Form 10-K, Exhibit 13
period 1993-12-31
TEXAS INSTRUMENTS INC
filed 1994-03-21
CIK 97476

                                                                    Exhibit 13
                                                                    ----------
TO THE STOCKHOLDERS OF TEXAS INSTRUMENTS:

Strong performance in TI's semiconductor business led the company to one of the best financial years in its history. Earnings per share doubled from 1992 on a 15 percent increase in revenues. The company set records for revenues, profits and earnings per share in 1993.

Financial Summary
- -----------------
TI's net revenues for 1993 were $8523 million, compared with $7440 million in 1992. Essentially all of the increase was in semiconductor revenues, with strength across all major product lines and in all major geographic regions. Profit from operations was $728 million in 1993, up 73 percent from $420 million in 1992. Higher semiconductor operating profits and higher royalties accounted for virtually all of the increase. Results for 1993 include a profit-sharing accrual of $83 million. There was no accrual for profit sharing in 1992. Net income for the year was $472 million, compared with $247 million in 1992. Earnings per share were $5.03, compared with $2.50 per share in 1992. Results for the year include royalty revenues of $521 million, compared with $391 million in 1992. Profit after tax return on assets (PAT
ROA) was 8.1 percent, compared with 4.1 percent in 1992. This represents substantial progress toward our goal of achieving a sustainable 8-10 percent PAT ROA to increase shareholder value.

Results Validate Strategies
- ---------------------------
In the last few years, we have taken actions to reposition our businesses in the marketplace and streamline operations across TI. The improvement in our financial performance shows that our strategies are working:

- --   About one-half of our semiconductor revenues are from differentiated products. We believe TI's semiconductor revenues grew faster than the market in 1993 for the second consecutive year. TI is gaining share in microprocessors. We are the acknowledged leader in the rapidly growing digital signal processor market, and we have a strong position in the market for linear mixed-signal devices. TI's bipolar business is shifting to advanced system logic, with new differentiated products for emerging markets in computers, consumer electronics and telecommunications.

- --   Our defense business is handling a difficult restructuring job exceptionally well, and continues to maintain stable margins and meet TI's goal for return on assets. We are continuing to size for a smaller market, and we are winning new contracts and exploring opportunities for strategic growth.

- --   Our information technology activity is focused on building a major business in software productivity tools and applications. The financial performance of this business in 1993 was below expectations. We continue to strengthen our product position in client/server software. We have moderated the planned growth rate for this business to focus on achieving acceptable profitability.

- --   Our materials and controls business has invested in several opportunities that could add substantial growth. The TIRIS(TM) radio-frequency identification system was adopted by Ford in Europe for auto security. The TIRIS system is an excellent example of applying our technology in creative ways to open new markets.


- --   We are becoming known as a valued business partner in every region of the world. We strengthened our position as the number one foreign supplier to the Japanese semiconductor market in 1993. Our revenues in the Asia-Pacific

                                     3

     region have doubled in the past two years and grew significantly faster than the market in 1993. In Europe, we are building a strong position in semiconductors for the telecommunications market based on alliances with the market leaders.

- --   We have established a mechanism for nurturing potentially breakthrough opportunities that fall outside our current businesses. We've made substantial investments to develop the digital micromirror device
     (DMD)(TM) technology. We are still assessing the business potential for this technology, but it could offer a significant opportunity for the future.

Pursuing Operational Excellence
- -------------------------------
We could not have achieved these results without making significant changes in the way we operate. Our success has come from the efforts of thousands of teams of TIers, dedicated to quality and willing to make the changes necessary to improve processes and satisfy our customers.

We believe there is a strong correlation between commitment to total quality and improvement in financial measures such as profitability and cash flow.
Our semiconductor business has consistently achieved greater than 90 percent on-time delivery performance and has reduced manufacturing cycle times by more than half in the last two years. Customer recognition of these achievements has resulted in more than 100 quality awards in that time, including the Total Quality Excellence Award from Ford. The reduction in cycle time and other operational improvements contributed significantly to the increase in semiconductor revenues in 1993. In addition, they also have resulted in improved cash flow and lower inventories relative to revenues. In what we believe to be a record for the industry, TECH Semiconductor, the joint-venture facility in Singapore, achieved volume production of four-megabit DRAMs in December, only three months after initial qualification. Our defense electronics business, a 1992 winner of the Malcolm Baldrige National Quality Award, consistently turns in strong financial performance. As part of its strategy for achieving business excellence, TI Europe has adopted the European Foundation for Quality Management (EFQM) criteria, which are similar to the Baldrige criteria and accepted by European customers. This focus on cycle time and quality has contributed to greater productivity for TI as a whole, with net revenues per person improving by about 40 percent in the last two years.

Building for the Future
- -----------------------
In addition to turning in record financial performance, we are also doing the things needed for the future. In late 1993, we combined our consumer and peripheral products businesses to create a new operation focused on products that enhance personal productivity. While this required a pretax charge in the fourth quarter, we expect the consolidation, when fully implemented, to result in annual savings of about $25 million through more efficient operations and combined marketing channels. We will continue to streamline operations as necessary in all of our businesses.

At the same time, we have added and converted resources to take advantage of new market opportunities. With higher royalties, we were able to increase research and development (R&D) investments by $120 million in 1993, to $590 million. We expect to increase these investments to about $700 million in 1994, with most of the increase supporting new semiconductor technologies. We have also strengthened our patent evaluation and filing process. In the past three years, TI has received about 1,200 new patents. Several of these are in technology areas that we believe will be important to the future of the electronics industry, including video graphics, signal processing, memory modules, and advanced semiconductor packaging. We believe these new patents strengthen our intellectual property portfolio for the future.

We also invested $730 million in capital in 1993. We began construction of a new wafer-fabrication facility in Dallas. The initial phase is expected to reduce sharply the time required to get new semiconductor products from research to vol-

                                     4

ume production. Capital expenditures in 1994 are expected to be about $1 billion, primarily for expansion of submicron CMOS semiconductor capacity, including investments in the new Dallas facility.

New TI Leadership Structure
- ---------------------------
Building on what we have accomplished in the last few years, and to prepare for the next phase of growth, we established a new leadership structure for the company in December 1993. We created an Office of the Chief Executive, and a Strategy Leadership Team composed of TI senior officers. This team will be the focal point for key decisions in the company. This structure embodies a management philosophy based on teamwork and partnership. It gives top managers more time to spend with customers, it promotes faster and better decisions, and it will help us build a more integrated, global company that can take full advantage of growth opportunities around the world.

Outlook
- -------
For 1994, we believe world semiconductor demand will grow in line with the long-term trend of about 15 percent, as the major economies of the world continue to experience low inflation rates and increased capital spending to improve productivity. While weakness in the economies of Japan and Germany will restrain the pace of near-term market growth, the strength of U.S. electronics and the emergence of new markets in Asia provide sufficient opportunities to continue steady growth in our semiconductor business.

For the longer term, conservative capacity additions relative to revenues and continued tight control of semiconductor inventories by end-equipment manufacturers should lead to greater stability for the semiconductor industry. This means more orderly growth around the long-term trend line. Such an environment would provide the opportunity to continue our emphasis on operational improvements and productivity gains, helping to achieve our goal for return on assets.

In defense electronics, we expect to see continued market decline in 1994, with a dampening effect on TI's defense revenues.

Because of actions taken in the last several years, TI today is much more competitive in world markets. Our priorities for 1994 are to implement the new leadership and organization changes, to achieve further improvement in total cycle time and quality, and to continue improving our productivity. Success in these areas will contribute to achieving our goal of a sustainable 8-10 percent profit after tax return on assets. We believe this level of performance provides an appropriate return to our shareholders while allowing us to reinvest in the business, achieve continually higher levels of customer satisfaction, and build an increasingly productive, rewarding work environment.

Jerry R. Junkins
Chairman, President and
Chief Executive Officer

Dallas, Texas
January 28, 1994


                     Consolidated Financial Statements
              Texas Instruments Incorporated and Subsidiaries
            (In millions of dollars, except per-share amounts.)

                                            For the years ended December 31
                                            -------------------------------
Income                                        1993        1992        1991
- ---------------------------------------------------------------------------
Net revenues ..............................  $8,523      $7,440      $6,784
                                             ------      ------      ------
Operating costs and expenses:
 Cost of revenues .........................   6,274       5,720       5,662
 General, administrative and marketing ....   1,247       1,170       1,277
 Employees' retirement and profit
   sharing plans ..........................     274         130          94
                                             ------      ------      ------
   Total ..................................   7,795       7,020       7,033
                                             ------      ------      ------

Profit (loss) from operations .............     728         420        (249)
Other income (expense) net ................      15          --         (14)
Interest on loans .........................      47          51          41
                                             ------      ------      ------
Income (loss) before provision for
 income taxes and cumulative effect of
 accounting changes .......................     696         369        (304)
Provision for income taxes ................     220         122         105
                                             ------      ------      ------
Income (loss) before cumulative effect
 of accounting changes ....................     476         247        (409)
Cumulative effect of accounting changes ...      (4)         --          --
                                             ------      ------      ------

Net income (loss) .........................  $  472      $  247      $ (409)
                                             ======      ======      ======

Net income (loss), less dividends
 accrued on preferred stock ...............  $  452      $  210      $ (443)
                                             ======      ======      ======

Earnings (loss) per common and common
 equivalent share:

 Income (loss) before cumulative effect
   of accounting changes ..................  $ 5.07      $ 2.50      $(5.40)
 Cumulative effect of accounting changes ..   (0.04)         --          --
                                             ------      ------      ------
 Net income (loss) ........................  $ 5.03      $ 2.50      $(5.40)
                                             ======      ======      ======
See accompanying notes.



                                                                    December 31
                                                                ------------------
Balance Sheet                                                    1993        1992
- ----------------------------------------------------------------------------------
Assets

Current assets:
 Cash and cash equivalents ...................................  $  404      $  356
 Short-term investments ......................................     484         503
 Accounts receivable, less allowance for losses of
   $42 million in 1993 and $34 million in 1992 ...............   1,218         975
 Inventories (net of progress billings) ......................     822         734
 Prepaid expenses ............................................      55          53
 Deferred income taxes .......................................     331           5
                                                                ------      ------
   Total current assets ......................................   3,314       2,626
                                                                ------      ------

Property, plant and equipment at cost ........................   4,620       4,434
 Less accumulated depreciation ...............................  (2,417)     (2,301)
                                                                ------      ------
   Property, plant and equipment (net) .......................   2,203       2,133
                                                                ------      ------

Deferred income taxes ........................................     237         152
Other assets .................................................     239         274
                                                                ------      ------
Total assets .................................................  $5,993      $5,185
                                                                ======      ======
Liabilities and Stockholders' Equity

Current liabilities:
 Loans payable and current portion long-term debt ............  $  211      $   54
 Accounts payable and accrued expenses .......................   1,495       1,460
 Income taxes payable ........................................     120          93
 Accrued retirement and profit sharing contributions .........     158          36
 Dividends payable ...........................................      17          22
                                                                ------      ------
   Total current liabilities .................................   2,001       1,665
                                                                ------      ------

Long-term debt ...............................................     694         909
Accrued retirement costs .....................................     739         324
Deferred credits and other liabilities .......................     244         340

Stockholders' equity:
 Preferred stock, $25 par value.  Authorized - 10,000,000
  shares.
   Market auction preferred (stated at liquidation value).
    Shares issued and outstanding:  1992 - 750 ...............      --          75
   Money market preferred (stated at liquidation value).
    Shares issued and outstanding:  1992 - 746 ...............      --          75
   Series A conversion preferred, stated at par value
    (liquidation value:  1992 - $324 million).  Shares issued
    and outstanding:  1992 - 2,778,500 .......................      --          69
   Participating cumulative preferred.  None issued ..........      --          --
 Common stock, $1 par value.  Authorized - 300,000,000
   shares.  Shares issued:  1993 - 90,919,314;
   1992 - 82,703,207 .........................................      91          83
 Paid-in capital .............................................     932         770
 Retained earnings ...........................................   1,307         916
 Less treasury common stock at cost.
   Shares:  1993 - 102,522;  1992 - 103,863 ..................      (5)         (4)
 Other .......................................................     (10)        (37)
                                                                ------      ------
    Total stockholders' equity ...............................   2,315       1,947
                                                                ------      ------
Total liabilities and stockholders' equity ...................  $5,993      $5,185
                                                                ======      ======
See accompanying notes.


                   Consolidated Financial Statements
              Texas Instruments Incorporated and Subsidiaries
            (In millions of dollars, except per-share amounts.)

                                                For the years ended December 31
                                                -------------------------------
Cash Flows                                        1993        1992        1991
- -------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income (loss) before cumulative
   effect of accounting changes ................ $  476      $  247      $ (409)
 Depreciation ..................................    617         610         590
 Deferred income taxes .........................    (59)        (93)         42
 Net currency exchange losses ..................      4           3           9
 (Increase) decrease in working capital
   (excluding cash and cash equivalents,
   short-term investments, deferred income
   taxes, loans payable and current
   portion long-term debt, and dividends
   payable):
    Accounts receivable ........................   (258)       (111)         11
    Inventories ................................    (88)         50          55
    Prepaid expenses ...........................     (3)          1           1
    Accounts payable and accrued expenses ......     37         (16)         53
    Income taxes payable .......................     27          52          10
    Accrued retirement and profit sharing
      contributions ............................     94          12          19
 Increase in noncurrent accrued retirement
   costs .......................................     21          39          91
 Other .........................................     66           7         (55)
                                                 ------      ------      ------
Net cash provided by operating activities ......    934         801         417

Cash flows from investing activities:
 Additions to property, plant and equipment ....   (730)       (429)       (504)
 (Increase) decrease in short-term investments..     19        (354)       (140)
 Proceeds from sales of businesses .............     --          48         111
                                                 ------      ------      ------
Net cash used in investing activities ..........   (711)       (735)       (533)

Cash flows from financing activities:
 Additions to loans payable ....................     35          92          79
 Payments on loans payable .....................    (72)        (61)        (84)
 Additions to long-term debt ...................     14         150         356
 Payments on long-term debt ....................    (15)       (117)       (173)
 Proceeds from issuance of preferred stock .....     --          --         314
 Redemptions of auction-rate preferred stock ...   (150)       (146)       (225)
 Dividends paid on common and preferred stock ..    (86)        (98)        (90)
 Sales and other common stock transactions .....    100          25          11
 Other .........................................      6          (2)        (15)
                                                 ------      ------      ------
Net cash provided by (used in) financing
 activities ....................................   (168)       (157)        173

Effect of exchange rate changes on cash ........     (7)         (5)         (8)
                                                 ------      ------      ------
Net increase (decrease) in cash and cash
 equivalents ...................................     48         (96)         49

Cash and cash equivalents at beginning of year..    356         452         403
                                                 ------      ------      ------
Cash and cash equivalents at end of year ....... $  404      $  356      $  452
                                                 ======      ======      ======
See accompanying notes.


                                       Market Auction/     Series A
                                        Money Market*<F1> )Conversion                             Treasury
                                          Preferred        Preferred  Common   Paid-In   Retained  Common
Stockholders' Equity                        Stock            Stock     Stock   Capital   Earnings   Stock    Other
- -------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1990 ...........      $  521          $   --    $   82    $  491    $1,269   $   (5)  $   --

1991
- ----
  Net loss ...........................                                                      (409)
  Dividends declared on:
    Market auction preferred stock ...                                                       (14)
    Money market preferred stock* ....                                                       (12)
    Series A conversion preferred
      stock ($3.31 per share) ........                                                        (9)
    Common stock ($.72 per share) ....                                                       (59)
  Redemptions of auction-rate
    preferred stock ..................        (225)
  Series A conversion preferred
    stock issued .....................                          69                 245
  Common stock issued on exercise
    of stock options .................                                              10                  3
  Other stock transactions, net ......                                                                 (2)
                                            ------          ------    ------    ------    ------   ------   ------
Balance, December 31, 1991 ...........         296              69        82       746       766       (4)      --

1992
- ----
  Net income .........................                                                       247
  Dividends declared on:
    Market auction preferred stock ...                                                        (8)
    Money market preferred stock .....                                                        (4)
    Series A conversion preferred
      stock ($9.04 per share) ........                                                       (25)
    Common stock ($.72 per share) ....                                                       (60)
  Redemptions of auction-rate
    preferred stock ..................        (146)
  Common stock issued on exercise
    of stock options .................                                     1        15                  3
  Other stock transactions, net ......                                               9                 (3)
  Pension liability adjustment .......                                                                         (37)
                                            ------          ------    ------    ------    ------   ------   ------
Balance, December 31, 1992 ...........         150              69        83       770       916       (4)     (37)

1993
- ----
  Net income .........................                                                       472
  Dividends declared on:
    Market auction preferred stock ...                                                        (2)
    Money market preferred stock .....                                                        (2)
    Series A conversion preferred
      stock ($5.45 per share) ........                                                       (14)
    Common stock ($.72 per share) ....                                                       (63)
  Redemptions of auction-rate
    preferred stock ..................        (150)
  Redemptions of Series A conversion
    preferred stock ..................                         (69)        6        63
  Common stock issued:
    To profit sharing trusts .........                                              13
    On exercise of stock options .....                                     2        67                  2
  Other stock transactions, net ......                                              19                 (3)
  Pension liability adjustment .......                                                                          27
                                            ------          ------    ------    ------    ------   ------   ------
Balance, December 31, 1993 ...........      $   --          $   --    $   91    $  932    $1,307   $   (5)  $  (10)
                                            ======          ======    ======    ======    ======   ======   ======

* Convertible money market preferred stock prior to August 9, 1991.

See accompanying notes.


                     Notes to Financial Statements

Accounting Policies and Practices
- ------------------------------------------------------------------------------
Effective January 1, 1993, the company adopted two new accounting standards:
SFAS No. 106, which requires the accrual of expected retiree health care benefit costs during the employees' working careers, and SFAS No. 109, which requires increased recording of deferred income tax assets. This resulted in a charge of $294 million ($3.14 per share) for SFAS No. 106 and a credit of $290 million ($3.10 per share) for SFAS No. 109, for the cumulative effect of the accounting changes.

   The consolidated financial statements include the accounts of all subsidiaries. Intercompany balances and transactions have been eliminated. The U.S. dollar is the functional currency for financial reporting. With regard to accounts recorded in currencies other than U.S. dollars, current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at year end. Inventories, property, plant and equipment and depreciation thereon are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate month-end rate of exchange. Net currency exchange gains and losses from remeasurement and currency exchange contracts to hedge exposure are charged or credited to income currently. Gains and losses from currency and interest exchange contracts to hedge specific transactions are included in the measurement of the related transactions.

   Inventories are stated at the lower of cost, current replacement cost or estimated realizable value. Cost is generally computed on a currently adjusted standard (which approximates current average costs) or average basis except for the cost of certain inventories of metals and metal products, which are computed on the LIFO basis.

   For the years 1993, 1992 and 1991, royalty revenue of $521 million, $391 million and $256 million is included in net revenues. Royalty revenue is recognized by the company upon fulfillment of its contractual obligations and determination of a fixed royalty amount, or, in the case of ongoing royalties, upon sale by the licensee of royalty-bearing products, as estimated by the company.

   Substantially all depreciation is computed by either the declining-balance method (primarily 150 percent declining method) or the sum-of-the-years-digits method. Fully depreciated assets are written off against accumulated depreciation.

   Earnings (loss) per common and common equivalent share are based on average common and common equivalent shares outstanding (93,605,749 shares, 85,310,690 shares and 81,970,372 shares for 1993, 1992 and 1991). Shares issuable upon exercise of dilutive stock options and upon conversion of dilutive conversion preferred stock and convertible debentures are included in average common and common equivalent shares outstanding. In computing per-share earnings, "net income, less dividends accrued on preferred stock" is increased by $19 million and $4 million in 1993 and 1992 for dividends and interest (net of tax and profit sharing effect) on the conversion preferred stock and convertible debentures considered dilutive common stock equivalents.

Short-Term Investments
- ------------------------------------------------------------------------------
Short-term investments consist primarily of commercial paper, notes and short-term U.S. government securities with original maturities beyond three months stated at cost, which approximates market value. Similar items with original maturities of three months or less are considered cash equivalents.

Inventories
- ---------------------------------------------------------------------------

                                                        Millions of Dollars
                                                        -------------------
                                                          1993        1992
                                                         ------      ------
Raw materials and purchased parts ....................   $  244      $  251
Work in process ......................................      557         576
Finished goods .......................................      250         197
                                                         ------      ------
Inventories before progress billings .................    1,051       1,024
Less progress billings ...............................     (229)       (290)
                                                         ------      ------
Inventories (net of progress billings) ...............   $  822      $  734
                                                         ======      ======

    Approximately 34% and 43% of the December 31, 1993 and 1992, inventories before progress billings related to long-term contracts.

    Revenues under long-term fixed price and fixed-price incentive contracts are recognized as deliveries are made or as performance targets are achieved. Revenues under cost-reimbursement contracts are recorded as costs are incurred and include estimated earned fees.

    Inventories related to long-term contracts are stated at actual production costs, including manufacturing overhead and special tooling and engineering costs, reduced by amounts identified with revenues recognized on units delivered or with progress completed. Such inventories are reduced by charging any amounts in excess of estimated realizable value to cost of revenues. The costs attributed to units delivered under long-term contracts are based on the estimated average cost of all units to be produced under existing firm orders and are determined under the learning curve concept, which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. Production costs included in inventories in excess of the estimated cost of in-process inventories (on the basis of estimated average cost of all units to be produced) were not material.

    The replacement cost of LIFO inventories exceeded the carrying cost, which was immaterial, by approximately $29 million at December 31, 1993, and $30 million at December 31, 1992.

    To secure access to additional semiconductor plant capacity, TI entered into three joint ventures formed to construct and operate semiconductor manufacturing capacity. Upon formation of the ventures TI contributed technology and cash to acquire minority interests and entered into long-term inventory purchase commitments with each joint venture. Under the agreements, TI purchases the output of the ventures at prices based upon percentage discounts from TI's average selling prices. Certain venturers have the right to buy a portion of the output from TI. Under certain circumstances, TI may increase its ownership and potentially acquire a majority interest in the ventures. Under the ventures' financing arrangements, the venturers have provided certain debt and other guarantees. At December 31, 1993 and 1992, TI was contingently liable for an aggregate of $43 million and $61 million of such guarantees. Inventory purchases from the ventures aggregated $356 million and $66 million in 1993 and 1992. Receivables from and payables to the ventures were $6 million and $45 million at December 31, 1993, and $4 million and $15 million at December 31, 1992. Purchases prior to 1992 were insignificant. TI purchases are expected to increase in 1994.

Property, Plant and Equipment at Cost
- ---------------------------------------------------------------------------
                                                        Millions of Dollars
                                                        -------------------
                                    Depreciable Lives     1993        1992
                                    -----------------    ------      ------
Land ............................                        $   70      $   69
Buildings and improvements ......      5-40 years         1,691       1,695
Machinery and equipment .........      3-10 years         2,859       2,670
                                                         ------      ------
Total ...........................                        $4,620      $4,434
                                                         ======      ======

    Interest incurred on loans in 1993, 1992 and 1991 was $55 million, $57 million and $59 million. Of these amounts, $8 million in 1993, $6 million in 1992 and $18 million in 1991 were capitalized.

    Authorizations for property, plant and equipment expenditures in future years were approximately $603 million at December 31, 1993, and $302 million at December 31, 1992.

Accounts Payable and Accrued Expenses
- ---------------------------------------------------------------------------
                                                        Millions of Dollars
                                                        -------------------
                                                          1993        1992
                                                         ------      ------
Accounts payable ......................................  $  543      $  459
Advance payments from commercial
  and defense contract customers ......................     130         152
Accrued salaries, wages, severance
  and vacation pay ....................................     291         273
Other accrued expenses and liabilities ................     531         576
                                                         ------      ------
Total .................................................  $1,495      $1,460
                                                         ======      ======

Long-Term Debt and Lines of Credit
- ---------------------------------------------------------------------------
                                                        Millions of Dollars
                                                        -------------------
                                                          1993        1992
                                                         ------      ------
2.75% convertible subordinated
 debentures due 2002 ..................................  $  200      $  200
9.0% notes due 1999 ...................................     150         150
9.0% notes due 2001 ...................................     150         150
9.25% notes due 2003 ..................................     150         150
8.75% notes due 2007 ..................................     150         150
5.56% to 6.10% Italian lira mortgage notes
 (53% swapped for 1.60% U.S. dollar obligation) .......      95         106
Other .................................................      10          19
                                                         ------      ------
                                                            905         925

Less current portion long-term debt ...................     211          16
                                                         ------      ------
Long-term debt ........................................  $  694      $  909
                                                         ======      ======

    The convertible subordinated debentures may be redeemed at the company's option at specified prices, and may be redeemed at the holder's option at par during a 30-day period beginning in September 1994. The debentures are convertible at the holder's option into an aggregate 2,413,273 shares of TI common stock at a common stock conversion price of $82.875 per share.

    The coupon rates for the notes due 1999, 2001 and 2003 have been swapped for commercial paper-based variable rates through March 1995 for an effective interest rate of approximately 6.4% and 6.5% as of December 31, 1993 and 1992. The 9.0% notes due 1999 may be redeemed at par, at the company's option, beginning in July 1996. The Italian lira mortgage notes, and related swaps, are due in installments through 2003. The mortgage notes are collateralized by real estate and equipment.

    Interest paid on loans (net of amounts capitalized as a component of construction costs) was $54 million in 1993, $51 million in 1992 and $33 million in 1991.

    Aggregate maturities of long-term debt due during the four years subsequent to December 31, 1994, are as follows:

                                                         Millions of Dollars
                                                         -------------------
1995 .................................................     $    11

1996 .................................................          13

1997 .................................................          13

1998 .................................................          14

    At December 31, 1993 and 1992, the fair value of long-term debt, based on current interest rates, was approximately $998 million and $965 million, compared with the carrying amount of $905 million and $925 million.

    Unused lines of credit for short-term financing were approximately $569 million at December 31, 1993 and $595 million at December 31, 1992. Of these amounts, $470 million and $477 million were available to support commercial paper borrowings.

                       Notes to Financial Statements

Financial Instruments and Risk Concentration
- -----------------------------------------------------------------------------
Financial instruments: In addition to the swaps discussed in the preceding note, the company has forward currency exchange contracts outstanding totaling $239 million at December 31, 1993 and 1992, to hedge exposure and transactions denominated in European and East Asian currencies. At December 31, 1993 and 1992, the settlement values of these swaps and forward contracts, based on current market rates, were not significant. These financial instruments are designed to minimize exchange rate risks and financing costs in the regular course of business.

    The company has an agreement to sell, on a revolving basis, up to $175 million of an undivided percentage ownership interest in a designated pool of accounts receivable, with limited recourse. Accounts receivable are shown net of $175 million at December 31, 1993 and 1992, representing receivables sold. The comparable amount for December 31, 1991 is $175 million. The related discount expense, which varies with commercial paper rates, is included in other income (expense) net. The agreement expires November 1995 and may be terminated earlier by either party under certain circumstances.

    Risk concentration: Financial instruments which potentially subject the company to concentrations of credit risk are primarily cash investments and accounts receivable. The company places its cash investments in investment grade, short-term debt instruments and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to the receivables are limited due to the large number of customers in the company s customer base, and their dispersion across different industries and geographic areas. The company maintains an allowance for losses based upon the expected collectibility of all accounts receivable, including receivables sold.

Stockholders' Equity
- ------------------------------------------------------------------------------
The company is authorized to issue 10,000,000 shares of preferred stock. The following series of preferred stock have been issued:

    Market auction preferred stock: On August 9, 1991, all outstanding shares were exchanged on a one-for-one basis for new market auction preferred stock with a higher maximum dividend rate. In November 1993, all of the remaining $75 million of these shares were redeemed by the company at their liquidation value of $100,000 per share. Dividends, which were cumulative, were set every 49 days through auction procedures. The dividend rates (per annum) averaged 3.2%, 5.3% and 6.5% in 1993, 1992 and 1991. Dividends declared per share averaged $2,564, $5,239 and $6,230 in 1993, 1992 and 1991.

    Money market preferred stock: The shares outstanding prior to August 9, 1991 were convertible into TI common stock; on August 9, 1991, all such shares were exchanged on a one-for-one basis for new non-convertible money market
preferred stock with a higher maximum dividend rate.   In October 1993, all of
the remaining $74.6 million of these shares were redeemed by the company at their liquidation value of $100,000 per share. Dividends, which were cumulative, were set every 49 days through auction procedures. The dividend rates (per annum) averaged 3.4%, 5.4% and 6.6% in 1993, 1992 and 1991. Dividends declared per share averaged $2,729, $5,138 and $6,520 in 1993, 1992 and 1991.

    Series A conversion preferred stock: Each Series A conversion preferred share was represented by four depositary shares, for a total of 11,114,000 depositary shares. The depositary shares were redeemable, at the company's option, in exchange for TI common stock having a market value equal to a predetermined call price specified by the date of redemption. In a series of three redemptions of approximately equal numbers of shares, the company redeemed all of its Series A Conversion Preferred Stock and related depositary shares during 1993. In exchange for the aggregate 11,114,000 depositary shares redeemed, the company issued the following number of shares of TI common stock: 2,412,829 on June 25; 2,025,024 on September 10; and 1,828,665
on September 27.

    Each outstanding share of the company's common stock carries a stock purchase right. Under certain circumstances, each right may be exercised to purchase one one-hundredth of a share of the company's participating cumulative preferred stock for $200. Under certain circumstances following the acquisition of 20% or more of the company's outstanding common stock by an acquiring person (as defined in the rights agreement), each right (other than rights held by an acquiring person) may be exercised to purchase common stock of the company or a successor company with a market value of twice the $200 exercise price. The rights, which are redeemable by the company at 1 cent per right, expire in June 1998.

Research and Development Expense
- ---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
                                              1993        1992        1991
                                             ------      ------      ------
Research and development expense ........... $  590      $  470      $  527

Other Income (Expense) Net
- ---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
                                              1993        1992        1991
                                             ------      ------      ------
Interest income ...........................  $   31      $   30      $   28

Other income (expense) net ................     (16)        (30)        (42)
                                             ------      ------      ------
Total .....................................  $   15      $   --      $  (14)
                                             ======      ======      ======

Stock Options
- ------------------------------------------------------------------------------
The company has stock options outstanding to participants under the Texas Instruments Long-Term Incentive Plan, approved by stockholders on April 15, 1993. Options are also outstanding under the 1974, 1984 and 1988 Stock Option Plans; however, no further options may be granted under these plans. Under all these stockholder-approved plans, the exercise price per share may not be less than 100 percent of the fair market value on the date of the grant.
Options granted become exercisable in such amounts, at such intervals and subject to such terms and conditions as determined by the compensation committee of the board of directors.

    Under the Long-Term Incentive Plan, the company may grant stock options, including incentive stock options; restricted stock and restricted stock units; performance units; and other stock-based awards, including stock appreciation rights. The plan provides for the issuance of 4,000,000 shares of the company's common stock; in addition, if any option under the 1974, 1984 or 1988 Stock Option Plans terminates, then any unissued shares subject to the terminated option become available for granting awards under the plan. No more than 1,000,000 shares of common stock may be awarded as restricted stock, restricted stock units or other stock-based awards under the plan.

    The company also has stock options outstanding under an Employees Stock Option Purchase Plan approved by stockholders in 1988. The plan provides for options to be offered to all eligible employees in amounts based on a percentage of the employee's prior year's compensation. If the optionee authorizes and does not cancel payroll deductions which, with interest, will be equal to or greater than the purchase price, options granted become exercisable 14 months, and expire not more than 27 months, from date of grant.

    Stock option transactions during 1993, 1992 and 1991 were as follows:

                                     Long-Term
                                     Incentive   Employees
                                     and Stock  Stock Option    Option
                                       Option     Purchase    Price Range
                                       Plans        Plan       Per Share
                                     ---------   ---------  ---------------
Balance, Dec. 31, 1990 ............  3,792,718     842,893  $25.34 - $60.57
 Granted ..........................    867,500     690,532*
 Terminated .......................    109,315     547,871*
 Exercised** ......................    228,608     151,763  $25.34 - $47.63
                                     ---------   ---------
Balance, Dec. 31, 1991 ............  4,322,295     833,791  $25.34 - $60.57
 Granted ..........................    834,450     591,300*
 Terminated .......................     93,859     404,427*
 Exercised** ......................    255,409     218,441  $25.34 - $44.75
                                     ---------   ---------
Balance, Dec. 31, 1992 ............  4,807,477     802,223  $30.73 - $60.57
 Granted ..........................    860,000     438,803*
 Terminated .......................    159,150      85,734*
 Exercised** ......................  1,056,079     636,986  $32.82 - $54.61
                                     ---------   ---------
Balance, Dec. 31, 1993 ............  4,452,248     518,306  $30.73 - $65.69
                                     =========   =========
Exercisable at Dec. 31, 1992 ......  1,787,563     246,686
Exercisable at Dec. 31, 1993 ......    751,920     106,105

  * Excludes options offered but not accepted.
 ** Includes previously unissued shares and treasury shares of 1,636,199 and 56,866; 398,288 and 75,562; and 317,814 and 62,557; for 1993, 1992 and
    1991.

    At year-end 1993, 3,461,225 shares were available for future grants under the Long-Term Incentive Plan and 2,051,062 shares under the Employees Stock Option Purchase Plan approved in 1988. As of year-end 1993, 8,159,647 shares were reserved for issuance under the company's stock option and incentive plans and 2,569,368 shares were reserved for issuance under the Employees Stock Option Purchase Plan approved in 1988.

    The company acquires its common stock from time to time for use in connection with exercise of stock options and other stock transactions. Treasury shares acquired in 1993, 1992 and 1991 were 55,525 shares, 77,339 shares and 61,006 shares. Previously unissued common shares issued under the Annual Incentive Plan in 1993, 1992 and 1991 were 103,926 shares, 68,860 shares and 36,389 shares.

Profit Sharing and Retirement Plans
- -----------------------------------------------------------------------------
The company provides various incentive plans for employees, including general profit sharing and savings programs as well as an annual incentive plan for key employees. The company also provides pension and retiree health care benefit plans in the U.S. and pension plans in certain non-U.S. locations.

    Profit sharing: Profit sharing expense was $83 million in 1993. There was no profit sharing expense in 1992 or 1991. Under the plans, unless otherwise provided by local law, the company and certain of its subsidiaries contribute a portion

                     Notes to Financial Statements

of their net profits according to certain formulas, but not to exceed the lesser of 25% of consolidated income (as defined) before profit sharing and income taxes or 15% of the compensation of eligible participants. Unless otherwise provided by local law, such contributions are invested in TI common stock.

    Except in the event of company contributions in stock, investments in TI common stock are made by the trustees through purchases of outstanding shares or through purchases of shares offered from time to time by the company. The board of directors has authorized the issuance of previously unissued shares for purposes of the plans; 712,404 of such shares were available for future issuance at December 31, 1993.

    The trustees of the profit sharing plans purchased 626,670 outstanding shares of TI common stock in 1993 (105,688 shares in 1992 and 310,256 shares in 1991) and 209,464 previously unissued shares in 1993 (none in 1992 and
1991).

    Savings program: The company provides a matched savings program whereby U.S. employees' contributions of up to 4% of their salary are matched by the company at the rate of 50 cents per dollar. Contributions are subject to statutory limitations. The contributions may be invested in several investment funds including TI common stock. The company's expense under this program was $21 million in 1993, $20 million in 1992 and $22 million in 1991.

    U.S. pension plan: The company has a defined benefit plan covering most U.S. employees with benefits based on years of service and employee's compensation. The plan is a career-average-pay plan which has been amended periodically in the past to produce approximately the same results as a final-pay type plan. The board of directors of the company has expressed an intent to make such amendments in the future, circumstances permitting, and the expected effects of such amendments have been considered in calculating U.S. pension expense. The company's funding policy is to contribute to the plan at least the minimum amount required by ERISA. Plan assets consist primarily of common stock, U.S. government obligations, commercial paper and real estate.

    Pension expense of the U.S. plan includes the following components:

                                                   Millions of Dollars
                                            --------------------------------
                                             1993         1992         1991
                                            ------       ------       ------
Service cost - benefits earned
 during the period ......................   $   59       $   58       $   51
Interest cost on projected benefit
 obligation .............................       72           70           69
Return on plan assets
 Actual return ..........................      (99)         (45)        (167)
 Deferral ...............................       44          (10)          97
Net amortization ........................       (2)          (5)         (11)
                                            ------       ------       ------
U.S. pension expense ....................   $   74       $   68       $   39
                                            ======       ======       ======

    The funded status of the U.S. plan was as follows:

                                                   Millions of Dollars
                                                   -------------------

                                                     1993        1992
                                                   -------      ------
Actuarial present value at Dec. 31 of:
 Vested benefit obligation ....................    $  (655)     $ (459)
                                                   =======      ======
 Accumulated benefit obligation ...............    $  (717)     $ (576)
                                                   =======      ======
 Projected benefit obligation .................    $(1,026)     $ (937)
Plan assets at fair value .....................        783         691
                                                   -------      ------
Projected benefit obligation in excess of
 plan assets ..................................       (243)       (246)
Unrecognized net asset from initial
 application of SFAS 87 .......................        (90)       (103)
Unrecognized net loss .........................         43          80
Unrecognized prior service cost ...............         46          50
                                                   -------      ------
Accrued pension at Dec. 31 ....................       (244)       (219)
Less current portion ..........................         40          30
                                                   -------      ------
Accrued U.S. pension costs ....................    $  (204)     $ (189)
                                                   =======      ======

    The projected benefit obligations for 1993 and 1992 were determined using assumed discount rates of 7.0% and 8.0% and assumed average long-term pay progression rates of 4.25% and 6.7%. The assumed long-term rate of return on plan assets was 9.0%.

    Non-U.S. pension plans: Retirement coverage for non-U.S. employees of the company is provided, to the extent deemed appropriate, through separate plans. Retirement benefits are based on years of service and employee's compensation, generally during a fixed number of years immediately prior to retirement. Funding policies are based on local statutes. Plan assets consist primarily of common stock, government obligations and corporate bonds.

    Pension expense of the non-U.S. plans includes the following components:

                                                 Millions of Dollars
                                            -------------------------------
                                             1993         1992        1991
                                            ------       ------      ------
Service cost - benefits earned
 during the period ......................   $   44       $   38      $   31
Interest cost on projected benefit
 obligations ............................       28           23          18
Return on plan assets
 Actual return ..........................      (50)           1         (30)
 Deferral ...............................       25          (24)         13
Net amortization ........................        8            4           1
                                            ------       ------      ------
Non-U.S. pension expense ................   $   55       $   42      $   33
                                            ======       ======      ======

    The funded status of the non-U.S. plans was as follows:

                                                  Millions of Dollars
                                                 ---------------------
                                                  1993           1992
                                                 ------         ------
Actuarial present value at Sept. 30 of:
 Vested benefit obligations ..................   $ (365)        $ (307)
                                                 ======         ======
 Accumulated benefit obligations .............   $ (429)        $ (366)
                                                 ======         ======
 Projected benefit obligations ...............   $ (621)        $ (465)
Plan assets at fair value ....................      342            264
                                                 ------         ------
Projected benefit obligations in excess of
 plan assets .................................     (279)          (201)
Unrecognized net liabilities from initial
 application of SFAS 87 ......................       25             27
Unrecognized net loss ........................      157             87
Unrecognized prior service cost ..............       10             12
                                                 ------         ------
Accrued non-U.S. pension at Sept. 30 .........      (87)           (75)
Additional minimum liability .................      (24)           (47)
Adjustments from Sept. 30 to Dec. 31 .........        2              1
Less prepaid pension costs at Dec. 31 ........       18             19
                                                 ------         ------
Accrued pension at Dec. 31 ...................     (127)          (140)
Less current portion .........................        7              5
                                                 ------         ------
Accrued non-U.S. pension costs ...............   $ (120)        $ (135)
                                                 ======         ======

    The range of assumptions used for the non-U.S. plans reflects the different economic environments within the various countries. The projected benefit obligations were determined using a range of assumed discount rates of 4.75% to 9.0% in 1993 and 5.75% to 9.0% in 1992 and a range of assumed average long-term pay progression rates of 4.0% to 7.0% in 1993 and 4.5% to 7.0% in 1992. The range of assumed long-term rates of return on plan assets was 8.0% to 10.0%. Accrued pension at December 31 includes approximately $79 million in 1993 and 1992 for two non-U.S. plans that are not funded. Pension accounting rules require recognition in the balance sheet of an additional minimum pension liability equal to the excess of the accumulated benefit obligation over the value of the plan assets. A corresponding amount is recognized as an intangible asset, not to exceed the amount of unrecognized prior service cost, with the balance recorded as a reduction of stockholders' equity. As of December 31, 1993 and 1992, the company has recorded an additional non-U.S. minimum pension liability of $24 million and $47 million and an equity reduction of $10 million and $37 million.

    Retiree health care benefit plan: The company's U.S. employees are currently eligible to receive, during retirement, specified company-paid medical benefits. The plan is contributory and premiums are adjusted annually. For employees retiring on or after January 5, 1993, the company has specified a maximum annual amount per retiree, based on years of service, that it will pay toward retiree medical premiums. For employees who retired prior to that date, the company maintains a consistent level of cost sharing between the company and the retiree. The company is pre-funding the plan obligation in amounts determined at the discretion of management. Plan assets consist primarily of common stock, U.S. government obligations, commercial paper, and state and local government obligations.

    Effective January 1, 1993, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the accrual of expected retiree health care benefit costs during the employees' working careers, instead of when the claims are incurred. The company recorded an accumulated postretirement benefit obligation of $454 million and a related deferred income tax asset of $160 million, which resulted in a $294 million charge ($3.14 per share) for the cumulative effect of the accounting change. Retiree health care benefit expense in 1992 and 1991 was computed on a claims-incurred basis.

    Expense of the retiree health care benefit plan includes the following components:

                                                   Millions of Dollars
                                                   -------------------
                                                          1993
                                                         ------
Service cost - benefits earned
 during the period ...............................       $    6
Interest cost on accumulated postretirement
 benefit obligation ..............................           35
Return on plan assets
 Actual return ...................................           (1)
 Deferral ........................................            1
                                                         ------
Retiree health care benefit expense ..............       $   41
                                                         ======

    The funded status of the plan was as follows:

                                                   Millions of Dollars
                                                   -------------------
                                                          1993
                                                         ------
Actuarial present value at Dec. 31 of accumulated
 postretirement benefit obligation:
 Retirees ........................................       $ (396)
 Fully eligible employees ........................          (14)
 Other employees .................................         (117)
                                                         ------
                                                           (527)
                                                         ------
Plan assets at fair value ........................            8
                                                         ------
Accumulated postretirement benefit obligation
 in excess of plan assets ........................         (519)
Unrecognized net loss ............................           63
                                                         ------
Accrued at Dec. 31 ...............................         (456)
Less current portion .............................           41
                                                         ------
Accrued retiree health care benefit costs ........       $ (415)
                                                         ======

    Retiree health care benefit amounts were determined using health care cost trend rates of 11.0% for 1994 decreasing to 6.0% by 1999, and an assumed discount rate of 7.0%.

                     Notes to Financial Statements

Increasing the health care cost trend rates by 1% would have increased the accumulated postretirement benefit obligation at December 31, 1993 by $39 million and 1993 plan expense by $5 million. A trust holding a portion of the plan assets is subject to federal income taxes at a 39.6% rate. The assumed long-term rate of return on plan assets, after taxes, was 7.3%. Retiree health care benefit expense was $24 million in 1992 and $21 million in 1991.

    Employment-reduction programs: During 1991, the company implemented special voluntary and involuntary employment-reduction programs and as a result incurred pretax charges of $130 million in the second quarter, $55 million in the third quarter and $45 million in the fourth quarter of that year. The company recognized a $25 million pretax gain from the settlement of the related pension obligation in the fourth quarter of 1991.

Industry Segment and Geographic Area Operations
- -----------------------------------------------------------------------------
The company is engaged in the development, manufacture and sale of a variety of products in the electrical and electronics industry for industrial, government and consumer markets. These products consist of components (semiconductors, such as integrated circuits, discrete devices and subassemblies, and electrical and electronic control devices); defense electronics (such as radar systems, navigation systems, infrared surveillance and fire control systems, defense suppression missiles, missile guidance and control systems, and electronic warfare systems); and digital products (such as software productivity tools, integrated enterprise information solutions, notebook computers, printers, electronic calculators and learning aids, and custom manufacturing services). In fourth quarter 1992, the company sold its commercial multiuser minicomputer systems and service operations. In October 1991, the sale of substantially all the company's industrial automation and control systems business was completed. Both of these operations were part of the digital products segment. The company also produces metallurgical materials (including clad metals, precision-engineered parts and electronic connectors).

    The company's business is based principally on its broad semiconductor technology and application of this technology to selected electronic end-equipment markets.

    Industry segment and geographic area profit (loss) is not equivalent to income (loss) before provision for income taxes and cumulative effect of accounting changes due to exclusion of general corporate expenses, net interest, currency exchange gains and losses, and other items along with elimination of unrealized profit in assets. Profit sharing expense is allocated to segment results based on payroll costs. Royalty revenue from patent license agreements is included in the U.S. geographic net revenues and (except for royalty revenue from microcomputer system patent license agreements, which is included in the digital products segment) is principally included in the components segment.

    Identifiable assets are those associated with segment or geographic area operations, excluding unallocated cash and short-term investments, internal company receivables and deferred income taxes. Generally, revenues between industry segments and between geographic areas are based on prevailing market prices or an approximation thereof.

Industry Segment Net Revenues
- ---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
                                              1993        1992        1991
                                             ------      ------      ------
Components
 Trade ................................      $5,091      $3,982      $3,421
 Intersegment .........................          66          47          49
                                             ------      ------      ------
                                              5,157       4,029       3,470
                                             ------      ------      ------
Defense Electronics
 Trade ................................       1,842       1,990       1,933
 Intersegment .........................          14          14          17
                                             ------      ------      ------
                                              1,856       2,004       1,950
                                             ------      ------      ------
Digital Products
 Trade ................................       1,454       1,345       1,306
 Intersegment .........................           4           5          22
                                             ------      ------      ------
                                              1,458       1,350       1,328
                                             ------      ------      ------
Metallurgical Materials
 Trade ................................         126         116         121
 Intersegment .........................          19          22          22
                                             ------      ------      ------
                                                145         138         143
                                             ------      ------      ------
Eliminations and other ................         (93)        (81)       (107)
                                             ------      ------      ------
Total .................................      $8,523      $7,440      $6,784
                                             ======      ======      ======

    Net revenues directly from federal government agencies in the United States, principally related to the defense electronics segment, were $1,031 million in 1993, $1,172 million in 1992 and $1,127 million in 1991.

Industry Segment Profit (Loss)
- ---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
                                              1993        1992        1991
                                             ------      ------      ------
Components ............................      $  689      $  340      $ (188)
Defense Electronics ...................         188         194         111
Digital Products ......................          34          27         (52)
Metallurgical Materials ...............          (4)          3           2
Eliminations and corporate items ......        (211)       (195)       (177)
                                             ------      ------      ------
Income (loss) before provision for
 income taxes and cumulative effect of
 accounting changes ...................      $  696      $  369      $ (304)
                                             ======      ======      ======


Industry Segment Identifiable Assets
- ---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
                                              1993        1992        1991
                                             ------      ------      ------
Components ............................      $3,016      $2,695      $2,817
Defense Electronics ...................         821         842         946
Digital Products ......................         718         633         562
Metallurgical Materials ...............          68          57          73
Eliminations and corporate items ......       1,370         958         611
                                             ------      ------      ------
Total .................................      $5,993      $5,185      $5,009
                                             ======      ======      ======

Industry Segment Property, Plant and Equipment
- ---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
Depreciation                                  1993        1992        1991
- ------------                                 ------      ------      ------
Components ............................      $  462      $  457      $  426
Defense Electronics ...................         104         110         122
Digital Products ......................          23          24          28
Metallurgical Materials ...............          10          10          10
Eliminations and corporate items ......          18           9           4
                                             ------      ------      ------
Total .................................      $  617      $  610      $  590
                                             ======      ======      ======

                                                  Millions of Dollars
                                             ------------------------------
Additions                                     1993        1992        1991
- ---------                                    ------      ------      ------
Components ............................      $  545      $  314      $  383
Defense Electronics ...................          92          74          67
Digital Products ......................          37          13          24
Metallurgical Materials ...............          16           8          10
Eliminations and corporate items ......          40          20          20
                                             ------      ------      ------
Total .................................      $  730      $  429      $  504
                                             ======      ======      ======

    The following geographic area data includes revenues, costs and expenses generated by and assets employed in operations located in each area:

Geographic Area Net Revenues
- ---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
                                              1993        1992        1991
                                             ------      ------      ------
United States
 Trade ................................      $5,314      $4,829      $4,401
 Interarea ............................         449         407         366
                                             ------      ------      ------
                                              5,763       5,236       4,767
                                             ------      ------      ------
Europe
 Trade ................................       1,281       1,249       1,116
 Interarea ............................         238         186         102
                                             ------      ------      ------
                                              1,519       1,435       1,218
                                             ------      ------      ------
East Asia
 Trade ................................       1,860       1,307       1,187
 Interarea ............................       1,223       1,058         874
                                             ------      ------      ------
                                              3,083       2,365       2,061
                                             ------      ------      ------
Other Areas
 Trade ................................          68          62          80
 Interarea ............................          51          32          25
                                             ------      ------      ------
                                                119          94         105
                                             ------      ------      ------
Eliminations ..........................      (1,961)     (1,690)     (1,367)
                                             ------      ------      ------
Total .................................      $8,523      $7,440      $6,784
                                             ======      ======      ======

Geographic Area Profit (Loss)
- ---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
                                              1993        1992        1991
                                             ------      ------      ------
United States .........................      $  743      $  581      $   99
Europe ................................          33         (24)       (207)
East Asia .............................          63         (28)        (41)
Other Areas ...........................          --          (5)         (8)
Eliminations and corporate items ......        (143)       (155)       (147)
                                             ------      ------      ------
Income (loss) before provision for
 income taxes and cumulative effect of
 accounting changes ...................      $  696      $  369      $ (304)
                                             ======      ======      ======
/TABLE

Geographic Area Identifiable Assets
- ---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
                                              1993        1992        1991
                                             ------      ------      ------
United States .........................      $2,589      $2,378      $2,340
Europe ................................         897         887       1,012
East Asia .............................       1,310       1,105       1,176
Other Areas ...........................          42          40          48
Eliminations and corporate items ......       1,155         775         433
                                             ------      ------      ------
Total .................................      $5,993      $5,185      $5,009
                                             ======      ======      ======

Income Taxes
- ----------------------------------------------------------------------------
Effective January 1, 1993, the company adopted SFAS No. 109, "Accounting for Income Taxes," which requires increased recording of deferred income tax assets. As a result, the company recorded additional deferred income tax assets of $203 million, after a valuation allowance of $404 million, and reduced deferred income tax liabilities by $87 million, which resulted in a $290 million credit ($3.10 per share) for the cumulative effect of the accounting change.

Income (Loss) before Provision for Income Taxes and Cumulative Effect of
- ------------------------------------------------------------------------
Accounting Changes
- ------------------

                                            Millions of Dollars
                                  -----------------------------------------
                                   Geographic area
                                    profit (loss)
                                  ------------------    Elims. &
                                   U.S.     Non-U.S.  corp. items    Total
                                  -----     --------  -----------   -------
1993 ........................     $ 743      $   96     $   (143)   $   696
1992 ........................       581         (57)        (155)       369
1991 ........................        99        (256)        (147)      (304)

    With the exception of interarea elimination of unrealized profit in assets, which increased $1 million in 1993, decreased $20 million in 1992, and decreased $23 million in 1991, the remaining corporate items consist primarily of general corporate expenses which are applicable to both U.S. and non-U.S. operations. These expenses, as well as U.S. research and development costs allocated to non-U.S. operations, are generally deductible for tax purposes in the U.S.


                     Notes to Financial Statements


Provision (Credit) for Income Taxes
- ----------------------------------------------------------------------------
Income tax amounts for 1993 were computed based on SFAS No. 109; amounts for 1992 and 1991 were computed based on the prior accounting standard, SFAS No. 96.

                                                  Millions of Dollars
                                              -----------------------------
                                               U.S.      Non-U.S.     Total
                                              -----      --------     -----
1993
- ----
Current .................................     $ 183        $  96      $ 279
Deferred ................................       (42)         (17)       (59)
                                              -----        -----      -----
Total ...................................     $ 141        $  79      $ 220
                                              =====        =====      =====
1992
- ----
Current .................................     $ 152        $  63      $ 215
Deferred ................................       (97)           4        (93)
                                              -----        -----      -----
Total ...................................     $  55        $  67      $ 122
                                              =====        =====      =====
1991
- ----
Current .................................     $   7        $  56      $  63
Deferred ................................        40            2         42
                                              -----        -----      -----
Total ...................................     $  47        $  58      $ 105
                                              =====        =====      =====

    Principal reconciling items from income tax computed at the statutory federal rate follow.

                                                    Millions of Dollars
                                              ------------------------------
                                               1993        1992        1991
                                              ------      ------      ------
Computed tax at statutory rate .............. $  244      $  125      $ (103)
Effect of increase in tax rate on net
 deferred tax assets ........................    (17)         --          --
Effect of change in valuation allowance .....     (2)         --          --
Effect of non-U.S. rates ....................     (3)         33         119
Increase (decrease) in unrecognized
 deferred tax benefits ......................     --         (34)         89
Research and experimentation tax credits ....     (8)         (2)         --
Other .......................................      6          --          --
                                              ------      ------      ------
Total provision for income taxes ............ $  220      $  122      $  105
                                              ======      ======      ======
/TABLE

    Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from such companies are expected to result in additional tax liability. The remaining undistributed earnings (approximately $525 million at December 31, 1993) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

    The primary components of deferred income tax assets and liabilities at December 31 were as follows:

                                                   Millions of Dollars
                                                   -------------------
                                                          1993
                                                         ------
Deferred income tax assets:
 Accrued retirement costs (pension and
  retiree health care) ............................      $  262
 Inventories and related reserves .................         183
 Accrued expenses .................................         168
 Long-term contracts ..............................          63
 Non-U.S. loss carryforwards ......................         181
 Other ............................................         168
                                                         ------
                                                          1,025
                                                         ------
Less valuation allowance ..........................        (350)
                                                         ------
                                                            675
                                                         ------
Deferred income tax liabilities:
 Property, plant and equipment ....................         (81)
 Other ............................................         (66)
                                                         ------
                                                           (147)
                                                         ------
Net deferred income tax asset .....................      $  528
                                                         ======

    At December 31, 1993, the net deferred income tax asset of $528 million was presented in the balance sheet, based on tax jurisdiction, as deferred income tax assets of $568 million and deferred income tax liabilities of $40 million.

    Temporary differences at December 31, 1992 consisted primarily of inventory reserves and other reserves not yet deducted for tax purposes, differences in depreciation rates and long-term contract valuation amounts, and undistributed earnings of non-U.S. subsidiaries.

    The company has aggregate non-U.S. tax loss carryforwards of approximately $425 million. Of this amount, $395 million expires through the year 2003 and $30 million has no expiration.

    Income taxes paid were $231 million, $108 million and $22 million for 1993, 1992 and 1991.

                                    32

Rental Expense and Lease Commitments
- ------------------------------------------------------------------------------
Rental and lease expense was $132 million in 1993, $143 million in 1992 and $145 million in 1991. The company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment. The lease agreements frequently include purchase and renewal provisions and require the company to pay taxes, insurance and maintenance costs.

    At December 31, 1993, the company was committed under non-cancelable leases with minimum rentals in succeeding years as follows:

Non-cancelable Leases
- ----------------------------------------------------------------------------
                                                       Millions of Dollars
                                                       -------------------
1994 ............................................           $   94
1995 ............................................               84
1996 ............................................               68
1997 ............................................               49
1998 ............................................               42
Later years .....................................              249

Report of Ernst & Young, Independent Auditors
- ------------------------------------------------------------------------------

The Board of Directors
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheet of Texas Instruments Incorporated and subsidiaries (the Company) at December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Instruments Incorporated and subsidiaries at December 31, 1993 and 1992, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

    As discussed in the "Profit Sharing and Retirement Plans" and "Income Taxes" notes to the financial statements, in 1993 the Company changed its method of accounting for retiree health care benefits and income taxes.

                                                Ernst & Young

Dallas, Texas
January 28, 1994






                   Summary of Selected Financial Data

Years ended December 31              1993     1992     1991     1990     1989
- ------------------------------------------------------------------------------
Millions of Dollars
Net revenues .....................  $8,523   $7,440   $6,784   $6,567   $6,522
Operating costs and expenses .....   7,795    7,020    7,033    6,593    6,203
                                    ------   ------   ------   ------   ------
Profit (loss) from operations ....     728      420     (249)     (26)     319
Other income (expense) net........      15       --      (14)      29       59
Interest on loans ................      47       51       41       24       23
                                    ------   ------   ------   ------   ------
Income (loss) before provision
 for income taxes and cumulative
 effect of accounting changes.....     696      369     (304)     (21)     355
Provision for income taxes .......     220      122      105       18       63
                                    ------   ------   ------   ------   ------
Income (loss) before cumulative
 effect of accounting changes ....     476      247     (409)     (39)     292
Cumulative effect of accounting
 changes .........................      (4)      --       --       --       --
                                    ------   ------   ------   ------   ------
Net income (loss) ................  $  472   $  247   $ (409)  $  (39)  $  292
                                    ======   ======   ======   ======   ======

- ------------------------------------------------------------------------------
Earnings (loss) per common and
 common equivalent share:
 Income (loss) before cumulative
  effect of accounting changes ...  $ 5.07   $ 2.50   $(5.40)  $ (.92)  $ 3.04
Cumulative effect of accounting
  changes ........................   (0.04)      --       --       --       --
                                    ------   ------   ------   ------   ------
 Net income (loss) ...............  $ 5.03   $ 2.50   $(5.40)  $ (.92)  $ 3.04
                                    ======   ======   ======   ======   ======
Dividends declared per
 common share ....................     .72      .72      .72      .72      .72

- ------------------------------------------------------------------------------
Average common and common
 equivalent shares outstanding
 during year, in thousands .......  93,606   85,311   81,970   81,614   84,934

- ------------------------------------------------------------------------------

As of December 31                    1993     1992     1991     1990     1989
- ------------------------------------------------------------------------------
Millions of Dollars
Working capital ..................  $1,313   $  961   $  813   $  826   $1,144
Property, plant and
 equipment (net) .................   2,203    2,133    2,354    2,480    2,130
Total assets .....................   5,993    5,185    5,009    5,048    4,804
Long-term debt ...................     694      909      896      715      617
Stockholders' equity .............   2,315    1,947    1,955    2,358    2,485

- ------------------------------------------------------------------------------
Employees ........................  59,048   60,577   62,939   70,318   73,854
Stockholders of record ...........  29,129   31,479   35,162   36,268   36,096

See Notes to Financial Statements and Management Discussion and Analysis of Financial Condition and Results of Operations.

                   Supplemental Financial Information

Management Discussion and Analysis of
Financial Condition and Results of Operations
- ------------------------------------------------------------------------------
The management discussion and analysis of the company's financial condition and results of operations consists of the letter to stockholders set forth on pages 3 through 5 of this report and the following additional information:

1993 Results of Operations Compared with 1992
- ------------------------------------------------------------------------------
  TI's orders for 1993 were $8595 million, up 12 percent from $7645 million in 1992. Significantly higher semiconductor orders in the components segment were the primary contributor to the change.

  TI's net revenues for 1993 were $8523 million, compared with $7440 million in 1992. Essentially all of the increase was in semiconductor revenues in the components segment, resulting primarily from new products and increased shipments. Royalty revenues for the year were $521 million, up 33 percent from 1992. The increase was primarily the result of new agreements with personal computer manufacturers covering TI's computer systems patents and higher shipments by licensees under TI's semiconductor patents. Profit from operations was $728 million in 1993, up 73 percent from $420 million in 1992. Higher semiconductor operating profits and higher royalties accounted for virtually all of the increase. Results for 1993 include a profit-sharing accrual of $83 million. There was no accrual for profit sharing in 1992.

  The income tax provision for 1993 is for U.S. and non-U.S. taxes, net of a third-quarter increase in deferred tax assets for the effect of the increase in the U.S. statutory rate. TI's income tax rate for the year was 31.6 percent. The fourth-quarter tax rate was 33.9 percent.

  TI's orders for the fourth quarter of 1993 were $2247 million, compared with $2211 million for the same period in 1992. Higher semiconductor orders in the components segment and a sharp increase in notebook computer orders in the digital products segment offset a decline in defense electronics orders.

  Net revenues for the fourth quarter of 1993 were $2374 million, up 19 percent from the fourth quarter of 1992. Most of the increase was in semiconductor revenues, resulting from new products and, to a lesser extent, increased shipments and higher semiconductor prices. Profit from operations increased 75 percent to $198 million, from $113 million in the same period of 1992. The improvement was in the components segment, reflecting improved semiconductor operating results and higher royalties. Semiconductor margins continued their pattern of consistent improvement and were at double-digit levels in the fourth quarter of 1993.

  Fourth-quarter 1993 results include an accrual of $31 million for profit sharing and a pretax charge of $23 million related to the consolidation of TI's consumer and peripheral products businesses. There were no profit-sharing accruals or consolidation charges in the fourth quarter of 1992. Net income in the fourth quarter of 1993 was $134 million, and earnings per share were $1.42, compared with net income of $78 million and earnings per share of $0.80 in the fourth quarter of 1992. Royalty revenues in the fourth quarter of 1993 were $133 million, compared with $89 million in the same period of 1992. Virtually all of the royalty revenues in the fourth quarter of 1993 were related to licensee shipments during the quarter.

  TI's backlog of unfilled orders as of December 31, 1993, was $3805 million, up $72 million from the end of 1992, as increases in semiconductor backlog more than offset a decline in defense electronics. Backlog was down $126 million from the end of the third quarter of 1993 because of a decline in defense electronics backlog.

  TI-funded R&D was $590 million for 1993 and $170 million for the fourth quarter, compared with $470 million and $121 million for the same periods of 1992. Customer-funded R&D was $391 million in 1993, compared with $421 million in 1992.

  Capital expenditures were $730 million in 1993 and $218 million in the fourth quarter, compared with $429 million and $147 million in the same periods of 1992.

  Depreciation for 1993 was $617 million, compared with $610 million in 1992, and $167 million in the fourth quarter of 1993, compared with $156 million in the same period of 1992. Depreciation in 1994 is expected to be about $700 million.

Components Segment
Orders in the components segment were up 32 percent for the year, and revenues up 28 percent, from 1992. Components segment profit doubled from 1992, with semiconductor operating improvement accounting for virtually all of the increase.

For the fourth quarter of 1993, orders in the components segment were up 30 percent over the same period of 1992, with strong increases in semiconductor orders. Segment revenues were up 33 percent from the same period of a year ago, reflecting higher semiconductor revenues. Segment profit increased substantially over the fourth quarter of 1992 because of improved semiconductor operating performance and higher royalties.

Defense Electronics Segment
In TI's defense electronics segment, 1993 orders were down 26 percent from 1992 because Operation Desert Storm replenishment orders were not repeated in 1993. Revenues were down 7 percent from 1992, primarily because of reduced shipments of the High-Speed Antiradiation Missile. Margins for the year were essentially flat with 1992.

Fourth-quarter 1993 orders in defense electronics were down 48 percent from the fourth quarter of 1992 because of the absence of Desert Storm-related orders. Revenues were down 4 percent from the fourth quarter of 1992. Revenues were up substantially from the third quarter of 1993, reflecting shipments that were delayed from the third quarter and the phasing of low-margin programs. Margins remained stable from the fourth quarter of 1992.

Digital Products Segment
Orders in TI's digital products segment were up 11 percent in 1993, and revenues up 8 percent, compared with 1992. Excluding the effect of the 1992 sale of TI's multiuser minicomputer systems and service operations to Hewlett-Packard, 1993 orders were up 25 percent, and revenues up 24 percent, over 1992. The segment operated at a profit for the year 1993, as royalty revenues more than offset operating losses.

For the fourth quarter of 1993, orders in the digital segment were up 26 percent, and revenues were up 15 percent, from the same period of 1992. Before the effect of the $23 million consolidation charge, the segment was essentially at breakeven in the fourth quarter of 1993, as royalty revenues offset a loss in consumer products.

Metallurgical Materials Segment
In the metallurgical materials segment, orders were up 12 percent, and revenues were up 5 percent, from 1992. The segment operated at a small loss for the year, primarily because of increased investments in new technologies, including solar energy. In the fourth quarter of 1993, orders were up 11 percent, and revenues were up 11 percent, from the same period of 1992. The segment operated at a small loss in the fourth quarter of 1993.

Intellectual Property
During 1993, TI reached new semiconductor patent-license agreements with Hyundai Electronics Industries Co., Ltd. and Nippon Steel Semiconductor Corporation. We also reached computer systems patent-license agreements with personal computer manufacturers including Compaq Computer Corporation, Daewoo Electronics Company, Ltd., Daewoo Telecom Co., Ltd., Dell Computer Corporation, Gateway 2000, Inc., Hyundai, Packard Bell Electronics, Inc., Toshiba Corporation, and Zenith Data Systems.

Litigation in Japan continues with Fujitsu Limited regarding TI s Japanese patent on the invention of the integrated circuit (the Kilby patent). TI is seeking damages and injunctive relief, and Fujitsu is seeking a declaration that Fujitsu products do not infringe the Kilby patent. TI is also in litigation in the United States with other companies concerning its patents relating to semiconductors and computer systems.

Negotiations with additional potential semiconductor and personal-computer licensees are ongoing. These negotiations by their nature are not predictable as to outcome or timing, and results may vary depending on the parties relative patent posture, the use by each party of the other s patents, the sales volume of each party, and other factors. TI continues to earn a significant ongoing stream of royalty revenue.

Financial Condition
- -----------------------------------------------------------------------------
TI's financial condition continued to strengthen in 1993. The company made further progress toward management's goal of reducing TI's debt-to-total-capital ratio and generated positive cash flow net of additions to property, plant and equipment.

During 1993, cash and cash equivalents plus short-term investments increased by $29 million to $888 million as of December 31, 1993. Cash provided by operating activities net of additions to property, plant and equipment was a positive $204 million for the year. In addition, the company raised $77 million of cash through the sale of common stock in conjunction with employee benefit plans. TI's debt-to-total-capital ratio was .28 at the end of the year, down .01 from the third quarter and down .05 from year-end 1992. TI's goal is to reduce this ratio to about .25.

In a series of three redemptions of approximately equal numbers of shares, the company redeemed all of its Series A Conversion Preferred Stock and related depositary shares during 1993. In exchange for the aggregate 11,114,000 depositary shares redeemed, the company issued the following number of shares of TI common stock: 2,412,829 on June 25; 2,025,024 on September 10; and 1,828,665 on September 27. At the end of the third quarter, the company classified as a current liability its $200 million of 2.75 percent convertible subordinated debentures due 2002, since these debentures may be redeemed at the holder's option, by prior notice, during a 30-day period beginning September 29, 1994. In anticipation of this potential redemption, the company is considering various financing alternatives.

On October 19 and November 2, 1993, the company redeemed its remaining two series of auction-rate preferred stock (liquidation value $74.6 million and $75.0 million, respectively) at liquidation value plus accrued and unpaid dividends.

Effective January 1, 1993, the company adopted a new FASB statement, SFAS No. 106, which requires the accrual of expected retiree health care benefit costs during the employees' working careers, instead of when the claims are incurred. The company recorded an accumulated postretirement benefit obligation of $454 million and a related deferred income tax asset of $160 million, which resulted in a $294 million charge ($3.14 per share) for the cumulative effect of the accounting change. In 1993, pretax expense for this benefit plan was $41 million. The aggregate pension and retiree health care benefit expense is expected to be somewhat lower in 1994 than in 1993, as the effect of lower interest rates is more than offset by the effect of favorable investment returns, fewer employees and changes in other assumptions. In 1992, pretax expense for retiree health care, on a claims-incurred basis, was $24 million. The company is partially funding the plan obligation.

                    Supplemental Financial Information

Also adopted effective January 1, 1993, was SFAS No. 109, which requires increased recording of deferred income tax assets. As a result, the company recorded additional deferred income tax assets of $203 million, after a valuation allowance of $404 million, and reduced deferred income tax liabilities by $87 million, which resulted in a $290 million credit ($3.10 per share) for the cumulative effect of the accounting change.

The net effect of the two cumulative accounting change amounts was a $4 million charge ($0.04 per share).

At December 31, 1993, the company had deferred income tax assets of $568 million, after a valuation allowance of $350 million, and deferred income tax liabilities of $40 million. The valuation allowance reflects the company's assessment regarding the realizability of certain non-U.S. deferred income tax assets. The balance of the deferred income tax assets is considered realizable based on carryback potential, existing taxable temporary differences, and expectation of future income levels comparable to recent results. Such future income levels are not assured because of the nature of the company's businesses which are generally characterized by rapidly changing technology and intense competition. The company evaluates realizability of the deferred income tax assets quarterly.

The company maintains unused lines of credit to support commercial paper borrowing and to provide additional liquidity. Unused lines of credit were approximately $569 million at December 31, 1993. Of this amount, $470 million was available to support commercial paper borrowing.

Authorizations for future capital expenditures were approximately $603 million at December 31, 1993. In view of greater semiconductor demand, we plan to increase capital expenditures in 1994 to about $1 billion, from $730 million in 1993. The funds will be supplied by cash from operations and existing cash balances.

The company believes that its financial condition provides the foundation for continued support of the programs essential to TI's future.

1992 Results of Operations Compared with 1991
- ------------------------------------------------------------------------------
TI's orders for 1992 were $7645 million, up 14 percent from $6725 million in 1991. Significantly higher semiconductor orders in components were the primary contributor to the change, along with replenishment orders in defense electronics resulting from Operation Desert Storm.

    TI's net revenues for 1992 were $7440 million, compared with $6784 million in 1991. Increased semiconductor revenues, across all major product lines, were the largest contributor to this change. Profit from operations was $420 million in 1992, compared with a loss from operations of $249 million in 1991. Operating results improved in every TI business as a result of cost savings and operating improvements, with the largest gain in semiconductors. For 1991, charges for cost reductions, net of a pension settlement gain in the fourth quarter, were $240 million.

    Net income for 1992 was $247 million, compared with a net loss of $409 million in 1991.

    The income tax provision for 1992 was for U.S. and non-U.S. taxes, net of an increase in deferred tax assets. For 1991, the provision was primarily for non-U.S. taxes and a decrease in deferred tax assets.

    TI's backlog of unfilled orders as of December 31, 1992, was $3733 million, up $156 million from the end of 1991, primarily because of increases in semiconductor backlog and replenishment orders in defense electronics.

    TI-funded R&D was $470 million in 1992, compared with $527 million in 1991. Customer-funded R&D was $421 million in 1992, compared with $388 million in 1991.

    Capital expenditures were $429 million in 1992, compared with $504 million in 1991.

    Depreciation for 1992 was $610 million, compared with $590 million in 1991.

Components Segment
Orders in the components segment were up 20 percent for the year, and revenues up 16 percent, from 1991. Semiconductor operating results were substantially improved from 1991, as a result of increased shipments, especially in application-specific products; benefits from the cost reductions initiated in 1991; and operating improvements in memory. The 1991 segment results included charges of $121 million for cost reductions.

Defense Electronics Segment
In TI's defense electronics segment, 1992 orders were up 10 percent, and revenues were up 3 percent, from 1991. Margins in defense electronics were essentially stable in 1992 compared with the previous year, after adjusting for the 1991 cost-reduction charge of $67 million.

Digital Products Segment
Orders in TI's digital products segment were up 1 percent in 1992, and revenues up 2 percent, compared with 1991. The 1991 results included charges of $31 million for cost reductions. The segment operated at a profit in 1992.

Metallurgical Materials Segment
In the metallurgical materials segment, orders and revenues in 1992 were both down 4 percent from 1991. Revenues were affected by sluggish world economies and resulting weakness in key markets. Profits in 1992 were restrained by new-venture investments for solar energy.

Intellectual Property
Net revenues for 1992 included royalty revenues of $391 million, compared with $256 million in 1991. The increase in 1992 took into consideration new semiconductor patent-license agreements with Mitsubishi Electric Corporation; Sanyo Electric Co., Ltd.; and six other Japanese semiconductor manufacturers.

                   Supplemental Financial Information


Inflation
- ------------------------------------------------------------------------------
Within the limits of generally accepted accounting principles, the company believes its financial statements tend to reasonably match current levels of costs with revenues of the period, except for depreciation. To the extent current costs of fixed assets exceed historical costs, depreciation on an inflation-adjusted basis would be greater than historical cost depreciation.

Common Stock Prices and Dividends
- -----------------------------------------------------------------------------
TI common stock is listed on the New York Stock Exchange and traded principally in that market. In addition, TI common stock is listed on the London and Tokyo stock exchanges and in Switzerland on the Zurich, Geneva and Basel stock exchanges. The table below shows the high and low prices of TI common stock on the composite tape as reported by The Wall Street Journal and the dividends paid per common share for each quarter during the past two years.

                                                  Quarter
                                 --------------------------------------------
                                   1st         2nd         3rd         4th
- -----------------------------------------------------------------------------
Stock prices:
 1993 High ....................  $63.38      $72.38      $84.25      $76.50
      Low .....................   45.75       51.63       65.88       55.75
 1992 High ....................   40.50       38.88       45.00       52.25
      Low .....................   30.00       31.50       35.50       39.00

Dividends paid:
 1993 .........................  $  .18      $  .18      $  .18      $  .18
 1992 .........................     .18         .18         .18         .18

Quarterly Financial Data
- ------------------------------------------------------------------------------
1993                             Millions of Dollars, Except Per-Share Amounts
                                 ---------------------------------------------
                                      1st         2nd         3rd         4th
- ------------------------------------------------------------------------------
Net revenues ...................... $1,884      $2,105      $2,161      $2,374
Gross profit ......................    477         548         609         615
Profit from operations ............    140         173         218         198
Income before provision
 for income taxes and cumulative
 effect of accounting changes .....    129         169         196         202
Income before cumulative effect
 of accounting changes ............     85         112         146         134
Net income ........................     81         112         146         134

Earnings per common and
 common equivalent share:
 Income before cumulative effect
  of accounting changes ........... $  .89      $ 1.18      $ 1.54      $ 1.42
 Net income .......................    .85        1.18        1.54        1.42

==============================================================================
1992                             Millions of Dollars, Except Per-Share Amounts
                                 ---------------------------------------------
                                      1st         2nd         3rd         4th

- ------------------------------------------------------------------------------
Net revenues ...................... $1,694      $1,867      $1,892      $1,987
Gross profit ......................    370         449         451         449
Profit from operations ............     63         128         116         113
Income before provision
 for income taxes .................     63         109          88         110
Net income ........................     40          72          57          78

Earnings per common and
 common equivalent share .......... $  .35      $  .73      $  .58      $  .80

==============================================================================

    Effective January 1, 1993, the company adopted two new accounting standards: SFAS No. 106, which requires accrual of expected retiree health care benefit costs during the employees' working careers, and SFAS No. 109, which requires increased recording of deferred income tax assets. This resulted in a first quarter charge of $294 million ($3.12 per share) for SFAS No. 106 and a credit of $290 million ($3.08 per share) for SFAS No. 109, for the cumulative effect of the accounting changes.

    Earnings per common and common equivalent share are based on average common and common equivalent shares outstanding (94,154,923 shares and 95,713,491 shares for the fourth quarters of 1993 and 1992) and "net income, less dividends accrued on preferred stock" ($133 million and $69 million for the fourth quarters of 1993 and 1992). In computing per-share earnings, "net income, less dividends accrued on preferred stock" is increased by $1 million and $7 million for the fourth quarters of 1993 and 1992 for dividends and interest (net of tax and profit sharing effect) on the conversion preferred stock and convertible debentures considered dilutive common stock equivalents.

_____________________
DMD and TIRIS are registered trademarks of Texas Instruments Incorporated.

