Form 10-K405, Exhibit 13
period 1994-12-31
TEXAS INSTRUMENTS INC
filed 1995-03-20
CIK 97476

EXHIBIT 13
                                                            ----------

To the Stockholders of Texas Instruments

Strong performance in TI's semiconductor business in 1994 produced the best financial results in the company's history. TI reached record levels in earnings per share, profits and revenues. Other contributors to TI's improvement were higher royalties, and increased profits in personal productivity products and materials and controls. For the first time, annual revenues surpassed $10 billion, and profit from operations surpassed $1 billion.

	Financial Summary. TI's net revenues for 1994 were $10.3 billion, up 21 percent from $8.5 billion in 1993, with most of the increase in semiconductors. Profit from operations was $1083 million in 1994, up 49 percent from $728 million in 1993. Higher semiconductor operating profits and higher royalties accounted for much of the increase.

[Graphic text:  "...the best financial results in the company's history."]

	Results for 1994 include a profit-sharing accrual of $175 million, the highest in the company's history, versus $83 million in 1993. Productivity, as measured in revenues per person, increased 26 percent in 1994, contributing to TI's record amount of profit sharing.

	Changes are being made in TI's worldwide profit-sharing program beginning in 1995. While the formula that generates the amount of profit sharing is unchanged, each country will have the flexibility to decide how payments from the program will be made. The company believes these changes will make the profit-sharing program more responsive and competitive, benefiting shareholders and TIers.

	Net income for the year was $691 million, compared with $472 million for 1993, an increase of 46 percent. Earnings per share increased 45 percent to $7.27, compared with $5.03 in 1993.

	The company made progress in building shareholder value, as measured by return on invested capital. TI's return on invested capital was 19.5 percent in 1994, up from 14.7 percent in 1993.

	Leadership Strategies for the Networked Society. TI's second consecutive year of record financial performance was the result of good execution of strategies put in place in the late 1980s. Based on that success, we are now developing the strategies that will take TI into the next century. As highlighted later in this report, the new strategies will focus on developing the products and services that make it easy for people to be interconnected via digital technology. We believe the most significant added value in electronic equipment is the ability for people to form networks that enable them to share information more effectively. We made substantial progress in 1994 on products and technologies critical to the networked society.

[Picture of William P. Weber, vice chairman; William B. Mitchell, vice chairman; and Jerry R. Junkins, chairman, president and chief executive officer]

                                   3


	Semiconductors. TI's semiconductor revenues grew faster than the industry for the third consecutive year, strengthening our position as a leader in the $100-billion world semiconductor market. Semiconductor revenues were at record levels for the fourth quarter of 1994 and for the year. Profits, up substantially in 1994 over 1993, also reached record levels for the year. Semiconductor operating margins improved in 1994, primarily because of increased manufacturing productivity.

	Much of TI's strategic emphasis in semiconductors is focused on digital signal processing, one of the fastest growing opportunities in the semiconductor market. Digital signal processing is at the heart of many of the multimedia technologies, such as communications and full-motion video, that are critical to the digital

[Graphic text: "In 1995, we will increase our focus on...accelerating TI's long-term profitable growth."]

revolution. TI's digital signal processor (DSP) revenues grew substantially faster than the DSP market in 1994, with new applications in cellular telephones, high-density disk drives and consumer electronic equipment.
We introduced more than 40 new DSP products in 1994, including a Multimedia Video Processor that is being designed into applications ranging from teleconferencing to document processing.

	TI remains the acknowledged leader in the rapidly growing digital signal processor market, and has a strong position in the market for mixed-signal devices that connect digital signals to the analog world. This strength is the basis for our leadership in digital signal processing solutions (DSPS), integrating digital signal processors, mixed-signal devices, and embedded software to provide higher value to our customers.

	Progress continued in 1994 on programs designed to sustain semiconductor financial performance. Improvements in manufacturing yield and cycle time generated additional wafer output from existing facilities equivalent to the capacity of more than one major wafer-fabrication facility.

	Construction of TI's most advanced semiconductor manufacturing facility, in Dallas, was completed ahead of schedule in December 1994, with initial production planned for the first half of 1995. This facility is designed for rapid prototyping and production of 0.35-micron advanced logic products.

	Demand for memory remains strong, with personal computers driving much of the demand. TI's memory revenues grew substantially in 1994, outpacing the growth of the memory market. During 1994, TI and Hitachi announced plans for a new joint-venture wafer-fabrication facility for dynamic random-access memories to be built in Richardson, Texas, near Dallas. This facility will begin initial production in 1996. TI also announced the expansion of capacity at its facility in Avezzano, Italy. Capacity at the existing joint-venture facilities is also being expanded to meet the longer term demand for memory products. TI's shared investment strategy continues to support the growth of memory revenues by providing timely and cost-effective capacity additions, while reducing the effect on TI of the volatility of the memory business.

	Defense Electronics. TI's defense electronics business continues to meet the challenges of a smaller defense market. This business generated good cash flow and maintained stable margins in 1994 on lower revenues, while continuing to win key contracts.

	During the year, TI won several new programs in next-generation night-vision systems. Key wins included advanced electro-optic systems for the U.S. Navy's Lamps helicopter and the U.S. Army's Bradley Fighting Vehicle.


                                   4


	Additionally, TI's Paveway III was selected for the United Kingdom's interdiction weapons program, and the joint venture team of TI and Martin Marietta received the initial low-rate production contract for the Javelin antitank missile developed for the U.S. Army and Marine Corps.

	Software. In 1994, TI's software business made progress strategically and financially. Actions initiated in early 1994 to divest non-strategic product areas were essentially completed by the end of the year, putting this business in a better position to focus on strategic opportunities. During the year, TI formed an alliance with Microsoft to define and market an innovative framework that will allow broader use of our application development tools.

	Personal Productivity Products. TI's notebook computer, calculator and printer business, benefiting from the consolidation of these operations that began in late 1993, made substantial profit improvement in 1994. We are moving to take advantage of new market opportunities created by our customers' need for mobility and connectivity in the emerging networked society. We plan to step up product development and marketing in 1995 to strengthen TI's position in these emerging markets.

	Materials and Controls. Growth in new products, combined with a recovery in international economies, led TI's materials and controls business to record revenues in 1994. Research and development spending has been increased for this business over the past few years to accelerate the shift to faster growing electronic opportunities, such as sensors and radio-frequency identification systems.

	Summary. TI's achievements over the last few years, and particularly in 1994, have put the company in the best product, technology and financial position in recent history.

	The global semiconductor industry continues its trend of sustainable double-digit growth with improved long-term stability. This is attributable to improved inventory control, reasonable additions to capacity relative to revenues, increased semiconductor content in electronic end equipment, and enhanced geographic diversification of the semiconductor market.

	In this environment, TI plans to increase capital expenditures in 1995 by 20 percent, to about $1.3 billion. TI-funded R&D increased $99 million in 1994, to $689 million, and it will be increased again in 1995, to about $800 million, to support targeted opportunities in advanced memory and microprocessors, digital signal processing solutions, and digital imaging technology for display and hardcopy applications.

	Over the next few years, TI expects to make a major contribution to the critical technologies driving the digital revolution, across a broad base of capabilities in semiconductors, software and systems. By integrating our capabilities in sensing, processing, transmission, and display, we can provide value-added solutions that will help make our customers more competitive in global markets. In 1995, we will increase our focus on those opportunities that provide the greatest leverage across TI's businesses and technologies. This will lay the foundation for accelerating TI's long-term profitable growth.



Jerry R. Junkins
Chairman, President and
Chief Executive Officer

Dallas, Texas
January 27, 1995

David L. Boren, president of The University of Oklahoma, has been elected a director of Texas Instruments.

Consolidated Financial Statements
(In millions of dollars, except per-share amounts)

                                             For the years ended December 31
                                             -------------------------------
Income                                          1994        1993        1992
- ----------------------------------------------------------------------------
Net revenues ..............................  $10,315      $8,523      $7,440
                                             -------      ------      ------
Operating costs and expenses:
 Cost of revenues .........................    7,471       6,274       5,720
 General, administrative and marketing ....    1,393       1,247       1,170
 Employees' retirement and profit
   sharing plans ..........................      368         274         130
                                             -------      ------      ------
   Total ..................................    9,232       7,795       7,020
                                             -------      ------      ------
Profit from operations ....................    1,083         728         420
Other income (expense) net ................        4          15          --
Interest on loans .........................       45          47          51
                                             -------      ------      ------
Income before provision for
 income taxes and cumulative effect of
 accounting changes .......................    1,042         696         369
Provision for income taxes ................      351         220         122
                                             -------      ------      ------
Income before cumulative effect
 of accounting changes ....................      691         476         247
Cumulative effect of accounting changes ...       --          (4)         --
                                             -------      ------      ------
Net income ................................  $   691      $  472      $  247
                                             =======      ======      ======

Earnings per common and common
 equivalent share:

 Income before cumulative effect
   of accounting changes ..................  $  7.27      $ 5.07      $ 2.50
 Cumulative effect of accounting changes ..       --       (0.04)         --
                                             -------      ------      ------
 Net income ...............................  $  7.27      $ 5.03      $ 2.50
                                             =======      ======      ======

See accompanying notes.




Texas Instruments Incorporated and Subsidiaries
                                               26








                                                                    December 31
                                                                ------------------
Balance Sheet                                                     1994        1993
- ----------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents ...................................  $  760      $  404
 Short-term investments ......................................     530         484
 Accounts receivable, less allowance for losses of
   $37 million in 1994 and $42 million in 1993................   1,442       1,218
 Inventories (net of progress billings) ......................     882         822
 Prepaid expenses ............................................      66          55
 Deferred income taxes .......................................     337         331
                                                                ------      ------
   Total current assets ......................................   4,017       3,314
                                                                ------      ------
Property, plant and equipment at cost ........................   4,895       4,620
 Less accumulated depreciation ...............................  (2,327)     (2,417)
                                                                ------      ------
   Property, plant and equipment (net) .......................   2,568       2,203
                                                                ------      ------
Deferred income taxes ........................................     243         237
Other assets .................................................     161         239
                                                                ------      ------
Total assets .................................................  $6,989      $5,993
                                                                ======      ======

Liabilities and Stockholders' Equity
Current liabilities:
 Loans payable and current portion long-term debt ............  $   12      $  211
 Accounts payable and accrued expenses .......................   1,877       1,512
 Income taxes payable ........................................      56         120
 Accrued retirement and profit sharing contributions .........     254         158
                                                                ------      ------
   Total current liabilities .................................   2,199       2,001
                                                                ------      ------

Long-term debt ...............................................     808         694
Accrued retirement costs .....................................     740         739
Deferred credits and other liabilities .......................     203         244

Stockholders' equity:
 Preferred stock, $25 par value.  Authorized - 10,000,000
  shares.
   Participating cumulative preferred.  None issued ..........      --          --
 Common stock, $1 par value.  Authorized - 300,000,000
   shares.  Shares issued:  1994 - 92,786,992;
   1993 - 90,919,314 .........................................      93          91
 Paid-in capital .............................................   1,041         932
 Retained earnings ...........................................   1,912       1,307
 Less treasury common stock at cost.
   Shares:  1994 - 104,170;  1993 - 102,522...................      (6)         (5)
 Other .......................................................      (1)        (10)
                                                                ------      ------
    Total stockholders' equity ...............................   3,039       2,315
                                                                ------      ------
Total liabilities and stockholders' equity ...................  $6,989      $5,993
                                                                ======      ======

See accompanying notes.

Texas Instruments Incorporated and Subsidiaries

Consolidated Financial Statements
(In millions of dollars, except per-share amounts)

                                               For the years ended December 31
                                               --------------------------------
Cash Flows                                         1994        1993        1992
- -------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income before cumulative
   effect of accounting changes ................ $  691      $  476      $  247
 Depreciation ..................................    665         617         610
 Deferred income taxes .........................    (12)        (59)        (93)
 Net currency exchange losses ..................      3           4           3
 (Increase) decrease in working capital
   (excluding cash and cash equivalents,
   short-term investments, deferred income
   taxes, and loans payable and current
   portion long-term debt):
    Accounts receivable ........................   (197)       (258)       (111)
    Inventories ................................    (60)        (88)         50
    Prepaid expenses ...........................     (9)         (3)          1
    Accounts payable and accrued expenses ......    330          37         (16)
    Income taxes payable .......................    (67)         27          52
    Accrued retirement and profit sharing
      contributions ............................    111          94          12
 Increase (decrease) in noncurrent accrued
   retirement costs ............................     (8)         21          39
 Other .........................................     85          66           7
                                                 ------      ------      ------
Net cash provided by operating activities ......  1,532         934         801

Cash flows from investing activities:
 Additions to property, plant and equipment .... (1,076)       (730)       (429)
 Purchases of short-term investments ...........   (779)       (616)     (4,352)
 Sales and maturities of short-term investments.    732         635       3,998
 Proceeds from sales of businesses .............     --          --          48
                                                 ------      ------      ------
Net cash used in investing activities .......... (1,123)       (711)       (735)

Cash flows from financing activities:
 Additions to loans payable ....................     40          35          92
 Payments on loans payable .....................    (41)        (72)        (61)
 Additions to long-term debt ...................      1          14         150
 Payments on long-term debt ....................    (88)        (15)       (117)
 Redemptions of auction-rate preferred stock ...     --        (150)       (146)
 Dividends paid on common and preferred stock ..    (79)        (86)        (98)
 Sales and other common stock transactions .....    110         100          25
 Other .........................................     (2)          6          (2)
                                                 ------      ------      ------
Net cash used in financing activities ..........    (59)       (168)       (157)
Effect of exchange rate changes on cash ........      6          (7)         (5)
                                                 ------      ------      ------
Net increase (decrease) in cash and cash
 equivalents ...................................    356          48         (96)
Cash and cash equivalents at beginning of year..    404         356         452
                                                 ------      ------      ------
Cash and cash equivalents at end of year ....... $  760      $  404      $  356
                                                 ======      ======      ======

See accompanying notes.
Texas Instruments Incorporated and Subsidiaries
                                                 28



                                       Market Auction/  Series A
                                        Money Market   Conversion                              Treasury
                                          Preferred     Preferred  Common   Paid-In   Retained  Common
Stockholders' Equity                        Stock         Stock     Stock   Capital   Earnings   Stock    Other
- -----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1991 ...........      $  296       $   69    $   82    $  746    $  766   $   (4)  $   --

1992
- ----
  Net income .........................                                                    247
  Dividends declared on:
    Market auction preferred stock ...                                                     (8)
    Money market preferred stock .....                                                     (4)
    Series A conversion preferred
      stock ($9.04 per share) ........                                                    (25)
    Common stock ($.72 per share) ....                                                    (60)
  Redemptions of auction-rate
    preferred stock ..................        (146)
  Common stock issued on exercise
    of stock options .................                                  1        15                  3
  Other stock transactions, net ......                                            9                 (3)
  Pension liability adjustment .......                                                                      (37)
                                            ------       ------    ------    ------    ------   ------   ------
Balance, December 31, 1992 ...........         150           69        83       770       916       (4)     (37)

1993
- ----
  Net income .........................                                                    472
  Dividends declared on:
    Market auction preferred stock ...                                                     (2)
    Money market preferred stock .....                                                     (2)
    Series A conversion preferred
      stock ($5.45 per share) ........                                                    (14)
    Common stock ($.72 per share) ....                                                    (63)
  Redemptions of auction-rate
    preferred stock ..................        (150)
  Redemptions of Series A conversion
    preferred stock ..................                      (69)        6        63
  Common stock issued:
    To profit sharing trusts .........                                           13
    On exercise of stock options .....                                  2        67                  2
  Other stock transactions, net ......                                           19                 (3)
  Pension liability adjustment .......                                                                       27
                                            ------       ------    ------    ------    ------   ------   ------
Balance, December 31, 1993 ...........          --           --        91       932     1,307       (5)     (10)

1994
- ----
  Net income .........................                                                    691
  Dividends declared on common
    stock ($.93 per share) ...........                                                    (86)
  Common stock issued:
    To profit sharing trusts..........                                           31
    On exercise of stock options .....                                  2        60                  3
  Other stock transactions, net ......                                           18                 (4)
  Pension liability adjustment .......                                                                       10
  Cash investments adjustment.........                                                                       (1)
                                            ------       ------    ------    ------    ------   ------   ------
Balance, December 31, 1994 ...........      $   --       $   --    $   93    $1,041    $1,912   $   (6)  $   (1)
                                            ======       ======    ======    ======    ======   ======   ======
See accompanying notes.



Texas Instruments Incorporated and Subsidiaries
                                                         29

Notes to Financial Statements

Accounting Policies and Practices
- ------------------------------------------------------------------------------
Effective January 1, 1994, the company adopted a new accounting standard, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that cash equivalent and short-term investment debt securities be stated at fair value, instead of the lower of cost or fair value. This adoption had no material effect on the company's financial statements.
Effective January 1, 1993, the company adopted SFAS No. 106, which required the accrual of expected retiree health care benefit costs during the employees' working careers, and SFAS No. 109, which required increased recording of deferred income tax assets. This resulted in a 1993 charge of $294 million ($3.14 per share) for SFAS No. 106 and a credit of $290 million ($3.10 per share) for SFAS No. 109, for the cumulative effect of the accounting changes.

	The consolidated financial statements include the accounts of all subsidiaries. Intercompany balances and transactions have been eliminated. The U.S. dollar is the functional currency for financial reporting. With regard to accounts recorded in currencies other than U.S. dollars, current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at year end. Inventories, property, plant and equipment and depreciation thereon are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate month-end rate of exchange. Net currency exchange gains and losses from remeasurement and forward currency exchange contracts to hedge net balance sheet exposures are charged or credited on a current basis to other income (expense) net. Gains and losses from forward currency exchange contracts and interest rate swaps to hedge specific transactions are included in the measurement of the related transactions.

	Inventories are stated at the lower of cost, current replacement cost or estimated realizable value. Cost is generally computed on a currently adjusted standard (which approximates current average costs) or average basis.

	Revenues from semiconductor and other commercial products and services are generally recognized as products are shipped or services are rendered. Revenues under long-term fixed price and fixed-price incentive contracts are recognized as deliveries are made or as performance targets are achieved. Revenues under long-term cost reimbursement contracts are recorded as costs are incurred and include estimated earned fees. Royalty revenue is recognized by the company upon fulfillment of its contractual obligations and determination of a fixed royalty amount, or, in the case of ongoing royalties, upon sale by the licensee of royalty-bearing products, as estimated by the company.

	Substantially all depreciation is computed by either the declining-balance method (primarily 150 percent declining method) or the sum-of-the-years-digits method. Fully depreciated assets are written off against accumulated depreciation.

	Earnings per common and common equivalent share are based on average common and common equivalent shares outstanding (95,427,322 shares, 93,605,749 shares and 85,310,690 shares for 1994, 1993 and 1992). Shares issuable upon exercise of dilutive stock options and upon conversion of dilutive convertible debentures and, for 1993 and 1992, conversion preferred stock are included in average common and common equivalent shares outstanding. In computing per-share earnings, net income is reduced by $20 million and $37 million in 1993 and 1992 for dividends accrued on preferred stock, and increased by $2 million, $19 million and $4 million in 1994, 1993 and 1992 for interest (net of tax and profit sharing effect) and dividends on the convertible debentures and conversion preferred stock considered dilutive common stock equivalents.

Cash Equivalents and Short-Term Investments
- ------------------------------------------------------------------------------
Debt securities with original maturities within three months are considered cash equivalents. Debt securities with original maturities beyond three months have remaining maturities within 13 months and are considered short-term investments. These cash equivalent and short-term investment debt securities are available for sale and, beginning in 1994, stated at fair value, which approximates their specific amortized cost. Adjustments to fair value are recorded as an increase or decrease in stockholders' equity. At year-end
1994, this adjustment was a $1 million decrease. As of December 31, 1994, these debt securities consisted primarily of the following types: U.S. government ($217 million), U.S. state and municipalities ($187 million), corporate ($434 million), and asset-backed commercial paper ($154 million). Gross realized and unrealized gains and losses for each of these security types were immaterial in 1994. Proceeds from sales of these cash equivalent and short-term investment debt securities in 1994 were $75 million.

Texas Instruments Incorporated and Subsidiaries
                                                 30
Inventories
- ---------------------------------------------------------------------------

                                                        Millions of Dollars
                                                        -------------------
                                                           1994        1993
                                                         ------       -----
Raw materials and purchased parts ....................   $  237      $  244
Work in process ......................................      553         557
Finished goods .......................................      318         250
                                                         ------      ------
Inventories before progress billings .................    1,108       1,051
Less progress billings ...............................     (226)       (229)
                                                         ------      ------
Inventories (net of progress billings) ...............   $  882      $  822
                                                         ======      ======

    Approximately 31% and 34% of the December 31, 1994 and 1993 inventories before progress billings related to long-term contracts.

    Inventories related to long-term contracts are stated at actual production costs, including manufacturing overhead and special tooling and engineering costs, reduced by amounts identified with revenues recognized on units delivered or with progress completed. Such inventories are reduced by charging any amounts in excess of estimated realizable value to cost of revenues. The costs attributed to units delivered under long-term contracts are based on the estimated average cost of all units to be produced under existing contracts and are determined under the learning curve concept, which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. Production costs included in inventories in excess of the estimated cost of in-process inventories (on the basis of estimated average cost of all units to be produced) were not material.

	To secure access to additional semiconductor plant capacity, TI entered into four joint ventures formed to construct and operate semiconductor manufacturing facilities.  Upon formation of the ventures TI contributed technology and cash to acquire minority interests and entered into long-term inventory purchase commitments with each joint venture.  Under the agreements,
TI purchases the output of the ventures at prices based upon percentage discounts from TI's average selling prices.  Certain co-venturers have the right to buy a portion of the output from TI.  Under certain circumstances, TI may increase its ownership and potentially acquire a majority interest in the ventures.  Under the ventures' financing arrangements, the venturers have provided certain debt and other guarantees.  At December 31, 1994 and 1993, TI was contingently liable for an aggregate of $46 million and $43 million of such guarantees.  Inventory purchases from the ventures aggregated $908 million in 1994, $356 million in 1993 and $66 million in 1992.  Receivables from and payables to the ventures were $1 million and $94 million at December
31, 1994, and $6 million and $45 million at December 31, 1993.

    The primary purpose of the joint ventures is to provide semiconductor output for TI and other co-venturers. As a result, TI expects to recover its cost of the ventures through sale of the semiconductor output, and is amortizing its cost of the ventures over the expected initial output period of 3 to 5 years, and recognizing its share of any cumulative venture net losses in excess of amortization using the equity method of accounting. TI recognized operating expense of $15 million in 1994, $27 million in 1993, and $3 million in 1992. Due to the fact that dividend distributions are not expected to be significant in the foreseeable future, the probability of realization of TI's share of any venture net income is indeterminate and such income is not recognized. Instead, dividends, if and when received, will first be credited against TI's cost of the ventures, thereafter to income. Compared to this amortization method, TI's net income would have been approximately $35 million ($.37 per share) higher in 1994, and essentially unchanged in 1993 and 1992, had TI recorded its simple arithmetic share of the ventures' net income or loss.

Property, Plant and Equipment at Cost
- ---------------------------------------------------------------------------

                                                        Millions of Dollars
                                                        -------------------
                                    Depreciable Lives      1994        1993
                                    -----------------    ------      ------
Land ............................                        $   82      $   70
Buildings and improvements ......      5-40 years         1,777       1,691
Machinery and equipment .........      3-10 years         3,036       2,859
                                                         ------      ------
Total ...........................                        $4,895      $4,620
                                                         ======      ======

    Authorizations for property, plant and equipment expenditures in future years were approximately $816 million at December 31, 1994 and $603 million at December 31, 1993.








Accounts Payable and Accrued Expenses
- ---------------------------------------------------------------------------

                                                        Millions of Dollars
                                                        -------------------
                                                           1994        1993
                                                         ------      ------
Accounts payable ....................................    $  678      $  543

Advance payments from commercial and defense
 contract customers .................................       205         130

Accrued salaries, wages, severance
 and vacation pay ...................................       367         291

Other accrued expenses and liabilities ..............       627         548
                                                         ------      ------

Total ...............................................    $1,877      $1,512
                                                         ======      ======

Texas Instruments Incorporated and Subsidiaries
                                                 31


Notes to Financial Statements
(continued)

Long-Term Debt and Lines of Credit
- ---------------------------------------------------------------------------

                                                        Millions of Dollars
                                                        -------------------
                                                           1994        1993
                                                         ------      ------
2.75% convertible subordinated
 debentures due 2002 ..................................  $  124      $  200
9.0% notes due 1999 ...................................     150         150
9.0% notes due 2001 ...................................     150         150
9.25% notes due 2003 ..................................     150         150
8.75% notes due 2007 ..................................     150         150
5.56% to 6.10% Italian lira mortgage notes
 (51% swapped for 1.60% U.S. dollar obligation) .......      87          95
Other .................................................       9          10
                                                         ------      ------
                                                            820         905

Less current portion long-term debt ...................      12         211
                                                         ------      ------
Long-term debt ........................................  $  808      $  694
                                                         ======      ======

    The convertible subordinated debentures may be redeemed at the company's option at specified prices. On September 29, 1994, $76 million of the debentures were redeemed at the option of the holders. The remaining debentures are convertible at the holder's option into an aggregate 1,492,730 shares of TI common stock at a common stock conversion price of $82.875 per share.

    A portion of the coupon rates for the notes due 1999, 2001, 2003 and, beginning in 1994, the notes due 2007 have been swapped for commercial paper-based or LIBOR-based variable rates through April 1997, resulting in a combination of fixed plus short-term variable rates for an effective interest rate of approximately 9.6% and 6.4% as of December 31, 1994 and 1993. The notes due 1999 may be redeemed at par, at the company's option, beginning in July 1996. The Italian lira mortgage notes, and related swaps, are due in installments through 2003. The mortgage notes are collateralized by real estate and equipment.

    Interest incurred on loans in 1994, 1993 and 1992 was $58 million, $55 million and $57 million. Of these amounts, $13 million in 1994, $8 million in 1993 and $6 million in 1992 were capitalized as a component of capital asset construction costs. Interest paid on loans (net of amounts capitalized) was $53 million in 1994, $54 million in 1993 and $51 million in 1992.

    Aggregate maturities of long-term debt due during the four years subsequent to December 31, 1995, are as follows:

                                                      Millions of Dollars
                                                      -------------------

1996 .................................................     $    13

1997 .................................................          13

1998 .................................................          14

1999 .................................................         165


    Unused lines of credit for short-term financing were approximately $547 million at December 31, 1994 and $569 million at December 31, 1993. Of these amounts, $440 million and $470 million were available to support commercial paper borrowings.

Financial Instruments and Risk Concentration
- ------------------------------------------------------------------------------
Financial instruments: In addition to the swaps discussed in the preceding note, as of December 31, 1994, the company has forward currency exchange contracts outstanding of $314 million to hedge net balance sheet exposures (including $64 million to buy yen, $47 million to buy deutsche mark, and $39 million to buy Singapore dollars) and $116 million to hedge specific firm commitments for multi-year product sale transactions denominated in pound sterling. At December 31, 1993, the company had forward currency exchange contracts outstanding of $219 million to hedge net balance sheet exposures (including $53 million to buy deutsche mark, $34 million to buy Singapore dollars, and $22 million to sell pound sterling) and $20 million to hedge specific firm commitments for near-term product purchase transactions denominated in yen. As of December 31, 1994 and 1993, the carrying amounts and current market settlement values of these swaps and forward contracts were not significant, except for the interest rate swaps for the notes due 1999, 2001, 2003 and 2007 for which the year-end 1994 carrying amounts are a liability of $2 million and the settlement values are a liability of approximately $34 million.

    The forward currency exchange contracts, including the currency interest rate swaps for the Italian lira mortgage notes, are used to minimize the adverse impacts from the effect of exchange rate fluctuations on the company's non-U.S. net balance sheet exposures (predominantly receivables, payables and accrued expenses) and specific commitments to purchase or sell products. The interest rate swaps for the company's notes due 1999, 2001, 2003 and 2007 are used to change the characteristics of the interest rate stream on the debt from fixed rates to a combination of fixed plus short-term variable rates in order to achieve a mix of interest rates which, over time, is expected to moderate financing costs. The effect of these interest rate swaps was to reduce interest expense by $8 million, $12 million and $9 million in 1994, 1993 and 1992. These interest rate swaps are sensitive to interest rate changes. If short-term interest rates increase (decrease) by one percentage point from year-end 1994 rates, annual interest expense would increase (decrease) by $6 million.

    In order to minimize its exposure to credit risk, the company limits its counterparties on the forward currency exchange contracts and interest rate swaps to investment-grade rated financial institutions.

    As of December 31, 1994 and 1993, the fair value of long-term debt, based on current interest rates, was approximately $830 million and $998 million, compared with the carrying amount of $820 million and $905 million.

Texas Instruments Incorporated and Subsidiaries
                                                 32

   The company has an agreement to sell, on a revolving basis, up to $175 million of an undivided percentage ownership interest in a designated pool of accounts receivable, with limited recourse. Accounts receivable are shown net of $125 million at December 31, 1994 and $175 million at December 31, 1993, representing receivables sold. The comparable amount for December 31, 1992 is $175 million. The related discount expense, which varies with commercial paper rates, is included in other income (expense) net. In January 1995, the company reduced the outstanding balance to zero, and the agreement will be terminated effective January 30, 1995.

Risk concentration: Financial instruments which potentially subject the company to concentrations of credit risk are primarily cash investments and accounts receivable. The company places its cash investments in investment-grade, short-term debt securities and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to the receivables are limited due to the large number of customers in the company's customer base, and their dispersion across different industries and geographic areas. The company maintains an allowance for losses based upon the expected collectibility of all accounts receivable, including receivables sold.

Stockholders' Equity
- ------------------------------------------------------------------------------
The company is authorized to issue 10,000,000 shares of preferred stock.
Prior to 1994, the company had three series of preferred stock outstanding: market auction preferred stock (average dividends declared per share: 1993 - $2,564; 1992 - $5,239); money market preferred stock (average dividends declared per share: 1993 - $2,729; 1992 - $5,138); and Series A conversion preferred stock. By the end of 1993 all preferred shares had been redeemed by the company and none are currently outstanding.

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

Research and Development Expense
- ---------------------------------------------------------------------------

                                                  Millions of Dollars
                                             ------------------------------
                                               1994        1993        1992
                                             ------      ------      ------
Research and development expense ........... $  689      $  590      $  470



Other Income (Expense) Net
- ---------------------------------------------------------------------------

                                                  Millions of Dollars
                                             ------------------------------
                                               1994        1993        1992
                                             ------      ------      ------
Interest income ...........................  $   51      $   31      $   30

Other income (expense) net ................     (47)        (16)        (30)
                                             ------      ------      ------
Total .....................................  $    4      $   15      $   --
                                             ======      ======      ======

Stock Options
- ------------------------------------------------------------------------------
The company has stock options outstanding to participants under the Texas Instruments Long-Term Incentive Plan, approved by stockholders on April 15, 1993. Options are also outstanding under the 1984 and 1988 Stock Option
Plans; however, no further options may be granted under these plans. Under all these stockholder-approved plans, the exercise price per share may not be less than 100 percent of the fair market value on the date of the grant.
Options granted become exercisable in such amounts, at such intervals and subject to such terms and conditions as determined by the compensation committee of the board of directors.

    Under the Long-Term Incentive Plan, the company may grant stock options, including incentive stock options; restricted stock and restricted stock units; performance units; and other stock-based awards, including stock appreciation rights. The plan provides for the issuance of 4,000,000 shares of the company's common stock; in addition, if any option under the 1984 or 1988 Stock Option Plans terminates, then any unissued shares subject to the terminated option become available for granting awards under the plan. No more than 1,000,000 shares of common stock may be awarded as restricted stock, restricted stock units or other stock-based awards under the plan.

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

Texas Instruments Incorporated and Subsidiaries
                                                 33


Notes to Financial Statements
(continued)

    Stock option transactions during 1994, 1993 and 1992 were as follows:

                                     Long-Term
                                     Incentive   Employees
                                     and Stock  Stock Option    Option
                                       Option     Purchase    Price Range
                                       Plans        Plan       Per Share
                                     ---------   ---------  ---------------
Balance, Dec. 31, 1991 ............  4,322,295     833,791  $25.34 - $60.57
 Granted ..........................    834,450     591,300*
 Terminated .......................     93,859     404,427*
 Exercised** ......................    255,409     218,441  $25.34 - $44.75
                                     ---------   ---------
Balance, Dec. 31, 1992 ............  4,807,477     802,223  $30.73 - $60.57
 Granted ..........................    860,000     438,803*
 Terminated .......................    159,150      85,734*
 Exercised** ......................  1,056,079     636,986  $32.82 - $54.61
                                     ---------   ---------
Balance, Dec. 31, 1993 ............  4,452,248     518,306  $30.73 - $65.69
 Granted ..........................    859,750     342,562*
 Terminated .......................     49,601      70,979*
 Exercised** ......................  1,182,620     315,498  $30.73 - $65.69
                                     ---------   ---------
Balance, Dec. 31, 1994 ............  4,079,777     474,391  $30.84 - $82.13
                                     =========   =========

Exercisable at Dec. 31, 1993 ......    751,920     106,105
Exercisable at Dec. 31, 1994 ......  2,265,703     155,812

  * Excludes options offered but not accepted.
 ** Includes previously unissued shares and treasury shares of 1,440,568 and 57,550; 1,636,199 and 56,866; and 398,288 and 75,562 for 1994, 1993 and 1992.

    At year-end 1994, 2,651,076 shares were available for future grants under the Long-Term Incentive Plan and 1,779,479 shares under the Employees Stock Option Purchase Plan approved in 1988. As of year-end 1994, 6,953,762 shares were reserved for issuance under the company's stock option and incentive plans and 2,253,870 shares were reserved for issuance under the Employees Stock Option Purchase Plan approved in 1988.

    The company acquires its common stock from time to time for use in connection with exercise of stock options and other stock transactions. Treasury shares acquired in 1994, 1993 and 1992 were 59,198 shares, 55,525 shares and 77,339 shares. Previously unissued common shares issued under the Annual Incentive Plan in 1994, 1993 and 1992 were 23,165 shares, 103,926 shares and 68,860 shares.

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

Profit sharing: Profit sharing expense was $175 million in 1994 and $83 million in 1993. There was no profit sharing expense in 1992. Under the plans, unless otherwise provided by local law, the company and certain of its subsidiaries contribute a portion of their net profits according to certain formulas, but not to exceed the lesser of 25% of consolidated income (as defined) before profit sharing and income taxes or 15% of the compensation of eligible participants. Unless otherwise provided by local law, contributions are invested as follows. For worldwide profit sharing earned by eligible participants prior to 1994, the contributions have been invested in TI common stock. For profit sharing earned by U.S. employees in 1994, the contributions will initially be invested in TI common stock but several other investment options will be made available in the future for this contribution. For 1995 and thereafter, 50% of profit sharing earned by U.S. employees under the current formula will be contributed to the profit sharing plan and invested at the participants' option in one or more of several available investment funds including TI common stock; the remaining 50% will not be contributed to the profit sharing plan but will be paid as cash to the eligible participants. Similar changes are being considered for non-U.S. employees.

    Except in the event of company contributions in stock, investments in TI common stock are made by the trustees through purchases of outstanding shares or through purchases of shares offered from time to time by the company. The board of directors has authorized the issuance of previously unissued shares for purposes of the plans; 2,308,459 of such shares were available for future issuance at December 31, 1994.

    The trustees of the profit sharing plans purchased 1,881,815 outstanding shares of TI common stock in 1994 (626,670 shares in 1993 and 105,688 shares in 1992) and 403,945 previously unissued shares in 1994 (209,464 shares in 1993 and none in 1992) for use in the profit sharing plans and savings program. As of December 31, 1994, 6,176,127 shares of TI common stock were allocated to profit sharing plan stock accounts of the company's employees.

Savings program:  The company provides a matched savings program whereby
U.S. employees' contributions of up to 4% of their salary are matched by the company at the rate of 50 cents per dollar. Contributions are subject to statutory limitations. The contributions may be invested in several investment funds including TI common stock. The company's expense under this program was $21 million in 1994, $21 million in 1993 and $20 million in 1992.

Texas Instruments Incorporated and Subsidiaries
                                                 34

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










    Pension expense of the U.S. plan includes the following components:

                                                   Millions of Dollars
                                            --------------------------------
                                              1994         1993         1992
                                            ------       ------       ------
Service cost - benefits earned
 during the period ......................   $   54       $   59       $   58
Interest cost on projected benefit
 obligation .............................       69           72           70
Return on plan assets:
 Actual return ..........................       16          (99)         (45)
 Deferral ...............................      (74)          44          (10)
Net amortization ........................       (4)          (2)          (5)
                                            ------       ------       ------
U.S. pension expense ....................   $   61       $   74       $   68
                                            ======       ======       ======


    The funded status of the U.S. plan was as follows:

                                                   Millions of Dollars
                                                   -------------------
                                                      1994        1993
                                                   -------     -------
Actuarial present value at Dec. 31 of:
 Vested benefit obligation ....................    $  (523)    $  (655)
                                                   =======     =======
 Accumulated benefit obligation ...............    $  (575)    $  (717)
                                                   =======     =======
 Projected benefit obligation .................    $  (818)    $(1,026)
Plan assets at fair value .....................        724         783
                                                   -------     -------
Projected benefit obligation in excess of
 plan assets ..................................        (94)       (243)
Unrecognized net asset from initial
 application of SFAS 87 .......................        (78)        (90)
Unrecognized net (gain) loss ..................       (121)         43
Unrecognized prior service cost ...............         41          46
                                                   -------     -------
Accrued pension at Dec. 31 ....................       (252)       (244)
Less current portion ..........................         54          40
                                                   -------     -------
Accrued U.S. pension costs ....................    $  (198)    $  (204)
                                                   =======     =======

    The projected benefit obligations for 1994 and 1993 were determined using assumed discount rates of 8.5% and 7.0% and an assumed average long-term pay progression rate of 4.25%. The assumed long-term rate of return on plan assets was 9.0%.

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



    Pension expense of the non-U.S. plans includes the following components:

                                                 Millions of Dollars
                                            -------------------------------
                                              1994         1993        1992
                                            ------       ------      ------
Service cost - benefits earned
 during the period ......................   $   56       $   44      $   38
Interest cost on projected benefit
 obligations ............................       32           28          23
Return on plan assets:
 Actual return ..........................      (15)         (50)          1
 Deferral ...............................      (15)          25         (24)
Net amortization ........................       11            8           4
                                            ------       ------      ------
Non-U.S. pension expense ................   $   69       $   55      $   42
                                            ======       ======      ======

	The funded status of the non-U.S. plans was as follows:

                                                  Millions of Dollars
                                                 ---------------------
                                                   1994           1993
                                                 ------         ------
Actuarial present value at Sept. 30 of:
 Vested benefit obligations ..................   $ (424)        $ (365)
                                                 ======         ======
 Accumulated benefit obligations .............   $ (493)        $ (429)
                                                 ======         ======
 Projected benefit obligations ...............   $ (693)        $ (621)
Plan assets at fair value ....................      398            342
                                                 ------         ------
Projected benefit obligations in excess of
 plan assets .................................     (295)          (279)
Unrecognized net liabilities from initial
 application of SFAS 87 ......................       24             25
Unrecognized net loss ........................      148            157
Unrecognized prior service cost ..............        6             10
                                                 ------         ------
Accrued non-U.S. pension at Sept. 30 .........     (117)           (87)
Additional minimum liability .................       (9)           (24)
Adjustments from Sept. 30 to Dec. 31 .........       --              2
Less prepaid pension costs at Dec. 31 ........       12             18
                                                 ------         ------
Accrued pension at Dec. 31 ...................     (138)          (127)
Less current portion .........................       10              7
                                                 ------         ------
Accrued non-U.S. pension costs ...............   $ (128)        $ (120)
                                                 ======         ======

    The range of assumptions used for the non-U.S. plans reflects the different economic environments within the various countries. The projected benefit obligations were determined using a range of assumed discount rates of 4.75% to 8.0% in 1994 and 4.75% to 9.0% in 1993 and a range of assumed average long-term pay progression rates of 4.0% to 6.0% in 1994 and 4.0% to 7.0% in 1993. The range of assumed long-term rates of return on plan assets was 8.0% to 9.0%. Accrued pension at December 31 includes approximately $83 million in 1994

Texas Instruments Incorporated and Subsidiaries
                                                 35

Notes to Financial Statements
(continued)

and $79 million in 1993 for two non-U.S. plans that are not funded. Pension accounting rules require recognition in the balance sheet of an additional minimum pension liability equal to the excess of the accumulated benefit obligation over the fair value of the plan assets. A corresponding amount is recognized as an intangible asset, not to exceed the amount of unrecognized prior service cost, with the balance recorded as a reduction of stockholders' equity. As of December 31, 1994 and 1993, the company has recorded an additional non-U.S. minimum pension liability of $9 million and $24 million and, for 1993, an equity reduction of $10 million.

Retiree health care benefit plan: The company's U.S. employees are currently eligible to receive, during retirement, specified company-paid medical benefits. The plan is contributory and premiums are adjusted annually. For employees retiring on or after January 5, 1993, the company has specified a maximum annual amount per retiree, based on years of service, that it will pay toward retiree medical premiums. For employees who retired prior to that date, the company maintains a consistent level of cost sharing between the company and the retiree. The company is pre-funding the plan obligation in amounts determined at the discretion of management. Plan assets consist primarily of common stock, U.S. government obligations, commercial paper, and obligations of U.S. states and municipalities.

    Effective January 1, 1993, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which required the accrual of expected retiree health care benefit costs during the employees' working careers, instead of when the claims are incurred. The company recorded an accumulated postretirement benefit obligation of $454 million and a related deferred income tax asset of $160 million, which resulted in a 1993 charge of $294 million ($3.14 per share) for the cumulative effect of the accounting change. Retiree health care benefit expense in 1992 was computed on a claims-incurred basis.

    Expense of the retiree health care benefit plan includes the following components:

                                                     Millions of Dollars
                                                     -------------------
                                                       1994         1993
                                                     ------       ------
Service cost - benefits earned
 during the period ...........................       $    6       $    6
Interest cost on accumulated
  postretirement benefit obligation ..........           36           35
Return on plan assets:
 Actual return ..............................            (3)          (1)
 Deferral ....................................            3            1
                                                     ------       ------
Retiree health care benefit expense ..........       $   42       $   41
                                                     ======       ======








    The funded status of the plan was as follows:

                                                      Millions of Dollars
                                                      -------------------
                                                         1994        1993
                                                       ------      ------
Actuarial present value at Dec. 31 of accumulated
 postretirement benefit obligation:
  Retirees .......................................     $ (337)     $ (396)
  Fully eligible employees .......................        (12)        (14)
  Other employees ................................       (104)       (117)
                                                       ------      ------
                                                         (453)       (527)
                                                       ------      ------
Plan assets at fair value ........................         23           8
                                                       ------      ------
Accumulated postretirement benefit obligation
 in excess of plan assets ........................       (430)       (519)
Unrecognized net (gain) loss .....................        (16)         63
Unrecognized prior service cost ..................        (12)         --
                                                       ------      ------
Accrued at Dec. 31 ...............................       (458)       (456)
Less current portion .............................         44          41
                                                       ------      ------
Accrued retiree health care benefit costs ........     $ (414)     $ (415)
                                                       ======      ======

    Retiree health care benefit amounts were determined using health care cost trend rates of 8.8% for 1995 decreasing to 6.0% by 1999, and assumed discount rates of 8.5% for 1994 and 7.0% for 1993. Increasing the health care cost trend rates by 1% would have increased the accumulated postretirement benefit obligation at December 31, 1994 by $27 million and 1994 plan expense by $2 million. A trust holding a portion of the plan assets is subject to federal income taxes at a 39.6% rate. The assumed long-term rate of return on plan assets, after taxes, was 7.3%. Retiree health care benefit expense was $24 million in 1992.

Special actions: In the first quarter of 1994, the company took a pretax charge of $83 million for restructuring of its European operations from the traditional country-by-country approach to business centers with pan-European responsibilities. This action primarily affected semiconductor activities and is expected to result in annual savings of approximately $54 million when fully implemented. Also taken in the first quarter was a pretax charge of $49 million for costs related to the divestiture of nonstrategic product lines, primarily in digital products. The total charges of $132 million included non-cash asset write-downs of $31 million with the balance for expected cash outlays, including $62 million for severance. The divestitures were essentially completed by the end of 1994. Completion of the restructuring action, which has been delayed due to extended negotiations with certain European works councils, is expected by the fourth quarter of 1995. Of the total expected cash outlays, $41 million was expended during 1994 with the balance expected to be expended in 1995. Of the approximately 1,000 employees, primarily in Europe, affected by the severance actions, 383 left the company during 1994 with the balance expected to leave in 1995.

Texas Instruments Incorporated and Subsidiaries
                                                 36

Industry Segment and Geographic Area Operations
- -----------------------------------------------------------------------------
The company is engaged in the development, manufacture and sale of a variety of products in the electrical and electronics industry for industrial, government and consumer markets. These products consist of components (semiconductors, such as integrated circuits, discrete devices and subassemblies, and electrical and electronic control devices); defense electronics (such as radar systems, navigation systems, infrared surveillance and fire control systems, defense suppression missiles, missile guidance and control systems, and electronic warfare systems); and digital products (such as software productivity tools, notebook computers, printers, electronic calculators, and custom manufacturing services). In fourth quarter 1992, the company sold its commercial multiuser minicomputer systems and service operations, which were part of the digital products segment. The company also produces metallurgical materials (including clad metals, precision-engineered parts and electronic connectors).

    The company's business is based principally on its broad semiconductor technology and application of this technology to selected electronic end-equipment markets.

    Industry segment and geographic area profit (loss) is not equivalent to income before provision for income taxes and cumulative effect of accounting changes due to exclusion of general corporate expenses, net interest, currency exchange gains and losses, and other items along with elimination of unrealized profit in assets. Profit sharing expense is allocated to segment results based on payroll costs. Prior to 1994, for geographic area purposes research and development expense was allocated based on revenues. In 1994, research and development expense is generally reported in the geographic area where incurred. The effect of this change on 1994 geographic area results was to decrease U.S. profits by $144 million, decrease Europe losses by $28 million, increase East Asia profits by $113 million and increase other areas profit by $3 million. Royalty revenue from patent license agreements is included in the U.S. geographic net revenues and (except for royalty revenue from microcomputer system patent license agreements, which is included in the digital products segment) is principally included in the components segment.

    Identifiable assets are those associated with segment or geographic area operations, excluding unallocated cash and short-term investments, internal company receivables and deferred income taxes. Generally, revenues between industry segments and between geographic areas are based on prevailing market prices or an approximation thereof.

Industry Segment Net Revenues
- -----------------------------------------------------------------------------
                                                    Millions of Dollars
                                              -------------------------------
                                                 1994        1993        1992
                                              -------      ------      ------
Components
 Trade ................................       $ 6,787      $5,091      $3,982
 Intersegment .........................            56          66          47
                                              -------      ------      ------
                                                6,843       5,157       4,029
                                              -------      ------      ------
Defense Electronics
 Trade ................................         1,710       1,842       1,990
 Intersegment .........................            17          14          14
                                              -------      ------      ------
                                                1,727       1,856       2,004
                                              -------      ------      ------
Digital Products
 Trade ................................         1,661       1,454       1,345
 Intersegment .........................             1           4           5
                                              -------      ------      ------
                                                1,662       1,458       1,350
                                              -------      ------      ------
Metallurgical Materials
 Trade ................................           152         126         116
 Intersegment .........................            25          19          22
                                              -------      ------      ------
                                                  177         145         138
                                              -------      ------      ------
Eliminations and other ................           (94)        (93)        (81)
                                              -------      ------      ------

Total .................................       $10,315      $8,523      $7,440
                                              =======      ======      ======

    Net revenues directly from federal government agencies in the United States, principally related to the defense electronics segment, were $1,009 million in 1994, $1,031 million in 1993 and $1,172 million in 1992.

Industry Segment Profit (Loss)
- ---------------------------------------------------------------------------

                                                  Millions of Dollars
                                             ------------------------------
                                               1994        1993        1992
                                             ------      ------      ------

Components ............................      $1,101      $  689      $  340
Defense Electronics ...................         172         188         194
Digital Products ......................          62          34          27
Metallurgical Materials ...............          (8)         (4)          3
Eliminations and corporate items ......        (285)       (211)       (195)
                                             ------      ------      ------
Income before provision for
 income taxes and cumulative effect of
 accounting changes ...................      $1,042      $  696      $  369
                                             ======      ======      ======


Industry Segment Identifiable Assets
- ---------------------------------------------------------------------------

                                                  Millions of Dollars
                                             ------------------------------
                                               1994        1993        1992
                                             ------      ------      ------
Components ............................      $3,655      $3,016      $2,695
Defense Electronics ...................         731         821         842
Digital Products ......................         756         718         633
Metallurgical Materials ...............          76          68          57
Eliminations and corporate items ......       1,771       1,370         958
                                             ------      ------      ------
Total .................................      $6,989      $5,993      $5,185
                                             ======      ======      ======

Texas Instruments Incorporated and Subsidiaries

Notes to Financial Statements
(continued)
Industry Segment Property, Plant and Equipment
- ---------------------------------------------------------------------------

                                                  Millions of Dollars
                                             ------------------------------
Depreciation                                   1994        1993        1992
- ------------                                 ------      ------      ------
Components ............................      $  514      $  462      $  457
Defense Electronics ...................          97         104         110
Digital Products ......................          24          23          24
Metallurgical Materials ...............          10          10          10
Eliminations and corporate items ......          20          18           9
                                             ------      ------      ------
Total .................................      $  665      $  617      $  610
                                             ======      ======      ======

                                                  Millions of Dollars
                                             ------------------------------
Additions                                      1994        1993        1992
- ---------                                    ------      ------      ------
Components ............................      $  888      $  545      $  314
Defense Electronics ...................          96          92          74
Digital Products ......................          42          37          13
Metallurgical Materials ...............           9          16           8
Eliminations and corporate items ......          41          40          20
                                             ------      ------      ------
Total .................................      $1,076      $  730      $  429
                                             ======      ======      ======

    The following geographic area data include revenues, costs and expenses generated by and assets employed in operations located in each area:

Geographic Area Net Revenues
- ---------------------------------------------------------------------------

                                                  Millions of Dollars
                                            -------------------------------
                                               1994        1993        1992
                                            -------      ------      ------
United States
 Trade ................................     $ 5,943      $5,314      $4,829
 Interarea ............................         457         449         407
                                            -------      ------      ------
                                              6,400       5,763       5,236
                                            -------      ------      ------
Europe
 Trade ................................       1,574       1,281       1,249
 Interarea ............................         253         238         186
                                            -------      ------      ------
                                              1,827       1,519       1,435
                                            -------      ------      ------
East Asia
 Trade ................................       2,729       1,860       1,307
 Interarea ............................       1,525       1,223       1,058
                                            -------      ------      ------
                                              4,254       3,083       2,365
                                            -------      ------      ------
Other Areas
 Trade ................................          69          68          62
 Interarea ............................          50          51          32
                                            -------      ------      ------
                                                119         119          94
                                            -------      ------      ------
Eliminations ..........................      (2,285)     (1,961)     (1,690)
                                            -------      ------      ------
Total .................................     $10,315      $8,523      $7,440
                                            =======      ======      ======

Geographic Area Profit (Loss)
- ---------------------------------------------------------------------------

                                                  Millions of Dollars
                                            -------------------------------
                                               1994        1993        1992
                                            -------      ------      ------
United States .........................     $ 1,018      $  743      $  581
Europe ................................         (12)         33         (24)
East Asia .............................         219          63         (28)
Other Areas ...........................           5          --          (5)
Eliminations and corporate items ......        (188)       (143)       (155)
                                            -------      ------      ------
Income before provision for
 income taxes and cumulative effect of
 accounting changes ...................     $ 1,042      $  696      $  369
                                            =======      ======      ======

Geographic Area Identifiable Assets
- ---------------------------------------------------------------------------

                                                  Millions of Dollars
                                             ------------------------------
                                               1994        1993        1992
                                             ------      ------      ------
United States .........................      $2,965      $2,589      $2,378
Europe ................................         889         897         887
East Asia .............................       1,616       1,310       1,105
Other Areas ...........................          43          42          40
Eliminations and corporate items ......       1,476       1,155         775
                                             ------      ------      ------
Total .................................      $6,989      $5,993      $5,185
                                             ======      ======      ======

Income Taxes
- ----------------------------------------------------------------------------
Effective January 1, 1993, the company adopted SFAS No. 109, "Accounting for Income Taxes," which required increased recording of deferred income tax assets. As a result, the company recorded additional deferred income tax assets of $203 million, after a valuation allowance of $404 million, and reduced deferred income tax liabilities by $87 million, which resulted in a 1993 credit of $290 million ($3.10 per share) for the cumulative effect of the accounting change.

Income (Loss) before Provision for Income Taxes and
Cumulative Effect of Accounting Changes
- ---------------------------------------------------------------------------


                                            Millions of Dollars
                                  -----------------------------------------
                                   Geographic area
                                    profit (loss)
                                  ------------------    Elims. &
                                  U.S.       Non-U.S.  corp. items   Total
                                 ------     --------  -----------   -------
1994.........................    $1,018        $ 212    $ (188)      $1,042
1993 ........................       743           96      (143)         696
1992 ........................       581          (57)     (155)         369

    With the exception of interarea elimination of unrealized profit in assets, which increased $18 million in 1994, increased $1 million in 1993, and decreased $20 million in 1992, the remaining corporate items consist primarily of general corporate expenses which are applicable to both U.S. and non-U.S. operations. These expenses are generally deductible for tax purposes in the U.S.

Texas Instruments Incorporated and Subsidiaries
                                                 38

Provision (Credit) for Income Taxes
- ----------------------------------------------------------------------------
Income tax amounts for 1994 and 1993 were computed based on SFAS No. 109; amounts for 1992 were computed based on the prior accounting standard, SFAS No. 96.


                                              Millions of Dollars
                                 --------------------------------------------
                                 U.S. Federal   Non-U.S.   U.S. State   Total
                                 ------------   --------   ----------   -----
1994
- ----
Current .......................    $ 249         $  95       $  19      $ 363
Deferred ......................        4           (18)          2        (12)
                                   -----         -----       -----      -----
Total .........................    $ 253         $  77       $  21      $ 351
                                   =====         =====       =====      =====

1993
- ----
Current .......................    $ 168         $  96       $  15      $ 279
Deferred ......................      (39)          (17)         (3)       (59)
                                   -----         -----       -----      -----
Total .........................    $ 129         $  79       $  12      $ 220
                                   =====         =====       =====      =====
1992
- ----
Current .......................    $ 139         $  63       $  13      $ 215
Deferred ......................      (97)            4          --        (93)
                                   -----         -----       -----      -----
Total .........................    $  42         $  67       $  13      $ 122
                                   =====         =====       =====      =====

    Principal reconciling items from income tax computed at the statutory federal rate follow.

                                                    Millions of Dollars
                                              ------------------------------
                                                1994        1993        1992
                                              ------      ------      ------
Computed tax at statutory rate .............. $  365      $  244      $  125
Effect of increase in tax rate on net
 deferred tax assets ........................     --         (17)         --
Effect of change in valuation allowance .....     --          (2)         --
Effect of non-U.S. rates ....................    (42)         (3)         33
Increase (decrease) in unrecognized
 deferred tax benefits ......................     --          --         (34)
Research and experimentation tax credits ....     (3)         (8)         (2)
Effect of U.S. state income taxes............     14          10           9
Other .......................................     17          (4)         (9)
                                              ------      ------      ------
Total provision for income taxes ............ $  351      $  220      $  122
                                              ======      ======      ======

    Included in the effect of non-U.S. rates for 1994 is a $69 million benefit from tax loss carryforward utilization reduced by certain non-U.S. taxes and losses for which no benefit was recognized. Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from such companies are expected to result in additional tax liability. The remaining undistributed earnings (approximately $595 million at December 31, 1994) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

	The primary components of deferred income tax assets and liabilities at December 31 were as follows:

                                                   Millions of Dollars
                                                   -------------------
                                                       1994       1993
                                                     ------     ------
Deferred income tax assets:
 Accrued retirement costs (pension and
  retiree health care) ............................  $  264     $  262
 Inventories and related reserves .................     227        183
 Accrued expenses .................................     155        168
 Long-term contracts ..............................      50         63
 Non-U.S. loss carryforwards ......................     138        181
 Other ............................................     165        168
                                                     ------     ------
                                                        999      1,025
                                                     ------     ------
Less valuation allowance ..........................    (330)      (350)
                                                     ------     ------
                                                        669        675
                                                     ------     ------
Deferred income tax liabilities:
 Property, plant and equipment ....................     (95)       (81)
 Other ............................................     (32)       (66)
                                                     ------     ------
                                                       (127)      (147)
                                                     ------     ------
Net deferred income tax asset .....................  $  542     $  528
                                                     ======     ======

    As of December 31, 1994 and 1993, the net deferred income tax asset of $542 million and $528 million was presented in the balance sheet, based on tax jurisdiction, as deferred income tax assets of $580 million and $568 million and deferred income tax liabilities of $38 million and $40 million.

    The company has aggregate non-U.S. tax loss carryforwards of approximately $314 million. Of this amount, $270 million expires through the year 2004 and $44 million has no expiration.

    Income taxes paid were $399 million, $231 million and $108 million for 1994, 1993 and 1992.

Rental Expense and Lease Commitments
- ------------------------------------------------------------------------------
Rental and lease expense was $145 million in 1994, $132 million in 1993 and $143 million in 1992. The company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment. The lease agreements frequently include purchase and renewal provisions and require the company to pay taxes, insurance and maintenance costs.


    At December 31, 1994, the company was committed under non-cancelable leases with minimum rentals in succeeding years as follows:

Non-cancelable Leases
- --------------------------------------------------------------------------

                                                       Millions of Dollars
                                                       -------------------
1995 ............................................            $ 102

1996 ............................................               82

1997 ............................................               55

1998 ............................................               41

1999 ............................................               37

Later years .....................................              207

Texas Instruments Incorporated and Subsidiaries
                                                 39

Report of Ernst & Young LLP, Independent Auditors
- ------------------------------------------------------------------------------
The Board of Directors
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheet of Texas Instruments Incorporated and subsidiaries (the Company) at December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Instruments Incorporated and subsidiaries at December 31, 1994 and 1993, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

    As discussed in the "Profit Sharing and Retirement Plans" and "Income Taxes" notes to the financial statements, in 1993 the Company changed its method of accounting for retiree health care benefits and income taxes.

                                                Ernst & Young LLP

Dallas, Texas
January 26, 1995
Texas Instruments Incorporated and Subsidiaries
                                                 40

Summary of Selected Financial Data

Years ended December 31                1994     1993     1992     1991     1990
- -------------------------------------------------------------------------------
Millions of Dollars
Net revenues .....................  $10,315   $8,523   $7,440   $6,784   $6,567
Operating costs and expenses .....    9,232    7,795    7,020    7,033    6,593
                                    -------   ------   ------   ------   ------
Profit (loss) from operations ....    1,083      728      420     (249)     (26)
Other income (expense) net........        4       15       --      (14)      29
Interest on loans ................       45       47       51       41       24
                                    -------   ------   ------   ------   ------
Income (loss) before provision
 for income taxes and cumulative
 effect of accounting changes.....    1,042      696      369     (304)     (21)
Provision for income taxes .......      351      220      122      105       18
                                    -------   ------   ------   ------   ------
Income (loss) before cumulative
 effect of accounting changes ....      691      476      247     (409)     (39)
Cumulative effect of accounting
 changes .........................       --       (4)      --       --       --
                                    -------   ------   ------   ------   ------
Net income (loss) ................  $   691   $  472   $  247   $ (409)  $  (39)
                                    =======   ======   ======   ======   ======
- -------------------------------------------------------------------------------
Earnings (loss) per common and
 common equivalent share:
 Income (loss) before cumulative
  effect of accounting changes ...  $  7.27   $ 5.07   $ 2.50   $(5.40)  $ (.92)
 Cumulative effect of accounting
  changes ........................       --    (0.04)      --       --       --
                                    -------   ------   ------   ------   ------
 Net income (loss) ...............  $  7.27   $ 5.03   $ 2.50   $(5.40)  $ (.92)
                                    =======   ======   ======   ======   ======
Dividends declared per
 common share ....................  $   .93   $  .72   $  .72   $  .72   $  .72
- -------------------------------------------------------------------------------
Average common and common
 equivalent shares outstanding
 during year, in thousands .......   95,427   93,606   85,311   81,970   81,614
- -------------------------------------------------------------------------------

As of December 31                      1994     1993     1992     1991     1990
- -------------------------------------------------------------------------------
Millions of Dollars
Working capital ..................  $ 1,818   $1,313   $  961   $  813   $  826
Property, plant and
 equipment (net) .................    2,568    2,203    2,133    2,354    2,480
Total assets .....................    6,989    5,993    5,185    5,009    5,048

Long-term debt ...................      808      694      909      896      715
Stockholders' equity .............    3,039    2,315    1,947    1,955    2,358
- -------------------------------------------------------------------------------
Employees ........................   56,333   59,048   60,577   62,939   70,318
Stockholders of record ...........   28,740   29,129   31,479   35,162   36,268

See Notes to Financial Statements and Management Discussion and Analysis of Financial Condition and Results of Operations.
Texas Instruments Incorporated and Subsidiaries
                                                 41


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

                                    Change in orders,  Change in net revenues,
Segment                                 1994 vs. 1993            1994 vs. 1993
- ------------------------------------------------------------------------------
Components...............................      up 27%                   up 33%
Defense Electronics......................      up 11%                 down  7%
Digital Products.........................      up 10%                   up 14%
- ------------------------------------------------------------------------------
    Total................................      up 21%                   up 21%
===========================================================================
===

                                    Change in orders,  Change in net revenues,
Segment                                 4Q94 vs. 4Q93            4Q94 vs. 4Q93
- ------------------------------------------------------------------------------
Components...............................      up 28%                   up 31%
Defense Electronics......................    down 30%                 down 17%
Digital Products.........................      up  1%                   up 12%
- ------------------------------------------------------------------------------
    Total................................      up 13%                   up 17%
===========================================================================
===

1994 Results of Operations Compared with 1993
- ------------------------------------------------------------------------------
TI's orders for 1994 were $10.4 billion, up 21 percent from $8.6 billion in 1993. Significantly higher semiconductor orders in the components segment were the primary contributor to the change. Defense electronics orders increased due primarily to the timing of orders.

	TI's net revenues for 1994 were $10.3 billion, up 21 percent from $8.5 billion in 1993. The increase was due primarily to higher semiconductor revenues in the components segment, resulting from increased shipments and new products. Profit from operations was $1083 million in 1994, up 49 percent from $728 million in 1993. Higher semiconductor operating profits accounted for much of the increase; higher royalties also contributed. Results for 1994 include a profit-sharing accrual of $175 million compared with $83 million accrued in 1993.

	Results for the year include one-time royalty revenues of $73 million, compared with $90 million in 1993. Results also include $132 million in pretax restructuring and divestiture charges taken in the first quarter of 1994, compared with $23 million in pretax consolidation charges taken in the fourth quarter of 1993.

	The income tax provision for 1994 is for U.S. and non-U.S. taxes. Non-U.S. taxes include a benefit from tax loss carryforward utilization reduced by certain non-U.S. taxes and losses for which no benefit was recognized. TI's income tax rate for the year was 33.7 percent. For 1993, the provision was net of an increase in deferred tax assets for the effect of the increase in the U.S. statutory rate.

	TI's orders for the fourth quarter of 1994 were $2534 million, compared with $2247 million for the same period in 1993. Higher semiconductor and electrical controls orders in the components segment offset a decline in defense electronics orders. TI's semiconductor orders were up over year-ago levels, led by substantial growth in memory and digital signal processing products.

	Net revenues for the fourth quarter of 1994 were $2782 million, compared with $2374 million in the fourth quarter of 1993. The increase was due primarily to higher semiconductor revenues in the components segment, attributable to increased shipments and new products. The decline in defense revenues was due to ramping down of mature production programs. The increase in digital segment revenue in the fourth quarter of 1994 was primarily in custom manufacturing services and software.

	Profit from operations for the fourth quarter increased 47 percent to $291 million, from $198 million in the same period of 1993. The largest increase was in semiconductor operations. Improvement in personal productivity products, resulting from consolidation actions taken in the fourth quarter of 1993, and higher royalties also contributed to the increase.

	Fourth-quarter 1994 results include an accrual of $48 million for profit sharing, as well as one-time charges for previously announced employment-reduction actions in international operations, including Japan, and start-up costs for new semiconductor capacity in Dallas. Fourth-quarter 1993 results included an accrual of $31 million for profit sharing and a pretax charge of $23 million related to the consolidation of TI's consumer and peripheral products businesses. Net income in the fourth quarter of 1994 was $188 million, and earnings per share were $1.98, compared with net income of $134 million and earnings per share of $1.42 in the fourth quarter of 1993.

	Manufacturing operations have resumed at KTI Semiconductor in Nishiwaki, Japan, after being suspended following the earthquake in Kobe. KTI is a joint-venture manufacturing facility of TI and Kobe Steel.

	TI's backlog of unfilled orders as of December 31, 1994, was $3913 million, up $108 million from the end of 1993, due to increases in semiconductor backlog. Backlog was down $249 million from the end of the third quarter of 1994, primarily because of a decline in defense electronics backlog.

Texas Instruments Incorporated and Subsidiaries
                                         42

	TI-funded R&D was $689 million for 1994 and $190 million for the fourth quarter, compared with $590 million and $170 million for the same periods of 1993. Customer-funded R&D was $356 million in 1994, compared with $391 million in 1993.

	Capital expenditures were $1076 million in 1994 and $320 million in the fourth quarter, compared with $730 million and $218 million in the same periods of 1993.

	Depreciation for 1994 was $665 million, compared with $617 million in 1993, and $179 million in the fourth quarter of 1994, compared with $167 million in the same period of 1993. Depreciation in 1995 is expected to be about $800 million.

Components Segment: Orders in the components segment were up 27 percent for the year, and revenues up 33 percent, from 1993. Components segment profit increased substantially, primarily because of improved semiconductor manufacturing productivity and higher royalties.

	For the fourth quarter of 1994, orders in the components segment were up 28 percent over the same period of 1993, with strong increases in semiconductor orders. Segment revenues were up 31 percent from the same period of a year ago, reflecting higher semiconductor revenues. Segment profit increased substantially over the fourth quarter of 1993 because of improved semiconductor operating performance and higher royalties.

Defense Electronics Segment: In TI's defense electronics segment, 1994 orders were up 11 percent from 1993 due to timing of orders. Revenues were down 7 percent from 1993, primarily because of reduced shipments of mature production programs. Margins for the year were essentially flat with 1993.

	Fourth-quarter 1994 orders in defense electronics were down 30 percent from the fourth quarter of 1993 because of reduced procurement levels on mature production programs. Revenues were down 17 percent from the high level of the fourth quarter of 1993, which included shipments that were delayed from the third quarter of 1993. Margins remained essentially flat with fourth quarter of 1993.

Digital Products Segment: Orders in TI's digital products segment were up 10 percent in 1994, and revenues up 14 percent, compared with 1993. The segment operated at a profit for the year, with royalty revenues and profits from the personal productivity products business more than offsetting the divestiture charges taken in the first quarter of 1994.

	For the fourth quarter of 1994, orders in the digital segment were essentially flat with the same period of 1993. Revenues were up 12 percent and the segment operated at a profit.

Intellectual Property: During 1994, TI reached new semiconductor patent-license agreements with Micron Technology Inc. and GoldStar Electron Co., Ltd.

	As previously reported, on August 31, 1994, the district court in Tokyo ruled that Fujitsu's production of 1-megabit and 4-megabit DRAMs and 32K
EPROMs does not infringe the company's Kilby patent. The company has appealed the court's decision to the Tokyo High Court. The decision should not have any significant effect on existing patent-license agreements.

	Most of the existing semiconductor patent-license agreements expire at the end of 1995 or early in 1996, and preparations have begun for the upcoming round of negotiations regarding their renewal. The agreements with GoldStar, Hyundai Electronics Industries Co., Ltd., Micron, Mitsubishi Electric Corporation, Toshiba Corporation and Yamaha Corporation have expiration dates ranging from 1998 to 2001. Also, the company will continue negotiations with computer manufacturers in an effort to reach additional computer system patent-license agreements.

	As in prior years, TI's negotiations are dependent on the strength of the company's entire patent portfolio and not on a single patent. Although these negotiations by their nature are not predictable as to outcome or timing, TI continues to expect a significant ongoing stream of royalty revenue throughout the remainder of the decade.

Financial Condition
- ------------------------------------------------------------------------------
TI's financial condition remained strong in 1994 as cash flow from operating activities net of additions to property, plant and equipment was a positive
$456 million.

	During the year, cash and cash equivalents plus short-term investments increased by $402 million to $1290 million, primarily because of the cash flow mentioned above. On September 29, 1994, $76 million

Texas Instruments Incorporated and Subsidiaries
                                                 43

Supplemental Financial Information
(continued)

of TI's 2.75% convertible subordinated debentures due 2002 were redeemed at the option of the holders. The $124 million remaining balance was classified as a long-term liability at the end of the third quarter because the holders' redemption period had lapsed. In early April, the company amended its asset securitization agreement for accounts receivable and reduced the outstanding balance from $175 million to $125 million. In January 1995, the company reduced the outstanding balance to zero, and the agreement will be terminated effective January 30, 1995. On June 17, 1994, the company announced an increase in the annual common dividend rate per share from $.72 to $1.00, resulting in approximately $7 million of increased dividend payments per quarter (at current common share balances). TI's debt-to-total-capital ratio was .21 at the end of 1994, down from .23 at the end of the third quarter and .28 at year-end 1993.

	Unexpended authorizations for future capital expenditures were approximately $816 million at December 31, 1994. In view of increased semiconductor demand, we plan to raise capital expenditures in 1995 to about $1.3 billion, from $1076 million in 1994. The funds will be supplied by cash from operations and existing cash balances.

	At December 31, 1994, the company had deferred income tax assets of $580 million, after a valuation allowance of $330 million, and deferred income tax liabilities of $38 million. The valuation allowance reflects the company's assessment regarding the realizability of certain non-U.S. deferred income tax assets. The balance of the deferred income tax assets is considered realizable based on carryback potential, existing taxable temporary differences, and expectation of future income levels comparable to recent results. Such future income levels are not assured because of the nature of the company's businesses, which are generally characterized by rapidly changing technology and intense competition. The company evaluates realizability of the deferred income tax assets quarterly.

	The company maintains unused lines of credit to support commercial paper borrowing and to provide additional liquidity. Unused lines of credit were approximately $547 million at December 31, 1994. Of this amount, $440 million was available to support commercial paper borrowing.

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

    TI's net revenues for 1993 were $8523 million, compared with $7440 million in 1992. Essentially all of the increase was in semiconductor revenues in the components segment, resulting primarily from new products and increased shipments. Royalty revenues for the year were $521 million, up 33 percent from 1992. The increase was primarily the result of new agreements with personal computer manufacturers covering TI's computer systems patents and higher shipments by licensees under TI's semiconductor patents. Profit from operations was $728 million in 1993, up 73 percent from $420 million in 1992. Higher semiconductor operating profits and higher royalties accounted for virtually all of the increase. Results for 1993 included a profit-sharing accrual of $83 million. There was no accrual for profit sharing in 1992.

    Net income for the year was $472 million, compared with $247 million in 1992.

    The income tax provision for 1993 was for U.S. and non-U.S. taxes, net of a third-quarter increase in deferred tax assets for the effect of the increase in the U.S. statutory rate. TI's income tax rate for the year was 31.6 percent.

    TI's backlog of unfilled orders as of December 31, 1993, was $3805 million, up $72 million from the end of 1992, as increases in semiconductor backlog more than offset a decline in defense electronics.

    TI-funded R&D was $590 million for 1993, compared with $470 million for 1992. Customer-funded R&D was $391 million in 1993, compared with $421 million in 1992.

    Capital expenditures were $730 million in 1993, compared with $429 million in 1992.

    Depreciation for 1993 was $617 million, compared with $610 million in 1992.

Components Segment: Orders in the components segment were up 32 percent for the year, and revenues up 28 percent, from 1992. Components segment profit doubled from 1992, with semiconductor operating improvement accounting for virtually all of the increase.

Defense Electronics Segment: In TI's defense electronics segment, 1993 orders were down 26 percent from 1992 because Operation Desert Storm replenishment orders

Texas Instruments Incorporated and Subsidiaries
                                                 44

were not repeated in 1993. Revenues were down 7 percent from 1992, primarily because of reduced shipments of the High-Speed Antiradiation Missile. Margins for the year were essentially flat with 1992.

Digital Products Segment: Orders in TI's digital products segment were up 11 percent in 1993, and revenues up 8 percent, compared with 1992. Excluding the effect of the 1992 sale of TI's multiuser minicomputer systems and service operations to Hewlett-Packard, 1993 orders were up 25 percent, and revenues up 24 percent, over 1992. The segment operated at a profit for the year 1993, as royalty revenues more than offset operating losses.

Metallurgical Materials Segment: In the metallurgical materials segment, orders were up 12 percent, and revenues were up 5 percent, from 1992. The segment operated at a small loss for the year, primarily because of increased investments in new technologies, including solar energy.

Intellectual Property: During 1993, TI reached new semiconductor patent-license agreements with Hyundai Electronics Industries Co., Ltd. and Nippon Steel Semiconductor Corporation. We also reached computer systems patent-license agreements with personal computer manufacturers including Compaq Computer Corporation, Daewoo Electronics Company, Ltd., Daewoo Telecom Co., Ltd., Dell Computer Corporation, Gateway 2000, Inc., Hyundai, Packard Bell Electronics, Inc., Toshiba Corporation, and Zenith Data Systems.

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


                                                  Quarter
                                 --------------------------------------------
                                    1st         2nd         3rd         4th
- -----------------------------------------------------------------------------
Stock prices:
 1994 High ....................  $89.50      $85.75      $87.50      $80.63
      Low .....................   61.00       63.25       65.75       63.38
 1993 High ....................   63.38       72.38       84.25       76.50
      Low .....................   45.75       51.63       65.88       55.75

Dividends paid:
 1994 .........................  $  .18      $  .18      $  .25      $  .25
 1993 .........................     .18         .18         .18         .18

Quarterly Financial Data
- ------------------------------------------------------------------------------
1994                             Millions of Dollars, Except Per-Share Amounts
                                 ---------------------------------------------
                                       1st         2nd         3rd         4th
- ------------------------------------------------------------------------------
Net revenues ...................... $2,449      $2,510      $2,574      $2,782
Gross profit ......................    662         708         722         752
Profit from operations ............    209         292         291         291
Income before provision
 for income taxes .................    204         277         281         280
Net income ........................    134         184         186         188

- ------------------------------------------------------------------------------

Earnings per common and
 common equivalent share .......... $ 1.41      $ 1.93      $ 1.94      $ 1.98
===========================================================================
===

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

- ------------------------------------------------------------------------------

Earnings per common and
 common equivalent share:
 Income before cumulative effect
  of accounting changes ........... $  .89      $ 1.18      $ 1.54      $ 1.42
 Net income .......................    .85        1.18        1.54        1.42

===========================================================================
===

    Effective January 1, 1993, the company adopted SFAS No. 106, which required accrual of expected retiree health care benefit costs during the employees' working careers, and SFAS No. 109, which required increased recording of deferred income tax assets. This resulted in a 1993 first quarter charge of $294 million ($3.12 per share) for SFAS No. 106 and a credit of $290 million ($3.08 per share) for SFAS No. 109, for the cumulative effect of the accounting changes.

    Earnings per common and common equivalent share are based on average common and common equivalent shares outstanding (95,131,937 shares and 94,154,923 shares for the fourth quarters of 1994 and 1993). In computing per-share earnings, net income is increased by $1 million for the fourth quarter of 1993 for interest (net of tax and profit sharing effect) on the convertible debentures considered dilutive common stock equivalents.

Texas Instruments Incorporated and Subsidiaries
                                                 45