Form 10-K/A, Exhibit 13
period 1995-12-31
TEXAS INSTRUMENTS INC
filed 1996-06-21
CIK 97476

Exhibit 13
                                                                   ----------


To Our Stockholders

Nineteen ninety-five was an outstanding year for our company. We capitalized on strong semiconductor operating performance and robust worldwide semiconductor market growth to produce the best financial results in company history. The people of TI improved productivity by more than 25 percent, measured in net revenue per employee. We gained significant recognition for operational excellence, including the European Quality Award, the Singapore Quality Award, and the U.S. Office of Naval Research Best Manufacturing Practices Center of Excellence Award. We laid the foundation for moderate growth in our defense business.

We also established a new vision for Texas Instruments - one that will reshape our company over the next decade.

Financial highlights. TI's revenues in 1995 were $13.1 billion, up 27 percent from 1994. Net income was up 57 percent, exceeding $1 billion for the first time, and earnings per share were up 55 percent, to $5.63.

Semiconductor revenues and profits reached record levels, and productivity improvements in this business generated output equivalent to the capacity of one major wafer-fabrication facility for the second consecutive year. Shorter cycle times and the Defense Department's movement toward commercial practices helped support an improving revenue trend and stable margins in defense systems and electronics. TI's materials and controls business experienced solid growth and record revenues for the second consecutive year. Revenues in TI's mobile computing business were up substantially in the fourth quarter of 1995, reflecting strong customer reception of the Extensa TM line of value-priced notebook computers. Our calculator business experienced a record year, extending its leadership in instructional calculators. Our software business took actions to streamline operations and focus on strategic areas.

The road ahead. Even as we were achieving these impressive results, we were also setting in place the goals and roadmaps that will lead our company into the 21st century.

In our annual report a year ago, we described how the digital revolution is changing the way people live, learn, and work. If anything, the pace of that revolution



1995 ANNUAL REPORT                    3        TEXAS INSTRUMENTS INCORPORATED
                                               AND SUBSIDIARIES
accelerated in 1995. During the year, we worked to identify the longer term market environment, the core competencies required to meet our customers' needs, and the principles that will guide our behavior as we work toward our goals. Out of this strategy process, we established a new goal for Texas
Instruments:  World Leadership in Digital Solutions for the Networked Society.

- - World leadership, because the markets we serve are global. Our customers and suppliers, the end users of our products, our employees, and even our stockholders are in all parts of the world, and we must maintain a deep appreciation of the world's different cultures to succeed.

   Our goal of world leadership is not limited to our products; we also recognize that as one of the world's leading technology companies, we share responsibility for championing a global economic and political environment in which the networked society can flourish.

- - Digital solutions describes both our products and services, and our relationship with our customers. TI's products and services are based on the collection, processing, transmission, and display of digital information. We work in partnership with customers and suppliers to create solutions that make it easy for people to connect with each other and with information.

- - Our customers and the end users of our products are part of a growing worldwide networked society, in which hardware, software, networks, and services are connecting people and information in unprecedented ways.

Why a new set of goals and strategies now? First, although TI's financial performance has improved substantially in the last three years, we believe that we have only begun to tap TI's true potential. We believe that the successful execution of our new strategy will lead to financial performance that better reflects our capabilities and the growth of our markets. Second, we bring unique strengths to dynamic and growing markets. We have a strong position in technologies that are the fundamental enablers of the networked society, including semiconductors, signal processing, mobile computing, wireless communications, networking, and digital imaging.

As we achieve this new goal, we will be a fundamentally stronger company than the TI of today.



TEXAS INSTRUMENTS INCORPORATED         4                  1995 ANNUAL REPORT
AND SUBSIDIARIES

We will be one company, with multiple businesses focused on a common objective. We will make the most of TI's strengths across the company, and we will allocate resources based on our ability to compete and win at the company level. We will focus on businesses that expand TI's core competencies in microelectronics, signal processing and software, in markets where we have the clear opportunity to be recognized among the industry leaders.

We will develop a superior marketing culture. The essence of this culture is innovation driven by market foresight - a commitment to go beyond giving customers what they want, in order to build entirely new markets around a deep understanding of end users' current and future needs.

TI's most successful businesses couple market foresight with our technology strengths to provide unique solutions. These include digital signal processing solutions in high-speed modems, high-speed disk drives, and wireless communications; precision guidance and night-vision technologies for defense systems; and instructional calculators for the education market. The common denominator in these successes has been high market share and above-average returns. We will build future business strategies on this model.

We will focus on high-growth markets. Over the past three decades, the world semiconductor market has grown at an average rate of about 15 percent per year. The semiconductor content of electronic end equipment is increasing rapidly, and new semiconductor markets rapidly emerging in Asia will rival in size the markets of Japan and the United States in the next decade. Because of these factors, we believe that the world semiconductor market will grow at an average rate of 20 percent or more per year for the remainder of the decade, including 1996. In the near term, TI will be affected by inventory corrections and pricing pressure in certain areas of the semiconductor market.

We will invest to win. To accelerate the company's future growth, TI plans to increase capital expenditures in 1996 to about $2.5 billion, up significantly from $1.4 billion in 1995. TI research and development will be increased in 1996 to about $1.1 billion to support targeted opportunities in digital signal processing solutions, advanced memory



1995 ANNUAL REPORT                     5        TEXAS INSTRUMENTS INCORPORATED
                                                AND SUBSIDIARIES

[Picture of students from Gunter High School in North Texas describing to (left to right) Jerry Junkins, Pat Weber and Bill Mitchell their first-place winning entry in a TI-sponsored program, the Texas BEST (Boosting Engineering, Science and Technology) competition, where students use hardware and electronic parts to create remote-controlled robots. Sponsorship of the program is part of TI's commitment to quality education.]

and microprocessors, digital imaging technology, and wireless transmission of video, voice and data.

Summary and outlook. For the last three years, the world semiconductor market has grown at an average annual rate of more than 30 percent. Although we appear to be entering a period of slower semiconductor industry growth in the short term, we intend to step up our investments to strengthen TI's long-term position and to build on the gains we've made during the last three years.

Our progress has provided a solid foundation. But with all that we have achieved in the past, the most exciting part of TI's story is still ahead. The networked society offers boundless opportunities for our technology and our creativity. TI's core competencies and technologies play right at the heart of the digital revolution. We are in an industry that has the opportunity to grow faster in the next decade than it has in its previous 30-year history. And TI is better positioned in products and technologies, in our global presence, and in our commitment to customers than ever before.

We would like to thank all TI people around the world, whose individual and collective efforts produced outstanding results in 1995 and laid a strong foundation for the future. Without question, TI owes its success to the thousands of TI people who are making the networked society come to life. This is why we will continue to develop our skills, ensure that we have the best tools to do the job, develop our leadership, and make the most of our teams. Every day matters as we work toward World Leadership in Digital Solutions for the Networked Society.


/s/ Jerry R. Junkins         /s/ William B. Mitchell     /s/ William P. Weber
Jerry R. Junkins             William B. Mitchell         William P. Weber
Chairman, President and      Vice Chairman               Vice Chairman
Chief Executive Officer

David R. Goode, Chairman, President and Chief Executive Officer of Norfolk Southern Corporation, has been elected a director of Texas Instruments.

- ------------------------------------------------------------------------------

We were profoundly saddened by the death on September 1, 1995, of TI founder
J. Erik Jonsson. Erik served TI and its predecessor company, Geophysical Service, for more than 50 years as president, chairman, honorary director, and member of the Board Advisory Council.

Erik was a man of great vision. He embodied the strong ethical and business principles on which TI is based. He will be remembered for his integrity, his gentle nature, his wisdom, and his generosity in business, civic, cultural, educational, and humanitarian endeavors.


1995 ANNUAL REPORT                    7        TEXAS INSTRUMENTS INCORPORATED
                                               AND SUBSIDIARIES

Summary of Selected Financial Data

Years ended December 31                       1995       1994       1993       1992       1991
- ----------------------------------------------------------------------------------------------
  Millions of Dollars

  Net revenues..........................  $ 13,128   $ 10,315   $  8,523   $  7,440   $  6,784
  Operating costs and expenses..........    11,534      9,232      7,795      7,020      7,033
                                          ----------------------------------------------------

  Profit (loss) from operations.........     1,594      1,083        728        420       (249)
  Other income (expense) net............        73          4         15          -        (14)
  Interest on loans.....................        48         45         47         51         41
                                          ----------------------------------------------------

  Income (loss) before provision for
    income taxes and cumulative effect
    of accounting changes...............     1,619      1,042        696        369       (304)
  Provision for income taxes............       531        351        220        122        105
                                          ----------------------------------------------------

  Income (loss) before cumulative
    effect of accounting changes........     1,088        691        476        247       (409)
  Cumulative effect of accounting
    changes.............................         -          -         (4)         -          -
                                          ----------------------------------------------------
  Net income (loss).....................  $  1,088   $    691   $    472   $    247   $   (409)
                                          ====================================================

- ----------------------------------------------------------------------------------------------

  Earnings (loss) per common and
  common equivalent share:
    Income (loss) before cumulative
      effect of accounting changes......  $   5.63   $   3.63   $   2.54   $   1.25   $  (2.70)
    Cumulative effect of accounting
      changes...........................         -          -      (0.03)         -          -
                                          ----------------------------------------------------

    Net income (loss)...................  $   5.63   $   3.63   $   2.51   $   1.25   $  (2.70)
                                          ====================================================

  Dividends declared per common share...  $    .64   $    .47   $    .36   $    .36   $    .36

- ----------------------------------------------------------------------------------------------

  Average common and common equivalent
    shares outstanding during year,
    in thousands........................   193,631    190,855    187,211    170,621    163,941

- ----------------------------------------------------------------------------------------------

As of December 31                             1995       1994       1993       1992       1991
- ----------------------------------------------------------------------------------------------
  Millions of Dollars

  Working capital.......................  $  2,330   $  1,818   $  1,313   $    961   $    813
  Property, plant and equipment (net)...     3,187      2,568      2,203      2,133      2,354
  Total assets..........................     9,215      6,989      5,993      5,185      5,009
  Long-term debt........................       804        808        694        909        896
  Stockholders' equity..................     4,095      3,039      2,315      1,947      1,955
- ----------------------------------------------------------------------------------------------

  Employees.............................    59,574     56,333     59,048     60,577     62,939
  Stockholders of record................    30,034     28,740     29,129     31,479     35,162

See Notes to Financial Statements and Management Discussion and Analysis of
Financial Condition and Results of Operations.




1995 ANNUAL REPORT                    21        TEXAS INSTRUMENTS INCORPORATED
                                                AND SUBSIDIARIES

Management Discussion and Analysis of Financial Condition and Results of Operations

The management discussion and analysis of the company's financial condition and results of operations consists of the letter to stockholders set forth on pages 3 through 7 of this report and the following additional information:

                                              Change in           Change in
                                                 orders        net revenues
   Segment                                1995 vs. 1994       1995 vs. 1994
   ------------------------------------------------------------------------
   Components...........................           +45%                +39%
   Defense Systems & Electronics........           - 2%                + 1%
   Digital Products.....................           +14%                +11%
   ------------------------------------------------------------------------
     Total..............................           +32%                +27%

1995 Results of Operations Compared with 1994

TI's orders for 1995 were $13.7 billion, up 32 percent from $10.4 billion in 1994. Significantly higher semiconductor orders in the components segment were the primary contributor to the change.

TI's net revenues for 1995 were $13.1 billion, up 27 percent from $10.3 billion in 1994. The increase was due primarily to higher semiconductor revenues in the components segment, resulting from increased shipments and new products. Demand was particularly strong for digital signal processors, mixed-signal products and memory. Profit from operations was $1594 million, up 47 percent from $1083 million in 1994. Higher semiconductor operating profits accounted for much of the increase; higher royalties also contributed. Results for 1995 include a profit sharing accrual of $324 million compared with $175 million accrued in 1994. Results for 1994 included $132 million in pretax restructuring and divestiture charges taken in the first quarter.

Net income for the year was $1088 million, compared with $691 million in 1994, an increase of 57 percent. Earnings per share, after the effect of the two-for-one stock split announced June 15, 1995, were $5.63, versus $3.63 for 1994. Consistent with its goal of increasing shareholder value, TI posted a return on invested capital (ROIC) of 24.8 percent, up from 19.5 percent in 1994.

Results for 1995 include significantly higher royalty revenues.

TI's backlog of unfilled orders as of December 31, 1995, was $4528 million, up $615 million from the end of 1994, due to an increase in semiconductor backlog.

TI R&D was $927 million for 1995 compared with $689 million in 1994. Capital expenditures were $1439 million in 1995, compared with $1076 million in 1994.

To accelerate the company's future growth, TI plans to increase capital expenditures in 1996 to about $2.5 billion, and R&D will be increased in 1996 to about $1.1 billion to support targeted opportunities in digital signal processing solutions, advanced memory and microprocessors, digital imaging technology, and wireless transmission of video, voice and data.

Depreciation for 1995 was $756 million, compared with $665 million in 1994. Depreciation in 1996 is expected to be about $1 billion.

Components Segment: Orders in the components segment were up 45 percent for the year, and revenues up 39 percent from 1994, with particular strength in semiconductors, which grew faster than the segment. Components segment profits were up 66 percent, primarily due to improved semiconductor manufacturing productivity and higher royalties.

Semiconductor orders in the fourth quarter of 1995 were up strongly from a year ago, but down slightly from the prior

[Net Revenues Graph showing $13.1 billion in net revenues in 1995, $10.3 billion in net revenues in 1994, and $8.5 billion in net revenues in 1993. Includes a caption which reads as follows: "Net revenues increased 27% in 1995 and 21% in 1994. The increase in 1995 was due primarily to higher semiconductor revenues in the components segment."]

[Profit from Operations Graph showing $1,594 million of profit from operations in 1995, $1,083 million of profit from operations in 1994, and $728 million of profit from operations in 1993. Includes a caption which reads as follows:
"Profit from operations increased 47% in 1995 and 49% in 1994. Higher semiconductor profits accounted for much of the increase; higher royalties also contributed."]



TEXAS INSTRUMENTS INCORPORATED        22                 1995 ANNUAL REPORT
AND SUBSIDIARIES
quarter, reflecting some buildup in customer inventories of semiconductors and pricing pressures, particularly for dynamic random access memories (DRAMs) and standard logic products. Semiconductor revenues reached record levels for the year, primarily due to growth in memory and application specific products. Profits, up substantially in 1995 over 1994, also reached record levels. Semiconductor operating margins improved in 1995, primarily due to increased manufacturing productivity.

In the near term, TI will be affected by inventory corrections and pricing pressures in certain areas of the semiconductor market. The company's DRAM joint ventures, which produce about 75 percent of the DRAMs marketed by TI, will help reduce the volatility of these market conditions on TI. However, costs associated with new semiconductor wafer fabrication facilities will impact the first half of 1996, with little incremental revenue to offset these costs until the second half of the year. TI believes that industry demand for memory will continue to experience solid growth in 1996, despite near-term inventory corrections and price declines.

Over the past three decades, the world semiconductor market has grown at an average rate of about 15 percent per year. The semiconductor content of electronic end equipment is increasing rapidly, and new semiconductor markets are rapidly emerging in Asia that will rival the size of major markets like Japan and the U.S. in the next decade. Because of these factors, TI believes the world semiconductor market will grow on average 20 percent or more per year, including 1996.

Defense Systems & Electronics Segment: In TI's defense systems and electronics segment, 1995 orders, revenues and margins were essentially flat with 1994.

For 1995, increased shipments of Paveway weapons and emerging programs more than offset reduced shipments of HARM missiles. Success in 1995 lays the foundation for moderate growth for this business in the future.

During 1995, TI completed three small defense acquisitions that will strengthen the company's capabilities in mission planning, logistics management and digital battlefield technologies.

Digital Products Segment: Orders in TI's digital products segment were up 14 percent in 1995, and revenues up 11 percent, compared with 1994. The segment operated at a loss during the year, due to increased marketing expenses and intense price competition in notebook computers, as well as continued investments and new product development in communications and electronic systems, and in the software business.

TI significantly increased marketing investments in the notebook computer business to increase brand awareness and aggressively communicate a strategic shift that emphasizes mobility and connectivity in the networked society. These investments, coupled with intense price competition, caused the business to operate at a loss for the year. The high levels of marketing investment and new product development necessary to improve the competitiveness of this business are expected to constrain its near-term financial performance. TI software also operated at a loss for the year.

[1995 Segment Net Revenues Pie Chart showing that 72% or $9,480 million of 1995 net revenues were from the components segment, 13% or $1,740 million of 1995 net revenues were from the defense systems & electronics segment, 14% or $1,852 million of 1995 net revenues were from the digital products segment, and 1% or $183 million of 1995 net revenues were from the metallurgical materials segment. Includes a caption which reads as follows: "Record semiconductor revenues within the components segment were due primarily to growth in memory and application specific products."]

[Capital Expenditures Graph showing $1,439 million of capital expenditures in 1995, $1,076 million of capital expenditures in 1994, and $730 million of capital expenditures in 1993. Includes a caption which reads as follows: "To accelerate the company's future growth, TI plans to increase capital expenditures in 1996 to about $2.5 billion, up significantly from $1.4 billion in 1995."]



1995 ANNUAL REPORT                    23       TEXAS INSTRUMENTS INCORPORATED
                                               AND SUBSIDIARIES

Management Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Subsequent to year-end 1995, the company reached an agreement to sell substantially all of its custom manufacturing services business.

Intellectual Property: TI previously reported that most of the company's semiconductor patent-license agreements would expire at the end of 1995 or early in 1996. Remaining licenses, which have expiration dates ranging from 1998 to 2001, will provide ongoing royalties, and TI continues to expect a significant ongoing stream of royalty revenue throughout the remainder of the decade.

As previously announced, four licenses expired at the end of 1995. TI does not accrue royalties in the absence of agreements. Accrued royalty revenue from these licenses contributed about $108 million to revenues in the fourth quarter of 1995, principally attributable to Samsung Electronics Co., Ltd. of Korea. These licenses, except for the license with Fujitsu Limited of Japan, have not yet been renewed. The new license with Fujitsu runs until the end of 2005 and, like the expired license, excludes TI's Kilby patent. Annual payments to TI under the new license will be substantially greater than the annual payments under the prior license. Payments from Fujitsu do not represent a significant portion of TI's total royalty revenue.

Additionally, several licenses will expire at the end of the first quarter of 1996. Royalty revenue from these licenses was about $40 million in the fourth quarter of 1995. The expiration of these licenses will have no effect on first quarter 1996 royalty revenue.

Negotiations continue for renewal of expired and expiring licenses. Also, the company will continue negotiations with computer manufacturers in an effort to reach additional computer systems licenses. However, these negotiations by their nature are not predictable as to outcome or timing.

As previously announced, following extensive negotiations with Samsung and the expiration of its license, TI filed suit against Samsung and its two U.S. subsidiaries, charging them with patent infringement. In addition to unspecified monetary damages, TI is asking the court to issue a permanent injunction barring Samsung from using TI's patents. The litigation was filed in the Federal District Court for the Eastern District of Texas, Marshall Division, alleging violation of several patents involved in the manufacture of semiconductor devices, including DRAMs.

Samsung has filed suit against TI in the Federal District Court for the Northern District of Texas, Dallas Division, alleging that TI infringes several Samsung patents, seeking declaratory judgment that several TI patents are invalid or not infringed, and alleging unfair trade practice in TI's licensing policy. Separately, TI and Samsung have filed complaints with the International Trade Commission.

Also as previously reported, in 1994, the district court in Tokyo ruled that Fujitsu's production of 1-megabit and 4-megabit DRAMs and 32K EPROMs does not infringe the company's Kilby patent. The company has appealed the court's decision to the Tokyo High Court. The decision should not have any significant effect on existing licenses. As in prior years, TI's negotiations for renewal of expired and expiring licenses are dependent on the strength of the company's entire patent portfolio and not any single patent.

[Research and Development Expense Graph showing $927 million in research and development expense in 1995, $689 million in research and development expense in 1994, and $590 million in research and development expense in 1993. Includes a caption which reads as follows: "R&D will be increased in 1996 to about $1.1 billion to support targeted opportunities, such as digital signal processing solutions and digital imaging technology."]

[Debt-to-Total-Capital Ratio Graph showing a .17 debt-to-total-capital ratio for 1995, a .21 debt-to-total-capital ratio for 1994, and a .28 debt-to-total-capital ratio for 1993. Includes a caption which reads as follows: "Despite an aggressive capital expenditure program, TI's financial condition remains strong as reflected in its debt-to-total-capital ratio."]



TEXAS INSTRUMENTS INCORPORATED        24               1995 ANNUAL REPORT
AND SUBSIDIARIES

Financial Condition: TI's financial condition remains strong. Cash flow from operating activities net of additions to property, plant and equipment was a positive $228 million for year 1995. During the year, cash and cash equivalents plus short-term investments increased by $263 million to $1553 million. In January 1995 the company reduced to zero (from $125 million) the outstanding balance of its asset securitization agreement, and terminated this agreement effective January 30, 1995. TI's year-end 1995 debt-to-total-capital ratio of .17 is down .04 from the year-end 1994 value.

Unused authorizations for future capital expenditures were $1654 million at December 31, 1995. TI plans to raise capital expenditures in 1996 to about $2.5 billion, up from $1.4 billion in 1995. The company is considering various debt financing alternatives in addition to existing cash balances as sources of funding for these expenditures. In this regard, on February 2, 1996, the company issued $300 million of 6.125 percent notes due 2006.

The company maintains unused lines of credit to support commercial paper borrowing and to provide additional liquidity. Unused lines of credit were approximately $538 million at December 31, 1995. Of this amount, $440 million was available to support commercial paper borrowing.

The company believes that its financial condition provides the foundation for continued support of the programs essential to TI's future.

1994 Results of Operations Compared with 1993

TI's orders for 1994 were $10.4 billion, up 21 percent from $8.6 billion in 1993. Significantly higher semiconductor orders in the components segment were the primary contributor to the change. Defense systems and electronics orders increased due primarily to the timing of orders.

TI's net revenues for 1994 were $10.3 billion, up 21 percent from $8.5 billion in 1993. The increase was due primarily to higher semiconductor revenues in the components segment, resulting from increased shipments and new products. Profit from operations was $1083 million in 1994, up 49 percent from $728 million in 1993. Higher semiconductor operating profits accounted for much of the increase; higher royalties also contributed. Results for 1994 included a profit-sharing accrual of $175 million compared with $83 million accrued in 1993.

Net income for the year was $691 million, compared with $472 million for 1993.

Results for the year included one-time royalty revenues of $73 million, compared with $90 million in 1993. Results also included $132 million in pretax restructuring and divestiture charges taken in the first quarter of 1994, compared with $23 million in pretax consolidation charges taken in the fourth quarter of 1993.

The income tax provision for 1994 was for U.S. and non-U.S. taxes. Non-U.S. taxes included a benefit from tax loss carry forward utilization reduced by certain non-U.S. taxes and losses for which no benefit was recognized. TI's income tax rate for the year was 33.7 percent. For 1993, the provision was net of an increase in deferred tax assets for the effect of the increase in the U.S. statutory rate.

TI's backlog of unfilled orders as of December 31, 1994, was $3913 million, up $108 million from the end of 1993, due to increases in semiconductor backlog.

TI R&D was $689 million for 1994, compared with $590 million for 1993. Customer-funded R&D was $356 million in 1994, compared with $391 million in 1993.

Capital expenditures were $1076 million in 1994, compared with $730 million in 1993.

Depreciation for 1994 was $665 million, compared with $617 million in 1993.

Components Segment: Orders in the components segment were up 27 percent for the year, and revenues up 33 percent, from 1993. Components segment profit increased substantially, primarily because of improved semiconductor manufacturing productivity and higher royalties.

Defense Systems and Electronics Segment: In TI's defense systems and electronics segment, 1994 orders were up 11 percent from 1993 due to timing of orders. Revenues were down 7 percent from 1993, primarily because of reduced shipments of mature production programs. Margins for the year were essentially flat with 1993.

Digital Products Segment: Orders in TI's digital products segment were up 10 percent in 1994, and revenues up 14 percent, compared with 1993. The segment operated at a profit for the year, with royalty revenues and profits from the personal productivity products business more than offsetting the divestiture charges taken in the first quarter of 1994.

Intellectual Property: During 1994, TI reached new semiconductor patent-license agreements with Micron Technology Inc. and GoldStar Electron Co., Ltd.

1995 ANNUAL REPORT                    25       TEXAS INSTRUMENTS INCORPORATED
                                               AND SUBSIDIARIES

Consolidated Financial Statements
(In millions of dollars, except per-share amounts)

                                                           For the years ended December 31
                                                           -------------------------------
Income                                                        1995        1994        1993
- ------------------------------------------------------------------------------------------
  Net revenues...........................................  $13,128     $10,315      $8,523
                                                           -------------------------------
  Operating costs and expenses:
    Cost of revenues.....................................    9,318       7,471       6,274
    Marketing, general and administrative................    1,707       1,393       1,247
    Employees' retirement and profit sharing plans.......      509         368         274
                                                           -------------------------------
      Total..............................................   11,534       9,232       7,795
                                                           -------------------------------
  Profit from operations.................................    1,594       1,083         728
  Other income (expense) net.............................       73           4          15
  Interest on loans......................................       48          45          47
                                                           -------------------------------
  Income before provision for income taxes and
    cumulative effect of accounting changes..............    1,619       1,042         696
  Provision for income taxes.............................      531         351         220
                                                           -------------------------------
  Income before cumulative effect of accounting changes..    1,088         691         476
  Cumulative effect of accounting changes................       -           -           (4)
                                                           -------------------------------
  Net income.............................................  $ 1,088     $   691      $  472
                                                           ===============================
  Earnings per common and common equivalent share:
    Income before cumulative effect of accounting
      changes............................................  $  5.63     $  3.63      $ 2.54
    Cumulative effect of accounting changes..............        -           -       (0.03)
                                                           -------------------------------
    Net income...........................................  $  5.63     $  3.63      $ 2.51
                                                           ===============================

See accompanying notes.


TEXAS INSTRUMENTS INCORPORATED        26              1995 ANNUAL REPORT
AND SUBSIDIARIES

                                                                             December 31
                                                                           --------------
Balance Sheet                                                                1995    1994
- -----------------------------------------------------------------------------------------
Assets
  Current assets:
    Cash and cash equivalents............................................  $1,364  $  760
    Short-term investments...............................................     189     530
    Accounts receivable, less allowance for losses of
      $45 million in 1995 and $37 million in 1994........................   2,320   1,442
    Inventories (net of progress billings)...............................   1,135     882
    Prepaid expenses.....................................................      57      66
    Deferred income taxes................................................     453     337
                                                                           --------------
      Total current assets...............................................   5,518   4,017
                                                                           --------------
  Property, plant and equipment at cost..................................   5,631   4,895
    Less accumulated depreciation........................................  (2,444) (2,327)
                                                                           --------------
      Property, plant and equipment (net)................................   3,187   2,568
                                                                           --------------
  Deferred income taxes..................................................     229     243
  Other assets...........................................................     281     161
                                                                           --------------
  Total assets...........................................................  $9,215  $6,989
                                                                           ==============

Liabilities and Stockholders' Equity
  Current liabilities:
    Loans payable and current portion long-term debt.....................  $   27  $   12
    Accounts payable and accrued expenses................................   2,573   1,877
    Income taxes payable.................................................     170      56
    Accrued retirement and profit sharing contributions..................     418     254
                                                                           --------------
      Total current liabilities..........................................   3,188   2,199
                                                                           --------------
  Long-term debt.........................................................     804     808
  Accrued retirement costs...............................................     801     740
  Deferred credits and other liabilities.................................     327     203

  Stockholders' equity:
    Preferred stock, $25 par value.  Authorized - 10,000,000 shares.
      Participating cumulative preferred.  None issued...................       -       -
    Common stock, $1 par value.  Authorized - 300,000,000 shares.
      Shares issued:  1995 - 189,526,939; 1994 - 92,786,992..............     190      93
    Paid-in capital......................................................   1,081   1,041
    Retained earnings....................................................   2,881   1,912
    Less treasury common stock at cost.
      Shares:  1995 - 138,129; 1994 - 104,170............................     (12)     (6)
    Other................................................................     (45)     (1)
                                                                           --------------
      Total stockholders' equity.........................................   4,095   3,039
                                                                           --------------
Total liabilities and stockholders' equity...............................  $9,215  $6,989
                                                                           ==============

See accompanying notes.



1995 ANNUAL REPORT                    27      TEXAS INSTRUMENTS INCORPORATED
                                              AND SUBSIDIARIES

Consolidated Financial Statements
(In millions of dollars, except per-share amounts)

                                                         For the years ended December 31
                                                         -------------------------------
Cash Flows                                                     1995       1994      1993
- ----------------------------------------------------------------------------------------
  Cash flows from operating activities:
    Net income before cumulative effect of accounting
      changes..............................................  $1,088     $  691    $  476
    Depreciation...........................................     756        665       617
    Deferred income taxes..................................     (46)       (12)      (59)
    Net currency exchange losses...........................       6          3         4
    (Increase) decrease in working capital (excluding
       cash and cash equivalents, short-term investments,
       deferred income taxes, and loans payable and
       current portion long-term debt):
          Accounts receivable..............................    (870)      (197)     (258)
          Inventories......................................    (253)       (60)      (88)
          Prepaid expenses.................................       9         (9)       (3)
          Accounts payable and accrued expenses............     677        330        37
          Income taxes payable.............................     112        (67)       27
          Accrued retirement and profit sharing
            contributions..................................     171        111        94
    Increase (decrease) in noncurrent accrued retirement
       costs...............................................      (2)        (8)       21
    Other..................................................      19         85        66
                                                             ---------------------------
  Net cash provided by operating activities................   1,667      1,532       934

  Cash flows from investing activities:
    Additions to property, plant and equipment.............  (1,439)    (1,076)     (730)
    Purchases of short-term investments....................    (733)      (779)     (616)
    Sales and maturities of short-term investments.........   1,076        732       635
                                                             ---------------------------
  Net cash used in investing activities....................  (1,096)    (1,123)     (711)

  Cash flows from financing activities:
    Additions to loans payable.............................      12         40        35
    Payments on loans payable..............................       -        (41)      (72)
    Additions to long-term debt............................      24          1        14
    Payments on long-term debt.............................     (12)       (88)      (15)
    Redemptions of auction-rate preferred stock............       -          -      (150)
    Dividends paid on common and preferred stock...........    (111)       (79)      (86)
    Sales and other common stock transactions..............     111        110       100
    Other..................................................      (1)        (2)        6
                                                             ---------------------------
  Net cash provided by (used in) financing activities......      23        (59)     (168)

  Effect of exchange rate changes on cash..................      10          6        (7)
                                                             ---------------------------
  Net increase in cash and cash equivalents................     604        356        48

  Cash and cash equivalents at beginning of year...........     760        404       356
                                                              --------------------------
  Cash and cash equivalents at end of year.................  $1,364     $  760    $  404
                                                             ===========================

See accompanying notes.



TEXAS INSTRUMENTS INCORPORATED        28            1995 ANNUAL REPORT
AND SUBSIDIARIES

                                     Market
                                    Auction/
                                     Money     Series A
                                     Market   Conversion                             Treasury
                                   Preferred  Preferred   Common  Paid-In  Retained   Common
Stockholders' Equity                 Stock      Stock     Stock   Capital  Earnings   Stock     Other
- ------------------------------------------------------------------------------------------------------
Balance, December 31, 1992......... $  150    $   69      $   83   $  770    $  916    $  (4)  $   (37)

1993
- ----
  Net income.......................                                             472
  Dividends declared on:
    Market auction preferred stock.                                              (2)
    Money market preferred stock...                                              (2)
    Series A conversion preferred
      stock ($5.45 per share)......                                             (14)
    Common stock ($.36 per share)..                                             (63)
  Redemptions of auction-rate
    preferred stock................   (150)
  Redemptions of Series A
    conversion preferred stock.....              (69)          6       63
  Common stock issued:
    To profit sharing trusts.......                                    13
    On exercise of stock options...                            2       67                  2
  Other stock transactions, net....                                    19                 (3)
  Pension liability adjustment.....                                                                 27
                                    ------------------------------------------------------------------
Balance, December 31, 1993.........      -         -          91      932     1,307       (5)      (10)

1994
- ----
  Net income.......................                                             691
    Dividends declared on common
      stock ($.47 per share).......                                             (86)
    Common stock issued:
      To profit sharing trusts.....                                    31
      On exercise of stock options.                            2       60                  3
    Other stock transactions, net..                                    18                 (4)
    Pension liability adjustment...                                                                 10
    Cash investments adjustment....                                                                 (1)
                                    ------------------------------------------------------------------
Balance, December 31, 1994.........      -         -          93    1,041     1,912       (6)       (1)

1995
- ----
  Net income.......................                                           1,088
  Dividends declared on common
    stock ($.64 per share).........                                            (119)
  Two-for-one common stock split...                           94      (94)
  Common stock issued:
    On exercise of stock options...                            3       81                  6
    On conversion of debentures....                                    20
  Other stock transactions, net....                                    33                (12)
  Pension liability adjustment.....                                                                (45)
  Cash investments adjustment......                                                                  1
                                    ------------------------------------------------------------------
Balance, December 31, 1995......... $  -        $  -      $  190   $1,081    $2,881    $ (12)    $ (45)
                                    ==================================================================
See accompanying notes.



1995 ANNUAL REPORT                    29       TEXAS INSTRUMENTS INCORPORATED
                                               AND SUBSIDIARIES

Notes to Financial Statements Accounting Policies and Practices
- ------------------------------------------------------------------------------

Effective January 1, 1994, the company adopted SFAS No. 115, which required that cash equivalent and short-term investment debt securities be stated at fair value, instead of the lower of cost or fair value. This adoption had no material effect on the company's financial statements. Effective
January 1, 1993, the company adopted SFAS No. 106, which required the accrual of expected retiree health care benefit costs during the employees' working careers, and SFAS No. 109, which required increased recording of deferred income tax assets. This resulted in a 1993 charge of $294 million ($1.57 per share) for SFAS No. 106 and a credit of $290 million ($1.54 per share) for SFAS No. 109, for the cumulative effect of the accounting changes.

The consolidated financial statements include the accounts of all subsidiaries. The preparation of financial statements requires the use of estimates from which final results may vary. Intercompany balances and transactions have been eliminated. The U.S. dollar is the functional currency for financial reporting. With regard to accounts recorded in currencies other than U.S. dollars, current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at year end. Inventories, property, plant and equipment and depreciation thereon are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate month-end rate of exchange. Net currency exchange gains and losses from remeasurement and forward currency exchange contracts to hedge net balance sheet exposures are charged or credited on a current basis to other income (expense) net. Gains and losses from forward currency exchange contracts and interest rate swaps to hedge specific transactions are included in the measurement of the related transactions.

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

Advertising costs are expensed as incurred. Advertising expense was $133 million and $88 million in 1995 and 1994.

Earnings per common and common equivalent share are based on average common and common equivalent shares outstanding (193,630,826 shares, 190,854,565 shares and 187,210,960 shares for 1995, 1994 and 1993). Shares issuable upon exercise of dilutive stock options and upon conversion of dilutive convertible debentures and, for 1993, conversion preferred stock are included in average common and common equivalent shares outstanding. In computing per-share earnings, net income is reduced by $20 million in 1993 for dividends accrued on preferred stock, and increased by $2 million in 1995 and 1994, and $19 million in 1993 for interest (net of tax and profit sharing effect) and dividends on the convertible debentures and conversion preferred stock considered dilutive common stock equivalents. Share amounts have been retroactively adjusted for the two-for-one stock split in 1995.

Cash Equivalents and Short-Term Investments
- ------------------------------------------------------------------------------

Debt securities with original maturities within three months are considered cash equivalents. Debt securities with original maturities beyond three months have remaining maturities within 13 months and are considered short-term investments. These cash equivalent and short-term investment debt securities are available for sale and stated at fair value, which approximates their specific amortized cost. Adjustments to fair value are recorded as an increase or decrease in stockholders' equity. At December 31, 1994, this adjustment was a decrease of $1 million. As of December 31, 1995, these debt securities consisted primarily of the following types: U.S. government ($205 million), corporate ($667 million), and asset-backed commercial paper ($405 million). At December 31, 1994, these debt securities consisted primarily of the following types: U.S. government ($217 million), U.S. state and municipalities ($187 million), corporate ($434 million), and asset-backed commercial paper ($154 million). Gross realized and unrealized gains and losses for each of these security types were immaterial in 1995 and 1994. Proceeds from sales of these cash equivalent and short-term investment debt securities in 1995 and 1994 were $190 million and $75 million.

Inventories
- ------------------------------------------------------------------------------

                                                        Millions of Dollars
                                                        -------------------
                                                           1995      1994
                                                        -------------------
Raw materials and purchased parts.....................   $  299    $  237
Work in process.......................................      607       553
Finished goods........................................      434       318
                                                        -------------------
Inventories before progress billings..................    1,340     1,108
Less progress billings................................     (205)     (226)
                                                        -------------------
Inventories (net of progress billings)................   $1,135    $  882
                                                        ===================

Approximately 26% and 31% of the December 31, 1995 and 1994 inventories before progress billings related to long-term contracts.

Inventories related to long-term contracts are stated at actual production costs, including manufacturing overhead and special tooling and engineering costs, reduced by amounts identified with revenues recognized on units delivered or with progress completed. Such inventories are reduced by charging any amounts in excess of estimated realizable value to cost of revenues. The costs attributed to units delivered under long-term contracts are based on the esti-



TEXAS INSTRUMENTS INCORPORATED        30              1995 ANNUAL REPORT
AND SUBSIDIARIES
mated average cost of all units to be produced under existing contracts and are determined under the learning curve concept, which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. Production costs included in inventories in excess of the estimated cost of in-process inventories (on the basis of estimated average cost of all units to be produced) were not material.

To secure access to additional semiconductor plant capacity, TI participates in several joint ventures formed to construct and operate semiconductor manufacturing facilities. Upon formation of the ventures TI contributed technology and cash to acquire minority interests and entered into long-term inventory purchase commitments with each joint venture. Under the agreements, TI purchases the output of the ventures at prices based upon percentage discounts from TI's average selling prices. Certain co-venturers have the right to buy a portion of the output from TI. Under the ventures' financing arrangements, the venturers have provided certain debt and other guarantees. At December 31, 1995 and 1994, TI was contingently liable for an aggregate of $40 million and $46 million of such guarantees. Inventory purchases from the ventures aggregated $1,779 million in 1995, $908 million in 1994 and $356 million in 1993. Receivables from and payables to the ventures were $25 million and $223 million at December 31, 1995, and $1 million and $94 million at December 31, 1994.

The purpose of the joint ventures is to provide semiconductor output for TI and other co-venturers. As a result, TI expects to recover its cost of the ventures through sale of the semiconductor output, and is amortizing its cost of the ventures over the expected initial output period of 3 to 5 years, and recognizing its share of any cumulative venture net losses in excess of amortization. The related expense charged to operations was $15 million in 1995, $15 million in 1994 and $27 million in 1993.

Property, Plant and Equipment at Cost
- ---------------------------------------------------------------------------

                                                        Millions of Dollars
                                                        -------------------
                                    Depreciable Lives      1995        1994
                                    ---------------------------------------
Land..............................                       $   76      $   82
Buildings and improvements........      5-40 years        1,969       1,777
Machinery and equipment...........      3-10 years        3,586       3,036
                                                         ------------------
Total.............................                       $5,631      $4,895
                                                         ==================

Authorizations for property, plant and equipment expenditures in future years were approximately $1,654 million at December 31, 1995 and $816 million at December 31, 1994.

Accounts Payable and Accrued Expenses
- ---------------------------------------------------------------------------

                                                        Millions of Dollars
                                                        -------------------
                                                           1995        1994
                                                        -------------------
Accounts payable.......................................  $1,110      $  678
Advance payments from commercial and defense
  contract customers...................................     210         205
Accrued salaries, wages, severance and vacation pay....     424         367
Other accrued expenses and liabilities.................     829         627
                                                        -------------------
Total..................................................  $2,573      $1,877
                                                        ===================

Long-Term Debt and Lines of Credit
- ---------------------------------------------------------------------------

                                                        Millions of Dollars
                                                        -------------------
                                                           1995        1994
                                                        -------------------
2.75% convertible subordinated debentures due 2002.....  $  103      $  124
9.0% notes due 1999....................................     150         150
9.0% notes due 2001....................................     150         150
9.25% notes due 2003...................................     150         150
8.75% notes due 2007...................................     150         150
3.98% to 6.10% Italian lira mortgage notes
  (38% swapped for 1.60% U.S. dollar obligation).......     104          87
Other..................................................      10           9
                                                        -------------------
                                                            817         820
Less current portion long-term debt....................      13          12
                                                        -------------------
Long-term debt.........................................  $  804      $  808
                                                        ===================

The convertible subordinated debentures may be redeemed at the company's option at specified prices. The debentures are convertible at the holder's option into an aggregate 2,493,031 shares of TI common stock at a common stock conversion price of $41.4375 per share.

A portion of the coupon rates for the notes due 1999, 2001, 2003 and 2007 have been swapped for commercial-paper-based or LIBOR-based variable rates through April 1997, resulting in a combination of fixed plus short-term variable rates for an effective interest rate of approximately 9.5% and 9.6% as of December 31, 1995 and 1994. The notes due 1999 may be redeemed at par, at the company's option, beginning in July 1996. The Italian lira mortgage notes, and related swaps, are due in installments through 2005. The mortgage notes are collateralized by real estate and building equipment.

Interest incurred on loans in 1995, 1994 and 1993 was $69 million, $58 million and $55 million. Of these amounts, $21 million in 1995, $13 million in 1994 and $8 million in 1993 were capitalized as a component of capital asset construction costs. Interest paid on loans (net of amounts capitalized) was $48 million in 1995, $53 million in 1994 and $54 million in 1993.

Aggregate maturities of long-term debt due during the four years subsequent to December 31, 1996, are as follows:

                                                          Millions of Dollars
                                                          -------------------
1997....................................................         $ 14
1998....................................................           18
1999....................................................          168
2000....................................................           19


Unused lines of credit for short-term financing were approximately $538 million at December 31, 1995 and $547 million at December 31, 1994. Of these amounts, $440 million were available to support commercial paper borrowings.

Financial Instruments and Risk Concentration
- ------------------------------------------------------------------------------

Financial instruments: In addition to the swaps discussed in the preceding note, as of December 31, 1995, the company has forward currency exchange contracts outstanding of $303 million to hedge net balance sheet exposures (including $78 million to buy deutsche mark, $40 million to buy Singapore dollars, and $36 million to buy yen) and $89 million to hedge specific firm commit-



1995 ANNUAL REPORT                    31       TEXAS INSTRUMENTS INCORPORATED
                                               AND SUBSIDIARIES

Notes to Financial Statements
(continued)

ments for multi-year product sale transactions denominated in pound sterling. At December 31, 1994, the company had forward currency exchange contracts outstanding of $314 million to hedge net balance sheet exposures (including $64 million to buy yen, $47 million to buy deutsche mark, and $39 million to buy Singapore dollars) and $116 million to hedge specific firm commitments for multi-year product sale transactions denominated in pound sterling. As of December 31, 1995 and 1994, the carrying amounts and current market settlement values of these swaps and forward contracts were not significant, except for the interest rate swaps for the notes due 1999, 2001, 2003 and 2007 for which the year-end 1995 and 1994 carrying amounts are a liability of $1 million and $2 million and the settlement values are a liability of approximately $3 million and $34 million.

The forward currency exchange contracts, including the currency interest rate swaps for the Italian lira mortgage notes, are used to minimize the adverse impacts from the effect of exchange rate fluctuations on the company's non-U.S. net balance sheet exposures (predominantly receivables, payables and accrued expenses) and specific commitments to purchase or sell products. The interest rate swaps for the company's notes due 1999, 2001, 2003 and 2007 are used to change the characteristics of the interest rate stream on the debt from fixed rates to a combination of fixed plus short-term variable rates in order to achieve a mix of interest rates which, over time, is expected to moderate financing costs. The effect of these interest rate swaps was to increase interest expense by $6 million in 1995 and reduce interest expense by $8 million and $12 million in 1994 and 1993. These interest rate swaps are sensitive to interest rate changes. If short-term interest rates increase (decrease) by one percentage point from year-end 1995 rates, annual interest expense would increase (decrease) by $6 million.

In order to minimize its exposure to credit risk, the company limits its counterparties on the forward currency exchange contracts and interest rate swaps to investment-grade rated financial institutions.

As of December 31, 1995 and 1994, the fair value of long-term debt, based on current interest rates, was approximately $902 million and $830 million, compared with the carrying amount of $817 million and $820 million.

Prior to 1995 the company had an agreement to sell, on a revolving basis, up to $175 million of an undivided percentage ownership interest in a designated pool of accounts receivable, with limited recourse. Accounts receivable are shown net of $125 million at December 31, 1994, and $175 million at December 31, 1993, representing receivables sold. The related discount expense, which varied with commercial paper rates, is included in other income (expense) net. In January 1995, the company reduced the outstanding balance to zero and terminated the agreement.

Risk concentration: Financial instruments which potentially subject the company to concentrations of credit risk are primarily cash investments and accounts receivable. The company places its cash investments in investment-grade, short-term debt securities and limits the amount of credit exposure to any one commercial issuer. Concentrations of credit risk with respect to the receivables are limited due to the large number of customers in the company's customer base, and their dispersion across different industries and geographic areas. The company maintains an allowance for losses based upon the expected collectibility of accounts receivable.

Stockholders' Equity
- ------------------------------------------------------------------------------

The company is authorized to issue 10,000,000 shares of preferred stock.
Prior to 1994, the company had three series of preferred stock outstanding: market auction preferred stock (average dividends declared per share in 1993 were $2,564); money market preferred stock (average dividends declared per share in 1993 were $2,729); and Series A conversion preferred stock. By the end of 1993 all preferred shares had been redeemed by the company and none are currently outstanding.

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

Research and Development Expense
- ------------------------------------------------------------------------------

                                                       Millions of Dollars
                                                      --------------------
                                                      1995    1994    1993
                                                      --------------------
Research and development expense....................  $927    $689    $590

Other Income (Expense) Net
- ------------------------------------------------------------------------------

                                                       Millions of Dollars
                                                      --------------------
                                                      1995    1994    1993
                                                      --------------------
Interest income.....................................  $ 87    $ 51    $ 31
Other income (expense) net..........................   (14)    (47)    (16)
                                                      --------------------
Total...............................................  $ 73    $  4    $ 15
                                                      ====================

Stock Options
- ------------------------------------------------------------------------------

The company has stock options outstanding to participants under the Texas Instruments Long-Term Incentive Plan, approved by stockholders on April 15, 1993. Options are also outstanding under the 1984 and 1988 Stock Option Plans; however, no further options



TEXAS INSTRUMENTS INCORPORATED        32               1995 ANNUAL REPORT
AND SUBSIDIARIES
may be granted under these plans. Under all these stockholder-approved plans, the exercise price per share may not be less than 100 percent of the fair market value on the date of the grant. Options granted become exercisable in such amounts, at such intervals and subject to such terms and conditions as determined by the compensation committee of the board of directors.

Under the Long-Term Incentive Plan, the company may grant stock options, including incentive stock options; restricted stock and restricted stock units; performance units; and other stock-based awards, including stock appreciation rights. The plan provides for the issuance of 8,000,000 shares of the company's common stock; in addition, if any option under the 1984 or 1988 Stock Option Plans terminates, then any unissued shares subject to the terminated option become available for granting awards under the plan. No more than 1,000,000 shares of common stock may be awarded as restricted stock, restricted stock units or other stock-based awards under the plan.

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

The FASB has recently issued SFAS No. 123, "Accounting for Stock-Based Compensation," which provides in the future for either recognition or disclosure of a hypothetical charge for stock options. The company does not intend to record this hypothetical charge, but will instead provide the disclosure in next year's annual report.

Stock option transactions during 1995, 1994 and 1993 were as follows:

                                Long-Term      Employees
                                Incentive     Stock Option         Option
                                and Stock       Purchase         Price Range
                               Option Plans       Plan            Per Share
                               -----------------------------------------------
Balance, Dec. 31, 1992.......   9,614,954      1,604,446       $15.37 - $30.29
  Granted....................   1,720,000        877,606<F1>*
  Terminated.................     318,300        171,468<F1>*
  Exercised<F2>**............   2,112,158      1,273,972       $16.41 - $27.31
                                ------------------------
Balance, Dec. 31, 1993.......   8,904,496      1,036,612       $15.37 - $32.85
  Granted....................   1,719,500        685,124<F1>*
  Terminated.................      99,202        141,958<F1>*
  Exercised<F2>**............   2,365,240        630,996       $15.37 - $32.85
                                -------------------------
Balance, Dec. 31, 1994.......   8,159,554        948,782       $15.42 - $41.07
  Granted....................   2,911,760        982,948<F1>*
  Terminated.................     118,364        110,485<F1>*
  Exercised<F2>**............   3,070,378        687,536       $15.42 - $41.07
                                -------------------------
Balance, Dec. 31, 1995.......   7,882,572       1,133,709      $16.41 - $81.19
                                =========================

Exercisable at Dec. 31, 1994    4,531,406         311,624
Exercisable at Dec. 31, 1995    3,800,846         198,802

- ---------------

<F1>*  Excludes options offered but not accepted.
<F2>** Includes previously unissued shares and treasury shares of 3,656,872 and 101,042; 2,938,686 and 57,550; and 3,329,264 and 56,866 for 1995,
       1994 and 1993.

Common share and option price amounts have been retroactively adjusted for the two-for-one stock split in 1995.

At year-end 1995, 2,508,756 shares were available for future grants under the Long-Term Incentive Plan and 2,686,495 shares under the Employees Stock Option Purchase Plan approved in 1988. As of year-end 1995, 10,820,760 shares were reserved for issuance under the company's stock option and incentive plans and 3,820,204 shares were reserved for issuance under the Employees Stock Option Purchase Plan approved in 1988.

The company acquires its common stock from time to time for use in connection with exercise of stock options and other stock transactions. Treasury shares acquired in 1995, 1994 and 1993 were 135,001 shares, 59,198 shares and 55,525 shares. Previously unissued common shares issued under the Annual Incentive Plan in 1995, 1994 and 1993 were 16,386 shares, 46,330 shares and 207,852 shares.

Profit Sharing and Retirement Plans
- ------------------------------------------------------------------------------

The company provides various incentive plans for employees, including general profit sharing and savings programs as well as an annual incentive plan for key employees. The company also provides pension and retiree health care benefit plans in the U.S. and pension plans in certain non-U.S. locations.

Profit sharing: Profit sharing expense was $324 million in 1995, $175 million in 1994 and $83 million in 1993. Under the plans, unless otherwise provided by local law, the company and certain of its subsidiaries contribute a portion of their net profits equal to 25% of the amount by which consolidated income (as defined) before profit sharing and income taxes exceeds 8% of the company's consolidated average assets for the year. Unless otherwise provided by local law, contributions are invested as follows. For worldwide profit sharing earned by eligible participants in 1993 and prior, the contributions have been invested in TI common stock. Subsequent to 1993, certain changes to the profit sharing plans have been made to align them more closely with applicable industry practices. For profit sharing earned by U.S. employees in 1994 and thereafter, several investment options in addition to TI common stock have been made available. And, for 1995 and thereafter, a majority of the profit sharing plans worldwide have been changed so that, depending on the individual plan, from 50% to 100% of the profit sharing earned by employees is not contributed to a deferred plan but is paid as cash to the eligible participants.

Except in the event of company contributions in stock, investments in TI common stock are made by the trustees through purchases of outstanding shares or through purchases of shares offered from time to time by the company. The board of directors has authorized the issuance of previously unissued shares for purposes of the plans; 4,616,918 of such shares were available for future issuance at December 31, 1995.



1995 ANNUAL REPORT                    33       TEXAS INSTRUMENTS INCORPORATED
                                               AND SUBSIDIARIES

Notes to Financial Statements
(continued)

The trustees of the profit sharing plans purchased 4,762,460 outstanding shares of TI common stock in 1995 (1,881,815 shares in 1994 and 626,670 shares in 1993) and no previously unissued shares in 1995 (403,945 shares in 1994 and 209,464 shares in 1993) for use in the profit sharing plans and savings program.

Savings program: The company provides a matched savings program whereby U.S. employees' contributions of up to 4% of their salary are matched by the company at the rate of 50 cents per dollar. Contributions are subject to statutory limitations. The contributions may be invested in several investment funds including TI common stock. The company's expense under this program was $22 million in 1995, $21 million in 1994 and $21 million in 1993.

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

Pension expense of the U.S. plan includes the following components:

                                                        Millions of Dollars
                                                       --------------------
                                                       1995    1994    1993
                                                       --------------------
Service cost - benefits earned during the period.....  $ 47    $ 54    $ 59
Interest cost on projected benefit obligation........    69      69      72
Return on plan assets:
  Actual return......................................  (130)     16     (99)
  Deferral...........................................    72     (74)     44
Net amortization.....................................    (7)     (4)     (2)
                                                       --------------------
U.S. pension expense.................................  $ 51    $ 61    $ 74
                                                       ====================

The funded status of the U.S. plan was as follows:

                                                        Millions of Dollars
                                                        -------------------
                                                            1995       1994
                                                        -------------------
Actuarial present value at Dec. 31 of:
  Vested benefit obligation..........................    $  (691)     $(523)
                                                        ===================
  Accumulated benefit obligation.....................    $  (785)     $(575)
                                                        ===================
  Projected benefit obligation.......................    $(1,179)     $(818)
Plan assets at fair value............................        825        724
                                                        -------------------
Projected benefit obligation in excess of
  plan assets........................................       (354)       (94)
Unrecognized net asset from initial
  application of SFAS 87.............................        (65)       (78)
Unrecognized net (gain) loss.........................        139       (121)
Unrecognized prior service cost......................         35         41
                                                        -------------------
Accrued pension at Dec. 31...........................       (245)      (252)

Less current portion.................................         61         54
                                                        -------------------
Accrued U.S. pension costs...........................     $ (184)     $(198)
                                                        ===================

The projected benefit obligations for 1995 and 1994 were determined using assumed discount rates of 7.0% and 8.5% and an assumed average long-term pay progression rate of 4.25%. The assumed long-term rate of return on plan assets was 9.0%.

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

Pension expense of the non-U.S. plans includes the following components:

                                                        Millions of Dollars
                                                       --------------------
                                                       1995    1994    1993
                                                       --------------------
Service cost - benefits earned during the period.....  $ 59    $ 56    $ 44
Interest cost on projected benefit obligations.......    38      32      28
Return on plan assets:
  Actual return......................................   (32)    (15)    (50)
  Deferral...........................................    (3)    (15)     25
Net amortization.....................................    10      11       8
                                                       --------------------
Non-U.S. pension expense.............................  $ 72    $ 69    $ 55
                                                       ====================

The funded status of the non-U.S. plans was as follows:

                                                       Millions of Dollars
                                                       -------------------
                                                         1995         1994
                                                       -------------------
Actuarial present value at Sept. 30 of:
  Vested benefit obligations..........................  $(523)       $(424)
                                                       ===================
  Accumulated benefit obligations.....................  $(619)       $(493)
                                                       ===================
  Projected benefit obligations.......................  $(873)       $(693)
Plan assets at fair value.............................    448          398
                                                       -------------------
Projected benefit obligations in excess of
  plan assets.........................................  (425)         (295)
Unrecognized net liabilities from initial
  application of SFAS 87..............................    21            24
Unrecognized net loss.................................   253           148
Unrecognized prior service cost.......................     5             6
                                                       -------------------
Accrued non-U.S. pension at Sept. 30..................  (146)         (117)
Additional minimum liability..........................   (56)           (9)
Adjustments from Sept. 30 to Dec. 31..................    (5)            -
Less prepaid pension costs at Dec. 31.................    12            12
                                                       -------------------
Accrued pension at Dec. 31............................  (219)         (138)

Less current portion..................................    12            10
                                                       -------------------
Accrued non-U.S. pension costs........................ $(207)        $(128)
                                                       ===================



TEXAS INSTRUMENTS INCORPORATED        34               1995 ANNUAL REPORT
AND SUBSIDIARIES

The range of assumptions used for the non-U.S. plans reflects the different economic environments within the various countries. The projected benefit obligations were determined using a range of assumed discount rates of 3.25% to 8.0% in 1995 and 4.75% to 8.0% in 1994 and a range of assumed average long-term pay progression rates of 3.5% to 6.0% in 1995 and 4.0% to 6.0% in 1994. The range of assumed long-term rates of return on plan assets was 8.0% to 9.0%. Accrued pension at December 31 includes approximately $101 million in 1995 and $83 million in 1994 for two non-U.S. plans that are not funded. Pension accounting rules require recognition in the balance sheet of an additional minimum pension liability equal to the excess of the accumulated benefit obligation over the fair value of the plan assets. A corresponding amount is recognized as an intangible asset, not to exceed the amount of unrecognized prior service cost, with the balance recorded as a reduction of stockholders' equity. As of December 31, 1995 and 1994, the company has recorded an additional non-U.S. minimum pension liability of $56 million and $9 million and, for 1995, an equity reduction of $45 million.

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

Effective January 1, 1993, the company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which required the accrual of expected retiree health care benefit costs during the employees' working careers, instead of when the claims are incurred. The company recorded an accumulated postretirement benefit obligation of $454 million and a related deferred income tax asset of $160 million, which resulted in a 1993 charge of $294 million ($1.57 per share) for the cumulative effect of the accounting change.

Expense of the retiree health care benefit plan includes the following components:

                                                        Millions of Dollars
                                                       --------------------
                                                       1995    1994    1993
                                                       --------------------
Service cost - benefits earned during the period.....  $  6    $  6    $  6
Interest cost on accumulated postretirement
  benefit obligation.................................    37      36      35
Return on plan assets:
  Actual return......................................    (4)     (3)     (1)
  Deferral...........................................     1       3       1
                                                       --------------------
Retiree health care benefit expense..................  $ 40    $ 42    $ 41
                                                       ====================

The funded status of the plan was as follows:

                                                       Millions of Dollars
                                                       -------------------
                                                          1995        1994
                                                       -------------------
Actuarial present value at Dec. 31 of accumulated
  postretirement benefit obligation:
    Retirees..........................................  $ (356)     $ (337)
    Fully eligible employees..........................     (21)        (12)
    Other employees...................................    (118)       (104)
                                                       -------------------
                                                          (495)       (453)
                                                       -------------------
Plan assets at fair value.............................      44          23
                                                       -------------------
Accumulated postretirement benefit obligation
  in excess of plan assets............................    (451)       (430)
Unrecognized net (gain) loss..........................       9         (16)
Unrecognized prior service cost.......................     (11)        (12)
                                                       -------------------
Accrued at Dec. 31....................................    (453)       (458)
Less current portion..................................      43          44
                                                       -------------------
Accrued retiree health care benefit costs.............  $ (410)     $ (414)
                                                       ===================

Retiree health care benefit amounts were determined using health care cost trend rates of 8.1% for 1996 decreasing to 6.0% by 1999, and assumed discount rates of 7.0% for 1995 and 8.5% for 1994. Increasing the health care cost trend rates by 1% would have increased the accumulated postretirement benefit obligation at December 31, 1995 by $32 million and 1995 plan expense by $2 million. A trust holding a portion of the plan assets is subject to federal income taxes at a 39.6% rate. The assumed long-term rate of return on plan assets, after taxes, was 7.3%.

Special actions: In the first quarter of 1994, the company took a pretax charge of $83 million for restructuring of its European operations from the traditional country-by-country approach to business centers with pan-European responsibilities. This action primarily affected semiconductor activities and is expected to result in annual savings of approximately $54 million when fully implemented. Also taken in the first quarter was a pretax charge of $49 million for costs related to the divestiture of nonstrategic product lines, primarily in digital products. The total charges of $132 million included non-cash asset write-downs of $31 million with the balance for expected cash outlays, including $62 million for severance. The divestitures were essentially completed by the end of 1994. Completion of the restructuring action, which was delayed due to extended negotiations with certain European works councils, was essentially completed by the end of 1995. Of the total expected cash outlays, $41 million was expended during 1994 with the balance substantially expended in 1995. Of the approximately 1,000 employees, primarily in Europe, affected by the severance actions, 383 left the company during 1994, and most of those remaining left in 1995.

Industry Segment and Geographic Area Operations
- ------------------------------------------------------------------------------

The company is engaged in the development, manufacture and sale of a variety of products in the electrical and electronics industry for industrial, government and consumer markets. These products and their markets consist of the following: components (semiconductors, such as integrated circuits, discrete devices



1995 ANNUAL REPORT                    35       TEXAS INSTRUMENTS INCORPORATED
                                               AND SUBSIDIARIES

Notes to Financial Statements
(continued)

and subassemblies, and electrical and electronic control devices) which are sold primarily to original equipment manufacturers principally through the company's own marketing organizations and to a lesser extent through distributors; defense systems and electronics (such as radar systems, navigation systems, infrared surveillance and fire control systems, defense suppression missiles, missile guidance and control systems, and electronic warfare systems) which are sold to the U.S. government (either directly or through prime contractors) and to international customers approved by the U.S. government; digital products (such as software productivity tools, mobile computing products, printers, and electronic calculators) which are marketed through various channels, including system suppliers, business equipment dealers, distributors, retailers, and direct sales to end-users and original equipment manufacturers. Subsequent to year-end 1995, the company reached an agreement to sell substantially all of its custom manufacturing services business, which is part of the digital products segment. The company also produces metallurgical materials (including clad metals, precision-engineered parts and electronic connectors) which are primarily sold directly to original equipment manufacturers.

The company's business is based principally on its broad semiconductor technology and application of this technology to selected electronic end equipment markets.

Industry segment and geographic area profit (loss) is not equivalent to income before provision for income taxes and cumulative effect of accounting changes due to exclusion of general corporate expenses, net interest, currency exchange gains and losses, and other items along with elimination of unrealized profit in assets. Profit sharing expense is allocated to segment results based on payroll costs. Beginning the fourth quarter of 1995, for geographic area purposes responsibility for certain interarea product transfers was changed consistent with the company's new pan-European operations approach. The effect of this change on 1995 geographic area results was to increase Europe profits and decrease U.S. profits by approximately $70 million. Additionally, prior to 1995, for geographic area purposes U.S. interarea product transfers for further processing were recorded as cost credits. In 1995, such transfers are recorded as interarea revenues. The effect of this change was to increase 1995 U.S. interarea revenues by approximately $960 million. Prior to 1994, for geographic area purposes research and development expense was allocated based on revenues. In 1994, research and development expense is generally reported in the geographic area where incurred. The effect of this change on 1994 geographic area results was to decrease U.S. profits by $144 million, decrease Europe losses by $28 million, increase East Asia profits by $113 million and increase other areas profit by $3 million. Royalty revenue from patent license agreements is included in the U.S. geographic net revenues and (except for royalty revenue from microcomputer system patent license agreements, which is included in the digital products segment) is principally included in the components segment.

Identifiable assets are those associated with segment or geographic area operations, excluding unallocated cash and short-term investments, internal company receivables and deferred income taxes. Generally, revenues between industry segments and between geographic areas are based on prevailing market prices or an approximation thereof.

Industry Segment Net Revenues
- ---------------------------------------------------------------------------

                                                    Millions of Dollars
                                                ---------------------------
                                                   1995      1994      1993
                                                ---------------------------
Components
  Trade.......................................  $ 9,420   $ 6,787   $ 5,091
  Intersegment................................       60        56        66
                                                ---------------------------
                                                  9,480     6,843     5,157
                                                ---------------------------
Defense Systems and Electronics
  Trade.......................................    1,718     1,710     1,842
  Intersegment................................       22        17        14
                                                ---------------------------
                                                  1,740     1,727     1,856
                                                ---------------------------
Digital Products
  Trade.......................................    1,829     1,661     1,454
  Intersegment................................       23         1         4
                                                ---------------------------
                                                  1,852     1,662     1,458
                                                ---------------------------
Metallurgical Materials
  Trade.......................................      160       152       126
  Intersegment................................       23        25        19
                                                ---------------------------
                                                    183       177       145
                                                ---------------------------
Eliminations and other........................     (127)      (94)      (93)
                                                ---------------------------
Total.........................................  $13,128   $10,315   $ 8,523
                                                ===========================

Net revenues directly from federal government agencies in the United States, principally related to the defense systems and electronics segment, were $1,019 million in 1995, $1,009 million in 1994 and $1,031 million in 1993.

Industry Segment Profit (Loss)
- ---------------------------------------------------------------------------

                                                      Millions of Dollars
                                                    -----------------------
                                                      1995     1994    1993
                                                    -----------------------
Components........................................  $1,830   $1,101   $ 689
Defense Systems and Electronics...................     172      172     188
Digital Products..................................     (59)      62      34
Metallurgical Materials...........................       2       (8)     (4)
Eliminations and corporate items..................    (326)    (285)   (211)
                                                    -----------------------
Income before provision for income taxes and
  cumulative effect of accounting changes.........  $1,619   $1,042   $ 696
                                                    =======================

Industry Segment Identifiable Assets
- ----------------------------------------------------------------------------

                                                      Millions of Dollars
                                                    ------------------------
                                                      1995     1994     1993
                                                    ------------------------
Components........................................  $5,199   $3,655   $3,016
Defense Systems and Electronics...................     877      731      821
Digital Products..................................     930      756      718
Metallurgical Materials...........................      88       76       68
Eliminations and corporate items..................   2,121    1,771    1,370
                                                    ------------------------
Total.............................................  $9,215   $6,989   $5,993
                                                    ========================



TEXAS INSTRUMENTS INCORPORATED        36               1995 ANNUAL REPORT
AND SUBSIDIARIES

Industry Segment Property, Plant and Equipment
- ----------------------------------------------------------------------------

                                                       Millions of Dollars
                                                    ------------------------
Depreciation                                          1995     1994     1993
- ------------                                        ------------------------
  Components......................................  $  612   $  514   $  462
  Defense Systems and Electronics.................      84       97      104
  Digital Products................................      23       24       23
  Metallurgical Materials.........................      11       10       10
  Eliminations and corporate items................      26       20       18
                                                    ------------------------
Total.............................................  $  756   $  665   $  617
                                                    ========================

                                                       Millions of Dollars
                                                    ------------------------
Additions                                             1995     1994     1993
- ---------                                           ------------------------
  Components......................................  $1,207   $  888   $  545
  Defense Systems and Electronics.................     116       96       92
  Digital Products................................      32       42       37
  Metallurgical Materials.........................      14        9       16
  Eliminations and corporate items................      70       41       40
                                                    ------------------------
Total.............................................  $1,439   $1,076   $  730
                                                    ========================

The following geographic area data include revenues, costs and expenses generated by and assets employed in operations located in each area:

Geographic Area Net Revenues
- ----------------------------------------------------------------------------

                                                     Millions of Dollars
                                                 ---------------------------
                                                    1995      1994      1993
                                                 ---------------------------
United States
  Trade.......................................   $ 6,757   $ 5,943   $ 5,314
  Interarea...................................     1,467       457       449
                                                 ---------------------------
                                                   8,224     6,400     5,763
                                                 ---------------------------
Europe
  Trade.......................................     2,182     1,574     1,281
  Interarea...................................       389       253       238
                                                 ---------------------------
                                                   2,571     1,827     1,519
                                                 ---------------------------
East Asia
  Trade.......................................     4,122     2,729     1,860
  Interarea...................................     1,822     1,525     1,223
                                                 ---------------------------
                                                   5,944     4,254     3,083
                                                 ---------------------------
Other Areas
  Trade.......................................        67        69        68
  Interarea...................................        59        50        51
                                                 ---------------------------
                                                     126       119       119
                                                 ---------------------------
Eliminations..................................    (3,737)   (2,285)   (1,961)
                                                 ---------------------------
Total.........................................   $13,128   $10,315   $ 8,523
                                                 ===========================

Geographic Area Profit (Loss)
- ----------------------------------------------------------------------------

                                                       Millions of Dollars
                                                    ------------------------
                                                      1995     1994     1993
                                                    ------------------------
United States.....................................  $1,204   $1,018   $  743
Europe............................................     230      (12)      33
East Asia.........................................     287      219       63
Other Areas.......................................      (2)       5        -
Eliminations and corporate items..................    (100)    (188)    (143)
                                                    ------------------------
Income before provision for income taxes and
  cumulative effect of accounting changes.........  $1,619   $1,042   $  696
                                                    ========================

Geographic Area Identifiable Assets
- ----------------------------------------------------------------------------

                                                       Millions of Dollars
                                                    ------------------------
                                                      1995     1994     1993
                                                    ------------------------
United States.....................................  $3,959   $2,965   $2,589
Europe............................................   1,299      889      897
East Asia.........................................   2,163    1,616    1,310
Other Areas.......................................      46       43       42
Eliminations and corporate items..................   1,748    1,476    1,155
                                                    ------------------------
Total.............................................  $9,215   $6,989   $5,993
                                                    ========================

Income Taxes
- -----------------------------------------------------------------------------

Effective January 1, 1993, the company adopted SFAS No. 109, "Accounting for Income Taxes," which required increased recording of deferred income tax assets. As a result, the company recorded additional deferred income tax assets of $203 million, after a valuation allowance of $404 million, and reduced deferred income tax liabilities by $87 million, which resulted in a 1993 credit of $290 million ($1.54 per share) for the cumulative effect of the accounting change.

Income (Loss) before Provision for Income Taxes and Cumulative Effect of Accounting Changes
- ----------------------------------------------------------------------------

                                             Millions of Dollars
                              ----------------------------------------------
                                Geographic area
                                 profit (loss)
                              -------------------     Elims. &
                               U.S.      Non-U.S.     corp. items     Total
                              ---------------------------------------------
1995........................  $1,204     $  515         $(100)       $1,619
1994........................   1,018        212          (188)        1,042
1993........................     743         96          (143)          696

With the exception of interarea elimination of unrealized profit in assets, which increased $5 million in 1995, increased $18 million in 1994, and increased $1 million in 1993, the remaining corporate items consist primarily of general corporate expenses which are applicable to both U.S. and non-U.S. operations. These expenses are generally deductible for tax purposes in the U.S.

Provision (Credit) for Income Taxes
- ----------------------------------------------------------------------------

                                            Millions of Dollars
                                --------------------------------------------
                                U.S. Federal   Non-U.S.   U.S. State   Total
                                --------------------------------------------
1995
- ----
Current........................    $ 357        $ 190       $  30      $ 577
Deferred.......................      (29)         (19)          2        (46)
                                --------------------------------------------
Total..........................    $ 328        $ 171       $  32      $ 531
                                ============================================
1994
- ----
Current........................    $ 249        $  95       $  19      $ 363
Deferred.......................        4          (18)          2        (12)
                                --------------------------------------------
Total..........................    $ 253        $  77       $  21      $ 351
                                ============================================
1993
- ----
Current........................    $ 168        $  96       $  15      $ 279
Deferred.......................      (39)         (17)         (3)       (59)
                                --------------------------------------------
Total..........................    $ 129        $  79       $  12      $ 220
                                ============================================

1995 ANNUAL REPORT                    37      TEXAS INSTRUMENTS INCORPORATED
                                              AND SUBSIDIARIES

Notes to Financial Statements
(continued)

Principal reconciling items from income tax computed at the statutory federal rate follow.

                                                       Millions of Dollars
                                                     -----------------------
                                                      1995     1994     1993
                                                     -----------------------
Computed tax at statutory rate.....................  $ 567    $ 365    $ 244
Effect of increase in tax rate on net
  deferred tax assets..............................      -        -      (17)
Effect of non-U.S. rates...........................    (86)     (42)      (3)
Research and experimentation tax credits...........     (5)      (3)      (8)
Effect of U.S. state income taxes..................     19       14       10
Other..............................................     36       17       (6)
                                                     -----------------------
Total provision for income taxes...................  $ 531    $ 351    $ 220
                                                     =======================

Included in the effect of non-U.S. rates for 1995 and 1994 is a $93 million and a $69 million benefit from tax loss carryforward utilization reduced by certain non-U.S. taxes and losses for which no benefit was recognized. Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from such companies are expected to result in additional tax liability. The remaining undistributed earnings (approximately $600 million at December 31, 1995) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

The primary components of deferred income tax assets and liabilities at December 31 were as follows:

                                                       Millions of Dollars
                                                       -------------------
                                                           1995       1994
                                                       -------------------
Deferred income tax assets:
  Accrued retirement costs
    (pension and retiree health care)................    $  276     $  264
  Inventories and related reserves...................       232        227
  Accrued expenses...................................       234        155
  Long-term contracts................................        43         50
  Loss carryforwards.................................        51        138
  Other..............................................       188        165
                                                       -------------------
                                                          1,024        999
                                                       -------------------
Less valuation allowance.............................      (192)      (330)
                                                       -------------------
                                                            832        669
                                                       -------------------
Deferred income tax liabilities:
  Property, plant and equipment......................      (150)       (95)
  Other..............................................       (94)       (32)
                                                       -------------------
                                                           (244)      (127)
                                                       -------------------
Net deferred income tax asset........................    $  588     $  542
                                                       ===================

As of December 31, 1995 and 1994, the net deferred income tax asset of $588 million and $542 million was presented in the balance sheet, based on tax jurisdiction, as deferred income tax assets of $682 million and $580 million and deferred income tax liabilities of $94 million and $38 million. The valuation allowance shown above reflects the company's ongoing assessment regarding the realizability of certain non-U.S. deferred income tax assets. The balance of the deferred income tax assets is considered realizable based on carryback potential, existing taxable temporary differences, and expectation of future income levels comparable to recent results. Such future income levels are not assured because of the nature of the company's businesses, which are generally characterized by rapidly changing technology and intense competition.

The company has aggregate non-U.S. tax loss carryforwards of approximately $121 million. Of this amount, $73 million expires through the year 2005 and $48 million has no expiration.

Income taxes paid were $384 million, $399 million and $231 million for 1995, 1994 and 1993.

Rental Expense and Lease Commitments
- ------------------------------------------------------------------------------

Rental and lease expense was $153 million in 1995, $145 million in 1994 and $132 million in 1993. The company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment. The lease agreements frequently include purchase and renewal provisions and require the company to pay taxes, insurance and maintenance costs.

At December 31, 1995, the company was committed under non-cancelable leases with minimum rentals in succeeding years as follows:

Non-Cancelable Leases
- -----------------------------------------------------------------------------

                                                   Millions of Dollars
                                                   -------------------
          1996....................................        $ 114
          1997....................................           86
          1998....................................           58
          1999....................................           46
          2000....................................           40
          Later years.............................          186

Common Stock Prices and Dividends (unaudited)
- -----------------------------------------------------------------------------

TI common stock is listed on the New York Stock Exchange and traded principally in that market. In addition, TI common stock is listed on the London and Tokyo stock exchanges and in Switzerland on the Zurich, Geneva and Basel stock exchanges. The table below shows the high and low prices of TI common stock on the composite tape as reported by The Wall Street Journal and the dividends paid per common share for each quarter during the past two years. Stock prices and dividends have been retroactively adjusted for the two-for-one stock split in 1995.

                                                    Quarter
                                       ---------------------------------
                                          1st      2nd     3rd       4th
                                       ---------------------------------
Stock prices:
  1995 High..........................  $49.00   $72.00   $83.75   $81.25
       Low...........................   34.38    43.38    66.50    46.00
  1994 High..........................   44.75    42.88    43.75    40.32
       Low...........................   30.50    31.63    32.88    31.69
Dividends paid:
  1995...............................  $ .125   $ .125   $  .17   $  .17
  1994...............................  $  .09   $  .09   $ .125   $ .125

TEXAS INSTRUMENTS INCORPORATED        38               1995 ANNUAL REPORT
AND SUBSIDIARIES

Quarterly Financial Data (unaudited)
- -------------------------------------------------------------------------

                                                     Millions of Dollars, Except Per-Share Amounts
                                         ---------------------------------------------------------------------
                                                         1994                                1995
                                         ---------------------------------------------------------------------
                                            1st      2nd      3rd      4th      1st      2nd      3rd      4th
                                         ---------------------------------------------------------------------
    Net revenues......................   $2,449   $2,510   $2,574   $2,782   $2,862   $3,238   $3,425   $3,603
    Gross profit......................      662      708      722      752      827      971      979    1,032
    Profit from operations............      209      292      291      291      344      403      437      409
    Income before provision for
      income taxes....................      204      277      281      280      348      410      431      430
    Net income........................      134      184      186      188      230      278      289      291
                                         ---------------------------------------------------------------------
    Earnings per common and common
      equivalent share................   $  .71   $  .97   $  .97   $  .99   $ 1.21   $ 1.44   $ 1.48   $ 1.50
                                         =====================================================================

Earnings per common and common equivalent share are based on average common and common equivalent shares outstanding (194,676,703 shares and 190,263,825 shares for the fourth quarters of 1995 and 1994).
- ------------------------------------------------------------------------------

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) at December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Instruments Incorporated and subsidiaries at December 31, 1995 and 1994, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in the "Profit Sharing and Retirement Plans" and "Income Taxes" notes to the financial statements, in 1993 the Company changed its method of accounting for retiree health care benefits and income taxes.


                                        /s/ Ernst & Young LLP

      Dallas, Texas
      January 22, 1996



1995 ANNUAL REPORT                    39       TEXAS INSTRUMENTS INCORPORATED
                                               AND SUBSIDIARIES