Form 10-K, Exhibit 13
period 1996-12-31
TEXAS INSTRUMENTS INC
filed 1997-02-25
CIK 97476

EXHIBIT 13
                                                              ----------

T O   O U R   S T O C K H O L D E R S

At Texas Instruments, 1996 was a year of challenge.

    Net revenues from continuing operations were $9.9 billion in 1996, down from $11.4 billion in 1995. PFO from continuing operations, excluding special charges for cost reduction actions and in-process R&D, was $374 million, down from $1439 million in 1995. As a result of the announced sale of TI's defense business to Raytheon Company, financial figures throughout this report have been adjusted to reflect defense as a discontinued business. We have also announced the sale of our mobile computing business to The Acer Group.

    In TI's continuing operations, most of the decrease in revenues was due to a precipitous drop in dynamic random access memory (DRAM) prices. From the fourth quarter of 1995 to the fourth quarter of 1996, DRAM prices dropped about 80 percent. In our differentiated semiconductor business, however, revenues for digital signal processing solutions (DSPS), comprised of digital signal processors plus mixed-signal/analog products, continued to establish new records. Revenues for all differentiated semiconductor products were nearly two-thirds of the company's total semiconductor revenues in fourth-quarter 1996.

    As an extended family, Texas Instruments faced its greatest challenge of the year in the sudden death of our leader and our friend, Jerry Junkins. A tribute to Jerry immediately follows this letter.

    Our vision. In last year's annual report, we introduced a new vision for Texas Instruments. That vision is World Leadership in Digital Solutions for the Networked Society. There are three very significant global trends shaping the networked society.

    Number one is the continuing personalization of electronics across computing, communication and entertainment. The second trend is digitalization. While unknown to most users, this digitalization trend means that for the first time all personal electronics will be speaking a common digital language. The third trend is connectivity, brought on primarily by computer networking and the recent emergence of the Internet in the public domain, and by the growing wireless networks of the world.

    Personalized electronics for computing, communication and entertainment - all speaking a common language - all connected together. These trends will create a networked society, with its profound impact on the way we live, learn, work and play. The networked society is still more talk than reality right now. At TI, we will be a leader in creating the digital solutions that shape the networked society. It's the companies who get out in front today that will lead that society forward. TI will be one of those companies.

    Our strategic direction. 1996 was a year of strategy development at TI, providing a company direction that will help us realize our vision. It has three elements - value, growth and improved financial stability.

    Value. First, we will deliver high-quality, value-added solutions to our customers and to end-users - solutions that provide sustainable differentiation. Technology and market understanding are at the core of a value-added solution. At TI, we want to have architectural leadership in every major market where we compete. Then

2     Texas Instruments Incorporated and Subsidiaries 1996 Annual Report






CONSOLIDATED FINANCIAL STATEMENTS
(In millions of dollars, except per-share amounts)

For the years ended December 31
                                             -------------------------------
Income                                         1996        1995        1994
----------------------------------------------------------------------------
Net revenues ..............................  $ 9,940     $11,409     $ 8,608
                                             -------      ------      ------
Operating costs and expenses:
 Cost of revenues .........................    7,146       7,401       5,725
 Research and development .................    1,181         842         578
 Marketing, general and administrative ....    1,639       1,727       1,379
                                             -------      ------      ------
   Total ..................................    9,966       9,970       7,682
                                             -------      ------      ------
Profit (loss) from operations .............      (26)      1,439         926
Other income (expense) net ................       76          79           6
Interest on loans .........................       73          48          45
                                             -------      ------      ------
Income (loss) before provision for
 income taxes .............................      (23)      1,470         887
Provision for income taxes ................       23         474         295
                                             -------      ------      ------
Income (loss) from continuing operations ..      (46)        996         592
Income from discontinued operations .......      109          92          99
                                             -------     -------     -------
Net income ................................  $    63     $ 1,088     $   691
                                             =======     =======     =======

Earnings (loss) per common and common
 equivalent share:
   Continuing operations ..................  $  (.24)    $  5.15     $  3.12
   Discontinued operations ................      .57         .48         .51
                                             -------     -------     -------
   Net income .............................  $   .33     $  5.63     $  3.63
                                             =======      ======     =======

See accompanying notes.


18  Texas Instruments Incorporated and Subsidiaries  1996 Annual Report























                                                      December 31
                                                                ------------------
Balance Sheet                                                    1996        1995
----------------------------------------------------------------------------------
Assets

Current assets:
 Cash and cash equivalents ...................................  $  964      $1,364
 Short-term investments ......................................      14         189
 Accounts receivable, less allowance for losses of
   $90 million in 1996 and $45 million in 1995................   1,799       2,079
 Inventories .................................................     703         978
 Prepaid expenses ............................................      50          57
 Deferred income taxes .......................................     395         357
 Net assets of discontinued operations .......................     529         421
                                                                ------      ------
   Total current assets ......................................   4,454       5,445
                                                                ------      ------

Property, plant and equipment at cost ........................   6,712       4,880
 Less accumulated depreciation ...............................  (2,550)     (1,986)
                                                                ------      ------
   Property, plant and equipment (net) .......................   4,162       2,894
                                                                ------      ------

Deferred income taxes ........................................     192         175
Other assets .................................................     552         234
                                                                ------      ------
Total assets .................................................  $9,360      $8,748
                                                                ======      ======

Liabilities and Stockholders' Equity

Current liabilities:
 Loans payable and current portion long-term debt ............  $  314      $   27
 Accounts payable and accrued expenses .......................   1,940       2,313
 Income taxes payable ........................................     163         170
 Accrued retirement and profit sharing contributions .........      69         369
                                                                ------      ------
   Total current liabilities .................................   2,486       2,879
                                                                ------      ------

Long-term debt ...............................................   1,697         804
Accrued retirement costs .....................................     719         643
Deferred credits and other liabilities .......................     361         327

Stockholders' equity:
 Preferred stock, $25 par value.  Authorized - 10,000,000
  shares.
   Participating cumulative preferred.  None issued ..........      --          --
 Common stock, $1 par value.  Authorized - 500,000,000
   shares.  Shares issued:  1996 - 190,396,797;
   1995 - 189,526,939.........................................     190         190
 Paid-in capital .............................................   1,116       1,081
 Retained earnings ...........................................   2,814       2,881
 Less treasury common stock at cost.
   Shares:  1996 - 143,525;  1995 - 138,129...................     (12)        (12)
 Other .......................................................     (11)        (45)
                                                                ------      ------
    Total stockholders' equity ...............................   4,097       4,095
                                                                ------      ------
Total liabilities and stockholders' equity ...................  $9,360      $8,748
                                                                ======      ======

See accompanying notes.






        1996 Annual Report   Texas Instruments Incorporated and Subsidiaries 19

CONSOLIDATED FINANCIAL STATEMENTS
(In millions of dollars, except per-share amounts)

                                                   For the years ended December 31
                                                   -------------------------------
Cash Flows                                           1996        1995        1994
----------------------------------------------------------------------------------
Continuing operations:
 Cash flows from operating activities:
  Income (loss) from continuing operations ........ $  (46)     $  996      $  592
  Depreciation ....................................    904         681         580
  Deferred income taxes ...........................    (51)        (54)        (32)
  Net currency exchange losses ....................      7           6           3
  (Increase) decrease in working capital
   (excluding cash and cash equivalents,
    short-term investments, deferred income
    taxes, and loans payable and current
    portion long-term debt):
     Accounts receivable ..........................    250        (795)       (227)
     Inventories ..................................    245        (221)        (74)
     Prepaid expenses .............................      9           9         (11)
     Accounts payable and accrued expenses ........   (404)        691         331
     Income taxes payable .........................     (3)        112         (67)
     Accrued retirement and profit sharing
      contributions ...............................   (283)        155         106
  Increase (decrease) in noncurrent accrued
   retirement costs ...............................     79          48          (3)
  Other ...........................................     91          65          82
                                                    ------      ------      ------
 Net cash provided by operating activities ........    798       1,693       1,280

 Cash flows from investing activities:
  Additions to property, plant and equipment ...... (2,063)     (1,351)     (1,020)
  Purchases of short-term investments .............    (27)       (733)       (779)
  Sales and maturities of short-term investments ..    202       1,076         732
  Acquisition of business, net of cash acquired ...   (313)         --          --
  Proceeds from sale of businesses ................    150          --          --
                                                    ------      ------      ------
 Net cash used in investing activities ............ (2,051)     (1,008)     (1,067)

 Cash flows from financing activities:
  Additions to loans payable ......................    288          12          40
  Payments on loans payable .......................     (2)         --         (41)
  Additions to long-term debt .....................    871          24           1
  Payments on long-term debt ......................   (199)        (12)        (88)
  Dividends paid on common stock ..................   (129)       (111)        (79)
  Sales and other common stock transactions .......     35         111         110
  Other ...........................................     (1)         (1)         (2)
                                                    ------      ------      ------
 Net cash provided by (used in) financing
  activities ......................................    863          23         (59)

 Effect of exchange rate changes on cash ..........    (16)         10           6
                                                    ------      ------      ------
 Cash provided by (used in) continuing operations .   (406)        718         160
                                                    ------      ------      ------
Discontinued operations:
 Operating activities .............................     86         (26)        252
 Investing activities .............................    (80)        (88)        (56)
 Financing activities .............................     --          --          --
                                                    ------      ------      ------
 Cash provided by (used in) discontinued operations      6        (114)        196
                                                    ------      ------      ------
Net increase (decrease) in cash and
 cash equivalents .................................   (400)        604         356

Cash and cash equivalents at beginning of year ....  1,364         760         404
                                                    ------      ------      ------
Cash and cash equivalents at end of year .......... $  964      $1,364      $  760
                                                    ======      ======      ======
See accompanying notes.


20  Texas Instruments Incorporated and Subsidiaries   1996 Annual Report



                                                                                       Treasury
                                                    Common      Paid-In   Retained      Common
Stockholders' Equity                                 Stock      Capital   Earnings       Stock       Other
----------------------------------------------------------------------------------------------------------
Balance, December 31, 1993 .................       $   91      $  932      $1,307      $   (5)     $  (10)

1994
----
  Net income ...............................                                  691
  Dividends declared on common
    stock ($.47 per share) .................                                  (86)
  Common stock issued:
    To profit sharing trusts................                       31
    On exercise of stock options ...........            2          60                       3
  Other stock transactions, net ............                       18                      (4)
  Pension liability adjustment .............                                                           10
  Cash investments adjustment...............                                                           (1)
                                                   ------      ------      ------      ------      ------
Balance, December 31, 1994 .................           93       1,041       1,912          (6)         (1)

1995
----
  Net income ...............................                                1,088
  Dividends declared on common
    stock ($.64 per share) .................                                 (119)
  Two-for-one common stock split............           94         (94)
  Common stock issued:
    On exercise of stock options ...........            3          81                       6
    On conversion of debentures ............                       20
  Other stock transactions, net ............                       33                     (12)
  Pension liability adjustment .............                                                          (45)
  Cash investments adjustment...............                                                            1
                                                   ------      ------      ------      ------      ------
Balance, December 31, 1995 .................          190       1,081       2,881         (12)        (45)


1996
----
  Net income ...............................                                   63
  Dividends declared on common
    stock ($.68 per share) .................                                 (130)
  Common stock issued on exercise
    of stock options .......................                       28
  Other stock transactions, net ............                        7
  Pension liability adjustment .............                                                            6
  Equity and cash investments
    adjustment .............................                                                           28
                                                   ------       -----      ------      ------      ------
Balance, December 31, 1996 .................       $  190      $1,116      $2,814      $  (12)     $  (11)
                                                   ======      ======      ======      =======     =======

  See accompanying notes.

       1996 Annual Report   Texas Instruments Incorporated and Subsidiaries 21

















NOTES TO FINANCIAL STATEMENTS

Accounting Policies and Practices
------------------------------------------------------------------------------
     The consolidated financial statements include the accounts of all subsidiaries. The preparation of financial statements requires the use of estimates from which final results may vary. Intercompany balances and transactions have been eliminated. The U.S. dollar is the functional currency for financial reporting. With regard to accounts recorded in currencies other than U.S. dollars, current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at year end. Inventories, property, plant and equipment and depreciation thereon are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate month-end rate of exchange. Net currency exchange gains and losses from remeasurement and forward currency exchange contracts to hedge net balance sheet exposures are charged or credited on a current basis to other income (expense) net. Gains and losses from forward currency exchange contracts and interest rate swaps to hedge specific transactions are included in the measurement of the related transactions.

     As discussed in the Discontinued Operations footnote, the consolidated financial statements have been restated to classify TI's Defense Systems and Electronics business as discontinued operations. Also, beginning in 1996, the company has made reclassifications to its statement of income to conform with current industry practices. Research and development expense, which was previously included in cost of revenues, is now presented separately. Also, employees' retirement and profit sharing plans expense, previously separately reported, is now allocated throughout operating costs and expenses, consistent with other employee benefit costs. Prior year amounts have been reclassified to conform with the 1996 presentation.

     Inventories are stated at the lower of cost, current replacement cost or estimated realizable value. Cost is generally computed on a currently adjusted standard (which approximates current average costs) or average basis.

     Revenues are generally recognized as products are shipped or services are rendered. Royalty revenue is recognized by the company upon fulfillment of its contractual obligations and determination of a fixed royalty amount, or, in the case of ongoing royalties, upon sale by the licensee of royalty-bearing products, as estimated by the company.

     Substantially all depreciation is computed by either the declining-balance method (primarily 150 percent declining method) or the sum-of-the-years-digits method. Fully depreciated assets are written off against accumulated depreciation.

     Advertising costs are expensed as incurred. Advertising expense was $124 million in 1996, $131 million in 1995 and $87 million in 1994.

     Earnings per common and common equivalent share are based on average common and common equivalent shares outstanding (192,117,119 shares, 193,630,826 shares and 190,854,565 shares for 1996, 1995 and 1994). Shares issuable upon exercise of dilutive stock options and upon conversion of dilutive convertible debentures are included in average common and common equivalent shares outstanding. In computing per-share earnings, net income is increased by $2 million in both 1995 and 1994 for interest (net of tax and profit sharing effect) on the convertible debentures considered dilutive common stock equivalents.





Discontinued Operations
------------------------------------------------------------------------------
On January 6, 1997, TI and Raytheon Company announced that their boards of directors had approved a definitive agreement dated as of January 4, 1997, for Raytheon to purchase TI's Defense Systems and Electronics business (DSE) for $2.95 billion in cash. The transaction is subject to Hart-Scott-Rodino antitrust review and is expected to close in the second quarter of 1997. The consolidated financial statements of TI have been restated to present the DSE operations, assets and liabilities as discontinued operations.

The assets and liabilities of DSE have been classified on the balance sheet as net assets of discontinued operations and consist of the following:

                                                   Millions of dollars
                                                   -------------------
                                                     1996        1995
                                                   -------     -------
  Accounts receivable .........................      $278        $240
  Inventories (net of progress billings) ......       221         157
  Prepaid expenses ............................         1          --
  Current deferred income taxes ...............        91          96
  Property, plant and equipment (net) .........       296         293
  Noncurrent deferred income taxes ............        62          54
  Other assets ................................        40          47
                                                     ----        ----
    Total assets of DSE .......................       989         887
                                                     ----        ----
  Accounts payable and accrued expenses .......       234         259
  Accrued retirement costs ....................       226         207
                                                     ----        ----
    Total liabilities of DSE ..................       460         466
                                                     ----        ----
  Net assets of discontinued operations .......      $529        $421
                                                     ====        ====

     The net income from operations of DSE has been classified on the statement of income as income from discontinued operations. Summarized results of discontinued operations are as follows:

                                                  Millions of dollars
                                               --------------------------
                                                1996      1995      1994
                                               ------    ------    ------
  Net revenues ............................... $1,773    $1,720    $1,707
  Income before provision for income taxes ...    175       149       155
  Provision for income taxes .................     66        57        56
  Income from discontinued operations ........    109        92        99

     The Defense Systems and Electronics business includes products such as radar systems, navigation systems, infrared surveillance and fire control systems, defense suppression missiles, missile guidance and control systems, and electronic warfare systems, which are sold to the U.S. government (either directly or through prime contractors) and to international customers approved by the U.S. government. TI has provided various ongoing services to DSE including, but not limited to, facilities management, data processing, security, payroll and employee benefits administration, insurance administration, duplicating and telecommunications services. Their inclusion in discontinued operations is based upon TI's intercorporate allocation procedures for such services. The allocation basis of these


22   Texas Instruments Incorporated and Subsidiaries    1996 Annual Report



























































expenses and all other central operating costs is first on the basis of direct usage when identifiable, with the remainder allocated among DSE and other TI businesses on the basis of their respective revenues, headcount or other measures. These expenses allocated to DSE totaled $163 million in 1996, $167 million in 1995 and $161 million in 1994. It is expected that TI will reach agreements for payments from Raytheon to continue to provide certain of these services on an ongoing basis and others on a transition basis to DSE following Raytheon's acquisition.

    Income from discontinued operations for 1996 includes the effect of a fourth quarter pretax charge of $32 million for voluntary and involuntary severance actions in the United States. These actions were essentially completed by year-end 1996 and affected approximately 700 DSE employees.

Cash Equivalents and Investments
------------------------------------------------------------------------------
Debt securities with original maturities within three months are considered cash equivalents. Debt securities with original maturities beyond three months have remaining maturities within 13 months and are considered short-term investments. These cash equivalent and short-term investment debt securities are available for sale and stated at fair value, which approximates their specific amortized cost. As of December 31, 1996, these debt securities consisted primarily of the following types: U.S. government ($9 million), corporate ($413 million), and asset-backed commercial paper ($300 million). At December 31, 1995, these debt securities consisted primarily of the following types: U.S. government ($205 million), corporate ($667 million), and asset-backed commercial paper ($405 million). Gross realized and unrealized gains and losses for each of these security types were immaterial in 1996, 1995 and 1994. Proceeds from sales of these cash equivalent and short-term investment debt securities in 1996, 1995 and 1994 were $10 million, $190 million and $75 million.

     Adjustments to fair value of cash equivalent and short-term investments as well as noncurrent publicly traded equity investments are recorded as an increase or decrease in stockholders' equity. At December 31, 1996, this adjustment, net of a deferred tax effect of $15 million, was an increase of $28 million (zero for cash equivalent and short-term investments and $28 million for noncurrent equity investments). At year-end 1995 and 1994, this adjustment was zero and a decrease of $1 million. Gross realized and unrealized holding gains and losses and proceeds from sales of equity investments were immaterial in 1996, 1995 and 1994. The aggregate fair value of these noncurrent equity investments at December 31, 1996 was $63 million compared to their original cost of $20 million. Similar amounts for 1995 were immaterial.


Inventories
---------------------------------------------------------------------------

                                                        Millions of Dollars
                                                        -------------------
                                                          1996        1995
                                                         ------      ------
Raw materials and purchased parts ....................   $  111      $  209
Work in process ......................................      361         341
Finished goods .......................................      231         428
                                                         ------      ------
Inventories ..........................................   $  703      $  978
                                                         ======      ======

     To secure access to additional semiconductor plant capacity, TI participates in several joint ventures formed to construct and operate DRAM semiconductor manufacturing facilities. Upon formation of the ventures TI contributed technology and cash to acquire minority interests and entered into long-term inventory purchase commitments with each joint venture. Under the agreements, TI purchases the output of the ventures at prices based upon percentage discounts from TI's average selling prices. This pricing method is designed to help reduce the effect of market volatility on TI, although it may not be able to fully comprehend a sharp decline in average unit prices. Certain co-venturers have the right to buy a portion of the output from TI. Under the ventures' financing arrangements, the venturers have provided certain debt and other guarantees. At December 31, 1996 and 1995, TI was contingently liable for an aggregate of $25 million and $40 million of such guarantees. Inventory purchases from the ventures aggregated $1176 million in
1996, $1779 million in 1995 and $908 million in 1994.   Receivables from and
payables to the ventures were $43 million and $66 million at December 31, 1996, and $25 million and $223 million at December 31, 1995.

     The purpose of the joint ventures is to provide semiconductor output for TI and other co-venturers. As a result, TI expects to recover its cost of the ventures through sale of the semiconductor output, and is amortizing its cost of the ventures over the expected initial output period of 3 to 5 years, and recognizing its share of any cumulative venture net losses in excess of
amortization.   The related expense charged to operations was $33 million in
1996, $15 million in 1995 and $15 million in 1994.

Property, Plant and Equipment at Cost
---------------------------------------------------------------------------

                                                        Millions of Dollars
                                                        -------------------

                                    Depreciable Lives     1996        1995
                                    -----------------    ------      ------
Land ............................                        $   89      $   71
Buildings and improvements ......      5-40 years         2,372       1,711
Machinery and equipment .........      3-10 years         4,251       3,098
                                                         ------      ------
Total ...........................                        $6,712      $4,880
                                                         ======      ======

    Authorizations for property, plant and equipment expenditures in future years were approximately $795 million at December 31, 1996 and $1620 million at December 31, 1995.
















Accounts Payable and Accrued Expenses
---------------------------------------------------------------------------

                                                        Millions of Dollars
                                                        -------------------
                                                          1996        1995
                                                         ------      ------
Accounts payable ....................................    $  775      $1,044

Advance payments ....................................        84         144

Accrued salaries, wages, severance
 and vacation pay ...................................       309         368

Other accrued expenses and liabilities ..............       772         757
                                                         ------      ------

Total ...............................................    $1,940      $2,313
                                                         ======      ======

       1996 Annual Report   Texas Instruments Incorporated and Subsidiaries 23







































NOTES TO FINANCIAL STATEMENTS
(continued)

Debt and Lines of Credit
---------------------------------------------------------------------------


                                                        Millions of Dollars
                                                        -------------------
Long-Term Debt                                            1996        1995
--------------                                           -----       -----
9.0% notes due 1999 ...................................  $   --      $  150
6.75% notes due 1999 ..................................     200          --
6.875% notes due 2000 .................................     200          --
9.0% notes due 2001 ...................................     150         150
6.65% notes, due in installments through 2001 .........     200          --
9.25% notes due 2003 ..................................     150         150
6.125% notes due 2006 .................................     300          --
8.75% notes due 2007 ..................................     150         150
3.98% to 6.10% Italian lira mortgage notes
 (17% swapped for 1.60% U.S. dollar obligation) .......     200         104
2.75% convertible subordinated
 debentures due 2002 ..................................     103         103
Other .................................................      59          10
                                                         ------      ------
                                                          1,712         817

Less current portion long-term debt ...................      15          13
                                                         ------      ------
Total .................................................  $1,697      $  804
                                                         ======      ======


    In the first quarter of 1996, the company issued $300 million of 6.125% notes due 2006 and, in the third quarter, redeemed, at par, $150 million of 9.0% notes due 1999. In July 1996, the company acquired Silicon Systems, Inc., via a stock purchase agreement for $340 million in cash plus the assumption of $235 million 4.0% long-term notes ($217 million, as imputed to the then prevailing market interest rate of 6.65%) to TDK Corp. of Japan. The cash payment, initially financed by a draw down on TI's existing line of bank credit, was permanently financed through the company's issuance on July 26 of $400 million of notes due 1999 and 2000.

    The convertible subordinated debentures may be redeemed at the company's option at specified prices. The debentures are convertible at the holder's option into an aggregate 2,493,031 shares of TI common stock at a common stock conversion price of $41.4375 per share.

    A portion of the coupon rates for the notes due 2001 and 2007 (in 1995, notes due 1999, 2001, 2003 and 2007) have been swapped for commercial-paper-based or LIBOR-based variable rates through March 1997, resulting in a combination of fixed plus short-term variable rates for an effective interest rate of approximately 9.1% and 9.5% as of December 31, 1996 and 1995. The Italian lira mortgage notes, and related swaps, are due in installments through 2005. The mortgage notes are collateralized by real estate and building equipment.

    Interest incurred on loans in 1996, 1995 and 1994 was $108 million, $69 million and $58 million. Of these amounts, $35 million in 1996, $21 million in 1995 and $13 million in 1994 were capitalized as a component of capital asset construction costs. Interest paid on loans (net of amounts capitalized) was $54 million in 1996, $48 million in 1995 and $53 million in 1994.

    Aggregate maturities of long-term debt due during the four years subsequent to December 31, 1997, are as follows:

                                                      Millions of Dollars
                                                      -------------------
1998 .................................................     $    60

1999 .................................................         267

2000 .................................................         314

2001 .................................................         229

    The company maintains lines of credit to support commercial paper borrowings and to provide additional liquidity. These lines of credit totaled $696 million at December 31, 1996 and $538 million at December 31, 1995. Of these amounts, at December 31, 1996 and 1995, $600 million and $440 million exist to support outstanding and future commercial paper borrowings or short-term bank loans. At December 31, 1996, outstanding commercial paper borrowings of $299 million with a weighted-average interest rate of 5.49% are included in current loans payable.

Financial Instruments and Risk Concentration
------------------------------------------------------------------------------
Financial instruments: In addition to the swaps discussed in the preceding note, as of December 31, 1996, the company had forward currency exchange contracts outstanding of $333 million to hedge net balance sheet exposures (including $82 million to buy deutsche mark, $48 million to sell yen, and $36 million to sell French francs). At December 31, 1995, the company had forward currency exchange contracts outstanding of $303 million to hedge net balance sheet exposures (including $78 million to buy deutsche mark, $40 million to buy Singapore dollars, and $36 million to buy yen). As of December 31, 1996 and 1995, the carrying amounts and current market settlement values of these swaps and forward contracts were not significant.

    The company uses forward currency exchange contracts, including the lira note swaps, to minimize the adverse impacts from the effect of exchange rate fluctuations on the company's underlying non-U.S. net balance sheet exposures. The interest rate swaps for the company's notes due 2001 and 2007 (in 1995, notes due 1999, 2001, 2003 and 2007) are used to change the characteristics of the interest rate stream on the debt from fixed rates to a combination of fixed plus short-term variable rates in order to achieve a mix of interest rates which, over time, is expected to moderate financing costs. The effect of these interest rate swaps was to increase interest expense by $2 million and $6 million in 1996 and 1995 and reduce interest expense by $8 million in 1994. These interest rate swaps are sensitive to interest rate changes. If short-term interest rates increase (decrease) by one percentage point from year-end 1996 rates, annual interest expense would increase (decrease) by $3 million.

    In order to minimize its exposure to credit risk, the company limits its counterparties on the forward currency exchange contracts and interest rate swaps to investment-grade rated financial institutions.

    As of December 31, 1996, and 1995, the fair value of long-term debt, based on current interest rates, was approximately $1759 million and $902 million, compared with the carrying amount of $1712 million and $817 million.

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


24  Texas Instruments Incorporated and Subsidiaries  1996 Annual Report






















































customer base, and their dispersion across different industries and geographic areas. The company maintains an allowance for losses based upon the expected collectibility of accounts receivable.

Stockholders' Equity
------------------------------------------------------------------------------
The company is authorized to issue 10,000,000 shares of preferred stock. None are currently outstanding.

    Each outstanding share of the company's common stock carries half a stock purchase right. Under certain circumstances, each right may be exercised to purchase one one-hundredth of a share of the company's participating cumulative preferred stock for $200. Under certain circumstances following the acquisition of 20% or more of the company's outstanding common stock by an acquiring person (as defined in the rights agreement), each right (other than rights held by an acquiring person) may be exercised to purchase common stock of the company or a successor company with a market value of twice the $200 exercise price. The rights, which are redeemable by the company at 1 cent per right, expire in June 1998.

Research and Development Expense
---------------------------------------------------------------------------

Research and development expense, which totaled $1181 million in 1996, $842 million in 1995 and $578 million in 1994, included a one-time charge in 1996 of $192 million for the value of acquired in-process research and development as a result of the acquisition of Silicon Systems, Inc., a semiconductor enterprise. There was no tax offset associated with this one-time charge.

Other Income (Expense) Net
---------------------------------------------------------------------------

                                                  Millions of Dollars
                                             ------------------------------
                                              1996        1995        1994
                                             ------      ------      ------
Interest income ...........................  $   62      $   87      $   51

Other income (expense) net ................      14          (8)        (45)
                                             ------      ------      ------
Total .....................................  $   76      $   79      $    6
                                             ======      ======      ======

Stock Options
-----------------------------------------------------------------------------

The company has stock options outstanding to participants under the Texas Instruments 1996 Long-Term Incentive Plan, approved by stockholders on
April 18, 1996. Options are also outstanding under the 1984 and 1988 Stock Option Plans and the Texas Instruments Long-Term Incentive Plan; however, no further options may be granted under these plans. Under all these stockholder-approved plans, the exercise price per share may not be less than 100 percent of the fair market value on the date of the grant. Substantially all the options have a 10-year term and do not become exercisable until after eight years, although exercisability may be accelerated to the extent that earnings per share goals are achieved.

    Under the 1996 Long-Term Incentive Plan, the company may grant stock options, including incentive stock options; restricted stock and restricted stock units; performance units; and other stock-based awards, including stock appreciation rights. The plan provides for the issuance of 18,500,000 shares of the company's common stock; in addition, if any award under the 1984 or 1988 Stock Option Plans or the Long-Term Incentive Plan terminates, then any unissued shares subject to the terminated award become available for granting awards under the 1996 Long-Term Incentive Plan. No more than 2,000,000 shares of common stock may be awarded as restricted stock, restricted stock units or other stock-based awards under the plan. In 1996, 55,014 shares of restricted stock units, which vest over 1 to 5 years, were granted (weighted-average award-date value of $45.31 per share). In addition, 34,906 previously unissued shares were issued as Annual Incentive Plan stock awards in 1996 (weighted-average award-date value of $46.56 per share). Compensation expense for restricted stock units and annual stock awards totaled $1.6 million in 1996.

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

    Stock option transactions during 1996, 1995 and 1994 were as follows:


                                Long-Term
                                Incentive   Weighted-                  Weighted-
                                and Stock    Average     Employees      Average
                                  Option     Exercise   Stock Option    Exercise
                                  Plans       Price     Purchase Plan     Price
                                ---------   ---------   -------------   ---------
Balance, Dec. 31, 1993 .......  8,904,496    $20.51       1,036,612      $29.94
 Granted .....................  1,719,500     35.21         685,124<F1>*  41.07
 Forfeited ...................    (99,202)    26.51        (141,958)      35.27
 Expired .....................         --        --              --          --
 Exercised<F2>** ............. (2,365,240)    19.28        (630,996)      28.16
                               ----------    ------       ---------      ------
Balance, Dec. 31, 1994 .......  8,159,554     23.91         948,782       38.37
 Granted .....................  2,911,760     35.68         982,948<F1>*  59.32
 Forfeited ...................   (118,364)    33.68        (110,485)      48.45
 Expired .....................         --        --              --          --
 Exercised<F2>** ............. (3,070,378)    20.97        (687,536)      37.41
                               ----------    ------       ---------      ------
Balance, Dec. 31, 1995 .......  7,882,572     29.24       1,133,709       56.13
 Granted .....................  2,663,375     45.84         848,546<F1>*  56.25
 Forfeited ...................   (198,739)    26.16        (399,909)      58.43
 Expired .....................         --        --              --          --
 Exercised<F2>** .............   (434,660)    25.80        (386,162)      50.36
                               ----------    ------      ----------      ------
Balance, Dec. 31, 1996          9,912,548    $33.91       1,196,184      $57.31
                                =========    ======       =========      ======

<F1> * Excludes options offered but not accepted.
<F2>** Includes previously unissued shares and treasury shares of 820,822 and zero; 3,656,872 and 101,042; and 2,938,686 and 57,550 for 1996, 1995 and 1994.

     In accordance with the terms of APB No. 25, the company records no compensation expense for its stock option awards. As required by SFAS
No. 123, the company provides the following disclosure of hypothetical values for these awards. The weighted-average grant-date value of options granted during 1996 was estimated to be $18.47 under the Long-Term Incentive Plans (Long-Term Plans) and $12.10 under the Employees Stock Option Purchase Plan (Employees Plan). These values were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected

      1996 Annual Report    Texas Instruments Incorporated and Subsidiaries 25
NOTES TO FINANCIAL STATEMENTS
(continued)

dividend yields of 1.48% (Long-Term Plans) and 1.21% (Employees Plan), expected volatility of 39%, risk-free interest rates of 5.42% (Long-Term Plans) and 6.15% (Employees Plan); and expected lives of 6 years (Long-Term Plans) and 1.5 years (Employees Plan). Had compensation expense been recorded based on these hypothetical values, the company's 1996 net income would have been $40 million, or $0.21 per share. A similar computation for 1995 would have resulted in net income of $1078 million, or $5.57 per share. Because options vest over several years and additional option grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.


     Summarized information about stock options outstanding under the Long-Term Plans and Stock Option Plans at December 31, 1996, is as follows:


                     Options Outstanding                      Options Exercisable
------------------------------------------------------------  --------------------
                                      Weighted-    Weighted-   Number    Weighted-
                     Number            Average      Average  Exercisable  Average
  Range of         Outstanding        Remaining     Exercise at Dec. 31,  Exercise
Exercise Prices  at Dec. 31, 1996  Contractual Life  Price      1996       Price
---------------  ----------------  ---------------- -------- -----------  --------
$16.41 to 27.38     3,263,288          4.5 years     $21.63   3,263,288    $21.63
 35.10 to 49.50     6,553,410          8.2            39.55   2,245,578     35.51
 51.13 to 81.19        95,850          8.9            66.93      35,500     72.31
---------------    ----------         ----           ------   ---------    ------
$16.41 to 81.19     9,912,548          7.0           $33.91   5,544,366    $27.58
===============    ==========         ====           ======   =========    ======

At December 31, 1996, the stock options outstanding under the Employees Plan have exercise prices of $56.25 or $59.32, depending on the year of grant, and a weighted-average remaining contractual life of 1.3 years. Of the total outstanding options, 412,022 are exercisable at year-end 1996.

     In connection with the purchase of DSE by Raytheon Company, vested TI options held by DSE employees under the Long-Term Plans and Stock Option Plans will be modified by TI to retain their full contractual life instead of expiring within three months of the DSE transaction. As a result, an expense charge to discontinued operations will be recorded at the time of the transaction closing. Unvested Long-Term Plan options will be canceled and replaced by Raytheon Company with Raytheon options. Vested Employees Plan options will expire three months after closing. Unvested Employees Plan options will be canceled and payroll deductions, with interest, will be refunded. At December 31, 1996, options held by DSE employees were as follows:


                                  Long-Term and
                                Stock Option Plans    Employee Plan
                                ------------------    -------------
              Vested .........       489,337             113,868
              Unvested .......       279,363             214,806

At year-end 1996, 18,415,865 shares were available for future grants under the 1996 Long-Term Incentive Plan and 2,237,858 shares under the Employees Stock Option Purchase Plan. As of year-end 1996, 28,765,675 shares were reserved for issuance under the company's stock option and incentive plans and

3,434,042 shares were reserved for issuance under the Employees Stock Option Purchase Plan.

    The company acquires its common stock from time to time for use in connection with exercise of stock options and other stock transactions. Treasury shares acquired in 1996, 1995 and 1994 were 7,730 shares, 135,001 shares and 59,198 shares. Previously unissued common shares issued under the Long-Term Incentive Plan and the Annual Incentive Plan in 1996, 1995 and 1994 were 49,036 shares, 16,386 shares and 46,330 shares. Treasury shares issued under the Texas Instruments Restricted Stock Unit Plan for Directors in 1996 were 2,334 shares.

Profit Sharing and Retirement Plans
-----------------------------------------------------------------------------
The company provides various incentive plans for employees, including general profit sharing and savings programs as well as an Annual Incentive Plan for key employees. The company also provides pension and retiree health care benefit plans in the U.S. and pension plans in certain non-U.S. locations.

    Profit sharing: There was no profit sharing expense in 1996. Profit sharing expense was $257 million in 1995 and $133 million in 1994. Under the plans, unless otherwise provided by local law, the company and certain of its subsidiaries contribute a portion of their net profits equal to 25% of the amount by which consolidated income (as defined) before profit sharing and income taxes exceeds 8% of the company's consolidated average assets for the year. Effective 1995, the majority of the profit sharing plans worldwide provide that, depending on the individual plan, from 50% to 100% of the profit sharing earned by employees is paid in cash to the eligible participants with the balance contributed to a deferred plan. For non-U.S. employees, contributions to a deferred plan generally are invested in TI common stock. For U.S. employees, several investment options, including TI common stock, are available.

    Except in the event of company contributions in stock, investments in TI common stock are made by the trustees through purchases of outstanding shares or through purchases of shares offered from time to time by the company. The board of directors has authorized the issuance of previously unissued shares for purposes of the plans; 4,616,918 of such shares were available for future issuance at December 31, 1996.

    The trustees of the profit sharing plans purchased 3,123,905 outstanding shares of TI common stock in 1996 (4,762,460 shares in 1995 and 1,881,815 shares in 1994) and no previously unissued shares in 1996 and 1995 (403,945 shares in 1994) for use in the profit sharing plans and savings program.

    Savings program: The company provides a matched savings program whereby U.S. employees' contributions of up to 4% of their salary are matched by the company at the rate of 50 cents per dollar. Contributions are subject to statutory limitations. The contributions may be invested in several investment funds including TI common stock. The company's expense under this program was $17 million in 1996, $14 million in 1995 and $13 million in 1994.

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

26   Texas Instruments Incorporated and Subsidiaries   1996 Annual Report

expected effects of such amendments have been considered in calculating U.S. pension expense. The company's funding policy is to contribute to the plan at least the minimum amount required by ERISA. Plan assets consist primarily of common stock, U.S. government obligations, commercial paper and real estate.

    As noted in the Discontinued Operations footnote, accrued retirement costs of $226 million at year-end 1996 and $207 million at year-end 1995, consisting primarily of the U.S. pension plan and the retiree health care benefit plan obligations and assets related to DSE employees, is included in discontinued operations. The following information on pension and retiree health care benefit plans excludes discontinued operations amounts.

    Pension expense of the U.S. plan includes the following components:

                                                   Millions of Dollars
                                            --------------------------------
                                             1996         1995         1994
                                            ------       ------       ------
Service cost - benefits earned
 during the period ......................   $   40       $   31       $   35
Interest cost on projected benefit
 obligation .............................       51           44           42
Return on plan assets:
 Actual return ..........................     (123)         (95)          10
 Deferral ...............................       82           57          (47)
Net amortization ........................       (2)          (5)          (4)
                                            ------       ------       ------
U.S. pension expense ....................   $   48       $   32       $   36
                                            ======       ======       ======

     The funded status of the U.S. plan was as follows:

                                                   Millions of Dollars
                                                   -------------------
                                                     1996        1995
                                                   -------     -------
Actuarial present value at Dec. 31 of:
 Vested benefit obligation ....................    $  (540)    $  (434)
                                                   =======     =======
 Accumulated benefit obligation ...............    $  (595)    $  (493)
                                                   =======     =======
 Projected benefit obligation .................    $  (819)    $  (750)
Plan assets at fair value .....................        611         546
                                                   -------     -------
Projected benefit obligation in excess of
 plan assets ..................................       (208)       (204)
Unrecognized net asset from initial
 application of SFAS 87 .......................        (20)        (42)
Unrecognized net loss .........................          8          60
Unrecognized prior service cost ...............         18          23
                                                   -------     -------
Accrued pension at Dec. 31 ....................       (202)       (163)
Less current portion ..........................         45          43
                                                   -------     -------
Accrued U.S. pension costs ....................    $  (157)    $  (120)
                                                   =======     =======

    The projected benefit obligations for 1996 and 1995 were determined using assumed discount rates of 7.25% and 7.0% and an assumed average long-term pay progression rate of 4.25%. The assumed long-term rate of return on plan assets was 9.0%.

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

    Pension expense of the non-U.S. plans includes the following components:


                                                 Millions of Dollars
                                            -------------------------------
                                             1996         1995        1994
                                            ------       ------      ------
Service cost - benefits earned
 during the period ......................   $   64       $   59      $   56
Interest cost on projected benefit
 obligations ............................       34           38          32
Return on plan assets:
 Actual return ..........................      (49)         (32)        (15)
 Deferral ...............................       14           (3)        (15)
Net amortization ........................       13           10          11
                                            ------       ------      ------
Non-U.S. pension expense ................   $   76       $   72      $   69
                                            ======       ======      ======






























The funded status of the non-U.S. plans was as follows:

                                                  Millions of Dollars
                                                 ---------------------
                                                  1996           1995
                                                 ------         ------
Actuarial present value at Sept. 30 of:
 Vested benefit obligations ..................   $ (535)        $ (523)
                                                 ======         ======
 Accumulated benefit obligations .............   $ (696)        $ (619)
                                                 ======         ======
 Projected benefit obligations ...............   $ (940)        $ (873)
Plan assets at fair value ....................      500            448
                                                 ------         ------
Projected benefit obligations in excess of
 plan assets .................................     (440)          (425)
Unrecognized net liabilities from initial
 application of SFAS 87 ......................       18             21
Unrecognized net loss ........................      236            253
Unrecognized prior service cost ..............       12              5
                                                 ------         ------
Accrued non-U.S. pension at Sept. 30 .........     (174)          (146)
Additional minimum liability .................      (48)           (56)
Adjustments from Sept. 30 to Dec. 31 .........       (3)            (5)
Less prepaid pension costs at Dec. 31 ........       13             12
                                                 ------         ------
Accrued pension at Dec. 31 ...................     (238)          (219)
Less current portion .........................        4             12
                                                 ------         ------
Accrued non-U.S. pension costs ...............   $ (234)        $ (207)
                                                 ======         ======

    The range of assumptions used for the non-U.S. plans reflects the different economic environments within the various countries. The projected benefit obligations were determined using a range of assumed discount rates of 3.25% to 8.0% in 1996 and 1995 and a range of assumed average long-term pay
progression rates of 3.0% to 6.0% in 1996 and 3.5% to 6.0% in 1995.   The
range of assumed long-term rates of return on plan assets was 7.0% to 9.0%. Accrued pension at December 31 includes approximately $111 million in 1996 and $101 million in 1995 for two non-U.S. plans that are not funded. Pension accounting rules require recognition in the balance sheet of an additional minimum pension liability equal to the excess of the accumulated benefit obligation over the fair value of the plan assets. A corresponding amount is recognized as an intangible asset, not to exceed the amount of unrecognized prior service cost, with the balance recorded as a reduction of stockholders' equity. As of December 31, 1996 and 1995, the company has recorded an additional non-U.S. minimum pension liability of $48 million and $56 million and an equity reduction of $39 million and $45 million.

    Retiree health care benefit plan: The company's U.S. employees are currently eligible to receive, during retirement, specified company-paid medical benefits. The plan is contributory and premiums

      1996 Annual Report   Texas Instruments Incorporated and Subsidiaries  27






NOTES TO FINANCIAL STATEMENTS
(continued)

are adjusted annually. For employees retiring on or after January 5, 1993, the company has specified a maximum annual amount per retiree, based on years of service, that it will pay toward retiree medical premiums. For employees who retired prior to that date, the company maintains a consistent level of cost sharing between the company and the retiree. Any funding of the plan obligation will be at amounts determined at the discretion of management.

    Expense of the retiree health care benefit plan includes the following components:

                                                     Millions of Dollars
                                                     -------------------
                                                 1996       1995       1994
                                                ------     ------     ------
Service cost - benefits earned
 during the period ...........................  $    4     $    4     $    3
Interest cost on accumulated
 postretirement benefit obligation ...........      22         23         24
                                                ------     ------     ------
Retiree health care benefit expense ..........  $   26     $   27     $   27
                                                ======     ======     ======

    The funded status of the plan was as follows:

                                                      Millions of Dollars
                                                      -------------------
                                                        1996        1995
                                                       ------      ------
Actuarial present value at Dec. 31 of accumulated
 postretirement benefit obligation:
  Retirees .......................................     $ (239)     $ (235)
  Fully eligible employees .......................        (11)        (16)
  Other employees ................................        (62)        (76)
                                                       ------      ------
Accumulated postretirement benefit obligation ....       (312)       (327)
Unrecognized net (gain) loss .....................        (23)          6
Unrecognized prior service cost ..................         (7)         (7)
                                                       ------      ------
Accrued at Dec. 31 ...............................       (342)       (328)
Less current portion .............................         14          12
                                                       ------      ------
Accrued retiree health care benefit costs ........     $ (328)     $ (316)
                                                       ======      ======

    Retiree health care benefit amounts were determined using health care cost trend rates of 7.3% for 1997 decreasing to 5.0% by 2000, and assumed discount rates of 7.25% for 1996 and 7.0% for 1995. Increasing the health care cost trend rates by 1% would have increased the accumulated postretirement benefit obligation at December 31, 1996, by $16 million and 1996 plan expense by $2 million.

    Special actions: In the fourth quarter of 1996, the company took a pretax charge of $208 million, of which $91 million was for severance for cost reduction actions consisting of a voluntary retirement program in the United States and selected involuntary employment reductions worldwide. These actions, which primarily involved the components and digital products segments were essentially completed by year-end 1996 and affected approximately 2,600 employees. The balance of the charge, $117 million, was for asset write-downs on several product lines, primarily the mobile computing business. In 1994, the company took a pretax charge of $126 million for restructuring of its European operations and divestiture of certain non-strategic product lines. These actions were essentially completed by year-end 1995.

Industry Segment and Geographic Area Operations
-----------------------------------------------------------------------------
The company is engaged in the development, manufacture and sale of a variety of products in the commercial electronic and electrical industry primarily for industrial and consumer markets. These products and their markets consist of the following: components (semiconductors, such as integrated circuits, discrete devices and subassemblies, and electrical and electronic control devices) which are sold primarily to original equipment manufacturers principally through the company's own marketing organizations and to a lesser extent through distributors; digital products (such as electronic calculators, software productivity tools, mobile computing products and other electronic systems) which are marketed through various channels, including system suppliers, business equipment dealers, distributors, retailers and direct sales to end-users and original equipment manufacturers. In 1996, the company sold substantially all of its custom manufacturing services business and its printer business, which were part of the digital products segment. Subsequent to year-end 1996, the company entered into an agreement to sell its mobile computing business. The company also produces metallurgical materials (including clad metals, precision-engineered parts and electronic connectors) which are primarily sold directly to original equipment manufacturers.

    The company's business is based principally on its broad semiconductor technology and application of this technology to digital solutions for the networked society.

    Industry segment and geographic area profit (loss) is not equivalent to income (loss) before provision for income taxes due to exclusion of general corporate expenses, net interest, currency exchange gains and losses, and other items along with elimination of unrealized profit in assets. Profit sharing expense is allocated to segment results based on payroll costs. Beginning the fourth quarter of 1995, for geographic area purposes responsibility for certain interarea product transfers was changed consistent with the company's pan-European operations approach. The effect of this change on 1995 geographic area results was to increase Europe profits and decrease U.S. profits by approximately $70 million. Additionally, prior to 1995, for geographic area purposes U.S. interarea product transfers for further processing were recorded as cost credits. In 1995, such transfers are recorded as interarea revenues. The effect of this change was to increase 1995 U.S. interarea revenues by approximately $960 million. Royalty revenue from patent license agreements is included in the U.S. geographic net revenues and (except for royalty revenue from microcomputer system patent license agreements, which is included in the digital products segment) is principally included in the components segment.

    Identifiable assets are those associated with segment or geographic area operations, excluding unallocated cash and short-term investments, internal company receivables and deferred income taxes. Generally, revenues between industry segments and between geographic areas are based on prevailing market prices or an approximation thereof.


28  Texas Instruments Incorporated and Subsidiaries   1996 Annual Report



Industry Segment Net Revenues
-----------------------------------------------------------------------------
                                                    Millions of Dollars
                                              -------------------------------
                                                1996        1995        1994
                                              -------      ------      ------
Components
 Trade ................................       $ 8,008      $9,419      $6,787
 Intersegment .........................            63          60          56
                                              -------      ------      ------
                                                8,071       9,479       6,843
                                              -------      ------      ------
Digital Products
 Trade ................................         1,717       1,829       1,661
 Intersegment .........................             7          23           1
                                              -------      ------      ------
                                                1,724       1,852       1,662
                                              -------      ------      ------
Metallurgical Materials
 Trade ................................           172         160         152
 Intersegment .........................            12          23          25
                                              -------      ------      ------
                                                  184         183         177
                                              -------      ------      ------
Eliminations and other ................           (39)       (105)        (74)
                                              -------     -------      ------

Total .................................       $ 9,940     $11,409     $ 8,608
                                              =======      ======      ======


Industry Segment Profit (Loss)
---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
                                              1996        1995        1994
                                             ------      ------      ------
Components ............................      $  559      $1,840      $1,107
Digital Products ......................        (207)        (55)         62
Metallurgical Materials ...............          17           2          (8)
Eliminations and corporate items ......        (392)       (317)       (274)
                                             ------      ------      ------
Income (loss) before provision for
 income taxes .........................      $  (23)     $1,470      $  887
                                             ======      ======      ======











Industry Segment Identifiable Assets
---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
                                              1996        1995        1994
                                             ------      ------      ------
Components ............................      $6,287      $5,192      $3,650
Digital Products ......................         642         930         756
Metallurgical Materials ...............          76          88          76
Eliminations and corporate items ......       1,826       2,117       1,764
Net assets of discontinued operations .         529         421         222
                                             ------      ------      ------
Total .................................      $9,360      $8,748      $6,468
                                             ======      ======      ======

Industry Segment Property, Plant and Equipment
---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
Depreciation                                  1996        1995        1994
------------                                 ------      ------      ------
Components ............................      $  851      $  612      $  514
Digital Products ......................          20          23          24
Metallurgical Materials ...............           9          11          10
Eliminations and corporate items ......          24          35          32
                                             ------      ------      ------
Total .................................      $  904      $  681      $  580
                                             ======      ======      ======

                                                  Millions of Dollars
                                             ------------------------------
Additions                                     1996        1995        1994
---------                                    ------      ------      ------
Components ............................      $1,898      $1,207      $  888
Digital Products ......................          17          32          42
Metallurgical Materials ...............           7          14           9
Eliminations and corporate items ......         141          98          81
                                             ------      ------      ------
Total .................................      $2,063      $1,351      $1,020
                                             ======      ======      ======











    The following geographic area data include revenues, costs and expenses generated by and assets employed in operations located in each area:

Geographic Area Net Revenues
---------------------------------------------------------------------------
                                                  Millions of Dollars
                                            -------------------------------
                                              1996        1995        1994
                                            -------      ------      ------
United States
 Trade ................................     $ 4,489      $5,055      $4,253
 Interarea ............................       1,605       1,467         457
                                            -------      ------      ------
                                              6,094       6,522       4,710
                                            -------      ------      ------
Europe
 Trade ................................       2,091       2,165       1,557
 Interarea ............................         462         389         253
                                            -------      ------      ------
                                              2,553       2,554       1,810
                                            -------      ------      ------
East Asia
 Trade ................................       3,280       4,122       2,729
 Interarea ............................       2,171       1,822       1,525
                                            -------      ------      ------
                                              5,451       5,944       4,254
                                            -------      ------      ------
Other Areas
 Trade ................................          80          67          69
 Interarea ............................          80          59          50
                                            -------      ------      ------
                                                160         126         119
                                            -------      ------      ------
Eliminations ..........................      (4,318)     (3,737)     (2,285)
                                            -------     -------      ------
Total .................................     $ 9,940     $11,409     $ 8,608
                                            =======      ======      ======

Geographic Area Profit (Loss)
---------------------------------------------------------------------------
                                                Millions of Dollars
                                            -------------------------------
                                              1996        1995        1994
                                            -------      ------      ------
United States .........................     $  (350)     $1,082      $  879
Europe ................................         159         203         (28)
East Asia .............................         335         287         219
Other Areas ...........................           4          (2)          5
Eliminations and corporate items ......        (171)       (100)       (188)
                                            -------      ------      ------
Income (loss) before provision
 for income taxes .....................     $   (23)     $1,470      $  887
                                            =======      ======      ======




Geographic Area Identifiable Assets
---------------------------------------------------------------------------
                                                  Millions of Dollars
                                             ------------------------------
                                              1996        1995        1994
                                             ------      ------      ------
United States .........................      $4,392      $3,071      $2,222
Europe ................................       1,238       1,299         889
East Asia .............................       1,896       2,163       1,616
Other Areas ...........................          49          46          43
Eliminations and corporate items ......       1,256       1,748       1,476
Net assets of discontinued operations .         529         421         222
                                             ------      ------      ------
Total .................................      $9,360      $8,748      $6,468
                                             ======      ======      ======

      1996 Annual Report   Texas Instruments Incorporated and Subsidiaries  29











































NOTES TO FINANCIAL STATEMENTS
(continued)

Income Taxes
----------------------------------------------------------------------------

Income (Loss) before Provision for Income Taxes
---------------------------------------------------------------------------

                                            Millions of Dollars
                                  -----------------------------------------
                                   Geographic area
                                    profit (loss)
                                  ------------------    Elims. &
                                   U.S.     Non-U.S.  corp. items    Total
                                 -------    --------  -----------   --------
1996 ........................   $  (350)     $  498     $   (171)   $   (23)
1995 ........................     1,082         488         (100)     1,470
1994.........................       879         196         (188)       887

    With the exception of interarea elimination of unrealized profit in assets, which increased $3 million in 1996, increased $5 million in 1995 and increased $18 million in 1994, the remaining corporate items consist primarily of general corporate expenses which are applicable to both U.S. and non-U.S. operations. These expenses are generally deductible for tax purposes in the U.S.

Provision (Credit) for Income Taxes
----------------------------------------------------------------------------

                                              Millions of Dollars
                                 --------------------------------------------
                                 U.S. Federal   Non-U.S.   U.S. State   Total
                                 ------------   --------   ----------   -----
1996
----
Current .......................    $(125)        $ 202       $  (3)     $  74
Deferred ......................      (44)           (6)         (1)       (51)
                                   -----         -----       -----      -----
Total .........................    $(169)        $ 196       $  (4)     $  23
                                   =====         =====       =====      =====
1995
----
Current .......................    $ 319         $ 182       $  27      $ 528
Deferred ......................      (36)          (19)          1        (54)
                                   -----         -----       -----      -----
Total .........................    $ 283         $ 163       $  28      $ 474
                                   =====         =====       =====      =====

1994
----
Current .......................    $ 217         $  94       $  16      $ 327
Deferred ......................      (16)          (18)          2        (32)
                                   -----         -----       -----      -----
Total .........................    $ 201         $  76       $  18      $ 295
                                   =====         =====       =====      =====






    Principal reconciling items from income tax computed at the statutory federal rate follow.

                                                    Millions of Dollars
                                              ------------------------------
                                               1996        1995        1994
                                              ------      ------      ------
Computed tax at statutory rate .............. $   (8)     $  515      $  310
Effect of acquired in-process R&D ...........     67          --          --
Effect of non-U.S. rates ....................     (3)        (89)        (43)
Research and experimentation tax credits ....    (11)         (5)         (2)
Effect of U.S. state income taxes............     (3)         17          12
Other .......................................    (19)         36          18
                                              ------      ------      ------
Total provision for income taxes ............ $   23      $  474      $  295
                                              ======      ======      ======

    Included in the effect of non-U.S. rates for 1996, 1995 and 1994 is a $4 million, a $93 million and a $69 million benefit from tax loss carryforward utilization reduced by certain non-U.S. taxes and losses for which no benefit was recognized. Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from such companies are expected to result in additional tax liability. The remaining undistributed earnings (approximately $760 million at December 31, 1996) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

    The primary components of deferred income tax assets and liabilities at December 31 were as follows:

                                                   Millions of Dollars
                                                   -------------------
                                                      1996       1995
                                                     ------     ------
Deferred income tax assets:
 Accrued retirement costs (pension and
  retiree health care) ............................  $  220     $  201
 Inventories and related reserves .................     193        228
 Accrued expenses .................................     186        197
 Loss carryforwards ...............................      44         46
 Other ............................................     197        170
                                                     ------     ------
                                                        840        842
                                                     ------     ------
Less valuation allowance ..........................    (134)      (192)
                                                     ------     ------
                                                        706        650
                                                     ------     ------
Deferred income tax liabilities:
 Property, plant and equipment ....................     (96)      (123)
 Other ............................................    (155)       (89)
                                                     ------     ------
                                                       (251)      (212)
                                                     ------     ------
Net deferred income tax asset .....................  $  455     $  438
                                                     ======     ======

    As of December 31, 1996 and 1995, the net deferred income tax asset of $455 million and $438 million was presented in the balance sheet, based on tax jurisdiction, as deferred income tax assets of $587 million and $532 million and deferred income tax liabilities of $132 million and $94 million. The valuation allowance shown above reflects the company's ongoing assessment regarding the realizability of certain non-U.S. deferred income tax assets. The balance of the deferred income tax assets is considered realizable based on carryback potential, existing taxable temporary differences, and expectation of future income levels comparable to recent results. Such future income levels are not assured because of the nature of the company's businesses, which are generally characterized by rapidly changing technology and intense competition.

    The company has aggregate non-U.S. tax loss carryforwards of approximately $95 million. Of this amount, $38 million expires through the year 2006 and $57 million has no expiration.

    Income taxes paid were $240 million, $384 million and $399 million for 1996, 1995 and 1994.

Rental Expense and Lease Commitments
------------------------------------------------------------------------------
Rental and lease expense was $175 million in 1996, $151 million in 1995 and $143 million in 1994. The company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment. The lease agreements frequently include purchase and renewal provisions and require the company to pay taxes, insurance and maintenance costs.

    At December 31, 1996, the company was committed under non-cancelable leases with minimum rentals in succeeding years as follows:

Non-Cancelable Leases
--------------------------------------------------------------------------

                                                       Millions of Dollars
                                                       -------------------
1997 ............................................            $ 113
1998 ............................................               79
1999 ............................................               52
2000 ............................................               38
2001 ............................................               24
Later years .....................................              158


30  Texas Instruments Incorporated and Subsidiaries   1996 Annual Report














REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) at December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Instruments Incorporated and subsidiaries at December 31, 1996 and 1995, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                Ernst & Young LLP


Dallas, Texas
January 22, 1997




     1996 Annual Report    Texas Instruments Incorporated and Subsidiaries  31























SUMMARY OF SELECTED FINANCIAL DATA

Years ended December 31               1996     1995     1994     1993     1992
-------------------------------------------------------------------------------
Millions of Dollars
Net revenues .....................  $ 9,940  $11,409  $ 8,608  $ 6,687  $ 5,456
Operating costs and expenses .....    9,966    9,970    7,682    6,157    5,233
                                    -------  -------  -------  -------  -------
Profit (loss) from operations ....      (26)   1,439      926      530      223
Other income (expense) net........       76       79        6       19        6
Interest on loans ................       73       48       45       47       51
                                    -------  -------  -------  -------  -------
Income (loss) before provision
 for income taxes ................      (23)   1,470      887      502      178
Provision for income taxes .......       23      474      295      147       51
                                    -------  -------  -------  -------  -------
Income (loss) from continuing
 operations before cumulative
 effect of accounting changes ....  $   (46) $   996  $   592  $   355  $   127
                                    =======  =======  =======  =======  =======
-------------------------------------------------------------------------------
Earnings (loss) per common and
 common equivalent share
 from continuing operations
 before cumulative effect of
 accounting changes ..............  $  (.24) $  5.15  $  3.12  $  1.89  $   .55
                                    =======  =======  =======  =======  =======
Dividends declared per
 common share ....................  $   .68  $   .64  $   .47  $   .36  $   .36
-------------------------------------------------------------------------------
Average common and common
 equivalent shares outstanding
 during year, in thousands .......  192,117  193,631  190,855  187,211  170,621
-------------------------------------------------------------------------------

As of December 31                     1996     1995     1994     1993     1992
-------------------------------------------------------------------------------
Millions of Dollars
Working capital ..................  $ 1,968   $2,566   $1,965   $1,499   $1,219
Property, plant and
 equipment (net) .................    4,162    2,894    2,277    1,870    1,804
Total assets .....................    9,360    8,748    6,468    5,471    4,847
Long-term debt ...................    1,697      804      808      694      909
Stockholders' equity .............    4,097    4,095    3,039    2,315    1,947
-------------------------------------------------------------------------------
Employees ........................   59,927   59,574   56,333   59,048   60,577
Stockholders of record ...........   32,804   30,034   28,740   29,129   31,479

Employees include persons employed in the company's Defense Systems and Electronics business.

See Notes to Financial Statements and Management Discussion and Analysis of Financial Condition and Results of Operations.




32 Texas Instruments Incorporated and Subsidiaries   1996 Annual Report








SUPPLEMENTAL FINANCIAL INFORMATION


Management Discussion and Analysis of
Financial Condition and Results of Operations
------------------------------------------------------------------------------
The management discussion and analysis of the company's financial condition and results of operations consists of the first two paragraphs of the letter to stockholders set forth on page 2 of this report and the following additional information:

                                            Change in         Change in
                                              orders,     net revenues,
  Segment                               1996 vs. 1995     1996 vs. 1995
  -----------------------------------------------------------------------
  Components ..........................      Down 27%          Down 15%
  Digital Products ....................      Down 13%          Down  7%
  -----------------------------------------------------------------------
  Total                                      Down 23%          Down 13%

                                            Change in         Change in
                                              orders,     net revenues,
  Segment                               4Q96 vs. 4Q95     4Q96 vs. 4Q95
  -----------------------------------------------------------------------
  Components ..........................      Down 17%          Down 18%
  Digital Products ....................      Down 45%          Down 47%
  -----------------------------------------------------------------------
  Total                                      Down 20%          Down 22%


1996 Results of Operations Compared with 1995
------------------------------------------------------------------------------
TI's orders for continuing operations for 1996 were $9.3 billion, down 23 percent from $12.1 billion in 1995. Significantly reduced DRAM prices in the components segment were the primary contributor to the change.

    TI's net revenues for continuing operations for 1996 were $9.9 billion, down 13 percent from $11.4 billion in 1995. The decrease in the components segment was due to significantly lower DRAM prices and reduced royalties. Digital signal processors and mixed-signal/analog products grew strongly in 1996. In the digital products segment, the sale of substantially all the Custom Manufacturing Services (CMS) business in the first quarter and the sale of the printer business in the third quarter accounted for most of the decrease.

    PFO from continuing operations for 1996, excluding the special charges, was $374 million, down from $1439 million in 1995 primarily because of significantly lower DRAM prices and reduced royalties. Including the special charges, loss from operations was $26 million.

    The special charges for continuing operations during 1996 include $192 million for in-process R&D associated with the purchase of Silicon Systems, Inc. (SSi) in the third quarter, and $91 million in the fourth quarter for severance costs related to voluntary retirement and involuntary actions, as well as $117 million for asset write-downs on certain product lines, principally mobile computing.

    Net loss from continuing operations including special charges in 1996 was $46 million, and loss per share was $0.24. Net income for the year from continuing operations, excluding the special charges, was $281 million, compared with $996 million in 1995. Earnings per share from continuing operations, excluding the special charges, were $1.46, compared with $5.15 in 1995.

    Results from continuing operations for 1995 included $257 million of profit sharing. There was no profit sharing in 1996.

    Net income including discontinued operations for the year was $63 million, and earnings per share were $0.33.

    Royalty revenues were $300 million lower in 1996 than the record royalties received in 1995. The decrease is primarily due to a reduction in royalty rates in exchange for longer-term agreements, expired licenses that have not yet been renewed, and licensees' lower DRAM revenues. Also, first-quarter 1995 royalty revenues included a favorable adjustment of $36 million related to higher-than-estimated licensee shipments in the second half of 1994.

    Payments that licensees will make over the next five years under the recently negotiated ten-year agreements with Samsung Electronics Co., Ltd., Fujitsu Limited, Oki Ltd. and Matsushita Electric Industrial Co., Ltd. are expected to exceed payments made under the expired five-year licenses. Negotiations continue with NEC Corporation and several smaller firms, including firms not previously licensed. TI continues to expect a significant ongoing stream of royalty revenue into the next century.

    The Tokyo High Court has not yet decided TI's appeal of a ruling that Fujitsu's production of certain memory products does not infringe TI's Kilby patent. The decision should not have any significant effect on existing licenses.

    For 1997, the estimated effective tax rate for continuing operations is about 35 percent.

    TI's backlog of unfilled orders for continuing operations as of December 31, 1996, was $1623 million, down $671 million from the end of 1995, due primarily to decreases in semiconductors and the CMS sale.

    R&D for continuing operations was $1181 million for 1996, compared with $842 million for 1995. The 1996 R&D includes the $192 million charge associated with the SSi acquisition.

    Capital expenditures for continuing operations were $2063 million in 1996, compared with $1351 million in 1995.

    Depreciation for continuing operations for 1996 was $904 million, compared with $681 million in 1995. Depreciation in 1997 is expected to be about $1.2 billion.

Components Segment: For 1996, orders in the components segment were down 27 percent, and revenues were down 15 percent from 1995, primarily because of the precipitous drop in DRAM prices and lower royalties. TI's semiconductor orders for the fourth quarter were up solidly from the third quarter of 1996. Fourth quarter orders for DSPS, comprised of digital signal processors plus mixed-signal/analog products, grew more than 30 percent over the fourth quarter of 1995, with particular strength in wireless communications and mass storage applications. TI's semiconductor revenues for the fourth quarter of 1996 were up sequentially from the prior quarter. DSPS revenues in 1996 increased strongly from 1995 and exceeded 40 percent of the company's total semiconductor revenues during the fourth quarter.


    Components segment profits for 1996 were down from 1995 because of sharply lower DRAM prices and lower royalties. Results for the components segment include a charge of $192 million in the third quarter of 1996 related to the SSi acquisition and a charge of $61 million in the fourth quarter of 1996 for cost reduction actions. Excluding charges, semiconductor operating profit in the fourth quarter of 1996 was up significantly from the third quarter as all product groups showed improvement. Memory, while improved,

      1996 Annual Report   Texas Instruments Incorporated and Subsidiaries  33























































SUPPLEMENTAL FINANCIAL INFORMATION
(continued)

operated at a loss in the fourth quarter due to continued lower prices and the high level of fixed investment.

    TI's plans for 1997 are based on a moderate recovery in the world semiconductor market, with sustainable growth in electronic end equipment. Customer inventories of semiconductors are at historically low levels. DRAM prices remain volatile and the near-term memory market environment is expected to be difficult, although the bit growth rate remains strong.

Digital Products Segment: Orders in TI's digital products segment were down 13 percent in 1996, and revenues were down seven percent, compared with 1995. Excluding the CMS and printer businesses, which were sold during the year, revenues were up 37 percent. The segment operated at a loss during the year, due to the high level of marketing expense and intense price competition in mobile computing, as well as continued investments and new product development in the software business and in communications and electronics systems.
Fourth quarter operations include the impact of sharply lower mobile computing revenues, compared with the third quarter of 1996, which negatively impacted fourth quarter earnings per share by about $0.08 per share from the running rate of the prior quarter. Results for the digital products segment include a charge of $125 million in the fourth quarter for cost reduction actions and asset write-downs. As expected, calculators operated at break-even in the fourth quarter after achieving substantial seasonal profits in the second and third quarters.

    In addition to the charge for asset write-downs taken in the fourth quarter, TI expects to take a charge in the first quarter of 1997 for severance and other costs associated with the sale of the mobile computing business. As a result of the sale agreement, TI will not reflect operating results of the mobile computing business subsequent to 1996.

Emerging Opportunities: TI's digital imaging products continue to make steady progress in the transition from R&D to initial production, targeted at the very competitive commercial projection display market. The major long-term challenge continues to be cost reduction to levels that will permit participation in several markets. The company remains positive about the opportunity to build a high-growth business and expects to continue significant investments in 1997.

Discontinued Operations: For discontinued operations, a special pretax charge of $32 million was taken for voluntary and involuntary severance actions during the fourth quarter of 1996.

Financial Condition: TI's financial condition remains sound. During the year, cash and cash equivalents plus short-term investments decreased by $575 million to $978 million. Net cash provided by operating activities was negatively impacted by the payout of 1995 profit sharing in the first quarter. Investments in property, plant and equipment were $2063 million for the year, and the sale of TI's CMS business generated $132 million of cash in the first half of 1996.

    In the third quarter, TI acquired Silicon Systems, Inc. via a stock purchase agreement for $340 million in cash plus the assumption of a $235 million long-term note to TDK Corp. of Japan. The cash payment, initially financed by a draw down on TI's existing line of bank credit, was permanently financed through the company's issuance on July 26 of $400 million of three- and four-year notes.

    On January 6, 1997, TI and Raytheon Company announced that their boards of directors had approved a definitive agreement for Raytheon to purchase the assets of TI's defense operations for $2.95 billion in cash. The transaction is subject to Hart-Scott-Rodino antitrust review and is expected to close in the second quarter of 1997. TI plans to use the net proceeds from the sale to strengthen its focus on digital solutions for the networked society.

    The outstanding balance of commercial paper was $299 million at the end of the year, up from zero at the end of 1995. Other financing activities included the first quarter issuance of $300 million of 6.125% notes due in 2006, the balance increase of Italian lira mortgage notes of $102 million in the second quarter, and the August 28 redemption, at par, of $150 million of 9.0% notes due in 1999. At year-end, the debt-to-total-capital ratio was .33, up from .17 at the end of 1995.

    Unused authorizations for future capital expenditures were $795 million at December 31, 1996. Capital expenditures are planned to be about $1.1 billion in 1997, compared with $2.1 billion in 1996. Excluding the one-time charge associated with the SSi acquisition, R&D will be increased to about $1.1 billion in 1997, up from $1.0 billion in 1996, primarily to support digital signal processing solutions and other advanced semiconductor technology.

    The company maintains lines of credit to support commercial paper borrowings and to provide additional liquidity. These lines of credit totaled $696 million at December 31, 1996. Of this amount, $600 million exists to support outstanding and future commercial paper borrowings or short-term bank loans.

    The company believes that its financial condition provides the foundation for continued support of the programs essential to TI's future.

1995 Results of Operations Compared with 1994

TI's orders for 1995 were $12.1 billion, up 39 percent from $8.7 billion in 1994. Significantly higher semiconductor orders in the components segment were the primary contributor to the change.

     TI's net revenues for 1995 were $11.4 billion, up 33 percent from $8.6 billion in 1994. The increase was due primarily to higher semiconductor revenues in the components segment, resulting from increased shipments and new products. Demand was particularly strong for digital signal processors, mixed-signal products and memory. Profit from operations was $1439 million, up 55 percent from $926 million in 1994. Higher semiconductor operating profits accounted for much of the increase; higher royalties also contributed. Results for 1995 included a profit sharing accrual of $257 million compared with $133 million accrued in 1994. Results for 1994 included $126 million in pretax restructuring and divestiture charges taken in the first quarter.

     Net income from continuing operations for 1995 was $996 million, compared with $592 million in 1994, an increase of 68 percent. Earnings per share from continuing operations were $5.15,



34   Texas Instruments Incorporated and Subsidiaries   1996 Annual Report












versus $3.12 for 1994. Consistent with its goal of increasing shareholder value, TI posted a return on invested capital (ROIC) of 24.8 percent, up from
19.5 percent in 1994 (including the effect of discontinued operations).

     Results for 1995 included significantly higher royalty revenues.

     TI's backlog of unfilled orders as of December 31, 1995, was $2294 million, up $678 million from the end of 1994, due to an increase in semiconductor backlog.

    TI R&D was $842 million for 1995 compared with $578 million in 1994. Capital expenditures were $1351 million in 1995, compared with $1020 million in 1994.

     Depreciation for 1995 was $681 million, compared with $580 million in 1994.

Components Segment: Orders in the components segment were up 45 percent for 1995, and revenues up 39 percent from 1994, with particular strength in semiconductors, which grew faster than the segment. Components segment profits were up 66 percent, primarily due to improved semiconductor manufacturing productivity and higher royalties.

    Semiconductor revenues reached record levels in 1995, primarily due to growth in memory and application specific products. Profits, up substantially in 1995 over 1994, also reached record levels. Semiconductor operating margins improved in 1995, primarily due to increased manufacturing productivity.

Digital Products Segment: Orders in TI's digital products segment were up 14 percent in 1995, and revenues up 11 percent, compared with 1994. The segment operated at a loss during 1995, due to increased marketing expenses and intense price competition in notebook computers, as well as continued investments and new product development in communications and electronic systems, and in the software business.

    TI significantly increased marketing investments in the notebook computer business to increase brand awareness and aggressively communicate a strategic shift that emphasized mobility and connectivity in the networked society. These investments, coupled with intense price competition, caused the business to operate at a loss for 1995. TI software also operated at a loss for 1995.























Common Stock Prices and Dividends
-----------------------------------------------------------------------------
TI common stock is listed on the New York Stock Exchange and traded principally in that market. In addition, TI common stock is listed on the London, Tokyo and Swiss stock exchanges. The table below shows the high and low prices of TI common stock on the composite tape as reported by The Wall Street Journal and the dividends paid per common share for each quarter during the past two years, adjusted for the two-for-one stock split in 1995.

                                                  Quarter
                                 --------------------------------------------
                                   1st         2nd         3rd         4th
                                 --------------------------------------------
Stock prices:
 1996 High ....................  $55.75      $59.63      $59.25      $68.38
      Low .....................   42.75       48.63       40.50       47.50
 1995 High ....................   49.00       72.00       83.75       81.25
      Low .....................   34.38       43.38       66.50       46.00

Dividends paid:
 1996 .........................  $  .17      $  .17      $  .17      $  .17
 1995 .........................  $ .125      $ .125      $  .17      $  .17

   Quarterly Financial Data
    --------------------------------------------------------------------------------------------------------------------

                                                          Millions of Dollars, Except Per-Share Amounts
                                                         1995                                        1996
                                       ----------------------------------------------------------------------------------
                                             1st      2nd      3rd      4th             1st       2nd      3rd       4th
                                       ----------------------------------------------------------------------------------
    Net revenues ......................   $2,450   $2,807   $3,005   $3,147          $2,675    $2,399   $2,407    $2,459
    Gross profit ......................      875    1,003    1,014    1,116             786       677      664       667
    Profit (loss) from operations .....      303      364      401      371             146        40     (177)      (35)
    Income (loss) before provision
     for income taxes .................      308      372      398      392             190        37     (185)      (65)
    Income (loss) from continuing
     operations .......................      205      255      268      268             132        41     (179)      (40)
    Income from discontinued operations       25       23       21       23              31        35       32        11
                                       ----------------------------------------------------------------------------------

    Earnings (loss) per common and
     common equivalent share:
      Continuing operations ...........   $ 1.08   $ 1.32   $ 1.38   $ 1.38          $  .68    $  .21   $ (.95)   $ (.21)
      Discontinued operations .........      .13      .12      .10      .12             .16       .18      .17       .06
                                       ----------------------------------------------------------------------------------
    Net income (loss) .................   $ 1.21   $ 1.44   $ 1.48   $ 1.50          $  .84    $  .39   $ (.78)   $ (.15)
                               ===================================================================

    As a result of the 1996 acquisition of Silicon Systems, Inc., the company took a one-time charge of $192 million in the third quarter for the value of acquired in-process research and development. In the fourth quarter of 1996, the company accrued $105 million for catch-up royalty revenues due under the new cross-license agreement with Samsung Electronics Co., Ltd. Also in the fourth quarter, the company took a pretax charge of $208 million for cost reduction actions.

    Earnings (loss) per common and common equivalent share are based on average common and common equivalent shares outstanding (190,076,427 shares and 194,676,703 shares for the fourth quarters of 1996 and 1995).

      1996 Annual Report  Texas Instruments Incorporated and Subsidiaries 35