Form 10-K, Exhibit 13
period 1997-12-31
TEXAS INSTRUMENTS INC
filed 1998-02-23
CIK 97476

Exhibit 13
                                                                    ----------
Consolidated Financial Statements
(In millions of dollars, except per share amounts)

                                             FOR THE YEARS ENDED DECEMBER 31
                                             -------------------------------
INCOME                                         1997        1996        1995
----------------------------------------------------------------------------

Net revenues ..............................  $ 9,750     $ 9,940     $11,409
                                             -------     -------     -------
Operating costs and expenses:
 Cost of revenues .........................    6,067       7,146       7,401
 Research and development .................    1,536       1,181         842
 Marketing, general and administrative ....    1,532       1,639       1,727
                                             -------     -------     -------
   Total ..................................    9,135       9,966       9,970
                                             -------     -------     -------
Profit (loss) from operations .............      615         (26)      1,439
Other income (expense) net ................      192          76          79
Interest on loans .........................       94          73          48
                                             -------     -------     -------
Income (loss) from continuing operations
 before provision for income taxes
 and extraordinary item ...................      713         (23)      1,470
Provision for income taxes ................      411          23         474
                                             -------     -------     -------
Income (loss) from continuing operations
 before extraordinary item ................      302         (46)        996
Discontinued operations:
 Income from operations ...................       52         109          92
 Gain on sale .............................    1,473          --          --
                                             -------     -------     -------
Income before extraordinary item ..........    1,827          63       1,088
Extraordinary item:  extinguishment
 of debt ..................................      (22)         --          --
                                             -------     -------     -------
Net income ................................  $ 1,805     $    63     $ 1,088
                                             =======     =======     =======

Diluted earnings (loss) per common share:
 Continuing operations before extraordinary
  item ....................................  $   .76     $  (.12)    $  2.58
 Discontinued operations:
  Income from operations ..................      .13         .29         .23
  Gain on sale ............................     3.70          --          --
 Extraordinary item .......................     (.05)         --          --
                                             -------     -------     -------
 Net income ...............................  $  4.54     $   .17     $  2.81
                                             =======     =======     =======

Basic earnings (loss) per common share:
 Continuing operations before extraordinary
  item ....................................  $   .78     $  (.12)    $  2.65
 Discontinued operations:
  Income from operations ..................      .14         .29         .25
  Gain on sale ............................     3.82          --          --
 Extraordinary item .......................     (.05)         --          --
                                             -------     -------     -------
 Net income ...............................  $  4.69     $   .17     $  2.90
                                             =======     =======     =======
See accompanying notes.

14

                                                                   DECEMBER 31
                                                                ------------------
BALANCE SHEET                                                    1997        1996
---------------------------------------------------------------------------------
Assets

Current assets:
 Cash and cash equivalents ................................... $ 1,015     $   964
 Short-term investments ......................................   2,005          14
 Accounts receivable, less allowance for losses of
   $73 million in 1997 and $90 million in 1996................   1,705       1,799
 Inventories .................................................     742         703
 Prepaid expenses ............................................      59          50
 Deferred income taxes .......................................     577         395
 Net assets of discontinued operations .......................      --         529
                                                               -------     -------
   Total current assets ......................................   6,103       4,454
                                                               -------     -------

Property, plant and equipment at cost ........................   7,414       6,712
 Less accumulated depreciation ...............................  (3,234)     (2,550)
                                                               -------     -------
   Property, plant and equipment (net) .......................   4,180       4,162
                                                               -------     -------

Deferred income taxes ........................................     134         192
Other assets .................................................     432         552
                                                               -------     -------
Total assets ................................................. $10,849     $ 9,360
                                                               =======     =======


Liabilities and Stockholders' Equity

Current liabilities:
 Loans payable and current portion long-term debt ............ $    71     $   314
 Accounts payable and accrued expenses .......................   2,082       1,940
 Income taxes payable ........................................     154         163
 Accrued retirement and profit sharing contributions .........     189          69
                                                               -------     -------
   Total current liabilities .................................   2,496       2,486
                                                               -------     -------

Long-term debt ...............................................   1,286       1,697
Accrued retirement costs .....................................     731         719
Deferred credits and other liabilities .......................     422         361

Stockholders' equity:
 Preferred stock, $25 par value.  Authorized - 10,000,000
  shares.
   Participating cumulative preferred. .......................      --          --
 Common stock, $1 par value.  Authorized - 500,000,000
   shares.  Shares issued:  1997 - 390,359,317;
   1996 - 190,396,797.........................................     390         190
 Paid-in capital .............................................   1,183       1,116
 Retained earnings ...........................................   4,488       2,814
 Less treasury common stock at cost.
   Shares:  1997 - 860,765;  1996 - 143,525...................     (94)        (12)
 Other .......................................................     (53)        (11)
                                                               -------     -------
    Total stockholders' equity ...............................   5,914       4,097
                                                               -------     -------
Total liabilities and stockholders' equity ................... $10,849     $ 9,360
                                                               =======     =======

See accompanying notes.




                                                                            15
Consolidated Financial Statements
(In millions of dollars, except per share amounts)

                                                   FOR THE YEARS ENDED DECEMBER 31
                                                   -------------------------------
CASH FLOWS                                           1997        1996        1995
---------------------------------------------------------------------------------
Continuing operations:
 Cash flows from operating activities:
  Income (loss) from continuing operations
   before extraordinary item ...................... $  302      $  (46)     $  996
  Depreciation ....................................  1,109         904         681
  Acquired in-process research and development ....    461         192          --
  Deferred income taxes ...........................   (148)        (51)        (54)
  Net currency exchange losses ....................      6           7           6
  (Increase) decrease in working capital
   (excluding cash and cash equivalents,
    short-term investments, deferred income
    taxes, and loans payable and current
    portion long-term debt):
     Accounts receivable ..........................    (39)        250        (795)
     Inventories ..................................    (34)        245        (221)
     Prepaid expenses .............................    (19)          9           9
     Accounts payable and accrued expenses ........    (36)       (404)        691
     Income taxes payable .........................    (26)         (3)        112
     Accrued retirement and profit sharing
      contributions ...............................    128        (283)        155
  Extraordinary item:  extinguishment of debt .....    (22)         --          --
  Increase in noncurrent accrued
   retirement costs ...............................      7          79          48
  Other ...........................................    154        (101)         65
                                                    ------      ------      ------
 Net cash provided by operating activities ........  1,843         798       1,693

 Cash flows from investing activities:
  Additions to property, plant and equipment ...... (1,238)     (2,063)     (1,351)
  Purchases of short-term investments ............. (2,457)        (27)       (733)
  Sales and maturities of short-term investments ..    479         202       1,076
  Acquisition of businesses, net of cash acquired .   (304)       (313)         --
  Proceeds from sale of discontinued operations
   less income taxes and transaction costs ........  2,138          --          --
  Proceeds from sale of other businesses ..........    177         150          --
                                                    ------      ------      ------
 Net cash used in investing activities ............ (1,205)     (2,051)     (1,008)

 Cash flows from financing activities:
  Additions to loans payable ......................     --         288          12
  Payments on loans payable .......................   (314)         (2)         --
  Additions to long-term debt .....................     28         871          24
  Payments on long-term debt ......................   (256)       (199)        (12)
  Dividends paid on common stock ..................   (131)       (129)       (111)
  Sales and other common stock transactions .......    140          35         111
  Common stock repurchase program .................    (86)         --          --
  Other ...........................................     (2)         (1)         (1)
                                                    ------      ------      ------
 Net cash provided by (used in) financing
  activities ......................................   (621)        863          23

 Effect of exchange rate changes on cash ..........    (23)        (16)         10
                                                    ------      ------      ------
 Cash provided by (used in) continuing operations . $   (6)     $ (406)     $  718
                                                    ------      ------      ------

16
                                                   FOR THE YEARS ENDED DECEMBER 31
                                                   -------------------------------
CASH FLOWS (continued)                                1997        1996        1995

Discontinued operations:
 Operating activities ............................. $   73      $   86      $  (26)
 Investing activities .............................    (16)        (80)        (88)
 Financing activities .............................     --          --          --
                                                    ------      ------      ------
 Cash provided by (used in) discontinued operations     57           6        (114)
                                                    ------      ------      ------
Net increase (decrease) in cash and
 cash equivalents .................................     51        (400)        604

Cash and cash equivalents at beginning of year ....    964       1,364         760
                                                    ------      ------      ------
Cash and cash equivalents at end of year .......... $1,015      $  964      $1,364
                                                    ======      ======      ======
See accompanying notes.

Consolidated Financial Statements
(In millions of dollars, except per share amounts)


                                                                              TREASURY
                                          COMMON     PAID-IN     RETAINED     COMMON
STOCKHOLDERS' EQUITY                       STOCK     CAPITAL     EARNINGS      STOCK       OTHER
------------------------------------------------------------------------------------------------
Balance, December 31, 1994 ............   $   93      $1,041      $1,912      $   (6)     $   (1)

1995
----
  Net income ..........................                            1,088
  Dividends declared on common
    stock ($.32 per share) ............                             (119)
  Two-for-one common stock split.......       94         (94)
  Common stock issued:
    On exercise of stock options ......        3          81                       6
    On conversion of debentures .......                   20
  Other stock transactions, net .......                   33                     (12)
  Pension liability adjustment ........                                                      (45)
  Cash investments adjustment..........                                                        1
                                          ------      ------      ------      ------      ------
Balance, December 31, 1995 ............      190       1,081       2,881         (12)        (45)


1996
----
  Net income ..........................                               63
  Dividends declared on common
    stock ($.34 per share) ............                             (130)
  Common stock issued on exercise
    of stock options ..................                   28
  Other stock transactions, net .......                    7
  Pension liability adjustment ........                                                        6
  Equity and cash investments
    adjustment ........................                                                       28
                                          ------      ------      ------      ------      ------
Balance, December 31, 1996 ............      190       1,116       2,814         (12)        (11)

1997
----
  Net income ..........................                            1,805
  Dividends declared on common
    stock ($.34 per share) ............                             (131)
  Two-for-one common stock split ......      195        (195)
  Common stock issued:
    On exercise of stock options ......        3          95                       5
    On conversion of debentures .......        2         101
  Stock repurchase program ............                                          (86)
  Other stock transactions, net .......                   66                      (1)
  Pension liability adjustment ........                                                      (24)
  Equity and cash investments
    adjustment ........................                                                      (18)
                                          ------      ------      ------      ------      ------
Balance, December 31, 1997 ............   $  390      $1,183      $4,488      $  (94)     $  (53)
                                          ======      ======      ======      ======      ======


  See accompanying notes.


Notes to Financial Statements


ACCOUNTING POLICIES AND PRACTICES
------------------------------------------------------------------------------
Effective for the year, as well as the three months ended December 31, 1997, the company adopted SFAS No. 128, which requires disclosure of two new earnings per share amounts and elimination of prior earnings per share amounts, all on a retroactive basis. The two new amounts are as follows:
Diluted earnings per share, whose calculation includes not only average outstanding common shares but also the impact of dilutive potential common shares such as outstanding common stock options. Basic earnings per share, which includes the effect of outstanding common shares but excludes dilutive potential common shares. Of the two, the company believes diluted earnings per share to be the most meaningful due to the inclusion of potential shares. Also, effective for the year ended December 31, 1997, the company adopted SFAS No. 131, which requires a new basis of determining reportable business segments, i.e., the management approach. This approach (as contrasted with the prior requirement which utilized a specified classification system for determining segments) designates the company's internal organization as used by management for making operating decisions and assessing performance as the source of business segments. On this basis, the company has three principal businesses and, therefore, three reportable business segments: Semiconductor, Materials & Controls, and Educational & Productivity Solutions. Segment results, as well as selected geographic data, are presented on this new basis in 1997, as well as retroactively. Neither of these two new accounting pronouncements altered reported net income. Another new standard, SFAS
No. 130, will be adopted in first quarter, 1998. It will require disclosure of total nonowner changes in stockholders' equity, which is defined as net income plus direct adjustments to stockholders' equity such as equity and cash investment adjustments and pension liability adjustments. This disclosure will have no effect on reported net income.

    The consolidated financial statements include the accounts of all subsidiaries. The preparation of financial statements requires the use of estimates from which final results may vary. Intercompany balances and transactions have been eliminated. The U.S. dollar is the functional currency for financial reporting. With regard to accounts recorded in currencies other than U.S. dollars, current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at year end. Inventories, property, plant and equipment and depreciation thereon are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate month-end rate of exchange. Net currency exchange gains and losses from remeasurement and forward currency exchange contracts to hedge net balance sheet exposures are charged or credited on a current basis to other income (expense) net. Gains and losses from forward currency exchange contracts to hedge specific transactions are deferred and included in the measurement of the related transactions. Gains and losses from interest rate swaps are included on the accrual basis in interest expense. Gains and losses from terminated forward currency exchange contracts and interest rate swaps are deferred and recognized consistent with the terms of the underlying transaction.

    As discussed in the Discontinued Operations footnote, the consolidated financial statements have been restated to classify TI's Defense Systems and Electronics business as discontinued operations. This business was sold on July 11, 1997.

    Inventories are stated at the lower of cost or estimated realizable value. Cost is generally computed on a currently adjusted standard (which approximates current average costs) or average basis.


    Revenues are generally recognized as products are shipped. Royalty revenue is recognized by the company upon fulfillment of its contractual obligations and determination of a fixed royalty amount, or, in the case of ongoing royalties, upon sale by the licensee of royalty-bearing products, as estimated by the company.

    Depreciation is computed by either the declining-balance method (primarily 150 percent declining method) or the sum-of-the-years-digits method. Fully depreciated assets are written off against accumulated depreciation.

Notes to Financial Statements
(continued)

    Advertising costs are expensed as incurred. Advertising expense was $128 million in 1997, $124 million in 1996 and $131 million in 1995.

    Share amounts have been retroactively adjusted for the two-for-one stock split in 1997. Computation of earnings per common share (EPS) amounts for income (loss) from continuing operations before extraordinary item are as follows (millions, except per-share amounts):

                                1997                1996                  1995
                        -------------------  -------------------  --------------------
                        Income Shares  EPS   Loss  Shares   EPS   Income Shares   EPS
                        ------ ------ -----  ----  ------ ------- ------ ------  -----
Basic EPS               $ 302  385.1 $ .78  $(46)  379.4  $ (.12)  $ 996  375.3  $2.65

Dilutives:
 Stock options/
  compensation plans       --    9.3          --      --              --    6.3
 Convertible debentures    --    3.3          --      --               2    5.7
                        -----  ----- -----  ----   -----  ------   -----  -----  -----
Diluted EPS             $ 302  397.7 $ .76  $(46)  379.4  $ (.12)  $ 998  387.3  $2.58
                        =====  ===== =====  ====   =====  ======   =====  =====  =====

The EPS computation for 1996 excludes 4.8 million shares for stock options/compensation plans and
5.0 million shares for convertible debentures because their effect would have been antidilutive.


DISCONTINUED OPERATIONS
------------------------------------------------------------------------------
On January 6, 1997, TI and Raytheon Company announced that their boards of directors had approved a definitive agreement dated as of January 4, 1997, for Raytheon to purchase TI's Defense Systems and Electronics business (DSE) for $2.95 billion in cash. This transaction was closed on July 11, 1997. The net gain on sale of this discontinued operation, after income taxes of $876 million, was $1473 million. The consolidated financial statements of TI have been restated to present the DSE operations, assets and liabilities as discontinued operations.

    The assets and liabilities of DSE were classified on the 1996 balance sheet as net assets of discontinued operations and consisted of the following (millions of dollars):


  Accounts receivable .........................    $  278
  Inventories (net of progress billings) ......       221
  Prepaid expenses ............................         1
  Current deferred income taxes ...............        91
  Property, plant and equipment (net) .........       296
  Noncurrent deferred income taxes ............        62
  Other assets ................................        40
                                                   ------
    Total assets of DSE .......................       989
                                                   ------
  Accounts payable and accrued expenses .......       234
  Accrued retirement costs ....................       226
                                                   ------
    Total liabilities of DSE ..................       460
                                                   ------
  Net assets of discontinued operations .......    $  529
                                                   ======

The net income from operations of DSE was classified on the statement of income as income from discontinued operations. Summarized results of discontinued operations prior to the close were as follows:

                                                  MILLIONS OF DOLLARS
                                               --------------------------
                                                1997      1996      1995
                                               ------    ------    ------
  Net revenues ............................... $  812    $1,773    $1,720
  Income before provision for income taxes ...     84       175       149
  Provision for income taxes .................     32        66        57
  Income from discontinued operations ........     52       109        92


The Defense Systems and Electronics business included products such as radar systems, navigation systems, infrared surveillance and fire control systems, defense suppression missiles, missile guidance and control systems, and electronic warfare systems, which were sold to the U.S. government (either directly or through prime contractors) and to international customers approved by the U.S. government. TI provided various ongoing services to DSE including, but not limited to, facilities management, data processing, security, payroll and employee benefits administration, insurance administration, duplicating and telecommunications services. Their inclusion in discontinued operations was based upon TI's intercorporate allocation proce-

dures for such services. The allocation basis of these expenses and all other central operating costs was first on the basis of direct usage when identifiable, with the remainder allocated among DSE and other TI businesses on the basis of their respective revenues, headcount or other measures. These expenses allocated to DSE totaled $76 million in 1997, $163 million in 1996 and $167 million in 1995. TI has agreements to receive payments from Raytheon for continuing to provide certain of these services on an ongoing basis and others on a transition basis to DSE.

    Income from discontinued operations for 1996 includes the effect of a fourth quarter pretax charge of $32 million for voluntary and involuntary severance actions in the United States. These actions were essentially completed by year-end 1996 and affected approximately 700 DSE employees.

CASH EQUIVALENTS AND INVESTMENTS
------------------------------------------------------------------------------
Debt securities with original maturities within three months are considered cash equivalents. Debt securities with original maturities beyond three months have remaining maturities within 13 months and are considered short-term investments. These cash equivalent and short-term investment debt securities are available for sale and stated at fair value, which approximates their specific amortized cost. As of December 31, 1997, these debt securities consisted primarily of the following types: corporate ($1943 million), and asset-backed commercial paper ($623 million). At December 31, 1996, these debt securities consisted primarily of the following types: U.S. government ($9 million), corporate ($413 million), and asset-backed commercial paper ($300 million). Gross realized and unrealized gains and losses for each of these security types were immaterial in 1997, 1996 and 1995. Proceeds from sales of these cash equivalent and short-term investment debt securities in 1997, 1996 and 1995 were $859 million, $10 million and $190 million.

    Adjustments to fair value of cash equivalent and short-term investments as well as noncurrent publicly traded equity investments are recorded as an increase or decrease in stockholders' equity. As of December 31, 1997, this adjustment, net of a deferred tax effect of $10 million, was a decrease of $18 million (zero for cash equivalent and short-term investments and $18 million for noncurrent equity investments). At December 31, 1996, the adjustment, net of a deferred tax effect of $15 million, was an increase of $28 million (zero for cash equivalent and short-term investments and $28 million for noncurrent equity investments). At year-end 1995 this adjustment was zero. Gross realized and unrealized holding gains and losses and proceeds from sales of equity investments were not material in 1997, 1996 and 1995. The aggregate fair value of these noncurrent equity investments at December 31, 1997 and 1996, was $30 million and $63 million, compared to their original cost of $15 million and $20 million.


INVENTORIES
---------------------------------------------------------------------------

                                                        MILLIONS OF DOLLARS
                                                        -------------------
                                                          1997        1996
                                                         ------      ------

Raw materials and purchased parts ....................   $  105      $  111
Work in process ......................................      364         361
Finished goods .......................................      273         231
                                                         ------      ------
Inventories ..........................................   $  742      $  703
                                                         ======      ======


To secure access to additional semiconductor plant capacity, TI participates in several joint ventures formed to construct and operate DRAM semiconductor manufacturing facilities. TI holds minority interests in, and has long-term inventory purchase commitments with, each joint venture. Under the agreements, TI purchases the output of the ventures at prices based upon percentage discounts from TI's average selling prices. This pricing method is designed to help reduce the effect of market volatility on TI, although it has not been able to comprehend fully a sharp decline in average unit prices. Certain co-venturers have the right to buy a portion of the output from TI. Under the ventures' financing arrangements, the venturers have provided certain debt and other guarantees. At December 31, 1997 and 1996, TI was contingently liable for an aggregate of $19 million and $25 million of such guarantees. TI and other co-venturers are currently exploring further measures with respect to the joint venture structures. In this regard, TI and Hitachi, Ltd., major co-venturers in one joint venture,

Notes to Financial Statements
(continued)

announced on February 9, 1998, plans to discontinue their joint venture arrangement, with TI to purchase the assets of the venture. In connection with this action, TI expects to take a special charge in the first quarter of 1998.

    Inventory purchases from the ventures aggregated $977 million in 1997, $1176 million in 1996 and $1779 million in 1995. Receivables from and payables to the ventures were $135 million and $69 million at December 31, 1997, and $43 million and $66 million at December 31, 1996.

    The purpose of the joint ventures is to provide semiconductor output for TI and other co-venturers. As a result, TI expects to recover its cost of the ventures through sale of the semiconductor output, and is amortizing its cost of the ventures over the expected initial output period of 3 to 5 years, and recognizing its share of any cumulative venture net losses in excess of amortization. The related expense charged to operations was $88 million in 1997, $33 million in 1996 and $15 million in 1995.


PROPERTY, PLANT AND EQUIPMENT AT COST
---------------------------------------------------------------------------

                                                        MILLIONS OF DOLLARS
                                                        -------------------
                                    Depreciable Lives     1997        1996
                                    -----------------    ------      ------
Land ............................                        $   94      $   89
Buildings and improvements ......      5-40 years         2,583       2,372
Machinery and equipment .........      3-10 years         4,737       4,251
                                                         ------      ------
Total ...........................                        $7,414      $6,712
                                                         ======      ======

Authorizations for property, plant and equipment expenditures in future years were approximately $1105 million at December 31, 1997, and $795 million at December 31, 1996.


ACCOUNTS PAYABLE AND ACCRUED EXPENSES
---------------------------------------------------------------------------

                                                        MILLIONS OF DOLLARS
                                                        -------------------
                                                          1997        1996
                                                         ------      ------
Accounts payable ....................................    $  698      $  775

Advance payments ....................................        13          84

Accrued salaries, wages, severance
 and vacation pay ...................................       405         309

Other accrued expenses and liabilities ..............       966         772
                                                         ------      ------

Total ...............................................    $2,082      $1,940
                                                         ======      ======

DEBT AND LINES OF CREDIT
---------------------------------------------------------------------------

                                                        MILLIONS OF DOLLARS
                                                        -------------------
Long-Term Debt                                             1997        1996
--------------                                            -----       -----
6.75% notes due 1999 ..................................  $  200      $  200
6.875% notes due 2000 .................................     200         200
9.0% notes due 2001 ...................................      55         150
6.65% notes, due in installments through 2001 .........     204         200
9.25% notes due 2003 ..................................     104         150
6.125% notes due 2006 .................................     300         300
8.75% notes due 2007 ..................................      43         150
3.80% to 6.10% Italian lira mortgage notes
 (12% swapped for 1.60% U.S. dollar obligation) .......     190         200
2.75% convertible subordinated
 debentures due 2002 ..................................      --         103
Other .................................................      57          59
                                                         ------      ------
                                                          1,353       1,712

Less current portion long-term debt ...................      67          15
                                                         ------      ------
Total .................................................  $1,286      $1,697
                                                         ======      ======

In the third quarter of 1997, the company gave notice of redemption for the $103 million outstanding balance of its 2.75% convertible subordinated debentures due 2002. In response, essentially all of the debenture holders elected to convert their debentures into TI common stock. This resulted in the issuance of 2,488,175 shares of TI common stock in the third quarter. In addition, the company announced on October 14, 1997, a fixed-spread tender offer for any or all of its 9.0% notes due 2001, its 9.25% notes due 2003 and its 8.75% notes due 2007. As a result of the tender offer, which closed October 21, an aggregate of $248 million of such debt principal was tendered at a price of $280 million and extinguished by the company through the use of existing cash balances. This resulted in an extraordinary charge of $22 million in the fourth quarter of 1997, after elimination of deferred issuance costs and recognition of an income tax effect of $12 million.

    The coupon rates for the notes due 2006 (in 1996, notes due 2001 and 2007) have been swapped for LIBOR-based variable rates through 2006, for an effective interest rate of approximately 5.1% and 9.1% as of December 31, 1997 and 1996. The Italian lira mortgage notes, and related swaps, are due in installments through 2005. The mortgage notes are collateralized by real estate and building equipment.

    Interest incurred on loans in 1997, 1996 and 1995 was $114 million, $108 million and $69 million. Of these amounts, $20 million in 1997, $35 million in 1996 and $21 million in 1995 were capitalized as a component of capital asset construction costs. Interest paid on loans (net of amounts capitalized) was $94 million in 1997, $54 million in 1996 and $48 million in 1995.

    Aggregate maturities of long-term debt due during the four years subsequent to December 31, 1998, are as follows:

                                                      MILLIONS OF DOLLARS
                                                      -------------------

1999 .................................................     $   259

2000 .................................................         314

2001 .................................................         135

2002 .................................................          26



The company maintains lines of credit to support commercial paper borrowings and to provide additional liquidity. These lines of credit totaled $651 million at December 31, 1997, and $696 million at December 31, 1996. Of these amounts, at December 31, 1997 and 1996, $600 million existed to support outstanding and future commercial paper borrowings or short-term bank loans. At December 31, 1996, outstanding commercial paper borrowings of $299 million with a weighted-average interest rate of 5.49% were included in current loans payable. No commercial paper borrowings were outstanding at December 31, 1997.


FINANCIAL INSTRUMENTS AND RISK CONCENTRATION
------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS: In addition to the swaps discussed in the preceding note, as of December 31, 1997, the company had forward currency exchange contracts outstanding of $275 million to hedge net balance sheet exposures (including $101 million to buy lira, $73 million to buy deutsche marks, and $24 million to buy Singapore dollars). At December 31, 1996, the company had forward currency exchange contracts outstanding of $333 million to hedge net balance sheet exposures (including $82 million to buy deutsche marks, $48 million to sell yen, and $36 million to sell French francs). As of December 31, 1997 and 1996, the carrying amounts and current market settlement values of these swaps and forward contracts were not significant.

    The company uses forward currency exchange contracts, including the lira note currency swaps, to minimize the adverse earnings impact from the effect of exchange rate fluctuations on the company's non-U.S. dollar net balance sheet exposures. The interest rate swaps for the company's notes due 2006 (in 1996, notes due 2001 and 2007) are used to change the characteristics of the interest rate stream on the debt from fixed rates to short-term variable rates in order to achieve a mix of interest rates which, over time, is expected to moderate financing costs. The effect of these interest rate swaps was to reduce interest expense by $2 million in 1997 and increase interest expense by $2 million and $6 million in 1996 and 1995.

    In order to minimize its exposure to credit risk, the company limits its counterparties on the forward currency exchange contracts and interest rate swaps to investment-grade rated financial institutions.

    As of December 31, 1997 and 1996, the fair value of long-term debt, based on current interest rates, was approximately $1390 million and $1759 million, compared with the carrying amount of $1353 million and $1712 million.

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

    Each outstanding share of the company's common stock carries one-fourth of a stock purchase right. Under certain circum-

Notes to Financial Statements
(continued)

stances, each right may be exercised to purchase one one-hundredth of a share of the company's participating cumulative preferred stock for $200. Under certain circumstances following the acquisition of 20% or more of the company's outstanding common stock by an acquiring person (as defined in the rights agreement), each right (other than rights held by an acquiring person) may be exercised to purchase common stock of the company or a successor company with a market value of twice the $200 exercise price. The rights, which are redeemable by the company at 1 cent per right, expire in June 1998.


RESEARCH AND DEVELOPMENT EXPENSE
---------------------------------------------------------------------------

Research and development expense, which totaled $1536 million in 1997, $1181 million in 1996 and $842 million in 1995, included a charge in 1997 of $461 million for the value of acquired in-process research and development as a result of the acquisition of Amati Communications Corporation (Amati). The company acquired Amati as a result of an all-cash tender offer which commenced on November 25, 1997, and expired on December 23, 1997, through which approximately 78% of Amati's outstanding common shares were acquired for an aggregate of $306 million, or $20 per share. As contractually required, the company is acquiring the balance of the Amati shares through a second-step merger transaction for an aggregate of $89 million, or $20 per share. In addition to these stock purchase costs, the company has incurred approximately $121 million of additional acquisition costs, which includes $73 million for the value of TI common stock options contractually required to be issued to replace outstanding Amati employee stock options. Research and development expense for 1996 included a charge of $192 million for the value of acquired in-process research and development in connection with the 1996 acquisition of Silicon Systems, Inc. (SSi). There was no tax offset associated with either of these two charges.


OTHER INCOME (EXPENSE) NET
---------------------------------------------------------------------------

                                                  MILLIONS OF DOLLARS
                                             ------------------------------
                                              1997        1996        1995
                                             ------      ------      ------
Interest income ...........................  $  146      $   62      $   87

Other income (expense) net ................      46          14          (8)
                                             ------      ------      ------
Total .....................................  $  192      $   76      $   79
                                             ======      ======      ======


STOCK OPTIONS
------------------------------------------------------------------------------
The company has stock options outstanding to participants under the Texas Instruments 1996 Long-Term Incentive Plan, approved by stockholders on
April 18, 1996. Options are also outstanding under the 1984 and 1988 Stock Option Plans and the Texas Instruments Long-Term Incentive Plan; however, no further options may be granted under these plans. Under all these stockholder-approved plans, unless the options are replacement options, e.g., acquisition-related, the option price per share may not be less than 100 percent of the fair market value on the date of the grant. Substantially all the options have a 10-year term. Options granted in 1997 generally vest ratably over four years. Options granted prior to that are either fully vested or will vest within one year.

    Under the 1996 Long-Term Incentive Plan, the company may grant stock options, including incentive stock options; restricted stock and restricted stock units; performance units; and other stock-based awards. The plan provides for the issuance of 37,000,000 shares of the company's common stock; in addition, if any award under the 1984 or 1988 Stock Option Plans or the Long-Term Incentive Plan terminates, then any unissued shares subject to the terminated award become available for granting awards under the 1996 Long-Term Incentive Plan. No more than 4,000,000 shares of common stock may be awarded as restricted stock, restricted stock units or other stock-based awards under the plan. In 1997 and 1996, 201,500 and 110,028 shares of restricted stock units, which vest over 1 to 5 years, were granted (weighted-average award-date value of $37.78 and $22.65 per share). In addition, in 1997 and 1996, 5,700 and 69,812 previously unissued shares were issued as Annual Incentive Plan stock awards

(weighted-average award-date value of $22.94 and $23.28 per share). Compensation expense for restricted stock units and annual stock awards totaled $3.5 million and $1.6 million in 1997 and 1996.

    The company also has stock options outstanding under the Employee Stock Purchase Plan approved by stockholders in 1997. The plan provides for options to be offered semiannually to all eligible employees in amounts based on a percentage of the employee's compensation. The option price per share may not be less than 85 percent of the fair market value on the date of grant. If the optionee authorizes and does not cancel payroll deductions which will be equal to or greater than the purchase price, options granted become exercisable 7 months, and expire not more than 13 months, from date of grant. Options are also outstanding under the 1988 Employees Stock Option Purchase Plan; however, no further options may be granted under this plan.


     Stock option transactions during 1997, 1996 and 1995 were as follows:

                                LONG-TERM
                                INCENTIVE   WEIGHTED-                   WEIGHTED-
                                AND STOCK    AVERAGE   EMPLOYEE STOCK    AVERAGE
                                  OPTION     EXERCISE  AND STOCK OPTION  EXERCISE
                                  PLANS       PRICE     PURCHASE PLANS    PRICE
                                ---------   ---------  ---------------- ---------
Balance, Dec. 31, 1994 ....... 16,319,108    $11.96       1,897,564      $19.19
 Granted .....................  5,823,520     17.84       1,965,896*      29.66
 Forfeited ...................   (236,728)    16.84        (220,970)      24.23
 Expired .....................         --        --              --          --
 Exercised** ................. (6,140,756)    10.49      (1,375,072)      18.71
                               ----------    ------      ----------      ------
Balance, Dec. 31, 1995 ....... 15,765,144     14.62       2,267,418       28.07
 Granted .....................  5,326,750     22.92       1,697,092*      28.13
 Forfeited ...................   (397,478)    13.08        (799,818)      29.22
 Expired .....................         --        --              --          --
 Exercised** .................   (869,320)    12.90        (772,324)      25.18
                               ----------    ------      ----------      ------
Balance, Dec. 31, 1996         19,825,096     16.96       2,392,368       28.66
 Granted ..................... 10,237,160     36.45       1,187,887*      48.30
 Forfeited ................... (2,365,382)    28.79        (763,335)      30.02
 Expired .....................         --        --              --          --
 Exercised** ................. (3,874,438)    14.01      (1,487,181)      28.96
                               ----------    ------      ----------      ------
Balance, Dec. 31, 1997         23,822,436    $24.64       1,329,739      $44.71
                               ==========    ======      ==========      ======

 * Excludes options offered but not accepted.
** Includes previously unissued shares and treasury shares of 5,324,348 and 37,271; 1,641,644 and zero; and 7,414,786 and 101,042 for 1997, 1996 and 1995.

In accordance with the terms of APB No. 25, the company records no Compensation expense for its stock option awards. As required by SFAS
No. 123, the company provides the following disclosure of hypothetical values for these awards. The weighted-average grant-date value of options granted during 1997 and 1996 was estimated to be $15.72 and $9.24 under the Long-Term Incentive Plans (Long-Term Plans) and $13.47 and $6.05 under the Employee
Stock and Stock Option Purchase Plans (Employee Plans). These values were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997 and 1996: expected dividend yields of
 .93% and 1.48% (Long-Term Plans) and .70% and 1.21% (Employee Plans); expected volatility of 39%; risk-free interest rates of 5.76% and 5.42% (Long-Term Plans) and 5.69% and 6.15% (Employee Plans); and expected lives of 6 years (Long-Term Plans) and .8 years and 1.5 years (Employee Plans). Had compensation expense been recorded based on these hypothetical values, the company's 1997 net income would have been $1764 million, or diluted earnings per share of $4.43. A similar computation for 1996 and 1995 would have resulted in net income of $40 million and $1078 million, or diluted earnings per share of $0.11 and $2.78. Because options vest over several years and additional option grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.


     Summarized information about stock options outstanding under the Long-Term Plans and 1984 and 1988 Stock Option Plans at December 31, 1997, is as follows:

OPTIONS OUTSTANDING                                           OPTIONS EXERCISABLE
------------------------------------------------------------  --------------------
                                      WEIGHTED-    WEIGHTED-   NUMBER    WEIGHTED-
                     NUMBER            AVERAGE      AVERAGE  EXERCISABLE  AVERAGE
  RANGE OF         OUTSTANDING        REMAINING     EXERCISE AT DEC. 31,  EXERCISE
EXERCISE PRICES  AT DEC. 31, 1997  CONTRACTUAL LIFE  PRICE      1997       PRICE
---------------  ----------------  ---------------- -------- -----------  --------
$ 8.21 to 25.94    14,772,536          6.3 years     $17.21   9,328,942    $14.51
 31.74 to 47.41     8,495,820          9.1            34.83      74,700     36.74
 55.22 to 70.41       554,080          9.7            66.49          --        --
---------------    ----------         ----           ------   ---------    ------
$ 8.21 to 70.41    23,822,436          7.4           $24.64   9,403,642    $14.69
===============    ==========         ====           ======   =========    ======

Notes to Financial Statements
(continued)

At December 31, 1997, the stock options outstanding under the Employee Plans have exercise prices of $48.30 or $28.13, depending on the year of grant, and a weighted-average remaining contractual life of 8 to 9 months. Of the total outstanding options, 236,771 are exercisable at year-end 1997.

    At year-end 1997, 28,825,652 shares were available for future grants under the 1996 Long-Term Incentive Plan and 8,907,032 shares under the Employee Stock Purchase Plan. As of year-end 1997, 53,016,852 shares were reserved for issuance under the company's stock option and incentive plans and 10,000,000 shares were reserved for issuance under the Employee Stock Purchase Plan.

    In the third quarter of 1997, the company began a stock repurchase program with the goal of neutralizing the dilutive effect of shares to be issued upon the exercise of stock options under the new Employee Stock Purchase Plan and Long-Term Plans. Treasury shares acquired in connection with this repurchase program and other stock transactions in 1997, 1996 and 1995 were 754,511 shares, 7,730 shares and 135,001 shares. Previously unissued common shares issued under the Long-Term Incentive Plan and the Annual Incentive Plan in 1997, 1996 and 1995 were 30,174 shares, 98,072 shares and 32,772 shares.
Treasury shares issued under the Texas Instruments Restricted Stock Unit Plan for Directors in 1997 and 1996 were zero shares and 2,334 shares.


PROFIT SHARING AND RETIREMENT PLANS
-----------------------------------------------------------------------------
The company provides various incentive plans for employees, including general profit sharing and savings programs as well as annual performance awards. The company also provides pension and retiree health care benefit plans in the U.S. and pension plans in certain non-U.S. locations.

PROFIT SHARING: Profit sharing expense was $122 million in 1997 and $257 million in 1995. There was no profit sharing expense in 1996. Under the plans, unless otherwise provided by local law, the company and certain of its subsidiaries contribute a portion of their net profits equal to 25% of the amount by which consolidated income (as defined) before profit sharing and income taxes exceeds 8% of the company's consolidated average assets for the year. In 1997, the board of directors of the company amended the plans to exclude from consolidated income for purposes of this computation the 1997 fourth quarter charge of $461 million for acquired in-process research and development arising as a result of the acquisition of Amati.

    Beginning January 1, 1998, the profit sharing formula will change in order to more closely align it with the company's business objectives. Under the new formula, unless otherwise provided by local law or other plans (e.g., the separate profit sharing plan for the materials & controls business), the worldwide profit sharing amount will be based on the company's annual consolidated profit from operations (PFO) performance including profit sharing. The profit sharing contribution percentage, which is applied to employees' earnings worldwide to determine the annual profit sharing amount, will vary depending on the PFO percentage attained, i.e., PFO divided by net revenues. For example, for a PFO percentage below 10%, the profit sharing contribution percentage is zero; at 10% PFO, the contribution percentage to be applied to employees' earnings is 4%. At 16% PFO, the contribution percentage is 16%; at PFO of 20% or above, the contribution percentage is 26%.

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

    Except in the event of company contributions in stock, investments in TI common stock are made by the trustees through purchases of outstanding shares or through purchases of shares offered from time to time by the company. The board of directors has authorized the issuance of previously unissued shares for purposes of the plans; 9,233,836 of such shares were available for future issuance at December 31, 1997.

    The trustees of the profit sharing plans purchased 3,535,471 outstanding shares of TI common stock in 1997 (3,123,905 shares in 1996 and 4,762,460 shares in 1995) and no previously unissued shares in 1997, 1996 and 1995 for use in the profit sharing plans and savings program.

SAVINGS PROGRAM: The company provides a matched savings program whereby a U.S. employee's contribution, up to 4% of earnings, is matched by the company at the rate of 50 cents per dollar. Contributions are subject to statutory limitations. The contributions may be invested in several investment funds including TI common stock. The company's expense under this program was $15 million in 1997, $17 million in 1996 and $14 million in 1995.

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

    Effective January 1, 1998, the company will provide an alternative to the combination of the current defined benefit plan and savings program (current plan) for U.S. employees employed prior to December 1, 1997. The alternative plan (new plan) is designed to favorably compare with other retirement programs in the semiconductor industry. It consists of a defined contribution plan whereby the company will contribute 2% of an employee's earnings, and a matched savings program whereby an employee's contribution, up to 4% of the employee's earnings, will be matched by the company at a dollar-per-dollar rate. The contributions may be invested in several investment funds including TI common stock. During a selection period, which ended December 12, 1997, employees irrevocably elected whether to remain in the current plan or choose the new plan. Benefits earned through December 31, 1997, under the current plan will be retained by those employees who chose the new plan.
Approximately 36% chose the new plan. Employees hired subsequent to November 30, 1997, will automatically participate in the new plan.

    As noted in the Discontinued Operations footnote, accrued retirement costs of $226 million at year-end 1996, which consisted primarily of the U.S. pension plan and the retiree health care benefit plan obligations and assets related to DSE employees, were included in the net assets of discontinued operations. The following information on pension and retiree health care benefit plans excludes discontinued operations amounts.

    Pension expense of the U.S. plan includes the following components:

                                                   MILLIONS OF DOLLARS
                                            --------------------------------
                                             1997         1996         1995
                                            ------       ------       ------
Service cost - benefits earned
 during the period ......................   $   36       $   40       $   31
Interest cost on projected benefit
 obligation .............................       48           51           44
Return on plan assets:
 Actual return ..........................     (102)        (123)         (95)
 Deferral ...............................       69           82           57
Net amortization ........................       --           (2)          (5)
                                            ------       ------       ------
U.S. pension expense ....................   $   51       $   48       $   32
                                            ======       ======       ======


The funded status of the U.S. plan was as follows:

                                                   MILLIONS OF DOLLARS
                                                   -------------------
                                                     1997        1996
                                                   -------     -------
Actuarial present value at Dec. 31 of:
 Vested benefit obligation ....................    $  (428)    $  (540)
                                                   =======     =======
 Accumulated benefit obligation ...............    $  (488)    $  (595)
                                                   =======     =======
 Projected benefit obligation .................    $  (688)    $  (819)
Plan assets at fair value .....................        543         611
                                                   -------     -------
Projected benefit obligation in excess of
 plan assets ..................................       (145)       (208)
Unrecognized net asset from initial
 application of SFAS 87 .......................        (16)        (20)
Unrecognized net (gain) loss ..................        (29)          8
Unrecognized prior service cost ...............          8          18
                                                   -------     -------
Accrued pension at Dec. 31 ....................       (182)       (202)
Less current portion ..........................         40          45
                                                   -------     -------
Accrued U.S. pension costs ....................    $  (142)    $  (157)
                                                   =======     =======

Notes to Financial Statements
(continued)

The projected benefit obligations for 1997 and 1996 were determined using assumed discount rates of 7.0% and 7.25% and an assumed average long-term pay progression rate of 4.25%. The assumed long-term rate of return on plan assets was 9.0%.

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

    Pension expense of the non-U.S. plans includes the following components:

                                                 MILLIONS OF DOLLARS
                                            -------------------------------
                                             1997         1996        1995
                                            ------       ------      ------
Service cost - benefits earned
 during the period ......................   $   59       $   64      $   59
Interest cost on projected benefit
 obligations ............................       35           34          38
Return on plan assets:
 Actual return ..........................      (60)         (49)        (32)
 Deferral ...............................       22           14          (3)
Net amortization ........................       12           13          10
                                            ------       ------      ------
Non-U.S. pension expense ................   $   68       $   76      $   72
                                            ======       ======      ======


The funded status of the non-U.S. plans was as follows:

                                                  MILLIONS OF DOLLARS
                                                 ---------------------
                                                  1997           1996
                                                 ------         ------
Actuarial present value at Sept. 30 of:
 Vested benefit obligations ..................   $ (583)        $ (535)
                                                 ======         ======
 Accumulated benefit obligations .............   $ (753)        $ (696)
                                                 ======         ======
 Projected benefit obligations ...............   $ (999)        $ (940)
Plan assets at fair value ....................      543            500
                                                 ------         ------
Projected benefit obligations in excess of
 plan assets .................................     (456)          (440)
Unrecognized net liabilities from initial
 application of SFAS 87 ......................       13             18
Unrecognized net loss ........................      252            236
Unrecognized prior service cost ..............        9             12
                                                 ------         ------
Accrued non-U.S. pension at Sept. 30 .........     (182)          (174)
Additional minimum liability .................      (69)           (48)
Adjustments from Sept. 30 to Dec. 31 .........        4             (3)
Less prepaid pension costs at Dec. 31 ........       10             13
                                                 ------         ------
Accrued pension at Dec. 31 ...................     (257)          (238)
Less current portion .........................        3              4
                                                 ------         ------
Accrued non-U.S. pension costs ...............   $ (254)        $ (234)
                                                 ======         ======

The range of assumptions used for the non-U.S. plans reflects the different economic environments within the various countries. The projected benefit obligations were determined using a range of assumed discount rates of 2.5% to 7.0% in 1997 and 3.25% to 8.0% in 1996 and a range of assumed average long-term pay progression rates of 3.0% to 6.0% in 1997 and 1996. The range of assumed long-term rates of return on plan assets was 7.0% to 9.0%. Accrued pension at December 31 includes approximately $110 million in 1997 and $111 million in 1996 for two non-U.S. plans that are not funded. Pension accounting rules require recognition in the balance sheet of an additional minimum pension liability equal to the excess of the accumulated benefit obligation over the fair value of the plan assets. A corresponding amount is recognized as an intangible asset, not to exceed the amount of unrecognized prior service cost, with the balance recorded as a reduction of stockholders' equity. As of December 31, 1997 and 1996, the company has recorded an additional non-U.S. minimum pension liability of $69 million and $48 million and an equity reduction of $63 million and $39 million.


RETIREE HEALTH CARE BENEFIT PLAN: The company's U.S. employees are currently eligible to receive, during retirement, specified company-paid medical benefits. The plan is contributory and premiums are adjusted annually. For employees retiring on or after January 5, 1993, the company has specified a maximum annual amount per retiree, based on years of service, that it will pay toward retiree medical premiums. For employees who retired prior to that date, the company maintains a consistent level of cost sharing between the company and the retiree. Any funding of the plan obligation will be at amounts determined at the discretion of management. Effective
January 1, 1998, new employees will be eligible for this benefit when they reach 20 years of service, regardless of age. For a 15 year transition period, current employees may qualify for eligibility under either the new
20 year rule or the previous requirement, which is based upon retirement eligibility under the defined benefit pension plan. Coverage eligibility under the 20 year rule is only available at termination, i.e., no subsequent election to participate is allowable.




    Expense of the retiree health care benefit plan includes the following components:

                                                     MILLIONS OF DOLLARS
                                                     -------------------
                                                 1997       1996       1995
                                                ------     ------     ------
Service cost - benefits earned
 during the period ...........................  $    3     $    4     $    4
Interest cost on accumulated
 postretirement benefit obligation ...........      20         22         23
                                                ------     ------     ------
Retiree health care benefit expense ..........  $   23     $   26     $   27
                                                ======     ======     ======


The funded status of the plan was as follows:

                                                      MILLIONS OF DOLLARS
                                                      -------------------
                                                        1997        1996
                                                       ------      ------
Actuarial present value at Dec. 31 of accumulated
 postretirement benefit obligation:
  Retirees .......................................     $ (240)     $ (239)
  Fully eligible employees .......................        (22)        (11)
  Other employees ................................        (57)        (62)
                                                       ------      ------
Accumulated postretirement benefit obligation ....       (319)       (312)
Unrecognized net gain ............................        (33)        (23)
Unrecognized prior service cost ..................         (2)         (7)
                                                       ------      ------
Accrued at Dec. 31 ...............................       (354)       (342)
Less current portion .............................         19          14
                                                       ------      ------
Accrued retiree health care benefit costs ........     $ (335)     $ (328)
                                                       ======      ======

Retiree health care benefit amounts were determined using health care cost trend rates of 6.6% for 1998 decreasing to 5.0% by 2000, and assumed discount rates of 7.0% for 1997 and 7.25% for 1996. Increasing the health care cost trend rates by 1% would have increased the accumulated postretirement benefit obligation at December 31, 1997, by $16 million and 1997 plan expense by $1 million.

SPECIAL ACTIONS: In the first quarter of 1997, the company sold its mobile computing business and terminated its digital imaging printing development program. As a result of these divestitures, the company took a pretax charge of $56 million in the first quarter, of which $27 million was for severance for involuntary reductions worldwide. These severance actions were essentially completed by the end of the quarter and affected approximately 1,045 employees. The balance, $29 million, was for other costs associated with the business sale and program termination, including vendor cancellation and lease charges. In the fourth quarter of 1997, the company took a pretax charge of $42 million, primarily for severance costs related to cost reduction actions by the materials & controls business. These actions are expected to be completed in 1998 and affected approximately 260 employees. In the fourth quarter of 1996, the company took a pretax charge of $208 million, of which $91 million was for severance for cost

Notes to Financial Statements
(continued)

reduction actions consisting of a voluntary retirement program in the United States and selected involuntary employment reductions worldwide. These 1996 actions, which primarily involved the semiconductor segment as well as activities since divested, were essentially completed by year-end 1996 and affected approximately 2,600 employees. The balance of the charge, $117 million, was for asset write-downs on several product lines, primarily mobile computing, a divested activity.


BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA
-----------------------------------------------------------------------------
Texas Instruments develops, manufactures and sells a variety of products used in the commercial electronic and electrical equipment industry, primarily for industrial and consumer markets. The company's principal businesses are based on TI's broad semiconductor technology and application of this technology to digital solutions for the networked society.

TI HAS THREE PRINCIPAL BUSINESSES: Semiconductor, Materials & Controls, and Educational & Productivity Solutions. Each of these is a business segment,with its respective financial performance detailed in this report.

    Semiconductor consists of digital signal processors, mixed-signal/analog devices, application-specific integrated circuits, reduced instruction-set microprocessors, microcontrollers, standard logic, and memories. These semiconductors are sold primarily to original-equipment manufacturers and through distributors.

    Materials & Controls consists primarily of electrical and electronic control devices, electronic connectors and clad metals. They are sold primarily to original-equipment manufacturers and through distributors.

    Educational & Productivity Solutions, which includes educational and graphing calculators, are marketed primarily through retailers and to schools through instructional dealers.

    Operating profits of the three principal businesses include the effects of profit sharing and exclude the effects of special charges and gains. The results for semiconductor include the effects of all royalty revenues from semiconductor-related cross-license agreements. Results for semiconductor also include expenses charged to operations related to its joint ventures of $88 million, $33 million and $15 million in 1997, 1996 and 1995. Business assets are the owned or allocated assets used by each business.

    Included in corporate activities are general corporate expenses, elimination of intersegment transactions (which are generally intended to approximate market prices), results for TI's emerging digital imaging operation, and royalty revenues from computer-related cross-license agreements. Assets of corporate activities include unallocated cash and short-term investments and deferred income taxes.

    Divested activities include the historical operating results and assets of mobile computing and software (both sold in 1997), custom manufacturing services and printers (both sold in 1996), and other smaller divestitures.


Business Segment Net Revenues

                                                    MILLIONS OF DOLLARS
                                              -------------------------------
                                                1997        1996        1995
                                              -------     -------     -------
Semiconductor
 Trade ................................       $ 8,063     $ 7,310     $ 8,750
 Intersegment .........................            24          47          62
                                              -------     -------     -------
                                                8,087       7,357       8,812
                                              -------     -------     -------
Materials & Controls
 Trade ................................           950         887         830
 Intersegment .........................             4           3           3
                                              -------     -------     -------
                                                  954         890         833
                                              -------     -------     -------
Educational & Productivity Solutions
 Trade ................................           447         422         381



Corporate activities ..................           154          91          16
Divested activities....................           108       1,180       1,367
                                              -------     -------     -------

Total .................................       $ 9,750     $ 9,940     $11,409
                                              =======     =======     =======

Business Segment Profit (Loss)

                                                    MILLIONS OF DOLLARS
                                              ------------------------------
                                                1997        1996        1995
                                              -------     -------     -------

Semiconductor .........................       $ 1,354     $   783     $ 1,850
Materials & Controls ..................           123          90          82
Educational & Productivity Solutions ..            59          56          51
Corporate activities ..................          (273)       (312)       (332)
Special charges and gains, net of
 profit sharing* ......................          (532)       (400)         --
Interest on loans/other income
 (expense), excluding 1997 gain of
 $66 million included above ..........             32           3          31
Divested activities ...................           (50)       (243)       (212)
                                              -------     -------     -------
Income (loss) from continuing operations
 before provision for income taxes
 and extraordinary item ...............       $   713     $   (23)    $ 1,470
                                              =======     =======     =======


*Details are as follows:                        1997        1996        1995
                                              -------     -------     -------
Acquired in-process R&D charge.........       $  (461)    $  (192)         --
Severance and other costs, primarily
 from the divestiture of mobile
 computing ...........................            (56)         --          --
Other income:  gain on sale of three
 divested activities, primarily
 software ............................             66          --          --
Termination of agreements related to
 proposed Thailand joint ventures ....            (44)         --          --
Severance and other costs, primarily
 for materials & controls cost
 reductions ..........................            (42)         --          --
Asset write-downs, primarily mobile
 computing ...........................             --        (117)         --
Voluntary retirement and severance,
 primarily for semiconductor
 and activities since divested .......             --         (91)         --
Other, including profit sharing
 effect of above items ...............              5          --          --
                                              -------     -------     -------
                                              $  (532)    $  (400)         --


Business Segment Assets

                                                    MILLIONS OF DOLLARS
                                              ------------------------------
                                                1997        1996        1995
                                              -------     -------     -------

Semiconductor .........................       $ 5,968     $ 5,788     $ 4,666
Materials & Controls ..................           391         380         378
Educational & Productivity Solutions ..           151         141         129
Corporate activities ..................         4,309       2,197       2,489
Divested activities ...................            30         325         665
Net assets of discontinued operations .            --         529         421
                                              -------     -------     -------
Total .................................       $10,849     $ 9,360     $ 8,748
                                              =======     =======     =======

Business Segment Property, Plant and Equipment

                                                    MILLIONS OF DOLLARS
                                              ------------------------------
Depreciation                                    1997        1996        1995
------------                                  -------     -------     -------

Semiconductor .........................       $ 1,002     $   794     $   588
Materials & Controls ..................            46          41          33
Educational & Productivity Solutions ..             1          --          --
Corporate activities ..................            58          56          42
Divested activities ...................             2          13          18
                                              -------     -------     -------
Total .................................       $ 1,109     $   904     $   681
                                              =======     =======     =======

                                                    MILLIONS OF DOLLARS
                                              ------------------------------
Additions                                       1997        1996        1995
---------                                     -------     -------     -------

Semiconductor .........................       $ 1,039     $ 1,768     $ 1,132
Materials & Controls ..................            49          53          56
Educational & Productivity Solutions ..             1          --          --
Corporate activities ..................           147         225         140
Divested activities ...................             2          17          23
                                              -------     -------     -------
Total .................................       $ 1,238     $ 2,063     $ 1,351
                                              =======     =======     =======

Notes to Financial Statements
(continued)

The following geographic area data include trade revenues based on product shipment destination and royalty payor location, and property, plant and equipment based on physical location:

Geographic Area Net Trade Revenues

                                                    MILLIONS OF DOLLARS
                                              -------------------------------
                                                1997        1996        1995
                                              -------     -------     -------
United States .........................       $ 3,216     $ 3,548     $ 4,026
Japan .................................         1,971       1,832       2,474
Singapore .............................         1,110         866         918
Rest of world .........................         3,453       3,694       3,991
                                              -------     -------     -------
Total .................................       $ 9,750     $ 9,940     $11,409
                                              =======     =======     =======


Geographic Area Property, Plant and Equipment (Net)

                                                    MILLIONS OF DOLLARS
                                              -------------------------------
                                                1997        1996        1995
                                              -------     -------     -------

United States .........................       $ 2,640     $ 2,619     $ 1,505
Japan .................................           478         519         459
Rest of world .........................         1,062       1,024         930
                                              -------     -------     -------
Total .................................       $ 4,180     $ 4,162     $ 2,894
                                              =======     =======     =======


INCOME TAXES
----------------------------------------------------------------------------


Income (Loss) from Continuing Operations before Provision for Income Taxes and Extraordinary Item

                                       MILLIONS OF DOLLARS
                                  -----------------------------
                                   U.S.     Non-U.S.     Total
                                 -------    --------    -------
1997 ........................   $    93      $  620     $   713
1996 ........................      (529)        506         (23)
1995.........................     1,026         444       1,470


Provision (Credit) for Income Taxes

                                              MILLIONS OF DOLLARS
                                 --------------------------------------------
                                 U.S. Federal   Non-U.S.   U.S. State   Total
                                 ------------   --------   ----------   -----

1997
----
Current .......................    $ 232         $ 323       $   4      $ 559
Deferred ......................      (69)          (81)          2       (148)
                                   -----         -----       -----      -----
Total .........................    $ 163         $ 242       $   6      $ 411
                                   =====         =====       =====      =====
1996
----
Current .......................    $(125)        $ 202       $  (3)     $  74
Deferred ......................      (44)           (6)         (1)       (51)
                                   -----         -----       -----      -----
Total .........................    $(169)        $ 196       $  (4)     $  23
                                   =====         =====       =====      =====
1995
----
Current .......................    $ 319         $ 182       $  27      $ 528
Deferred ......................      (36)          (19)          1        (54)
                                   -----         -----       -----      -----
Total .........................    $ 283         $ 163       $  28      $ 474
                                   =====         =====       =====      =====


Principal reconciling items from income tax computed at the statutory federal rate follow.

                                                    MILLIONS OF DOLLARS
                                              ------------------------------
                                               1997        1996        1995
                                              ------      ------      ------
Computed tax at statutory rate .............. $  249      $   (8)     $  515
Effect of acquired in-process R&D ...........    161          67          --
Effect of non-U.S. rates ....................    (11)         (3)        (89)
Research and experimentation tax credits ....    (30)        (11)         (5)
Effect of U.S. state income taxes ...........      4          (3)         17
Effect of unbenefited joint venture costs ...     31          12           5
Other .......................................      7         (31)         31
                                              ------      ------      ------
Total provision for income taxes ............ $  411      $   23      $  474
                                              ======      ======      ======

Included in the effect of non-U.S. rates for 1996 and 1995 is a $4 million and a $93 million benefit from tax loss carryforward utilization reduced by certain non-U.S. taxes and losses for which no benefit was recognized. Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from such companies are expected to result in additional tax liability. The remaining undistributed earnings (approximately $870 million at December 31, 1997) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

    The primary components of deferred income tax assets and liabilities at December 31 were as follows:

                                                   MILLIONS OF DOLLARS
                                                   -------------------
                                                      1997       1996
                                                     ------     ------
Deferred income tax assets:
 Accrued retirement costs (pension and
  retiree health care) ............................  $  221     $  220
 Inventories and related reserves .................     216        193
 Accrued expenses .................................     283        186
 Loss and credit carryforwards ....................      80         44
 Other ............................................     210        197
                                                     ------     ------
                                                      1,010        840
                                                     ------     ------
Less valuation allowance ..........................    (121)      (134)
                                                     ------     ------
                                                        889        706
                                                     ------     ------
Deferred income tax liabilities:
 Property, plant and equipment ....................    (165)       (96)
 Other ............................................    (148)      (155)
                                                     ------     ------
                                                       (313)      (251)
                                                     ------     ------
Net deferred income tax asset .....................  $  576     $  455
                                                     ======     ======

As of December 31, 1997 and 1996, the net deferred income tax asset of $576 million and $455 million was presented in the balance sheet, based on tax jurisdiction, as deferred income tax assets of $711 million and $587 million and deferred income tax liabilities of $135 million and $132 million. The valuation allowance shown above reflects the company's ongoing assessment regarding the realizability of certain non-U.S. deferred income tax assets. The balance of the deferred income tax assets is considered realizable based on carryback potential, existing taxable temporary differences, and expectation of future income levels comparable to recent results. Such future income levels are not assured because of the nature of the company's businesses, which are generally characterized by rapidly changing technology and intense competition.

    The company has aggregate U.S. and non-U.S. tax loss carryforwards of approximately $80 million and U.S. tax credit carryforwards of $47 million. Of these amounts, $113 million expires through the year 2007 and $14 million of the loss carryforwards has no expiration.

    Income taxes paid were $1145 million, $240 million and $384 million for 1997, 1996 and 1995.


RENTAL EXPENSE AND LEASE COMMITMENTS
------------------------------------------------------------------------------
Rental and lease expense was $168 million in 1997, $175 million in 1996 and $151 million in 1995. The company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment. The lease agreements frequently include purchase and renewal provisions and require the company to pay taxes, insurance and maintenance costs.

    At December 31, 1997, the company was committed under noncancelable leases with minimum rentals in succeeding years as follows:


NONCANCELABLE LEASES
--------------------------------------------------------------------------

                                                       MILLIONS OF DOLLARS
                                                       -------------------



1998 ............................................            $  97

1999 ............................................               67

2000 ............................................               46

2001 ............................................               31

2002 ............................................               19

Thereafter  .....................................              154

Report of Ernst & Young LLP, Independent Auditors
------------------------------------------------------------------------------

The Board of Directors
Texas Instruments Incorporated


We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) at December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Texas Instruments Incorporated and subsidiaries at December 31, 1997 and 1996, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                     /s/Ernst & Young LLP


Dallas, Texas
January 20, 1998

Summary of Selected Financial Data

                                                 MILLIONS OF DOLLARS
                                      -----------------------------------------
YEARS ENDED DECEMBER 31               1997     1996     1995     1994     1993
-------------------------------------------------------------------------------
Net revenues .....................  $ 9,750  $ 9,940  $11,409  $ 8,608  $ 6,687
Operating costs and expenses .....    9,135    9,966    9,970    7,682    6,157
                                    -------  -------  -------  -------  -------
Profit (loss) from operations ....      615      (26)   1,439      926      530
Other income (expense) net........      192       76       79        6       19
Interest on loans ................       94       73       48       45       47
                                    -------  -------  -------  -------  -------
Income (loss) from continuing
 operations before provision
 for income taxes, extraordinary
 item and cumulative effect of
 accounting changes...............      713      (23)   1,470      887      502

Provision for income taxes .......      411       23      474      295      147
                                    -------  -------  -------  -------  -------
Income (loss) from continuing
 operations before extraordinary
 item and cumulative effect
 of accounting changes ...........  $   302  $   (46) $   996  $   592  $   355
                                    =======  =======  =======  =======  =======
-------------------------------------------------------------------------------
Diluted earnings (loss) per
 common share from
 continuing operations
 before extraordinary item
 and cumulative effect of
 accounting changes ..............  $   .76  $  (.12) $  2.58  $  1.56  $   .94
                                    =======  =======  =======  =======  =======

Basic earnings (loss) per
 common share from
 continuing operations
 before extraordinary item
 and cumulative effect of
 accounting changes ..............  $   .78  $  (.12) $  2.65  $  1.61  $   .97
                                    =======  =======  =======  =======  =======
Dividends declared per
 common share ....................  $   .34  $   .34  $   .32  $  .235  $   .18
-------------------------------------------------------------------------------
Average common and dilutive
 potential common shares
 outstanding during year,
 in thousands ....................  397,727  379,388  387,262  381,709  363,396
-------------------------------------------------------------------------------

                                                 MILLIONS OF DOLLARS
                                      -----------------------------------------
AS OF DECEMBER 31                     1997     1996     1995     1994     1993
-------------------------------------------------------------------------------
Working capital ..................  $ 3,607   $1,968   $2,566   $1,965   $1,499
Property, plant and
 equipment (net) .................    4,180    4,162    2,894    2,277    1,870
Total assets .....................   10,849    9,360    8,748    6,468    5,471
Long-term debt ...................    1,286    1,697      804      808      694
Stockholders' equity .............    5,914    4,097    4,095    3,039    2,315
-------------------------------------------------------------------------------
Employees ........................   44,140   59,927   59,574   56,333   59,048
Stockholders of record ...........   29,550   32,804   30,034   28,740   29,129

Employees for 1996 and prior include persons employed in the company's defense business, a discontinued operation.

See Notes to Financial Statements and Management Discussion and Analysis of
Financial Condition and Results of Operations.


Supplemental Financial Information


MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
------------------------------------------------------------------------


                                    CHANGE IN               CHANGE IN
                                     ORDERS,                 REVENUES,
BUSINESS                         1997 VS. 1996            1997 VS. 1996
-----------------------------------------------------------------------
Semiconductor                         up   21%                 up   10%
Materials & Controls                  up    9%                 up    7%
Educational & Productivity Solutions  up    5%                 up    6%
Total TI                              up    6%                 down  2%
Total TI excluding businesses sold    up   19%                 up   10%


                                    CHANGE IN               CHANGE IN
                                     ORDERS,                 REVENUES,
BUSINESS                         4Q97 VS. 4Q96            4Q97 VS. 4Q96
-----------------------------------------------------------------------
Semiconductor                       down    4%                 up    6%
Materials & Controls                  up    7%                 up    9%
Educational & Productivity Solutions  up   13%                 up   16%
Total TI                            down   10%               down    1%
Total TI excluding businesses sold  down    2%                 up    7%


1997 RESULTS OF OPERATIONS COMPARED WITH 1996

UNLESS STATED OTHERWISE, THE FINANCIAL RESULTS THAT FOLLOW ARE FROM CONTINUING OPERATIONS AND EXCLUDE SPECIAL ITEMS.

TI's orders were $9796 million, compared with $9268 million in 1996. Net revenues in 1997 were $9750 million, compared with $9940 million in 1996. Financial results in 1996 included revenues from TI businesses that have since been sold, primarily software, mobile computing and printers. Excluding the sold businesses, TI orders were up 19 percent for the year and revenues were up 10 percent, primarily due to growth in semiconductor.

     Profit from operations in 1997 was $1213 million, up from $374 million in 1996. The increase was primarily from higher semiconductor profits in the non-memory portion of the business and the absence of losses in the sold businesses, primarily mobile computing. In 1996, these sold businesses lost $193 million more than in 1997.

     Results for the fourth quarter include a charge of $461 million for in-process R&D associated with the acquisition of Amati Communications Corporation, along with a pretax charge of $42 million for cost reduction actions, primarily in the materials & controls business. In addition to the fourth quarter charges, the 1997 earnings include previously announced special pretax charges of $56 million, primarily related to the sale of TI's mobile computing business, and $44 million for the termination of joint-venture agreements in Thailand.

    Results for 1997 also include a $66 million gain for the sale of three businesses, the largest of which was software. The total of the 1997 special items is equivalent to $1.27 per share. In 1996, special charges were $400 million before taxes, with $208 million being in the fourth quarter. These charges were equivalent to $0.86 per share for the year.


     Income for the year was $809 million, compared with $281 million in 1996. TI's diluted earnings per share (EPS) in 1997 were $2.03, compared with $0.74 in 1996. Including the effect of the special items, income for the year was $302 million compared to a loss of $46 million in 1996, and earnings per share were $0.76 compared with a loss per share of $0.12 in 1996.

     Results for 1997 also included an accrual for profit sharing of $122 million, which was 7.82 percent of eligible payroll. There was no profit sharing in 1996.

     Including the effect of special items, net income for 1997 was $1805 million, which consisted of income from continuing operations of $302 million, income from the discontinued defense business of $52 million, gain on sale of the discontinued defense business of $1473 million, and an extraordinary charge of $22 million associated with debt retirement. On a similar basis, net income for 1996 was $63 million, which consisted of a loss from continuing operations of $46 million and income from the discontinued defense business of $109 million.

     Royalty revenues in 1997 were essentially steady with 1996. Negotiations continue with potential licensees. TI continues to expect a significant ongoing stream of royalty revenue into the next century.

     In September, the Tokyo High Court upheld a ruling that Fujitsu Limited's production of certain memory products does not infringe TI's Kilby patent.
The company has appealed the ruling to the Japan Supreme Court. In November, the Japan Patent Office invalidated the Kilby patent. TI plans to appeal this decision to the Tokyo High Court. Since the Kilby patent expires in 2001, the company does not expect the outcome of either appeal to be material.

     Interest income for 1997 was up $84 million from 1996, primarily as a result of investment of net proceeds from the sale of the defense business to Raytheon.

     The income tax rate for 1997 was 35 percent.

     TI's backlog of unfilled orders as of December 31, 1997, was $1623 million, unchanged from year-end 1996.

     R&D for 1997 was $1075 million, excluding the $461 million charge for in-process R&D associated with the Amati acquisition, compared with $989 million in 1996, excluding the $192 million charge for in-process R&D associated with the SSi acquisition.

     Capital expenditures were $1238 million in 1997, compared with $2063 million in 1996. Depreciation for 1997 was $1109 million compared with $904 million in 1996. Depreciation for 1998 is expected to be $1.3 billion.

     TI management will recommend to the Board of Directors that the timing of dividend declarations be moved to the first month of the quarter, with paydates shifting accordingly to the second month of the quarter. The change is planned to begin in March 1998.

SEMICONDUCTOR: Orders in semiconductor for 1997 were $8109 million, up 21 percent from $6723 million in 1996. The increase resulted from strong demand for digital signal processing solutions, as DSPS orders increased over 40 percent. Semiconductor revenues were $8087 million, up 10 percent from $7357 million in 1996. The increase in semiconductor resulted from an increase of more than 35 percent in DSPS revenues due to increased shipments, which more than offset a $400 million decrease in memory, as DRAM prices continued to decline sharply.

     For the fourth quarter, semiconductor revenues, which include royalties from semiconductor patent licenses, represented about 85 percent of TI's revenues. Digital signal processors plus mixed-signal/analog represented about 45 percent of semiconductor. Memory, made up primarily of DRAMs, accounted for less than 20 percent of semiconductor. The remainder of semiconductor consists primarily of a broad range of advanced products, including application-specific integrated circuits, reduced instruction-set microprocessors, microcontrollers and standard logic.

     Revenues reached record levels for digital signal processing for both the year and the fourth quarter. Mixed-signal/analog also had a strong year, with record revenues for the year and fourth quarter, growing more than twice as fast as the market in 1997.

     Memory continued to be significantly affected by DRAM price pressures, with revenues down by 10 percent in the fourth quarter from the year-ago fourth quarter. TI continues to emphasize aggressive shrinks of DRAM devices and the transition to new synchronous DRAMs. TI believes these improvements will help offset some of the financial pressures faced by joint venture manufacturing operations in this environment. TI and other joint venture shareholders continue to explore further measures with respect to the joint venture structures. In this regard, TI and Hitachi, Ltd., major shareholders of one joint venture, announced on February 9, 1998, plans to discontinue their joint venture arrangement, with TI to purchase the assets of the venture. In connection with this action, TI expects to take a special charge in the first quarter of 1998.

     TI's other semiconductor products, such as microcontrollers and application-specific integrated circuits, made good progress in growth and profitability in 1997.

Supplemental Financial Information
(continued)

     Semiconductor profit from operations increased from $783 million in 1996 to $1354 million in 1997 and operating margins improved from 10.6 percent to
16.7 percent. The improvement was primarily from higher margins in the non-memory portion of the business, particularly benefiting from higher DSPS shipments.

     The outlook remains positive for longer-term growth of the semiconductor market, although TI remains cautious in the near-term as continuing volatility in DRAMs and slowing in Asian economies are expected to put pressure on first quarter 1998 revenues and margins.

     TI now believes the 1998 worldwide semiconductor market will grow at about 10 percent, up from 4 percent in 1997. In the non-memory area of the market, TI expects to see faster growth than the total market, led by about 30 percent growth for DSPs and mixed-signal devices.

     The U.S. market outlook remains healthy and Europe shows ongoing strengthening, although turmoil in Asia could impact these markets as well.
In addition, new markets are emerging, such as low cost personal computers, higher speed internet access and digital consumer products, important to the future growth of the industry. TI continues to see strength in wireless communications and networking markets, with semiconductor content rising about 60 percent over the past four years.

MATERIALS & CONTROLS: Orders in materials & controls of $972 million were up from $896 million in 1996, primarily due to TIRIS. Revenues of $954 million were up $64 million from 1996 due primarily to the growing acceptance of TIRIS in automotive applications. PFO increased from $90 million in 1996 to $123 million in 1997, with margins improving from 10.1 percent to 12.9 percent.
The increase was due primarily to manufacturing cost reduction.

EDUCATIONAL & PRODUCTIVITY SOLUTIONS: Orders in educational & productivity solutions were $448 million, up $22 million from 1996 as a result of continued growth in instructional calculators. Revenues were $447 million, an increase of $24 million from 1996 also as a result of growth in instructional calculators. PFO increased from $56 million in 1996 to $59 million in 1997 and operating margins remained flat at 13.2 percent.

DIGITAL IMAGING: TI's digital imaging business continued to make progress throughout 1997, further focusing its strategy on key market opportunities.

FINANCIAL CONDITION: During 1997, cash and cash equivalents plus short-term investments increased by $2042 million to $3020 million. The sale of TI's defense operations to Raytheon Company on July 11 provided $2950 million of cash. In addition, the sale of three other TI businesses generated $177 million of cash in the second quarter. In the fourth quarter, TI used $306 million of cash to acquire about 78 percent of the issued and outstanding shares of Amati Communications Corporation's common stock at a price of $20 per share. TI intends to acquire the remaining shares of Amati's common stock in the first quarter of 1998. Additionally, TI used $740 million of cash in the fourth quarter to pay 1997 federal income taxes which included taxes of $676 million on the gain on the sale of TI's defense operations. This sale and the related accrued income tax liability were recognized in the third quarter of 1997. For 1997, cash flow from operating activities net of additions to property, plant, and equipment was $605 million, and 1997 capital expenditures totaled $1238 million.

     During the third quarter TI began a stock repurchase program with the goal of neutralizing the potential dilutive effect of shares to be issued upon the exercise of stock options under the 1997 employee stock purchase plan and stock option/incentive plans. Through December, TI used $86 million of cash to repurchase shares of its common stock.

     The outstanding balance of commercial paper was reduced from $300 million to zero during the second quarter of 1997. The company's outstanding 2.75% convertible subordinated debentures due 2002 in the principal amount of $103 million were called for redemption and converted to TI common stock in the third quarter of 1997. In the fourth quarter, TI retired a face amount of $248 million of its previously outstanding long-term debt. At year-end 1997 the debt-to-total-capital ratio was .19, down from the year-end 1996 value of
 .33.

     Authorizations for future capital expenditures were $1105 million at December 31, 1997. TI's capital expenditures for 1998 are being constrained to $1.4 billion, up from $1.2 billion in 1997.

R&D will be increased to $1.3 billion, up from $1.1 billion in 1997, primarily to support digital signal processing solutions and other advanced semiconductor technologies.

     The company maintains lines of credit to support commercial paper borrowings and to provide additional liquidity. These lines of credit totaled $651 million at December 31, 1997. Of this amount, $600 million exists to support outstanding and future commercial paper borrowings or short-term bank loans.

     TI's financial strength puts the company in an excellent position to continue to take strategic actions even in a cautious global economy.


YEAR 2000: The company is actively engaged in resolving the issues involved with the Year 2000 challenge. These issues result from the use of two-digit year dates rather than four-digit year dates in computer code, which could cause potential failures in date-sensitive software that does not recognize "00" as 2000. In 1995, TI formed teams to address the company's Year 2000 challenge. The company is on schedule to complete assessment, testing, and modifications to strategic business systems in 1998. TI is also assessing the scope of Year 2000 issues in its physical plant and infrastructure and will soon begin corrective actions. TI is communicating with its major customers and suppliers to resolve Year 2000 interface issues. While TI expects success in this cooperative effort, it cannot guarantee the performance of third parties. The company is developing contingency plans to minimize potential disruptions. Based on assessments to date, the company believes its current products are ready for Year 2000. Obsolete and discontinued products, as well as divested product lines, are not included in this assessment. The estimate of overall costs for TI's Year 2000 project is not expected to be material. The completion dates and costs are based on management's current best estimates.

MARKET RISK SENSITIVE INSTRUMENTS: The U.S. dollar is the functional currency for financial reporting. In this regard, the company uses forward currency exchange contracts, including Italian lira note currency swaps, to minimize the adverse earnings impact from the effect of exchange rate fluctuations on the company's non-U.S. dollar net balance sheet exposures. For example, at year-end 1997, the company had forward currency exchange contracts outstanding of $275 million (including $101 million to buy lira, $73 million to buy deutsche marks, and $24 million to buy Singapore dollars). Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these exchange contracts and swaps, a hypothetical 10% plus or minus fluctuation in non-U.S. currency exchange rates would not be expected to have a material earnings impact, e.g., based on year-end 1997 balances and rates, a pretax currency exchange gain or loss of $10 million.

     The company has interest rate swaps which change the characteristics of the interest payments on its $300 million of 6.125% notes due 2006 from fixed-rate payments to short-term LIBOR-based variable rate payments in order to achieve a mix of interest rates on the company's long-term debt which, over time, is expected to moderate financing costs. The effect of these interest rate swaps was to reduce interest expense by $2 million in 1997. The year-end 1997 effective interest rate for the $300 million of notes due 2006, including the effect of the swaps, was approximately 5.1%. These swaps are sensitive to interest rate changes. For example, if short-term interest rates increase (decrease) by one percentage point from year-end 1997 rates, annual pretax interest expense would increase (decrease) by $3 million.

     The company's long-term debt has a fair value, based on current interest rates, of approximately $1390 million at year-end 1997. Fair value will vary as interest rates change. The following table presents the aggregate maturities and carrying amounts of the debt principal and related weighted average interest rates by maturity dates (millions of dollars):

                                         ITALIAN
             U.S. DOLLAR    AVERAGE        LIRA       AVERAGE
MATURITY     FIXED-RATE     INTEREST    FIXED-RATE    INTEREST
  DATE          DEBT          RATE         DEBT         RATE
--------     -----------    --------    ----------    --------
  1998        $   50         6.65%       $   17        5.55%
  1999           228         6.74%           31        5.23%
  2000           278         6.81%           36        5.07%
  2001           105         7.90%           30        4.93%
  2002            --           --            26        4.71%
Thereafter       489         7.00%           63        4.59%
              ------                     ------
Total         $1,150         6.97%       $  203        4.92%

Total long-term debt carrying amount at year-end 1997 was $1353 million.

Supplemental Financial Information
(continued)

The company's cash equivalents and short-term investments are debt securities with remaining maturities within three months (cash equivalents) and beyond three months and within 13 months (short-term investments). Their aggregate fair value and carrying amount was $2566 million at year-end 1997. Fair value will vary as interest rates change. The following table presents the aggregate maturities of cash equivalents and short-term investments and related weighted average interest rates by maturity dates (millions of dollars):

             CASH EQUIVALENTS     AVERAGE
MATURITY      AND SHORT-TERM      INTEREST
  DATE        INVESTMENTS          RATE
--------     ----------------     -------
  1998           $2,566            5.88%

  1999            None              N/A
--------     ----------------     -------
  Total          $2,566            5.88%

1996 RESULTS OF OPERATIONS COMPARED WITH 1995

The content of this discussion and analysis was modified in 1997 from its original form to be consistent with the company's new business segment disclosures.

                                              CHANGE IN         CHANGE IN
                                               ORDERS,        NET REVENUES,
  BUSINESS                                  1996 VS. 1995     1996 VS. 1995
  -----------------------------------------------------------------------
  Semiconductor .........................      Down 29%          Down 17%
  Materials & Controls ..................      Up    6%          Up    7%
  Educational & Productivity Solutions ..      Up   12%          Up   11%
  -----------------------------------------------------------------------
  Total TI                                     Down 23%          Down 13%

TI's orders for continuing operations for 1996 were $9.3 billion, down 23 percent from $12.1 billion in 1995. Significantly reduced DRAM prices in the semiconductor segment were the primary contributor to the change.

     TI's net revenues for continuing operations for 1996 were $9.9 billion, down 13 percent from $11.4 billion in 1995. The decrease in the semiconductor segment was due to significantly lower DRAM prices and reduced royalties.
From the fourth quarter of 1995 to the fourth quarter of 1996, DRAM prices dropped about 80 percent. Digital signal processors and mixed-signal/analog products grew strongly in 1996. Revenues for all differentiated semiconductor products were nearly two-thirds of the company's total semiconductor revenues in fourth quarter 1996.

     PFO from continuing operations for 1996, excluding special charges for cost reduction actions and in-process R&D, was $374 million, down from $1439 million in 1995 primarily because of significantly lower DRAM prices and reduced royalties. Including the special charges, loss from operations was $26 million.


     Net loss from continuing operations including special charges in 1996 was $46 million, and loss per share was $0.12. Net income for the year from continuing operations, excluding the special charges, was $281 million, compared with $996 million in 1995. Diluted earnings per share from continuing operations, excluding the special charges, were $0.74, compared with $2.58 in 1995.

     Results from continuing operations for 1995 included $257 million of profit sharing. There was no profit sharing in 1996.

     Net income including discontinued operations for the year was $63 million, and diluted earnings per share were $0.17.

     Royalty revenues were $300 million lower in 1996 than the record royalties received in 1995. The decrease was primarily due to a reduction in royalty rates in exchange for longer-term agreements, expired licenses not yet renewed, and licensees' lower DRAM revenues. Also, first-quarter 1995 royalty revenues included a favorable adjustment of $36 million related to higher-than-estimated licensee shipments in the second half of 1994.

     Payments that licensees will make over the next five years under the ten-year agreements with Samsung Electronics Co., Ltd., Fujitsu Limited, Oki Ltd. and Matsushita Electric Industrial Co., Ltd. are expected to exceed payments made under the expired five-year licenses.

     TI's backlog of unfilled orders for continuing operations as of December 31, 1996, was $1623 million, down $671 million from the end of 1995, due primarily to decreases in semiconductors and the sale of CMS, a divested activity.

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

SEMICONDUCTOR: For 1996, orders in the semiconductor segment were down 29 percent, and revenues were down 17 percent from 1995, primarily because of the precipitous drop in DRAM prices and lower royalties. Fourth quarter orders for DSPS, comprised of digital signal processors plus mixed-signal/analog products, grew more than 30 percent over the fourth quarter of 1995, with particular strength in wireless communications and mass storage applications. DSPS revenues in 1996 increased strongly from 1995 and were slightly less than 40 percent of the company's total semiconductor revenues during the fourth quarter.

     Semiconductor segment profits for 1996 were down from 1995 because of sharply lower DRAM prices and lower royalties. Semiconductor segment profit in the fourth quarter of 1996 was up significantly from the third quarter as all product groups showed improvement. Memory, while improved, operated at a loss in the fourth quarter due to continued lower prices and the high level of fixed investment.

MATERIALS & CONTROLS: Compared with 1995, orders in the materials & controls segment were up 6 percent in 1996, and revenues were up 7 percent, primarily due to strength in sensors and automotive. PFO increased from $82 million in 1995 to $90 million in 1996.

EDUCATIONAL & PRODUCTIVITY SOLUTIONS: Orders in TI's educational & productivity solutions segment were up 12 percent in 1996, and revenues were
up 11 percent, compared with 1995.   As expected, calculators operated at
break-even in the fourth quarter after achieving substantial seasonal profits in the second and third quarters. PFO improved from $51 million in 1995 to $56 million in 1996.

EMERGING OPPORTUNITIES: TI's digital imaging products continue to make steady progress in the transition from R&D to initial production, targeted at the very competitive commercial projection display market. The major long-term challenge continues to be cost reduction to levels that will permit participation in several markets.

SPECIAL CHARGES/GAINS:   The special charges for continuing operations during
1996 included $192 million for in-process R&D associated with the purchase of SSi in the third quarter, and $91 million in the fourth quarter for severance costs related to voluntary retirement and involuntary actions (including $61 million for semiconductor employees), as well as $117 million for asset write-downs on certain product lines, principally mobile computing, a divested activity.

DIVESTED ACTIVITIES: These activities operated at a loss during the year, mainly due to the high level of marketing expense and intense price competition in mobile computing, as well as continued investments and new product development in the software business and in communications and electronics systems.

DISCONTINUED OPERATIONS: For discontinued operations, a special pretax charge of $32 million was taken for voluntary and involuntary severance actions during the fourth quarter of 1996.


COMMON STOCK PRICES AND DIVIDENDS
-----------------------------------------------------------------------------
TI common stock is listed on the New York Stock Exchange and traded principally in that market. The table below shows the high and low prices of TI common stock on the composite tape as reported by The Wall Street Journal and the dividends paid per common share for each quarter during the past two years, adjusted for the two-for-one stock split in 1997.

                                                  QUARTER
                                 --------------------------------------------
                                   1st         2nd         3rd         4th
                                 --------------------------------------------
Stock prices:
 1997 High ....................  $43.63      $48.19      $71.00      $71.25
      Low .....................   31.06       36.81       42.13       39.63
 1996 High ....................   27.88       29.82       29.63       34.19
      Low .....................   21.38       24.32       20.25       23.75

Dividends paid:
 1997 .........................  $ .085      $ .085      $ .085      $ .085
 1996 .........................  $ .085      $ .085      $ .085      $ .085

Quarterly Financial Data
------------------------------------------------------------------------------

                                 MILLIONS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS
                                 ---------------------------------------------
1997                                  1st         2nd         3rd         4th
----                                ------------------------------------------

Net revenues ...................... $2,263      $2,559      $2,500      $2,428
Gross profit ......................    791         962         982         948
Profit (loss) from operations .....    171         287         358        (201)
Income (loss) from continuing
 operations before extraordinary
 item .............................    102         224         239        (263)
Discontinued operations:
 Income from operations ...........     27          25          --          --
 Gain on sale .....................     --          --       1,473          --

Extraordinary item ................     --          --          --         (22)
                                    ------      ------      ------      ------
Net income (loss) ................. $  129      $  249      $1,712      $ (285)
                                    ======      ======      ======      ======

Diluted earnings (loss) per
 common share:
  Continuing operations
   before extraordinary item .....  $  .26      $  .56      $  .60      $ (.67)
  Discontinued operations:
   Income from operations ........     .07         .07          --          --
   Gain on sale ..................      --          --        3.68          --

  Extraordinary item .............      --          --          --        (.06)
                                    ------      ------      ------      ------
  Net income (loss) ..............  $  .33      $  .63      $ 4.28      $ (.73)
                                    ======      ======      ======      ======

Basic earnings (loss) per
 common share:
  Continuing operations
   before extraordinary item .....  $  .27      $  .58      $  .62      $ (.67)
  Discontinued operations:
   Income from operations ........     .07         .07          --          --
   Gain on sale ..................      --          --        3.81          --

  Extraordinary item .............      --          --          --        (.06)
                                    ------      ------      ------      ------
  Net income (loss) ..............  $  .34      $  .65      $ 4.43      $ (.73)
                                    ======      ======      ======      ======

                                 MILLIONS OF DOLLARS, EXCEPT PER-SHARE AMOUNTS
                                 ---------------------------------------------
1996                                  1st         2nd         3rd         4th
----                                ------------------------------------------

Net revenues ...................... $2,675      $2,399      $2,407      $2,459
Gross profit ......................    786         677         664         667
Profit (loss) from operations .....    146          40        (177)        (35)
Income (loss) from continuing
 operations .......................    132          41        (179)        (40)
Income from discontinued operations     31          35          32          11
                                    ------      ------      ------      ------
Net income (loss) ................. $  163      $   76      $ (147)     $  (29)
                                    ======      ======      ======      ======

Diluted earnings (loss) per
 common share:
  Continuing operations ........... $  .34      $  .11      $ (.47)     $ (.11)
  Discontinued operations .........    .08         .09         .08         .03
                                    ------      ------      ------      ------
  Net income (loss) ............... $  .42      $  .20      $ (.39)     $ (.08)
                                    ======      ======      ======      ======

Basic earnings (loss) per
 common share:
  Continuing operations ........... $  .35      $  .11      $ (.47)     $ (.11)
  Discontinued operations .........    .08         .09         .08         .03
                                    ------      ------      ------      ------
  Net income (loss) ............... $  .43      $  .20      $ (.39)     $ (.08)
                                    ======      ======      ======      ======

In the first quarter of 1997, the company took a pretax charge of $56 million related to the sale of its mobile computing business and termination of its digital imaging printing development program. Results for the second quarter of 1997 include a pretax operating charge of $44 million for the termination of agreements related to proposed Thailand joint ventures and a $66 million pretax gain from the sale of three divested activities, principally software. As a result of the 1997 acquisition of Amati Communications Corporation, the Company took a charge of $461 million in the fourth quarter for the value of acquired in-process research and development. Also in the fourth quarter, the company took a pretax charge of $42 million, primarily for severance costs related to cost reduction actions by the materials & controls business.

    As a result of the 1996 acquisition of SSi, the company took a charge of $192 million in the third quarter of 1996 for the value of acquired in-process research and development. In the fourth quarter of 1996, the company accrued $105 million for catch-up royalty revenues due under the new cross-license agreement with Samsung Electronics Co., Ltd. Also in the fourth quarter, the company took a pretax charge of $208 million for cost reduction actions.

    Diluted earnings (loss) per common share are calculated in accordance with SFAS No. 128 and are based on average common shares outstanding (389,695,136 shares and 380,152,855 shares for the fourth quarters of 1997 and 1996).

