Form 10-K, Exhibit 13
period 2003-12-31
TEXAS INSTRUMENTS INC
filed 2004-02-27
CIK 97476

EXHIBIT 13

Financial Statements Table of Contents*

Consolidated Financial Statements	6

– Operations

– Balance Sheet

– Cash Flows

– Stockholders’ Equity

Notes to Financial Statements	10

– Accounting Policies and Practices

– Cash Equivalents, Short-Term Investments and Long-Term Cash Investments

– Inventories

– Property, Plant and Equipment at Cost

– Equity and Debt Investments

– Goodwill and Other Acquisition-Related Intangibles

– Accounts Payable and Accrued Expenses

– Debt and Lines of Credit

– Financial Instruments and Risk Concentration

– Stockholders’ Equity

– Research and Development

– Other Income (Expense) Net

– Stock Options

– Retirement and Incentive Plans

– Restructuring Actions

– Business Segment and Geographic Area Data

– Income Taxes

– Commitments and Contingencies

Report of Ernst & Young LLP, Independent Auditors	42

Summary of Selected Financial Data	43

Management’s Discussion and Analysis of Financial Condition and Results of Operations	44

– 2003 Results of Operations Compared with 2002

– Accounting Policies

– Quantitative and Qualitative Disclosures about Market Risk

– 2002 Results of Operations Compared with 2001

– Restructuring Actions and Other Items

Quarterly Financial Data	62

Common Stock Prices and Dividends	63

*Excerpt from 2003 Annual Report. Pages 1-5 intentionally omitted.

Consolidated Financial Statements

(Millions of dollars, except per-share amounts)

	For the years ended December 31,
	2003	2002	2001
Operations
Net revenue	$9,834	$8,383	$8,201
Operating costs and expenses:
Cost of revenue	5,872	5,313	5,824
Research and development	1,748	1,619	1,598
Selling, general and administrative	1,249	1,163	1,361

Total	8,869	8,095	8,783

Profit (loss) from operations	965	288	(582)
Other income (expense) net	324	(577)	217
Interest on loans	39	57	61

Income (loss) before income taxes	1,250	(346)	(426)
Provision (benefit) for income taxes	52	(2)	(225)

Net income (loss)	$1,198	$(344)	$(201)

Diluted earnings (loss) per common share	$.68	$(.20)	$(.12)

Basic earnings (loss) per common share	$.69	$(.20)	$(.12)

See accompanying notes.

6       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Consolidated Financial Statements

(Millions of dollars, except share amounts)

	December 31,
	2003	2002
Balance Sheet
Assets

Current assets:
Cash and cash equivalents	$1,818	$949
Short-term investments	2,511	2,063
Accounts receivable, net of allowances for customer adjustments and doubtful accounts of $47 in 2003 and $60 in 2002	1,451	1,217
Inventories	984	790
Deferred income taxes	449	545
Prepaid expenses and other current assets	496	562

Total current assets	7,709	6,126

Property, plant and equipment at cost	9,549	9,516
Less accumulated depreciation	(5,417)	(4,722)

Property, plant and equipment (net)	4,132	4,794

Long-term cash investments	1,335	1,130
Equity investments	265	808
Goodwill	693	638
Acquisition-related intangibles	169	185
Deferred income taxes	626	618
Other assets	581	380

Total assets	$15,510	$14,679

Liabilities and Stockholders’ Equity

Current liabilities:
Loans payable and current portion long-term debt	$437	$422
Accounts payable and accrued expenses	1,496	1,204
Income taxes payable	250	293
Accrued retirement and profit-sharing contributions	17	15

Total current liabilities	2,200	1,934

Long-term debt	395	833
Accrued retirement costs	628	777
Deferred income taxes	59	129
Deferred credits and other liabilities	364	272
Stockholders’ equity:
Preferred stock, $25 par value. Authorized – 10,000,000 shares. Participating cumulative preferred. None issued.	—	—
Common stock, $1 par value. Authorized – 2,400,000,000 shares. Shares issued: 2003 –1,737,739,654; 2002 – 1,740,364,197	1,738	1,740
Paid-in capital	901	1,042
Retained earnings	9,535	8,484
Less treasury common stock at cost. Shares: 2003 – 5,401,665; 2002 – 9,775,781	(135)	(229)
Accumulated other comprehensive income (loss)	(159)	(262)
Unearned compensation	(16)	(41)

Total stockholders’ equity	11,864	10,734

Total liabilities and stockholders’ equity	$15,510	$14,679

See accompanying notes.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       7

Consolidated Financial Statements

(Millions of dollars)

	For the years ended December 31,
	2003	2002	2001
Cash Flows
Cash flows from operating activities:
Net income (loss)	$1,198	$(344)	$(201)
Depreciation	1,429	1,574	1,599
Amortization of acquisition-related costs	99	115	229
Purchased in-process research and development	23	1	—
Write-downs of equity investments	42	808	80
Gains on sale of equity investments	(213)	(7)	(91)
Deferred income taxes	75	13	19
(Increase) decrease in working capital (excluding cash and cash equivalents, short-term investments, deferred income taxes, and loans payable and current portion long-term debt):
Accounts receivable	(197)	(114)	958
Inventories	(194)	(39)	482
Prepaid expenses and other current assets	(183)	191	(235)
Accounts payable and accrued expenses	264	(81)	(687)
Income taxes payable	118	(5)	112
Accrued retirement and profit-sharing contributions	11	(27)	(389)
Decrease in noncurrent accrued retirement costs	(132)	(45)	(24)
Other	(189)	(48)	(33)

Net cash provided by operating activities	2,151	1,992	1,819

Cash flows from investing activities:
Additions to property, plant and equipment	(800)	(802)	(1,790)
Purchases of short-term investments	(2,203)	(1,239)	(3,247)
Sales and maturities of short-term investments	3,288	2,775	4,040
Purchases of long-term cash investments	(2,199)	(1,907)	(488)
Sales of long-term cash investments	444	115	10
Purchases of equity investments	(22)	(26)	(254)
Sales of equity investments	778	44	103
Acquisition of businesses, net of cash acquired	(128)	(69)	—

Net cash used in investing activities	(842)	(1,109)	(1,626)

Cash flows from financing activities:
Additions to loans payable	—	9	—
Payments on loans payable	(8)	(16)	(3)
Additions to long-term debt	—	—	3
Payments on long-term debt	(418)	(22)	(132)
Dividends paid on common stock	(147)	(147)	(147)
Sales and other common stock transactions	157	167	183
Common stock repurchase program	(284)	(370)	(395)
Decrease in restricted cash	261	—	—

Net cash used in financing activities	(439)	(379)	(491)

Effect of exchange rate changes on cash	(1)	14	(16)

Net increase (decrease) in cash and cash equivalents	869	518	(314)

Cash and cash equivalents at beginning of year	949	431	745

Cash and cash equivalents at end of year	$1,818	$949	$431

See accompanying notes.

8       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Consolidated Financial Statements

(Millions of dollars, except per-share amounts)

	Common Stock	Paid- In Capital		Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)(a)	Unearned Compensation
Stockholders’ Equity
Balance, December 31, 2000	$1,733	$1,185		$9,323	$(93)	$574	$(134)

2001
Net income (loss)	—	—		(201)	—	—	—
Dividends declared on common stock ($.085 per share)	—	—		(147)	—	—	—
Common stock issued on exercise of stock options	7	(87)		—	253	—	—
Stock repurchase program	—	—		—	(395)	—	—
Other stock transactions, net	—	118	(b)	—	—	—	—
Pension liability adjustment, net of tax	—	—		—	—	(87)	—
Change in unrealized gain (loss) on available-for-sale investments, net of tax	—	—		—	—	(218)	—
Unearned compensation amortization	—	—		—	—	—	48

Balance, December 31, 2001	1,740	1,216		8,975	(235)	269	(86)

2002
Net income (loss)	—	—		(344)	—	—	—
Dividends declared on common stock ($.085 per share)	—	—		(147)	—	—	—
Common stock issued on exercise of stock options	—	(223)		—	360	—	—
Stock repurchase program	—	—		—	(354)	—	—
Other stock transactions, net	—	49	(b)	—	—	—	—
Pension liability adjustment, net of tax	—	—		—	—	(174)	—
Change in unrealized gain (loss) on available-for-sale investments, net of tax	—	—		—	—	(357)	—
Unearned compensation amortization	—	—		—	—	—	45

Balance, December 31, 2002	1,740	1,042		8,484	(229)	(262)	(41)

2003
Net income	—	—		1,198	—	—	—
Dividends declared on common stock ($.085 per share)	—	—		(147)	—	—	—
Common stock issued on exercise of stock options	—	(211)		—	397	—	—
Stock repurchase program	—	—		—	(303)	—	—
Other stock transactions, net	(2)	70	(b)	—	—	—	—
Pension liability adjustment, net of tax	—	—		—	—	107	—
Change in unrealized gain (loss) on available-for-sale investments, net of tax	—	—		—	—	(4)	—
Unearned compensation amortization	—	—		—	—	—	25

Balance, December 31, 2003	$1,738	$901		$9,535	$(135)	$(159)	$(16)

(a)	Comprehensive income (loss), i.e., net income (loss) plus other comprehensive income (loss), totaled $1301 million in 2003, $(875) million in 2002 and $(506) million in 2001.
(b)	Other stock transactions, net includes, among other things, the income tax benefit realized from the exercise of nonqualified stock options. The income tax benefit was $64 million, $49 million and $106 million for 2003, 2002 and 2001.

See accompanying notes.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       9

Notes to Financial Statements

Accounting Policies and Practices

The consolidated financial statements include the accounts of all subsidiaries. Intercompany balances and transactions have been eliminated. Certain amounts in the prior period’s financial statements have been reclassified to conform to the 2003 presentation. The preparation of financial statements requires the use of estimates from which final results may vary. The U.S. dollar is the functional currency for financial reporting. With regard to accounts recorded in currencies other than U.S. dollars, current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at year end. Inventories, property, plant and equipment, and depreciation thereon are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate daily rate of exchange. Net currency exchange gains and losses from remeasurement and forward currency exchange contracts to hedge net balance sheet exposures are charged or credited on a current basis to other income (expense) net. Gains and losses from forward currency exchange contracts to hedge specific transactions are deferred and included in the measurement of the related transactions. Gains and losses from interest rate swaps are included on the accrual basis in interest expense. Gains and losses from terminated forward currency exchange contracts and interest rate swaps are deferred and recognized consistent with the terms of the underlying transaction.

Revenue from sales of the company’s products, including shipping fees, if any, is recognized when title to the products is transferred to the customer, which usually occurs upon shipment or delivery, depending upon the terms of the sales order. While the company generally sells its products with a limited warranty for product quality, such warranty expenses and associated accruals have not been significant in any year. Estimates of returns for product quality reasons and of price allowances, calculated based upon historical experience, analysis of product shipments and contractual arrangements with customers, are recorded when revenue is recognized. Allowances include discounts for prompt payment, as well as volume-based incentives and special pricing arrangements. In addition, allowances for doubtful accounts are recorded for estimated amounts of accounts receivable that may not be collected.

Revenue from sales to distributors of the company’s products is recognized, net of allowances, upon delivery of product to the distributors. According to the terms of individual distributor agreements, a distributor may return products that are included on an approved product listing maintained by the company. The distributor can return the product up to a maximum amount specified in the agreement with the placement of offsetting orders for an equivalent amount of product at the same time. The offsetting orders must be non-cancelable, requested for immediate delivery and not subject to change. When the company determines that a product may become obsolete, it offers distributors an opportunity to return that product within a set time period of the obsolescence notification. In addition, in response to specific competitive situations encountered by distributors, the company may grant distributors adjustments applied to their account; however, pricing to the distributor is not changed. Allowances, which are recorded as a liability, are calculated based on historical return data, current economic conditions and the underlying contractual terms.

Shipping and handling costs are included in cost of revenue.

Royalty revenue is recognized upon sale by the licensee of royalty-bearing products, as estimated by the company, and when realization is considered probable by management.

The company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires an asset and liability approach for financial accounting and reporting of income taxes. The company records the amount of taxes payable or refundable for the current year and the deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the company’s financial statements or tax returns. When it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is recorded.

10       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

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

Property, plant and equipment are stated at cost and depreciated primarily on the 150 percent declining-balance method over their estimated useful lives. Fully depreciated assets are written off against accumulated depreciation. Acquisition-related costs are amortized on a straight-line basis over the estimated economic life of the assets. Capitalized software licenses are amortized on a straight-line basis over the term of the license. Reviews are regularly performed to determine whether facts or circumstances exist that indicate the carrying values of the company’s fixed assets, intangible assets or capitalized software licenses are impaired. The company assesses the recoverability of its assets by comparing the projected undiscounted net cash flows associated with those assets to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Marketable equity securities and convertible debt securities are stated at fair value, which is based on market quotes where available or estimates by independent investment advisors or management, as appropriate. Adjustments to fair value of these available-for-sale investments are recorded as an increase or decrease in stockholders’ equity except where losses are considered to be other-than-temporary, in which case the losses are expensed in the statement of operations. Adjustments to fair value of other investments classified as trading are recorded in operating expense. Non-marketable equity securities are stated at historical cost and are subject to a periodic impairment review. Any impairments considered other-than-temporary are expensed in the statement of operations. Cost or amortized cost, as appropriate, is determined on a specific identification basis.

The company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized but is reviewed for impairment annually, or more frequently if certain indicators arise. The company completes its annual goodwill impairment tests as of October 1 of each year for all its reporting units. Based on an analysis of economic characteristics and how the company operates its business, the company has designated its business segments as its reporting units. As required by the Statement, intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified to goodwill. With the adoption of the Statement, the company ceased amortization of goodwill as of January 1, 2002, and reclassified $14 million (net of tax) of intangibles, primarily relating to acquired workforce intangibles, to goodwill. Fully amortized acquisition-related goodwill and intangible assets are written off against accumulated amortization.

The company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, effective January 1, 2003. This Statement supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to at the date an entity commits to an exit plan. As of the adoption date, the Statement did not affect the financial condition or results of operations of the company.

Advertising costs are expensed as incurred. Advertising expense was $79 million in 2003, $76 million in 2002 and $74 million in 2001.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       11

Computation of earnings (loss) per common share (EPS) amounts for net income (loss) is as follows (in millions of dollars, except per-share amounts):

	2003			2002			2001
	Income	Shares	EPS	Loss	Shares	EPS	Loss	Shares	EPS
Basic EPS	$1,198	1,731	$.69	$(344)	1,733	$(.20)	$(201)	1,735	$(.12)
Dilutives:
Stock options/compensation plans	—	35		—	—		—	—

Diluted EPS	$1,198	1,766	$.68	$(344)	1,733	$(.20)	$(201)	1,735	$(.12)

The EPS computations for 2003, 2002, and 2001 exclude 116 million shares, 114 million shares and 46 million shares for stock options because their effect would have been antidilutive.

The company has stock-based employee compensation plans, which are described more fully in the Stock Options note. The company accounts for those plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock option compensation cost is reflected in net income (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant (except options granted under the company’s stock purchase plans and acquisition-related stock option awards). The following table illustrates the effect on net income (loss) and earnings (loss) per common share if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Millions of Dollars, Except Per-Share Amounts
Years Ended December 31,	2003	2002	2001
Net income (loss), as reported	$1,198	$(344)	$(201)
Add: Stock-based employee compensation expense included in reported net income (loss), net of tax	10	7	8
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(433)	(415)	(317)

Adjusted net income (loss)	$775	$(752)	$(510)

Earnings (loss) per common share:
Diluted—as reported	$.68	$(.20)	$(.12)

Diluted—as adjusted	$.44	$(.43)	$(.29)

Basic—as reported	$.69	$(.20)	$(.12)

Basic—as adjusted	$.45	$(.43)	$(.29)

12       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Cash Equivalents, Short-Term Investments and Long-Term Cash Investments

Debt securities with original maturities within three months are considered cash equivalents. Debt securities with original maturities beyond three months that have remaining maturities or average lives within 13 months are considered short-term investments. Debt securities with remaining maturities or average lives beyond 13 months are considered long-term cash investments. These cash equivalent, short-term investment and long-term cash investment debt securities are available for sale and stated at fair value, which approximates their specific amortized cost. At December 31, 2003, these debt securities consisted primarily of the following types: corporate ($1309 million), asset-backed fixed-income securities ($3280 million), investment funds with constant net asset values ($532 million), and U.S. government agency securities ($288 million). At December 31, 2002, these debt securities consisted primarily of the following types: corporate ($2373 million), asset-backed fixed-income securities ($744 million), investment funds with constant net asset values ($542 million), and U.S. government agency securities ($301 million). Investments with serial maturities are allocated to their asset classification based on their individual expected average lives. Gross realized gains and losses for each of these security types were immaterial in 2003, 2002 and 2001. Net unrealized gains and losses for each of these security types were immaterial for 2003, $19 million for 2002 and were immaterial for 2001. Proceeds from sales of these cash equivalent, short-term investment and long-term cash investment debt securities in 2003, 2002, and 2001 were $3026 million, $2021 million and $3471 million.

Inventories

	Millions of Dollars
	2003	2002
Raw materials and purchased parts	$106	$121
Work in process	624	478
Finished goods	254	191

Total	$984	$790

Property, Plant and Equipment at Cost

	Depreciable Lives	Millions of Dollars
		2003	2002
Land		$100	$93
Buildings and improvements	5-40 years	2,917	2,891
Machinery and equipment	3-10 years	6,532	6,532

Total		$9,549	$9,516

Authorizations for property, plant and equipment expenditures in future years were approximately $595 million at December 31, 2003, and $225 million at December 31, 2002.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       13

Equity and Debt Investments

Equity investments include publicly traded and private investments.

TI Ventures is a venture fund that invests in private companies involved in the development of new markets. As of year-end 2003, investments were held in companies focused on next-generation applications of digital signal processors and other technologies and markets strategic to TI.

Convertible debt securities and other investments consists of convertible debt securities due 2006, and mutual funds that are acquired to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments. Certain employees are eligible to defer a portion of their salary, bonus and profit sharing into a non-qualified deferred compensation plan. Employees who participate in the plan can select one of five distribution options offered by the plan. Payments are made after the employee terminates, based on their distribution election and plan balance.

Marketable equity securities and convertible debt securities are stated at fair value, which is based on market quotes where available, estimates by independent investment advisors or estimates by management, as appropriate. Adjustments to the fair value of available-for-sale equity and debt investments are recorded as an increase or decrease in stockholders’ equity except where losses are considered to be other-than-temporary, in which case the losses are expensed in the statement of operations. The other investments are classified as trading, and adjustments to their fair value are recorded in operating expense. Non-marketable equity securities are stated at historical cost and are subject to a periodic impairment review. Any impairments considered other-than-temporary are expensed in the statement of operations. Cost or amortized cost, as appropriate, is determined on a specific identification basis.

During the fourth quarter of 2002, TI recognized a loss of $638 million on its investment in the common stock of Micron Technology, Inc. (Micron) due to an impairment that was determined by management to be other-than-temporary.

During the third and fourth quarters of 2003, TI sold its remaining 57 million shares of Micron common stock, which were received in connection with TI’s sale of its memory business unit to Micron in 1998. TI recognized pretax gains of $203 million from these sales, which were recorded in other income (expense) net. TI’s previously reserved tax benefit of $223 million associated with the 2002 write-down was recognized upon the sales of the Micron common stock through the reversal of the deferred tax asset valuation allowance. The combined effect of the after-tax gains and the tax benefit was an increase of $355 million to TI’s 2003 net income.

Proceeds from sales of equity and TI Ventures investments were $778 million in 2003, $47 million in 2002 and $103 million in 2001. There were $213 million, $7 million and $91 million of gross realized gains and zero gross realized losses from sales of these investments in 2003, 2002 and 2001.

14       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Following is information on the investments at December 31, 2003 and 2002 (in millions of dollars):

	Cost	Unrealized			Fair Value
		Gains	(Losses)	Net
December 31, 2003
Equity investments:
Marketable	$6	$14	$—	$14	$20
Non-marketable	61	—	—	—	61
TI Ventures	27	—	—	—	27
Convertible debt securities and other investments	161	—	(4)	(4)	157

Total	$255	$14	$(4)	$10	$265

December 31, 2002
Equity investments:
Marketable	$567	$1	$(1)	$—	$567
Non-marketable	81	—	—	—	81
TI Ventures	34	—	(1)	(1)	33
Convertible debt securities and other investments	138	—	(11)	(11)	127

Total	$820	$1	$(13)	$(12)	$808

Goodwill and Other Acquisition-Related Intangibles

	Amortization Lives	Millions of Dollars
		2003	2002
Goodwill	No longer amortized	$693	$638
Developed and core technology	3-10 years	124	124
Other intangibles	2-10 years	45	61

Total		$862	$823

Other intangibles include items such as customer relationships. The balances shown are net of total accumulated amortization of $437 million and $391 million at year-end 2003 and 2002. The goodwill balances shown are net of total accumulated amortization of $230 million at year-end 2003 and 2002.

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

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       15

With the adoption of the Statement, the company ceased amortization of goodwill as of January 1, 2002. The following table presents the results of the company on a comparable basis (in millions of dollars, except per-share amounts):

	2003	2002	2001
Net income (loss):
Reported net income (loss)	$1,198	$(344)	$(201)
Goodwill and workforce amortization (net of tax)	—	—	112

Adjusted net income (loss)	$1,198	$(344)	$(89)

Diluted earnings (loss) per common share:
Reported net income (loss)	$.68	$(.20)	$(.12)
Goodwill and workforce amortization (net of tax)	—	—	.06

Adjusted net income (loss)	$.68	$(.20)	$(.06)

Basic earnings (loss) per common share:
Reported net income (loss)	$.69	$(.20)	$(.12)
Goodwill and workforce amortization (net of tax)	—	—	.06

Adjusted net income (loss)	$.69	$(.20)	$(.06)

To apply the provisions of SFAS No. 142, the company is required to identify its reporting units. Based on an analysis of economic characteristics and how the company operates its business, the company has designated its business segments as its reporting units.

The company completes its annual goodwill impairment tests as of October 1 of each year for all of its reporting units. This annual test was performed by comparing the fair value for each reporting unit to its associated book value including goodwill. The fair value exceeded the carrying value including goodwill, therefore no impairment was indicated. No impairment indicators arose during the year.

The carrying amount of goodwill at December 31, 2003, by business segment, was (in millions of dollars):

Semiconductor	Sensors & Controls	E&PS	Total
$675	$18	$ —	$693

The following table reflects the components of amortized intangible assets, excluding goodwill (in millions of dollars):

	December 31, 2003		December 31, 2002
Amortized Intangible Assets	Gross Carrying Amount	Accum. Amort.	Gross Carrying Amount	Accum. Amort.
Developed and core technology	$227	$103	$203	$79
Customer relationships	71	50	66	38
Non-compete agreements	60	42	57	35
Trademarks/Patents	14	10	16	8
Other	4	2	4	1

Total	$376	$207	$346	$161

In July 2003, TI acquired 100 percent of the equity of Radia Communications, Inc. (Radia) for a purchase price of approximately $133 million. The acquisition was made to further TI’s development and product offerings in radio frequency (RF) semiconductor, subsystem, signal processing and networking technologies for 802.11 wireless local

16       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

area networking multi-band/multi-mode radios. Goodwill of approximately $64 million was recognized as a result of the acquisition. The operations of Radia are included in the consolidated statements of operations from the date of acquisition. In connection with the acquisition, the company recorded a $23 million in-process research and development charge, which was recorded in research and development expense. The following table contains a summary of the intangible assets acquired (in millions of dollars):

Acquired Intangible Assets	Amount	Amortization Lives
Core technology	$28	5 years
Developed technology	4	3 years
Customer relationships	5	5 years
Non-compete agreements	3	3 years

In June 2002, TI acquired Condat AG, Berlin (Condat) for a purchase price of approximately $87 million. Goodwill of approximately $69 million was recognized as a result of the acquisition. The acquisition was made to further TI’s development and product offerings in wireless chipset solutions, including protocol stack software for cellular phones. The operations of Condat are included in the consolidated statements of operations from the date of acquisition. The following table contains a summary of the intangibles acquired (in millions of dollars):

Acquired Intangible Assets	Amount	Amortization Lives
Developed technology	$26	5 years
Customer relationships	2	3 years
Non-compete agreements	2	3 years

Amortization of goodwill and other acquisition-related costs (including unearned compensation, a contra-stockholders’ equity account) was $99 million, $115 million, and $229 million for 2003, 2002 and 2001. Of the total amortization, goodwill amortization was zero, zero and $97 million, with the remainder primarily related to developed technology.

The following table sets forth the estimated amortization of acquisition-related costs (including unearned compensation, a contra-stockholders’ equity account) for the years ended December 31:

Millions of Dollars
2004	$68
2005	50
2006	40
2007	23
2008	7

Accounts Payable and Accrued Expenses

	Millions of Dollars
	2003	2002
Accounts payable	$675	$511
Accrued salaries, wages and vacation pay	326	272
Other accrued expenses and liabilities	495	421

Total	$1,496	$1,204

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       17

Debt and Lines of Credit

	Millions of Dollars
Long-Term Debt	2003	2002
9.25% notes due 2003	$—	$103
7.0% notes due 2004	400	400
Euro notes with various rates, due in installments through 2005	37	54
6.125% notes due 2006	300	300
8.75% notes due 2007	43	43
4.25% convertible subordinated notes due 2007	—	250
Fair value of interest rate swaps	32	45
Other	14	47

	826	1,242
Less current portion long-term debt	431	409

Total	$395	$833

In 1996, the coupon rates for the notes due 2006 were swapped for LIBOR-based variable rates through 2006, for an effective interest rate of approximately 0.52% and 1.07% at December 31, 2003 and 2002. In 2001, the coupon rates for the notes due 2007 were swapped for LIBOR-based variable rates through 2007, for an effective interest rate of approximately 4.90% and 5.12% at December 31, 2003 and 2002. Also in 2001, the coupon rates for $50 million of the notes due 2004 were swapped for LIBOR-based variable rates through 2004, for an effective interest rate of approximately 3.55% and 3.72% at December 31, 2003 and 2002.

In connection with its 2000 pooling-of-interests acquisition of Burr-Brown Corporation (Burr-Brown), TI guaranteed payment of the principal and interest for the $250 million principal amount of 4.25% convertible subordinated notes due 2007 that were issued February 24, 2000, by Burr-Brown. The notes became eligible for redemption and were redeemed in February 2003 resulting in a $10 million charge recorded in other income (expense) net.

TI guaranteed the payment obligations of a supplier under a $210 million lease financing facility that matured in 2003. Obligations under this facility were zero and $45 million at December 31, 2003 and 2002.

Interest incurred on loans in 2003, 2002 and 2001 was $41 million, $60 million and $74 million. Of these amounts, $2 million in 2003, $3 million in 2002 and $13 million in 2001 were capitalized as a component of capital asset construction costs. Interest paid on loans (net of amounts capitalized) was $39 million in 2003, $57 million in 2002 and $61 million in 2001.

Aggregate maturities of long-term debt due during the four years subsequent to December 31, 2004, are as follows:

Millions of Dollars
2005	$ 10
2006	329
2007	46
2008 and thereafter	10

TI maintains lines of credit to support commercial paper borrowings and to provide additional liquidity through short-term bank loans. These lines of credit totaled $500 million at December 31, 2003, and $600 million at December 31, 2002, but were not utilized in either year.

18       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Financial Instruments and Risk Concentration

Financial Instruments:    In addition to the interest rate swaps discussed in the preceding note, at December 31, 2003, TI had forward currency exchange contracts outstanding of $315 million to hedge net balance sheet exposures (including $223 million to buy euros, $25 million to buy Taiwan dollars and $16 million to sell pound sterling). At December 31, 2002, TI had forward currency exchange contracts outstanding of $314 million to hedge net balance sheet exposures (including $201 million to buy euros, $37 million to sell yen, and $20 million to buy Singapore dollars). At December 31, 2003 and 2002, the carrying amounts and current market settlement values of these swaps and forward contracts were not significant. TI uses forward currency exchange contracts to minimize the adverse earnings impact from the effect of exchange rate fluctuations on the company’s non-U.S. dollar net balance sheet exposures.

With respect to long-term debt and its associated interest expense, TI seeks to maintain a mix of both fixed and floating interest rates that, over time, is expected to moderate financing costs. In order to achieve this goal, TI utilizes interest rate swaps designated as fair value hedges to change the characteristics of the interest rate stream on the debt from fixed rates to short-term variable rates. The effect of these interest rate swaps was to reduce interest expense by $20 million, $18 million and $8 million in 2003, 2002 and 2001.

In order to minimize its exposure to credit risk, TI limits its counterparties on the forward currency exchange contracts and interest rate swaps to investment-grade rated financial institutions.

At December 31, 2003 and 2002, the fair value of long-term debt, based on current interest rates, was approximately $871 million and $1320 million compared with the historical cost amount of $826 million and $1242 million.

Risk Concentration:    Financial instruments that potentially subject TI to concentrations of credit risk are primarily cash investments, accounts receivable and equity investments. TI places its cash investments in investment-grade debt securities and limits the amount of credit exposure to any one commercial issuer.

Concentrations of credit risk with respect to the receivables are limited due to the large number of customers in TI’s customer base and their dispersion across different industries and geographic areas. TI maintains an allowance for losses based upon the expected collectibility of accounts receivable.

Italian government auditors have substantially completed a review, conducted in the ordinary course, of approximately $250 million of grants from the Italian government to TI’s former memory operations in Italy for 13 separate projects. The auditors have raised a number of issues relating to compliance with grant requirements and the eligibility of specific expenses for the grants. As of December 31, 2003, the auditors have issued audit reports on 12 of the projects. The Ministry of Industry is responsible for reviewing the auditor’s findings. Depending on the Ministry’s decision, the review may result in a demand from the Italian government that TI repay a portion of the grants. TI believes that the grants were obtained and used in compliance with applicable law and contractual obligations. The Ministry has published final concession decrees on eight of the projects representing approximately $105 million of grants. TI does not expect the outcome to have a material impact on the company’s financial condition, results of operations or liquidity.

In addition to the interest rate swaps and forward currency exchange contracts discussed above, TI had the following derivatives at December 31, 2003 and 2002:

TI has call options embedded in two convertible notes. These call options had a value of zero and $1 million at December 31, 2003 and 2002.

TI uses a forward purchase contract for shares of the company’s common stock to minimize the adverse earnings impact from the effect of stock market value fluctuations on the portion of the company’s deferred compensation obligations denominated in TI stock. The forward purchase contract had a fair value of approximately $3 million and $(1) million at December 31, 2003 and 2002.

TI has several stock investment warrants considered derivatives. At December 31, 2003 and 2002, their aggregate value was approximately $1 million.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       19

Stockholders’ Equity

The company is authorized to issue 10,000,000 shares of preferred stock. None is currently outstanding.

Each outstanding share of the company’s common stock carries one-fourth of a stock purchase right. Under certain circumstances, each right may be exercised to purchase one one-thousandth of a share of the company’s participating cumulative preferred stock for $200. Under certain circumstances following the acquisition of 20 percent or more of the company’s outstanding common stock by an acquiring person (as defined in the rights agreement), each right (other than rights held by an acquiring person) may be exercised to purchase common stock of the company or a successor company with a market value of twice the $200 exercise price. The rights, which are redeemable by the company at one cent per right, expire in June 2008.

Changes in accumulated other comprehensive income (loss) are as follows (in millions of dollars):

	Pension Liability Adjustment	Changes in Available-for-Sale Investments	Total
Balance, December 31, 2000	$(6)	$580	$574
Annual adjustments	(138)	(350)	(488)
Tax effect of above	51	122	173
Reclassification of recognized transactions, net of tax benefit of $6 million	—	10	10

Balance, December 31, 2001	(93)	362	269
Annual adjustments	(278)	(1,257)	(1,535)
Tax effect of above	104	440	544
Tax valuation allowance increase	—	(223)	(223)
Reclassification of recognized transactions, net of tax benefit of $26 million	—	683	683

Balance, December 31, 2002	(267)	5	(262)
Annual adjustments	165	204	369
Tax effect of above	(58)	(71)	(129)
Reclassification of recognized transactions, net of tax of $74 million	—	(137)	(137)

Balance, December 31, 2003	$(160)	$1	$(159)

20       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Research and Development

Research and development (R&D) expense totaled $1748 million in 2003, $1619 million in 2002 and $1598 million in 2001.

Acquisition-related in-process R&D charges were $23 million in 2003, $1 million in 2002 and zero in 2001. These charges were for R&D from business purchase acquisitions. Values for acquisition-related in-process R&D (purchased R&D) were determined at the acquisition date based upon the appraised value of the related developmental projects. Purchased R&D projects were assessed, analyzed and valued using the Exclusion Approach within the context and framework articulated by the Securities and Exchange Commission.

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

Millions of Dollars
Entity Acquired	Acqui- sition Date	Consid- eration	Goodwill	Other Intan- gibles	Unearned Compen- sation	Purchased In-process R&D Charge	R&D Focus	Discount Rate	Cost/Time to Complete R&D Projects		Year Cash Flows Projected to Begin
									At Acquisition	At Dec. 2003
Radia Communications, Inc.	Third quarter 2003	$133	$64	$40	$9	$23	Development of radio frequency wireless local area networking multi-band/multi-mode radios	24%	$9/485 engineer months	$6/390 engineer months	2004

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       21

Other Income (Expense) Net

	Millions of Dollars
	2003	2002	2001
Interest income	$109	$121	$184
Equity investment gains (losses) net	171	(801)	11
Other income (expense) net	44	103	22

Total	$324	$(577)	$217

Equity investment gains (losses) net in 2003 included investment gains of $203 million from the sale of Micron common stock.

Equity investment gains (losses) net in 2002 included investment write-downs of $808 million (including $638 million for Micron common stock and $64 million for Hynix Semiconductor Inc. global depositary shares) for declines in value judged to be other-than-temporary. Other income (expense) net included $64 million for the reversal of interest expense due to the resolution of open tax items.

Equity investment gains (losses) net in 2001 included gains of $91 million from the sale of several equity investments, partially offset by investment write-downs of $80 million for declines in value judged to be other-than-temporary.

Other income (expense) net includes lease income from the purchaser of the Defense Systems & Electronics business divested in 1997. The noncancelable amount of future lease payments to be received through 2008 is $120 million. These leases contain renewal options.

Stock Options

The company has stock options outstanding to participants under the Texas Instruments 2000 Long-Term Incentive Plan and the Texas Instruments 2003 Long-Term Incentive Plan. Options are also outstanding under the 1996 Long-Term Incentive Plan and the Texas Instruments Long-Term Incentive Plan, but no further options may be granted under these plans. The company also assumed stock options granted under the Burr-Brown 1993 Stock Incentive Plan and the Radia Communications, Inc. 2000 Stock Option/Stock Issuance Plan. Unless the options are acquisition-related replacement options, the option price per share may not be less than 100 percent of the fair market value on the date of the grant. Substantially all the options have a 10-year term. Options granted subsequent to 1996 generally vest ratably over four years.

Under the 2000 Long-Term Incentive Plan, the company may grant stock options, including incentive stock options; restricted stock and restricted stock units; performance units; and other stock-based awards. The plan provides for the issuance of 120,000,000 shares of the company’s common stock; in addition, if any stock-based award under the 1996 Long-Term Incentive Plan or the Long-Term Incentive Plan terminates, then any unissued shares subject to the terminated award become available for granting awards under the 2000 Long-Term Incentive Plan. No more than 13,400,000 shares of common stock may be awarded as restricted stock, restricted stock units or other stock-based awards under the plan.

Under the 2003 Long-Term Incentive Plan, which the TI board of directors adopted in January 2003, the company may grant stock options (other than incentive stock options), restricted stock and restricted stock units, performance units, and other stock-based awards to non-management employees. The plan provides for the issuance of 240,000,000 shares of the company’s common stock. Executive officers and approximately 400 managers are ineligible to receive awards under the plan.

22       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

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

Under the Texas Instruments Stock Option Plan for Non-Employee Directors adopted in April 1998, the company granted stock options to each non-employee director once a year, in the period beginning January 1999 and extending through January 2003. Each grant under the plan was an option to purchase 5,000 shares (10,000 shares beginning January 2001) with an option price equal to fair market value on the date of grant. In April 2003, the plan, together with the Texas Instruments Restricted Stock Unit Plan for Directors and the Texas Instruments Directors Deferred Compensation Plan, was replaced by the Texas Instruments 2003 Director Compensation Plan. Under this plan approved by stockholders in April 2003, the company may grant stock options, restricted stock units and other stock-based awards to non-employee directors, as well as issue the company’s common stock upon the distribution of stock units credited to deferred-compensation accounts established for such directors. The plan provides for the grant of a stock option to each non-employee director once a year in the period from January 2004 through 2010. Each such grant is an option to purchase 15,000 shares with an option price equal to fair market value on the date of grant. Under the plan, the company also grants 2,000 restricted stock units to each new non-employee director of the company upon the individual’s initial election or appointment to the board. The plan provides for the issuance of 2,000,000 shares of the company’s common stock.

Stock option and restricted stock unit transactions under the long-term incentive and director plans during 2003, 2002 and 2001 were as follows:

	Stock Options and Restricted Stock Units	Weighted- Average Exercise Price
Balance, December 31, 2000	144,852,819	$20.67
Granted	35,259,646	41.53
Forfeited	(5,471,203)	36.86
Expired	—	—
Exercised	(10,210,661)	9.63

Balance, December 31, 2001	164,430,601	$25.30
Granted	37,272,250	25.76
Forfeited	(3,367,438)	36.90
Expired	—	—
Exercised	(7,925,503)	7.25

Balance, December 31, 2002	190,409,910	$25.94
Granted	54,514,310	16.28
Forfeited	(4,338,768)	31.63
Expired	—	—
Exercised	(12,151,445)	7.45

Balance, December 31, 2003	228,434,007	$24.50

In 2003, 2002, and 2001, 441,000 shares, 1,339,500 shares, and 307,000 shares of restricted stock units were granted, which have a minimum vesting period of three years from date of grant (weighted-average award-date value of $17.33, $21.87, and $37.69 per share). Compensation expense for restricted stock units totaled $15 million, $10 million and $12 million in 2003, 2002 and 2001.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       23

In accordance with the terms of APB Opinion No. 25, the company records no compensation expense for its non-acquisition-related stock option awards. As required by SFAS No. 123, the company provides the following disclosure of hypothetical values for these awards. The weighted-average grant-date value of options granted during 2003, 2002 and 2001 was estimated to be $8.06, $13.48 and $23.32 under the 2003 Long-Term Incentive Plan, the 2000 Long-Term Incentive Plan and the 1996 Long-Term Incentive Plan (Long-Term Plans) and $5.03, $5.33 and $10.72 under the TI Employees 2002 Stock Purchase Plan and its predecessor plan, the TI Employees 1997 Stock Purchase Plan (Employee Plans). These values were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2003, 2002 and 2001: expected dividend yields of .52%, .33% and .20% (Long-Term Plans) and .45%, .48% and .26% (Employee Plans); expected volatility of 58%, 56% and 55% (Long-Term Plans) and 63%, 75% and 55% (Employee Plans); risk-free interest rates of 2.72%, 5.04% and 5.20% (Long-Term Plans) and 1.08%, 1.76% and 3.30% (Employee Plans); and expected lives of 5 years, 5 years and 6 years (Long-Term Plans) and .58 years (Employee Plans). Had compensation expense been recorded based on these hypothetical values, the net income for 2003 would have been $775 million, or income per share of $0.44 and the company’s net loss for 2002 and 2001 would have been $752 million and $510 million, or loss per share of $0.43 and $0.29. Because options vest over several years and additional option grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

Summarized information about stock options and restricted stock units (RSUs) outstanding under the long-term incentive and director plans at December 31, 2003 is as follows:

	Stock Options and RSUs Outstanding			Stock Options Exercisable
Range of Exercise Share Prices	Number Outstanding at Dec. 31, 2003	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Share Price	Number Exercisable at Dec. 31, 2003	Weighted- Average Exercise Share Price
$0.00 to 16.00	59,125,468	3.5 years	$8.49	55,663,135	$8.82
16.01 to 26.00	80,437,174	7.8	19.33	24,952,841	24.50
26.01 to 50.00	53,853,332	7.7	30.51	24,207,584	31.82
50.01 to 84.32	35,018,033	6.5	54.18	22,224,477	54.81

$0.00 to 84.32	228,434,007	6.5 years	$24.50	127,048,037	$24.33

At December 31, 2003, the stock options outstanding under the TI Employees 2002 Stock Purchase Plan have an exercise price of $20.28 per share or 85% of the fair market value of the company’s common stock on April 1, 2004 (the date of automatic exercise), whichever is lower. Of the total outstanding options, none were exercisable at year-end 2003.

24       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Employee stock purchase plan transactions during 2003, 2002 and 2001 were as follows:

	Employee Stock Purchase Plan (shares)	Weighted- Average Exercise Price
Balance, December 31, 2000	1,103,436	$59.66
Granted	4,509,074 *	28.71
Forfeited	(770,142)	46.36
Exercised	(3,182,703)	35.47

Balance, December 31, 2001	1,659,665	28.14
Granted	5,330,427 *	15.40
Forfeited	(537,504)	24.75
Exercised	(3,604,121)	20.01

Balance, December 31, 2002	2,848,467	16.75
Granted	6,468,277 *	16.76
Forfeited	(449,163)	15.71
Exercised	(6,220,699)	14.12

Balance, December 31, 2003	2,646,882	$20.28

*	Excludes options offered but not granted.

Stock option and employee stock purchase plan exercises includes previously unissued shares and treasury shares of 113,939 and 18,258,205; 34,833 and 11,494,791; and 7,049,648 and 6,343,716; for 2003, 2002 and 2001.

At year-end 2003, 283,113,542 shares were available for future grants under the long-term incentive plans and Director Compensation Plan, and 11,132,419 shares under the TI Employees 2002 Stock Purchase Plan. As of year-end 2003, 511,606,876 shares were reserved for issuance under the company’s long-term incentive plans and Director Compensation Plan, and 13,779,301 shares were reserved for issuance under the TI Employees 2002 Stock Purchase Plan.

In 2001, the TI board of directors approved the current stock repurchase program authorizing the purchase of up to 17 million shares of the company’s common stock. In 2002 and 2003, the board authorized an additional 14 million and 18 million shares for repurchase under this program. The repurchases are intended to neutralize the potential dilutive effect of shares expected to be issued upon the exercise of stock options under the company’s long-term incentive plans and Employee Plans. Treasury shares acquired in connection with the repurchase program and other stock transactions in 2003, 2002 and 2001 were 13,916,779 shares, 14,922,210 shares and 11,554,324 shares. Previously unissued common shares issued for restricted stock units under the 1996 Long-Term Incentive Plan and predecessor long-term incentive plans in 2003, 2002 and 2001 were 108,619 shares, 32,733 shares and 100,000 shares. Treasury shares issued upon exercise of restricted stock units issued under the Texas Instruments Restricted Stock Unit Plan for Directors in 2003, 2002 and 2001 were 22,880 shares, zero shares and 22,880 shares. Treasury shares issued upon exercise of stock options issued under the Texas Instruments Stock Option Plan for Non-employee Directors in 2003, 2002 and 2001 were zero shares, zero shares and 10,000 shares.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       25

Retirement and Incentive Plans

The company provides various retirement plans for employees including pension, savings, deferred profit sharing and retiree health care plans. Incentive plans provide for profit sharing payments and annual performance awards.

Certain profit-sharing plans worldwide provide that, depending on the individual plan, a portion of the profit sharing earned by employees may be contributed to a deferred plan. Several investment options are made available to employees for deferred amounts, including TI common stock. While the board of directors of the company has authorized the issuance of 36.9 million shares of previously unissued TI common shares for deferred profit sharing and savings plans worldwide, none has been issued in the three years ended December 31, 2003. Instead, the trustees of these plans worldwide have purchased outstanding TI common stock shares to fund the requirements of these plans: 12.3 million shares in 2003, 12.6 million shares in 2002 and 16.8 million shares in 2001.

U.S. Retirement Plans:    The company provides a defined contribution plan whereby the company contributes 2 percent of an employee’s earnings, and a matched savings program whereby an employee’s contribution, up to 4 percent of the employee’s earnings, is matched by the company in cash at a dollar-per-dollar rate. The contributions may be invested at the employee’s discretion in several investment funds, including a TI common stock fund. At December 31, 2003 and 2002, in accordance with the election of employees, TI’s U.S. defined contribution plan held shares of TI common stock totaling 66 million shares and 69 million shares valued at $1925 million and $1043 million. Dividends received on these shares for 2003 and 2002 totaled $6 million and $6 million.

In lieu of the defined contribution plan described above, most U.S. employees hired prior to December 1, 1997, elected during a 1997 selection period to remain in a prior TI plan. In that plan the company provides a matched savings program whereby an employee’s contribution, up to 4 percent of the employee’s earnings (subject to statutory limitations), is matched by the company in cash at the rate of 50 cents per dollar. Available investments are the same as above. The prior TI plan also includes a defined benefit plan with benefits based on an employee’s years of service and highest five consecutive years of compensation.

The company’s aggregate expense for U.S. employees under the defined contribution and matched savings plans was $50 million in 2003, $46 million in 2002 and $51 million in 2001.

Effective January 1, 2001, new U.S. employees are responsible for the cost of medical benefits during retirement. Employees hired prior to January 1, 2001, are currently eligible to receive, during retirement, specified company-paid medical benefits. The plan is contributory and premiums are adjusted annually. For employees retiring on or after January 5, 1993, the company has specified a maximum annual amount per retiree, based on years of service, that it will pay toward retiree medical premiums. For employees who retired prior to that date, the company maintains a consistent level of cost sharing between the company and the retiree. Employees hired between January 1, 1998, and December 31, 2000, are eligible for retiree medical benefits when they reach 20 years of service, regardless of age. For a 15-year transition period, employees hired prior to 1998 qualify for eligibility under either the 20-year rule or the previous requirement, which was based upon retirement eligibility under the defined benefit pension plan. Coverage eligibility is only available at termination, i.e., no subsequent election to participate is allowable.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The new federal prescription drug benefit becomes effective in 2006. In response to the act, a Financial Staff Position (FSP) was issued. FASB Staff Position FAS No. 106-1 permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to either include the effects of the act in its year-end disclosures or defer the inclusion of the effect of the act in its disclosures until authoritative guidance is issued or until a significant event occurs that ordinarily would call for remeasurement of a plan’s assets and obligations. Because authoritative guidance has not been issued and the impact to the plan is unknown (e.g., actuarial equivalency and any required plan amendments have not been determined), the company has elected to defer the recognition of the impact in its year 2003 financial statements.

26       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Expense of the U.S. defined benefit and retiree health care benefit plans was as follows:

	Millions of Dollars
	Defined Benefit			Retiree Health Care
	2003	2002	2001	2003	2002	2001
Service cost	$28	$23	$24	$2	$2	$3
Interest cost	43	44	43	20	21	27
Expected return on plan assets	(40)	(43)	(46)	(19)	(21)	(24)
Amortization of prior service cost	—	1	2	(2)	(2)	—
Amortization of transition obligation	—	—	(1)	—	—	—
Recognized net actuarial loss	21	2	1	3	—	—

Total	$52	$27	$23	$4	$—	$6

Settlement gains (losses) and curtailment gains (losses) of the U.S. defined benefit plan recognized in 2003, 2002 and 2001 were $(4) million and $(1) million; $(5) million and zero; and $2 million and $1 million. There were no settlement or curtailment gains (losses) in 2003, 2002 and 2001 for the retiree health care benefit plan. For the U.S. defined benefit plan, the cost of special termination benefits recognized in 2003, 2002 and 2001 was $3 million, zero and $33 million. For the retiree health care benefit plan, the cost of special termination benefits recognized in 2003, 2002 and 2001 was $3 million, zero, and $18 million. The special termination benefits recognized in 2003 were related to the Semiconductor and Sensors & Controls restructuring actions and the special termination benefits recognized in 2001 were related to an enhanced voluntary retirement offering.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       27

Obligation and asset data for the U.S. defined benefit and retiree health care benefit plans at December 31 were as follows:

	Millions of Dollars
	Defined Benefit		Retiree Health Care
	2003	2002	2003	2002
Change in projected benefit obligation:
Benefit obligation at beginning of year	$699	$613	$335	$312
Service cost	28	23	2	2
Interest cost	43	44	20	21
Participants’ contributions	—	—	12	17
Benefits paid	(48)	(41)	(52)	(50)
Plan amendments	—	—	(52)	—
Actuarial loss	27	60	115	33
Settlements	(11)	—	—	—
Curtailments	1	—	—	—
Special termination benefit	3	—	3	—

Benefit obligation at end of year	742	699	383	335

Change in plan assets:
Fair value of plan assets at beginning of year	446	439	225	264
Actual return on plan assets	126	(58)	46	(20)
Employer contribution	137	100	13	14
Benefits paid	(46)	(35)	(39)	(33)
Settlements	(11)	—	—	—
Benefits payable	—	—	(23)	—

Fair value of plan assets at end of year	652	446	222	225

Funded status	(90)	(253)	(161)	(110)
Unrecognized net actuarial loss	194	278	202	94
Unrecognized prior service cost	2	2	(80)	(30)

Accrued U.S. retirement costs at end of year	$106	$27	$(39)	$(46)

Amounts recognized in the balance sheet consist of:
Accrued retirement, noncurrent	$(19)	(177)	$(39)	$(46)
Prepaid benefit cost	118	36	—	—
Intangible asset	4	4	—	—
Accumulated other comprehensive income	3	164	—	—

Total	$106	$27	$(39)	$(46)

28       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

At December 31, 2003, the accumulated benefit obligations for all U.S. defined benefit pension plans were $642 million. All the defined benefit pension plans had projected benefit obligations in excess of plan assets. For the defined benefit pension plans with an accumulated benefit obligation in excess of plan assets, the projected benefit obligations were $26 million, the accumulated benefit obligations were $19 million and the fair value of plan assets were zero.

At December 31, 2002, the accumulated benefit obligations for all U.S. defined benefit pension plans were $585 million. All the defined benefit pension plans had projected benefit obligations in excess of plan assets. For the defined benefit pension plans with an accumulated benefit obligation in excess of plan assets, the projected benefit obligations were $699 million, the accumulated benefit obligations were $585 million and the fair value of plan assets were $446 million.

	Defined Benefit		Retiree Health Care
	2003	2002	2003	2002
Weighted average assumptions used to determine benefit obligations at December 31:
Assumed discount rate	6.00%	6.75%	6.00%	6.75%
Average long-term pay progression	4.35%	4.35%	—	—
Weighted average assumptions used to determine net periodic pension cost at December 31:
Assumed discount rate	6.29%	7.25%	6.29%	7.25%
Assumed long-term rate of return on plan assets	8.00%	8.00%	7.55%	7.52%
Assumed long-term pay progression	4.35%	4.35%	—	—

The expected long-term rate of return on plan assets assumption is based upon actual historical returns, future expectations for returns for each asset class and the effect of periodic target asset allocation rebalancing. These expected results were adjusted for the payment of reasonable expenses of the plan from plan assets. The historical long-term return on the plan’s assets has exceeded 8.0% and management believes this assumption is appropriate based upon the mix of the investments and the long-term nature of the plan’s investments. The defined benefit pension plan target allocation ranges were revised by the plan’s investment committee in 2003 in order to better align them with the long-term nature of the pension plan liabilities. The transition to full compliance with these guidelines will be completed by the end of 2004. The target allocation ranges are:

Public and private U.S. equities	40% – 60%
Fixed income and cash	25% – 50%
International equities	10% – 15%

It is intended that the investments will be rebalanced when the allocation is not within the target range. Additional contributions are invested consistent with the target ranges and may be used to rebalance the portfolio. The investment allocation and individual investments are chosen with regard to the duration of the obligations of the plan. A small portion of the retiree medical plan assets are invested in an account within the pension trust and are invested in a like manner as the other pension assets. The majority of the assets in the retiree medical plan are invested in a series of Voluntary Employee Benefit Association (VEBA) trusts. For tax efficiency, the investments in the VEBAs are not rebalanced but additional contributions to the trusts may be used to rebalance the portfolio.

Weighted average asset allocations at December 31:

	Defined Benefit		Retiree Health Care
Asset Category	2003	2002	2003	2002
Public and private U.S. equities	54%	49%	53%	44%
Fixed income and cash	26%	30%	45%	54%
International equities	20%	21%	2%	2%

	100%	100%	100%	100%

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       29

There are no significant restrictions on the amount or nature of the investments that may be acquired or held by the plan. In addition, none of the plan assets related to the defined benefit pension plan and retiree medical plan are invested in TI common stock.

The company made discretionary contributions to the defined benefit pension plan of $137 million and $100 million and to the retiree medical plan of $13 million and $14 million in 2003 and 2002. The company’s objective is to, at a minimum, fully fund the accumulated benefit obligation of the defined benefit pension plan subject to tax deductibility limits. Contributions to each plan meet or exceed minimum funding requirements, if applicable. Additional 2003 plan year contributions of approximately $50 million are expected to be made to the retirement plans in 2004.

Assumed health care cost trend rates at December 31:

	Retiree Health Care
	2003	2002
Assumed health care trend rate for next year		9.0%
Attributed to less than age 65	12.0%
Attributed to age 65 or greater	13.0%

Ultimate trend rate	5.0%	4.5%
Year in which ultimate trend rate is reached		2008
Attributed to less than age 65	2011
Attributed to age 65 or greater	2012

Increasing (decreasing) health care cost trend rates by one percentage point would have increased (decreased) the retiree health care benefit obligation at December 31, 2003 by $21 million/$(18) million and 2003 plan expense by $1 million/$(1) million.

Non-U.S. Retirement Plans:    Retirement coverage for non-U.S. employees of the company is provided, to the extent deemed appropriate, through separate defined benefit and defined contribution plans. Defined retirement benefits are based on an employee’s years of service and compensation, generally during a fixed number of years immediately prior to retirement.

As of December 31, 2003 and 2002, in accordance with the election of employees, TI’s non-U.S. defined contribution plans held shares of TI common stock at the election of employees totaling 1.5 million shares valued at $45 million and $23 million. Dividends received on these shares for 2003 and 2002 totaled $132 thousand and $119 thousand.

Expense of the non-U.S. defined benefit plans was as follows:

	Millions of Dollars
	2003	2002	2001
Service cost	$50	$42	$58
Interest cost	40	34	35
Expected return on plan assets	(35)	(32)	(42)
Amortization of prior service cost	1	1	1
Amortization of transition obligation	2	2	2
Recognized net actuarial loss	23	14	8

Total	$81	$61	$62

Settlement gains (losses) and curtailment gains (losses) of the non-U.S. defined benefit plans recognized in 2003, 2002 and 2001 were ($11) million and zero; zero and zero; and $(11) million and zero.

30       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Obligation and asset data for the non-U.S. defined benefit plans at September 30 were as follows:

	Millions of Dollars
	2003	2002
Change in projected benefit obligation:
Benefit obligation at beginning of year	$1,240	$1,158
Service cost	48	42
Interest cost	41	34
Benefits paid	(37)	(36)
Actuarial loss	191	34
Amendments	—	8

Benefit obligation at end of year	1,483	1,240

Change in plan assets:
Fair value of plan assets at beginning of year	592	650
Actual return on plan assets	1	(54)
Employer/employee contribution	77	44
Benefits paid	(33)	(34)
Actuarial gain (loss)	53	(14)

Fair value of plan assets at end of year	690	592

Funded status	(793)	(648)
Unrecognized net actuarial loss	526	399
Unrecognized prior service cost	11	12
Unrecognized transition obligation	1	3
Adjustments from September 30 to December 31	(31)	(10)

Accrued non-U.S. retirement costs at end of year	$(286)	$(244)

Amounts recognized in the balance sheet consist of:
Accrued retirement, current	$(7)	$(3)
Accrued retirement, noncurrent	(570)	(554)
Prepaid benefit cost	22	16
Intangible asset	1	25
Accumulated other comprehensive income	268	272

Total	$(286)	$(244)

The range of assumptions used for the non-U.S. defined benefit plans reflects the different economic environments within the various countries. The defined benefit obligations were determined at September 30 using a range of assumed discount rates of 2.25% to 5.5% for 2003 and 2002 and a range of assumed average long-term pay progression rates of 3.0% to 4.5% for 2003 and 3.0% to 4.0% for 2002. The range of assumed long-term rates of return on plan assets was 3.5% to 6.0% for 2003 and 5.0% to 6.0% for 2002. Accrued retirement at September 30, 2003 and 2002, includes projected benefit obligations of $1301 million and $1240 million, and accumulated benefit obligations of $1057 million and $1000 million, versus plan assets of $512 million and $592 million for the plans whose accumulated benefit obligations exceed their assets.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       31

Restructuring Actions

Effective January 1, 2003, the company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

Sensors & Controls Restructuring Action:    In the second quarter of 2003, the company announced a plan to move certain production lines from Attleboro, Massachusetts, to other TI sites in order to be geographically closer to customers and their markets and to reduce manufacturing costs. This restructuring action is expected to affect about 800 jobs through voluntary retirement and involuntary termination programs over the next two years, primarily in manufacturing operations at the Attleboro headquarters of the Sensors & Controls business. The total cost of this restructuring action is expected to be about $60 million.

In the fourth quarter of 2003, the company recorded net pretax charges of $6 million, primarily for severance and benefit costs. Of the $6 million, $5 million is included in cost of revenue and $1 million is included in selling, general and administrative expense. The total number of employees affected was 43, primarily at the Attleboro and Japan locations. As of December 31, 2003, a total of 316 employees have been terminated and total net pretax charges of $40 million have been recorded associated with this action. Payments are expected to be completed in 2005.

In the third quarter of 2003, the company recorded net pretax charges of $8 million, primarily for severance and benefit costs. Of the $8 million, $7 million is included in cost of revenue and $1 million is included in selling, general and administrative expense. The total number of employees affected was 90, primarily at the Attleboro and Japan locations.

In the second quarter of 2003, the company recorded net pretax charges of $26 million, primarily for severance and benefit costs. Of the $26 million, $22 million is included in cost of revenue and $4 million is included in selling, general and administrative expense. The total number of employees affected was 183, primarily at the Attleboro location.

Semiconductor Restructuring Action:    Also, in the second quarter of 2003, the company announced a restructuring action that is expected to affect about 950 jobs in Semiconductor manufacturing operations in the U.S. and international locations, as those operations continue to become more productive with fewer people. The total cost of this restructuring action is expected to be about $90 million.

In the fourth quarter of 2003, the company recorded net pretax charges of $7 million, primarily for severance and benefit costs. Of the $7 million, $6 million is included in cost of revenue and $1 million is included in selling, general and administrative expense. The total number of employees affected was 106, primarily at U.S. locations. As of December 31, 2003, a total of 768 employees have been terminated and total net pretax charges of $78 million have been recorded associated with this action. Payments are expected to be completed in 2004.

In the third quarter of 2003, the company recorded net pretax charges of $48 million, primarily for severance and benefit costs. Of the $48 million, $41 million is included in cost of revenue, $6 million is included in selling, general and administrative expense, and $1 million is in research and development expense. The total number of employees affected was 553, primarily at U.S. and Japan locations.

In the second quarter of 2003, the company recorded net pretax charges of $23 million, primarily for severance and benefit costs. Of the $23 million, $21 million is included in cost of revenue and $2 million is included in selling, general and administrative expense. The total number of employees affected was 109, primarily at U.S. and Germany locations.

Semiconductor Restructuring Action:    In late 2002, the company announced a plan to involuntarily terminate about 500 employees, primarily in manufacturing operations, to align resources with market demand. In the third and fourth quarters of 2002, the company terminated 54 and 434 employees, respectively. Of the total 488 employees terminated, 450 were in U.S. locations while the remaining employees were in some of the company’s international

32       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

locations. The company recorded net pretax charges of $17 million for severance and benefit costs, of which $11 million was included in cost of revenue, $4 million in selling, general and administrative expense, and $2 million in research and development expense. As of December 31, 2003, all employees have been terminated and a balance of $1 million of severance and benefit costs remains to be paid. Payments are expected to be completed in 2004.

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

Voluntary/Involuntary Programs in U.S.:    In the first quarter of 2001, the company announced a voluntary retirement program and a plan to involuntarily terminate employees at some of its U.S. locations. Of the total 5724 affected employees, 329 were in the company’s location in Massachusetts and 2038 were in other U.S. locations, primarily in Texas. The company recorded net pretax charges of $153 million for severance and benefit costs, of which $107 million was included in cost of revenue, $48 million in selling, general and administrative expense, $1 million in research and development expense, and $3 million in other income. At year end 2002, this program was complete.

Semiconductor Site Closings in U.S.:    In the first and second quarters of 2001, the company announced a plan to consolidate certain manufacturing operations resulting in the closing of three Semiconductor facilities. Of the total 5724 affected employees, 1159 were in the company’s locations in California and New Hampshire. The company recorded net pretax charges of $88 million, of which $31 million was for severance and benefit costs, $46 million was for the acceleration of depreciation on the facilities’ assets over the remaining service life of the sites, and $11 million was for various other payments. Of the $31 million severance and benefit costs, $27 million was included in cost of revenue, and $4 million was included in selling, general and administrative expense. The remaining $57 million of charges was included in cost of revenue. One of the facilities was sold in 2001, one of the facilities was sold in 2003, and the other facility is being marketed for sale. As of December 31, 2003, all employees have been terminated, all payments are complete and no balance remains.

In 2002, the company continued to record acceleration of depreciation of $15 million on the Semiconductor facility in New Hampshire. This acceleration of depreciation was included in cost of revenue. In addition, $5 million of additional severance and benefit costs was recorded related to these facility closings. The $5 million was included in selling, general and administrative expense.

Semiconductor International Restructuring Actions:    In the first quarter of 2001, the company announced a voluntary retirement program and a plan to involuntarily terminate employees in some of its international locations. Of the total 5724 affected employees, 471 were in the company’s locations in Europe, 1075 were in the company’s locations in Asia and 652 were in the company’s locations in Japan. The company recorded net pretax charges of $116 million of severance and benefit costs, of which $56 million was included in cost of revenue, $48 million was included in selling, general and administrative expense, and $12 million was included in research and development expense. As of December 31, 2003, all employees have been terminated and a balance of $24 million of severance and benefit costs remains to be paid. Payments are expected to continue through 2008, of which $9 million is to be paid in 2004, $6 million in 2005, $4 million in 2006, $3 million in 2007 and $2 million in 2008.

Prior Actions:    In years prior to 2001, actions were taken to terminate employees primarily in the company’s European locations. There were also restructuring reserves booked for the closing of a facility in Texas and for a warranty associated with the sale of the company’s software business unit. At the beginning of 2002, this reserve balance was $37 million. In 2002, the Texas facility was sold and the warranty period expired. As a result, the $8 million Texas facility reserve was reversed, the $20 million warranty reserve was reversed and $6 million of severance was paid. As of December 31, 2003, a balance of $3 million in severance and benefit costs remains to be paid. Payments are expected to be completed in 2004.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       33

The following is a reconciliation of individual restructuring accruals (in millions of dollars).

Description*	Total	Balance, Prior Actions Primarily Severance	2001			2002		2003
			Voluntary/ Involuntary Program in U.S.	SC Site Closings in U.S.	SC International Restructuring Actions	SC Site Closings in U.S.	SC Severance Action	S&C Severance Action	SC Severance Action
BALANCE DECEMBER 31, 2000	$70	$70

CHARGES:
Severance charges	293		$149	$31	$113
Non-cash write-down of fixed assets	46			46
Various charges	18		4	11	3
DISPOSITIONS:
Severance payments	(258)	(29)	(136)	(16)	(77)
Non-cash write-down of fixed assets	(46)			(46)
Various payments	(3)			(3)
Non-cash change in estimates	(1)	(1)

BALANCE DECEMBER 31, 2001	119	40	17	23	39

CHARGES:
Severance charges	22					$5	$17
Non-cash acceleration of depreciation	15					15
DISPOSITIONS:
Severance payments	(65)	(8)	(17)	(17)	(10)	(5)	(8)
Sale of facility	(8)	(8)
Non-cash transfer to accumulated depreciation	(15)					(15)
Non-cash change in estimates	(23)	(20)		(3)

BALANCE DECEMBER 31, 2002	45	4	—	3	29	—	9

CHARGES:
Severance charges	102							$37	$65
Non-cash acceleration of depreciation	8							3	5
Non-cash write-down of fixed assets	8								8
DISPOSITIONS:
Severance payments	(89)	(1)		(3)	(5)		(8)	(22)	(50)
Non-cash transfer to accumulated depreciation	(8)							(3)	(5)
Non-cash write-down of fixed assets	(8)								(8)

BALANCE DECEMBER 31, 2003	$58	$3	$—	$—	$24	$—	$1	$15	$15

Note: All charges/dispositions are cash items unless otherwise noted.

*Abbreviations

SC    = Semiconductor

S&C = Sensors & Controls

34       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Business Segment and Geographic Area Data

Texas Instruments makes, markets and sells high-technology components and systems used in the commercial electronic and electrical equipment industry, primarily for industrial and consumer markets.

TI has three principal businesses:    Semiconductor, Sensors & Controls and Educational & Productivity Solutions. Each of these is a business segment, with its respective financial performance detailed in this report.

Semiconductor designs, manufactures and sells integrated circuits. Its core products include Analog integrated circuits and Digital Signal Processors (DSPs), which are used in a broad range of electronic systems. These systems include cellular telephones, personal computers, servers, communications infracture equipment, motor controls, automotive equipment and digital imaging systems such as front projectors and high-definition digital televisions. Semiconductor products are sold to original-equipment manufacturers (OEMs), original-design manufacturers (ODMs), contract manufacturers and distributors. An OEM designs and sells products under its own brand that it manufacturers in-house or has contracted to other manufacturers. An ODM designs and manufacturers products for other companies to sell under their brands. Distributors, which account for about 25 percent of TI’s Semiconductor revenue, sell TI products directly to a wide range of customers. The semiconductor market is intensely competitive and is subject to rapid technological change, pricing pressures, and the requirement of high rates of investment for research and development (R&D) and for the manufacturing factories and equipment needed to produce advanced semiconductors. TI faces significant competition in each of its product lines.

Sensors & Controls sells custom-designed sensors, controls, and radio frequency identification (RFID) systems. TI’s sensor products include pressure sensors and transducers for automotive systems (such as fuel injection and vehicle stability systems) and heating, ventilation and air conditioning equipment. TI’s control products include motor protectors, circuit breakers, arc-fault circuit protectors and thermostats for aircraft, air conditioning, appliance, lighting and industrial applications. TI’s RFID systems consist of a transponder, receiver and other components; applications include automotive security, logistics tracking, inventory control and wireless commerce at retail outlets. Typically the top supplier in targeted product areas, Sensors & Controls faces strong multinational and regional competitors. The primary competitive factors in this business are product reliability, manufacturing costs and engineering expertise. The products of the business are sold to OEMs and distributors.

Educational & Productivity Solutions (E&PS) is a leading supplier of graphing handheld calculators and other calculators. Technology expertise, price and an understanding of the education market are primary competitive factors in this business. TI’s principal competitors in the business are U.S.- and Japan-based companies. This business sells primarily through retailers and to schools through instructional dealers.

Operating profits of the three principal businesses exclude the effects of restructuring charges and acquisition-related in-process R&D and amortization, but include the effects of profit sharing. The results for Semiconductor include the effects of all royalty revenue from semiconductor-related cross-license agreements. Business assets are the owned or allocated assets used by each business.

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

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       35

Business Segment Net Revenue

	Millions of Dollars
	2003	2002	2001
Semiconductor
Trade	$8,345	$6,934	$6,767
Intersegment	15	10	17

	8,360	6,944	6,784

Sensors & Controls
Trade	1,004	954	955
Intersegment	5	4	3

	1,009	958	958

Educational & Productivity Solutions
Trade	485	494	465

Corporate activities	(20)	(13)	(18)
Divested activities	—	—	12

Total	$9,834	$8,383	$8,201

Business Segment Profit (Loss)

	Millions of Dollars
	2003	2002	2001
Semiconductor	$969	$254	$(155)
Sensors & Controls	251	214	192
Educational & Productivity Solutions	157	154	132
Corporate activities	(172)	(182)	(170)
(Charges)/gains and acquisition-related amortization, net of applicable profit sharing	(47)	(772)	(575)
Interest on loans/other income (expense) net, excluding 2003 net gains of $193, 2002 net charges of $620 and 2001 net gains of $11 included above in (Charges)/gains and acquisition-related amortization	92	(14)	144
Divested activities	—	—	6

Income (loss) before income taxes	$1,250	$(346)	$(426)

Details of (charges) and gains are as follows:

	Millions of Dollars
	2003	2002	2001
Sensors & Controls restructuring action	$(40)	$—	$—
Semiconductor restructuring actions	(78)	(17)	—
Gain on sale of Micron common stock	203	—	—
Redemption of convertible debt	(10)	—	—
Write-down of Micron common stock investment	—	(638)	—
Semiconductor site closings in U.S.	—	(20)	(88)
Reversal of warranty reserve	—	20	—
Voluntary/involuntary program in U.S.	—	—	(153)
International restructuring actions	—	—	(116)
Acquisition-related amortization	(99)	(115)	(229)
Purchased in-process R&D charges	(23)	(1)	—
Other	—	(1)	11

Total	$(47)	$(772)	$(575)

36       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Business Segment Assets

	Millions of Dollars
	2003	2002	2001
Semiconductor	$6,197	$6,251	$6,934
Sensors & Controls	372	383	415
Educational & Productivity Solutions	97	96	94
Corporate activities	8,844	7,949	8,336

Total	$15,510	$14,679	$15,779

Business Segment Property, Plant and Equipment Additions and Depreciation

	Millions of Dollars
	2003	2002	2001
Additions
Semiconductor	$724	$718	$1,699
Sensors & Controls	27	26	29
Educational & Productivity Solutions	—	1	1
Corporate activities	49	57	61

Total	$800	$802	$1,790

	Millions of Dollars
	2003	2002	2001
Depreciation
Semiconductor	$1,332	$1,470	$1,461
Sensors & Controls	37	39	43
Educational & Productivity Solutions	1	1	1
Corporate activities	59	64	94

Total	$1,429	$1,574	$1,599

The following geographic area data include trade revenue, based on product shipment destination and royalty payor location, and property, plant and equipment based on physical location:

Geographic Area Net Trade Revenue

	Millions of Dollars
	2003	2002	2001
United States	$1,839	$1,941	$2,284
Asia-Pacific	3,885	2,935	2,320
Europe	1,962	1,649	1,637
Japan	1,658	1,429	1,430
Other	490	429	530

Total	$9,834	$8,383	$8,201

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       37

Geographic Area Property, Plant and Equipment (Net)

	Millions of Dollars
	2003	2002	2001
United States	$2,884	$3,442	$3,940
Asia-Pacific	501	406	436
Europe	350	450	590
Japan	350	446	577
Other	47	50	46

Total	$4,132	$4,794	$5,589

Major Customer

During 2003 and 2002, sales to the Nokia group of companies accounted for 14% and 12% of the company’s consolidated revenue. During 2001, no customer accounted for more than 10% of the company’s revenue.

38       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Income Taxes

Income (Loss) before Provision (Benefit) for Income Taxes

	Millions of Dollars
	U.S.	Non- U.S.	Total
2003	$585	$665	$1,250
2002	(618)	272	(346)
2001	(791)	365	(426)

Provision (Benefit) for Income Taxes

	Millions of Dollars
	U.S. Federal	Non-U.S.	U.S. State	Total
2003
Current	$(260)	$233	$4	$(23)
Deferred	82	7	(14)	75

Total	$(178)	$240	$(10)	$52

2002
Current	$(165)	$156	$(6)	$(15)
Deferred	(22)	38	(3)	13

Total	$(187)	$194	$(9)	$(2)

2001
Current	$(417)	$173	$—	$(244)
Deferred	(55)	71	3	19

Total	$(472)	$244	$3	$(225)

Principal reconciling items from income tax computed at the corporate statutory rate follow:

	Millions of Dollars
	2003	2002	2001
Computed tax at statutory rate	$438	$(121)	$(149)
Non-deductible acquisition-related costs	19	18	54
Effect of non-U.S. rates	(62)	(7)	(6)
Research and experimental tax credits	(55)	(63)	(62)
Effect of U.S. state income taxes	4	(6)	—
Valuation allowance for Micron investment	(223)	223	—
U.S. tax benefits on foreign sales	(39)	(8)	(30)
Other	(30)	(38)	(32)

Total provision (benefit) for income taxes	$52	$(2)	$(225)

Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from such companies are expected to result in additional tax liability. The remaining undistributed earnings (approximately $1604 million at December 31, 2003) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       39

The primary components of deferred income tax assets and liabilities at December 31 were as follows:

	Millions of Dollars
	2003	2002
Deferred income tax assets:
Accrued retirement costs (pension and retiree health care)	$197	$311
Inventories and related reserves	295	388
Accrued expenses	203	229
Deferred loss and tax credits	542	276
Investments	128	277
Other	91	133

	1,456	1,614
Less valuation allowance	(65)	(246)

	1,391	1,368

Deferred income tax liabilities:
Property, plant and equipment	(298)	(257)
Intangibles	(33)	(29)
International earnings	(39)	(11)
Other	(5)	(37)

	(375)	(334)

Net deferred income tax asset	$1,016	$1,034

As of December 31, 2003 and 2002, the net deferred income tax asset of $1016 million and $1034 million was presented in the balance sheet, based on tax jurisdiction, as deferred income tax assets of $1075 million and $1163 million and deferred income tax liabilities of $59 million and $129 million. The valuation allowance shown above for 2002 primarily related to the write-down of the Micron common stock in the fourth quarter of 2002 and was recorded due to the unlikelihood of realization of the tax benefits associated with this capital loss. The company makes an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. While these assets are not assured of realization, the company’s assessment is that a valuation allowance is not required for the remaining balance of the deferred tax assets. This assessment is based on the company’s evaluation of relevant criteria including the existence of (i) deferred tax liabilities that can be used to absorb deferred tax assets, (ii) taxable income in prior carryback years, and (iii) future taxable income. As a result of the sale of Micron common stock in the third and fourth quarters of 2003, $223 million of the valuation allowance was reversed in 2003.

The company has aggregate U.S. and non-U.S. tax loss carryforwards of approximately $85 million. Of this amount, $83 million expires through the year 2015, and $2 million of the loss carryforwards has no expiration.

Income taxes paid net of (refunds) were $243 million, $(42) million and $81 million for 2003, 2002 and 2001.

40       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Commitments and Contingencies

Operating Leases

The company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment. The lease agreements frequently include purchase and renewal provisions and require the company to pay taxes, insurance and maintenance costs. Rental and lease expense was $136 million in 2003, $135 million in 2002 and $162 million in 2001.

Software Licenses

The company has licenses for certain electronic design automation (EDA) software which are accounted for in accordance with Statement of Position 98-1. Capitalized EDA software licenses of $208 million and zero were included in other assets on the balance sheet at December 31, 2003 and 2002. The related liabilities are apportioned between current liabilities (accounts payable) and long-term liabilities (other liabilities) on the balance sheet.

Amortization expense for the EDA software licenses was $108 million in 2003, $104 million in 2002 and $96 million in 2001.

Purchase Commitments

The company has certain purchase commitments that are for normal usage, some of which contain provisions for minimum payments.

At December 31, 2003, the company was committed under noncancelable leases, EDA software licenses and purchase commitments with minimum payments in succeeding years as follows:

	Operating Leases	EDA Software Licenses	Purchase Commitments
2004	$72	$88	$39
2005	45	62	33
2006	33	46	13
2007	26	8	11
2008	20	—	10
Thereafter	74	—	35

General

The company is subject to various legal and administrative proceedings. Although it is not possible to predict the outcome of these matters, the company believes that the results of these proceedings will not have a material adverse effect upon its financial condition, results of operations or liquidity.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       41

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors

Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) at December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Instruments Incorporated and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in the Accounting Policies and Practices footnote to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Dallas, Texas

January 26, 2004

42       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Summary of Selected Financial Data

	Millions of Dollars, Except Per-share Amounts
Years Ended December 31,	2003	2002	2001	2000	1999
Net revenue	$9,834	$8,383	$8,201	$11,875	$9,759
Operating costs and expenses	8,869	8,095	8,783	9,536	8,004

Profit (loss) from operations	965	288	(582)	2,339	1,755
Other income (expense) net	324	(577)	217	2,314	403
Interest on loans	39	57	61	75	76

Income (loss) before provision for income taxes	1,250	(346)	(426)	4,578	2,082
Provision (benefit) for income taxes	52	(2)	(225)	1,491	631

Net income (loss)	$1,198	$(344)	$(201)	$3,087	$1,451

Diluted earnings (loss) per common share	$.68	$(.20)	$(.12)	$1.73	$.83

Basic earnings (loss) per common share	$.69	$(.20)	$(.12)	$1.80	$.86

Dividends declared per common share	$.085	$.085	$.085	$.085	$.085
Average common and dilutive potential common shares outstanding during year, in thousands*	1,766,400	1,733,343	1,734,506	1,791,630	1,749,659

*	For the years ended December 31, 2002 and 2001, dilutive potential common shares outstanding have been excluded due to the net loss for the period.

	Millions of Dollars
December 31,	2003	2002	2001	2000	1999
Working capital	$5,509	$4,192	$4,195	$5,302	$3,656
Property, plant and equipment (net)	4,132	4,794	5,589	5,447	3,933
Total assets	15,510	14,679	15,779	17,720	15,427
Long-term debt	395	833	1,211	1,216	1,099
Stockholders’ equity	11,864	10,734	11,879	12,588	9,578

Employees	34,154	34,589	34,724	42,481	39,597
Stockholders of record	28,058	26,884	29,985	30,043	27,706

See Notes to Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       43

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with the financial statements and the related notes that appear elsewhere in this document.

Texas Instruments makes, markets and sells high-technology components and systems; more than 30,000 customers all over the world buy TI products. The company has three separate business segments: 1) Semiconductor; 2) Sensors & Controls; and 3) Educational & Productivity Solutions. Semiconductor is by far the largest of these business segments. It accounted for 85 percent of TI’s revenue in 2003, and over time it averages a higher growth rate than the other two business segments, although the semiconductor market is characterized by wide swings in growth rates from year to year. TI is among the five largest semiconductor companies in the world.

In its Semiconductor segment, TI focuses primarily on technologies that make it possible for a variety of consumer and industrial electronic equipment to process both analog and digital signals in real time. These technologies are known as Analog semiconductors and Digital Signal Processors, or DSPs, and together they account for about three-fourths of the company’s Semiconductor revenue. Almost all of today’s digital electronic equipment requires some form of analog and digital signal processing.

Analog semiconductors process continuous signals such as temperature, pressure and visual images. TI’s Analog semiconductors consist of custom products and standard products. Custom products are designed for specific applications for specific customers. Standard products include application-specific standard products (designed for a specific application and usable by multiple customers) and high-performance standard catalog products (usable in multiple applications by multiple customers). These standard products are characterized by differentiated features and specifications, as well as relatively high margins, and are generally sold in high volumes. Both custom and standard products are proprietary and difficult for competitors to imitate. Commodity standard products are sold in high volume and into a broad range of applications, and generally are differentiated by price and availability. TI is one of the world’s largest suppliers of Analog semiconductors.

DSPs use complex algorithms and compression techniques to provide real-time, power-efficient processing of real-world signals that have been converted into digital form. TI’s DSPs include both custom and standard products. Custom products are designed for specific applications (such as wireless cell phones, very fast modems that connect users to the Internet via cable or phone lines, or consumer electronics such as digital music players and digital cameras). Standard products are sold into a broad range of applications, and like custom products, are difficult for competitors to imitate. TI is the world’s largest supplier of DSPs.

TI owns and operates 11 semiconductor manufacturing sites in North America, Europe and Asia. These facilities require substantial investment to construct and are largely fixed-cost assets once in operation. Because TI owns most of its manufacturing capacity, a significant portion of the company’s operating costs are fixed. In general, these costs do not decline with reductions in customer demand or the company’s utilization of its manufacturing capacity, and can adversely affect profit margins as a result. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which should benefit profit margins. TI also outsources a portion of its product manufacturing to outside suppliers (foundries and assembly/test subcontractors), which reduces the amount of capital expenditures and subsequent depreciation required to meet customer demands, as well as fluctuations in profit margins.

The semiconductor market is characterized by constant and typically incremental innovation in product design and manufacturing technologies. In general, new products are shipped in limited quantities initially, and will then ramp into high volumes over time. Prices and manufacturing costs tend to decline over time as products and technologies mature.

44       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

In TI’s Sensors & Controls segment, products include sensors, electrical and electronic controls, and radio frequency identification (RFID) systems for automotive and industrial markets. Other targeted markets include heating, ventilation, air conditioning, refrigeration and industrial control systems. This business segment represented 10 percent of TI’s revenue in 2003.

The Educational & Productivity Solutions (E&PS) segment sells graphing and other educational calculators, which are marketed primarily through retailers and to schools through instructional dealers. This business segment represented 5 percent of TI’s revenue in 2003.

For the year 2003, TI revenue was $9834 million, up 17 percent from 2002 due to growth in Semiconductor. This Semiconductor growth was led by demand for DSPs across the wireless, digital consumer and broadband markets. TI revenue increased throughout the year, accelerating in the second half particularly in Semiconductor. The company set a new revenue record for its sales into the wireless market in the third quarter, and again in the fourth quarter. The company also had excellent growth in both DSP and high-performance Analog products for the year due to both a recovery in the semiconductor market and, to a lesser extent, gains in TI’s market share.

For the year, TI’s operating activities generated more than $2 billion in cash flow. TI started the year with a very healthy balance sheet, and it grew significantly stronger as TI and the market gained momentum through the course of the year. This strong financial position has allowed the company to remain focused on its strategic objectives.

Because the company has maintained high levels of research and development (R&D) investment, it is well-positioned to advance in existing markets and enter new markets early. This is particularly important as the strength of the overall market for semiconductors improves. Manufacturing capacity and demand are more in balance today than at any time in the last three years, resulting in an encouraging outlook for the company’s revenue and profits in the year ahead.

The company has become more competitive with its high-performance Analog products, as it has strengthened its position both technologically and with customers. The fundamentals of TI’s focus on the wireless market continue to be attractive, as expanding wireless phone functionality based on TI technology increases the company’s semiconductor content in each phone. TI’s R&D investments in OMAPTM application processors (high-performance processors that deliver real-time processing coupled with low-power consumption), in complete chipset solutions, and in new CDMA (Code Division Multiple Access) standard products should provide new opportunities for TI’s wireless technologies. TI sells semiconductors for all wireless standards and is the leading supplier of the digital content of wireless phones based on GSM/GPRS (Global System for Mobile Communications/General Packet Radio Service) technology, the most widely used wireless phone technology today. CDMA is a separate digital wireless technology. Through 2003, TI has had custom engagements for CDMA products and is now moving beyond custom products to address the broader market opportunity with standard chipsets. Offering CDMA chipsets will provide TI additional growth opportunities in the wireless terminal market.

In wireless and other targeted markets such as broadband communications and digital consumer, TI has combined its systems skills with its DSP and Analog technologies and leading manufacturing capabilities to deliver product solutions that generate unprecedented levels of TI content in its customers’ equipment. The company will continue to offer its customers more complete solutions, and as it does, the company believes its financial results will reflect the increased value the company brings to its customers’ systems.

TI expects that 2004 earnings will reflect revenue growth and higher operating margins. This performance is expected to exceed the company’s minimum threshold for the TI employee profit-sharing program. As a result, the company expects to make an accrual for profit sharing in the first quarter of 2004 and in each subsequent quarter. Profit-sharing expenses are accrued quarterly based on the company’s estimate of its full-year financial performance. Currently, profit-sharing accruals are estimated to be approximately $60 million per quarter, about evenly distributed across cost of revenue, R&D and selling, general and administrative (SG&A) expense. No accrual for profit sharing was made under this program in any quarter during 2003 and 2002.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       45

2003 Results of Operations Compared with 2002

For the year, TI revenue was $9834 million, up 17 percent from 2002 due to growth in Semiconductor that was led by demand for DSPs across the wireless, digital consumer and broadband markets. Revenue increased throughout the year, accelerating in the second half particularly in Semiconductor as demand increased for a broad range of DSP and Analog products.

For the year, Semiconductor revenue increased 20 percent from 2002, primarily due to strong demand for DSP products and TI market-share gains in both DSP and Analog. From an end-equipment perspective, higher shipments into the wireless market provided the most significant source of growth as wireless revenue increased 32 percent for the year. In Sensors & Controls, revenue for 2003 increased 5 percent from 2002 due to higher demand for sensor products in the automotive market. In E&PS, revenue for 2003 decreased 2 percent from 2002 as customers reduced their inventories.

Statement of Operations Selected Items

(Millions of dollars, except per-share amounts)

	For Years Ended December 31,
	2003	2002
Net revenue	$9,834	$8,383
Cost of revenue	5,872	5,313
Gross profit	3,962	3,070
Gross profit % of revenue	40.3%	36.6%
Research and development (R&D)	1,748	1,619
R&D % of revenue	17.8%	19.3%
Selling, general and administrative (SG&A)	1,249	1,163
SG&A % of revenue	12.7%	13.9%

Profit from operations	965	288
Operating profit % of revenue	9.8%	3.4%
Other income (expense) net	324	(577)
Interest on loans	39	57

Income (loss) before income taxes	1,250	(346)
Provision (benefit) for income taxes	52	(2)

Net income (loss)	$1,198	$(344)

Earnings (loss) per common share (EPS)	$.68	$(.20)

Details of Financial Results

Cost of revenue for 2003 was $5872 million or 59.7 percent of revenue, compared with $5313 million or 63.4 percent of revenue in 2002. Cost of revenue as a percent of revenue decreased due to greater utilization of the company’s fixed-cost manufacturing assets in its Semiconductor operations.

Gross profit was $3962 million, or 40.3 percent of revenue, an increase of 29 percent from 2002 due to the impact of higher revenue and, to a lesser extent, greater utilization of the company’s fixed-cost manufacturing assets in its Semiconductor operations, partially offset by increased restructuring charges of $77 million relating to manufacturing efficiencies in the Semiconductor business and moving certain production lines in the Sensors & Controls business from Attleboro, Massachusetts, to other TI sites located closer to TI’s customers. The restructuring charges were primarily for severance and benefit costs.

46       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

R&D expense of $1748 million increased 8 percent from 2002 due to increased product development in Semiconductor, primarily for wireless. R&D expense was 17.8 percent of revenue for 2003, down from 19.3 percent in 2002 as revenue increased at a significantly faster rate than did R&D expense. Products resulting from these investments did not contribute materially to revenue in 2003, but should benefit the company in future years.

SG&A expense of $1249 million increased 7 percent from 2002 primarily due to higher Semiconductor marketing expense. SG&A expense was 12.7 percent of revenue for 2003, down from 13.9 percent in 2002 as revenue increased at a significantly faster rate than did SG&A expense.

For the year, operating profit of $965 million, or 9.8 percent of revenue, increased 235 percent from 2002 due to higher gross profit.

Other Income (Expense) Net (OI&E) of $324 million increased by $901 million from 2002. OI&E includes interest income, investment gains (losses) and other items. Of the increase, $841 million was related to the company’s investment in Micron Technology, Inc. (Micron) common stock, which TI received in connection with the sale of its memory business unit to Micron in 1998. In the fourth quarter of 2002, the company recorded a $638 million impairment write-down of its holdings of Micron common stock. As previously announced, TI sold a portion of its Micron stock in the third quarter of 2003 for a pre-tax gain of $106 million, and TI sold its remaining shares in the fourth quarter of 2003 for a pre-tax gain of $97 million.

For the year, interest expense was $39 million, down from $57 million in 2002 due to the company’s lower debt level.

The company’s effective tax rate in 2003 of 4 percent differs from the 35 percent corporate statutory rate due to (in decreasing order) the reversal of the $223 million valuation allowance associated with the deferred tax asset generated by the write-down of the Micron stock in the fourth quarter of 2002, the effect of non-U.S. tax rates, and various tax benefits such as those for research activities and export sales. Exclusive of the impact of the Micron valuation allowance, the tax rate is 22 percent. The company had an income tax benefit of $2 million in 2002. This benefit was driven by (in decreasing order) the net operating loss of the company in 2002, plus various tax benefits such as for research activities and export sales generated in that year, offset by the recording of the valuation allowance of $223 million associated with the write-down of the Micron stock. Income tax rates are not meaningful in years in which the company has a tax benefit.

In 2003, net income was $1198 million, or $0.68 cents per share, an increase of $1542 million from 2002. Within the increase, $993 million was due to the impact of the Micron stock-related actions including the associated tax impact, and $440 million was due to higher operating profit.

TI orders of $10344 million increased 23 percent from 2002, and Semiconductor orders of $8854 million increased 27 percent, reflecting broad-based demand for DSP and Analog products.

Earnings per share for the year were $0.68, including a $0.20 per share contribution from the sale of Micron common stock.

Semiconductor

For the year, Semiconductor revenue was $8360 million, up 20 percent from 2002 primarily due to increased shipments. The increased shipments were the result of stronger demand for a broad range of the company’s DSP products and, to a lesser extent, market share gains in both DSP and Analog markets. The semiconductor market was particularly robust in the second half of the year. The results of TI’s Semiconductor business in the second half of the year reflected this stronger market environment.

Semiconductor gross profit of $3472 million, or 41.5 percent of revenue, increased by $913 million from 2002 primarily due to higher revenue and, to a lesser extent, greater manufacturing utilization.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       47

Operating profit was $969 million, or 11.6 percent of revenue, up $715 million from 2002 due to higher gross profit.

Analog revenue increased 13 percent from 2002 due to increased shipments resulting from higher demand for a broad range of the company’s high-performance Analog products. In 2003, about 40 percent of total Semiconductor revenue came from Analog.

DSP revenue increased 36 percent for the year primarily due to higher demand in the wireless market, and to a lesser extent, higher shipments resulting from increased demand in the digital consumer and broadband communications markets. In 2003, about 35 percent of total Semiconductor revenue came from DSP.

For the year, TI’s remaining Semiconductor revenue increased 14 percent from 2002 due to higher shipments resulting from increased demand for, in decreasing order, Digital Light ProcessingTM (DLPTM) products, RISC (reduced instruction-set computing) microprocessors and standard logic products, and higher royalties. These gains more than offset a decline in microcontrollers that was due to decreased shipments resulting from lower demand for TI products in this area. DLP products are micro-electromechanical systems that use optical semiconductors to manipulate light digitally. End applications include front projectors and high-definition digital television sets. RISC microprocessors are designed to provide very fast computing, typically for a specialized application such as servers.

2003 results for TI Semiconductor products sold into key end equipments were as follows:

•	Wireless revenue grew 32 percent compared with 2002 primarily due to increased shipments of 2.5G modems and OMAP application processors. The biggest factor in the growth in shipments of 2.5G modems and OMAP application processors was demand for advanced-feature phones. In 2003, about 35 percent of total Semiconductor revenue came from the wireless market.

•	Revenue increased from TI’s catalog products, composed of high-performance Analog and catalog DSP, which are sold into a highly diverse range of end-equipment markets. The 24 percent increase was primarily due to increased shipments in distribution channels, resulting from demand for high-performance Analog and, to a lesser extent, DSP products. In 2003, about 15 percent of total Semiconductor revenue came from catalog products.

•	For the year, broadband communications revenue increased 71 percent from 2002 due about equally to higher shipments resulting from increased demand for DSL and wireless local area networks (WLAN) products as TI’s position and market share strengthened in both of these fast-growing market areas. Broadband communications revenue includes DSL and cable modems, voice over packet (VoP) and WLAN. In 2003, about 5 percent of total Semiconductor revenue came from the broadband communications market.

In total, the company estimates that its Semiconductor revenue came from the following broad markets: communications (including wireless and broadband communications) was about 45 percent of Semiconductor revenue in 2003; computing (including computers and peripherals) was about 30 percent; digital consumer was about 10 percent; industrial and other was about 10 percent; and automotive was about 5 percent.

For the year, orders increased 27 percent to $8854 million due to higher broad-based demand for Analog and DSP products.

Sensors & Controls

For the year, Sensors & Controls revenue was $1009 million, up 5 percent from 2002 due to higher demand for sensor products in the automotive market.

Gross profit was $373 million, an increase of $44 million from 2002 due to reduced manufacturing costs.

48       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Operating profit was $251 million, or 24.9 percent of revenue, an increase of $37 million from 2002. The gains in operating profit were due to higher gross profit.

Educational & Productivity Solutions

For the year, E&PS revenue was $485 million, down 2 percent from 2002 as customers reduced their inventories of TI products.

Gross profit of $267 million increased by $6 million from 2002 due to product cost reductions.

Operating profit was $157 million, or 32.3 percent of revenue, an increase of $3 million from 2002 due to higher gross profit.

Financial Condition

TI’s financial condition remains strong. At the end of 2003, total cash (cash and cash equivalents plus short-term investments and long-term cash investments) of $5664 million was up $1522 million from the end of 2002. For the year, cash flow from operations increased to $2151 million, up $159 million from 2002 primarily due to increased net income, partially offset by an increase in working capital.

Accounts receivable of $1451 million increased by $234 million from the end of 2002 due to higher Semiconductor revenue. Days sales outstanding were 47 at the end of 2003, compared with 51 at the end of 2002.

Inventory increased by $194 million compared with the end of 2002 to support higher Semiconductor shipment levels. Days of inventory at the end of 2003 were 56, up from 52 days at the end of 2002.

Capital expenditures of $800 million decreased by $2 million from 2002. TI’s capital expenditures in 2003 were primarily for the deployment of advanced Semiconductor manufacturing capabilities.

Depreciation was $1429 million, down $145 million from 2002. The company expects depreciation to drop by about $30 million in the first quarter of 2004 and then build through the rest of the year.

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

The company adopted SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, effective January 1, 2003. This Statement supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to at the date an entity commits to an exit plan. As of the adoption date, the Statement did not affect the financial condition or results of operations of the company.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       49

Long-Term Contractual Obligations

		Payments Due by Period
(Millions of Dollars)	Total	2004	2005/2006	2007/2008	Thereafter
Long-term debt obligations (1)	$826	$431	$339	$46	$10
Operating lease obligations (2)	270	72	78	46	74
Software license obligations (3)	204	88	108	8	—
Purchase commitments (4)	141	39	46	21	35
Pension/retiree medical funding (5)	50	50	—	—	—
Deferred compensation plan (6)	156	13	29	29	85

Total	$1647	$693	$600	$150	$204

(1)	Long-term debt obligations includes amounts classified as the current portion of long-term debt, i.e., obligations that will be retired within 12 months.
(2)	Operating lease obligations includes amounts primarily for leased facilities and, to a lesser extent, leased equipment including some data processing equipment.
(3)	Software license obligations includes agreements to license electronic design automation software; these are classified as operating leases or capital leases in accordance with Statement of Position 98-1.
(4)	Purchase commitments includes contractual arrangements with suppliers where there is a fixed non-cancelable payment schedule or minimum payments due with a reduced delivery schedule.
(5)	Pension/retiree medical funding includes the expected tax-deductible contribution planned for 2004. Funding projections beyond the current year are not practical to estimate due to the rules affecting tax deductible contributions and the impact from pension/retiree medical plan asset performance, interest rates and potential U.S. federal legislation.
(6)	Deferred compensation plan includes an estimate of payments under this plan for the liability that existed at December 31, 2003. Certain employees are eligible to defer a portion of their salary, bonus and profit sharing into a non-qualified deferred compensation plan. Employees who participate in the plan can select one of five distribution options offered by the plan. Payments are made after the employee terminates, based on their distribution election and plan balance.

Liquidity and Capital Resources

At the end of 2003, TI’s debt-to-total capital ratio was 0.07, down from 0.10 at the end of 2002 due to reductions in debt.

For the year, cash flow from operations increased to $2151 million compared with $1992 million in 2002.

Net cash used in investing activities was $842 million for 2003, versus $1109 million for 2002 primarily due to the proceeds from the sale of Micron common stock and, to a lesser extent, the sales and maturities of short-term investments, offset somewhat by purchases of short-term investments. In order to take advantage of higher yields, as of December 31, 2003, the company had $1335 million in long-term cash investments, i.e., fixed-income, investment-grade securities with maturities or average lives greater than thirteen months.

In July 2003, TI acquired 100 percent of the equity of Radia Communications, Inc. for a purchase price of approximately $133 million. The acquisition was made to further TI’s development and product offerings in radio frequency semiconductor, subsystem, signal processing and networking technologies for 802.11 wireless local area networking multi-band/multi-mode radios.

In 2003, the company sold its remaining 57 million shares of Micron common stock, which it had acquired in connection with the sale of its memory business unit in 1998. TI recognized a pre-tax gain of $203 million from this Micron common stock sale, which was recorded in OI&E. TI carries its public stock holdings at current market value on its balance sheet and records an impairment write-down against earnings if a stock’s value declines below its cost basis and the decline is deemed other-than-temporary. In the fourth quarter of 2002, TI recorded an impairment write-down of its Micron common stock but fully reserved the tax benefit associated with the write-down due to uncertainty as to its ultimate realization. In 2003, $223 million of TI’s tax benefit was recognized upon sale of the Micron common stock through the reversal of the deferred tax asset valuation allowance recorded in the fourth quarter of 2002.

50       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

The 2003 and 2002 deferred tax assets are net of a valuation allowance of $65 million and $246 million. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The company established a valuation allowance in 2002 related to the write-down of the Micron common stock due to the unlikelihood of the realization of the tax benefits associated with this capital loss. The company makes an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. The company’s assessment was that a valuation allowance was not required for the remaining balance of the deferred tax assets. This assessment was based on the company’s evaluation of relevant criteria, including the existence of (i) deferred tax liabilities that can be used to absorb deferred tax assets, (ii) taxable income in prior carryback years and (iii) future taxable income.

For 2003, net cash used in financing activities increased to $439 million from $379 million in the year-ago period, due to payments on long-term debt, offset somewhat by a decrease in restricted cash. The company used $284 million of cash to repurchase approximately 13.9 million shares of its common stock in 2003, compared with $370 million used to repurchase approximately 14.7 million shares of its common stock in the year-ago period. These repurchases are intended to neutralize the potential dilutive effect of shares expected to be issued upon exercise of stock options under the company’s long-term incentive and employee stock purchase plans. Also, the company paid a total of $147 million of common stock dividends in both 2003 and 2002.

The company’s primary source of liquidity is $1818 million of cash and cash equivalents, $2511 million of short-term investments, and $1335 million of long-term cash investments, totaling $5664 million. Another source of liquidity is authorized borrowings of $500 million for commercial paper, backed by a 364-day revolving credit facility, which is currently not utilized. As of December 31, 2003, the company also had equity investments of $265 million.

The company has $400 million in notes maturing in the third quarter of 2004. The company intends to use its available cash resources to meet that obligation.

TI expects that 2004 earnings will reflect revenue growth and higher operating margins. This performance is expected to exceed the company’s minimum threshold for the TI employee profit-sharing program. As a result, the company expects to make an accrual for profit sharing in the first quarter of 2004 and in each subsequent quarter. Profit-sharing expenses are accrued quarterly based on the company’s estimate of its full-year financial performance. Currently, profit-sharing accruals are estimated to be approximately $60 million per quarter, about evenly distributed across cost of revenue, R&D expense and SG&A expense.

The semiconductor market is intensely competitive and is subject to rapid technological change and the requirement of high rates of investment for R&D and for the manufacturing factories and equipment needed to produce advanced semiconductors. For 2004, TI expects R&D expense to be about $2.0 billion and capital expenditures to be about $1.1 billion. Given the nature of the semiconductor industry and the increasing complexity of technology, the company believes that it will need to continue to make significant R&D investments and capital expenditures.

The company believes it has the necessary financial resources to fund its working capital needs, capital expenditures, dividend payments and other business requirements for at least the next 12 months.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       51

Accounting Policies

In preparing its consolidated financial statements in conformity with accounting principles generally accepted in the United States, the company uses statistical analyses, estimates and projections that affect the reported amounts and related disclosures and may vary from actual results. The company considers the following five accounting policies to be both those most important to the portrayal of its financial condition and that require the most subjective judgment. If actual results differ significantly from management’s estimates and projections, there could be a material effect on the company’s financial statements.

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

Investment Valuation

Holdings in Micron Technology, Inc. (Micron) common stock accounted for the majority of the company’s equity investments in 2003, until the company sold its remaining shares in the third and fourth quarters. The company received these shares in connection with the sale of its memory business unit to Micron in 1998. In connection with its valuation of its equity investments, TI conducts a quarterly impairment review of its individual public and private equity investments, which are made up primarily of investments in the technology sector. When the market value of a public investment remains below (or is expected to remain below) cost basis for more than six months and there is no clear evidence of a recovery in the near term, an impairment is deemed other-than-temporary and a charge is taken down to the closing market value at the end of the quarterly reporting period. In the case of non-marketable investments, the impairment review considers each investee’s financial condition, the business outlook for its products and technology, its projected results and cash flows, the likelihood of obtaining subsequent rounds of financing, the impact of any relevant contractual equity preferences and inputs from the investment advisor if the investment is in a fund. When the entity has experienced consistent declines in financial performance or difficulties in raising capital to continue operations, these investments are written down to a new cost basis when management expects a decline to be other-than-temporary. Actual results may vary from estimates due to the uncertainties regarding the projected financial performance of investments, the severity and expected duration of declines in value, and the available liquidity in the capital markets to support the continuing operations of the entities in which TI has investments, all of which affect the application of this investment valuation policy.

Distributor Allowances

TI recognizes revenue from sales of the company’s products to distributors upon delivery of product to the distributors. Distributor revenue is recognized net of allowances, which are quarterly management estimates based on analysis of historical data, market conditions and contract terms. These allowances recognize the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors are allowed to return a limited amount of product or receive certain price adjustments in accordance with contractual terms agreed between the distributor and the company. For example, the distributor may return products that are currently on an approved product listing maintained by the company. The distributor can return the product up to a maximum amount specified in the agreement with the placement of offsetting orders for an equivalent amount of

52       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

product at the same time. The offsetting orders must be non-cancelable, requested for immediate delivery and not subject to change. As another example, when the company determines that a product may become obsolete, it offers distributors an opportunity to return that product within a set time period of the obsolescence notification. In addition, in response to specific competitive situations encountered by distributors, the company may grant distributors adjustments applied to their account; however, pricing to the distributor is not changed. Allowances, which are recorded as a liability, are calculated based on historical return data, current economic conditions, and the underlying contractual terms. Actual results may vary from the estimate for allowances due to the uncertainty in the marketplace and changes in or additions to the specific program agreements with distributors.

Income Taxes

In determining income for financial statement purposes, the company must make certain estimates and judgments in the calculation of tax expense and the resultant tax liabilities and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In the ordinary course of global business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. The company recognizes potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although the company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals. Such differences could have a material impact on the income tax provision and operating results in the period in which such determination is made.

As part of its financial process, the company must assess the likelihood that its deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior carryback years that can be used to absorb net operating losses and credit carrybacks, and taxable income in future years. The company’s judgment regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.

In addition to the risks to the effective tax rate described above, the effective tax rate reflected in forward-looking statements is based on current enacted tax law. Significant changes during the year in enacted tax law could materially affect these estimates.

Long-Lived Assets

TI reviews long-lived assets for impairment when certain indicators are present that suggest the carrying amount may not be recoverable. This review process primarily focuses on intangible assets from business acquisitions, property, plant and equipment, and software for internal use or embedded in products sold to customers. Factors considered include the under-performance of a business compared to expectations and shortened useful lives due to planned changes in the use of the assets. Recoverability is determined by comparing the carrying amount of long-lived assets to estimated future undiscounted cash flows. If future undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge would be recognized for the excess of the carrying amount over fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cashflow technique. Additionally, in the case of assets that will continue to be used by the company in future periods, a shortened depreciable life may be utilized if appropriate, resulting in accelerated appreciation based upon the expected net realizable value of the asset at the date the asset will no longer be utilized by the company. Actual results may vary from estimates due to, among other things, differences in operating results, shorter asset useful lives and lower market values for excess assets.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       53

Quantitative and Qualitative Disclosures about Market Risk

The U.S. dollar is the functional currency for financial reporting. In this regard, the company uses forward currency exchange contracts to minimize the adverse earnings impact from the effect of exchange rate fluctuations on the company’s non-U.S. dollar net balance sheet exposures. For example, at year-end 2003, the company had forward currency exchange contracts outstanding of $315 million (including $223 million to buy euros, $25 million to buy Taiwan dollars, and $16 million to sell pound sterling). Similar hedging activities existed at year-end 2002. Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these exchange contracts, a hypothetical 10% plus or minus fluctuation in non-U.S. currency exchange rates would not be expected to have a material earnings impact, e.g., based on year-end 2003 balances and rates, a pretax currency exchange gain or loss of $1 million.

The company’s long-term debt has a fair value, based on current interest rates, of approximately $871 million at year-end 2003 ($1320 million at year-end 2002). Fair value will vary as interest rates change. The following table presents the aggregate maturities and historical cost amounts of the debt principal and related weighted-average interest rates by maturity dates at year-end 2003:

	Millions of Dollars
Maturity Date	U.S. Dollar Fixed-Rate Debt	Average Interest Rate	Euro Fixed-Rate Debt	Average Interest Rate	Fair Value U.S. Dollar Interest Rate Swaps	Average Pay Rate	Average Receive Rate
2004	$401	6.99%	$29	4.69%	$ 1	3.44%	7.00%
2005	—	—	10	4.01%	—	—	—
2006	300	6.12%	—	—	29	1.16%	6.86%
2007	44	8.75%	—	—	2	1.16%	5.01%
2008	—	—	—	—	—	—	—
Thereafter.	10	6.20%	—	—	—	—	—

	$755	6.74%	$39	4.53%	$32	1.45%	6.67%

Total long-term debt historical cost amount at year-end 2003 was $826 million.

The company has three interest rate swaps that change the characteristics of the interest payments on the underlying notes ($50 million of 7.0% notes due 2004, $300 million of 6.125% notes due 2006 and $43 million of 8.75% notes due 2007) from fixed-rate payments to short-term LIBOR-based variable rate payments in order to achieve a mix of interest rates on the company’s long-term debt which, over time, is expected to moderate financing costs. The effect of these three interest rate swaps was to decrease interest expense by $20 million in 2003. The year-end 2003 effective interest rates for the notes, including the effect of the swaps, was approximately 3.55% for the $50 million of notes due 2004, 0.52% for the $300 million of notes due 2006 and 4.90% for the $43 million of notes due 2007. These swaps are sensitive to interest rate changes. For example, if short-term interest rates increase (decrease) by one percentage point from year-end 2003 rates, annual pretax interest expense would increase (decrease) by $4 million.

54       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

The company’s cash equivalents are debt securities with original maturities equal to or less than three months. Short-term investments are debt securities with original maturities greater than three months with remaining maturities or average lives of 13 months or less. Long-term cash investments are debt securities with remaining maturities or average lives greater than 13 months. Their aggregate fair value and carrying amount was $5409 million at year-end 2003 ($3960 million at year-end 2002). Fair value will vary as interest rates change. The following table presents the aggregate maturities or average lives of cash equivalents, short-term investments and long-term cash investments, and related weighted-average interest rates by maturity dates at year-end 2003:

	Millions of Dollars
Maturity Date or Average Life	Cash Equivalents, Short-Term Investments and Long-Term Cash Investments	Average Interest Rate
2004	$3,900	1.70%
2005	1,239	2.71
2006	83	4.05
2007	118	3.47
2008	41	3.75
2009	28	3.10

The company’s equity investments at year-end 2003 consisted of the following (types of investments at year-end 2002 were similar):

•	Equity investments—include publicly traded and private investments. In 2002, investments consisted primarily of 57 million shares of Micron common stock.

•	TI Ventures—a venture fund that invests in private companies involved in the development of new markets. As of year-end 2003, investments were held in companies focused on next-generation applications of digital signal processors and other technologies and markets strategic to TI.

•	Convertible debt securities and other investments—consists of convertible debt securities due 2006, and mutual funds that are acquired to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.

Marketable equity and debt investments are stated at fair value and marked-to-market through stockholders’ equity, net of tax. Impairments deemed to be other-than-temporary are expensed in the statement of operations. Changes in prices of the other investments are expected to offset related changes in deferred compensation liabilities such that a 10% increase or decrease in investment prices would not affect operating results.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       55

2002 Results of Operations Compared with 2001

TI’s net revenue was $8383 million, up 2 percent from $8201 million in 2001 due to growth in DSP. For 2002, gross profit increased over 2001 primarily due to higher Semiconductor factory utilization levels that followed significant inventory reductions in 2001.

Semiconductor revenue was $6944 million, up 2 percent from $6784 million in 2001 due to increased shipments. Sensors & Controls revenue was $958 million, about even with 2001, and E&PS revenue was $494 million, up from $465 million in 2001 due to increased shipments.

The decrease in restructuring charges was a significant factor contributing to lower operating costs and expenses in 2002 compared with 2001. The breakdown by cost category is shown below (millions of dollars):

Restructuring Charges

	2002	2001	Decrease
Cost of revenue	$25	$247	$222
Research & development	3	13	10
Selling, general & administrative	9	100	91
Other income (expense) net	—	(3)	(3)

Total	$37	$357	$320

Cost of revenue was $5313 million or 63.4 percent of revenue, compared to $5824 million or 71.0 percent of revenue in 2001. Cost of revenue decreased primarily due to higher factory utilization levels that followed significant inventory reductions in 2001 and, to a lesser extent, lower restructuring costs.

Gross profit increased over 2001 due to lower cost of revenue.

R&D expense increased to $1619 million, from $1598 million in 2001, due to process and product development in Semiconductor. R&D expense as a percent of revenue was about even with 2001.

SG&A expense was $1163 million, down from $1361 million in 2001, due about equally to lower restructuring charges and the cessation of amortization of goodwill. SG&A expense as a percent of revenue declined 2.7 percentage points due to lower SG&A expense. In 2001, amortization of goodwill was $97 million.

Operating profit increased $870 million from 2001 due to higher gross profit.

OI&E decreased $794 million primarily due to non-cash write-downs of certain stock holdings in the company’s investment portfolio. TI carries its public stock holdings at current market value on its balance sheet and records an impairment write-down against current earnings if a stock’s value declines below its cost basis and the decline is deemed to be other-than-temporary. In the fourth quarter of 2002, the company recorded a $638 million write-down of its Micron common stock. TI received this stock in connection with the sale of its memory business unit to Micron in 1998. The company established a valuation allowance against the deferred tax asset associated with the write-down of its Micron common stock due to the unlikelihood of the realization of the tax benefits associated with this capital loss. Consequently, the write-down reduced net income by $638 million and reduced earnings by $0.37 per share.

Interest income declined 34 percent or $63 million from 2001 as the impact of lower interest rates more than offset the effect of TI’s higher cash balances.

56       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

The company had an income tax benefit of $2 million and $225 million in 2002 and 2001. These benefits were driven by (in decreasing order) the net operating loss of the company in both years, various tax benefits such as for research activities and export sales, and the effect of non-U.S. rates in those years. The tax benefit in 2002 was offset by the recording of the $223 million valuation allowance associated with the write-down of the Micron common stock. Income tax rates are not meaningful in years in which the company has a tax benefit.

Additional information appears below under the heading Restructuring Actions and Other Items.

Statement of Operations Selected Items

(Millions of dollars, except per-share amounts)

	For Years Ended December 31,
	2002	2001
Net revenue	$8,383	$8,201
Cost of revenue	5,313	5,824
Gross profit	3,070	2,377
Gross profit % of revenue	36.6%	29.0%
Research and development (R&D)	1,619	1,598
R&D % of revenue	19.3%	19.5%
Selling, general and administrative (SG&A)	1,163	1,361
SG&A % of revenue	13.9%	16.6%

Profit (loss) from operations	288	(582)
Operating profit (loss) % of revenue	3.4%	(7.1)%
Other income (expense) net	(577)	217
Interest on loans	57	61

Income (loss) before income taxes	(346)	(426)
Provision (benefit) for income taxes	(2)	(225)

Net income (loss)	$(344)	$(201)

Earnings (loss) per common share (EPS)	$(.20)	$(.12)

Semiconductor

For the year 2002 compared to 2001:

•	Semiconductor revenue was $6944 million, up 2 percent from 2001.

•	Analog revenue grew 3 percent compared with 2001 due to increased demand across a range of products. In 2002, about 40 percent of total Semiconductor revenue came from Analog.

•	DSP revenue grew 30 percent compared with 2001 due to increased demand for wireless products. In 2002, about 30 percent of total Semiconductor revenue came from DSP.

•	TI’s remaining Semiconductor revenue fell 17 percent compared with 2001 due to a decline in shipments resulting from lower demand for, in decreasing order, application-specific integrated circuits (ASICs), RISC microprocessors, and microcontrollers, and, to a lesser extent, a decline in prices for standard logic products. These declines more than offset increased demand for DLP™ products. RISC microprocessors, ASICs, microcontrollers, standard logic, DLP and royalties were each about 5 percent of TI’s Semiconductor revenue for the year.

•	Semiconductor gross profit was $2559 million, or 36.8 percent of revenue. Gross profit increased 20 percent from 2001, reflecting higher factory utilization levels that followed significant inventory reductions in 2001.

•	Operating profit was $254 million, an increase of $409 million compared with 2001 due to higher gross profit.

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       57

In 2002, TI’s Semiconductor products sold into key end equipments were as follows:

•	Wireless revenue grew 45 percent due to a significant increase in shipments of new 2.5G products, which have higher prices than prior-generation products as a result of increased performance and system-integration levels. In 2002, about 30 percent of total Semiconductor revenue came from wireless.

•	Revenue from TI’s catalog products, composed of high-performance Analog and catalog DSP, declined 7 percent due to lower shipments of mature products. In 2002, about 15 percent of total Semiconductor revenue came from catalog products.

•	Broadband communications revenue, which includes DSL and cable modems, voice over packet (VoP), and wireless local area networks (WLANs), declined 40 percent due to decreased shipments as demand declined in the telecommunications market. In 2002, less than 5 percent of total Semiconductor revenue came from broadband communications.

In total, the company estimates that its Semiconductor revenue came from the following broad markets: communications (including wireless and broadband communications) was about 45 percent of Semiconductor revenue in 2002; computing (including computers and peripherals) was about 35 percent; digital consumer was about 5 percent; industrial and other was about 10 percent; and automotive was about 5 percent.

For the year, Semiconductor orders increased 28 percent to $6951 million, due to higher demand for Analog and DSP products.

Semiconductor revenue accounted for 83 percent of the company’s revenue in 2002. For information regarding the decrease in Semiconductor cost of revenue in 2002, please refer to the discussion of the decrease in the cost of revenue for the company on page 56.

Sensors & Controls

For the year 2002, revenue was $958 million, about even with 2001. Despite generally weak market conditions, this segment benefited from new product introductions and market share gains in sensors for the automotive market.

Gross profit was $329 million, or 34.3 percent of revenue, up $28 million from 2001 due to greater manufacturing efficiencies resulting from increased production at lower-cost manufacturing sites.

Operating profit increased to $214 million from $192 million. The gains in operating profit were due to higher gross profit.

Both gross profit and operating profit reached record levels for the year. Sensors & Controls has increased its operating margin every year for each of the last six years, more than doubling it in the process.

Educational & Productivity Solutions

For the year 2002, E&PS revenue increased 6 percent, to $494 million, due to increased shipments of graphing calculators in the educational market reflecting increased demand.

Gross profit was $261 million, or 52.8 percent of revenue, up $25 million from 2001 due to improved product mix resulting from a focus on higher-margin products such as graphing calculators.

Operating profit was $154 million, up 17 percent compared with 2001 due to higher gross profit.

Both gross profit and operating profit reached record levels for the year. E&PS has increased its operating margin every year for each of the last six years, more than doubling it in the process.

58       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Restructuring Actions and Other Items

Restructuring Actions

Sensors & Controls Restructuring Action:    In the second quarter of 2003, the company announced a plan to move certain production lines from Attleboro, Massachusetts, to other TI sites in order to be geographically closer to customers and their markets and to reduce manufacturing costs. This restructuring action is expected to affect about 800 jobs through voluntary retirement and involuntary termination programs over the next two years, primarily in manufacturing operations at the Attleboro headquarters of the Sensors & Controls business. The total cost of this restructuring action is expected to be about $60 million. When completed at the end of 2004, the projected savings from this restructuring action are estimated to be an annualized $40 million, predominantly comprised of payroll and benefit savings.

In the fourth quarter of 2003, the company recorded net pretax charges of $6 million, primarily for severance and benefit costs. Of the $6 million, $5 million is included in cost of revenue and $1 million is included in selling, general and administrative expense. The total number of employees affected was 43, primarily at the Attleboro and Japan locations. As of December 31, 2003, a total of 316 employees have been terminated and total net pretax charges of $40 million have been recorded associated with this action. Payments are expected to be completed in 2005.

In the third quarter of 2003, the company recorded net pretax charges of $8 million, primarily for severance and benefit costs. Of the $8 million, $7 million is included in cost of revenue and $1 million is included in selling, general and administrative expense. The total number of employees affected was 90, primarily at the Attleboro and Japan locations.

In the second quarter of 2003, the company recorded net pretax charges of $26 million, primarily for severance and benefit costs. Of the $26 million, $22 million is included in cost of revenue and $4 million is included in selling, general and administrative expense. The total number of employees affected was 183, primarily at the Attleboro location.

Semiconductor Restructuring Action:    Also, in the second quarter of 2003, the company announced a restructuring action that is expected to affect about 950 jobs in Semiconductor manufacturing operations in the U.S. and international locations, as those operations continue to become more productive with fewer people. The total cost of this restructuring action is expected to be about $90 million. When completed at the end of 2004, the projected savings from this restructuring action were estimated to be an annualized $70 million, predominantly comprised of payroll and benefit savings.

In the fourth quarter of 2003, the company recorded net pretax charges of $7 million, primarily for severance and benefit costs. Of the $7 million, $6 million is included in cost of revenue and $1 million is included in selling, general and administrative expense. The total number of employees affected was 106, primarily at U.S. locations. As of December 31, 2003, a total of 768 employees have been terminated and total net pretax charges of $78 million have been recorded associated with this action. Payments are expected to be completed in 2004.

In the third quarter of 2003, the company recorded net pretax charges of $48 million, primarily for severance and benefit costs. Of the $48 million, $41 million is included in cost of revenue, $6 million is included in selling, general and administrative expense, and $1 million is in research and development expense. The total number of employees affected was 553, primarily at U.S. and Japan locations.

In the second quarter of 2003, the company recorded net pretax charges of $23 million, primarily for severance and benefit costs. Of the $23 million, $21 million is included in cost of revenue and $2 million is included in selling, general and administrative expense. The total number of employees affected was 109, primarily at U.S. and Germany locations.

Semiconductor Restructuring Action:    In late 2002, the company announced a plan to involuntarily terminate about 500 employees, primarily in manufacturing operations, to align resources with market demand. In the third and

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       59

fourth quarters of 2002, the company terminated 54 and 434 employees, respectively. Of the total 488 employees terminated, 450 were in U.S. locations while the remaining employees were in some of the company’s international locations. The company recorded net pretax charges of $17 million for severance and benefit costs, of which $11 million was included in cost of revenue, $4 million in selling, general and administrative expense, and $2 million in research and development expense. The projected savings from the cost-reduction plan were estimated to be an annualized $30 million, predominantly comprised of payroll and benefits savings. As of December 31, 2003, all employees have been terminated and a balance of $1 million of severance and benefit costs remains to be paid. Payments are expected to be completed in 2004.

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

Voluntary/Involuntary Programs in U.S.:    In the first quarter of 2001, the company announced a voluntary retirement program and a plan to involuntarily terminate employees at some of its U.S. locations. Of the total 5724 affected employees, 329 were in the company’s location in Massachusetts and 2038 were in other U.S. locations, primarily in Texas. The company recorded net pretax charges of $153 million for severance and benefit costs, of which $107 million was included in cost of revenue, $48 million in selling, general and administrative expense, $1 million in research and development expense, and $3 million in other income. The savings from this element of the cost-reduction plan were estimated to be an annualized $290 million. As of December 31, 2002, all employees have been terminated, all payments are complete and no balance remains. At year-end 2002, this program was complete.

Semiconductor Site Closings in U.S.:    In the first and second quarters of 2001, the company announced a plan to consolidate certain manufacturing operations resulting in the closing of three Semiconductor facilities. Of the total 5724 affected employees, 1159 were in the company’s locations in California and New Hampshire. The company recorded net pretax charges of $88 million, of which $31 million was for severance and benefit costs, $46 million was for the acceleration of depreciation on the facilities’ assets over the remaining service life of the sites, and $11 million was for various other payments. Of the $31 million severance and benefit costs, $27 million was included in cost of revenue, and $4 million was included in selling, general and administrative expense. The remaining $57 million of charges was included in cost of revenue. The savings from this element of the cost-reduction plan were estimated to be an annualized $170 million. One of the facilities was sold in 2001, one of the facilities was sold in 2003, and the other facility is being marketed for sale. As of December 31, 2003, all employees have been terminated, all payments are complete and no balance remains.

In 2002, the company continued to record acceleration of depreciation of $15 million on the Semiconductor facility in New Hampshire. This acceleration of depreciation was included in cost of revenue. In addition, $5 million of additional severance and benefit costs was recorded related to these facility closings. The $5 million was included in selling, general and administrative expense.

Semiconductor International Restructuring Actions:    In the first quarter of 2001, the company announced a voluntary retirement program and a plan to involuntarily terminate employees in some of its international locations. Of the total 5724 affected employees, 471 were in the company’s locations in Europe, 1075 were in the company’s locations in Asia and 652 were in the company’s locations in Japan. The company recorded net pretax charges of $116 million of severance and benefit costs, of which $56 million was included in cost of revenue, $48 million was included in selling, general and administrative expense, and $12 million was included in research and development expense. The savings

60       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

from this element of the cost-reduction plan were to be an estimated annualized $140 million. As of December 31, 2003, all employees have been terminated and a balance of $24 million of severance and benefit costs remains to be paid. Payments are expected to continue through 2008, of which $9 million is to be paid in 2004, $6 million in 2005, and $4 million in 2006, $3 million in 2007 and $2 million in 2008.

Prior Actions:    In years prior to 2001, actions were taken to terminate employees primarily in the company’s European locations. There were also restructuring reserves booked for the closing of a facility in Texas and for a warranty associated with the sale of the company’s software business unit. At the beginning of 2002, this reserve balance was $37 million. In 2002, the Texas facility was sold and the warranty period expired. As a result, the $8 million Texas facility reserve was reversed, the $20 million warranty reserve was reversed and $6 million of severance was paid. As of December 31, 2003, a balance of $3 million in severance and benefit costs remains to be paid. Payments are expected to be completed in 2004.

The following is a reconciliation of individual restructuring accruals (in millions of dollars).

Description*	Total	Balance, Prior Actions Primarily Severance	2001			2002		2003
			Voluntary/ Involuntary Program in U.S.	SC Site Closings in U.S.	SC International Restructuring Actions	SC Site Closings in U.S.	SC Severance Action	S&C Severance Action	SC Severance Action
BALANCE DECEMBER 31, 2000	$70	$70

CHARGES:
Severance charges	293		$149	$31	$113
Non-cash write-down of fixed assets	46			46
Various charges	18		4	11	3
DISPOSITIONS:
Severance payments	(258)	(29)	(136)	(16)	(77)
Non-cash write-down of fixed assets	(46)			(46)
Various payments	(3)			(3)
Non-cash change in estimates	(1)	(1)

BALANCE DECEMBER 31, 2001	119	40	17	23	39

CHARGES:
Severance charges	22					$5	$17
Non-cash acceleration of depreciation	15					15
DISPOSITIONS:
Severance payments	(65)	(8)	(17)	(17)	(10)	(5)	(8)
Sale of facility	(8)	(8)
Non-cash transfer to accumulated depreciation	(15)					(15)
Non-cash change in estimates	(23)	(20)		(3)

BALANCE DECEMBER 31, 2002	45	4	—	3	29	—	9

CHARGES:
Severance charges	102							$37	$65
Non-cash acceleration of depreciation	8							3	5
Non-cash write-down of fixed assets	8								8
DISPOSITIONS:
Severance payments	(89)	(1)		(3)	(5)		(8)	(22)	(50)
Non-cash transfer to accumulated depreciation	(8)							(3)	(5)
Non-cash write-down of fixed assets	(8)								(8)

BALANCE DECEMBER 31, 2003	$58	$3	$—	$—	$24	$—	$1	$15	$15

Note:	All charges/dispositions are cash items unless otherwise noted.

*Abbreviations

SC    = Semiconductor

S&C = Sensors & Controls

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       61

Other Items

Other items include the following (charges) and gains (in millions of dollars):

	2003	2002	2001
Amortization of acquisition-related costs	$(99)	$(115)	$(229)
Purchased in-process research and development	(23)	(1)	—
Income tax expense adjustment	(37)	—	(68)
Gain on sale of Micron common stock	203	—	—
Redemption of convertible notes	(10)	—	—
Write-down of Micron common stock	—	(638)	—
Reversal of warranty reserve	—	20	—

Quarterly Financial Data

	Millions of Dollars, Except Per-share Amounts
2003	1st	2nd	3rd	4th
Net revenue	$2,192	$2,339	$2,533	$2,770
Gross profit	862	877	1,030	1,194
Profit from operations	153	125	249	438
Net income	$117	$121	$447	$512

Diluted earnings per common share	$.07	$.07	$.25	$.29

Basic earnings per common share	$.07	$.07	$.26	$.30

	Millions of Dollars, Except Per-share Amounts
2002	1st	2nd	3rd	4th
Net revenue	$1,827	$2,162	$2,248	$2,146
Gross profit	611	856	835	768
Profit (loss) from operations	(44)	155	109	67
Net income (loss)	$(38)	$95	$188	$(589)

Diluted earnings (loss) per common share	$(.02)	$.05	$.11	$(.34)

Basic earnings (loss) per common share	$(.02)	$.05	$.11	$(.34)

Results for the first quarter of 2003 include a charge of $10 million from the redemption of $250 million in convertible notes. Results for the second quarter of 2003 include a charge of $49 million, of which $26 million is for the initial phase of restructuring associated with moving certain production lines in the Sensors & Controls business from Attleboro to other TI sites, and $23 million is for the initial phase of restructuring to achieve manufacturing efficiencies in the Semiconductor business. Results for the third quarter of 2003 include a charge of $56 million for restructuring actions initiated in the second quarter of 2003, of which $48 million is associated with achieving manufacturing efficiencies in the Semiconductor business and $8 million is associated with moving certain production lines in the Sensors & Controls business from Attleboro to other TI sites. Third quarter results also include an investment gain of $106 million from the sale of 24.7 million shares of Micron common stock and a charge of $23 million for purchased in-process R&D costs from the Radia acquisition. Results for the fourth quarter of 2003 include a charge of $13 million for restructuring actions initiated in the second quarter of 2003, of which $7 million is associated with achieving manufacturing efficiencies in the Semiconductor business and $6 million is associated with moving certain production lines in the Sensors & Controls business from Attleboro to other TI sites. Fourth quarter results also include an investment gain of $97 million from the sale of 32.3 million shares of Micron common stock.

62       TEXAS INSTRUMENTS 2003 ANNUAL REPORT

Results for the first quarter of 2002 include a charge of $17 million net of which $14 million was for restructuring charges primarily related to the closing of the Semiconductor manufacturing facility in Merrimack, New Hampshire. Second quarter results include a special gain of $16 million net, of which $20 million was for the reversal of a warranty reserve taken against the gain on the sale of the software business unit in 1997, because the warranty period expired. Results for the fourth quarter of 2002 include a $638 million write-down due to an other-than-temporary decline in value below cost basis in the company’s holdings of Micron common stock acquired in connection with the sale of its memory business unit to Micron in 1998, and $17 million of net charges for severance and benefit costs, of which $13 million is associated with the reduction of 434 jobs, primarily in manufacturing operations, to align resources with market demand.

Diluted earnings per common share are based on average common and dilutive potential common shares outstanding (1,780.1 million shares and 1,731.6 million shares for the fourth quarters of 2003 and 2002). Consistent with other quarters in which a loss was incurred, the diluted earnings per share computation for the fourth quarter of 2002 excludes stock options because their effect would have been antidilutive.

Common Stock Prices and Dividends

TI common stock is listed on the New York Stock Exchange and traded principally in that market. The table below shows the high and low prices of TI common stock as reported by Bloomberg L.P. and the dividends paid per common share for each quarter during the past two years.

	Quarter
	1st	2nd	3rd	4th
Stock prices:
2003 High	$18.67	$21.10	$26.03	$30.92
Low	14.15	16.23	17.62	23.25

2002 High	$35.94	$34.86	$27.25	$21.45
Low	25.28	22.15	14.21	13.10

Dividends paid:
2003	$.0213	$.0213	$.0213	$.0213
2002	$.0213	$.0213	$.0213	$.0213

TEXAS INSTRUMENTS 2003 ANNUAL REPORT       63