Form 10-K, Exhibit 13
period 2007-12-31
TEXAS INSTRUMENTS INC
filed 2008-02-26
CIK 97476

Exhibit 13

CONSOLIDATED STATEMENTS OF INCOME

(Millions of dollars, except share and per-share amounts)

	For the years ended December 31,

	2007	2006	2005
Net revenue	$13,835	$14,255	$12,335
Operating costs and expenses:
Cost of revenue	6,502	6,996	6,319
Research and development	2,155	2,195	1,986
Selling, general and administrative	1,681	1,697	1,471

Total	10,338	10,888	9,776

Profit from operations	3,497	3,367	2,559
Other income (expense) net	195	258	196

Income from continuing operations before income taxes	3,692	3,625	2,755
Provision for income taxes	1,051	987	582

Income from continuing operations	2,641	2,638	2,173
Income from discontinued operations, net of income taxes	16	1,703	151

Net income	$2,657	$4,341	$2,324

Basic earnings per common share:
Income from continuing operations	$1.86	$1.73	$1.33

Net income	$1.88	$2.84	$1.42

Diluted earnings per common share:
Income from continuing operations	$1.83	$1.69	$1.30

Net income	$1.84	$2.78	$1.39

Average shares outstanding (millions):
Basic	1,417	1,528	1,640

Diluted	1,446	1,560	1,671

Cash dividends declared per share of common stock	$0.300	$0.130	$0.105

See accompanying notes.

6	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Millions of dollars)

	For the years ended December 31,

	2007	2006	2005

Income from continuing operations	$2,641	$2,638	$2,173
Other comprehensive income (loss):
Changes in available-for-sale investments:
Annual adjustment, net of tax benefit (expense) of ($3), ($2) and $2	8	5	(3)
Reclassification of recognized transactions, net of tax benefit (expense) of $0, $0 and ($1)	(1)	(1)	2
Unrecognized net actuarial loss of defined benefit plans:
Annual adjustment, net of tax benefit (expense) of ($19)	5	—	—
Reclassification of recognized transactions, net of tax benefit (expense) of ($12)	28	—	—
Unrecognized prior service cost of defined benefit plans:
Annual adjustment, net of tax benefit (expense) of $2	(2)	—	—
Reclassification of recognized transactions, net of tax benefit (expense) of $1	1	—	—
Change in minimum pension liability adjustment:
Annual adjustment, net of tax benefit (expense) of $0, ($33) and ($79)	—	48	103

Total	39	52	102

Total comprehensive income from continuing operations	2,680	2,690	2,275

Income from discontinued operations, net of income taxes	16	1,703	151

Total comprehensive income	$2,696	$4,393	$2,426

See accompanying notes.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	7

CONSOLIDATED BALANCE SHEETS

(Millions of dollars, except share amounts)

	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$1,328	$1,183
Short-term investments	1,596	2,534
Accounts receivable, net of allowances	1,742	1,774
Inventories	1,418	1,437
Deferred income taxes	654	741
Prepaid expenses and other current assets	180	185

Total current assets	6,918	7,854

Property, plant and equipment at cost	7,568	7,751
Less accumulated depreciation	(3,959)	(3,801)

Property, plant and equipment, net	3,609	3,950

Long-term investments	267	287
Goodwill	838	792
Acquisition-related intangibles	115	118
Deferred income taxes	510	601
Capitalized software licenses, net	227	188
Overfunded retirement plans	105	58
Other assets	78	82

Total assets	$12,667	$13,930

Liabilities and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	$43
Accounts payable	657	560
Accrued expenses and other liabilities	1,117	1,029
Income taxes payable	53	284
Accrued profit sharing and retirement	198	162

Total current liabilities	2,025	2,078

Underfunded retirement plans	184	208
Deferred income taxes	49	23
Deferred credits and other liabilities	434	261

Total liabilities	2,692	2,570

Stockholders’ equity:
Preferred stock, $25 par value. Authorized – 10,000,000 shares. Participating cumulative preferred. None issued	—	—
Common stock, $1 par value. Authorized – 2,400,000,000 shares. Shares issued: 2007 – 1,739,632,601; 2006 – 1,739,108,694	1,740	1,739
Paid-in capital	931	885
Retained earnings	19,788	17,529
Less treasury common stock at cost.
Shares: 2007 – 396,421,798; 2006 – 289,078,450	(12,160)	(8,430)
Accumulated other comprehensive loss	(324)	(363)

Total stockholders’ equity	9,975	11,360

Total liabilities and stockholders’ equity	$12,667	$13,930

See accompanying notes.

8	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of dollars)

	For the years ended December 31,
	2007	2006	2005

Cash flows from operating activities:
Net income	$2,657	$4,341	$2,324
Adjustments to reconcile net income to cash provided by operating activities of continuing operations:
Income from discontinued operations	(16)	(1,703)	(151)
Depreciation	1,022	1,052	1,346
Stock-based compensation	280	332	175
Amortization of acquisition-related intangibles	48	59	55
Gains on sales of assets	(39)	—	(25)
Deferred income taxes	34	(200)	(194)
Increase (decrease) from changes in:
Accounts receivable	40	(116)	(127)
Inventories	11	(248)	(23)
Prepaid expenses and other current assets	13	(95)	111
Accounts payable and accrued expenses	77	(104)	254
Income taxes payable	188	(716)	35
Accrued profit sharing and retirement	33	28	(140)
Change in funded status of retirement plans and accrued retirement costs	(16)	(210)	(154)
Other	74	34	122

Net cash provided by operating activities of continuing operations	4,406	2,454	3,608

Cash flows from investing activities:
Additions to property, plant and equipment	(686)	(1,272)	(1,288)
Proceeds from sales of assets	61	3,000	42
Purchases of cash investments	(5,035)	(6,821)	(5,851)
Sales and maturities of cash investments	5,981	8,418	5,430
Purchases of long-term investments	(30)	(40)	(17)
Sales of long-term investments	11	11	53
Acquisitions, net of cash acquired	(87)	(205)	—

Net cash provided by (used in) investing activities of continuing operations	215	3,091	(1,631)

Cash flows from financing activities:
Proceeds from long-term debt	—	—	275
Payments on long-term debt	(43)	(586)	(11)
Dividends paid	(425)	(199)	(173)
Sales and other common stock transactions	761	418	461
Excess tax benefit from stock option exercises	116	100	59
Stock repurchases	(4,886)	(5,302)	(4,151)

Net cash used in financing activities of continuing operations	(4,477)	(5,569)	(3,540)

Cash flows from discontinued operations:
Operating activities	—	7	164
Investing activities	—	(16)	(56)

Net cash (used in) provided by discontinued operations	—	(9)	108

Effect of exchange rate changes on cash	1	2	6

Net increase (decrease) in cash and cash equivalents	145	(31)	(1,449)
Cash and cash equivalents at beginning of year	1,183	1,214	2,663

Cash and cash equivalents at end of year	$1,328	$1,183	$1,214

See accompanying notes.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	9

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Millions of dollars, except per-share amounts)

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Loss

Balance, December 31, 2004	$1,738	$746	$11,242	$(480)	$(183)

Net income	—	—	2,324	—	—
Dividends declared on common stock ($.105 per share)	—	—	(173)	—	—
Common stock issued on exercise of stock options	1	(338)	—	815	—
Stock repurchases	—	—	—	(4,191)	—
Stock-based compensation transactions	—	198	—	—	—
Tax benefit from exercise of options	—	132	—	—	—
Other comprehensive income, net of tax	—	—	—	—	102
Other	—	3	1	—	—

Balance, December 31, 2005	1,739	741	13,394	(3,856)	(81)

Net income	—	—	4,341	—	—
Dividends declared on common stock ($.130 per share)	—	—	(199)	—	—
Common stock issued on exercise of stock options	—	(329)	—	754	—
Stock repurchases	—	—	—	(5,328)	—
Stock-based compensation transactions	—	332	—	—	—
Tax benefit from exercise of options	—	146	—	—	—
Other comprehensive income, net of tax	—	—	—	—	52
Adjustment for implementation of SFAS 158 (a)	—	—	(6)	—	(334)
Other	—	(5)	(1)	—	—

Balance, December 31, 2006	1,739	885	17,529	(8,430)	(363)

Net income	—	—	2,657	—	—
Dividends declared on common stock ($.300 per share)	—	—	(425)	—	—
Common stock issued on exercise of stock options	1	(437)	—	1,191	—
Stock repurchases	—	—	—	(4,921)	—
Stock-based compensation transactions	—	280	—	—	—
Tax benefit from exercise of options	—	204	—	—	—
Other comprehensive income, net of tax	—	—	—	—	39
Adjustment for implementation of FIN 48 (b)	—	—	29	—	—
Other	—	(1)	(2)	—	—

Balance, December 31, 2007	$1,740	$931	$19,788	$(12,160)	$(324)

(a)	Reflects the impact of recording the funded status of pension and other postretirement plans and the change in measurement date of non-U.S. pension plans (see Note 10).

(b)	Reflects the impact of recording the reduction of the liability for uncertain tax positions and related accrued interest expense (see Note 12).

See accompanying notes.

10	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Significant Accounting Policies and Practices

Business: Texas Instruments (TI) makes, markets and sells high-technology components; more than 50,000 customers all over the world buy our products. We have two reportable operating segments: Semiconductor, which accounted for 96 percent of our revenue in 2007, and Education Technology. Over time, Semiconductor averages a higher growth rate than Education Technology, although the semiconductor market is characterized by wide swings in growth rates from year to year. The former Sensors & Controls business has been reflected as discontinued operations (see below and Note 2).

Acquisitions – During 2007, we made three acquisitions, including an asset acquisition, for net cash of $87 million. These acquisitions were made to obtain design expertise and technology. These acquisitions were integrated into the Semiconductor business segment. As a result of these acquisitions, we recognized $48 million in goodwill and $45 million of other acquisition-related intangible assets.

In January 2006, we acquired 100 percent of the equity of Chipcon Group ASA (Chipcon), a leading company in the design of short-range, low-power wireless radio frequency semiconductors, based in Oslo, Norway, for net cash of $177 million. The acquisition was accounted for as a purchase business combination, and the results of operations of this business have been included in the Semiconductor segment of our consolidated statements of income from the date of acquisition. As a result of the acquisition, we recorded a $5 million charge for in-process research and development (R&D) in Corporate in 2006. We also recognized $115 million of goodwill and $86 million of other acquisition-related intangible assets, acquired $6 million of cash and assumed $29 million of other net liabilities. We also made an acquisition in the second quarter of 2006, primarily to obtain a patent portfolio. This acquisition was also integrated into the Semiconductor segment.

Pro forma information has not been presented for these acquisitions as it would not be materially different from amounts reported.

Dispositions – On July 31, 2007, we completed the sale of our broadband digital subscriber line (DSL) customer-premises equipment semiconductor product line to Infineon Technologies AG for $61 million and recognized in cost of revenue a pretax gain of $39 million in Corporate. Contingent consideration of up to $16 million may be received or may be required to be paid, depending upon the level of revenue generated by this product line subsequent to the closing date, which could increase or decrease the gain on sale. The resolution of the contingent consideration will be concluded by the third quarter of 2008.

In January 2006, we entered into a definitive agreement to sell substantially all of our Sensors & Controls segment, excluding the radio frequency identification (RFID) systems operations, to an affiliate of Bain Capital, LLC, a global private equity investment firm, for $3 billion in cash. The sale was completed on April 27, 2006. The operations and cash flows of the former Sensors & Controls business have been eliminated from our ongoing operations, and we have no significant continuing involvement in the operations of the sold business. Beginning in the first quarter of 2006, the former Sensors & Controls business has been presented as a discontinued operation (see Note 2 for detailed information on discontinued operations).

Basis of Presentation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The basis of these financial statements is comparable for all periods presented herein, except for:

•	the adoption of a new accounting standard for income tax uncertainties as of January 1, 2007 (see the discussion in Note 12),
•	the adoption of a new accounting standard on pensions and other postretirement benefits as of December 31, 2006 (see the discussion in Note 10),
•	a change in depreciation method beginning January 1, 2006 (see Change in Depreciation Method below), and
•	the adoption of a new accounting standard for the expensing of stock options beginning July 1, 2005 (see Effects of Stock-based Compensation below and the discussion in Note 9).

The consolidated financial statements include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes, except per-share amounts, are stated in millions of U.S. dollars unless otherwise indicated. All amounts in the notes reference continuing operations unless otherwise indicated. Certain amounts in the prior periods’ financial statements have been reclassified to conform to the 2007 presentation.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	11

The preparation of financial statements requires the use of estimates from which final results may vary.

Foreign Currency: The functional currency for our non-U.S. subsidiaries is the U.S. dollar. Accounts recorded in currencies other than the U.S. dollar are remeasured into the functional currency. Current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at the end of each reporting period. Inventories and property, plant and equipment and depreciation thereon are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate daily rate of exchange. Net currency exchange gains and losses from remeasurement are credited or charged on a current basis to other income (expense) net.

Derivatives: We use derivative financial instruments to manage exposure to foreign exchange risk. We do not apply hedge accounting to our foreign currency derivative instruments. These instruments are primarily forward foreign currency exchange contracts that are used as economic hedges to minimize the impact to earnings from exchange rate fluctuations on our non-U.S. dollar net balance sheet exposures or for specified non-U.S. dollar forecasted transactions. Gains and losses from changes in the fair value of these forward foreign currency exchange contracts are credited or charged on a current basis to other income (expense) net.

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

Revenue from sales of our products to distributors is recognized, net of allowances, based upon delivery of the products to the distributors. At the time of delivery, title transfers to the distributors and payment from the distributors is due on our standard commercial terms; payment terms are not contingent upon resale of the products. Credit allowances for the distributors are calculated based on historical data, current economic conditions and contractual terms. For instance, we sell our products to distributors at standard published prices, but we may grant price adjustment credits to distributors in response to individual competitive opportunities they may have. To estimate allowances for this type of credit, we use statistical percentages of revenue, determined quarterly, based upon recent historical adjustment trends.

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

Advertising Costs: Advertising and other promotional costs are expensed as incurred. This expense was $194 million in 2007, $216 million in 2006 and $126 million in 2005.

12	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

Impairments of Long-lived Assets: Reviews are regularly performed to determine whether facts or circumstances exist that indicate the carrying values of property, plant and equipment or intangible assets are impaired. We assess the recoverability of assets by comparing the projected undiscounted net cash flows associated with those assets to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. Fair value is determined by available market valuations, if applicable, or by discounted cash flows.

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

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes–An Interpretation of FASB Statement No. 109.” We adopted the provisions of FIN 48 effective January 1, 2007 (see Note 12).

Other Assessed Taxes: In some transactions, we are responsible for collecting from our customers, taxes such as sales, value-added and excise taxes. These transactions are presented in our statements of income on a net (excluded from revenue) basis in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation).”

Earnings per Share (EPS): Computation and reconciliation of earnings per common share from continuing operations are as follows (shares in millions):

	2007			2006			2005
	Income from Continuing Operations	Shares	EPS	Income from Continuing Operations	Shares	EPS	Income from Continuing Operations	Shares	EPS

Basic EPS	$2,641	1,417	$1.86	$2,638	1,528	$1.73	$2,173	1,640	$1.33
Dilutives:
Stock-based compensation plans	—	29		—	32		—	31

Diluted EPS	$2,641	1,446	$1.83	$2,638	1,560	$1.69	$2,173	1,671	$1.30

Options to purchase 46 million, 93 million and 82 million shares of common stock were outstanding during 2007, 2006 and 2005 that were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

Effects of Stock-based Compensation: We have several stock-based employee compensation plans, which are more fully described in Note 9. Prior to July 1, 2005, we accounted for awards granted under those plans following the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. No compensation cost was reflected in net income for stock options, as all options granted under the plans have an exercise price equal to the market value of the underlying common stock on the date of the grant (except options granted under employee stock purchase plans and acquisition-related stock option awards). Compensation cost has previously been recognized for restricted stock units (RSUs).

Effective July 1, 2005, we adopted the fair value recognition provisions of FASB Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payments,” using the modified prospective application method. Under this transition method, compensation cost recognized for the years ended December 31, 2007, 2006 and 2005, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of July 1, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to July 1, 2005 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123(R)).

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	13

The amounts of stock-based compensation expense recognized in the periods presented are as follows:

	2007	2006	2005
Stock-based compensation expense recognized:
Cost of revenue	$53	$64	$32
Research and development	83	101	53
Selling, general and administrative	144	167	90

Total	$280	$332	$175

The amounts above include the impact of recognizing compensation expense related to RSUs, non-qualified stock options and stock options offered under the employee stock purchase plans.

We issue awards of non-qualified stock options generally with graded vesting provisions (e.g., 25 percent per year for four years). In such cases, we recognize the related compensation cost on a straight-line basis over the minimum service period required for vesting of the award.

For awards to employees who are retirement eligible or nearing retirement eligibility, we recognize compensation cost on a straight-line basis over the service period required to be performed by the employee in order to earn the award, but in no event less than a six-month period.

Stock-based compensation expense has not been allocated between business segments but is reflected in Corporate.

Prior Period Pro Forma Presentations:

Under the modified prospective application method, results for periods prior to July 1, 2005, have not been restated to reflect the effects of implementing SFAS 123(R). The following pro forma information, as required by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123,” is presented for comparative purposes and illustrates the pro forma effect on income from continuing operations and related per-share amounts as if we had applied the original fair value recognition provisions of SFAS 123 to stock-based employee compensation for periods prior to implementation of SFAS 123(R).

2005

Income from continuing operations, as reported	$2,173
Add: Stock-based compensation expense included in reported income from continuing operations, net of ($58) tax (including actual SFAS 123(R) total stock-based
compensation expense recognized since July 1, 2005)	117
Deduct: Total stock-based compensation expense determined under fair value-based
method for all awards, net of $122 tax	(250)
Deduct: Adjustment for retirement-eligible employees, net of $49 tax	(93)

Adjusted income from continuing operations	$1,947

Earnings per common share from continuing operations:
Basic – as reported	$1.33

Basic – as adjusted for stock-based compensation expense	$1.19

Diluted – as reported	$1.30

Diluted – as adjusted for stock-based compensation expense	$1.17

In our first quarter 2005 pro forma footnote disclosures, we included a $93 million ($0.05 per share) inception-to-date adjustment of fair value-based compensation expense to reduce the attribution period for both retirement-eligible employees and employees who would become retirement eligible prior to vesting of certain grants of non-qualified stock options.

14	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

Assumptions:

The fair values for the non-qualified stock options and stock options offered under the TI Employees 2002 Stock Purchase Plan (both actual and pro forma) were estimated using the Black-Scholes option-pricing model with the weighted-average assumptions listed below. The TI Employees 2005 Stock Purchase Plan, which began October 1, 2005, is a discount-purchase plan. Consequently, the Black-Scholes option pricing model is not used to determine the fair value per share of these awards. The fair value per share under this plan is equal to the amount of the discount.

	2007	2006	2005

Long-term Plans (a)
Weighted average grant date fair value, per share	$9.72	$11.82	$10.07
Weighted average assumptions used:
Expected volatility	28%	34%	50%
Expected lives	5.6 yrs	5.0 yrs	5.0 yrs
Risk-free interest rates	4.73%	4.50%	3.77%
Expected dividend yields	0.57%	0.37%	0.48%

Stock Purchase Plans (b)
Weighted average fair value, per share	$5.10	$4.68	$4.56
Weighted average assumptions used:
Expected volatility	—	—	36%
Expected lives	—	—	.58 yrs
Risk-free interest rates	—	—	2.44%
Expected dividend yields	—	—	0.45%

(a)	Includes stock options under the long-term incentive plans and the director plans.

(b)	Includes assumptions for the TI Employees 2002 Stock Purchase Plan.

Expected volatility on all options granted after July 1, 2005, is determined solely on available implied volatility rates rather than on an analysis of historical volatility. We believe that market-based measures of implied volatility are currently the best available indicators of the expected volatility used in these estimates.

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

Expected dividend yields are based on the approved annual dividend rate in effect and the current market price of our common stock at the time of grant. No assumption for a future dividend rate change has been included unless there is an approved plan to change the dividend in the near term.

Inventories: Inventories are stated at the lower of cost or estimated net realizable value. Cost is generally computed on a currently adjusted standard cost basis, which approximates costs on a first-in first-out basis. With the adoption of SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” effective January 1, 2006, standard costs are based on the normal utilization of installed factory capacity, which is not materially different from the optimal utilization rates previously used. Costs associated with underutilization of capacity are expensed as incurred.

We conduct quarterly inventory reviews for salability and obsolescence. A specific allowance is provided for inventory considered unlikely to be sold. Remaining inventory has a salability and obsolescence allowance based upon an analysis of historical disposal activity. Inventory is written off in the period in which disposal occurs.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	15

Property, Plant and Equipment and Other Capitalized Costs: Property, plant and equipment are stated at cost and depreciated over their estimated useful lives. Beginning in January 2006, these assets were depreciated using the straight-line method. Prior to January 2006, these assets were depreciated primarily using the 150 percent declining-balance method (see Change in Depreciation Method below). Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. Acquisition-related costs are amortized on a straight-line basis over the estimated economic life of the assets. Capitalized software licenses generally are amortized on a straight-line basis over the term of the license. Fully depreciated or amortized assets are written off against accumulated depreciation or amortization.

Change in Depreciation Method: Effective January 1, 2006, as a result of a study made of the pattern of usage of our long-lived depreciable assets, we adopted the straight-line method of depreciation for all property, plant and equipment. Under the provisions of SFAS No. 154, “ Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3,” which became effective as of January 1, 2006, a change in depreciation method is treated on a prospective basis as a change in estimate. Prior period results have not been restated. We believe that the change from the 150 percent declining-balance method to the straight-line method better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives.

Long-term Investments: Long-term investments consist of marketable equity securities, non-marketable equity securities, venture capital funds and mutual funds. Cost or amortized cost, as appropriate, is determined on a specific identification basis.

Investments in marketable equity securities are classified as available-for-sale and are stated at fair value, which is based on available market quotes. Adjustments to fair value of these investments are recorded as an increase or decrease, net of tax, in other comprehensive income except where losses are considered to be other-than-temporary, in which case the losses are recorded in other income (expense) net. Marketable equity securities are considered other-than-temporarily impaired if they have traded below their cost basis for more than six months.

Investments in non-marketable equity securities, primarily comprised of investments in early stage development companies, are stated at historical cost and are subject to a periodic impairment review. Any impairment considered other-than-temporary is recorded in other income (expense) net.

Investments in venture capital funds, generally representing limited partnership interests, are accounted for under the equity method of accounting where we have more than a 3 percent limited partnership interest and under the cost method of accounting where our limited partnership interest is less than 3 percent. For our investments accounted for under the equity method, our proportionate share of the net income or loss of the limited partnerships is recorded in other income (expense) net. Investments in venture capital funds are also subject to a periodic impairment review. Any impairment considered other-than-temporary is recorded in other income (expense) net.

Investments in mutual funds are classified as trading securities and are stated at fair value. These mutual funds hold a variety of debt and equity investments and are intended to generate returns that offset changes in certain liabilities related to deferred compensation arrangements, thus they are classified as long-term investments. Adjustments to fair value of both the mutual funds and the related deferred compensation liabilities are recorded in selling, general and administrative expense (see Note 10 for a discussion of Deferred Compensation Arrangements).

Goodwill and Intangible Assets: Goodwill is not amortized but is reviewed for impairment annually or more frequently if certain impairment indicators arise. We complete our annual goodwill impairment tests as of October 1 for our operating segments, which have been designated as reporting units based on an analysis of economic characteristics and how we operate the business. This annual test is performed by comparing the fair value for each reporting unit to its associated book value including goodwill. For each of the periods presented, the fair value exceeded the carrying value, including goodwill, therefore no impairment was indicated.

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

16	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

circumstances. This standard will also require additional disclosures in both annual and quarterly reports. SFAS 157 will be effective for financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2007, and will be effective for non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008. We have evaluated the potential impact of this standard and anticipate it will have no material impact on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115.” SFAS 159 permits companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Entities choosing the fair value measurement would be required to recognize subsequent changes in the fair value of those instruments and other items directly in earnings. This standard also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective beginning the first fiscal year that begins after November 15, 2007. At this time, we do not anticipate electing to use the fair value measurements permitted by this standard.

In June 2007, the FASB ratified EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF 06-11 provides for the recognition and classification of deferred taxes associated with dividends or dividend equivalents on non-vested equity shares or non-vested equity share units that are paid to employees and charged to retained earnings. This issue is effective for annual periods beginning after September 15, 2007. We have evaluated the potential impact of this standard and anticipate it will have no material impact on our financial position and results of operations.

Also in June 2007, the FASB ratified EITF Issue No. 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities.” EITF 07-3 provides that non-refundable advance payments made for goods or services to be used in future research and development activities should be deferred and capitalized until such time as the related goods or services are delivered or are performed, at which point the amounts would be recognized as an expense. This issue is effective for fiscal years beginning after December 15, 2007. We have evaluated the potential impact of this standard and anticipate it will have no material impact on our financial position and results of operations.

In December 2007, the FASB concurrently issued SFAS No. 141(R), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements–An Amendment of ARB No. 51.” SFAS 141(R) provides new guidance on the recognition, measurement and subsequent accounting for assets acquired and liabilities assumed in business combination transactions. In addition, SFAS 141(R) will change the accounting treatment for certain specific items in business combinations, including for example, expensing acquisition-related costs, recording acquired contingent liabilities/assets at their acquisition-date fair value and capitalization of in-process R&D costs. In the event that an entity owns less than 100 percent ownership interest, SFAS 160 provides for the recognition, measurement and subsequent accounting for the non-controlling (i.e., minority) interest included in the entity’s consolidated financial statements. Both of these standards require measurements based on fair value as determined under the provisions of SFAS 157. In addition, both of these standards also include expanded disclosure requirements. SFAS 141(R) and SFAS 160 will be effective prospectively for business combinations for which the acquisition date occurs during or subsequent to the first annual reporting period beginning on or after December 15, 2008. The impact that adoption of SFAS 141(R) and SFAS 160 will have on our financial position and results of operation will be dependent upon the specific terms of any applicable future business combinations or acquisitions of minority interests.

Also in December 2007, the FASB ratified EITF Issue No. 07-1, “Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property.” EITF 07-1 applies to collaborations between companies in which each participant is exposed to significant risks and rewards depending on the venture’s commercial success, but which does not result in the creation of a legal entity separate from the participants. EITF 07-1 addresses the accounting and disclosure requirements for these types of collaborative arrangements and is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact this standard will have on our financial position and results of operations.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	17

2. Discontinued Operations

As discussed in Note 1, in 2006 we sold substantially all of the former Sensors & Controls segment.

The results of operations of the former Sensors & Controls business (which was renamed Sensata Technologies (Sensata)) are being presented as discontinued operations. The following summarizes results of the discontinued operations for the years ended December 31, 2007, 2006 and 2005, included in the consolidated statements of income:

	2007	2006	2005
Net revenue	$—	$375	$1,057
Operating costs and expenses	4	327	825

Income (loss) from discontinued operations before income taxes	(4)	48	232
Provision (benefit) for income taxes	(3)	19	81

Income (loss) from discontinued operations, net of income taxes	(1)	29	151

Gain on sale of discontinued operations	—	2,554	—
Provision (benefit) for income taxes	(17)	880	—

Gain on sale of discontinued operations, net of income taxes	17	1,674	—

Total income from discontinued operations	$16	$1,703	$151

Income from discontinued operations per common share: (a)
Basic	$0.01	$1.11	$0.09

Diluted	$0.01	$1.09	$0.09

(a)	Earnings per share amounts from continuing and discontinued operations may not add to net income per share due to rounding.

Total income from discontinued operations in 2007 includes an income tax benefit related to a reduction of a state tax liability associated with the sale.

Continuing Involvement: Upon closing of the sales transaction, we entered into a Transition Services Agreement (TSA) with Sensata to provide various temporary support services that are reasonably necessary to facilitate the continuation of the normal conduct of business of the former Sensors & Controls business such as finance and accounting, human resources, information technology, warehousing and logistics, and records retention and storage. As of December 31, 2007, the provision of such services has been substantially completed, although certain information technology-related services may continue to be provided until April 2008. The fees for these services are generally equivalent to our cost.

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

18	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

3. Cash, Cash Equivalents and Short-term Investments

Investments in debt securities with original maturities of three months or less are considered to be cash equivalents. We consider investments in debt securities with maturities or average lives beyond three months from the date of our investment as being available for use in current operations as needed and, as a result, we include those investments in short-term investments.

These investments in debt securities are classified as available-for-sale and are stated at fair value, which is based on market prices or broker quotes. Adjustments to fair value are recorded as an increase or decrease, net of tax, in other comprehensive income except where losses are considered to be other-than-temporary, in which case the losses are recorded in other income (expense) net.

Details of our cash, cash equivalents and short-term investment balances are as follows:

	December 31, 2007		December 31, 2006
	Cash & Cash Equivalents	Short-term Investments	Cash & Cash Equivalents	Short-term Investments
Corporate commercial paper, bonds, time deposits	$100	$25	$41	$—
Asset-backed commercial paper	457	—	543	15
U.S. government agency securities	390	—	—	30
Money market funds	157	—	390	—
Tax-exempt/municipal securities:
Auction-rate securities	—	1,044	—	1,680
Variable-rate demand notes	—	—	—	30
Tax-exempt bonds	—	35	—	65
Mortgage-backed securities - Government Sponsored
Enterprise (GSE) guaranteed	—	233	—	295
Mortgage-backed securities - senior bonds	—	241	—	371
Other	—	18	5	48
Cash on hand	224	—	204	—

Total	$1,328	$1,596	$1,183	$2,534

The primary objective of our cash equivalent and short-term investment activities is to preserve capital and maintain liquidity while generating appropriate returns. Our investment policy allows for only high-credit-quality securities. As of December 31, 2007, approximately 97 percent of our investments were rated AAA, Aaa, A-1 or P-1 by the major credit rating agencies, with most of the remaining 3 percent rated AA/Aa. The value and liquidity of these securities are affected by market interest rates generally, as well as the ability of the issuer to make principal and interest payments when due and the normal functioning of the markets in which these securities are traded. There were no material impairments of short-term investments or cash equivalents in the periods presented.

Our cash equivalents include investments in corporate and asset-backed commercial paper, U.S. government agency securities and money market funds. Asset-backed commercial paper is generally backed by pools of assets such as repurchase agreements, loans, receivables, and other assets, with the composition of assets subject to change over time. Our investments in asset-backed commercial paper at December 31, 2007, were in securities that are fully supported by financial institutions, and carried short-term credit ratings no lower than A-1/P-1 as of that date. Fully supported asset-backed commercial paper programs include contractual arrangements with highly-rated financial institutions that are designed to protect the investor from risks due to liquidity and the performance of the underlying assets.

Our short-term investments include auction-rate securities, which are variable rate debt instruments, having long-term maturity dates (typically 15 to 40 years), but whose interest rates are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. Substantially all of our auction-rate securities are backed by pools of student loans guaranteed by the U.S. Department of Education, and all were rated AAA/Aaa as of December 31, 2007. Our intent in these investments is not to hold these securities to maturity, but rather to use the periodic auction feature to provide liquidity (see Note 17).

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	19

All of the mortgage-backed securities we held as of December 31, 2007, were AAA-rated as of that date. About one half of these securities are guaranteed by a government-sponsored entity such as the Federal National Mortgage Association, the Government National Mortgage Association or the Federal Home Loan Mortgage Corporation. The remaining mortgage-backed securities were issued from 2003 through 2005 and are of a senior/subordinated structure in which we own the most senior bonds.

The following table presents the aggregate maturities or average lives of cash equivalents and short-term investments at year-end 2007:

Due	Market Value

One year or less	$ 1,200
One to three years	271
Three to ten years	197
Thereafter (a)	1,032

(a)	Maturities over 10 years are primarily auction-rate securities.

There were no unrealized gains on cash equivalents and short-term investments for the years ending December 31, 2007, 2006 or 2005. Unrealized losses were $14 million, $23 million and $25 million, respectively, for these time periods. Unrealized losses for the years ending December 31, 2007 and 2006, were primarily associated with mortgage-backed securities that have been in an unrealized loss position for more than 12 months. These unrealized losses are the result of increases in market interest rates rather than changes in the credit quality of the securities.

We have determined that our investment in these securities were not other-than-temporarily impaired as we have the ability and intent to hold these investments until their value can be recovered, which may include holding them to their respective maturity dates. Through December 31, 2007, we have collected all principal and interest payable on these securities when due and expect to continue to do so.

Proceeds from sales of these securities before their maturity were $2.12 billion, $5.34 billion and $4.18 billion in 2007, 2006 and 2005. Gross realized gains and losses from the sales of these securities were immaterial for all periods presented.

4. Long-term Investments

Details of long-term investments are as follows:

	December 31,
	2007	2006

Equity investments:
Marketable	$7	$5
Non-marketable	44	52
Venture capital funds:
Equity method	65	55
Cost method	3	3
Mutual funds	148	172

Total	$267	$287

There were $6 million, $6 million and $13 million of gross realized gains and zero, zero and $3 million of gross realized losses from sales of these investments in 2007, 2006 and 2005. Other-than-temporary declines and impairments in the values of long-term investments recognized in the income statement were $18 million, $8 million and $8 million in 2007, 2006 and 2005.

20	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

5. Goodwill and Other Acquisition-related Intangibles

		December 31,

	Amortization Period	2007	2006

Goodwill – net	Not amortized	$838	$792

Acquisition-related intangibles – net:
Developed technology	3–10 years	$81	$72
Other intangibles	2– 7 years	34	46

Total		$115	$118

All of our goodwill is attributable to our Semiconductor segment. There was no impairment of goodwill indicated during 2007, 2006 or 2005. The goodwill balances shown are net of total accumulated amortization of $221 million at year-end 2007 and 2006.

In 2007, we recognized additional goodwill of $48 million from acquisitions we made during the year, mostly for acquired workforce. We also recognized intangible assets associated with these acquisitions of $45 million, primarily for developed technology, to be amortized over three to five years. There were no in-process R&D charges associated with the 2007 acquisitions. Goodwill was reduced during 2007 by $2 million for the recognition of a deferred tax asset associated with our Chipcon acquisition.

In January 2006, we recognized $115 million of goodwill and $86 million of other acquisition-related intangible assets due to the acquisition of Chipcon.

The following table reflects the components of acquisition-related intangible assets, excluding goodwill, that are subject to amortization:

	December 31, 2007		December 31, 2006

Amortized Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Developed and core technology	$ 141	$ 60	$209	$137
Customer relationships	20	10	45	30
Patents and trademarks	32	9	32	4
Non-compete agreements	6	5	6	3
Other	—	—	1	1

Total	$ 199	$ 84	$293	$175

Amortization of acquisition-related intangibles was $48 million, $59 million and $55 million for 2007, 2006 and 2005, primarily related to developed technology.

The following table sets forth the estimated amortization of acquisition-related intangibles for the years ended December 31:

2008	$35
2009	30
2010	29
2011	14
2012	5
Thereafter	2

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	21

6. Debt and Lines of Credit

On April 2, 2007, we retired $43 million of 8.75% notes at maturity. As of December 31, 2007, we have no outstanding long-term debt.

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

We also maintain lines of credit to support commercial paper borrowings and to provide additional liquidity through short-term bank loans. At December 31, 2007, we had a revolving credit facility under which a group of banks has committed $1 billion through August 2011, and $920 million thereafter through August 2012. This facility would carry a variable rate of interest, if drawn.

At December 31, 2007 and 2006, both revolving credit facilities were undrawn and no commercial paper was outstanding.

Interest incurred on loans in 2007, 2006 and 2005 was $1 million, $12 million and $14 million. Of these amounts, $5 million in both 2006 and 2005 were capitalized as a component of capital asset construction costs.

7. Financial Instruments and Risk Concentration

Financial Instruments: We have derivative financial instruments, such as forward foreign currency exchange contracts, forward purchase contracts and investment warrants, the fair values of which were not significant as of December 31, 2007 or 2006. Our forward foreign currency exchange contracts outstanding at December 31, 2007, had a notional value of $487 million to hedge our non-U.S. dollar net balance sheet exposures (including $122 million to sell euros, $57 million to sell British pounds and $182 million to sell Japanese yen). Our forward foreign currency exchange contracts outstanding at December 31, 2006, had a notional value of $268 million to hedge our non-U.S. dollar net balance sheet exposures (including $85 million to sell euros, $82 million to sell British pounds and $48 million to sell Japanese yen).

Also at December 31, 2007, we had a series of forward purchase contracts denominated in Philippine pesos to hedge specified forecasted transactions associated with the construction of a new assembly and test facility in the Philippines. These contracts are primarily intended to protect against exchange rate fluctuations between the U.S. dollar and Philippine peso during the estimated construction period. These contracts, which settle at various dates through January 2009, had an aggregate notional value of $65 million to buy a total of 2.67 billion pesos.

Short-term investments are carried at fair value. The carrying values for other current financial assets and liabilities, such as accounts receivable and accounts payable, approximate fair value due to the short maturity of such instruments.

Risk Concentration: Financial instruments that potentially subject us to concentrations of credit risk are primarily cash investments and accounts receivable. In order to manage our exposure to credit risk, we place cash investments in investment-grade debt securities and limit the amount of credit exposure to any one issuer. We also limit counterparties on forward foreign currency exchange contracts to investment-grade-rated financial institutions.

22	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers in our customer base and their dispersion across different industries and geographic areas. We maintain an allowance for losses based upon the expected collectibility of accounts receivable. These allowances are deducted from accounts receivable balances. Details of these allowances are as follows:

Accounts Receivable Allowances	Balance at Beginning of Year	Additions Charged to Operating Results	Recoveries and Write-offs, Net	Balance at End of Year
2007	$ 26	$ —	$ —	$ 26

2006	$ 34	$ 2	$ (10)	$ 26

2005	$ 36	$ 1	$ (3)	$ 34

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

In 2005, the TI board of directors authorized the repurchase of $4.0 billion of TI common stock. Since that time, the board of directors authorized additional repurchase amounts of $10.0 billion in 2006 and $5.0 billion in 2007. No expiration date has been specified for these authorizations. As of December 31, 2007, $5.57 billion of these authorizations remain. Treasury shares acquired in connection with the board-authorized stock repurchase program in 2007, 2006 and 2005 were 147,645,809 shares; 173,580,794 shares; and 154,143,706 shares.

In the third quarter of 2006, the board of directors increased our quarterly cash dividend (to $0.04 per share from $0.03 per share). In the second quarter of 2007, the board of directors doubled our quarterly cash dividend (to $0.08 per share). In the third quarter of 2007, the board of directors increased our quarterly cash dividend to $0.10 per share, and on October 18, 2007, declared a dividend at that quarterly rate.

9. Stock-based Compensation

Information in this note is inclusive of both continuing and discontinued operations, except as noted.

Long-term Incentive and Director Compensation Plans

We have stock options outstanding to participants under the Texas Instruments 2000 Long-Term Incentive Plan, the Texas Instruments 2003 Long-Term Incentive Plan and the 1996 Long-Term Incentive Plan, but no further options may be granted under the 1996 plan. We also assumed stock options granted under the Burr-Brown 1993 Stock Incentive Plan and the Radia Communications, Inc. 2000 Stock Option/Stock Issuance Plan. Unless the options are acquisition-related replacement options, the option price per share may not be less than 100 percent of the fair market value on the date of the grant. Substantially all the options have a 10-year term and vest ratably over four years. Options generally provide for the continuation of vesting after the option recipient retires.

We have RSUs outstanding under the 2000 Long-Term Incentive Plan and the 2003 Long-Term Incentive Plan. Each RSU represents the right to receive one share of TI common stock on the vesting date, which is generally four years after the date of grant. Upon vesting, the shares are subject to issuance without payment by the grantee.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	23

Under the 2000 Long-Term Incentive Plan, we may grant stock options, including incentive stock options, restricted stock and RSUs, performance units and other stock-based awards. The plan provides for the issuance of 120,000,000 shares of TI common stock. In addition, if any stock-based award under the 1996 Long-Term Incentive Plan terminates, then any unissued shares subject to the terminated award become available to be granted under the 2000 Long-Term Incentive Plan. No more than 13,400,000 shares of common stock may be awarded as restricted stock, RSUs or other stock-based awards (other than stock options) under the plan.

Under the 2003 Long-Term Incentive Plan, we may grant stock options (other than incentive stock options), restricted stock and RSUs, performance units and other stock-based awards to non-management employees. The plan provides for the issuance of 240,000,000 shares of TI common stock. Executive officers and approximately 225 managers are ineligible to receive awards under this plan.

Under our 2003 Director Compensation Plan, we may grant stock options, RSUs and other stock-based awards to non-employee directors, as well as issue TI common stock upon the distribution of stock units credited to deferred-compensation accounts established for such directors. The plan provides for the grant of a stock option to each non-employee director once per year in the period from January 2004 through 2010. For the years 2001 through 2006, each grant is an option to purchase 15,000 shares with an option price equal to fair market value on the date of grant. Under the plan, we also make a one-time grant of 2,000 RSUs to each new non-employee director of TI. The plan provides for the issuance of 2,000,000 shares of TI common stock. Effective in 2007, the plan reduced the annual stock option grant to 7,000 shares and included an annual grant of 2,500 RSUs to each non-employee director.

Stock option and RSU transactions under the above-mentioned long-term incentive and director compensation plans during 2007 were as follows:

	STOCK OPTIONS		RESTRICTED STOCK UNITS
	Shares	Weighted Average Exercise Price per Share	Shares	Weighted Average Grant-Date Fair Value per Share

Outstanding grants, December 31, 2006	218,771,948	$ 28.81	4,740,368	$ 26.37
Granted	9,909,839	28.57	4,127,738	29.46
Vested (RSUs)	—	—	(707,880)	17.25
Forfeited	(4,587,482)	35.30	(448,819)	28.24
Exercised	(38,126,974)	18.36	—	—

Outstanding grants, December 31, 2007	185,967,331	$ 30.78	7,711,407	$ 28.75

The fair values of RSUs are determined based on the price of TI common stock on the date of grant. Compensation expense associated with RSUs, which was all in continuing operations, totaled $49 million, $29 million and $18 million in 2007, 2006 and 2005.

The weighted average grant-date fair value of stock options granted during the years 2007, 2006 and 2005 was $9.72, $11.82 and $10.07 per share. The weighted average grant-date fair value of RSUs granted during the years 2007, 2006 and 2005 was $29.46, $31.36 and $24.42 per share.

24	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

Summarized information about stock options outstanding under the various long-term plans mentioned above at December 31, 2007, is as follows:

	STOCK OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Share Prices	Number Outstanding (shares)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price per Share	Number Exercisable (shares)	Weighted Average Exercise Price per Share

$.24 to 10.00	417,438	2.0	$ 4.16	416,039	$ 4.16
10.01 to 20.00	32,356,005	4.5	15.72	32,326,789	15.72
20.01 to 30.00	64,783,961	4.9	25.09	45,363,908	25.16
30.01 to 40.00	56,454,322	5.9	33.11	36,824,667	33.48
40.01 to 50.00	907,632	2.2	43.70	907,632	43.70
50.01 to 84.32	31,047,973	2.5	54.07	31,047,973	54.07

$.24 to 84.32	185,967,331	4.7	$ 30.78	146,887,008	$ 31.34

During the years ended December 31, 2007, 2006 and 2005, the aggregate intrinsic value (i.e., the difference in the closing market price and the exercise price to be paid by the optionee) of options exercised under these plans was $606 million, $419 million and $394 million.

For the years ended December 31, 2007, 2006 and 2005, the total fair value of shares vested from RSU grants was $12 million, $13 million and $24 million.

Summarized information as of December 31, 2007, about outstanding stock options that are vested and expected to vest, as well as stock options that are currently exercisable, is as follows:

	Outstanding Stock Options (Fully Vested and Expected to Vest) (a)	Options Exercisable

Number of outstanding (shares)	184,995,626	146,887,008
Weighted average remaining contractual life	4.7 years	4.0 years
Weighted average exercise price per share	$ 30.75	$31.34
Intrinsic value	$ 1,160	$980

(a)	Includes effects of expected forfeitures. Excluding the effects of expected forfeitures, the aggregate intrinsic value of stock options outstanding was $1.17 billion.

As of December 31, 2007, the total future compensation cost related to unvested stock options and RSUs not yet recognized in the statement of income was $216 million and $127 million. Of that total, $179 million, $106 million, $51 million and $7 million will be recognized in 2008, 2009, 2010 and 2011.

Employee Stock Purchase Plans

Under the TI Employees 2005 Stock Purchase Plan, options are offered to all eligible employees in amounts based on a percentage of the employee’s compensation. Under the plan, the option price per share is 85 percent of the fair market value on the exercise date, and options have a three-month term.

The options outstanding under the Plan at December 31, 2007, had an exercise price of $27.50 per share (85 percent of the fair market value of TI common stock on the date of automatic exercise). Of the total outstanding options, none were exercisable at year-end 2007.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	25

Employee stock purchase plan transactions during 2007 were as follows:

	Employee Stock Purchase Plan (shares) (a)	Weighted Average Exercise Price

Outstanding grants, December 31, 2006	621,238	$ 24.48
Granted	2,106,758	28.91
Exercised	(2,176,228)	28.00

Outstanding grants, December 31, 2007	551,768	$ 27.50

(a)	Excludes options offered but not granted.

During the year ended December 31, 2007, 2006 and 2005, the total intrinsic value of options exercised under the employee stock plans was $11 million, $10 million and $59 million.

Effect on Shares Outstanding and Treasury Shares

It has been our practice to issue shares of common stock upon exercise of stock options generally from treasury shares and, on a limited basis, from previously unissued shares.

Stock option plan exercises were settled using treasury shares of 39,791,295 in 2007; 26,602,306 in 2006; and 31,997,416 in 2005. They also were settled using previously unissued common shares of 511,907 in 2007; 49,100 in 2006; and 53,855 in 2005.

Treasury shares issued upon vesting of RSUs were 515,209 in 2007 and 128,578 in 2006. No treasury shares were issued upon vesting of RSUs in 2005. Previously unissued common shares issued for RSUs in 2007, 2006 and 2005 were 12,000; 279,082; and 570,042.

Shares available for future grant and reserved for issuance are summarized below:

	As of December 31, 2007
Shares	Long-term Incentive and Director Compensation Plans	TI Employees 2005 Stock Purchase Plan

Available for future grant	215,941,843	38,031,238
Reserved for issuance	409,717,186	38,583,006

Effect on Cash Flows

The total amount of cash received from exercise of options was $761 million in 2007, $418 million in 2006 and $461 million in 2005. The related net tax benefit realized was $204 million, $146 million and $132 million (which includes excess tax benefits realized of $116 million and $100 million in 2007 and 2006, and $59 million from the adoption date of SFAS 123(R) on July 1, 2005).

10. Postretirement Benefit Plans

On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS 158 required us to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our defined benefit pension and other postretirement benefit plans as of December 31, 2006, with a corresponding adjustment to accumulated other comprehensive income (AOCI), net of tax. The adjustment to AOCI at adoption represented the recognition of previously unrecognized net actuarial losses and prior service costs, each of which were previously netted against the plans’ funded status in our balance sheets pursuant to the provisions of SFAS No. 87, “Employer’s Accounting for Pensions.” These amounts continue

26	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

to be recognized in future periods as a component of net periodic benefit cost consistent with our past practice. Actuarial gains and losses and prior service costs that arise in periods subsequent to December 31, 2006, are not recognized as part of net periodic benefit cost in the period incurred but are recognized as a component of other comprehensive income. These amounts are subsequently recognized as a component of future net periodic benefit cost consistent with our past practice.

In addition, SFAS 158 requires that companies using a measurement date for their defined benefit pension plans and other postretirement benefit plans other than their fiscal-year-end change to a fiscal-year-end measurement date effective for years ending after December 15, 2008. We chose to early adopt the measurement date changes as of December 31, 2006. Our non-U.S. plans previously used a September 30 measurement date.

The adoption of SFAS 158 had no effect on our consolidated statements of income or our consolidated statement of comprehensive income for the year ended December 31, 2006, or for any prior period presented, and it will not affect our operating results in future periods.

Plan Descriptions: We provide various retirement plans for employees including defined benefit, defined contribution and retiree health care benefit plans, as well as deferred compensation arrangements for qualifying employees.

U.S. Retirement Plans:

The principal retirement plans in the U.S include qualified and non-qualified defined benefit pension plans (all of which were closed to new participants after November 1997), a defined contribution plan and an enhanced defined contribution plan.

Both defined contribution plans offer an employer-matching savings option that allows employees to make pretax contributions to various investment choices, including a TI common stock fund. Employees who remain in the qualified defined benefit pension plan may also participate in the defined contribution plan, where employer-matching contributions are provided for up to 2 percent of the employee’s annual eligible earnings. Employees who elected not to remain in the defined benefit pension plan, and new employees hired after November 1997 and through December 31, 2003, may participate in the enhanced defined contribution plan. This plan provides for a fixed employer contribution of 2 percent of the employee’s annual eligible earnings, plus an employer-matching contribution of up to 4 percent of the employee’s annual eligible earnings. Employees hired after December 31, 2003, may participate in the enhanced defined contribution plan, where employer-matching contributions are provided for up to 4 percent of the employee’s annual eligible earnings.

At December 31, 2007 and 2006, in accordance with the election of employees, TI’s U.S. defined contribution plans held shares of TI common stock totaling 33 million shares and 43 million shares valued at $1.11 billion and $1.23 billion. Dividends paid on these shares for 2007 and 2006 totaled $11 million and $6 million.

Our aggregate expense for employees under the U.S. defined contribution plans was $56 million in 2007, $56 million in 2006 and $53 million in 2005.

The benefits under the qualified defined benefit pension plan are determined using a formula based upon years of service and the highest five consecutive years of compensation. We intend to contribute amounts to this plan to meet the minimum funding requirements of federal laws and regulations plus such additional amounts as we deem appropriate. The non-qualified plans are unfunded and closed to new participants.

During 2007, the U.S. defined benefit plans made $45 million in total benefit payments, primarily for the qualified pension plan. For comparison purposes, in 2006 the U.S. defined benefit plans made $124 million in benefit payments of which $119 million was accounted for as settlements and $5 million as benefits paid. During 2007, we made $3 million of non-qualified defined benefit payments.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	27

U.S. Retiree Health Care Benefit Plan:

We offer access to group medical coverage during retirement to most of our U.S. employees. We make a contribution toward the cost of those retiree medical benefits for certain retirees and their dependents. The contribution rates are based upon various factors, the most important of which are an employee’s date of hire, date of retirement, years of service and eligibility for Medicare benefits. The balance of the cost is borne by the participants in the plan. Employees hired after January 1, 2001, are responsible for the full cost of their medical benefits during retirement. During 2007 and 2006, we contributed $11 million and $91 million to the retiree health care plan.

Non-U.S. Retirement Plans:

Retirement coverage for non-U.S. employees is provided, to the extent deemed appropriate, through separate defined benefit and defined contribution plans. Retirement benefits are generally based on an employee’s years of service and compensation. Funding requirements are determined on an individual country and plan basis and subject to local country practices and market circumstances. During 2007 and 2006, we contributed $77 million and $143 million to our non-U.S. retirement plans.

As of December 31, 2007 and 2006, in accordance with the election of employees, TI’s non-U.S. defined contribution plans held 601,115 shares of TI common stock valued at $20 million and 661,409 shares valued at $19 million. Dividends paid on these shares for 2007 and 2006 were immaterial.

Effect on the Statements of Income and Balance Sheets

Expense related to defined benefit and retiree health care benefit plans was as follows:

	U.S. Defined Benefit				U.S. Retiree Health Care			Non-U.S. Defined Benefit
	2007	2006		2005	2007	2006	2005	2007	2006	2005
Service cost	$24	$26		$27	$4	$4	$4	$46	$44	$44
Interest cost	43	45		40	25	25	22	52	46	46
Expected return on plan assets	(47)	(45)		(44)	(26)	(21)	(20)	(73)	(66)	(45)
Amortization of prior service cost	—	—		—	2	2	3	(3)	(3)	(2)
Recognized net actuarial loss	20	21		23	6	6	8	9	13	22

Net periodic benefit cost	40	47		46	11	16	17	31	34	65
Settlement, curtailment and special termination benefit charges	5	26	(a)	1	1	—	—	—	—	—

Total including charges	$45	$73		$47	$12	$16	$17	$31	$34	$65

(a)	The increase in settlement costs in 2006 is primarily due to an increase in lump sum distributions elected by retirees in 2006 as compared with previous years.

For the U.S. qualified pension and retiree health care plans, the expected return on plan assets component of net periodic benefit cost is based upon a market-related value of assets. In accordance with U.S. GAAP, the market-related value of assets generally utilizes a smoothing technique whereby certain gains and losses are phased in over a period of three years.

28	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

Changes in the benefit obligations and plan assets for the defined benefit and retiree health care benefit plans were as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit
	2007	2006	2007	2006	2007	2006

Change in plan benefit obligation:
Benefit obligation at beginning of year	$788	$798	$444	$442	$1,695	$1,603
Service cost	24	26	4	4	46	44
Interest cost	43	45	25	25	52	46
Change in measurement date	—	—	—	—	—	22
Participant contributions	—	—	16	15	3	4
Benefits paid	(45)	(5)	(48)	(45)	(45)	(55)
Medicare subsidy	—	—	4	4	—	—
Plan amendments	5	—	—	—	—	—
Actuarial (gain) loss	19	44	25	(1)	(129)	32
Settlements	—	(119)	—	—	—	—
Curtailments	—	(1)	—	—	—	—
Special termination benefits	3	—	—	—	—	—
Effects of exchange rate changes	—	—	—	—	61	(1)

Benefit obligation at end of year (BO)	$837	$788	$470	$444	$1,683	$1,695

Change in plan assets:
Fair value of plan assets at beginning of year	$796	$724	$401	$303	$1,566	$1,054
Actual return on plan assets	61	71	19	37	21	171
Change in measurement date	—	—	—	—	—	16
Employer contributions	3	125	11	91	77	379 (a)
Participant contributions	—	—	16	15	3	4
Benefits paid	(45)	(5)	(48)	(45)	(45)	(55)
Settlements	—	(119)	—	—	—	—
Effects of exchange rate changes	—	—	—	—	64	(3)

Fair value of plan assets at end of year (FVPA)	$815	$796	$399	$401	$1,686	$1,566

Funded status (FVPA–BO) at end of year	$(22)	$8	$(71)	$(43)	$3	$(129)

(a)	Includes $236 million contributed to non-U.S. plans in 2005 after the September 30 measurement date for those plans.

Amounts recognized on the balance sheet as of December 31, 2007:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total

Overfunded retirement plans	$19	$—	$86	$105
Accrued profit sharing and retirement	(6)	—	(5)	(11)
Underfunded retirement plans	(35)	(71)	(78)	(184)

Funded status (FVPA - BO) at end of year	$(22)	$(71)	$3	$(90)

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	29

Amounts recognized on the balance sheet as of December 31, 2006:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total

Overfunded retirement plans	$42	$—	$16	$58
Accrued profit sharing and retirement	(4)	(1)	(9)	(14)
Underfunded retirement plans	(30)	(42)	(136)	(208)

Funded status (FVPA - BO) at end of year	$8	$(43)	$(129)	$(164)

The preceding tables present aggregate information for all plans reported. The following table presents the obligation and asset information for only those plans that have projected benefit obligations in excess of plan assets or plans that have accumulated benefit obligations in excess of plan assets. For the U.S. defined benefit plans, the 2007 amounts consist of our non-qualified plans, which are unfunded. For the non-U.S. defined benefit plans, the 2007 amounts consist primarily of the Taiwan plan. Additionally, the reduction in the projected benefit obligations for the non-U.S. defined benefit plans from 2006 to 2007 is the result of the Japan plan becoming fully funded.

	U.S Defined Benefit		Non-U.S. Defined Benefit
	2007	2006	2007	2006

Plans with projected benefit obligations greater than assets:
Projected benefit obligations	$42	$34	$141	$1,145
Plan assets	—	—	58	1,001

Plans with accumulated benefit obligations greater than assets:
Accumulated benefit obligations	$34	$28	$93	$83
Plan assets	—	—	41	40

Accumulated benefit obligations were $764 million and $711 million at year-end 2007 and 2006 for the U.S. defined benefit plans, and were $1.48 billion and $1.47 billion at year-end 2007 and 2006 for the non-U.S. defined benefit plans.

The amounts recorded in AOCI for the years ended December 31, 2007 and 2006, are further detailed by the type of plan to which they are attributable:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S Defined Benefit		Total
	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost

AOCI balance, December 31, 2006 (net of tax)	$ 105	$ 1	$ 77	$ 13	$ 175	$ (20)	$ 357	$ (6)

Changes in AOCI by category in 2007:
Annual adjustments	5	5	34	—	(63)	(1)	(24)	4
Reclassification of recognized transaction	(21)	—	(6)	(3)	(13)	3	(40)	—
Less tax (benefit) expense	6	(2)	(10)	1	35	(2)	31	(3)

Total change to OCI in 2007	(10)	3	18	(2)	(41)	—	(33)	1

AOCI balance, December 31, 2007 (net of tax)	$ 95	$ 4	$ 95	$ 11	$ 134	$ (20)	$ 324	$ (5)

30	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

The estimated amounts of unrecognized prior service cost and actuarial net loss included in AOCI as of December 31, 2007, that are expected to be amortized into net periodic benefit cost over the next fiscal year are: $1 million and $17 million for the U.S. defined benefit plans; $2 million and $8 million for the U.S. retiree health care plan; and ($3) million and $5 million for the non-U.S. defined benefit plans.

As of December 31, 2007, we do not expect to return any of the assets of the plans to TI during the next 12 months.

Assumptions and Investment Policies

	Defined Benefit		Retiree Health Care
	2007	2006	2007	2006

Weighted average assumptions used to determine benefit obligations:
U.S. assumed discount rate	6.26%	5.75%	5.96%	5.75%
Non-U.S. assumed discount rate:
High	7.75%	5.00%
Low	2.41%	2.25%
U.S. average long-term pay progression	3.50%	3.50%
Non-U.S. average long-term pay progression:
High	10.00%	5.00%
Low	3.00%	3.00%

Weighted average assumptions used to determine net periodic benefit cost:
U.S. assumed discount rate	6.00%	5.94%	6.00%	6.00%
Non-U.S. assumed discount rate:
High	5.00%	5.00%
Low	2.25%	2.25%
U.S. assumed long-term rate of return on plan assets	7.00%	7.00%	7.00%	7.00%
Non-U.S. assumed long-term rate of return on plan assets:
High	6.00%	6.60%
Low	2.00%	2.00%
U.S. average long-term pay progression	3.50%	4.00%
Non-U.S. average long-term pay progression:
High	5.00%	4.00%
Low	3.00%	3.00%

In order to select a discount rate for purposes of valuing the plan obligations and for fiscal-year-end disclosure, an analysis is performed in which the projected cash flows from significant defined benefit and retiree health care plans are matched with a yield curve based on an appropriate universe of high-quality corporate bonds that are available in each country. In this manner, a present value is developed. The discount rate selected is the single equivalent rate that produces the same present value. This approach produces a discount rate that recognizes each plan’s distinct liability characteristics.

The ranges of assumptions used for the non-U.S. defined benefit plans reflect the different economic environments within the various countries.

Assumptions for expected long-term rate of return on plan assets are based upon future expectations for returns for each asset class and the effect of periodic target asset allocation rebalancing. The results are adjusted for the payment of reasonable expenses of the plan from plan assets. The historical long-term return on the plans’ assets has exceeded the selected rates, and we believe these assumptions are appropriate based upon the mix of the investments and the long-term nature of the plans’ investments.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	31

Our rate of return assumption for the U.S. defined benefit plan reflects a decision to move gradually over several years to an asset allocation policy with less emphasis on equity investments. This allocation move is designed to better match the plan’s assets with the liability structure as the plan matures.

The table below shows target allocation ranges for the plans that hold a substantial majority of the defined benefit assets. The asset allocations for the retiree health care benefit plan are generally intended to represent the long-term targeted mix rather than a current mix.

Asset Category	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit

Equity securities	50% - 75%	75%	30% - 60%
Fixed income securities and cash	25% - 50%	25%	40% - 70%

For the defined benefit plans, it is intended that the investments will be rebalanced when the allocation is not within the target range. Additional contributions are invested consistent with the target ranges and may be used to rebalance the portfolio. The investment allocations and individual investments are chosen with regard to the duration of the obligations of the plan. A portion of the retiree health care benefit plan assets are invested in an account within the pension trust and are invested in a like manner as the other pension assets. The majority of the assets in the retiree health care benefit plan are invested in a series of Voluntary Employee Benefit Association (VEBA) trusts. For tax efficiency, the investments in the VEBA trusts are not rebalanced but additional contributions to the trusts may be used to reallocate the portfolio.

Weighted average asset allocations at December 31, are as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit

Asset Category	2007	2006	2007	2006	2007	2006

Equity securities	56%	62%	67%	69%	49%	52%
Fixed income securities and cash	44%	38%	33%	31%	51%	48%

There are no significant restrictions on the amount or nature of the investments that may be acquired or held by the plans. None of the plan assets related to the defined benefit pension plans and retiree health care benefit plan are directly invested in TI common stock.

Contributions to the plans meet or exceed all minimum funding requirements. We expect to contribute approximately $50 million to U.S. retirement plans and approximately $70 million to non-U.S. retirement plans in 2008.

The following table projects the benefits expected to be paid to participants from the plans in the following ten years. The majority of the payments will be paid from plan assets and not company assets.

	U.S. Defined Benefit	U.S. Retiree Health Care	Medicare Subsidy	Non-U.S. Defined Benefit

2008	$ 155	$ 38	$ (5)	$ 50
2009	128	40	(5)	50
2010	120	42	(6)	56
2011	82	44	(6)	57
2012	74	45	(7)	61
2013–2017	294	228	(25)	356

32	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

Assumed health care cost trend rates for the U.S. retiree health care plan at December 31 are:

	U.S. Retiree Health Care

	2007	2006

Assumed health care trend rate for next year:
Attributed to less than age 65	9.0%	9.0%
Attributed to age 65 or greater	9.0%	10.0%
Ultimate trend rate	5.0%	5.0%
Year in which ultimate trend rate is reached:
Attributed to less than age 65	2016	2011
Attributed to age 65 or greater	2016	2012

Increasing or decreasing health care cost trend rates by one percentage point would have increased or decreased the accumulated postretirement benefit obligation for the U.S. retiree health care plan at December 31, 2007, by $14 million and the service cost and interest cost components of 2007 plan expense by $1 million.

Deferred Compensation Arrangements

We have a non-qualified deferred compensation plan, which allows certain highly compensated employees the option to defer receipt of a portion of their salary, bonus and profit sharing. Employees who participate in the deferred compensation plan can select one of eight distribution options offered by the plan. Payments are made after the employee terminates, based on their distribution election and plan balance. Participants can earn a return on their deferred compensation that is based on hypothetical investments in the same investment funds and TI common stock offered in our defined contribution plans. Changes in the market value of these participant investments are reflected as an adjustment to the liability for deferred compensation with an offset to compensation expense.

As of December 31, 2007, the liability to the participants of the deferred compensation plan was $199 million and is recorded in non-current liabilities. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. We make no contributions to the deferred compensation plan and so remain liable to the participants. However, to serve as an economic hedge against the financial impact of changes in market values of these hypothetical investments, we invest in similar mutual funds and have entered into a forward purchase contract (explained below). Changes in the fair value of these mutual fund investments are recognized in compensation expense.

As no shares of TI common stock are actually held for the account of participants, as of December 31, 2007, we have a forward purchase contract with a commercial bank to acquire 550,000 shares of TI common stock at a fixed price of $32.37 per share at the end of the contract term or, at our option, to settle in cash with the bank. We are also able, at our discretion, to unwind all or part of this contract prior to the end of the contract term. The contract is intended to be an economic hedge to minimize the earnings impact from the effect of fluctuations in stock market prices on the portion of the deferred compensation plan obligations that are denominated in TI stock. The changes in the fair value of the forward contract are reflected in compensation expense. Since December 31, 2005, participants have been prohibited from directing any further transfers to the TI common stock portion of the hypothetical investments, so this hedge will remain at or below 550,000 shares of TI common stock in the future.

11. Profit Sharing and Savings Plans

We pay profit sharing benefits primarily under the TI Employee Profit Sharing Plan. Profit sharing benefits are generally formulaic and determined by one or more business or company-wide financial metrics. This plan provides for profit sharing to be paid based solely upon TI’s operating margin for the full calendar year. Under this plan, a minimum threshold of 10 percent operating margin must be achieved before any profit sharing is paid. Profit sharing at 10 percent operating margin will be 2 percent of eligible payroll. The maximum amount of profit sharing available under the plan is 20 percent of eligible payroll and would only be paid when TI’s operating margin meets or exceeds 35 percent for a full calendar year.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	33

We recognized $180 million, $149 million and $115 million of profit sharing expense under the TI Employee Profit Sharing Plan in 2007, 2006 and 2005.

12. Income Taxes

Income from Continuing Operations before Income Taxes

	U.S.	Non-U.S.	Total
2007	$2,738	$954	$3,692
2006	2,582	1,043	3,625
2005	1,770	985	2,755

Provision (Benefit) for Income Taxes

	U.S. Federal	Non- U.S.	U.S. State	Total
2007:
Current	$823	$198	$(4)	$1,017
Deferred	(57)	91	—	34

Total	$766	$289	$(4)	$1,051

2006:
Current	$885	$280	$22	$1,187
Deferred	(218)	31	(13)	(200)

Total	$667	$311	$9	$987

2005:
Current	$481	$293	$2	$776
Deferred	(176)	(12)	(6)	(194)

Total	$305	$281	$(4)	$582

Principal reconciling items from income tax computed at the statutory federal rate follow:

	2007	2006	2005

Computed tax at statutory rate	$1,292	$1,269	$965
Effect of non-U.S. rates	(94)	(80)	(144)
AJCA repatriation tax	—	—	55
Research and experimentation tax credits	(69)	(78)	(62)
Favorable proposed audit adjustments communicated by tax authorities	—	—	(147)
U.S. tax benefits for manufacturing and foreign sales	(24)	(106)	(82)
Other	(54)	(18)	(3)

Total provision for income taxes	$1,051	$987	$582

34	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

The primary components of deferred income tax assets and liabilities at December 31 were as follows:

	December 31,
	2007	2006
Deferred income tax assets:
Accrued retirement costs (defined benefit and retiree health care)	$173	$194
Inventories and related reserves	369	392
Stock-based compensation	245	156
Accrued expenses	363	295
Deferred loss and tax credits	159	387
Investments	35	48
Other	86	121

	1,430	1,593
Less valuation allowance	(5)	(14)

	1,425	1,579
Deferred income tax liabilities:
Property, plant and equipment	(122)	(145)
Intangibles	(25)	(29)
Non-U.S. earnings	(80)	(26)
Other	(83)	(60)

	(310)	(260)

Net deferred income tax asset	$1,115	$1,319

As of December 31, 2007 and 2006, the net deferred income tax assets of $1.12 billion and $1.32 billion were presented in the balance sheets, based on tax jurisdiction, as deferred income tax assets of $1.16 billion and $1.34 billion and deferred income tax liabilities of $49 million and $23 million. We make an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. While these assets are not assured of realization, our assessment is that a valuation allowance is not required for the remaining balance of the deferred tax assets. This assessment is based on our evaluation of relevant criteria including the existence of (a) deferred tax liabilities that can be used to absorb deferred tax assets, (b) taxable income in prior carryback years and (c) future taxable income.

We have aggregate U.S. and non-U.S. tax loss carryforwards of approximately $215 million of which $27 million expire through the year 2025.

During 2005, we repatriated approximately $1.29 billion of non-U.S. subsidiary earnings that qualified under the AJCA and recognized a related tax expense of $55 million.

Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from such companies are expected to result in additional tax liability. The remaining undistributed earnings (approximately $1.62 billion at December 31, 2007) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not feasible.

Cash payments made for income taxes (net of refunds) were $733 million, $1.83 billion and $591 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Uncertain Tax Positions: We operate in a number of tax jurisdictions and are subject to examination of our income tax returns by tax authorities in those jurisdictions who may challenge any item on these tax returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	35

Through December 31, 2006, in accordance with prior standards, we assessed the ultimate resolution of uncertain tax matters as they arose and established reserves for tax contingencies when we believed an unfavorable outcome was probable and the liability could be reasonably estimated.

As of December 31, 2006, we had tax reserves of $178 million and offsets of $76 million to certain of these tax reserves. These offsets were expected to be realized primarily through tax treaty procedures for relief from double taxation under applicable tax treaties with foreign tax jurisdictions or through the reduction of future tax liabilities. The net amount of the reserves and offsets was recorded primarily as a reduction of non-current deferred tax assets.

Effective January 1, 2007, we adopted the provisions of FIN 48. FIN 48 differs from the prior standards in that it requires companies to determine that it is “more likely than not” that a tax position will be sustained by the appropriate taxing authorities before any benefit can be recorded in the financial statements.

As a result of adopting FIN 48, we reduced the tax reserves by $20 million, from $178 million to $158 million as of January 1, 2007. In addition, because FIN 48 requires that liabilities for uncertain tax positions be recorded as a separate liability, we reclassified the $158 million liability for uncertain tax positions from deferred tax assets to deferred credits and other liabilities.

As a result of the $20 million reduction in the liability for uncertain tax positions, we recorded a $9 million decrease in the amount of accrued interest expense as of January 1, 2007. Our policy continues to be to recognize accrued interest related to uncertain tax positions and penalties as components of other income (expense) net.

The decrease in tax reserves and the decrease in accrued interest expense both resulted in an increase to the January 1, 2007, balance of retained earnings.

The following table summarizes the changes in the total amounts of uncertain tax positions for 2007:

2007
Balance, January 1 upon adoption of FIN 48	$158
Additions based on tax positions related to the current year	21
Additions for tax positions of prior years	39
Reductions for tax positions of prior years	(44)
Settlements with taxing authorities	(37)

Balance, December 31	$137

Interest income recognized in the year ended December 31	$22

Accrued interest as of December 31	$1

Of the $137 million liability for uncertain tax positions as of December 31, 2007, $109 million represents tax positions that, if recognized, would impact the effective tax rate. If these tax positions were recognized, $67 million of deferred tax assets primarily related to the procedures for relief from double taxation (as described above) would also be recognized.

As of December 31, 2007, the statute of limitations remains open for U.S. federal tax returns for 1999 and following years. Our returns for the years 2000 through 2002 are the subject of tax treaty procedures for relief from double taxation, our returns for the years 2003 through 2004 are the subject of an appeals proceeding and our return years 2005 through 2006 are currently under audit. It is reasonably possible that both the appeals proceeding and the audit will be completed within the next twelve months.

In foreign jurisdictions, the years open to audit represent the years still subject to the statute of limitations. Years still open to audit by foreign tax authorities in major jurisdictions include Germany (2003 onward), France (2005 onward), Japan (2000 onward) and Taiwan (2002 onward).

36	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

Although we are unable to estimate the range of any reasonably possible increase or decrease in uncertain tax positions that may occur within the next twelve months from the eventual outcome of the years currently under audit or appeal, we do not anticipate such outcome will result in a material change to our financial position or results of operations.

13. Commitments and Contingencies

Venture Capital Commitments: We have committed to provide additional capital to certain venture capital funds in which we have invested. As those venture capital funds enter into investments, their general partners may call for that committed additional capital. As of December 31, 2007, we have committed to provide up to $24 million if committed additional capital is called.

Operating Leases: We conduct certain operations in leased facilities and also lease a portion of our data processing and other equipment. In addition, certain long-term supply agreements to purchase industrial gases are also accounted for as operating leases. Lease agreements frequently include purchase and renewal provisions and require us to pay taxes, insurance and maintenance costs. Rental and lease expense incurred was $123 million in 2007, $125 million in 2006 and $126 million in 2005.

Capitalized Software Licenses: We have licenses for certain electronic design automation software that are accounted for in accordance with Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” The related liabilities are apportioned between current liabilities (accounts payable) and long-term liabilities (other liabilities) on our balance sheets.

Purchase Commitments: We have certain purchase commitments that are for normal usage, some of which contain provisions for minimum payments.

Summary: At December 31, 2007, we were committed to make the following minimum payments under operating leases, capitalized software licenses and purchase commitments:

	Operating Leases	Capitalized Software Licenses	Purchase Commitments

2008	$ 93	$ 67	$ 138
2009	72	57	75
2010	55	13	22
2011	48	5	18
2012	37	—	18
Thereafter	149	—	100

Indemnification Guarantees: We routinely sell products with a limited intellectual property indemnification included in the terms of sale. Historically, we have had only minimal and infrequent losses associated with these indemnities. Consequently, any future liabilities resulting from the intellectual property indemnities cannot reasonably be estimated or accrued.

Warranty Costs/Product Liabilities: We accrue for known product-related claims if a loss is probable and can be reasonably estimated. During the periods presented, there have been no material accruals or payments regarding product warranty or product liability, and historically we have experienced a low rate of payments on product claims. Consistent with general industry practice, we enter into formal contracts with certain customers in which the parties define warranty remedies. Typically, under these agreements, our warranty for semiconductor products covers three years; an obligation to repair, replace or refund; and a maximum payment obligation tied to the price paid for our products. In some cases, product claims may be disproportionate to the price of our products.

General: We are subject to various legal and administrative proceedings. Although it is not possible to predict the outcome of these matters, we believe that the results of these proceedings will not have a material adverse effect upon our financial condition, results of operations or liquidity.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	37

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

14.	Supplemental Financial Information

Other Income (Expense) Net

	2007	2006	2005

Interest income	$157	$196	$165
Interest expense on loans	(1)	(7)	(9)
Settlement of Italian grants (a)	—	28	11
Sales tax refunds (b)	—	20	—
Other (c)	39	21	29

Total	$195	$258	$196

(a)	Consists of benefits recognized due to the resolution of matters relating to grants from the government of Italy to our former memory business operations in Italy.

(b)	Consists of refunds of overpayments attributable to previously divested businesses and interest on refunds relating to settlements of audits of sales and use taxes paid to the State of Texas.

(c)	Includes lease income of approximately $20 million per year, primarily from the purchaser of our former defense electronics business divested in 1997. As of December 31, 2007, the aggregate amount of non-cancellable future lease payments to be received from these leases is $81 million. These leases contain renewal options. Other also includes miscellaneous non-operational items such as interest income and expense related to non-investment items such as taxes, gains and losses for our proportionate share of the net income or loss of our limited partnerships accounted for under the equity method, gains and losses related to previously divested businesses, and gains and losses from currency exchange rate changes.

Inventories

	December 31,
	2007	2006

Raw materials and purchased parts	$105	$105
Work in process	876	930
Finished goods	437	402

Total	$1,418	$1,437

Property, Plant and Equipment at Cost

		December 31,
	Depreciable Lives	2007	2006
Land	—	$82	$82
Buildings and improvements	5-40 years	2,895	2,890
Machinery and equipment	3-10 years	4,591	4,779

Total		$7,568	$7,751

38	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

Authorizations for property, plant and equipment expenditures in future years were $416 million at December 31, 2007.

Accrued Expenses and Other Liabilities

	December 31,
	2007	2006
Accrued salaries, wages and vacation pay	$406	$368
Customer incentive programs and allowances	206	188
Property and other non-income taxes	113	126
Other	392	347

Total	$1,117	$1,029

Accumulated Other Comprehensive Loss

	December 31,
	2007	2006

Unrealized losses on available-for-sale investments	$(5)	$(12)
Postretirement benefit plans:
Prior service cost	5	6
Net actuarial loss	(324)	(357)

Total	$(324)	$(363)

15.	Restructuring Activities

On January 22, 2007, we announced plans to change how we develop advanced digital manufacturing process technology. Instead of separately creating our own core process technology, we work collaboratively with our foundry partners to specify and drive the next generations of digital process technology. Additionally, we have stopped production at an older digital factory and are moving most of its manufacturing equipment into several of our analog factories to support greater analog output.

These actions are substantially complete and are expected to reduce R&D costs by about $150 million and cost of revenue by about $50 million annually. As a result of these changes, about 300 jobs were eliminated by year-end 2007.

Profit from operations for 2007 includes a charge of $52 million related to these actions, due to severance and benefit costs of $31 million and acceleration of depreciation on the facilities’ assets over the remaining service lives of $21 million.

Of the total restructuring charges for the period, $37 million is included in cost of revenue, $14 million is included in R&D expense and $1 million is included in SG&A. All amounts are reflected in Corporate.

As of December 31, 2007, $10 million has been paid to terminated employees for severance and benefits.

16.	Segment and Geographic Area Data

We have two reportable operating segments: Semiconductor and Education Technology.

Our Semiconductor segment designs, manufactures and sells semiconductors, commonly called “chips.” Over the past decade, we have focused most of the resources of our Semiconductor segment on two areas – analog semiconductors and digital signal processors (DSPs). In 2007, about 80 percent of the segment’s revenue came from the combination of these two broad types of

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	39

semiconductors. In general, analog semiconductors and DSPs convert and process signals very quickly. Products in our semiconductor portfolio are central to almost all electronic equipment including cell phones, computer equipment, communications infrastructure equipment, motor controls, automotive equipment and digital imaging systems such as front projectors and high-definition digital televisions. Semiconductor products are sold to original-equipment manufacturers (OEMs), original-design manufacturers (ODMs), contract manufacturers and distributors. An OEM designs and sells products under its own brand that it manufactures in-house or has contracted to other manufacturers. An ODM designs and manufactures products for other companies to sell under their respective brands. Distributors sell TI products directly to a wide range of customers. The semiconductor market is intensely competitive and is subject to rapid technological change, pricing pressures, and the requirement of high rates of investment for R&D and for the manufacturing factories and equipment needed to produce semiconductors. This segment represented 96 percent of our 2007 revenue.

Our Education Technology segment is the world’s leading supplier of handheld graphing calculators. This segment also provides customers with business and scientific calculators and a wide range of advanced classroom tools that help students and teachers explore math and science interactively. Education Technology relies on third-party manufacturers to build its products. The principal competitive factors are an understanding of the education market, technology expertise and price. Education Technology sells products primarily through retailers and instructional dealers. This segment represented 4 percent of our 2007 revenue.

Operating profits of these businesses exclude the effects of stock-based compensation, special charges and gains, and acquisition-related amortization, which are included in Corporate. The results for Semiconductor include the effects of all royalty revenue from semiconductor-related license agreements. Business assets are the owned or allocated assets used by each business.

Also included in Corporate are general corporate expenses and elimination of intersegment transactions (which are generally intended to approximate market prices). Assets of Corporate include unallocated cash; short-term investments; non-current investments; property, plant and equipment; and deferred income taxes.

Segment Information

	Semiconductor	Education Technology	Corporate	Total
Net revenue
2007	$13,309	$526	$—	$13,835
2006	13,730	525	—	14,255
2005	11,829	506	—	12,335
Profit (loss) from operations
2007	3,883	208	(594)	3,497
2006	3,831	200	(664)	3,367
2005	2,808	188	(437)	2,559
Assets of continuing operations
2007	6,757	108	5,802	12,667
2006	7,115	103	6,708	13,926
2005	6,518	90	7,960	14,568
Property, plant and equipment additions
2007	646	1	39	686
2006	1,221	—	51	1,272
2005	1,250	1	37	1,288
Depreciation
2007	961	1	60	1,022
2006	1,011	1	40	1,052
2005	1,294	1	51	1,346

40	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

There was no significant intersegment revenue.

The following geographic area data includes net revenue, based on product shipment destination and royalty payor location, and property, plant and equipment based on physical location:

Geographic Area Information

	U.S.	Asia	Europe	Japan	Rest of World	Total
Net revenue
2007	$1,758	$8,013	$2,258	$1,423	$383	$13,835
2006	1,868	7,568	2,286	2,008	525	14,255
2005	1,679	6,277	2,060	1,821	498	12,335
Property, plant and equipment, net
2007	$2,188	$965	$190	$252	$14	$3,609
2006	2,517	944	205	271	13	3,950
2005	2,544	705	208	259	14	3,730

Major Customer

Direct sales to the Nokia group of companies were 16 percent of our revenue in 2007 and 11 percent of our revenue in 2006 and 2005; if indirect sales such as to contract manufacturers are included, Nokia accounted for 19 percent, 15 percent and 16 percent of our 2007, 2006 and 2005 revenue.

17.	Subsequent Event

As discussed in Note 3, our short-term investments include auction-rate securities, the interest rates of which are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. The same auction process is designed to provide a means by which these securities can be sold, and historically has provided a liquid market for them.

As of December 31, 2007, we had $1.04 billion invested in auction-rate securities. As of mid-February 2008, we had sold down our holdings of these auction-rate securities to less than $575 million through the normal auction process.

In mid-February 2008, liquidity issues in the global credit markets resulted in the failure of auctions representing substantially all of the auction-rate securities we hold, as the amount of securities submitted for sale in those auctions exceeded the amount of bids.

Substantially all of our auction-rate investments are backed by pools of student loans guaranteed by the U.S. Department of Education and we continue to believe that the credit quality of these securities is high based on this guarantee. To date we have collected all interest payable on all of our auction-rate securities when due and expect to continue to do so in the future. For each unsuccessful auction, the interest rate moves to a maximum rate defined for each security, generally reset periodically at a level higher than defined short-term interest benchmarks. The principal associated with failed auctions will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers establish a different form of financing to replace these securities, or final payments come due according to contractual maturities ranging from 15 to 40 years. We understand that issuers and financial markets are working on alternatives that may improve liquidity, although it is not yet clear when or if such efforts will be successful. We expect that we will receive the principal associated with these auction-rate securities through one of the means described above.

While the recent auction failures will limit our ability to liquidate these investments for some period of time, we do not believe the auction failures will materially impact our ability to fund our working capital needs, capital expenditures, dividend payments or other business requirements.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Instruments Incorporated and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation, depreciation, postretirement benefits, and income tax uncertainties effective July 1, 2005; January 1, 2006; December 31, 2006 and January 1, 2007, respectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Dallas, Texas

February 22, 2008

42	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

REPORT BY MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of TI is responsible for establishing and maintaining adequate internal control over financial reporting. TI’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future time periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

TI management assessed the effectiveness of internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control – Integrated Framework. Based on our assessment we believe that, as of December 31, 2007, our internal control over financial reporting is effective based on the COSO criteria.

TI’s independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which immediately follows this report.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors

Texas Instruments Incorporated

We have audited Texas Instruments Incorporated’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Texas Instruments Incorporated’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report By Management On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Texas Instruments Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Instruments Incorporated and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Dallas, Texas

February 22, 2008

44	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

SUMMARY OF SELECTED FINANCIAL DATA

(Millions of dollars, except share and per-share amounts)

	Years Ended December 31,
	2007	2006(a)	2005(b)	2004	2003
Net revenue	$13,835	$14,255	$12,335	$11,552	$8,911
Operating costs and expenses	10,338	10,888	9,776	9,592	8,146

Profit from operations	3,497	3,367	2,559	1,960	765
Other income (expense) net	195	258	196	212	285

Income from continuing operations before income taxes	3,692	3,625	2,755	2,172	1,050
Provision (benefit) for income taxes	1,051	987	582	481	(15)

Income from continuing operations	2,641	2,638	2,173	1,691	1,065

Income from discontinued operations, net of income taxes	16	1,703	151	170	133

Net income	$2,657	$4,341	$2,324	$1,861	$1,198

Basic income from continuing operations per common share	$1.86	$1.73	$1.33	$0.98	$0.62

Diluted income from continuing operations per common share	$1.83	$1.69	$1.30	$0.96	$0.60

Dividends declared per common share	$0.300	$0.130	$0.105	$0.089	$0.085

Average common and dilutive potential common shares outstanding during year, in thousands	1,446,350	1,559,772	1,670,916	1,768,073	1,766,400

(a)    Includes a change in depreciation method beginning January 1, 2006 (see description of Change in Depreciation Method in Note 1 of the consolidated financial statements).

(b)    Includes the impact of adopting Statement of Financial Accounting Standard No. 123(R), “Share-Based Payments” effective July 1, 2005 (see Note 9 to the consolidated financial statements).

	December 31,
	2007	2006	2005	2004	2003
Working capital	$4,893	$5,776	$7,035	$8,373	$5,626
Property, plant and equipment, net	3,609	3,950	3,730	3,794	3,998
Total assets	12,667	13,930	15,063	16,299	15,510
Long-term debt	—	—	329	368	395
Stockholders’ equity	9,975	11,360	11,937	13,063	11,864

Employees	30,175	30,986	30,068	30,446	29,083
Stockholders of record	26,037	27,976	29,848	27,496	28,058

	Years Ended December 31,
	2007	2006	2005	2004	2003
Net cash provided by operating activities	$4,406	$2,454	$3,608	$2,973	$1,986
Capital expenditures	686	1,272	1,288	1,260	775
Dividends paid	425	199	173	154	147
Stock repurchases	4,886	5,302	4,151	753	284

See Notes to Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	45

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with the Financial Statements and the related Notes that appear elsewhere in this document. All dollar amounts in the tables in this discussion are stated in millions of U.S. dollars, except per-share amounts. All amounts in this discussion reference continuing operations unless otherwise noted.

Overview

At Texas Instruments, we design, make and sell high-technology components; more than 50,000 customers all over the world buy our products. We have two business segments: Semiconductor and Education Technology. Semiconductor is by far the larger of these segments, accounting for 96 percent of our revenue in 2007. This segment sells integrated circuits, or semiconductors, to electronics designers and manufacturers, many of whom innovate rapidly and bring new products to market multiple times a year. Our Education Technology segment accounts for the remaining 4 percent of our revenue and sells calculators and related technologies to consumers and educators.

The details relevant to each segment are discussed below.

Semiconductor

Our Semiconductor segment invents and produces a variety of semiconductors, commonly called “chips.” These semiconductors are used to accomplish many different things, such as processing data, canceling noise, converting signals, improving resolution and distributing power. We are among the world’s largest semiconductor companies as measured by revenue, having been ranked in the top five for the past decade. Our Semiconductor segment can be affected by cyclical upturns and downturns characteristic of our markets, which sometimes cause wide swings in growth rates from year to year.

Products

Over the past decade, we have focused most of the resources of our Semiconductor segment on two areas – analog semiconductors and digital signal processors (DSPs). In 2007, about 80 percent of the segment’s revenue came from sales of these two broad types of semiconductors. In general, analog semiconductors and DSPs convert and process signals very quickly, enabling people to talk on a cell phone, hold a real-time videoconference over the Internet, or overcome deafness with a digital hearing aid, for example. Our portfolio includes products that are central to almost all electronic equipment.

Analog semiconductors are responsible for changing real-world signals – such as sound, temperature, pressure or images – by conditioning them, amplifying them and often converting them to a stream of digital data so the signals can be processed by DSPs. Analog semiconductors also manage power distribution and consumption. Analog semiconductors can have long life cycles that reach into decades. We introduce hundreds of new types of analog semiconductors every year.

Our analog semiconductors can be put into two primary categories: custom products and standard products. Custom products are designed for specific applications for specific customers. Standard products are used by multiple customers, though some are used only in specific applications and some are used in many different applications. Almost all of our custom and standard products are proprietary in nature, which makes them difficult to copy or imitate. Both also typically deliver good gross margins, with margin on standard products being somewhat higher. While our analog portfolio is primarily comprised of custom and standard products, we also manufacture and sell another category of analog semiconductors known as commodity products. These are sold in high volume to a broad range of customers for use in many different applications. Commodity products, unlike custom and standard products, are easily imitated, which means differentiation is generally achieved by price and availability.

The size of the total market for analog semiconductors was about $36 billion in 2007, and we supplied an estimated 13 percent of this market. Our share of this market has increased over the past five years as we have expanded our portfolio with higher performance products and grown the size and reach of our sales force. We believe that with continued improvements and focus, we can keep increasing our share of the market for analog semiconductors.

DSPs are semiconductors that perform mathematical computations almost instantaneously with a high level of precision. They use complex algorithms to process and improve a stream of digital data. DSPs are ideal for applications that require precise, real-time processing, such as cell phone conversations or receiving digital radio transmissions. The processing speed and power efficiency of a

46	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

DSP are important characteristics that often indicate the advanced technical nature of the device. Our portfolio includes DSPs that are among the world’s fastest and most power-efficient.

Our portfolio of DSPs includes three categories of products: custom products, application-specific products and standard products. Custom products are designed for specific, individual customers with very high volumes in established markets. Application-specific products are designed for use by multiple customers in established and emerging markets. Standard products are sold into a broad range of applications and often seed the next generations of innovation in signal-processing equipment.

We are the world’s largest supplier of DSPs with an estimated 65 percent share of the market in 2007. Most of this revenue comes from custom DSPs.

A digital television broadcast provides an example of how analog semiconductors and DSPs work together in enabling modern electronic equipment. As a camera focuses on an event, its sensors and microphones send real-world signals to analog semiconductors, which condition and amplify the signals and convert the signals into digital data. A DSP then compresses and enhances the data for transmission as a television broadcast. Next, a television receives the broadcasted signal and its chips reverse the process, outputting the resulting sound and picture. Our portfolio of semiconductor products includes analog and DSP chips that are able to accomplish all of the processing steps described in real time.

Inventory

We strive to carry levels of inventory that let us meet our customers’ needs as well as fill orders when demand is unexpectedly strong. Having products when and where the customer needs them is an important element in gaining market share.

Our inventory practices vary by type of product. For standard products, where the risk of obsolescence is low, we generally carry higher levels of inventory. These products usually have many customers and long life cycles and are often ordered in small quantities. Standard product inventory is sometimes held in unfinished form, giving us greater flexibility to meet final package and test configurations. Examples of these products are high-performance analog, standard DSP and standard microcontrollers. (A microcontroller is a microprocessor designed to control a very specific task for electronic equipment.) For custom high-volume products, where the risk of obsolescence is higher, we carry lower levels of inventory when possible. These products usually have a single customer, are sold in high volumes and have comparatively shorter life cycles. Life cycles of these products are often determined by end-equipment upgrade cycles and can be as short as 12 to 24 months. Examples of these products are digital baseband processors for cell phones and custom application-specific analog and digital products. In addition, our inventory levels have generally increased over time due to the impact of consignment programs at our largest customers, our distributors’ desire to carry less inventory and our increased mix of standard products such as high-performance analog.

Manufacturing

We own and operate semiconductor manufacturing sites in North America, Asia and Europe. Our facilities require substantial investment to construct and are largely fixed-cost assets once in operation. Because we own much of our manufacturing capacity, a significant portion of our operating costs is fixed. In general, these costs do not decline with reductions in customer demand or utilization of capacity, potentially hurting our profit margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, potentially benefiting our profit margins.

There is an inherent difference in the cost to manufacture analog semiconductors and DSPs. DSPs generally are on the leading edge of technology, and consequently, they require the most advanced and expensive manufacturing processes and equipment. Additionally, digital chips tend to evolve quickly to more advanced technology levels, requiring new production processes and new equipment every few years. As a result, maintaining an industry leadership position in digital manufacturing requires significant capital spending, along with investment in research and development, in order to develop new production processes and manufacturing capabilities. To reduce the dollars we must spend to produce digital chips, we manufacture some of our products at foundries that are owned and operated by outside parties. Foundries manufactured about 50 percent of our advanced digital chips in 2007.

In contrast to our DSPs, our analog semiconductors typically require a lower level of investment in manufacturing processes and equipment. While analog chips benefit from unique, proprietary manufacturing processes, these processes can be applied using older,

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	47

less expensive equipment. In addition, these processes and equipment remain usable for much longer than digital manufacturing processes and equipment. Consequently, the level of capital and manufacturing research and development spending needed to support analog manufacturing is considerably less than is needed for an equivalent level of digital manufacturing. We manufacture a significant majority of our analog chips in our own factories.

In addition to using foundries to produce advanced digital chips, we determined in 2007 to work with foundries to develop the wafer fabrication manufacturing process technologies used in the production of digital chips. Such technologies historically were developed by us and a handful of other large semiconductor companies. But as foundries have become more sophisticated, they now can, and do, develop the same technologies, on the same schedule, with the same capabilities and quality. As a result, it is now more efficient and cost-effective for us to work collaboratively with foundries to develop new digital manufacturing process technologies and avoid duplication of research and investment. We substantially completed this shift in 2007 (see Note 15 to the Financial Statements for additional information about the impact of this shift). As we have decreased our spending on digital manufacturing research and development, we have increased spending on our analog manufacturing, where we remain able to differentiate our products through process technologies.

Education Technology

Our Education Technology segment is the world’s leading supplier of handheld graphing calculators. It also designs business and scientific calculators, as well as a wide range of advanced classroom tools that help students and teachers explore math and science interactively. Our products are marketed to consumers through retailers and to schools through instructional dealers. The Education Technology segment has an annual pattern of revenue that is tied to the back-to-school season. As a result, revenue is at its highest in the second and third quarters. This segment represented 4 percent of our revenue in 2007. Prices of Education Technology products tend to be stable.

Tax Implications

We operate in a number of tax jurisdictions and are subject to several types of taxes including those based on income, capital, property and payroll, and sales and other transactional taxes. The timing of the final determination of our tax liabilities varies among the various jurisdictions and their taxing authorities. As a result, during any particular reporting period, we might reflect (in either income before income taxes, the provision for income taxes, or both) one or more tax refunds or assessments, or changes to tax liabilities, involving one or more taxing authorities (see Note 12 to the Financial Statements for a discussion of the effects of adopting Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”).

Discontinued Operations

In January 2006, we entered into a definitive agreement to sell substantially all of the former Sensors & Controls segment to an affiliate of Bain Capital, LLC for $3 billion in cash (see Note 2 to the Financial Statements for additional information). The sale was completed on April 27, 2006.

Results of Operations

2007 Compared with 2006

Our financial results for 2007 reflect our strong positions in analog and digital signal processing semiconductors.

Although revenue declined year over year, growth resumed in the fourth quarter of 2007 with a revenue increase of 3 percent from the same quarter a year ago. This growth was led by increased revenue from DSPs and high-performance analog products, which were up 12 percent each due to increased shipments resulting from higher demand. Our gross profit increased 10 percent and operating profit increased 30 percent from the same quarter a year ago, reflecting the quality of our product portfolio, the efficiency of our manufacturing strategies and our effective expense management.

For the year, cash flow from operations was a record $4.41 billion, and return on invested capital was more than 25 percent.

48	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

In 2007, we delivered more value to shareholders and built momentum with customers. Perhaps most important to our future performance, we sharpened our focus on analog with increases in dedicated research and development, sales support and manufacturing capacity. Evidence of our potential in this area was notable in high-performance analog where we made substantial market share gains again this year.

Statement of Operations – Selected Items

	For the years ended December 31,
	2007	2006	2005

Revenue by segment:
Semiconductor	$13,309	$13,730	$11,829
Education Technology	526	525	506

Net revenue	13,835	14,255	12,335
Cost of revenue	6,502	6,996	6,319

Gross profit	7,333	7,259	6,016
Gross profit % of revenue	53.0%	50.9%	48.8%
Research and development (R&D)	2,155	2,195	1,986
R&D % of revenue	15.6%	15.4%	16.1%
Selling, general and administrative (SG&A)	1,681	1,697	1,471
SG&A % of revenue	12.1%	11.9%	11.9%

Profit from operations	3,497	3,367	2,559
Operating profit % of revenue	25.3%	23.6%	20.7%
Other income (expense) net	195	258	196

Income from continuing operations before income taxes	3,692	3,625	2,755
Provision for income taxes	1,051	987	582

Income from continuing operations	$2,641	$2,638	$2,173

Diluted income from continuing operations per common share	$1.83	$1.69	$1.30

Details of 2007 Financial Results

Revenue was $13.83 billion, down $420 million, or 3 percent, from 2006. This decrease was primarily due to decreased shipments resulting from lower demand for reduced instruction set computing (RISC) microprocessors (designed to provide very fast computing, typically for a specialized application such as servers) and DLP® products. In addition, although our revenue benefited from increased shipments resulting from higher demand for products used in cell phone applications, this benefit was insufficient to offset normal price declines for those products. The collective declines in these areas more than offset strong growth from high-performance analog products.

Gross profit was $7.33 billion, or 53.0 percent of revenue. This was an increase of $74 million from 2006 due to the combination of a greater percentage of revenue coming from more-profitable analog and DSP products, and continued manufacturing cost reductions.

Operating expenses were $2.15 billion for research and development (R&D) and $1.68 billion for selling, general and administrative (SG&A). R&D decreased $40 million from 2006 because we benefited from more efficient development of advanced digital manufacturing process technologies through our collaborative work with foundries. R&D was 15.6 percent of revenue in 2007, compared with 15.4 percent in 2006. SG&A for 2007 decreased $16 million from 2006. SG&A was 12.1 percent of revenue in 2007, compared with 11.9 percent a year ago.

Operating profit was $3.50 billion, or 25.3 percent of revenue. This was an increase of $130 million, or 4 percent, from 2006 primarily due to strong gross profit, and to a lesser extent, lower operating expenses.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	49

Other income (expense) net (OI&E) was $195 million, a decrease of $63 million primarily due to lower interest income. OI&E in 2006 included benefits from a refund of state sales tax and final settlement of matters related to grants from the Italian government regarding our former memory operations.

The tax provision for continuing operations was $1.05 billion, compared with $987 million for the prior year. The increase was due to the expiration of the tax benefit for export sales and, to a lesser extent, an increase in income before income taxes. These increases were partially offset by a benefit from changes in net discrete tax items. The tax provision for continuing operations for 2007 contained net discrete tax benefit items of $28 million. The tax provision for 2006 contained net discrete tax expense items of $14 million (see Note 12 to the Financial Statements for a reconciliation of tax rates to the statutory federal tax rate).

Our annual effective tax rate for 2008 is estimated to be about 31 percent, an increase from 29 percent in 2007. The forecasted tax rate is based on the current tax law in effect and does not assume reinstatement of the federal R&D tax credit, which expired on December 31, 2007.

Income from continuing operations was $2.64 billion, about the same as 2006. Earnings per share from continuing operations were $1.83, up 8 percent from 2006. The increase in earnings per share is due to fewer shares outstanding as a result of our stock repurchases. Average diluted shares outstanding decreased by 114 million shares from 2006, increasing earnings per share by $0.13. Our product portfolio now requires less capital spending than in past years, and it is comprised of higher-margin products. As a result, we have generated greater levels of cash that we have returned to shareholders through stock repurchases and increased dividends.

Income from discontinued operations was $16 million, compared with $1.70 billion in 2006, which included a $1.67 billion gain from the sale of our former Sensors & Controls business. Earnings per share from discontinued operations were $0.01, compared with $1.09.

Net income was $2.66 billion, or $1.84 per share, compared with $4.34 billion or $2.78 per share, in 2006.

Orders were $13.69 billion, down $327 million from 2006, due to lower demand for semiconductor products.

Semiconductor Segment

Statement of Operations – Semiconductor

	For the years ended December 31,
	2007	2006
Net revenue	$13,309	$13,730
Cost of revenue	6,232	6,681

Gross profit	7,077	7,049
Gross profit % of revenue	53.2%	51.3%
Profit from operations	3,883	3,831
Operating profit % of revenue	29.2%	27.9%

Semiconductor revenue was $13.31 billion, a decrease of $421 million, or 3 percent, from 2006. This decrease was primarily due to fewer shipments resulting from lower demand for RISC microprocessors and DLP products. In addition, although our revenue benefited from increased shipments resulting from higher demand for products used in cell phone applications, this benefit was insufficient to offset normal price declines for those products. The collective declines in these areas more than offset strong growth from high-performance analog products.

50	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

For analog products:

Annual revenue was $5.29 billion. This was an increase of 1 percent from 2006 primarily due to increased shipments resulting from strong demand for high-performance analog products that more than offset lower revenue due to decreased shipments resulting from lower demand for custom analog products sold into cell phone applications. Revenue from high-performance analog products grew 9 percent from 2006 and was about 45 percent of total analog revenue in 2007. High-performance analog growth was due to increased shipments resulting from higher demand for a broad range of products. The most significant area of strength was power management products. For the remainder of analog, the most significant area of strength was application-specific products sold into the hard-disk drive market.

For digital signal processing products:

Annual revenue was $5.07 billion, a decrease of 2 percent from 2006 primarily due to the divestiture of our DSL customer premises equipment product line in the third quarter of 2007, and to a lesser extent, declines in shipments resulting from lower demand across a broad range of markets.

For remaining product lines, revenue was $2.95 billion, down 12 percent from the prior year primarily due to lower demand for RISC microprocessors and, to a lesser extent, for DLP products. Revenue from microcontrollers increased due to higher shipments resulting from increased demand. In DLP products, revenue decreased 17 percent from 2006 primarily due to lower shipments resulting from lower demand for products used in high-definition TVs, and to a lesser extent, products for front projectors. Shipments of products for cinema projectors increased due to higher demand. Revenue changes from standard logic products and royalties were immaterial.

Semiconductor gross profit was $7.08 billion, or 53.2 percent of revenue. This was an increase of $30 million from the prior year primarily due to a greater percentage of revenue coming from more-profitable analog and digital signal processing products, and lower manufacturing costs.

Semiconductor operating profit was $3.88 billion, or 29.2 percent of revenue. This was an increase of $52 million from 2006 due about equally to higher gross profit and lower R&D expenses.

Semiconductor orders were $13.16 billion. This was a decrease of $329 million from the prior year due to lower demand across a broad range of semiconductor products.

End-equipment perspective:

On an end-equipment basis, revenue in 2007 from DSP and analog products sold into cell phone applications declined 3 percent from 2006 to $4.91 billion in 2007, due to normal price declines.

As announced in December 2006, LM Ericsson Telephone Company added another supplier of 3G basebands for handset applications. Ericsson’s addition of a second supplier began to affect our results in the fourth quarter of 2007. In July 2007, we announced a new engagement with Ericsson to provide both baseband and applications processor products. We believe this new engagement will begin to offset the revenue loss from Ericsson over time.

In total, we estimate that our 2007 Semiconductor product revenue came from the following broad markets: communications (including wireless and broadband communications) was about 50 percent; computing (including peripherals and computers) was about 25 percent; consumer electronics was about 10 percent; industrial was about 10 percent; and automotive was about 5 percent.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	51

Education Technology Segment

Statement of Operations – Education Technology

	For the years ended December 31,
	2007	2006

Net revenue	$526	$525
Cost of revenue	186	204

Gross profit	340	321
Gross profit % of revenue	64.6%	61.1%
Profit from operations	208	200
Operating profit % of revenue	39.4%	38.0%

Revenue was $526 million, about even with 2006.

Gross profit was $340 million, or 64.6 percent of revenue. This was an increase of $19 million from 2006 due to lower product costs.

Operating profit was $208 million, or 39.4 percent of revenue. This was an increase of $8 million from the prior year due to greater gross profit, partially offset by higher SG&A expense.

Prior Results of Operations

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

Details of 2006 Financial Results

For the year, our revenue grew 16 percent to $14.25 billion. Growth was driven primarily by strong demand for our analog products, especially high-performance analog, and DSP products.

Earnings per share (EPS) from continuing operations of $1.69 increased 30 percent from the prior year. EPS in 2006 included a full year of stock-option expense of $0.14 resulting in $0.07 of additional expense, compared with the prior year when stock-option expense was included for only six months.

Gross profit was $7.26 billion, or 50.9 percent of revenue. This was an increase of $1.24 billion, or 21 percent, from the prior year due primarily to higher revenue and, to a lesser extent, lower depreciation in the Semiconductor segment. Stock-based compensation expense in cost of revenue increased $32 million from the prior year.

R&D expense of $2.20 billion, or 15.4 percent of revenue, increased $209 million from the prior year due to higher investment in new semiconductor technology, particularly for wireless applications, and $48 million of additional stock-based compensation expense.

SG&A expense of $1.70 billion, or 11.9 percent of revenue, increased $226 million from the prior year primarily due to the combination of higher marketing expense in the Semiconductor segment, particularly for DLP product advertising, and $77 million of higher stock-based compensation expense.

52	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

Operating profit for the year was $3.37 billion, or 23.6 percent of revenue. This was an increase of $808 million, or 32 percent, due to higher gross profit in the Semiconductor segment.

OI&E of $258 million increased $62 million from 2005 primarily due to higher interest income. Interest income was $196 million in 2006, an increase of $31 million from the prior year, due to higher average interest rates earned on investments. Also contributing to higher OI&E were $20 million of benefits in 2006 from a refund of state sales tax and $17 million of higher income in 2006 than in 2005 from final settlement of matters related to grants from the Italian government regarding our former memory operations.

The tax provision for continuing operations for 2006 was $987 million, compared with $582 million for 2005. The increase in the tax provision from the year-ago period was due to the combination of, in decreasing order, higher income from continuing operations before income taxes, a change in net discrete tax items and the effect of non-U.S. tax rates.

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

Semiconductor revenue of $13.73 billion increased 16 percent from 2005 primarily due to increased product shipments resulting from higher demand for both analog, especially high-performance analog, and, to a lesser extent, DSP.

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

Remaining Semiconductor revenue increased 14 percent as increased shipments resulting from growth in demand for standard logic products, DLP products, RISC microprocessors and microcontrollers more than offset a decline in royalties.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	53

During 2006, we signed new patent license agreements to replace agreements that had previously expired. In total, royalties in 2006 decreased by $87 million from 2005 due to the expiration of older agreements.

On an end-equipment basis, revenue from wireless products was up 16 percent from 2005 as 3G handset revenue grew about 50 percent from 2005 and sales to the low-priced handset market increased.

In DLP products, revenue increased 15 percent from 2005 primarily due to higher demand resulting in increased shipments of products for front projectors and, to a lesser extent, products for cinema projectors and high-definition televisions.

In total, we estimate that our 2006 Semiconductor product revenue came from the following broad markets: communications (including wireless and broadband communications) was about 50 percent; computing (including peripherals and computers) was about 25 percent; consumer electronics was about 10 percent; industrial was less than 10 percent; and automotive was about 5 percent.

Gross profit was $7.05 billion, or 51.3 percent of revenue. This was an increase of $1.28 billion, or 22 percent, from 2005 primarily due to higher revenue and, to a lesser extent, lower depreciation.

Operating profit was $3.83 billion, or 27.9 percent of revenue. This was an increase of $1.02 billion from 2005 due to higher gross profit.

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

Gross profit of $321 million, or 61.1 percent of revenue, increased $21 million from 2005 due to higher revenue, and, to a lesser extent, product cost reductions.

Operating profit was $200 million, or 38.0 percent of revenue. This was an increase of $12 million from 2005 due to higher gross profit.

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

54	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

Financial Condition

At the end of 2007, total cash (cash and cash equivalents plus short-term investments) was $2.92 billion, down $793 million from the end of 2006.

Accounts receivable were $1.74 billion at the end of 2007. This was a decrease of $32 million compared with the end of 2006. Days sales outstanding were 44 at the end of 2007, compared with 46 at the end of 2006.

Inventory was $1.42 billion at the end of 2007, $19 million lower than a year ago. Days of inventory at the end of 2007 were 78, compared with 75 at the end of 2006.

For the year, depreciation was $1.02 billion, compared with $1.05 billion in 2006. Despite lower revenue in 2007, depreciation held at 7.4 percent of revenue. Capital expenditures declined from 9.0 to 5.0 percent of revenue because of the increasing focus of our capital expenditures on analog products and our strategy of outsourcing a portion of our advanced digital production.

Liquidity and Capital Resources

Our primary source of liquidity is our cash flow from operations. In addition, we have $1.33 billion of cash and cash equivalents and $1.60 billion of short-term investments as of December 31, 2007. Other sources of liquidity include a multi-year $1 billion revolving credit facility and a non-U.S. revolving credit facility of $175 million (see Note 6 to the Financial Statements for additional information). As of December 31, 2007, these facilities were not being utilized.

Cash flow from operations for 2007 was $4.41 billion, an increase of $1.95 billion from the prior year. In 2006, cash flows included income tax payments associated with the gain on the sale of the former Sensors & Controls business and investments we made to carry a higher level of inventory in order to improve our responsiveness to customers. Cash flows in 2007 included receipt of a $390 million payment associated with a tax refund from settlement of prior-year tax matters.

In 2007, investing activities provided $215 million in cash, compared with $3.09 billion in 2006. In 2006, we received cash proceeds from the sale of the former Sensors & Controls business of $3.00 billion.

For 2007, capital expenditures were $686 million, a decrease of $586 million from 2006 due to lower expenditures for both assembly and test equipment and advanced wafer fabrication equipment.

For 2007, net cash used in financing activities was $4.48 billion, compared with $5.57 billion in 2006. We used $4.89 billion of cash to repurchase 147 million shares of our common stock in 2007, compared with $5.30 billion used to repurchase 172 million shares of our common stock in 2006. Dividends paid in 2007 of $425 million, compared with $199 million in 2006, reflect the effect of increases in the quarterly dividend rate in the second and fourth quarters of 2007. The quarterly cash dividend rate was increased to $0.08 per share beginning with the dividend declared on April 18, 2007. The quarterly cash dividend rate was increased to $0.10 per share beginning with the dividend declared on October 18, 2007. The effect of the dividend rate increases on total dividends paid in 2007 was partially offset by the lower number of shares outstanding.

In April 2007, we retired $43 million of outstanding 8.75% notes upon maturity, compared with $586 million of debt retired in 2006.

Cash proceeds received from the exercise of employee stock options in 2007 were $761 million, compared with $418 million in 2006.

In 2007, the board of directors authorized the repurchase of an additional $5 billion of our common stock. Cumulatively, our board of directors has authorized $20 billion in stock repurchases since September 2004. At year end, $5.57 billion of these authorizations remain.

At the end of 2007, we had $1.04 billion of auction-rate securities; as of mid-February 2008, we had sold down our holdings of these auction-rate securities to less than $575 million through the normal auction process. Frequent auctions have historically provided a liquid market for auction-rate securities. However, in mid-February 2008, liquidity issues in the global credit markets caused auctions representing substantially all of the auction-rate securities we hold to fail because the amount of securities offered for sale exceeded the amount of bids. As a result, the liquidity of our remaining auction-rate securities has significantly diminished, at least so long as the present environment persists or until issuers refinance and replace these securities.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	55

We believe the credit quality of our auction-rate securities remains high because of government guarantees backing the pools of loans underlying substantially all of those securities. We continue to collect interest when due and expect to continue to do so in the future. Additionally, we expect we will receive the principal through either future successful auctions, a sale of these securities outside the auction process, the issuers’ establishing a different form of financing to replace these securities or the maturing of the securities.

While the recent auction failures will limit our ability to liquidate these investments for some period of time, we do not believe the auction failures will materially impact our ability to fund our working capital needs, capital expenditures, dividend payments or other business requirements (see Note 17 to the Financial Statements for additional information). However, if the illiquidity in this market persists for an extended period of time or extends to other credit markets, we could experience a material impairment of the value of these securities.

Long-term Contractual Obligations

	Payments Due by Period
Contractual Obligations	2008	2009/2010	2011/2012	Thereafter	Total

Operating lease obligations (a)	$93	$127	$85	$149	$454
Software license obligations (b)	67	70	5	—	142
Purchase obligations (c)	138	97	36	100	371
Retirement plans funding (d)	118	—	—	—	118
Deferred compensation plan (e)	24	40	32	103	199
Venture capital commitments (f)	24	—	—	—	24

Total (g)	$464	$334	$158	$352	$1,308

(a)	Includes minimum payments for leased facilities and equipment, as well as purchases of industrial gases under contracts accounted for as an operating lease.

(b)	Includes payments under license agreements for electronic design automation software (see Note 13 to the Financial Statements for additional information).

(c)	Includes contractual arrangements with suppliers where there is a fixed non-cancellable payment schedule or minimum payments due with a reduced delivery schedule. Excluded from the table are cancellable arrangements. However, depending on when certain purchase arrangements may be cancelled, an additional $27 million of cancellation penalties may be required to be paid, which are not reflected in the table.

(d)	Includes the contribution expected to be made during 2008. Funding projections beyond the current year are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plan asset performance, interest rates and potential U.S. and international legislation.

(e)	Includes an estimate of payments under this plan for the liability that existed at December 31, 2007. Certain employees can elect to defer a portion of their salary, bonus and profit sharing into a non-qualified deferred compensation plan. Employees who participate in the plan can select one of eight distribution options offered by the plan. Payments are made after the employee terminates, in accordance with the employee’s distribution election.

(f)	Includes commitments of additional capital made as part of our investments in certain venture capital funds. As those funds enter into their own investments, their general partners may call for that committed additional capital. Because the timing of these commitments is unknown, the amount shown assumes the immediate call of maximum commitment amounts.

(g)	Excluded from the table above are $137 million of uncertain tax liabilities under FIN 48. These amounts have been excluded because of the difficulty in making reasonably reliable estimates of the timing of cash settlements with the respective taxing authorities.

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

56	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

We reduce revenue based on estimates of future credits to be granted to customers. Credits are granted for reasons such as prompt payment discounts, volume-based incentives, other special pricing arrangements and product returns due to quality issues. Our estimates of future credits are based on historical experience, analysis of product shipments and contractual arrangements with customers.

Distributor revenue is recognized net of allowances, which are management’s estimates based on analysis of historical data, current economic conditions and contractual terms. These allowances recognize the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities, or are allowed to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in their inventory. Historical claims data are maintained for each of the programs, with differences among geographic regions taken into consideration. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in distributor revenue and inventory levels. Allowances are also adjusted when recent historical data do not represent anticipated future activity.

Our contractual agreements with our intellectual property licensees determine the amount and timing of royalty revenue. Royalty revenue is recognized when earned according to the terms of the agreement and when realization of payment is considered probable by management. Where royalties are based upon licensee sales, we recognize royalty revenue upon the sale by the licensee of royalty-bearing products, as estimated by us, based on historical experience and analysis of annual sales results of licensees. Estimates are periodically adjusted as a result of reviews of reported results of licensees, which reviews may take the form of independent audits. Where warranted, revenue from licensees may be recognized on a cash basis.

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

Income Taxes

In determining net income for financial statement purposes, we must make certain estimates and judgments in the calculation of tax provisions and the resultant tax liabilities, and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense.

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

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	57

As part of our financial process, we must assess the likelihood that our deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior years that can be used to absorb net operating losses and credit carrybacks, and taxable income in future years. Our judgment regarding future taxable income may change due to market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to the deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.

In addition to the factors described above, the effective tax rate reflected in forward-looking statements is based on then-current tax law. Significant changes during the year in enacted tax law could affect these estimates.

Impairment of Long-lived Assets

We review long-lived assets for impairment when certain indicators suggest the carrying amount may not be recoverable. This review process primarily focuses on intangible assets from business acquisitions; property, plant and equipment; and software for internal use or embedded in products sold to customers. Factors considered include the under-performance of an asset compared with expectations and shortened useful lives due to planned changes in the use of the assets. Recoverability is determined by comparing the carrying amount of long-lived assets to estimated future undiscounted cash flows. If future undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge would be recognized for the excess of the carrying amount over fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash-flow technique. Additionally, in the case of assets that will continue to be used in future periods, a shortened depreciable life may be utilized if appropriate, resulting in accelerated amortization or depreciation based upon the expected net realizable value of the asset at the date the asset will no longer be utilized. Actual results may vary from estimates due to, among other things, differences in operating results, shorter useful lives of assets and lower market values for excess assets.

Changes in Accounting Standards

See Note 12 to the Financial Statements for a discussion of the impact of adopting FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes–An Interpretation of FASB Statement No. 109.”

See Changes in Accounting Standards in Note 1 to the Financial Statements for a discussion of additional changes.

Off-balance Sheet Arrangements

As of December 31, 2007, we had no significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Commitments and Contingencies

See Note 13 to the Financial Statements for a discussion of our commitments and contingencies.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

The U.S. dollar is the functional currency for financial reporting. We use forward currency exchange contracts to minimize the adverse earnings impact from the effect of exchange rate fluctuations on our non-U.S. dollar net balance sheet exposures. For example, at year-end 2007, we had forward currency exchange contracts outstanding with a notional value of $487 million to hedge net balance sheet exposures (including $122 million to sell euros, $57 million to sell British pounds and $182 million to sell Japanese yen). Similar hedging activities existed at year-end 2006.

58	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

At December 31, 2007, we also had a series of forward currency exchange contracts denominated in Philippine pesos to hedge specified forecasted transactions associated with the construction of a new assembly and test facility in the Philippines. These contracts are primarily intended to protect against exchange rate fluctuations between the U.S. dollar and Philippine peso during the estimated construction period. These contracts, which settle at various dates through January 2009, had an aggregate notional value of $65 million to buy a total of 2.67 billion pesos.

Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these forward currency exchange contracts, based on year-end 2007 balances and rates, a hypothetical 10 percent plus or minus fluctuation in non-U.S. currency exchange rates would result in a pretax currency exchange gain or loss of approximately $2 million.

Risks Associated with Cash and Short-term Investments

The primary objective of our cash equivalents and short-term investments is to preserve capital and maintain liquidity while generating appropriate returns. Our investment policy allows for only high-credit-quality securities. We assess these securities at the time of investment and review them periodically for any indications of changes in credit quality. The value and liquidity of these securities is affected by market interest rates generally, the ability of the issuer to make principal and interest payments when due, and the normal functioning of the markets in which these securities are sold (see Notes 3 and 17 to the Financial Statements for additional information).

Our cash equivalents are debt securities with original maturities equal to or less than three months. In general, these investments are not subject to material interest rate risk because of their short duration to maturity. Our short-term investments are debt securities with original maturities greater than three months. The fair values of certain short-term investments, because of their longer durations, can vary more significantly due to interest rate fluctuations.

The effect of changes in interest rates on the fair value of our cash equivalents and short-term investments has not been material during 2006 or 2007 due to the primarily short-term duration of our investments. A hypothetical increase or decrease of 100 basis points in the applicable interest rates associated with these investments as of year-end 2007 would have resulted in a decrease of approximately $12 million and an increase of approximately $11 million in the fair value of these securities, respectively. While an increase in interest rates reduces the fair value of the investment portfolio, we will not recognize the losses in other income (expense) net unless the individual securities are sold prior to recovery or the impairment is determined to be other-than-temporary.

Equity Risk

Equity and other long-term investments at year-end 2007 consisted of the following:

•	Equity investments – includes marketable (publicly traded) and non-marketable (non-publicly traded) equity securities.

•	Investments in venture capital funds – includes investments in limited partnerships (accounted for under either the equity or cost methods).

•

Investments in mutual funds – includes mutual funds that were selected to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.

Marketable equity investments are stated at fair value and changes in fair value are recorded through other comprehensive income. Non-marketable equity securities and some venture capital funds are stated at cost. Impairments deemed to be other-than-temporary are expensed in net income. Investments in the remaining venture capital funds are stated using the equity method. Investments in mutual funds are stated at fair value. Changes in prices of the mutual fund investments are expected to offset related changes in deferred compensation liabilities such that a 10 percent increase or decrease in investment prices would not materially affect operating results (see Note 4 to the Financial Statements for details of equity and other long-term investments).

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	59

QUARTERLY FINANCIAL DATA

(Millions of dollars, except per-share amounts)

	Quarter
2007	1st	2nd	3rd	4th

Net revenue	$3,191	$3,424	$3,663	$3,556
Gross profit	1,637	1,784	1,984	1,926
Profit from operations	680	809	1,013	996
Income from continuing operations	$516	$614	$758	$753

Net income	$516	$610	$776	$756

Diluted earnings per share:
Income from continuing operations	$0.35	$0.42	$0.52	$0.54

Net income	$0.35	$0.42	$0.54	$0.54

	Quarter
2006	1st	2nd	3rd	4th

Net revenue	$3,334	$3,697	$3,761	$3,463
Gross profit	1,672	1,907	1,932	1,748
Profit from operations	718	953	930	767
Income from continuing operations	$542	$739	$686	$671

Net income	$585	$2,387	$702	$668

Diluted earnings per share:
Income from continuing operations	$0.33	$0.47	$0.45	$0.45

Net income	$0.36	$1.50	$0.46	$0.45

Included in the results above were the following items:
	Quarter
2007	1st	2nd	3rd	4th

Gain on sale of asset (a)	$—	$—	$(39)	$—

	Quarter
2006	1st	2nd	3rd	4th
Royalty settlement benefit (b)	$—	$(60)	$—	$—
Sales tax refund benefit (c)	—	(77)	—	—
Research tax credit (d)	—	—	—	(72)

a)	In the third quarter of 2007, we sold our broadband digital subscriber line (DSL) customer-premises equipment semiconductor product line to Infineon Technologies AG for $61 million. The amount in the above table is the pretax gain on this sale, which was recognized in cost of revenue.

b)	Settlement of patent-related litigation with Conexant Systems, Inc.

c)	Settlement of an audit of Texas state sales and use taxes paid on various purchases over a nine-year period.

d)	The 2006 U.S. federal research tax credit was reinstated in December 2006 and was retroactive to the beginning of 2006.

60	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

COMMON STOCK PRICES AND DIVIDENDS

TI common stock is listed on the New York Stock Exchange and traded principally in that market. The table below shows the high and low closing prices of TI common stock as reported by Bloomberg L.P. and the dividends paid per common share for each quarter during the past two years.

		Quarter
		1st	2nd	3rd	4th
Stock prices:
2007	High	$32.59	$37.78	$39.18	$36.81
	Low	28.32	29.90	32.32	30.41
2006	High	$34.45	$35.56	$33.89	$33.06
	Low	29.23	28.90	27.00	28.55
Dividends paid:
2007		$0.04	$0.08	$0.08	$0.10
2006		$0.03	$0.03	$0.03	$0.04

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	61

COMPARISON OF TOTAL SHAREHOLDER RETURN

This graph compares TI’s total shareholder return with the S&P 500 Index and the S&P Information Technology Index over a five-year period, beginning December 31, 2002, and ending December 31, 2007. The total shareholder return assumes $100 invested at the beginning of the period in TI common stock, the S&P 500 Index and the S&P Information Technology Index. It also assumes reinvestment of all dividends.

	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Dec-07

Texas Instruments	$ 100	$ 197	$ 165	$ 216	$ 195	$ 228
S&P 500®	$ 100	$ 129	$ 143	$ 150	$ 173	$ 183
S&P® Information Technology Index	$ 100	$ 147	$ 151	$ 152	$ 165	$ 192

62	TEXAS INSTRUMENTS 2007 ANNUAL REPORT

SAFE HARBOR STATEMENT

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This report includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as TI or its management “believes,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements in this report that describe our business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements.

We urge you to carefully consider the following important factors that could cause actual results to differ materially from the expectations of TI or its management:

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

•	Losses or curtailments of purchases from key customers and the timing and amount of distributor and other customer inventory adjustments;
•	Customer demand that differs from our forecasts;
•	The financial impact of inadequate or excess TI inventory that results from demand that differs from projections;
•	TI’s ability to access its bank accounts and lines of credit or otherwise access the capital markets;
•	Product liability or warranty claims, claims based on epidemic or delivery failure or recalls by TI customers for a product containing a TI part;
•	TI’s ability to recruit and retain skilled personnel; and
•	Timely implementation of new manufacturing technologies, installation of manufacturing equipment and the ability to obtain needed third-party foundry and assembly/test subcontract services.

For a more detailed discussion of these factors, see the text under the heading “Risk Factors” in Item 1A of our most recent Form 10-K. The forward-looking statements included in this report are made only as of the date of publication (February 2008), and we undertake no obligation to update the forward-looking statements to reflect subsequent events or circumstances.

TEXAS INSTRUMENTS 2007 ANNUAL REPORT	63