Form 10-K, Exhibit 13
period 2008-12-31
TEXAS INSTRUMENTS INC
filed 2009-02-24
CIK 97476

Exhibit 13

		For Years Ended
		December 31,
	2008	2007	2006
Consolidated statements of income
[Millions of dollars, except share and per-share amounts]
Revenue	$12,501	$13,835	$14,255
Cost of revenue	6,256	6,466	6,996
Gross profit	6,245	7,369	7,259
Research and development	1,940	2,140	2,195
Selling, general and administrative	1,614	1,680	1,697
Restructuring expense	254	52	—
Operating profit	2,437	3,497	3,367
Other income (expense) net	44	195	258
Income from continuing operations before income taxes	2,481	3,692	3,625
Provision for income taxes	561	1,051	987
Income from continuing operations	1,920	2,641	2,638
Income from discontinued operations, net of income taxes	—	16	1,703
Net income	$1,920	$2,657	$4,341

Basic earnings per common share:
Income from continuing operations	$1.47	$1.86	$1.73
Net income	$1.47	$1.88	$2.84
Diluted earnings per common share:
Income from continuing operations	$1.45	$1.83	$1.69
Net income	$1.45	$1.84	$2.78
Average shares outstanding (millions):
Basic	1,308	1,417	1,528
Diluted	1,324	1,446	1,560
Cash dividends declared per share of common stock	$0.41	$0.30	$0.13

See accompanying notes.

[ 2 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

		For Years Ended
		December 31,
	2008	2007	2006
Consolidated statements of comprehensive income
[Millions of dollars]
Income from continuing operations	$1,920	$2,641	$2,638
Other comprehensive income (loss):
Available-for-sale investments:
Unrealized gains (losses), net of tax benefit (expense) of $20, ($3) and ($2)	(38)	8	5
Reclassification of recognized transactions, net of tax benefit (expense)
of $0, $0 and $0	—	(1)	(1)
Net actuarial loss of defined benefit plans:
Annual adjustment, net of tax benefit (expense) of $282 and ($19)	(476)	5	—
Reclassification of recognized transactions, net of tax benefit (expense)
of ($17) and ($12)	32	28	—
Prior service cost of defined benefit plans:
Annual adjustment, net of tax benefit (expense) of $1 and $2	14	(2)	—
Reclassification of recognized transactions, net of tax benefit (expense)
of ($1) and $1	2	1	—
Minimum pension liability adjustment:
Annual adjustment, net of tax benefit (expense) of $0, $0 and ($33)	—	—	48
Total	(466)	39	52
Total comprehensive income from continuing operations	1,454	2,680	2,690
Income from discontinued operations, net of income taxes	—	16	1,703
Total comprehensive income	$1,454	$2,696	$4,393

See accompanying notes.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 3 ]

	December 31,
	2008	2007
Consolidated balance sheets
[Millions of dollars, except share amounts]
Assets
Current assets:
Cash and cash equivalents	$1,046	$1,328
Short-term investments	1,494	1,596
Accounts receivable, net of allowances	913	1,742
Inventories	1,375	1,418
Deferred income taxes	695	654
Prepaid expenses and other current assets	267	180
Total current assets	5,790	6,918
Property, plant and equipment at cost	7,321	7,568
Less accumulated depreciation	(4,017)	(3,959)
Property, plant and equipment, net	3,304	3,609
Long-term investments	653	267
Goodwill	840	838
Acquisition-related intangibles	91	115
Deferred income taxes	990	510
Capitalized software licenses, net	182	227
Overfunded retirement plans	17	105
Other assets	56	78
Total assets	$11,923	$12,667

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$324	$657
Accrued expenses and other liabilities	1,034	1,117
Income taxes payable	40	53
Accrued profit sharing and retirement	134	198
Total current liabilities	1,532	2,025
Underfunded retirement plans	640	184
Deferred income taxes	59	49
Deferred credits and other liabilities	366	434
Total liabilities	2,597	2,692
Stockholders’ equity:
Preferred stock, $25 par value. Authorized – 10,000,000 shares.
Participating cumulative preferred. None issued	—	—
Common stock, $1 par value. Authorized – 2,400,000,000 shares.
Shares issued: 2008 – 1,739,718,073; 2007 – 1,739,632,601	1,740	1,740
Paid-in capital	1,022	931
Retained earnings	21,168	19,788
Less treasury common stock at cost.
Shares: 2008 – 461,822,215; 2007 – 396,421,798	(13,814)	(12,160)
Accumulated other comprehensive income (loss), net of taxes	(790)	(324)
Total stockholders’ equity	9,326	9,975
Total liabilities and stockholders’ equity	$11,923	$12,667

See accompanying notes.

[ 4 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

		For Years Ended
		December 31,
	2008	2007	2006
Consolidated statements of cash flows
[Millions of dollars]
Cash flows from operating activities:
Net income	$1,920	$2,657	$4,341
Adjustments to net income:
Income from discontinued operations	—	(16)	(1,703)
Depreciation	1,022	1,022	1,052
Stock-based compensation	213	280	332
Amortization of acquisition-related intangibles	37	48	59
Losses (gains) on sales of assets	6	(39)	—
Deferred income taxes	(182)	34	(200)
Increase (decrease) from changes in:
Accounts receivable	865	40	(116)
Inventories	43	11	(248)
Prepaid expenses and other current assets	(125)	13	(95)
Accounts payable and accrued expenses	(382)	77	(104)
Income taxes payable	38	304	(616)
Accrued profit sharing and retirement	(84)	33	28
Other	(41)	(57)	(274)
Net cash provided by operating activities of continuing operations	3,330	4,407	2,456

Cash flows from investing activities:
Additions to property, plant and equipment	(763)	(686)	(1,272)
Proceeds from sales of assets	—	61	3,000
Purchases of short-term investments	(1,746)	(5,035)	(6,821)
Sales and maturities of short-term investments	1,300	5,981	8,418
Purchases of long-term investments	(9)	(30)	(40)
Sales of long-term investments	55	11	11
Acquisitions, net of cash acquired	(19)	(87)	(205)
Net cash (used in) provided by investing activities of continuing operations	(1,182)	215	3,091

Cash flows from financing activities:
Payments on long-term debt	—	(43)	(586)
Dividends paid	(537)	(425)	(199)
Sales and other common stock transactions	210	761	418
Excess tax benefit from stock option exercises	19	116	100
Stock repurchases	(2,122)	(4,886)	(5,302)
Net cash used in financing activities of continuing operations	(2,430)	(4,477)	(5,569)

Cash flows from discontinued operations:
Operating activities	—	—	7
Investing activities	—	—	(16)
Net cash used in discontinued operations	—	—	(9)

Net (decrease) increase in cash and cash equivalents	(282)	145	(31)
Cash and cash equivalents at beginning of year	1,328	1,183	1,214
Cash and cash equivalents at end of year	$1,046	$1,328	$1,183

See accompanying notes.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 5 ]

					Accumulated
				Treasury	Other
	Common	Paid-in	Retained	Common	Comprehensive
	Stock	Capital	Earnings	Stock	Loss
Consolidated statements of stockholders’ equity
[Millions of dollars, except per-share amounts]
Balance, December 31, 2005	$1,739	$741	$13,394	$(3,856)	$(81)

2006
Net income	—	—	4,341	—	—
Dividends declared on common stock ($.13 per share)	—	—	(199)	—	—
Common stock issued on exercise of stock options	—	(329)	—	754	—
Stock repurchases	—	—	—	(5,328)	—
Stock-based compensation transactions	—	332	—	—	—
Tax benefit from exercise of options	—	146	—	—	—
Other comprehensive income, net of tax	—	—	—	—	52
Adjustment for implementation of SFAS 158 (a)	—	—	(6)	—	(334)
Other	—	(5)	(1)	—	—
Balance, December 31, 2006	1,739	885	17,529	(8,430)	(363)

2007
Net income	—	—	2,657	—	—
Dividends declared on common stock ($.30 per share)	—	—	(425)	—	—
Common stock issued on exercise of stock options	1	(437)	—	1,191	—
Stock repurchases	—	—	—	(4,921)	—
Stock-based compensation transactions	—	280	—	—	—
Tax benefit from exercise of options	—	204	—	—	—
Other comprehensive income, net of tax	—	—	—	—	39
Adjustment for implementation of FIN 48 (b)	—	—	29	—	—
Other	—	(1)	(2)	—	—
Balance, December 31, 2007	1,740	931	19,788	(12,160)	(324)

2008
Net income	—	—	1,920	—	—
Dividends declared on common stock ($.41 per share)	—	—	(537)	—	—
Common stock issued on exercise of stock options	—	(153)	—	360	—
Stock repurchases	—	—	—	(2,014)	—
Stock-based compensation transactions	—	213	—	—	—
Tax benefit from exercise of options	—	31	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	(466)
Other	—	—	(3)	—	—
Balance, December 31, 2008	$1,740	$1,022	$21,168	$(13,814)	$(790)

(a)	Reflects the impact of recording the funded status of pension and other postretirement plans and the change in measurement date of non-U.S. pension plans (see Note 12).

(b)	Reflects the impact of recording the reduction of the liability for uncertain tax positions and related accrued interest expense (see Note 5).

See accompanying notes.

[ 6 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

Notes to financial statements

1. Description of business and significant accounting policies and practices

Business: At Texas Instruments (TI), we design and make semiconductors that we sell to electronics designers and manufacturers all over the world. In the fourth quarter of 2008, we revised our internal reporting structure into three reportable segments, which are established along the major product categories of the former Semiconductor segment as follows:

Analog – consists of high-performance analog (includes standard power management products, data converters, amplifiers and interface products) and high-volume analog & logic,
Embedded Processing – consists of digital signal processors (DSPs) and microcontrollers used in catalog, communications infrastructure and automotive applications, and
Wireless – consists of DSPs and analog used in basebands, OMAP™ applications processors and connectivity products for handsets.

     In addition, we report the results of our remaining business activities in Other. Other primarily includes DLP® products, calculators, reduced-instruction set computing (RISC) microprocessors, application-specific integrated circuits (ASIC) products and royalties received for our patented technology that we license to other electronics companies. Prior period segment presentations have been revised to conform to our new reporting structure (see Note 17).

Acquisitions – In the second quarter of 2008 we made two acquisitions, both of which were integrated into the Analog segment, for net cash of $19 million, to obtain design expertise and technology. We recognized $2 million of goodwill and $13 million of other acquisition-related intangible assets.
     During 2007, to obtain design expertise and technology, we made three acquisitions, including an asset acquisition, for net cash of $87 million. The asset acquisition was integrated into the Wireless segment and the remaining two acquisitions were integrated into the Analog segment. We recognized $48 million of goodwill and $45 million of other acquisition-related intangible assets.
     In January 2006, we acquired 100 percent of the equity of Chipcon Group ASA (Chipcon), a designer of short-range, low-power wireless radio frequency semiconductors, based in Oslo, Norway, for net cash of $177 million. This acquisition was integrated into the Analog segment. We recorded a $5 million charge for in-process research and development (R&D) in 2006. We also recognized $115 million of goodwill and $86 million of other acquisition-related intangible assets, acquired $6 million of cash and assumed $29 million of other net liabilities. We also made an asset acquisition, which was integrated into Other, in the second quarter of 2006, primarily to obtain a patent portfolio.
     With the exception of the asset acquisitions, all acquisitions were accounted for as purchase business combinations. The results of operations for these acquisitions have been included in our consolidated statements of income from the date of their respective acquisitions. Pro forma information has not been presented for these acquisitions because it would not be materially different from amounts reported.

Dispositions – On July 31, 2007, we completed the sale of our broadband digital subscriber line (DSL) customer-premises equipment semiconductor product line, which was included in Other, to Infineon Technologies AG (Infineon) for $61 million and recognized a pre-tax gain of $39 million in cost of revenue. Based on the levels of revenue Infineon generated from this product line subsequent to the closing date, we refunded to Infineon $16 million in the fourth quarter of 2008, all of which was previously accrued.
     In January 2006, we entered into a definitive agreement to sell substantially all of our former Sensors & Controls segment, excluding the radio frequency identification (RFID) systems operations, to an affiliate of Bain Capital, LLC for $3 billion in cash. The sale was completed on April 27, 2006. The operations and cash flows of the former Sensors & Controls business have been eliminated from our continuing operations, and we have no continuing involvement in the operations of that business. Beginning in the first quarter of 2006, the former Sensors & Controls business has been presented as a discontinued operation (see Note 6).

Basis of presentation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The basis of these financial statements is comparable for all periods presented herein, except for the adoption of:

  A new standard for income tax uncertainties as of January 1, 2007 (see Note 5), and
  A new standard on pensions and other postretirement benefits as of December 31, 2006 (see Note 12).

     The consolidated financial statements include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes, except per-share amounts, are stated in millions of U.S. dollars unless otherwise indicated. All amounts in the notes reference continuing operations unless otherwise indicated. We have reclassified certain amounts in the prior periods’ financial statements to conform to the 2008 presentation.
     The preparation of financial statements requires the use of estimates from which final results may vary.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 7 ]

Revenue recognition: We recognize revenue from sales of our products, including shipping fees, when title passes to the customer, which usually occurs upon shipment or delivery, depending upon the terms of the sales order and when collectibility is reasonably assured. Estimates of product returns for quality reasons and of price allowances (based on historical experience, product shipment analysis and customer contractual arrangements) are recorded when revenue is recognized. Allowances include discounts for prompt payment, as well as volume-based incentives and special pricing arrangements. In addition, we record allowances for doubtful accounts for amounts of accounts receivable that we estimate may not be collected.
     We recognize revenue from sales of our products to distributors, net of allowances, consistent with the principles discussed above. Title transfers to the distributors at delivery and payment is due on our standard commercial terms; payment terms are not contingent upon resale of the products. We calculate credit allowances based on historical data, current economic conditions and contractual terms. For instance, we sell to distributors at standard published prices, but we may grant them price adjustment credits in response to individual competitive opportunities they may have. To estimate allowances for this type of credit, we use statistical percentages of revenue, determined quarterly, based upon recent historical adjustment trends.
     We also provide distributors an allowance to scrap certain slow-moving or obsolete products in their inventory, estimated as a negotiated fixed percentage of each distributor’s purchases from us. In addition, if we publish a new price for a product that is lower than that paid by distributors for the same product still remaining in each distributor’s on-hand inventory, we may credit them for the difference between those prices. The allowance for this type of credit is based on the identified product price difference applied to our estimate of each distributor’s on-hand inventory of that product. We believe we can reasonably and reliably estimate allowances for credits to distributors in a timely manner.
     Our contractual agreements with intellectual property licensees determine the amount and timing of royalty revenue. We recognize royalty revenue when earned under the terms of the agreements and when we consider realization of payment to be probable. Where royalties are based on a percentage of licensee sales of royalty-bearing products, we recognize royalty revenue by applying this percentage to our estimate of applicable licensee sales. We base this estimate on historical experience and an analysis of licensees’ sales results. Where royalties are based on fixed payment amounts, we recognize royalty revenue ratably over the term of the royalty agreement. Where warranted, revenue from licensees may be recognized on a cash basis.
     We include shipping and handling costs in cost of revenue.

Stock-based compensation: We have several stock-based employee compensation plans, which are more fully described in Note 3. We account for awards granted under those plans using the fair-value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), Share-Based Payment. We estimated fair values for non-qualified stock options using the Black-Scholes option-pricing model with the weighted-average assumptions listed in Note 3.

Advertising costs: We expense advertising and other promotional costs as incurred. This expense was $123 million in 2008, $194 million in 2007 and $216 million in 2006.

Income taxes: We account for income taxes using an asset and liability approach. We record the amount of taxes payable or refundable for the current year and the deferred tax assets and liabilities for future tax consequences of events that have been recognized in the financial statements or tax returns. We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.
     In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109. We adopted the provisions of FIN 48 effective January 1, 2007 (see Note 5).

Other assessed taxes: Some transactions require us to collect taxes such as sales, value-added and excise taxes from our customers. These transactions are presented in our statements of income on a net (excluded from revenue) basis.

[ 8 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

Earnings per share (EPS): The computation and reconciliation of earnings per common share from continuing operations are as follows (shares in millions):

	2008			2007			2006
	Income from			Income from			Income from
	Continuing			Continuing			Continuing
	Operations	Shares	EPS	Operations	Shares	EPS	Operations	Shares	EPS

Basic EPS	$1,920	1,308	$1.47	$2,641	1,417	$1.86	$2,638	1,528	$1.73
Dilutives:
Stock-based compensation plans	—	16		—	29		—	32
Diluted EPS	$1,920	1,324	$1.45	$2,641	1,446	$1.83	$2,638	1,560	$1.69

Options to purchase 123 million, 46 million and 93 million shares of common stock were outstanding during 2008, 2007 and 2006 that were not included in the computation of diluted earnings per share because their exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

Cash equivalents and short-term investments: We consider investments in debt securities with original maturities of three months or less to be cash equivalents. We consider investments in liquid debt securities with maturities beyond three months from the date of our investment as being available for use in current operations, and include these investments in short-term investments.
     Investments in debt securities are classified as available for sale and are stated at fair value, which is generally based on market prices or broker quotes (see Note 10). Changes in fair value of these investments are recorded as an increase or decrease, net of taxes, in accumulated other comprehensive income (AOCI), except where losses are considered to be other-than-temporary, in which case the losses are recorded in other income (expense) net (OI&E).

Inventories: Inventories are stated at the lower of cost or estimated net realizable value. Cost is generally computed on a currently adjusted standard cost basis, which approximates costs on a first-in first-out basis. Standard costs are based on the normal utilization of installed factory capacity. Costs associated with underutilization of capacity are expensed as incurred.
     We review inventory quarterly for salability and obsolescence. A specific allowance is provided for inventory considered unlikely to be sold. Remaining inventory includes a salability and obsolescence allowance based on an analysis of historical disposal activity. We write-off inventory in the period in which disposal occurs.

Property, plant and equipment and other capitalized costs: Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. Acquisition-related intangibles are amortized on a straight-line basis over the estimated economic life of the assets. Capitalized software licenses generally are amortized on a straight-line basis over the term of the license. Fully depreciated or amortized assets are written off against accumulated depreciation or amortization.

Impairments of long-lived assets: We regularly review whether facts or circumstances exist that indicate the carrying values of property, plant and equipment or intangible assets are impaired. We assess the recoverability of assets by comparing the projected undiscounted net cash flows associated with those assets to their respective carrying amounts. An impairment charge, if any, is based on the excess of the carrying amount over the fair value of those assets. Fair value is determined by available market valuations, if applicable, or by discounted cash flows (DCF).

Long-term investments: Long-term investments consist of non-marketable equity securities, venture capital funds, mutual funds and, beginning in the first quarter of 2008, auction-rate securities (debt instruments with variable interest rates). We determine cost or amortized cost, as appropriate, on a specific identification basis.
     Investments in marketable equity securities and auction-rate securities are classified as available-for-sale and are stated at fair value (see Note 10). Changes in the fair value of these investments are recorded as an increase or decrease, net of taxes, in AOCI except where losses are considered to be other-than-temporary, in which case losses are recorded in OI&E. We generally consider marketable equity securities to be other-than-temporarily impaired if they have traded below their cost basis for more than six months. Auction-rate securities are considered to be other-than-temporarily impaired if the fair value is below par value and full recovery of the value is not anticipated during the period we expect to hold the investment.
     Investments in non-marketable equity securities consist of investments in early stage development companies, are stated at historical cost and are subject to a periodic impairment review. We record any impairment considered other-than-temporary in OI&E.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 9 ]

     Investments in venture capital funds, consisting of limited partnership interests, are accounted for under the equity method of accounting where we have more than a 3 percent limited partnership interest, and under the cost method of accounting where our limited partnership interest is less than 3 percent. For our investments accounted for under the equity method, our proportionate share of the net income or loss of the limited partnerships is recorded in OI&E. Investments in venture capital funds are subject to a periodic impairment review. We record any impairment considered other-than-temporary in OI&E.
     Investments in mutual funds are classified as trading securities and stated at fair value. These mutual funds hold a variety of debt and equity investments and are intended to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. We record adjustments to fair value of both the mutual funds and the related deferred compensation liabilities in selling, general and administrative (SG&A) expense (see Note 12 for a discussion of deferred compensation arrangements).

Goodwill and intangible assets: Goodwill is not amortized but is reviewed for impairment annually or more frequently if certain impairment indicators arise. We complete our annual goodwill impairment tests as of October 1 for our reporting units. The test compares the fair value for each reporting unit to its associated book value including goodwill. With the change in our segment reporting structure, existing goodwill included in our former Semiconductor segment was allocated to the applicable reporting units and tested for impairment (see Note 11).
     We amortize intangible assets on a straight-line basis over their estimated lives, and write off fully amortized intangible assets against accumulated amortization.

Foreign currency: The functional currency for our non-U.S. subsidiaries is the U.S. dollar. Accounts recorded in currencies other than the U.S. dollar are remeasured into the functional currency. Current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at the end of each reporting period. Inventories, and property, plant and equipment and depreciation thereon, are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate daily rate of exchange. Net currency exchange gains and losses from remeasurement are credited or charged to OI&E.

Derivatives: We use derivative financial instruments to manage exposure to foreign exchange risk. We do not apply hedge accounting to our foreign currency derivative instruments. These instruments are primarily forward foreign currency exchange contracts that are used as economic hedges to reduce the adverse earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures or for specified non-U.S. dollar forecasted transactions. Gains and losses from changes in the fair value of these forward foreign currency exchange contracts are credited or charged to OI&E.
     We do not use derivatives for speculative or trading purposes.

Changes in accounting standards: In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance on how to measure assets and liabilities recorded at fair value. SFAS 157 does not expand the use of fair value to any new circumstances, but does require additional disclosure in annual and quarterly reports. We adopted SFAS 157 and its related amendments for financial assets and liabilities as of January 1, 2008 (see Note 10). SFAS 157 is effective for non-financial assets and liabilities for us beginning January 1, 2009. We have evaluated the non-financial assets and liabilities portion of the standard and expect it will have no significant impact on our financial condition or results of operations.
     In October 2008, the FASB issued FASB Staff Position (FSP) FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, which clarifies how companies should apply the fair value measurement methodologies of SFAS 157 to financial assets whose markets are illiquid or inactive. Under this FSP, companies may use their own assumptions about future cash flows and risk-adjusted discount rates when relevant observable inputs are either unavailable or based solely on transaction prices that reflect forced liquidations or distressed sales. This FSP was effective as of September 30, 2008. There was no impact to our financial condition or results of operations from the adoption of this FSP.
     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133. This standard applies to derivative instruments, nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS 133. SFAS 161 does not change the accounting for derivatives and hedging activities, but requires enhanced disclosure concerning the effect on the financial statements from their use. SFAS 161 is effective for us beginning January 1, 2009. Given our limited use of derivatives, we do not expect our disclosures about the use of derivatives to be significantly impacted by this standard.
     In June 2008, the FASB issued FSP EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. Under this standard, unvested awards of share-based payments with rights to receive dividends or dividend equivalents, such as our restricted stock units (RSUs), are considered participating securities for purposes of calculating EPS as disclosed in the income statement. This FSP is effective for us beginning January 1, 2009. All prior period EPS data presented in financial reports after the effective date shall be adjusted retrospectively to conform with this FSP. Early application is not permitted. We have evaluated the potential impact of this standard and determined it will result in insignificant adjustments to previously reported EPS amounts.

[ 10 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

     In December 2007, the FASB concurrently issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an Amendment of ARB No. 51. SFAS 141(R) provides new guidance on the recognition, measurement and subsequent accounting for assets acquired and liabilities assumed in business combination transactions. In addition, SFAS 141(R) changes the accounting treatment for certain items in business combinations, including, for example, expensing acquisition-related costs, recording acquired contingent liabilities/assets at their acquisition-date fair value and capitalization of in-process R&D costs. If an entity owns less than a 100 percent ownership interest, SFAS 160 provides for the recognition, measurement and subsequent accounting for non-controlling (i.e., minority) interests included in an entity’s consolidated financial statements. Both of these standards require measurements based on fair value as determined under the provisions of SFAS 157. In addition, both of these standards include expanded disclosure requirements. They are effective prospectively for us for transactions occurring on or after January 1, 2009. The impact that adoption of SFAS 141(R) and SFAS 160 will have on our financial condition and results of operations will depend on the specific terms of any applicable future transactions.
     In November 2008, the FASB ratified EITF Issue No. 08-6, Equity Method Investment Accounting Considerations. EITF 08-6 resolves several accounting issues that have arisen with the issuance of SFAS 141(R) in applying the equity method of accounting, such as how to determine the initial carrying value after an acquisition and how to assess an impairment in value of the underlying assets of an equity method investment. This EITF will be effective for us beginning January 1, 2009, consistent with the effective date of SFAS 141(R) and SFAS 160. We are currently evaluating the potential impact this standard will have on our financial condition and results of operations.
     In November 2008, the FASB ratified EITF Issue No. 08-7, Accounting for Defensive Intangible Assets. EITF 08-7 provides guidance on how to account for intangible assets acquired in a business combination, in situations when the acquirer does not intend to actively use the assets but intends to hold (or lock up) the assets to prevent competitors from obtaining access to the assets. These are referred to as “defensive intangible assets.” This EITF will be effective for defensive intangible assets acquired by us beginning January 1, 2009, consistent with the effective date of SFAS 141(R). The impact that adoption of this EITF will have on our financial condition and results of operations will depend on the specific terms of any applicable future business combinations.
     In December 2008, the FASB issued FSP FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets. This FSP provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan, including disclosures about investment policies and strategies, categories of plan assets, fair value measurements of plan assets and significant concentrations of risk. These disclosures will be required for fiscal years ending after December 15, 2009. There will be no impact to our financial condition or results of operations from the adoption of this FSP.

2. Restructuring activities

We record severance-related expenses in accordance with the provisions of SFAS No. 112, Employer’s Accounting for Post-Employment Benefits; SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities and SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. The determination of when we accrue for involuntary severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing benefit arrangement as described in SFAS 112 or under a one-time benefit arrangement as defined by SFAS 146. We record involuntary severance-related expenses related to an ongoing benefit arrangement in accordance with the provisions of SFAS No. 112 once they are probable and the amounts are estimable. One-time, involuntary termination benefits are recorded under the provisions of SFAS No. 146 when the benefits have been communicated to employees. Voluntary termination benefits are accounted for under the provisions of SFAS No. 88 and are recorded when the employee accepts the offered benefit arrangement.
     When the decision to commit to a restructuring plan requires an asset impairment review, we evaluate such impairment issues under the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Because the impairment is a direct result of the restructuring, the impairment amount is included in the restructuring expense line item in the income statement and is recorded as an adjustment of the basis of the asset, not as a liability relating to a restructuring charge. When we commit to a plan to abandon a long-lived asset before the end of its previously estimated useful life, we accelerate the recognition of depreciation to reflect the use of the asset over its shortened useful life. When an asset is to be sold, we write the carrying value down to its net realizable value and cease depreciation.

2008 and 2009 actions
In October 2008, we announced actions that, when complete, will reduce annualized expenses by more than $200 million in our Wireless segment, especially our cellular baseband operation. About 650 jobs are expected to be eliminated. The total restructuring charges related to this action will be approximately $110 million and are expected to be complete by June 2009.
     In January 2009 we announced actions that include employment reductions to align our spending with demand that has weakened in the slowing economy. Our employment will be reduced 12 percent through 1,800 layoffs and 1,600 voluntary retirements and departures. The total restructuring charges for this action will be about $300 million and will continue through the third quarter of 2009. Combined with the Wireless actions described above, our annualized costs will be reduced by more than $700 million.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 11 ]

     In the fourth quarter of 2008, we recognized $230 million in restructuring charges related to these actions, which included $121 million for a portion of the actions announced in January 2009 and $109 million for the Wireless actions announced in October 2008. The restructuring costs consisted of $218 million for severance and benefits costs and $12 million related to impairments of long-lived assets. We also fully impaired $24 million of assets that were held for sale related to a 2007 action discussed below.
     As of December 31, 2008, $2 million has been paid for these actions to terminated employees for severance and benefits.

2007 actions
In January 2007, we announced plans to change how we develop advanced digital manufacturing process technology. Instead of separately creating our own core process technology, we work collaboratively with our foundry partners to specify and drive the next generations of digital process technology. Additionally, we stopped production at an older digital factory. These actions are complete and as a result, about 300 jobs were eliminated by year-end 2007.
     Operating profit for 2007 included a charge of $52 million related to these actions, which consisted of severance and benefits costs of $31 million and acceleration of depreciation on the impacted facilities’ assets of $21 million. These amounts have been reclassified from cost of revenue ($37 million), R&D ($14 million) and SG&A ($1 million) to the restructuring expense line on the income statement to conform to the 2008 presentation.
     As of December 31, 2008, $19 million has been paid for these actions to terminated employees for severance and benefits.

3. Stock-based compensation

	2008	2007	2006

Stock-based compensation expense recognized:
Cost of revenue	$41	$53	$64
Research and development	62	83	101
Selling, general and administrative	110	144	167
Total	$213	$280	$332

These amounts include expense related to non-qualified stock options, RSUs and to stock options offered under our employee stock purchase plan.
     We issue awards of non-qualified stock options generally with graded vesting provisions (e.g., 25 percent per year for four years). In such cases, we recognize the related compensation cost on a straight-line basis over the minimum service period required for vesting of the award. For awards to employees who are retirement eligible or nearing retirement eligibility, we recognize compensation cost on a straight-line basis over the longer of the service period required to be performed by the employee in order to earn the award, or a six-month period.
     We also issue RSUs, which generally vest four years after the date of grant. In such cases, we recognize the related compensation costs on a straight-line basis over the vesting period.

Fair value assumptions:
We estimated the fair values for non-qualified stock options using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Long-term plans (a)	2008	2007	2006

Weighted average grant date fair value, per share	$8.86	$9.72	$11.82
Weighted average assumptions used:
Expected volatility	31%	28%	34%
Expected lives	5.7 yrs	5.6 yrs	5.0 yrs
Risk-free interest rates	3.01%	4.73%	4.50%
Expected dividend yields	1.34%	0.57%	0.37%

(a)    Includes stock options under the long-term incentive plans and the director plans.

[ 12 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

We determine expected volatility on all options granted after July 1, 2005, using available implied volatility rates rather than on an analysis of historical volatility. We believe that market-based measures of implied volatility are currently the best available indicators of the expected volatility used in these estimates.
     We determine expected lives of options based on the historical share option exercise experience of our optionees using a rolling 10-year average. We believe the historical experience method is the best estimate of future exercise patterns currently available.
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
     The fair value per share of RSUs that we grant is determined based on the market price of our common stock on the date of grant.
     The TI Employees 2005 Stock Purchase Plan is a discount-purchase plan and consequently, the Black-Scholes option pricing model is not used to determine the fair value per share of these awards. The fair value per share under this plan equals the amount of the discount.

Long-term incentive and director compensation plans
We have stock options outstanding to participants under the Texas Instruments 2000 Long-Term Incentive Plan, the Texas Instruments 2003 Long-Term Incentive Plan and the Texas Instruments 1996 Long-Term Incentive Plan. No further options may be granted under the 1996 plan. We also assumed stock options granted under the Burr-Brown 1993 Stock Incentive Plan and the Radia Communications, Inc. 2000 Stock Option/Stock Issuance Plan. Unless the options are acquisition-related replacement options, the option price per share may not be less than 100 percent of the fair market value of our common stock on the date of the grant. Substantially all the options have a 10-year term and vest ratably over four years. Our options generally continue to vest after the option recipient retires.
     We have RSUs outstanding under the 2000 Long-Term Incentive Plan and the 2003 Long-Term Incentive Plan. Each RSU represents the right to receive one share of TI common stock on the vesting date, which is generally four years after the date of grant. Upon vesting, the shares are issued without payment by the grantee. RSUs generally do not continue to vest after the recipient’s retirement date.
     Under the 2000 Long-Term Incentive Plan, we may grant stock options, including incentive stock options, restricted stock and RSUs, performance units and other stock-based awards. The plan provides for the issuance of 120,000,000 shares of TI common stock. In addition, if any stock-based award under the 1996 Long-Term Incentive Plan terminates, any unissued shares subject to the terminated award become available for grant under the 2000 Long-Term Incentive Plan. No more than 13,400,000 shares of common stock may be awarded as restricted stock, RSUs or other stock-based awards (other than stock options) under the plan.
     Under the 2003 Long-Term Incentive Plan, we may grant stock options (other than incentive stock options), restricted stock and RSUs, performance units and other stock-based awards to non-management employees. The plan provides for the issuance of 240,000,000 shares of TI common stock. Executive officers and approximately 200 managers are ineligible to receive awards under this plan.
     Under our 2003 Director Compensation Plan, we may grant stock options, RSUs and other stock-based awards to non-employee directors, as well as issue TI common stock upon the distribution of stock units credited to deferred-compensation accounts established for such directors. The plan provides for the annual grant of a stock option to each non-employee director from January 2004 through 2010. For the years 2001 through 2006, each grant was an option to purchase 15,000 shares with an option price equal to fair market value on the date of grant. Effective in 2007, the plan reduced the annual stock option grant to 7,000 shares and included an annual grant of 2,500 RSUs to each non-employee director. Under the plan, we also make a one-time grant of 2,000 RSUs to each new non-employee director of TI. The plan provides for the issuance of 2,000,000 shares of TI common stock.

Stock option and RSU transactions under the above-mentioned long-term incentive and director compensation plans (including assumed stock options granted under the Burr-Brown and Radia Communications, Inc. plans) during 2008 were as follows:

	Stock Options		Restricted Stock Units
		Weighted		Weighted
		Average Exercise		Average Grant-Date
	Shares	Price per Share	Shares	Fair Value per Share

Outstanding grants, December 31, 2007	185,967,331	$30.78	7,711,407	$28.75
Granted	8,490,032	29.72	3,609,689	29.09
Vested (RSUs)	—	—	(628,500)	32.05
Forfeited	(3,286,978)	35.35	(341,872)	30.05
Exercised	(8,705,307)	17.25	—	—
Outstanding grants, December 31, 2008	182,465,078	$31.29	10,350,724	$28.63

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 13 ]

The weighted average grant-date fair value of RSUs granted during the years 2008, 2007 and 2006 was $29.09, $29.46 and $31.36 per share. For the years ended December 31, 2008, 2007 and 2006, the total fair value of shares vested from RSU grants was $20 million, $12 million and $13 million.

Summarized information about stock options outstanding under the various long-term plans mentioned above at December 31, 2008, is as follows:

	Stock Options Outstanding			Options Exercisable
Range of	Number	Weighted Average	Weighted Average	Number	Weighted Average
Exercise	Outstanding	Remaining Contractual Life	Exercise Price	Exercisable	Exercise Price
Share Prices	(shares)	(years)	per Share	(shares)	per Share

$.26 to 10.00	125,638	2.1	$3.32	125,638	$3.32
10.01 to 20.00	27,250,890	4.0	16.20	27,225,448	16.20
20.01 to 30.00	68,899,001	4.6	25.67	49,150,379	25.00
30.01 to 40.00	54,957,846	4.8	33.11	45,895,224	33.24
40.01 to 50.00	832,732	1.2	43.80	832,732	43.80
50.01 to 84.32	30,398,971	1.5	54.03	30,398,971	54.03
$.26 to 84.32	182,465,078	4.1	$31.29	153,628,392	$31.73

During the years ended December 31, 2008, 2007 and 2006, the aggregate intrinsic value (i.e., the difference in the closing market price and the exercise price to be paid by the optionee) of options exercised under these plans was $110 million, $606 million and $419 million.

Summarized information as of December 31, 2008, about outstanding stock options that are vested and expected to vest, as well as stock options that are currently exercisable, is as follows:

	Outstanding Stock Options (Fully	Options
	Vested and Expected to Vest) (a)	Exercisable

Number of outstanding (shares)	181,409,594	153,628,392
Weighted average remaining contractual life	4.1 years	3.4 years
Weighted average exercise price per share	$31.30	$31.73
Intrinsic value	$3	$3

(a)	Includes effects of expected forfeitures. Excluding the effects of expected forfeitures, the aggregate intrinsic value of stock options outstanding was $3 million.

As of December 31, 2008, the total future compensation cost related to unvested stock options and RSUs not yet recognized in the statement of income was $131 million and $150 million. Of that total, $137 million, $90 million, $49 million and $5 million will be recognized in 2009, 2010, 2011 and 2012.

Employee stock purchase plan
Under the TI Employees 2005 Stock Purchase Plan, options are offered to all eligible employees in amounts based on a percentage of the employee’s compensation. Under the plan, the option price per share is 85 percent of the fair market value on the exercise date, and options have a three-month term.
     Options outstanding under the Plan at December 31, 2008, had an exercise price of $13.64 per share (85 percent of the fair market value of TI common stock on the date of automatic exercise). Of the total outstanding options, none were exercisable at year-end 2008.

Employee stock purchase plan transactions during 2008 were as follows:

	Employee Stock
	Purchase Plan	Weighted Average
	(shares) (a)	Exercise Price

Outstanding grants, December 31, 2007	551,768	$27.50
Granted	3,085,749	19.15
Exercised	(2,597,974)	23.12
Outstanding grants, December 31, 2008	1,039,543	$13.64

(a)	Excludes options offered but not granted.

[ 14 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

The weighted average grant-date fair value of options granted under the employee stock purchase plans during the years 2008, 2007 and 2006 was $3.37, $5.10 and $4.68 per share. During the years ended December 31, 2008, 2007 and 2006, the total intrinsic value of options exercised under the employee stock plans was $11 million, $11 million and $10 million.

Effect on shares outstanding and treasury shares
Our practice is to issue shares of common stock upon exercise of stock options generally from treasury shares and, on a limited basis, from previously unissued shares. We settled stock option plan exercises using treasury shares of 11,217,809 in 2008; 39,791,295 in 2007 and 26,602,306 in 2006; and previously unissued common shares of 85,472 in 2008; 511,907 in 2007 and 49,100 in 2006.
     Upon vesting of RSUs, we issued treasury shares of 544,404 in 2008; 515,209 in 2007 and 128,578 in 2006; and previously unissued common shares of zero in 2008; 12,000 in 2007 and 279,082 in 2006.

Shares available for future grant and reserved for issuance are summarized below:

	As of December 31, 2008
	Long-term Incentive
	and Director	TI Employees 2005
Shares	Compensation Plans	Stock Purchase Plan

Available for future grant	207,593,706	34,945,485
Reserved for issuance	400,526,959	35,985,028

Effect on cash flows
Cash received from the exercise of options was $210 million in 2008, $761 million in 2007 and $418 million in 2006. The related net tax benefit realized was $31 million, $204 million and $146 million (which includes excess tax benefits realized of $19 million, $116 million and $100 million) in 2008, 2007 and 2006.

4. Profit sharing plans

Profit sharing benefits are generally formulaic and determined by one or more subsidiary or company-wide financial metrics. We pay profit sharing benefits primarily under the company-wide TI Employee Profit Sharing Plan. This plan provides for profit sharing to be paid based solely on TI’s operating margin for the full calendar year. Under this plan, TI must achieve a minimum threshold of 10 percent operating margin before any profit sharing is paid. At 10 percent operating margin, profit sharing will be 2 percent of eligible payroll. The maximum amount of profit sharing available under the plan is 20 percent of eligible payroll, which is paid only if TI’s operating margin is at or above 35 percent for a full calendar year.
     We recognized $121 million, $180 million and $149 million of profit sharing expense under the TI Employee Profit Sharing Plan in 2008, 2007 and 2006.

5. Income taxes

Income from continuing operations before income taxes

	U.S.	Non-U.S.	Total

2008	$1,749	$732	$2,481
2007	2,738	954	3,692
2006	2,582	1,043	3,625

TEXAS INSTRUMENTS 2008 ANNUAL REPORT     [ 15 ]

Provision (benefit) for income taxes

	U.S. Federal	Non-U.S.	U.S. State	Total

2008:
Current	$646	$89	$8	$743
Deferred	(214)	43	(11)	(182)
Total	$432	$132	$(3)	$561

2007:
Current	$823	$198	$(4)	$1,017
Deferred	(3)	37	—	34
Total	$820	$235	$(4)	$1,051

2006:
Current	$885	$280	$22	$1,187
Deferred	(198)	11	(13)	(200)
Total	$687	$291	$9	$987

Principal reconciling items from income tax computed at the statutory federal rate follow:

	2008	2007	2006

Computed tax at statutory rate	$868	$1,292	$1,269
Effect of non-U.S. rates	(197)	(94)	(80)
Research and experimentation tax credits	(75)	(69)	(78)
U.S. tax benefits for manufacturing and foreign sales	(18)	(24)	(106)
Other	(17)	(54)	(18)
Total provision for income taxes.	$561	$1,051	$987

The primary components of deferred income tax assets and liabilities at December 31 were as follows:

	December 31,
	2008	2007

Deferred income tax assets:
Postretirement benefit costs recognized in AOCI	$441	$185
Inventories and related reserves	431	369
Stock-based compensation	294	245
Accrued expenses	366	363
Deferred loss and tax credits	207	159
Investments	53	35
Other	98	86
	1,890	1,442
Less valuation allowance	(2)	(5)
	1,888	1,437

Deferred income tax liabilities:
Property, plant and equipment	(91)	(122)
Intangibles	(16)	(25)
Accrued retirement costs (defined benefit and retiree health care)	(140)	(68)
Other	(15)	(107)
	(262)	(322)
Net deferred income tax asset	$1,626	$1,115

[ 16 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

As of December 31, 2008 and 2007, net deferred income tax assets of $1.63 billion and $1.12 billion were presented in the balance sheets, based on tax jurisdiction, as deferred income tax assets of $1.69 billion and $1.16 billion and deferred income tax liabilities of $59 million and $49 million. The increase in net deferred income tax assets from December 31, 2007, to December 31, 2008, exceeds the $182 million deferred tax benefit primarily due to the recording of deferred tax assets associated with postretirement benefit costs recognized in AOCI. We make an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. While these assets are not assured of realization, our assessment is that a valuation allowance is not required for the remaining balance of the deferred tax assets. This assessment is based on our evaluation of relevant criteria including the existence of (a) deferred tax liabilities that can be used to absorb deferred tax assets, (b) taxable income in prior carryback years and (c) future taxable income.
     We have aggregate U.S. and non-U.S. tax loss carryforwards of approximately $225 million, of which $59 million expire through the year 2025.
     Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from these subsidiaries are expected to result in additional tax liability. The remaining undistributed earnings (approximately $2.75 billion at December 31, 2008) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. It is not feasible to determine the amount of unrecognized deferred tax liability on these unremitted earnings.
     Cash payments made for income taxes (net of refunds) were $772 million, $733 million and $1.83 billion for the years ended December 31, 2008, 2007 and 2006.

Uncertain tax positions: We operate in a number of tax jurisdictions and are subject to examination of our income tax returns by tax authorities in those jurisdictions who may challenge any item on these tax returns. Because the matters challenged by authorities are typically complex, their ultimate outcome is uncertain. We recognize accrued interest related to uncertain tax positions and penalties as components of OI&E. Effective January 1, 2007, we adopted the provisions of FIN 48. FIN 48 differs from the prior standards in that it requires companies to determine that it is “more likely than not” that a tax position will be sustained by the appropriate tax authorities before any benefit can be recorded in the financial statements.

The following table summarizes the changes in the total amounts of uncertain tax positions for 2008 and 2007:

	2008	2007

Balance, January 1	$137	$158
Additions based on tax positions related to the current year	18	21
Additions for tax positions of prior years	17	39
Reductions for tax positions of prior years	(24)	(44)
Settlements with tax authorities	—	(37)
Balance, December 31	$148	$137
Interest income (expense) recognized in the year ended December 31	$(6)	$22
Accrued interest as of December 31	$11	$1

Of the $148 million liability for uncertain tax positions as of December 31, 2008, $121 million represents tax positions that, if recognized, would impact the effective tax rate. If these tax positions were recognized, $70 million of deferred tax assets primarily related to the procedures for relief from double taxation would also be recognized.
     As of December 31, 2008, the statute of limitations remains open for U.S. federal tax returns for 1999 and following years. Our returns for the years 2000 through 2006 are the subject of tax treaty procedures for relief from double taxation; and our returns for the years 2003 through 2006 will be the subject of an appeals proceeding in 2009. Cases currently before the United States Tax Court could have an impact on the determination of our uncertain tax positions and the outcome of the 2009 appeals proceeding. It is reasonably possible that the appeals proceeding will be completed within the next 12 months.
     In foreign jurisdictions, the years open to audit represent the years still subject to the statute of limitations. Years still open to audit by foreign tax authorities in major jurisdictions include Germany (2003 onward), France (2006 onward), Japan (2001 onward) and Taiwan (2003 onward).
     We are unable to estimate the range of any reasonably possible increase or decrease in uncertain tax positions that may occur within the next 12 months resulting from the eventual outcome of the years currently under audit or appeal. However, we do not anticipate any such outcome will result in a significant change to our financial condition or results of operations.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT     [ 17 ]

6. Discontinued operations

As discussed in Note 1, in 2006 we sold substantially all of our former Sensors & Controls segment.

The results of operations of our former Sensors & Controls business, which was renamed Sensata Technologies (Sensata), are presented as discontinued operations. The following summarizes results of the discontinued operations for the years ended December 31, 2007 and 2006, included in the consolidated statements of income:

	2007	2006

Revenue	$—	$375
Operating costs and expenses	4	327
Income (loss) from discontinued operations before income taxes	(4)	48
Provision (benefit) for income taxes	(3)	19
Income (loss) from discontinued operations, net of income taxes	(1)	29

Gain on sale of discontinued operations	—	2,554
Provision (benefit) for income taxes	(17)	880
Gain on sale of discontinued operations, net of income taxes	17	1,674

Total income from discontinued operations	$16	$1,703
Income from discontinued operations per common share: (a)
Basic	$0.01	$1.11
Diluted	$0.01	$1.09

(a)	EPS amounts from continuing and discontinued operations may not add to net income per share due to rounding.

Total income from discontinued operations in 2007 includes an income tax benefit related to a reduction of a state tax liability associated with the sale.

7. Financial instruments and risk concentration

Financial instruments: We have derivative financial instruments of insignificant fair value as of December 31, 2008, such as forward foreign currency exchange contracts, forward purchase contracts and investment warrants. Our forward foreign currency exchange contracts outstanding at December 31, 2008, had a notional value of $600 million to hedge our non-U.S. dollar net balance sheet exposures (including $187 million to sell euros, $34 million to sell British pounds and $263 million to sell Japanese yen).
     Cash equivalents, short-term investments, certain long-term investments and deferred compensation liabilities are carried at fair value. The carrying values for other current financial assets and liabilities, such as accounts receivable and accounts payable, approximate fair value due to their short maturity.

Risk concentration: Financial instruments that could subject us to concentrations of credit risk are primarily cash and short-term investments and accounts receivable. In order to manage our credit risk exposure, we place cash investments in investment-grade debt securities and limit the amount of credit exposure to any one issuer. We also limit counterparties on forward foreign currency exchange contracts to investment-grade-rated financial institutions.

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers in our customer base and their dispersion across different industries and geographic areas. We maintain an allowance for losses based on the expected collectibility of accounts receivable. These allowances are deducted from accounts receivable on our balance sheets. Details of these allowances are as follows:

		Additions Charged
	Balance at	to Operating	Recoveries and	Balance at
Accounts Receivable Allowances	Beginning of Year	Results	Write-offs, Net	End of Year

2008	$26	$7	$(3)	$30
2007	$26	$—	$—	$26
2006	$34	$2	$(10)	$26

[ 18 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

8. Cash, cash equivalents and short-term investments

Details of our cash, cash equivalents and short-term investment balances are as follows:

	December 31, 2008		December 31, 2007
	Cash and Cash	Short-term	Cash and Cash	Short-term
	Equivalents	Investments	Equivalents	Investments

Corporate commercial paper, bonds, time deposits	$50	$590	$100	$25
Asset-backed commercial paper	—	—	457	—
U.S. government agency securities	—	409	390	—
U.S. Treasury securities	—	245	—	—
Money market funds	796	—	157	—
Tax-exempt/municipal securities:
Auction-rate securities	—	—	—	1,044
Tax-exempt bonds	—	—	—	35
Mortgage-backed securities — government
sponsored enterprise (GSE) guaranteed	—	139	—	233
Mortgage-backed securities — senior bonds	—	105	—	241
Other	—	6	—	18
Cash on hand	200	—	224	—
Total	$1,046	$1,494	$1,328	$1,596

The primary objectives of our cash equivalent and short-term investment activities are to preserve capital and maintain liquidity while generating appropriate returns. Our investment policy allows for only high-credit-quality securities. As of December 31, 2008, over 99 percent of our cash equivalents and short-term investments were either rated AAA, Aaa or unconditionally guaranteed by a Aaa-rated U.S. government sponsored enterprise (GSE). The value and liquidity of these securities are generally affected by market interest rates, as well as the ability of the issuer to make principal and interest payments when due and the normal functioning of the markets in which they are traded. There were no material impairments of short-term investments or cash equivalents in the periods presented.
     As of December 31, 2008, our cash equivalents included investments in corporate obligations guaranteed by the Federal Deposit Insurance Corporation (FDIC) and in money market funds. Our short-term investments included corporate obligations guaranteed by the FDIC or the Debt Management Office of the United Kingdom, discount notes issued by U.S. government agencies, U.S. Treasury securities and mortgage-backed securities. All of the mortgage-backed securities we held as of December 31, 2008, were either Aaa-rated or unconditionally guaranteed by a Aaa-rated U.S. GSE.
     As of December 31, 2007, we held $1.04 billion of auction-rate securities at par value, which was equal to fair value as of that date. During the first quarter of 2008, we sold $473 million of these auction-rate securities at par through the normal auction process. Beginning in mid-February 2008, liquidity issues in the global credit markets caused the failure of auctions and uncertainty regarding the liquidity of these securities. As a result, beginning in the first quarter of 2008, we reclassified our investments in auction-rate securities with a par value of $571 million from short-term investments to long-term investments (see Note 9).

The following table presents the aggregate maturities of cash equivalents and short-term investments at year-end 2008:

Due	Fair Value

One year or less	$2,015
One to three years	75
Investments with serial maturities (primarily mortgage-backed securities)	250

Gross unrealized gains on cash equivalents and short-term investments were $6 million for the year ending December 31, 2008. There were no gross unrealized gains on cash equivalents and short-term investments for the years ending December 31, 2007 and 2006. Gross unrealized losses were $19 million, $14 million and $23 million, respectively, for these time periods. Unrealized losses for the years ending December 31, 2008 and 2007 were primarily associated with mortgage-backed securities that have been in an unrealized loss position for more than 12 months. Unrealized gains and losses resulted from changes in market interest rates and risk premiums rather than changes in the credit quality of the securities. We have determined that our investment in these cash equivalents and short-term investments are not other-than-temporarily impaired, as we have the ability and intent to hold these investments until their value can be recovered, which may include holding them to their respective maturity dates.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 19 ]

     Proceeds from sales of these securities prior to their scheduled maturity were $1.76 billion, $2.12 billion and $5.34 billion in 2008, 2007 and 2006. Gross realized gains and losses from the sales of these securities were not significant for any periods presented.

9. Long-term investments

Details of long-term investments are as follows:

	December 31,
	2008	2007

Equity investments:
Marketable	$—	$7
Non-marketable	19	44
Venture capital funds:
Equity method	53	65
Cost method	3	3
Mutual funds	96	148
Auction-rate securities	482	—
Total	$653	$267

There were $9 million, $6 million and $6 million of gross realized gains and no gross realized losses from sales of long-term investments in 2008, 2007 and 2006. Other-than-temporary declines and impairments in the values of long-term investments recognized in OI&E were $10 million, $18 million and $8 million in 2008, 2007 and 2006.
     Our long-term investments include auction-rate securities, which are debt instruments with variable interest rates that historically would periodically reset through an auction process. As of December 31, 2008, we held $482 million ($535 million par value) of auction-rate securities. The $53 million difference between fair value and par value is considered temporary and is recorded as an unrealized loss, net of taxes, in AOCI. We have determined that our investments in auction-rate securities are not other-than-temporarily impaired, as we have the ability and intent to hold these investments until their value can be recovered, which may include holding them to their respective maturity dates.
     Since mid-February 2008, conditions in global credit markets have caused the failure of auctions for most auction-rate securities, including those we hold, because the amount of securities submitted for sale in those auctions exceeded the amount of bids. A failed auction is not a default by the issuer of the security. When auctions are not successful, the interest rate moves to a maximum rate defined for each security, and is generally reset periodically at a level higher than defined short-term interest benchmarks. To date, we have collected all interest on all of our auction-rate securities when due, and we expect to continue to do so in the future. The principal associated with failed auctions will not be accessible until successful auctions resume, a buyer is found outside of the auction process or issuers use a different form of financing to replace these securities. Meanwhile, issuers continue to repay principal over time from cash flows prior to final maturity, or make final payments when they come due according to contractual maturities ranging from 14 to 39 years. We understand that issuers and financial markets are working on alternatives that may improve liquidity, but it is not clear when or to what extent such efforts will be successful. We expect that we will receive the principal associated with our auction-rate securities through one of the means described above.
     Since the failure of the auctions in February 2008, $36 million of our auction-rate securities have been redeemed by the issuers at par. Of these redemptions, $15 million involved securities classified as Level 2 for purposes of determining fair value, with the remaining $21 million classified as Level 3 (see Note 10).
     As of December 31, 2008, $500 million par value of our auction-rate securities are backed by pools of student loans guaranteed by the U.S. Department of Education and, based on this guarantee, we continue to believe that the credit quality of these securities is high. As of December 31, 2008, these securities were all rated AAA/Aaa by the major credit rating agencies. The remaining $35 million par value of our auction-rate securities are covered by bond insurance and were rated Aa3 by Moody’s as of December 31, 2008.
     Subsequent to year end, $3 million of our auction-rate securities were redeemed at par in January 2009.
     While our ability to liquidate our auction-rate investments is likely to be limited for some period of time, we do not believe this will materially impact our ability to fund our working capital needs, capital expenditures, dividend payments or other business requirements.

[ 20 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

10. Fair value measurement

As discussed in Note 1, effective January 1, 2008, we adopted SFAS 157 for measuring and reporting financial assets and liabilities at fair value. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

     SFAS 157 establishes a three-level disclosure hierarchy to indicate the level of judgment used to estimate fair value measurements:

     Level 1 – Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.

     Level 2 – Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities valued using models or other pricing methodologies that do not require significant judgment because the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data.

     Level 3 – Uses inputs that are unobservable, supported by little or no market activity and reflect significant management judgment. These values are generally determined using pricing models that utilize management’s estimates of market participant assumptions.

     Investments in auction-rate securities are our only Level 3 assets. In the first quarter of 2008, these assets were transferred from Level 2 because quoted prices from broker-dealers were unavailable due to events described in Note 9. As a result, we use a DCF model to determine the estimated fair value of these investments. Assumptions used in preparing this model include estimates for the amount and timing of future interest and principal payments, and the rate of return required by investors to own these securities in the current environment. In making these assumptions, we considered relevant factors including: the formula for each security that defines the interest rate paid to investors in the event of a failed auction; forward projections of the interest rate benchmarks specified in such formulas; the likely timing of principal repayments; the probability of full repayment considering the guarantees by the U.S. Department of Education of the underlying student loans, guarantees by other third parties, and additional credit enhancements provided through other means; and, publicly available pricing data for recently traded student loan asset-backed securities that are not subject to auctions. Our estimate of the rate of return required by investors to own these securities also considers the current reduced liquidity for auction-rate securities.
     The table below sets forth, by level, our financial assets and liabilities that were accounted for at fair value as of December 31, 2008. The table does not include either cash on hand or assets and liabilities that are measured at historical cost or any basis other than fair value.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 21 ]

	Portion of Carrying Value
	Measured at Fair Value
	Dec. 31, 2008	Level 1	Level 2	Level 3

Items measured at fair value on a recurring basis:

Cash equivalents:
Corporate obligations guaranteed by FDIC	$50	$—	$50	$—
Money market funds	796	796	—	—

Short-term investments:
Corporate obligations guaranteed by FDIC	435	—	435	—
Corporate obligations guaranteed by U.K. government	155	—	155	—
U.S. government agency and Treasury securities	654	654	—	—
Mortgage-backed securities – GSE guaranteed	139	—	139	—
Mortgage-backed securities – senior bonds	105	—	105	—
Other	6	—	6	—

Long-term investments:
Auction-rate securities	482	—	—	482
Mutual funds	96	96	—	—
Total assets	$2,918	$1,546	$890	$482

Deferred credits and other liabilities:
Deferred compensation liabilities	$138	$138	$—	$—

Changes in fair value during the period (pre-tax)

Level 3

Balance, December 31, 2007	$—
Transfers into Level 3	556
Unrealized loss – included in AOCI	(53)
Redemptions at par	(21)
Balance, December 31, 2008	$482

11. Goodwill and other acquisition-related intangibles

As a result of changing our segment reporting structure, we allocated all goodwill related to the former Semiconductor reporting unit to our new reporting units for the purpose of testing goodwill for possible impairment.

Goodwill was allocated to the reporting units based on their relative fair values. Balances as of December 31, 2008, by segment are as follows:

		Embedded
	Analog	Processing	Wireless	Other	Total

Goodwill	$567	$157	$82	$34	$840

There was no impairment of goodwill during 2008 or 2007. The goodwill balances shown on our balance sheets are net of total accumulated amortization of $221 million at year-end 2008 and 2007.
     In 2008 and 2007, we recognized intangible assets associated with acquisitions we made during the year of $13 million and $45 million, respectively, primarily for developed technology, to be amortized over three to five years.
     There were no significant in-process R&D charges associated with 2008 or 2007 acquisitions. In 2006 we recorded a $5 million charge for in-process R&D as a result of the acquisition of Chipcon.

[ 22 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

The following table shows the components of acquisition-related intangible assets that are subject to amortization:

		December 31, 2008			December 31, 2007
		Gross			Gross
	Amortization	Carrying	Accumulated		Carrying	Accumulated
	Period	Amount	Amortization	Net	Amount	Amortization	Net

Acquisition-related intangibles:
Developed technology	3–10 years	$124	$60	$64	$141	$60	$81
Other intangibles	2–7 years	47	20	27	58	24	34
Total		$171	$80	$91	$199	$84	$115

Amortization of acquisition-related intangibles was $37 million, $48 million and $59 million for 2008, 2007 and 2006, primarily related to developed technology. Fully amortized intangible assets are written off against accumulated amortization.

The following table sets forth the estimated amortization of acquisition-related intangibles for the years ended December 31:

2009	$33
2010	32
2011	16
2012	7
2013	3

12. Postretirement benefit plans

On December 31, 2006, we adopted the recognition and disclosure provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS 158 requires us to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our defined benefit pension and other postretirement benefit plans on our balance sheet. Previously unrecognized net actuarial losses and prior service costs are reflected in AOCI, net of tax, and continue to be recognized in future periods as a component of net periodic benefit cost. Actuarial gains and losses and prior service costs that arise in periods subsequent to December 31, 2006, are not recognized as part of net periodic benefit cost in the period incurred but are recognized as a component of other comprehensive income. These amounts are subsequently recognized as a component of future net periodic benefit cost consistent with our past practice. We measure plan assets at fair value in accordance with SFAS 157, Fair Value Measurements.

Plan descriptions: We have various employee retirement plans including defined benefit, defined contribution and retiree health care benefit plans. For qualifying employees, we offer deferred compensation arrangements.

U.S. retirement plans:
Principal retirement plans in the U.S are qualified and non-qualified defined benefit pension plans (all of which closed to new participants after November 1997), a defined contribution plan and an enhanced defined contribution plan.
     Both defined contribution plans offer an employer-matching savings option that allows employees to make pre-tax contributions to various investment choices, including a TI common stock fund. Employees who remain in the qualified defined benefit pension plan may also participate in the defined contribution plan, where employer-matching contributions are provided for up to 2 percent of the employee’s annual eligible earnings. Employees who elected not to remain in the defined benefit pension plan, and employees hired after November 1997 and through December 31, 2003, may participate in the enhanced defined contribution plan. This plan provides for a fixed employer contribution of 2 percent of the employee’s annual eligible earnings, plus an employer-matching contribution of up to 4 percent of the employee’s annual eligible earnings. Employees hired after December 31, 2003, do not receive the fixed employer contribution of 2 percent of the employee’s annual eligible earnings.
     At December 31, 2008 and 2007, as a result of employees’ elections, TI’s U.S. defined contribution plans held shares of TI common stock totaling 32 million shares and 33 million shares valued at $494 million and $1.11 billion. Dividends paid on these shares for 2008 and 2007 totaled $14 million and $11 million.
     Our aggregate expense for employees under the U.S. defined contribution plans was $56 million in each of 2008, 2007 and 2006.
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

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 23 ]

     During 2008 and 2007, the U.S. defined benefit plans made $70 million and $45 million in total benefit payments, of which $16 million in 2008 were accounted for as plan settlements. The majority of the settlements were attributed to the non-qualified plan. During 2008 we made a $100 million contribution to the qualified pension plan. There were no contributions to this plan in 2007; however, we did make payments from non-plan assets related to our non-qualified plans of $12 million in 2008 and $3 million in 2007.

U.S. retiree health care benefit plan:
We offer most of our U.S. employees access to group medical coverage during their retirement. We make a contribution toward the cost of those retiree medical benefits for certain retirees and their dependents. The contribution rates are based upon various factors, the most important of which are an employee’s date of hire, date of retirement, years of service and eligibility for Medicare benefits. The balance of the cost is borne by the plan’s participants. Employees hired after January 1, 2001, are responsible for the full cost of their medical benefits during retirement. During 2008 and 2007 we made contributions to the retiree health care related trusts of $50 million, and $10 million. In addition, we made benefit payments each year of approximately $1 million from non-plan assets.

Non-U.S. retirement plans:
We provide retirement coverage for non-U.S. employees, to the extent we deem appropriate, through separate defined benefit and defined contribution plans. Retirement benefits are generally based on an employee’s years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances. During 2008 and 2007 we contributed $87 million and $77 million to our non-U.S. retirement plans.
     As of December 31, 2008 and 2007, as a result of employees’ elections, TI’s non-U.S. defined contribution plans held 636,983 shares of TI common stock valued at $10 million and 601,115 shares valued at $20 million. Dividends paid on these shares for 2008 and 2007 were not significant.

Effect on the statements of income and balance sheets

Expense related to defined benefit and retiree health care benefit plans was as follows:

							Non-U.S.
	U.S. Defined Benefit			U.S. Retiree Health Care			Defined Benefit
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Service cost	$25	$24	$26	$4	$4	$4	$49	$46	$44
Interest cost	49	43	45	28	25	25	60	52	46
Expected return on plan assets	(45)	(47)	(45)	(27)	(26)	(21)	(83)	(73)	(66)
Amortization of prior service cost	1	—	—	2	2	2	(3)	(3)	(3)
Recognized net actuarial loss	16	20	21	8	6	6	5	9	13
Net periodic benefit cost	46	40	47	15	11	16	28	31	34

Settlement charges	7	2	26	—	—	—	—	—	—
Curtailment charges	1	—	—	11	1	—	—	—	—
Special termination benefit charges	18	3	—	—	—	—	—	—	—
Total, including charges	$72	$45	$73	$26	$12	$16	$28	$31	$34

For the U.S. qualified pension and retiree health care plans, the expected return on plan assets component of net periodic benefit cost is based upon a market-related value of assets. In accordance with U.S. GAAP, the market-related value of assets generally utilizes a smoothing technique whereby certain gains and losses are phased in over a period of three years.

[ 24 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

Changes in the benefit obligations and plan assets for the defined benefit and retiree health care benefit plans were as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit
	2008	2007	2008	2007	2008	2007

Change in plan benefit obligation:
Benefit obligation at beginning of year	$837	$788	$470	$444	$1,683	$1,695
Service cost	25	24	4	4	49	46
Interest cost	49	43	28	25	60	52
Participant contributions	—	—	17	16	4	3
Benefits paid	(54)	(45)	(46)	(48)	(59)	(45)
Medicare subsidy	—	—	3	4	—	—
Plan amendments	—	5	—	—	—	—
Actuarial (gain) loss	21	19	(36)	25	1	(129)
Settlements	(16)	—	—	—	—	—
Curtailments	(13)	—	9	—	—	—
Special termination benefits	18	3	—	—	—	—
Effects of exchange rate changes	—	—	—	—	195	61
Benefit obligation at end of year (BO)	$867	$837	$449	$470	$1,933	$1,683

Change in plan assets:
Fair value of plan assets at beginning of year	$815	$796	$399	$401	$1,686	$1,566
Actual return on plan assets	(92)	61	(80)	19	(368)	21
Employer contributions (funding of qualified plan)	100	—	50	10	87	77
Employer contributions (payments for non-qualified
plans)	12	3	1	1	—	—
Participant contributions	—	—	17	16	4	3
Benefits paid	(54)	(45)	(46)	(48)	(59)	(45)
Settlements	(16)	—	—	—	—	—
Effects of exchange rate changes	—	—	—	—	163	64
Fair value of plan assets at end of year (FVPA)	$765	$815	$341	$399	$1,513	$1,686
Funded status (FVPA – BO) at end of year	$(102)	$(22)	$(108)	$(71)	$(420)	$3

Amounts recognized on the balance sheet as of December 31, 2008:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total

Overfunded retirement plans	$—	$—	$17	$17
Accrued profit sharing and retirement	(4)	—	(3)	(7)
Underfunded retirement plans	(98)	(108)	(434)	(640)
Funded status (FVPA – BO) at end of year	$(102)	$(108)	$(420)	$(630)

Amounts recognized on the balance sheet as of December 31, 2007:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total

Overfunded retirement plans	$19	$—	$86	$105
Accrued profit sharing and retirement	(6)	—	(5)	(11)
Underfunded retirement plans	(35)	(71)	(78)	(184)
Funded status (FVPA – BO) at end of year	$(22)	$(71)	$3	$(90)

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 25 ]

The preceding tables present aggregate information for all plans reported. The following table presents the obligation and asset information for only those defined benefit plans that have either projected benefit obligations in excess of plan assets or accumulated benefit obligations in excess of plan assets.

	U.S. Defined Benefit		Non-U.S. Defined Benefit
	2008	2007	2008	2007

Plans with projected benefit obligations greater than assets:
Projected benefit obligations	$867	$42	$1,729	$141
Plan assets	765	—	1,292	58
Plans with accumulated benefit obligations greater than assets:
Accumulated benefit obligations	$31	$34	$1,513	$93
Plan assets	—	—	1,279	41

Accumulated benefit obligations were $783 million and $764 million at year-end 2008 and 2007 for the U.S. defined benefit plans, and $1.71 billion and $1.48 billion at year-end 2008 and 2007 for the non-U.S. defined benefit plans.

The amounts recorded in AOCI for the years ended December 31, 2008 and 2007, are detailed below by plan type:

			U.S. Retiree		Non-U.S.
	U.S. Defined Benefit		Health Care		Defined Benefit		Total
	Net	Prior	Net	Prior	Net	Prior	Net	Prior
	Actuarial	Service	Actuarial	Service	Actuarial	Service	Actuarial	Service
	Loss	Cost	Loss	Cost	Loss	Cost	Loss	Cost

AOCI balance, December 31, 2007 (net of tax)	$95	$4	$95	$11	$134	$(20)	$324	$(5)
Changes in AOCI by category in 2008:
Annual adjustments	158	—	72	—	528	(13)	758	(13)
Reclassification of recognized transactions	(36)	(2)	(8)	(4)	(5)	3	(49)	(3)
Less tax (benefit) expense	(43)	—	(22)	1	(200)	(1)	(265)	—
Total change to AOCI in 2008	79	(2)	42	(3)	323	(11)	444	(16)
AOCI Balance, December 31, 2008 (net of tax)	$174	$2	$137	$8	$457	$(31)	$768	$(21)

The estimated amounts of unrecognized prior service cost and net actuarial loss included in AOCI as of December 31, 2008, that are expected to be amortized into net periodic benefit cost over the next fiscal year are: $1 million and $17 million for the U.S. defined benefit plans; $2 million and $8 million for the U.S. retiree health care plan; and $(4) million and $43 million for the non-U.S. defined benefit plans.

Assumptions and investment policies

	Defined Benefit		Retiree Health Care
	2008	2007	2008	2007

Weighted average assumptions used to determine benefit obligations:
U.S. discount rate	6.14%	6.26%	6.02%	5.96%
Non-U.S. discount rate	3.15%	3.51%

U.S. average long-term pay progression	3.50%	3.50%
Non-U.S. average long-term pay progression	3.12%	3.43%

Weighted average assumptions used to determine net periodic benefit cost:
U.S. discount rate	6.26%	6.00%	5.96%	6.00%
Non-U.S. discount rate	3.51%	3.08%

U.S. long-term rate of return on plan assets	6.50%	7.00%	7.00%	7.00%
Non-U.S. long-term rate of return on plan assets	4.73%	4.71%

U.S. average long-term pay progression	3.50%	3.50%
Non-U.S. average long-term pay progression	3.43%	3.33%

[ 26 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

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
     Assumptions for the expected long-term rate of return on plan assets are based on future expectations for returns for each asset class and the effect of periodic target asset allocation rebalancing. We adjust the results for the payment of reasonable expenses of the plan from plan assets. We believe our assumptions are appropriate based on the investment mix and long-term nature of the plans’ investments.
     Our rate of return assumption for the U.S. defined benefit plan reflects a multi-year transition to an asset allocation policy with less emphasis on equity investments. This move is designed to better match the plan’s assets with its liability structure as it matures.
     The table below shows target allocation ranges for the plans that hold a substantial majority of the defined benefit assets. The asset allocations for the retiree health care benefit plan are generally intended to represent the long-term targeted mix rather than a current mix.

	U.S. Defined	U.S. Retiree	Non-U.S.
Asset Category	Benefit	Health Care	Defined Benefit

Equity securities	35% – 50%	67%	30% – 60%
Fixed income securities and cash	50% – 65%	33%	40% – 70%

We intend to rebalance the defined benefit plans’ investments when they are not within the target allocation ranges. Additional contributions are invested consistent with the target ranges and may be used to rebalance the portfolio. The investment allocations and individual investments are chosen with regard to the duration of the obligations of each plan. A portion of the retiree health care benefit plan assets are invested in an account within the pension trust and are invested in a like manner as the other pension assets. The majority of the assets in the retiree health care benefit plan are invested in a series of Voluntary Employee Benefit Association (VEBA) trusts.

Weighted average asset allocations at December 31, are as follows:

	U.S. Defined		U.S. Retiree		Non-U.S. Defined
	Benefit		Health Care		Benefit
Asset Category	2008	2007	2008	2007	2008	2007

Equity securities	37%	56%	44%	67%	39%	49%
Fixed income securities	49%	42%	31%	33%	60%	42%
Cash and cash equivalents	14%	2%	25%	0%	1%	9%

There are no significant restrictions on the amount or nature of investments that may be acquired or held by the plans. None of the plan assets related to the defined benefit pension plans and retiree health care benefit plan are directly invested in TI common stock. As of December 31, 2008, we do not expect to return any of the plans’ assets to TI in the next 12 months.
     Contributions to the plans meet or exceed all minimum funding requirements. We expect to contribute $41 million to our non-U.S. retirement plans in 2009.

The following table shows the benefits we expect to pay to participants from the plans in the next ten years. Most of the payments will be made from plan assets and not company assets.

	U.S. Defined	U.S. Retiree	Medicare	Non-U.S. Defined
	Benefit	Health Care	Subsidy	Benefit

2009	$149	$33	$(4)	$59
2010	132	36	(5)	62
2011	123	38	(5)	65
2012	84	40	(5)	70
2013	79	42	(6)	74
2014–2018	308	220	(17)	445

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 27 ]

Assumed health care cost trend rates for the U.S. retiree health care plan at December 31:

	U.S. Retiree Health Care
	2008	2007

Assumed health care cost trend rate for next year:
Attributed to less than age 65	8.5%	9.0%
Attributed to age 65 or greater	8.5%	9.0%
Ultimate trend rate	5.0%	5.0%
Year in which ultimate trend rate is reached:
Attributed to less than age 65	2016	2016
Attributed to age 65 or greater	2016	2016

Increasing or decreasing health care cost trend rates by one percentage point would have increased or decreased the accumulated postretirement benefit obligation for the U.S. retiree healthcare plan at December 31, 2008, by approximately $15 million and the service cost and interest cost components of 2008 plan expense by $1 million.

Deferred compensation arrangements
We have a non-qualified deferred compensation plan, which allows certain highly compensated employees to defer receipt of a portion of their cash compensation. Payments under this plan are made based on the participant’s distribution election and plan balance. Participants can earn a return on their deferred compensation based on hypothetical investments in the same investment funds and TI common stock that are offered in our defined contribution plans. Changes in the market value of the participant deferrals and earnings thereon are reflected as an adjustment to the liability for deferred compensation with an offset to compensation expense.
     As of December 31, 2008, our liability to participants of the deferred compensation plan was $138 million and is recorded in deferred credits and other liabilities. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. We make no contributions to the deferred compensation plan and so remain liable to the participants. However, to serve as an economic hedge against changes in market values of this liability, we invest in similar mutual funds and have entered into a forward purchase contract (explained below). Changes in the fair value of these mutual fund investments are recognized in compensation expense (see Note 10).
     Because no shares of TI common stock are actually held for the account of participants, as of December 31, 2008, we have a forward purchase contract with a commercial bank to acquire 430,000 shares of TI common stock at a fixed price of $18.85 per share at the end of the contract term or, at our option, to settle in cash with the bank. We can unwind all or part of this contract prior to the end of the contract term. The contract is intended to be an economic hedge to minimize the earnings impact from the effect of fluctuations in stock market prices on the portion of the deferred compensation plan obligations that are denominated in TI stock. The changes in the fair value of the forward contract are reflected in compensation expense. Since December 31, 2005, participants have been prohibited from directing any further amount of their balances into TI common stock, so this hedge will remain at or below 430,000 shares of TI common stock in the future.

13. Debt and lines of credit

On April 2, 2007, we retired $43 million of 8.75% notes at maturity. As of December 31, 2008 and 2007, we had no outstanding debt.
     We maintain lines of credit to support commercial paper borrowings, if any, and to provide additional liquidity through bank loans. As of December 31, 2008, we had a revolving credit facility under which a group of banks has committed $1 billion through August 2011, and $920 million thereafter through August 2012. This facility would carry a variable rate of interest indexed to the London Interbank Offered Rate (LIBOR), if drawn. Our Japan subsidiary also has a revolving credit facility for an additional $175 million with a group of banks that would carry a variable rate of interest indexed to LIBOR, if drawn. At December 31, 2008 and 2007, both revolving credit facilities were undrawn, and no commercial paper was outstanding.
     Interest incurred on loans in 2008, 2007 and 2006 was zero, $1 million and $12 million. Of these amounts, $5 million in 2006 was capitalized as a component of capital asset construction costs.

[ 28 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

14. Commitments and contingencies

Operating leases: We conduct certain operations in leased facilities and also lease a portion of our data processing and other equipment. In addition, certain long-term supply agreements to purchase industrial gases are accounted for as operating leases. Lease agreements frequently include purchase and renewal provisions and require us to pay taxes, insurance and maintenance costs. Rental and lease expense incurred was $124 million, $123 million and $125 million in 2008, 2007 and 2006.

Capitalized software licenses: We have licenses for certain electronic design automation software that are accounted for in accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The related liabilities are apportioned between current liabilities (accounts payable) and long-term liabilities (deferred credits and other liabilities) on our balance sheet.

Purchase commitments: Some of our purchase commitments entered in the ordinary course of business provide for minimum payments.

Summary: At December 31, 2008, we had committed to make the following minimum payments under operating leases, capitalized software licenses and purchase commitments:

		Capitalized
	Operating	Software	Purchase
	Leases	Licenses	Commitments

2009	$81	$67	$116
2010	67	22	26
2011	54	18	18
2012	42	3	4
2013	37	—	4
Thereafter	123	—	20

Indemnification guarantees: We routinely sell products with a limited intellectual property indemnification included in the terms of sale. Historically, we have had only minimal, infrequent losses associated with these indemnities. Consequently, we cannot reasonably estimate or accrue for any future liabilities that may result.

Warranty costs/product liabilities: We accrue for known product-related claims if a loss is probable and can be reasonably estimated. During the periods presented, there have been no material accruals or payments regarding product warranty or product liability, and historically we have experienced a low rate of payments on product claims. Consistent with general industry practice, we enter into formal contracts with certain customers that include negotiated warranty remedies. Typically, under these agreements our warranty for semiconductor products includes: three years coverage; an obligation to repair, replace or refund; and a maximum payment obligation tied to the price paid for our products. In some cases, product claims may exceed the price of our products.

General: We are subject to various legal and administrative proceedings. Although it is not possible to predict the outcome of these matters, we believe that the results of these proceedings will not have a material adverse effect upon our financial condition, results of operations or liquidity.

Discontinued operations indemnity: In connection with the sale of the former Sensors & Controls business in 2006, we have agreed to indemnify Sensata for specified litigation matters and certain liabilities, including environmental liabilities. Our indemnification obligations with respect to breaches of representations and warranties and the specified litigation matters are generally subject to a total deductible of $30 million and our maximum potential exposure is limited to $300 million.

15. Stockholders’ equity

We are authorized to issue 10,000,000 shares of preferred stock. No preferred stock is currently outstanding.
     Treasury shares acquired in connection with the board-authorized stock repurchase program in 2008, 2007 and 2006 were 77,162,667 shares; 147,645,809 shares; and 173,580,794 shares. As of December 31, 2008, $3.55 billion of stock repurchase authorizations remain and no expiration date has been specified.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 29 ]

16. Supplemental financial information

Other income (expense) net

	2008	2007	2006

Interest income	$76	$157	$196
Interest on loans	—	(1)	(7)
Settlement of Italian grants (a)	—	—	28
Sales tax refunds (b)	3	—	20
Other (c)	(35)	39	21
Total	$44	$195	$258

(a)	Consists of benefits recognized due to the resolution of matters relating to grants from the government of Italy to a former business.

(b)	Consists of refunds of overpayments attributable to former businesses and interest on refunds relating to settlements of audits of Texas sales and use taxes.

(c)	Includes lease income of approximately $20 million per year, primarily from the purchaser of a former business. As of December 31, 2008, the aggregate amount of non-cancellable future lease payments to be received from these leases is $57 million. These leases contain renewal options. Other also includes miscellaneous non-operational items such as: interest income and expense related to non-investment items such as taxes; gains and losses for our proportionate share of the net income or loss of our limited partnerships accounted for under the equity method; realized gains and losses associated with former equity investments; gains and losses related to former businesses; and, gains and losses from currency exchange rate changes.

Inventories

	December 31,
	2008	2007

Raw materials and purchased parts	$99	$105
Work in process	837	876
Finished goods	439	437
Total	$1,375	$1,418

Property, plant and equipment at cost

		December 31,
	Depreciable Lives	2008	2007

Land	—	$83	$82
Buildings and improvements	5–40 years	2,948	2,895
Machinery and equipment	3–10 years	4,290	4,591
Total		$7,321	$7,568

Authorizations for property, plant and equipment expenditures in future years were $136 million at December 31, 2008.

Accrued expenses and other liabilities

	December 31,
	2008	2007

Accrued salaries, wages and vacation pay	$302	$386
Restructuring	218	20
Customer incentive programs and allowances	135	206
Property and other non-income taxes	91	113
Other	288	392
Total	$1,034	$1,117

[ 30 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

Accumulated other comprehensive income (loss), net of taxes

	December 31,
	2008	2007

Unrealized losses on available-for-sale investments	$(43)	$(5)
Postretirement benefit plans:
Prior service cost	21	5
Net actuarial loss	(768)	(324)
Total	$(790)	$(324)

17. Segment and geographic area data

In the fourth quarter of 2008, we revised our internal financial reporting structure to provide enhanced information about the performance of our major product categories. Prior period segment presentations have been revised to conform to our new reporting structure.
     Our financial reporting structure comprises three reportable segments. These reportable segments, which are established along major product lines having unique design and development requirements, are as follows:

Analog – Analog semiconductors change real-world signals – such as sound, temperature, pressure or images – by conditioning them, amplifying them and often converting them to a stream of digital data so the signals can be processed by other semiconductors, such as DSPs. Analog semiconductors are also used to manage power distribution and consumption. Analog includes high-performance analog and high-volume analog & logic products.

Embedded Processing – Our Embedded Processing products are DSPs (other than DSPs specific to our Wireless segment) and microcontrollers. DSPs perform mathematical computations almost instantaneously to process and improve digital data. Microcontrollers are microprocessors that are designed to control a set of specific tasks for electronic equipment. We make and sell standard, or catalog, Embedded Processing products used in many different applications and custom Embedded Processing products used in specific applications, such as communications infrastructure equipment and automotive.

Wireless – Cell phones require a modem or “baseband” to connect to the wireless carrier’s network. Many of today’s advanced cell phones also require an applications processor to run the phone’s software and services, and semiconductors to enable connectivity to Bluetooth® devices, WiFi networks or GPS location services. We design, make and sell products to satisfy each of these requirements. Wireless products are typically sold in high volumes and our Wireless portfolio includes both standard (or merchant) products and custom products.

     We also have Other, which includes other operating segments that neither meet the quantitative thresholds for individually reportable segments nor are they aggregated with other operating segments. These operating segments primarily include our smaller semiconductor product lines such as DLP® products (primarily used to create high-definition images for business and home theater projectors, televisions and movie projectors); RISC microprocessors (designed to provide very fast computing and are often implemented in servers); and, custom semiconductors known as ASICs. Other also includes handheld graphing and scientific calculators and royalties received for our patented technology that we license to other electronics companies.
     Other may also include certain unallocated income and expenses such as gains and losses on sales of assets; sales tax refunds; and certain litigation costs, settlements or reserves. Except for the few unallocated items just mentioned, we allocate all of our expenses associated with corporate activities to our operating segments based on specific methodologies, such as percentage of operating expenses or headcount.
     With the exception of goodwill, we do not identify or allocate assets by operating segment, nor does the chief operating decision maker evaluate operating segments using discrete asset information. There was no significant intersegment revenue. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 31 ]

Segment information

		Embedded
	Analog	Processing	Wireless	Other	Total

Revenue
2008	$4,857	$1,631	$3,383	$2,630	$12,501
2007	4,927	1,588	4,195	3,125	13,835
2006	4,746	1,554	4,308	3,647	14,255
Operating profit
2008	$1,050	$268	$347	$772	$2,437
2007	1,548	290	763	896	3,497
2006	1,455	253	635	1,024	3,367

Operating profit for each segment includes the following restructuring charges:

	2008	2007

Analog	$60	$18
Embedded Processing	24	4
Wireless	130	20
Other	40	10
Total restructuring expense	$254	$52

The following geographic area data includes revenue, based on product shipment destination and royalty payor location, and property, plant and equipment based on physical location:

Geographic area information

					Rest of
	U.S.	Asia	Europe	Japan	World	Total

Revenue
2008	$1,551	$7,387	$1,875	$1,268	$420	$12,501
2007	1,758	8,013	2,258	1,423	383	13,835
2006	1,868	7,568	2,286	2,008	525	14,255
Property, plant and equipment, net
2008	$1,785	$988	$200	$314	$17	$3,304
2007	2,188	965	190	252	14	3,609
2006	2,517	944	205	271	13	3,950

Major customer
Direct sales to the Nokia group of companies were 18 percent of our revenue in 2008, 16 percent of our revenue in 2007 and 11 percent of our revenue in 2006; if indirect sales such as to contract manufacturers are included, Nokia accounted for 20 percent, 19 percent and 15 percent of our 2008, 2007 and 2006 revenue. Revenue from sales to Nokia is reflected primarily in our Wireless segment.

[ 32 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

Report of independent registered public accounting firm

The Board of Directors
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Instruments Incorporated and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits and income tax uncertainties effective December 31, 2006 and January 1, 2007, respectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009 expressed an unqualified opinion thereon.

Dallas, Texas
February 20, 2009

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 33 ]

Report by management on internal control over financial reporting

The management of TI is responsible for establishing and maintaining effective internal control over financial reporting. TI’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

TI management assessed the effectiveness of internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control – Integrated Framework. Based on our assessment we believe that, as of December 31, 2008, our internal control over financial reporting is effective based on the COSO criteria.

TI’s independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which immediately follows this report.

[ 34 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

Report of independent registered public accounting firm
on internal control over financial reporting

The Board of Directors
Texas Instruments Incorporated

We have audited Texas Instruments Incorporated’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Texas Instruments Incorporated’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report By Management On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Texas Instruments Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Instruments Incorporated and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 20, 2009 expressed an unqualified opinion thereon.

Dallas, Texas
February 20, 2009

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 35 ]

	Years Ended December 31,
	2008	2007	2006 (a)	2005 (b)	2004
Summary of selected financial data
(Millions of dollars, except share and per-share amounts)
Revenue	$12,501	$13,835	$14,255	$12,335	$11,552
Operating costs and expenses (c)	10,064	10,338	10,888	9,776	9,592
Operating profit	2,437	3,497	3,367	2,559	1,960
Other income (expense) net	44	195	258	196	212
Income from continuing operations
before income taxes	2,481	3,692	3,625	2,755	2,172
Provision for income taxes	561	1,051	987	582	481
Income from continuing operations	1,920	2,641	2,638	2,173	1,691
Income from discontinued operations,
net of income taxes	—	16	1,703	151	170
Net income	$1,920	$2,657	$4,341	$2,324	$1,861
Basic income from continuing
operations per common share	$1.47	$1.86	$1.73	$1.33	$0.98
Diluted income from continuing
operations per common share	$1.45	$1.83	$1.69	$1.30	$0.96
Dividends declared per common share	$0.41	$0.30	$0.13	$0.105	$0.089
Average common and dilutive potential
common shares outstanding during year,
in thousands	1,323,856	1,446,350	1,559,772	1,670,916	1,768,073

(a)	Includes a change in depreciation method beginning January 1, 2006.

(b)	Includes the impact of adopting Statement of Financial Accounting Standard No. 123(R), Share-Based Payment, effective July 1, 2005.

(c)	Includes restructuring expenses of $254 million, $52 million and $4 million in 2008, 2007 and 2004.

	December 31,
	2008	2007	2006	2005	2004

Working capital	$4,258	$4,893	$5,776	$7,035	$8,373
Property, plant and equipment, net	3,304	3,609	3,950	3,730	3,794
Total assets	11,923	12,667	13,930	15,063	16,299
Long-term debt	—	—	—	329	368
Stockholders’ equity	9,326	9,975	11,360	11,937	13,063

Employees	29,537	30,175	30,986	30,068	30,446
Stockholders of record	25,107	26,037	27,976	29,848	27,496

	Years Ended December 31,
	2008	2007	2006	2005	2004

Net cash provided by operating activities	$3,330	$4,407	$2,456	$3,614	$2,973
Capital expenditures	763	686	1,272	1,288	1,260
Dividends paid	537	425	199	173	154
Stock repurchases	2,122	4,886	5,302	4,151	753

See Notes to Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

[ 36 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

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

Overview
At Texas Instruments, we design and make semiconductors that we sell to electronics designers and manufacturers all over the world. We began operations in 1930 and are incorporated in Delaware. We are headquartered in Dallas, Texas, and have design, manufacturing or sales operations in more than 30 countries. We have four segments: Analog, Embedded Processing, Wireless and Other. We expect Analog and Embedded Processing to be our primary growth engines in the years ahead, and we therefore focus our resources on these segments.
     We were the world’s fourth largest semiconductor company in 2008 as measured by revenue, according to preliminary estimates from an external source. Additionally, we sell calculators and related products.

Product information
Semiconductors are electronic components that serve as the building blocks inside modern electronic systems and equipment. Semiconductors come in two basic forms: individual transistors and integrated circuits (generally known as “chips”) that combine different transistors on a single piece of material to form a complete electronic circuit. Our semiconductors are used to accomplish many different things, such as converting and amplifying signals, interfacing with other devices, managing and distributing power, processing data, canceling noise and improving signal resolution. Our portfolio includes products that are integral to almost all electronic equipment.
     We sell two general categories of semiconductor products: custom and standard. A custom product is designed for a specific customer for a specific application, is sold only to that customer and is typically sold directly to the customer. A standard product is designed for use by many customers and/or many applications and is generally sold through both distribution and direct channels. Standard products include both proprietary and commodity products.
     Additional information regarding each segment’s products follows.

Analog
Analog semiconductors change real-world signals – such as sound, temperature, pressure or images – by conditioning them, amplifying them and often converting them to a stream of digital data so the signals can be processed by other semiconductors, such as digital signal processors (DSPs). Analog semiconductors are also used to manage power distribution and consumption. Sales from our Analog segment accounted for about 40 percent of our revenue in 2008. The worldwide market for analog semiconductors was about $36 billion in 2008. According to external sources, we have about a 12 percent share in the fragmented analog semiconductor market, which is a leading position. We believe that we are well positioned to increase our share over time.
     During 2008, we discussed our Analog business by reference to high-performance analog and high-volume analog & logic.
     High-performance analog products: These include standard analog semiconductors, such as amplifiers, data converters, low-power radio frequency devices, and interface and power management semiconductors (our standard analog portfolio includes more than 20,000 products), that we market to many different customers (nearly 80,000) who use them in a wide range of products across the industrial, communications, computing and consumer markets. High-performance analog products generally have long life cycles, often 10 to 20 years.
     High-volume analog & logic products: These include two product types. The first, high-volume analog, includes products for specific applications, including custom products for specific customers. The life cycles of our high-volume analog products are generally shorter than those of our high-performance analog products. End markets for high-volume analog products include communications, automotive, computing and many consumer electronics products. The second product type, standard linear and logic, includes commodity products marketed to many different customers for many different applications.
     Beginning with the first quarter of 2009, we will discuss power management semiconductors as a separate category of Analog products, separating it from the high-performance category.

Embedded Processing
Our Embedded Processing products include our DSPs (other than DSPs specific to our Wireless segment) and microcontrollers. DSPs perform mathematical computations almost instantaneously to process and improve digital data. Microcontrollers are microprocessors that are designed to control a set of specific tasks for electronic equipment. Sales of Embedded Processing products accounted for about 15 percent of our revenue in 2008. The worldwide market for embedded processors was about $17 billion in 2008. According to

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 37 ]

external sources, we have about 10 percent market share in this fragmented market, and we believe we are well positioned to increase our share over time.
     An important characteristic of Embedded Processing products is that our customers often invest their own research and development (R&D) to write software that operates on our products. This investment tends to increase the length of our customer relationships because customers prefer to re-use software from one product generation to the next. We make and sell standard, or catalog, Embedded Processing products used in many different applications and custom Embedded Processing products used in specific applications, such as communications infrastructure equipment and automotive.

Wireless
Cell phones require a modem or “baseband” to connect to the wireless carrier’s network. Many of today’s advanced cell phones also require an applications processor to run the phone’s software and services, and semiconductors to enable connectivity to Bluetooth® devices, WiFi networks or GPS location services. We design, make and sell products to satisfy each of these requirements. Wireless products are typically sold in high volumes and our Wireless portfolio includes both standard (or merchant) products and custom products. Sales of Wireless products accounted for about 25 percent of our revenue in 2008, and a significant portion of our Wireless sales were to a single customer.
     As wireless communications have proliferated, consumers have demanded capabilities beyond voice. Smartphones (phones that contain email, media, games and computing capability) represent one of the fastest growing wireless markets. These phones tend to include many semiconductor products. Major handset manufacturers are actively pursuing the smartphone market and increasingly focusing their R&D on applications and services. As a result, we believe customer demand for applications processors will grow as handset manufacturers seek to differentiate their products by providing software and a unique user experience. Our OMAPTM product line has a leading position in the applications processor market and is used by most of the top handset manufacturers.
     Our Wireless segment has been shifting focus from baseband chips, a market with shrinking competitive barriers and slowing growth rates, to applications processors, a market we expect will grow faster than the baseband market. Consistent with this shift in market focus, we are concentrating our Wireless investments on our applications processors and connectivity products. We continue to sell custom baseband products but have discontinued further development of merchant baseband products.

Other
Our Other segment includes revenue from smaller semiconductor product lines and handheld graphing and scientific calculators, and from royalties received for our patented technology that we license to other electronics companies. The semiconductor products in our Other segment include DLP® products (primarily used to create high-definition images for business and home theater projectors, televisions and movie projectors), reduced-instruction set computing (RISC) microprocessors (designed to provide very fast computing and often implemented in servers) and custom semiconductors known as application-specific integrated circuits (ASICs). This segment accounted for about 20 percent of our revenue in 2008.

Inventory
While our inventory practices differ by product, we generally maintain inventory levels that are consistent with our expectations of customer demand.
     For custom semiconductor products, where the risk of obsolescence is higher, we carry lower levels of inventory when possible. These products have a single customer, are sold in high volumes and have comparatively shorter life cycles. Life cycles of these products are often determined by end-equipment upgrade cycles and can be as short as 12 to 24 months.
     For standard semiconductor products, where the risk of obsolescence is low, we generally carry higher levels of inventory. These products usually have many customers and long life cycles, and are often ordered in small quantities. Standard product inventory is sometimes held in unfinished wafer form, giving us greater flexibility to meet final package and test configurations.
     As a result of the following trends, we now tend to carry relatively higher levels of inventory than in past years: standard products have become a larger part of our portfolio; we have increased consignment programs with our largest customers; and our distributors now carry relatively less inventory on average than in the past.
     We manage calculator inventory consistent with expected seasonality.

Manufacturing
Semiconductor manufacturing begins with the wafer fabrication manufacturing process: a sequence of photo-lithographic and chemical processing steps that fabricate a number of semiconductor devices on a thin silicon wafer. Each device on the wafer is tested and the wafer is cut into pieces called chips. Each chip is assembled into a package that then may be retested. The entire process typically requires between twelve and eighteen weeks and takes place in highly specialized facilities.
     We own and operate semiconductor manufacturing sites in North America, Asia and Europe. These facilities include high-volume wafer fabrication plants and assembly/test sites. Our facilities require substantial investment to construct and are largely fixed-cost

[ 38 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

assets once in operation. Because we own much of our manufacturing capacity, a significant portion of our operating cost is fixed. In general, these costs do not decline with reductions in customer demand or utilization of capacity and can adversely affect our profit margins as a result. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, potentially benefiting our profit margins.
     Most of our Analog semiconductors require a lower level of capital investment in manufacturing and equipment than is needed for equivalent production levels of our Embedded Processing and Wireless semiconductors, which are manufactured using advanced logic wafer manufacturing equipment. While analog chips benefit from unique, proprietary wafer manufacturing processes, these processes can be applied using older, less expensive equipment. In addition, these processes and equipment remain usable for much longer than the manufacturing processes and equipment required for advanced logic wafer manufacturing.
     To supplement our internal advanced logic wafer fabrication capacity, maximize our responsiveness to customer demand and minimize our overall capital expenditures, our wafer manufacturing strategy utilizes the capacity of outside suppliers, commonly known as foundries. Our strategy involves installing internal wafer fabrication capacity to a level we believe will remain fully utilized over the equipment’s useful lifetime and then outsourcing remaining capacity needs to foundries. In 2008, external foundries provided about 50 percent of the fabricated wafers for our advanced logic manufacturing needs, but during the fourth quarter of 2008, we significantly reduced our foundry purchases. We expect the proportion of our advanced logic wafers provided by foundries will increase over time. We expect to maintain sufficient internal wafer fabrication capacity to meet substantially all our analog production needs.
     In addition to using foundries to supplement our wafer fabrication capacity, we selectively use subcontractors to supplement our assembly/test capacity. We generally use subcontractors for assembly/test of products that would be less cost-efficient to complete in-house (e.g., relatively low-volume products that are unlikely to keep internal equipment fully utilized), or in the event demand temporarily exceeds our internal capacity. We believe we often have a cost advantage in maintaining internal assembly/test capacity. Accordingly, we have nearly completed an environmentally efficient assembly/test facility in the Philippines, and the facility is in the initial stages of production.
     This internal/external manufacturing strategy is designed to reduce the level of our required capital expenditures, and thereby reduce our subsequent levels of depreciation. Expected end results include less fluctuation in our profit margins due to changing product demand, and lower cash requirements for expanding and updating our manufacturing capabilities. As our internal manufacturing efforts shift to a higher percentage of analog products, an increasing proportion of our capital expenditures is devoted to assembly/test facilities and equipment. This is primarily due to the lower capital needs of analog wafer manufacturing equipment.

Product cycle
The global semiconductor market is characterized by constant, though generally incremental, advances in product designs and manufacturing methods. Chip prices and manufacturing costs tend to decline over time as manufacturing methods and product life cycles mature. Typically, new chips are produced in limited quantities at first and then ramp to high-volume production over time. Consequently, new products tend not to have a significant impact on revenue for one or more quarters after they are introduced. In the discussion below, changes in our shipments are caused by changing demand for our products unless otherwise noted.

Market cycle
The “semiconductor cycle” is an important concept that refers to the ebb and flow of supply, with relatively stable demand. The semiconductor market historically has been characterized by periods of tight supply caused by strengthening demand and/or insufficient manufacturing capacity, followed by periods of surplus inventory caused by weakening demand and/or excess manufacturing capacity. This cycle is affected by the significant time and money required to build and maintain semiconductor manufacturing facilities.

Seasonality
Our revenue and operating results are subject to some seasonal variation. Sales of our semiconductor products are seasonally weaker in the first quarter than in other quarters, particularly for products sold into cell phones and consumer electronics applications that have stronger sales later in the year as manufacturers prepare for the holiday selling season. Calculator revenue is tied to the U.S. back-to-school season and, as a result, is at its highest in the second and third quarters. Royalty revenue is not always uniform or predictable, in part due to the performance of our licensees and in part due to the timing of new license agreements or the expiration and renewal of existing agreements.

Tax considerations
We operate in a number of tax jurisdictions and are subject to several types of taxes including those that are based on income, capital, property and payroll, as well as sales and other transactional taxes. The timing of the final determination of our tax liabilities varies among the various jurisdictions and their taxing authorities. As a result, during any particular reporting period, we might reflect in our financial statements one or more tax refunds or assessments, or changes to tax liabilities, involving one or more taxing authorities.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 39 ]

Discontinued operations
In January 2006, we entered into a definitive agreement to sell substantially all of the former Sensors & Controls segment to an affiliate of Bain Capital, LLC for $3 billion in cash (see Note 6 to the Financial Statements for additional information). The sale was completed on April 27, 2006.

Results of operations

2008 compared with 2007
The year 2008 was marked by a dramatic decrease in global demand for semiconductors in the second half, a decline that accelerated in the fourth quarter. Given this significant change in the economy, we are reducing costs and realigning our expenses and inventory so that our financial performance will remain solid even in a period of prolonged economic weakness. We have focused most of our cost reductions in our non-core product areas and internal support functions. We will continue to invest aggressively in Analog and Embedded Processing and in customer support. We believe these areas will drive our future growth and allow us to achieve our financial objectives.
     The cost reduction actions include an employment reduction, which we announced in January 2009, of 12 percent, through 1,800 layoffs and 1,600 voluntary retirements and departures. Charges for these employment reductions will be about $300 million, a portion of which was recognized in the fourth quarter of 2008. Annualized savings from these reductions, plus those announced in October for the restructuring of the company’s Wireless business, will be about $700 million after all reductions are complete in the third quarter of 2009.
     We expect our results in 2009 will be pressured by lower demand.

Statement of operations — selected items

	For the Years Ended
	December 31,
	2008	2007	2006

Revenue by segment:
Analog	$4,857	$4,927	$4,746
Embedded Processing	1,631	1,588	1,554
Wireless	3,383	4,195	4,308
Other	2,630	3,125	3,647
Revenue	12,501	13,835	14,255
Cost of revenue	6,256	6,466	6,996
Gross profit	6,245	7,369	7,259
Gross profit % of revenue	50.0%	53.3%	50.9%
Research and development (R&D)	1,940	2,140	2,195
R&D % of revenue	15.5%	15.5%	15.4%
Selling, general and administrative (SG&A)	1,614	1,680	1,697
SG&A % of revenue	12.9%	12.1%	11.9%
Restructuring expense	254	52	—
Operating profit	2,437	3,497	3,367
Operating profit % of revenue	19.5%	25.3%	23.6%
Other income (expense) net	44	195	258
Income from continuing operations before income taxes	2,481	3,692	3,625
Provision for income taxes	561	1,051	987
Income from continuing operations	$1,920	$2,641	$2,638
Diluted income from continuing operations per common share	$1.45	$1.83	$1.69

Details of 2008 financial results
Revenue was $12.50 billion, down $1.33 billion, or 10 percent, from 2007. As the year progressed and the global economy weakened, the decline in our revenue accelerated and broadened. In the fourth quarter all segments experienced double-digit declines compared with the year-ago quarter.
     Gross profit was $6.24 billion, or 50.0 percent of revenue, down 15 percent from $7.37 billion in 2007. This decline was due to lower revenue and, to a lesser extent, the impact of lower factory utilization resulting from our efforts to reduce inventory. The decline affected all segments. Last year’s gross profit included a $39 million pre-tax gain on the sale of our broadband digital subscriber line (DSL) customer-premises equipment product line.

[ 40 ]     TEXAS INSTRUMENTS 2008 ANNUAL REPORT

     Operating expenses were $1.94 billion for R&D and $1.61 billion for SG&A. R&D expense decreased $200 million, or 9 percent, from 2007 due to the combination of expense reductions in Wireless and, to a lesser extent, the benefit from our collaborative work with foundries on advanced logic manufacturing technologies. We previously developed these manufacturing technologies almost exclusively in-house. SG&A expense decreased $66 million, or 4 percent, from 2007 due to the combination of lower compensation-related expenses and lower expenses for consumer advertisements for DLP high-definition television products.
     Restructuring charges of $254 million recognized in the fourth quarter of 2008 included $121 million for a portion of the employment actions described above, $109 million for actions announced in October 2008 to re-focus our Wireless segment and $24 million for asset impairments related to an action announced in 2007 to shut down an older digital factory in connection with our decision to work with foundries on advanced logic manufacturing technology. The restructuring costs recognized consisted of $218 million for severance and benefit costs and $36 million related to impairments of long-lived assets. 2007 restructuring costs relating to the factory shutdown were $52 million, consisting of severance and benefit costs of $31 million and acceleration of depreciation on the factory’s assets of $21 million. See Note 2 to the Financial Statements for additional information.
     Operating profit was $2.44 billion, or 19.5 percent of revenue, compared with $3.50 billion, or 25.3 percent of revenue, in 2007. This was a 30 percent decrease due to the decline in revenue and the associated lower gross profit, the impact of underutilized manufacturing assets, and higher restructuring charges. These more than offset a reduction in operating expenses.
     Other income (expense) net (OI&E) was $44 million, a decrease of $151 million from 2007 primarily due to lower interest income. The decrease in interest income from a year ago was primarily due to lower interest rates, and to a lesser extent, lower average interest-bearing investments.
     The tax provision was $561 million, compared with $1.05 billion for the prior year. The decrease was primarily due to lower income before income taxes. The tax provision for 2008 contained net discrete tax benefits of $122 million, primarily resulting from our decision to indefinitely reinvest the accumulated earnings of a non-U.S. subsidiary. The tax provision for 2007 contained net discrete tax benefits of $28 million. See Note 5 to the Financial Statements for a reconciliation of tax rates to the statutory federal tax rate.
     Our annual effective tax rate for 2009 is estimated to be about 24 percent, a decrease from 28 percent in 2008 primarily due to lower income before income taxes.
     Income from continuing operations was $1.92 billion, a decrease of $721 million from 2007. EPS for 2008 was $1.45 per share, compared with $1.83 per share for 2007. The impact of restructuring costs reduced EPS by $0.12 per share in 2008 and by $0.02 per share in 2007. EPS in 2008 benefited $0.12 from a lower number of average shares outstanding as a result of our stock repurchase program.
     Orders were $11.86 billion, which was 13 percent lower than 2007. In the fourth quarter of 2008, orders were $1.86 billion, which was 42 percent lower than in the third quarter of 2008. The declines in both periods reflected lower demand over a broad range of our products.

Segment results
A detailed discussion of our segment results appears below. See Note 17 to the Financial Statements for a description of changes in our segments. When reviewing each segment’s results, bear in mind that restructuring charges negatively impacted each segment’s operating profit as follows:

	2008	2007

Analog	$60	$18
Embedded Processing	24	4
Wireless	130	20
Other	40	10
Total restructuring	$254	$52

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 41 ]

Analog
			2008		2007
	2008	2007	vs. 2007	2006	vs. 2006

Revenue	$4,857	$4,927	-1%	$4,746	4%
Operating profit	1,050	1,548	-32%	1,455	6%
Operating profit % of revenue	21.6%	31.4%		30.7%

Analog revenue was about even with the prior year as growth in shipments of high-performance analog products was more than offset by a decline in shipments of high-volume analog & logic products.
     Operating profit was $1.05 billion, or 21.6 percent of revenue. This was a decrease of $498 million from 2007 due to lower gross profit, and to a lesser extent, higher operating expenses. Higher operating expenses were primarily due to continued investment in R&D and SG&A, reflecting the strategic importance of this segment to our future growth.

Embedded Processing
			2008		2007
	2008	2007	vs. 2007	2006	vs. 2006

Revenue	$1,631	$1,588	3%	$1,554	2%
Operating profit	268	290	-7%	253	15%
Operating profit % of revenue	16.5%	18.3%		16.3%

Embedded Processing revenue grew 3 percent compared with 2007 due to increased shipments during the earlier part of 2008, although revenue declined during the fourth quarter. The increase in revenue from 2007 was due to increased shipments of products for communications infrastructure applications, and to a lesser extent, catalog products. These increases more than offset lower revenue from a decline in shipments of products for automotive applications.
     Operating profit was $268 million, or 16.5 percent of revenue. This was a decrease of $22 million compared with 2007 due to higher restructuring charges.

Wireless
			2008		2007
	2008	2007	vs. 2007	2006	vs. 2006

Revenue	$3,383	$4,195	-19%	$4,308	-3%
Operating profit	347	763	-55%	635	20%
Operating profit % of revenue	10.3%	18.2%		14.7%

Wireless revenue declined $812 million, or 19 percent, from 2007 primarily due to lower shipments of baseband products, and to a lesser extent, lower shipments of OMAP application processors. As announced in December 2006, LM Ericsson Telephone Company added a second supplier of 3G basebands for handset applications, which began to affect our results in the fourth quarter of 2007 and continued to do so in 2008.
     Operating profit was $347 million, or 10.3 percent of revenue. This was a decrease of $416 million from 2007 due to lower gross profit, and to a lesser extent, higher restructuring costs. These decreases were partially offset by lower operating expenses.
     In October 2008, we announced we were exploring the potential sale of our Wireless merchant baseband products operation. We have since discontinued these efforts, as we concluded that a sale would not achieve the same value that we believe we will accomplish by retaining this operation and reducing the investment levels to the minimum required to support our existing customer engagements. See Note 2 to the Financial Statements regarding the associated costs and savings.

[ 42 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

Other
			2008		2007
	2008	2007	vs. 2007	2006	vs. 2006

Revenue	$2,630	$3,125	-16%	$3,647	-14%
Operating profit	772	896	-14%	1,024	-13%
Operating profit % of revenue	29.3%	28.7%		28.1%

Revenue from Other was $2.63 billion in 2008. This was a decline of $495 million, or 16 percent, from 2007 due to, in decreasing order, a decrease in shipments across a broad range of products, the effect of the sale of our DSL customer-premises equipment product line in 2007 and lower royalties.
     Operating profit for 2008 from Other was $772 million, or 29.3 percent of revenue. This was a decrease of $124 million compared with 2007 due to lower revenue.

Prior results of operations

2007 compared with 2006
Certain amounts below have been reclassified to conform to the current financial statement presentation.
     Revenue in 2007 was $13.83 billion, down $420 million, or 3 percent, from 2006. This decrease was primarily due to decreased shipments of RISC microprocessors and DLP products, both of which are included in Other. In addition, although our Wireless revenue benefited from increased shipments of products used in cell phone applications, this benefit was insufficient to offset normal price declines for those products. The collective declines in these areas more than offset strong Analog growth from high-performance analog products.
     Gross profit was $7.37 billion, or 53.3 percent of revenue. This was an increase of $110 million from 2006 due to the combination of a greater percentage of revenue coming from more-profitable Analog and Wireless products, and continued manufacturing cost reductions.
     Operating expenses were $2.14 billion for R&D and $1.68 billion for SG&A. R&D decreased $55 million from 2006 because we benefited from more efficient development of advanced logic manufacturing process technologies through our collaborative work with foundries. SG&A for 2007 decreased $17 million from 2006.
     Operating profit was $3.50 billion, or 25.3 percent of revenue. This was an increase of $130 million, or 4 percent, from 2006 primarily due to strong gross profit, and to a lesser extent, lower operating expenses.
     OI&E was $195 million, a decrease of $63 million primarily due to lower interest income. OI&E in 2006 included benefits from a refund of state sales tax and final settlement of matters related to grants from the Italian government regarding our former memory operations.
     The tax provision was $1.05 billion, compared with $987 million for the prior year. The increase was due to the expiration of the tax benefit for export sales and, to a lesser extent, an increase in income before income taxes. These increases were partially offset by a benefit from changes in net discrete tax items. The tax provision for 2007 contained net discrete tax benefit items of $28 million. The tax provision for 2006 contained net discrete tax expense items of $14 million.
     Income from continuing operations was $2.64 billion, about the same as 2006. Earnings per share from continuing operations were $1.83, up 8 percent from 2006. The increase in earnings per share was due to fewer shares outstanding as a result of our stock repurchases. Average diluted shares outstanding decreased by 114 million shares from 2006, increasing earnings per share by $0.13. Our product portfolio required less capital spending than in past years and is comprised of higher-margin products. As a result, we generated greater levels of cash that we have returned to shareholders through stock repurchases and increased dividends.
     Income from discontinued operations was $16 million, compared with $1.70 billion in 2006, which included a $1.67 billion gain from the sale of our former Sensors & Controls business. Earnings per share from discontinued operations were $0.01, compared with $1.09.
     Net income was $2.66 billion, or $1.84 per share, compared with $4.34 billion or $2.78 per share, in 2006.

Analog
Analog revenue in 2007 was $4.93 billion, an increase of $181 million, or 4 percent, from 2006. The increase was due to increased shipments of high-performance analog products.
     Operating profit was $1.55 billion, or 31.4 percent of revenue. This was an increase of $93 million from 2006 due to higher gross profit partially offset by higher operating expenses.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 43 ]

Embedded Processing
Embedded Processing revenue in 2007 was $1.59 billion, an increase of $34 million, or 2 percent, from 2006, primarily due to higher revenue from automotive products.
     Operating profit was $290 million, or 18.3 percent of revenue. This was an increase of $37 million from 2006 due to higher gross profit.

Wireless
Wireless revenue in 2007 was $4.19 billion, a decrease of $113 million, or 3 percent, from 2006, as increased shipments of products sold into cell phone applications were insufficient to offset normal price declines. Also, the addition by the LM Ericsson Telephone Company of another supplier of 3G basebands for handset applications began to affect our results in the fourth quarter of 2007.
     Operating profit was $763 million, or 18.2 percent of revenue. This was an increase of $128 million from 2006 due primarily to higher gross profit, and to a lesser extent, lower operating expenses.

Other
Other revenue in 2007 was $3.12 billion, down $522 million, or 14 percent, from the prior year, primarily due to lower shipments of RISC microprocessors and, to a lesser extent, of DLP products. Revenue was also lower due to the divestiture of our DSL customer premises equipment product line in the third quarter of 2007.
     Operating profit was $896 million, or 28.7 percent of revenue. This was a decrease of $128 million from 2006 due to lower revenue.

Financial condition
At the end of 2008, total cash (cash and cash equivalents plus short-term investments) was $2.54 billion, down $384 million from the end of 2007. Total cash at year-end 2007 included $1.04 billion of auction-rate securities, which were then classified as short-term investments. Our remaining auction-rate securities of $482 million at year-end 2008 are classified as long-term investments and are not included in total cash at that date. See Notes 8 and 9 to the Financial Statements for additional information.
     Accounts receivable were $913 million at the end of 2008. This was a decrease of $829 million compared with the end of 2007. Days sales outstanding were 33 at the end of 2008, compared with 44 at the end of 2007. The sharp decrease in accounts receivable reflects the significant decrease in shipments to customers during the fourth quarter of 2008, particularly in December.
     Inventory was $1.38 billion at the end of 2008, $43 million lower than a year ago, and a reduction of $200 million from the end of the third quarter of 2008, reflecting the aggressive actions taken to reduce our inventory. Days of inventory at the end of 2008 were 89, compared with 79 at the end of 2007, as the reduction in inventory was less than the decrease in our revenue.
     For the year, depreciation was $1.02 billion, unchanged from 2007. Due to lower revenue in 2008, depreciation rose to 8.2 percent of revenue. Capital expenditures increased in 2008 as we continued to focus on facilities and equipment for manufacturing Analog products. Capital expenditures rose from 5.0 to 6.1 percent of revenue. However, during the fourth quarter we constrained capital expenditures, as we do not need additional near-term manufacturing in the current weak demand environment.

Liquidity and capital resources
Our sources of liquidity are cash flow from operations, cash and cash equivalents, short-term investments and revolving credit facilities.
     Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2008 was $3.33 billion, a decrease of $1.08 billion from the prior year primarily due to lower net income. Cash flow in 2007 included receipt of a $390 million payment associated with a tax refund from settlement of prior-year tax matters.
     We have $1.05 billion of cash and cash equivalents and $1.49 billion of short-term investments as of December 31, 2008. We have a multi-year $1 billion revolving credit facility and a non-U.S. revolving credit facility of $175 million. See Note 13 to the Financial Statements for additional information. As of December 31, 2008, these facilities were not being utilized.
     In 2008, investing activities used $1.18 billion in cash, primarily for capital expenditures, and to a lesser extent, the net purchase of short-term investments. For 2008, capital expenditures were $763 million, an increase of $77 million from 2007 due to higher expenditures for facilities and equipment for manufacturing Analog products.
     For 2008, net cash used in financing activities was $2.43 billion, compared with $4.48 billion in 2007. We used $2.12 billion of cash to repurchase 80 million shares of our common stock in 2008, compared with $4.89 billion used to repurchase 147 million shares of our common stock in 2007. Dividends paid in 2008 of $537 million, compared with $425 million in 2007, reflect the effect of increases in the quarterly dividend rate in the second and fourth quarters of 2007, as well as an increase (to $0.11 per share) in the fourth quarter of 2008. The effect of the dividend rate increases on total dividends paid in 2008 was partially offset by the lower number of shares outstanding. Employee exercises of TI stock options are also reflected in cash from financing activities. In 2008, such exercises provided cash proceeds of $210 million, compared with $761 million in 2007.
     In April 2007, we retired $43 million of outstanding 8.75% notes upon maturity. We have no debt outstanding.

[ 44 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

     In 2007, the board of directors authorized the repurchase of an additional $5 billion of our common stock. Cumulatively, our board of directors has authorized $20 billion in stock repurchases since September 2004. At year-end 2008, $3.55 billion of these authorizations remain.
     We believe we have the necessary financial resources and operating plans to fund our working capital needs, capital expenditures, dividend payments and other business requirements for at least the next 12 months.

Long-term contractual obligations

	Payments Due by Period
Contractual Obligations	2009	2010/2011	2012/2013	Thereafter	Total

Operating lease obligations (a)	$81	$121	$79	$123	$404
Software license obligations (b)	67	40	3	—	110
Purchase obligations (c)	116	44	8	20	188
Retirement plans funding (d)	41	—	—	—	41
Deferred compensation plan (e)	13	29	54	42	138
Total (f)	$318	$234	$144	$185	$881

(a)	Includes minimum payments for leased facilities and equipment, as well as purchases of industrial gases under contracts accounted for as an operating lease.

(b)	Includes payments under license agreements for electronic design automation software.

(c)	Includes contractual arrangements with suppliers where there is a fixed non-cancellable payment schedule or minimum payments due with a reduced delivery schedule. Excluded from the table are cancellable arrangements. However, depending on when certain purchase arrangements may be cancelled, an additional $12 million of cancellation penalties may be required to be paid, which are not reflected in the table.

(d)	Includes the contributions expected to be made during 2009. Funding projections beyond 2009 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plans’ asset performance, interest rates and potential U.S. and international legislation.

(e)	Includes an estimate of payments under this plan for the liability that existed at December 31, 2008.

(f)	Excluded from the table above are $148 million of uncertain tax liabilities under FIN 48. These amounts have been excluded because of the difficulty in making reasonably reliable estimates of the timing of cash settlements with the respective taxing authorities.

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
     Distributor revenue is recognized net of allowances, which are management’s estimates based on analysis of historical data, current economic conditions and contractual terms. These allowances recognize the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities, or are allowed to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. Historical claims data are maintained for each of the programs, with differences among geographic regions

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 45 ]

taken into consideration. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in distributor revenue and inventory levels. Allowances are also adjusted when recent historical data do not represent anticipated future activity.
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

[ 46 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

Valuation of auction-rate securities
The fair value of our auction-rate securities is estimated using a discounted cash flow (DCF) model that requires inputs that are supported by little or no market activity and reflect significant management judgment. Assumptions used in preparing the DCF model include estimates for the amount and timing of future interest and principal payments and the rate of return required by investors to own these securities in the current environment. In making these assumptions, we consider relevant factors including: the formula for each security that defines the interest rate paid to investors in the event of a failed auction; forward projections of the interest rate benchmarks specified in such formulas; the likely timing of principal repayments; the probability of full repayment considering the guarantees by the U.S. Department of Education of the underlying student loans, guarantees by other third parties, and additional credit enhancements provided through other means; and, publicly available pricing data for recently traded student loan asset-backed securities that are not subject to auctions. Our estimate of the rate of return required by investors to own these securities also considers the current reduced liquidity for auction-rate securities. See Note 10 to the Financial Statements for details of fair-value measurements.

Changes in accounting standards
See Note 10 to the Financial Statements for a discussion of the impact of adopting SFAS 157, Fair Value Measurements.
     See Changes in Accounting Standards in Note 1 to the Financial Statements for a discussion of new accounting and reporting standards that have not yet been adopted.

Off-balance sheet arrangements
As of December 31, 2008, we had no significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Commitments and contingencies
See Note 14 to the Financial Statements for a discussion of our commitments and contingencies.

Quantitative and qualitative disclosures about market risk

Foreign exchange risk
The U.S. dollar is the functional currency for financial reporting. We use forward currency exchange contracts to reduce the adverse earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. For example, at year-end 2008, we had forward currency exchange contracts outstanding with a notional value of $600 million to hedge net balance sheet exposures (including $187 million to sell euros, $34 million to sell British pounds and $263 million to sell Japanese yen). Similar hedging activities existed at year-end 2007.
     Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these forward currency exchange contracts, based on year-end 2008 balances and rates, a hypothetical 10 percent plus or minus fluctuation in non-U.S. currency exchange rates would result in a pre-tax currency exchange gain or loss of approximately $13 million.

Interest rate risk
As of December 31, 2008 and 2007, we have no debt. Therefore, our primary exposure to changes in interest rates is limited to the effects on the fair values of our investments in cash equivalents and short-term investments. The effect of changes in interest rates on the fair value of our cash equivalents and short-term investments has not been material during 2008 or 2007 due to the primarily short-term duration of our investments. A hypothetical increase or decrease of 100 basis points in the applicable interest rates associated with these investments as of year-end 2008 would have resulted in a decrease of approximately $17 million and an increase of approximately $15 million in the fair value of these securities, respectively (in the instance of falling rates, the hypothetical change in value assumes that no interest rate on any individual security could drop below zero). Because the coupon rates applicable to our auction-rate securities reset every 7, 28 or 35 days to maximum rates indexed to short-term interest rate benchmarks defined for each security, a change in the general level of interest rates is not expected to cause a significant change in the fair value of our long-term investments in those securities. While an increase in interest rates reduces the fair value of the investment portfolio, we will not recognize the losses in other income (expense) net unless the individual securities are sold prior to recovery or the impairment is determined to be other-than-temporary.

Equity risk
Long-term investments at year-end 2008 include the following:

  Equity investments – includes non-marketable (non-publicly traded) equity securities.
  Investments in venture capital funds – includes investments in limited partnerships (accounted for under either the equity or cost methods).
  Investments in mutual funds – includes mutual funds that were selected to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 47 ]

     Non-marketable equity securities and some venture capital funds are stated at cost. Impairments deemed to be other-than-temporary are expensed in net income. Investments in the remaining venture capital funds are stated using the equity method. Investments in mutual funds are stated at fair value. Changes in prices of the mutual fund investments are expected to offset related changes in deferred compensation liabilities such that a 10 percent increase or decrease in the investments’ fair values would not materially affect operating results. See Note 9 to the Financial Statements for details of equity and other long-term investments.

Quarterly financial data
(Millions of dollars, except per-share amounts)
	Quarter
2008	1st	2nd	3rd	4th

Revenue	$3,272	$3,351	$3,387	$2,491
Gross profit	1,756	1,749	1,643	1,097
Operating profit	807	833	746	51
Net income	$662	$588	$563	$107
Earnings per common share:
Basic earnings per common share	$0.50	$0.45	$0.43	$0.08
Diluted earnings per common share	$0.49	$0.44	$0.43	$0.08

	Quarter
2007	1st	2nd	3rd	4th

Revenue	$3,191	$3,424	$3,663	$3,556
Gross profit (a)	1,646	1,795	1,997	1,931
Operating profit	680	809	1,013	996
Net income	$516	$610	$776	$756
Earnings per common share:
Basic earnings per common share	$0.36	$0.42	$0.55	$0.55
Diluted earnings per common share	$0.35	$0.42	$0.54	$0.54

(a)	To conform to the 2008 presentation, amounts have changed from the prior presentation due to the reclassification of restructuring costs previously reported in cost of revenue ($9 million for the first quarter, $11 million for the second quarter, $13 million for the third quarter and $4 million for the fourth quarter).

Included in the results above were the following items:

	Quarter
2008	1st	2nd	3rd	4th

Federal research tax credit benefit (a)	$—	$—	$—	$67
Restructuring expense (b)	$—	$—	$—	$254

2007	1st	2nd	3rd	4th

Gain on sale of asset (c)	$—	$—	$39	$—
Restructuring expense (b)	$14	$17	$15	$6

(a)	The U.S. federal research tax credit was reinstated in October 2008 and was retroactive to the beginning of 2008.

(b)	See Note 2 to the Financial Statements for additional information.

(c)	Reflects the gain on the sale of our broadband digital subscriber line (DSL) customer-premises equipment semiconductor product line to Infineon Technologies AG for $61 million and recognizing a pre-tax gain of $39 million in cost of revenue.

[ 48 ]    TEXAS INSTRUMENTS 2008 ANNUAL REPORT

Common stock prices and dividends
TI common stock is listed on the New York Stock Exchange and traded principally in that market. The table below shows the high and low closing prices of TI common stock as reported by Bloomberg L.P. and the dividends paid per common share for each quarter during the past two years.

		Quarter
		1st	2nd	3rd	4th

Stock prices:
2008	High	$33.24	$33.00	$29.30	$21.76
	Low	27.51	28.01	21.30	13.38
2007	High	$32.59	$37.78	$39.18	$36.81
	Low	28.32	29.90	32.32	30.41

Dividends paid:
2008		$0.10	$0.10	$0.10	$0.11
2007		$0.04	$0.08	$0.08	$0.10

TEXAS INSTRUMENTS 2008 ANNUAL REPORT    [ 49 ]