Form 10-K, Exhibit 13
period 2009-12-31
TEXAS INSTRUMENTS INC
filed 2010-02-23
CIK 97476

Exhibit 13

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 2

	For Years Ended December 31,
Consolidated statements of income	2009	2008	2007
[Millions of dollars, except share and per-share amounts]
Revenue	$10,427	$12,501	$13,835
Cost of revenue	5,428	6,256	6,466
Gross profit	4,999	6,245	7,369
Research and development	1,476	1,940	2,140
Selling, general and administrative	1,320	1,614	1,680
Restructuring expense	212	254	52
Operating profit	1,991	2,437	3,497
Other income (expense) net	26	44	195
Income from continuing operations before income taxes	2,017	2,481	3,692
Provision for income taxes	547	561	1,051
Income from continuing operations	1,470	1,920	2,641
Income from discontinued operations, net of income taxes	—	—	16
Net income	$1,470	$1,920	$2,657

Basic earnings per common share:
Income from continuing operations	$1.16	$1.46	$1.86
Net income	$1.16	$1.46	$1.87
Diluted earnings per common share:
Income from continuing operations	$1.15	$1.44	$1.82
Net income	$1.15	$1.44	$1.83
Average shares outstanding (millions):
Basic	1,260	1,308	1,417
Diluted	1,269	1,321	1,444
Cash dividends declared per share of common stock	$0.45	$0.41	$0.30

See accompanying notes.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 3

	For Years Ended December 31,
Consolidated statements of comprehensive income	2009	2008	2007
[Millions of dollars]
Income from continuing operations	$1,470	$1,920	$2,641
Other comprehensive income (loss):
Available-for-sale investments:
Unrealized gains (losses), net of tax benefit (expense) of ($9), $20 and ($3)	17	(38)	8
Reclassification of recognized transactions, net of tax benefit (expense) of ($3), $0 and $0	6	—	(1)
Net actuarial loss of defined benefit plans:
Annual adjustment, net of tax benefit (expense) of ($38), $282 and ($19)	91	(476)	5
Reclassification of recognized transactions, net of tax benefit (expense) of ($27), ($17) and ($12)	62	32	28
Prior service cost of defined benefit plans:
Annual adjustment, net of tax benefit (expense) of $1, $1 and $2	(1)	14	(2)
Reclassification of recognized transactions, net of tax benefit (expense) of $3, ($1) and $1	(6)	2	1
Total	169	(466)	39
Total comprehensive income from continuing operations	1,639	1,454	2,680
Income from discontinued operations, net of income taxes	—	—	16
Total comprehensive income	$1,639	$1,454	$2,696

See accompanying notes.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 4

	December 31,
Consolidated balance sheets	2009	2008
[Millions of dollars, except share amounts]
Assets
Current assets:
Cash and cash equivalents	$1,182	$1,046
Short-term investments	1,743	1,494
Accounts receivable, net of allowances	1,277	913
Inventories	1,202	1,375
Deferred income taxes	546	695
Prepaid expenses and other current assets	164	267
Total current assets	6,114	5,790
Property, plant and equipment at cost	6,705	7,321
Less accumulated depreciation	(3,547)	(4,017)
Property, plant and equipment, net	3,158	3,304
Long-term investments	637	653
Goodwill	926	840
Acquisition-related intangibles	124	91
Deferred income taxes	926	990
Capitalized software licenses, net	119	182
Overfunded retirement plans	64	17
Other assets	51	56
Total assets	$12,119	$11,923

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$503	$324
Accrued expenses and other liabilities	841	1,034
Income taxes payable	128	40
Accrued profit sharing and retirement	115	134
Total current liabilities	1,587	1,532
Underfunded retirement plans	425	640
Deferred income taxes	67	59
Deferred credits and other liabilities	318	366
Total liabilities	2,397	2,597
Stockholders’ equity:
Preferred stock, $25 par value. Authorized – 10,000,000 shares.
Participating cumulative preferred. None issued.	—	—
Common stock, $1 par value. Authorized – 2,400,000,000 shares.
Shares issued: 2009 – 1,739,811,721; 2008 – 1,739,718,073	1,740	1,740
Paid-in capital	1,086	1,022
Retained earnings	22,066	21,168
Less treasury common stock at cost.
Shares: 2009 – 499,693,704; 2008 – 461,822,215	(14,549)	(13,814)
Accumulated other comprehensive income (loss), net of taxes	(621)	(790)
Total stockholders’ equity	9,722	9,326
Total liabilities and stockholders’ equity	$12,119	$11,923

See accompanying notes.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 5

	For Years Ended December 31,
Consolidated statements of cash flows	2009	2008	2007
[Millions of dollars]
Cash flows from operating activities:
Net income	$1,470	$1,920	$2,657
Adjustments to net income:
Income from discontinued operations	—	—	(16)
Depreciation	877	1,022	1,022
Stock-based compensation	186	213	280
Amortization of acquisition-related intangibles	48	37	48
Gains on sales of assets	—	—	(39)
Deferred income taxes	146	(182)	34
Increase (decrease) from changes in:
Accounts receivable	(364)	865	40
Inventories	177	43	11
Prepaid expenses and other current assets	35	(125)	13
Accounts payable and accrued expenses	(17)	(382)	77
Income taxes payable	73	38	304
Accrued profit sharing and retirement	(16)	(84)	33
Other	28	(35)	(57)
Net cash provided by operating activities	2,643	3,330	4,407

Cash flows from investing activities:
Additions to property, plant and equipment	(753)	(763)	(686)
Proceeds from sales of assets	—	—	61
Purchases of short-term investments	(2,273)	(1,746)	(5,035)
Sales and maturities of short-term investments	2,030	1,300	5,981
Purchases of long-term investments	(9)	(9)	(30)
Redemptions and sales of long-term investments	64	55	11
Acquisitions, net of cash acquired	(155)	(19)	(87)
Net cash (used in) provided by investing activities	(1,096)	(1,182)	215

Cash flows from financing activities:
Payments on long-term debt	—	—	(43)
Dividends paid	(567)	(537)	(425)
Sales and other common stock transactions	109	210	761
Excess tax benefit from stock option exercises	1	19	116
Stock repurchases	(954)	(2,122)	(4,886)
Net cash used in financing activities	(1,411)	(2,430)	(4,477)

Net increase (decrease) in cash and cash equivalents	136	(282)	145
Cash and cash equivalents at beginning of year	1,046	1,328	1,183
Cash and cash equivalents at end of year	$1,182	$1,046	$1,328

See accompanying notes.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 6

Consolidated statements of stockholders’ equity	Common Stock	Paid-in Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)
[Millions of dollars, except per-share amounts]

Balance, December 31, 2006	$1,739	$885	$17,529	$(8,430)	$(363)

2007
Net income	—	—	2,657	—	—
Dividends declared on common stock ($.30 per share)	—	—	(425)	—	—
Common stock issued on exercise of stock options	1	(437)	—	1,191	—
Stock repurchases	—	—	—	(4,921)	—
Stock-based compensation transactions	—	280	—	—	—
Tax impact from exercise of options	—	204	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	39
Adjustment for uncertain tax positions	—	—	29	—	—
Other	—	(1)	(2)	—	—
Balance, December 31, 2007	1,740	931	19,788	(12,160)	(324)

2008
Net income	—	—	1,920	—	—
Dividends declared on common stock ($.41 per share)	—	—	(537)	—	—
Common stock issued on exercise of stock options	—	(153)	—	360	—
Stock repurchases	—	—	—	(2,014)	—
Stock-based compensation transactions	—	213	—	—	—
Tax impact from exercise of options	—	31	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	(466)
Other	—	—	(3)	—	—
Balance, December 31, 2008	1,740	1,022	21,168	(13,814)	(790)

2009
Net income	—	—	1,470	—	—
Dividends declared on common stock ($.45 per share)	—	—	(567)	—	—
Common stock issued on exercise of stock options	—	(120)	—	226	—
Stock repurchases	—	—	—	(961)	—
Stock-based compensation transactions	—	186	—	—	—
Tax impact from exercise of options	—	(2)	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	169
Other	—	—	(5)	—	—
Balance, December 31, 2009	$1,740	$1,086	$22,066	$(14,549)	$(621)

See accompanying notes.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 7

Notes to financial statements

1. Description of business and significant accounting policies and practices

Business: At Texas Instruments (TI), we design and make semiconductors that we sell to electronics designers and manufacturers all over the world. We have three reportable segments, which are established along major product categories as follows:

Analog – consists of high-performance analog (includes data converters, amplifiers and interface products), high-volume analog & logic and power management,

Embedded Processing – consists of digital signal processors (DSPs) and microcontrollers used in catalog, communications infrastructure and automotive applications, and

Wireless – consists of DSPs and analog used in basebands for handsets, OMAP™ applications processors and connectivity products for wireless applications.

In addition, we report the results of our remaining business activities in Other. Other includes DLP® products, calculators, reduced-instruction set computing (RISC) microprocessors, application-specific integrated circuits (ASIC) products and royalties received for our patented technology that we license to other electronics companies. See Note 14 for additional information on our business segments.

Acquisitions – In the second quarter of 2009, we expanded our microcontroller portfolio by acquiring Luminary Micro for net cash of $51 million and other consideration of $7 million. We recognized $15 million of goodwill, which is not expected to be deductible for tax purposes, $41 million of intangible assets, and $2 million of other net assets and liabilities. The former Luminary Micro operations were integrated into our Embedded Processing segment.
In the first quarter of 2009, we acquired CICLON Semiconductor Device Corporation (CICLON), a designer of high-frequency, high-efficiency power management semiconductors, for net cash of $104 million and other consideration of $7 million. We recognized $70 million of goodwill, which is not expected to be deductible for tax purposes, $40 million of intangible assets, and $1 million of other net assets and liabilities. The former CICLON operations were integrated into our Analog segment.
In the second quarter of 2008, to obtain design expertise and technology, we made two acquisitions, both of which were integrated into our Analog segment, for net cash of $19 million. We recognized $2 million of goodwill and $13 million of intangible assets.
During 2007, to obtain design expertise and technology, we made three acquisitions, including an asset acquisition, for net cash of $87 million. The asset acquisition was integrated into our Wireless segment and the remaining two acquisitions were integrated into our Analog segment. We recognized $48 million of goodwill and $45 million of intangible assets.
With the exception of the asset acquisition, all acquisitions were accounted for as purchase business combinations. The results of operations for these acquisitions have been included in our financial statements from their respective acquisition dates. Pro forma information has not been presented for these acquisitions because it would not be materially different from amounts reported.

Dispositions – In July 2007, we completed the sale of our broadband digital subscriber line (DSL) customer-premises equipment semiconductor product line, which was included in Other, to Infineon Technologies AG (Infineon) for $61 million and recognized a pre-tax gain of $39 million in cost of revenue.

Discontinued operations – Income from discontinued operations in 2007 of $16 million (or $0.01 per share) includes an income tax benefit related to a reduction of a state tax liability associated with the sale of our former Sensors & Controls business, which was renamed Sensata Technologies (Sensata).

Basis of presentation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The basis of these financial statements is comparable for all periods presented herein, except for the adoption of:

•	A new accounting standard on business combinations as of January 1, 2009, the impact of which was not significant, and
•
A new accounting standard on fair-value measurements for financial assets and liabilities as of January 1, 2008, and for non-financial assets and liabilities as of January 1, 2009, which primarily resulted in additional disclosures regarding fair-value measurements.

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

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 8

Revenue recognition: We recognize revenue from direct sales of our products to our customers, including shipping fees, when title passes to the customer, which usually occurs upon shipment or delivery, depending upon the terms of the sales order; when persuasive evidence of an arrangement exists; and when collectibility is reasonably assured. Estimates of product returns for quality reasons and of price allowances (based on historical experience, product shipment analysis and customer contractual arrangements) are recorded when revenue is recognized. Allowances include volume-based incentives and special pricing arrangements. In addition, we record allowances for accounts receivable that we estimate may not be collected.
We recognize revenue from direct sales of our products to our distributors, net of allowances, consistent with the principles discussed above. Title transfers to the distributors at delivery or when the products are pulled from consignment inventory and payment is due on our standard commercial terms; payment terms are not contingent upon resale of the products. We also grant discounts to some distributors for prompt payments. We calculate credit allowances based on historical data, current economic conditions and contractual terms. For instance, we sell to distributors at standard published prices, but we may grant them price adjustment credits in response to individual competitive opportunities they may have. To estimate allowances for this type of credit, we use statistical percentages of revenue, determined quarterly, based upon recent historical adjustment trends.
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
We determine the amount and timing of royalty revenue based on our contractual agreements with intellectual property licensees. We recognize royalty revenue when earned under the terms of the agreements and when we consider realization of payment to be probable. Where royalties are based on a percentage of licensee sales of royalty-bearing products, we recognize royalty revenue by applying this percentage to our estimate of applicable licensee sales. We base this estimate on historical experience and an analysis of each licensee’s sales results. Where royalties are based on fixed payment amounts, we recognize royalty revenue ratably over the term of the royalty agreement. Where warranted, revenue from licensees may be recognized on a cash basis.
We include shipping and handling costs in cost of revenue.

Stock-based compensation: We have several stock-based employee compensation plans, which are more fully described in Note 3. We account for all awards granted under those plans at fair value and estimate fair values for non-qualified stock options using the Black-Scholes option-pricing model with the assumptions listed in Note 3.

Advertising costs: We expense advertising and other promotional costs as incurred. This expense was $42 million in 2009, $123 million in 2008 and $194 million in 2007.

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

Earnings per share (EPS): In 2008, the Financial Accounting Standards Board (FASB) issued an update to Accounting Standards Codification (ASC) 260, Earnings per Share, that required us to calculate EPS using the two-class method beginning January 1, 2009. As a result, unvested awards of share-based payments with rights to receive dividends or dividend equivalents, such as our restricted stock units (RSUs), are considered to be participating securities. Under the two-class method, a portion of income from continuing operations or net income is allocated to these participating securities and, therefore, is excluded from the calculation of EPS allocated to common stock, as shown in the table below. We have adopted the two-class method retroactively and, as a result, all prior period earnings per share data presented herein have been adjusted to conform to these provisions. The adoption of this standard resulted in a decrease of $.01 per share to the previously reported basic and diluted EPS for 2008 and a decrease of $.01 to the previously reported diluted EPS for 2007.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 9

Computation and reconciliation of earnings per common share from continuing operations are as follows (shares in millions):

	2009			2008			2007
	Income from Continuing Operations	Shares	EPS	Income from Continuing Operations	Shares	EPS	Income from Continuing Operations	Shares	EPS
Basic EPS:
Income	$1,470			$1,920			$2,641
Less income allocated to RSUs	(14)			(12)			(10)
Income allocated to common stock for basic EPS calculation	$1,456	1,260	$1.16	$1,908	1,308	$1.46	$2,631	1,417	$1.86

Adjustment for dilutive shares:
Stock-based compensation plans		9			13			27

Diluted EPS:
Income	$1,470			$1,920			$2,641
Less income allocated to RSUs	(14)			(12)			(10)
Income allocated to common stock for diluted EPS calculation	$1,456	1,269	$1.15	$1,908	1,321	$1.44	$2,631	1,444	$1.82

Options to purchase 135 million, 123 million and 46 million shares of common stock were outstanding during 2009, 2008, and 2007 that were not included in the computation of diluted earnings per share because their exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

Investments: We present investments on our balance sheets as cash equivalents, short-term investments or long-term investments. More specific details are as follows:

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

Long-term investments: Long-term investments consist of auction-rate securities (debt instruments with variable interest rates), mutual funds, venture capital funds and non-marketable equity securities.

Classification of investments: Depending on our reasons for holding the investment and our ownership percentage, we classify investments in securities as available-for-sale, trading, equity method or cost method investments, which are more fully described in Note 7. We determine cost or amortized cost, as appropriate, on a specific identification basis.

Inventories: Inventories are stated at the lower of cost or estimated net realizable value. Cost is generally computed on a currently adjusted standard cost basis, which approximates costs on a first-in first-out basis. Standard costs are based on the normal utilization of installed factory capacity. Costs associated with underutilization of capacity are expensed as incurred. Inventory held at consignment locations is included in our finished goods inventory, as we retain full title and rights to the product.
We review inventory quarterly for salability and obsolescence. A specific allowance is provided for inventory considered unlikely to be sold. Remaining inventory includes a salability and obsolescence allowance based on an analysis of historical disposal activity. We write off inventory in the period in which disposal occurs.

Property, plant and equipment and other capitalized costs: Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. We amortize acquisition-related intangibles on a straight-line basis over the estimated economic life of the assets. Capitalized software licenses generally are amortized on a straight-line basis over the term of the license. Fully depreciated or amortized assets are written off against accumulated depreciation or amortization.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 10

Impairments of long-lived assets: We regularly review whether facts or circumstances exist that indicate the carrying values of property, plant and equipment or other long-lived assets, including intangible assets, are impaired. We assess the recoverability of assets by comparing the projected undiscounted net cash flows associated with those assets to their respective carrying amounts. Any impairment charge is based on the excess of the carrying amount over the fair value of those assets. Fair value is determined by available market valuations, if applicable, or by discounted cash flows (DCF).

Goodwill: Goodwill is not amortized but is reviewed for impairment annually, or more frequently if certain impairment indicators arise. We complete our annual goodwill impairment tests as of October 1 for our reporting units. The test compares the fair value for each reporting unit to its associated carrying value including goodwill.

Foreign currency: The functional currency for our non-U.S. subsidiaries is the U.S. dollar. Accounts recorded in currencies other than the U.S. dollar are remeasured into the functional currency. Current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at the end of each reporting period. Inventories, and property, plant and equipment and depreciation thereon, are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate daily rate of exchange. Currency exchange gains and losses from remeasurement are credited or charged to other income (expense) net (OI&E).

Derivatives and hedging: We use derivative financial instruments to manage exposure to foreign exchange risk. These instruments are primarily forward foreign currency exchange contracts that are used as economic hedges to reduce the earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures or for specified non-U.S. dollar forecasted transactions. Gains and losses from changes in the fair value of these forward foreign currency exchange contracts are credited or charged to OI&E. We do not use derivatives for speculative or trading purposes. We do not apply hedge accounting to our foreign currency derivative instruments.

Changes in accounting standards: In June 2009, the FASB Accounting Standards Codification™ (Codification) became the single source of authoritative U.S. GAAP. The Codification did not create any new GAAP standards, but incorporated existing accounting and reporting standards into a new topical structure with a new referencing system to identify authoritative accounting standards, replacing the prior references to Statement of Financial Accounting Standards (SFAS), Emerging Issues Task Force (EITF), FASB Staff Position (FSP), etc. Authoritative standards included in the Codification are designated by their ASC topical reference, and new standards issued after July 1, 2009, are designated as Accounting Standards Updates (ASUs), with a year and assigned sequence number. References to prior standards have been updated to reflect the new system.
In October 2009, the FASB concurrently issued the following ASUs:

•
ASU No. 2009 – 14 - Software (Topic 985): Certain Revenue Arrangements That Include Software Elements. This standard removes tangible products from the scope of software revenue recognition guidance and also provides guidance on determining whether software deliverables in an arrangement that includes a tangible product, such as embedded software, are within the scope of the software revenue guidance.

•
ASU No. 2009 – 13 - Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This standard modifies the revenue recognition guidance for arrangements that involve the delivery of multiple elements, such as product, software, services and support, to a customer at different times as part of a single revenue generating transaction. This standard provides principles and application guidance to determine whether multiple deliverables exist, how the individual deliverables should be separated and how to allocate the revenue in the arrangement among those separate deliverables. The standard also expands the disclosure requirements for multiple deliverable revenue arrangements.

We expect to apply these standards on a prospective basis for revenue arrangements entered into or materially modified beginning January 1, 2011. We have evaluated the potential impact of these standards and expect they will have no significant impact on our financial position and results of operations.

2. Restructuring activities

Costs incurred with restructuring activities generally consist of voluntary and involuntary severance-related expenses, asset impairments and other costs to exit activities. We recognize voluntary termination benefits when the employee accepts the offered benefit arrangement. We recognize involuntary severance-related expenses depending on whether the termination benefits are provided under an ongoing benefit arrangement or under a one-time benefit arrangement. We recognize involuntary severance-related expenses associated with an ongoing benefit arrangement once they are probable and the amounts are estimable. We recognize involuntary severance-related expenses associated with a one-time benefit arrangement once the benefits have been communicated to employees.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 11

Restructuring activities have also resulted in asset impairments, which are included in restructuring expense and are recorded as an adjustment to the basis of the asset, not as a liability relating to a restructuring charge. When we commit to a plan to abandon a long-lived asset before the end of its previously estimated useful life, we accelerate the recognition of depreciation to reflect the use of the asset over its shortened useful life. When an asset is held to be sold, we write down the carrying value to its net realizable value and cease depreciation.

2008 and 2009 actions
In October 2008, we announced actions to reduce expenses in our Wireless segment, especially our baseband operation. In January 2009, we announced actions that included broad-based employment reductions to align our spending with weakened demand. Combined, these actions eliminated about 3,900 jobs; they were completed in 2009.

2007 actions
In January 2007, we announced plans to change how we develop advanced digital manufacturing process technology. Instead of separately creating our own core process technology, we now work collaboratively with our foundry partners to specify and drive the next generations of digital process technology. Additionally, we stopped production at an older digital factory. These actions eliminated about 300 jobs and were completed in 2007.

The table below reflects the changes in accrued restructuring balances associated with these actions:

	2008 and 2009 Actions			2007 Action
	Severance and Benefits		Impairments and Other Charges	Impairments and Other Charges	Total
Accrual at December 31, 2007	$—		$—	$17	$17
Restructuring expense	218		12	24	254
Non-cash charges	(30	)*	(7)	(28)	(65)
Payments	(2)		—	(8)	(10)
Remaining accrual at December 31, 2008	186		5	5	196

Restructuring expense	201		11	—	212
Non-cash (charges) credit	(26	)*	1	(4)	(29)
Payments	(277)		(7)	—	(284)
Remaining accrual at December 31, 2009	$84		$10	$1	$95

* Reflects charges and credits for postretirement benefit plan settlement, curtailment and special termination benefits.

The accrual balances above are a component of Accrued expenses and other liabilities or Deferred credits and other liabilities on our balance sheets, depending on the expected timing of payment.

Restructuring expense recognized by segment from the actions above are as follows:

	2009	2008	2007
Analog	$87	$60	$18
Embedded Processing	43	24	4
Wireless	59	130	20
Other	23	40	10
Total restructuring expense	$212	$254	$52

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 12

3. Stock-based compensation

	2009	2008	2007
Stock-based compensation expense recognized:
Cost of revenue	$35	$41	$53
Research and development	54	62	83
Selling, general and administrative	97	110	144
Total	$186	$213	$280

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

Fair value methods and assumptions
We estimate the fair values for non-qualified stock options under the long-term incentive plans and director plans using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008	2007
Weighted average grant date fair value, per share	$5.43	$8.86	$9.72
Weighted average assumptions used:
Expected volatility	48%	31%	28%
Expected lives	5.9 yrs	5.7 yrs	5.6 yrs
Risk-free interest rates	2.63%	3.01%	4.73%
Expected dividend yields	2.94%	1.34%	0.57%

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
Expected dividend yields are based on the approved annual dividend rate in effect and the current market price of our common stock at the time of grant. No assumption for a future dividend rate change is included unless there is an approved plan to change the dividend in the near term.
The fair value per share of RSUs that we grant is determined based on the market price of our common stock on the date of grant.
The TI Employees 2005 Stock Purchase Plan is a discount-purchase plan and consequently, the Black-Scholes option-pricing model is not used to determine the fair value per share of these awards. The fair value per share under this plan equals the amount of the discount.

Long-term incentive and director compensation plans
We have stock options outstanding to participants under the Texas Instruments 1996 Long-Term Incentive Plan, the Texas Instruments 2000 Long-Term Incentive Plan, the Texas Instruments 2003 Long-Term Incentive Plan and the Texas Instruments 2009 Long-Term Incentive Plan. No further grants may be made under the 1996, 2000 or 2003 plans. We also assumed stock options granted under the Burr-Brown 1993 Stock Incentive Plan and the Radia Communications, Inc. 2000 Stock Option/Stock Issuance Plan. Unless the options are acquisition-related replacement options, the option price per share may not be less than 100 percent of the fair market value of our common stock on the date of the grant. Substantially all the options have a 10-year term and vest ratably over four years. Our options generally continue to vest after the option recipient retires.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 13

We have RSUs outstanding under the 2000 Long-Term Incentive Plan, the 2003 Long-Term Incentive Plan and the 2009 Long-Term Incentive Plan. Each RSU represents the right to receive one share of TI common stock on the vesting date, which is generally four years after the date of grant. Upon vesting, the shares are issued without payment by the grantee. RSUs generally do not continue to vest after the recipient’s retirement date.
Under the 2009 Long-Term Incentive Plan approved by stockholders in April 2009, we may grant stock options, including incentive stock options, restricted stock and RSUs, performance units and other stock-based awards. The plan provides for the issuance of 75,000,000 shares of TI common stock. Shares issued under acquisition-related replacement awards do not count against the shares available for grant under the plan. In addition, if a stock-based award (other than an acquisition-related replacement award) under any predecessor plan terminates, the unissued shares subject to the award become available for grant under the 2009 plan.
Under our 2003 Director Compensation Plan, we made annual grants of stock options, RSUs and other stock-based awards to each non-employee director. Beginning in 2007, the plan provided for annual grants of 2,500 RSUs and of a stock option for 7,000 shares. The plan also provided for a one-time grant of 2,000 RSUs to each new non-employee director of TI. No further grants of stock-based awards may be made under the 2003 Director Compensation Plan.
In April 2009, our stockholders approved the Texas Instruments 2009 Director Compensation Plan. The plan permits the grant of stock options, RSUs and other stock-based awards to non-employee directors, as well as issuance of TI common stock upon the distribution of stock units credited to deferred-compensation accounts established for such directors. The plan provides for annual grants to non-employee directors, and for a one-time grant of RSUs to each new non-employee director, at the same levels described above under the 2003 plan. The plan provides for the issuance of 2,000,000 shares of TI common stock.

Stock option and RSU transactions under the above-mentioned long-term incentive and director compensation plans (including assumed stock options previously granted under the Burr-Brown and Radia Communications, Inc. plans) during 2009 were as follows:

	Stock Options		Restricted Stock Units
	Shares	Weighted Average Exercise Price per Share	Shares	Weighted Average Grant-Date Fair Value per Share
Outstanding grants, December 31, 2008	182,465,078	$31.29	10,350,724	$28.63
Granted	15,227,681	14.99	5,778,648	15.78
Vested RSUs	—	—	(1,149,500)	24.05
Expired and forfeited	(19,659,953)	27.91	(570,870)	28.02
Exercised	(3,319,584)	16.67	—	—
Outstanding grants, December 31, 2009	174,713,222	$30.53	14,409,002	$23.86

The weighted average grant-date fair value of RSUs granted during the years 2009, 2008 and 2007 was $15.78, $29.09 and $29.46 per share. For the years ended December 31, 2009, 2008 and 2007, the total fair value of shares vested from RSU grants was $28 million, $20 million and $12 million.

Summarized information about stock options outstanding under the various long-term plans mentioned above at December 31, 2009, is as follows:

Stock Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding (shares)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price per Share	Number Exercisable (shares)	Weighted Average Exercise Price per Share
$.26 to 10.00	40,159	2.6	$5.32	40,159	$5.32
10.01 to 20.00	39,622,107	5.4	15.76	24,552,126	16.24
20.01 to 30.00	53,831,869	4.6	25.87	43,773,811	25.11
30.01 to 40.00	51,033,106	4.0	33.08	46,645,309	33.14
40.01 to 50.00	329,260	0.9	43.87	329,260	43.87
50.01 to 84.32	29,856,721	0.5	54.05	29,856,721	54.05
$.26 to 84.32	174,713,222	3.9	$30.53	145,197,386	$32.18

During the years ended December 31, 2009, 2008 and 2007, the aggregate intrinsic value (i.e., the difference in the closing market price and the exercise price paid by the optionee) of options exercised under these plans was $21 million, $110 million and $606 million.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 14

Summarized information as of December 31, 2009, about outstanding stock options that are vested and expected to vest, as well as stock options that are currently exercisable, is as follows:

	Outstanding Stock Options (Fully Vested and Expected to Vest) (a)	Options Exercisable
Number of outstanding (shares)	173,539,877	145,197,386
Weighted average remaining contractual life	3.9 yrs	3.0 yrs
Weighted average exercise price per share	$30.60	$32.18
Intrinsic value	$475	$316

(a)	Includes effects of expected forfeitures. Excluding the effects of expected forfeitures, the aggregate intrinsic value of stock options outstanding was $483 million.

As of December 31, 2009, the total future compensation cost related to unvested stock options and RSUs not yet recognized in the statements of income was $117 million and $139 million. Of that total, $118 million, $85 million, $48 million and $5 million will be recognized in 2010, 2011, 2012 and 2013.

Employee stock purchase plan
Under the TI Employees 2005 Stock Purchase Plan, options are offered to all eligible employees in amounts based on a percentage of the employee’s compensation. Under the plan, the option price per share is 85 percent of the fair market value on the exercise date, and options have a three-month term.
Options outstanding under the plan at December 31, 2009, had an exercise price of $22.11 per share (85 percent of the fair market value of TI common stock on the date of automatic exercise). Of the total outstanding options, none were exercisable at year-end 2009.

Employee stock purchase plan transactions during 2009 were as follows:

	Employee Stock Purchase Plan (shares) (a)	Exercise Price
Outstanding grants, December 31, 2008	1,039,543	$13.64
Granted	3,009,785	17.75
Exercised	(3,469,647)	15.79
Outstanding grants, December 31, 2009	579,681	$22.11

(a)	Excludes options offered but not granted.

The weighted average grant-date fair value of options granted under the employee stock purchase plans during the years 2009, 2008 and 2007 was $3.13, $3.37 and $5.10 per share. During the years ended December 31, 2009, 2008 and 2007, the total intrinsic value of options exercised under these plans was $10 million, $11 million and $11 million.

Effect on shares outstanding and treasury shares
Our practice is to issue shares of common stock upon exercise of stock options generally from treasury shares and, on a limited basis, from previously unissued shares. We settled stock option plan exercises using treasury shares of 6,695,583 in 2009; 11,217,809 in 2008 and 39,791,295 in 2007; and previously unissued common shares of 93,648 in 2009; 85,472 in 2008 and 511,907 in 2007.
Upon vesting of RSUs, we issued treasury shares of 977,728 in 2009; 544,404 in 2008 and 515,209 in 2007; and previously unissued common shares of zero in 2009; zero in 2008 and 12,000 in 2007.

Shares available for future grant and reserved for issuance are summarized below:

	As of December 31, 2009
Shares	Long-term Incentive and Director Compensation Plans	TI Employees 2005 Stock Purchase Plan
Available for future grant	79,542,009	31,935,700
Reserved for issuance (a)	268,802,866	32,515,381

(a)
Includes 138,633 shares credited to directors’ deferred compensation accounts that may settle in shares of TI common stock on a one-for-one basis. These shares are not included as grants outstanding at December 31, 2009.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 15

Effect on cash flows
Cash received from the exercise of options was $109 million in 2009, $210 million in 2008 and $761 million in 2007. The related net tax impact realized was ($2) million, $31 million and $204 million (which includes excess tax benefits realized of $1 million, $19 million and $116 million) in 2009, 2008 and 2007.

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
We recognized $102 million, $121 million and $180 million of profit sharing expense under the TI Employee Profit Sharing Plan in 2009, 2008 and 2007.

5. Income taxes

Income from continuing operations before income taxes	U.S.	Non-U.S.	Total
2009	$1,375	$642	$2,017
2008	1,749	732	2,481
2007	2,738	954	3,692

Provision (benefit) for income taxes	U.S. Federal	Non-U.S.	U.S. State	Total
2009:
Current	$334	$63	$4	$401
Deferred	117	30	(1)	146
Total	$451	$93	$3	$547

2008:
Current	$646	$89	$8	$743
Deferred	(214)	43	(11)	(182)
Total	$432	$132	$(3)	$561

2007:
Current	$823	$198	$(4)	$1,017
Deferred	(3)	37	—	34
Total	$820	$235	$(4)	$1,051

Principal reconciling items from income tax computed at the statutory federal rate follow:

	2009	2008	2007
Computed tax at statutory rate	$706	$868	$1,292
Effect of non-U.S. rates	(101)	(197)	(94)
Research and development tax credits	(28)	(75)	(69)
U.S. tax benefits for manufacturing and foreign sales	(21)	(18)	(24)
Other	(9)	(17)	(54)
Total provision for income taxes	$547	$561	$1,051

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 16

The primary components of deferred income tax assets and liabilities were as follows:

	December 31,
	2009	2008
Deferred income tax assets:
Postretirement benefit costs recognized in AOCI	$380	$441
Inventories and related reserves	347	428
Stock-based compensation	339	294
Accrued expenses	219	293
Deferred loss and tax credit carryforwards	201	180
Intangibles	71	77
Investments	40	58
Other	93	132
	1,690	1,903
Less valuation allowance	(2)	(2)
	1,688	1,901
Deferred income tax liabilities:
Property, plant and equipment	(39)	(104)
Accrued retirement costs (defined benefit and retiree health care)	(176)	(140)
Other	(68)	(31)
	(283)	(275)
Net deferred income tax asset	$1,405	$1,626

As of December 31, 2009 and 2008, net deferred income tax assets of $1.41 billion and $1.63 billion were presented in the balance sheets, based on tax jurisdiction, as deferred income tax assets of $1.47 billion and $1.69 billion and deferred income tax liabilities of $67 million and $59 million. The decrease in net deferred income tax assets from December 31, 2008 to December 31, 2009, exceeds the $146 million deferred tax provision primarily due to the recording of deferred tax assets associated with postretirement benefit costs recognized in accumulated other comprehensive income (AOCI). We make an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. While these assets are not assured of realization, our assessment is that a valuation allowance is not required for the remaining balance of the deferred tax assets. This assessment is based on our evaluation of relevant criteria including the existence of (a) deferred tax liabilities that can be used to absorb deferred tax assets, (b) taxable income in prior carryback years and (c) expectations for future taxable income.
We have aggregate U.S. and non-U.S. tax loss carryforwards of approximately $289 million, of which $149 million expire through the year 2024.
Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from these subsidiaries are expected to result in additional tax liability. The remaining undistributed earnings (approximately $3.06 billion at December 31, 2009) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. It is not practicable to determine the amount of unrecognized deferred tax liability on these unremitted earnings.
Cash payments made for income taxes (net of refunds) were $331 million, $772 million and $733 million for the years ended December 31, 2009, 2008 and 2007.

Uncertain tax positions: We operate in a number of tax jurisdictions and are subject to examination of our income tax returns by tax authorities in those jurisdictions who may challenge any item on these tax returns. Because the matters challenged by authorities are typically complex, their ultimate outcome is uncertain. We recognize accrued interest related to uncertain tax positions and penalties as components of OI&E. Before any benefit can be recorded in the financial statements, we must determine that it is “more likely than not” that a tax position will be sustained by the appropriate tax authorities.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 17

The following table summarizes the changes in the total amounts of uncertain tax positions for 2009 and 2008:

	2009	2008
Balance, January 1	$148	$137
Additions based on tax positions related to the current year	10	18
Additions for tax positions of prior years	6	17
Reductions for tax positions of prior years	(18)	(24)
Settlements with tax authorities	(90)	—
Balance, December 31	$56	$148
Interest expense recognized in the year ended December 31	$—	$6
Accrued interest (receivable) payable as of December 31	$(9)	$11

The liabilities for uncertain tax positions and accrued interest payable are a component of Deferred credits and other liabilities, and accrued interest receivable is a component of Other assets on our balance sheets.
During 2009, a $90 million payment was made in respect of U.S. tax return audits for the years 2003 through 2006 for all settled audit adjustments on which the adjustment amount had been agreed with the IRS. The audit adjustments had been previously reflected in our liability for uncertain tax positions and the payment had no income statement impact. Other U.S. tax audit issues for these years remain unresolved and subject to issue resolution processes. A $20 million tax interest payment was also made in 2009 for the interest liability that had been accrued on the same agreed U.S. tax audit adjustments.
The $56 million liability for uncertain tax positions as of December 31, 2009, represents tax positions that, if recognized, would impact the effective tax rate. If these tax liabilities are ultimately realized, $28 million of deferred tax assets would also be realized, primarily related to refunds from counterparty jurisdictions resulting from procedures for relief from double taxation.
As of December 31, 2009, the statute of limitations remains open for U.S. federal tax returns for 1999 and following years. Our returns for the years 2000 through 2006 are the subject of tax treaty procedures for relief from double taxation; and our returns for the years 2003 through 2006 will be the subject of an appeals proceeding in 2010. Cases currently before the United States Tax Court could have an impact on the determination of our uncertain tax positions and the outcome of the 2010 appeals proceeding. It is reasonably possible that the appeals proceeding will be completed within the next 12 months.
In foreign jurisdictions, the years open to audit represent the years still subject to the statute of limitations. Years still open to audit by foreign tax authorities in major jurisdictions include Germany (2004 onward), France (2007 onward), Japan (2002 onward) and Taiwan (2004 onward).
We are unable to estimate the range of any reasonably possible increase or decrease in uncertain tax positions that may occur within the next 12 months resulting from the eventual outcome of the years currently under audit or appeal. However, we do not anticipate any such outcome will result in a material change to our financial condition or results of operations.

6. Financial instruments and risk concentration

Financial instruments: We hold derivative financial instruments such as forward foreign currency exchange contracts, forward purchase contracts and investment warrants, the fair value of which is not material at December 31, 2009. Our forward foreign currency exchange contracts outstanding at December 31, 2009, had a notional value of $465 million to hedge our non-U.S. dollar net balance sheet exposures (including $220 million to sell Japanese yen, $37 million to sell euros and $49 million to buy Taiwan dollars).
Cash equivalents, short-term investments, certain long-term investments, postretirement plan assets and deferred compensation liabilities are carried at fair value. The carrying values for other current financial assets and liabilities, such as accounts receivable and accounts payable, approximate fair value due to their short maturity.

Risk concentration: Financial instruments that could subject us to concentrations of credit risk are primarily cash, cash equivalents, short-term investments and accounts receivable. In order to manage our credit risk exposure, we place cash investments in investment-grade debt securities and limit the amount of credit exposure to any one issuer. We also limit counterparties on forward foreign currency exchange contracts to investment-grade-rated financial institutions.
Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers in our customer base and their dispersion across different industries and geographic areas. We maintain an allowance for losses based on the expected collectibility of accounts receivable. These allowances are deducted from accounts receivable on our balance sheets.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 18

Details of these allowances are as follows:

Accounts receivable allowances	Balance at Beginning of Year	Additions Charged to Operating Results	Recoveries and Write-offs, Net	Balance at End of Year
2009	$30	$1	$(8)	$23
2008	$26	$7	$(3)	$30
2007	$26	$—	$—	$26

7. Valuation of debt and equity investments and certain liabilities

Debt and equity investments
We classify our investments as available-for-sale, trading, equity method or cost method. Most of our investments are classified as available-for-sale.
Available-for-sale securities consist primarily of money market funds and debt securities. Available-for-sale securities are stated at fair value, which is generally based on market prices, broker quotes or, when necessary, financial models (see fair value discussion below). We record other-than-temporary losses (impairments) on these securities in OI&E in our statements of income, and all other unrealized gains and losses as an increase or decrease, net of taxes, in AOCI on our balance sheet.
Trading securities are stated at fair value based on market prices. Our trading securities consist exclusively of mutual funds that hold a variety of debt and equity investments intended to generate returns that offset changes in certain deferred compensation liabilities. We record changes in the fair value of our trading securities and the related deferred compensation liabilities in selling, general and administrative (SG&A) expense in our statements of income.
Our other investments are not measured at fair value but are accounted for using either the equity method or cost method. These investments consist of interests in venture capital funds and other non-marketable equity securities. Gains or losses from equity method investments are reflected in OI&E based on our ownership share of the investee’s financial results. Gains and losses on cost method investments are recorded in OI&E when realized or when an impairment of the investment’s value is warranted based on our assessment of the recoverability of each investment.

Details of our investments and related unrealized gains and losses included in AOCI are as follows:

	December 31, 2009			December 31, 2008
	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Measured at fair value:
Available-for-sale
Money market funds	$563	$—	$—	$796	$—	$—
Corporate obligations	100	438	—	50	590	—
U.S. Government agency and Treasury securities	360	1,305	—	—	654	—
Mortgage-backed and other securities	—	—	—	—	250	—
Auction-rate securities	—	—	458	—	—	482

Trading
Mutual funds	—	—	123	—	—	96
Total	1,023	1,743	581	846	1,494	578

Other measurement basis:
Equity method investments	—	—	33	—	—	53
Cost method investments	—	—	23	—	—	22
Cash on hand	159	—	—	200	—	—
Total	$1,182	$1,743	$637	$1,046	$1,494	$653

Amounts included in AOCI from available-for-sale securities:
Unrealized gains (pre-tax)	$—	$1	$—	$—	$6	$—
Unrealized losses (pre-tax)	$—	$—	$32	$—	$19	$53

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 19

As of December 31, 2009, about 80 percent of our investments in the corporate obligations shown above are insured by either the Federal Deposit Insurance Corporation (FDIC) or the U.K. government.
As of December 31, 2009, unrealized losses included in AOCI were associated with auction-rate securities. As of December 31, 2008, unrealized losses included in AOCI were primarily associated with auction-rate securities and mortgage-backed securities. The change in unrealized losses from December 31, 2008, was due to increases in fair values of the investments held as well as the effects of redemptions and sales since that date.
As of December 31, 2009, we have determined that our investments classified as available-for-sale with unrealized losses are not other-than-temporarily impaired. We expect to recover the entire cost basis of these securities. We do not intend to sell these investments, nor do we expect to be required to sell these investments before a recovery of the cost basis. For the year ended December 31, 2009, we did not recognize in earnings any credit losses related to these investments.
Proceeds from sales of available-for-sale securities prior to their scheduled maturities were $1.37 billion, $1.76 billion and $2.12 billion in 2009, 2008 and 2007. Gross realized gains and losses from these sales were not significant.

The following table presents the aggregate maturities of investments in debt securities classified as available-for-sale at December 31, 2009:

Due	Fair Value
One year or less	$2,259
One to three years	507
Greater than three years (auction-rate securities)	458

Gross realized gains and losses from sales of other long-term investments were not significant for any periods presented. Other-than-temporary declines and impairments in the values of these investments recognized in OI&E were $14 million, $10 million and $18 million in 2009, 2008 and 2007.

Fair value considerations
As noted above, we measure and report our financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
The three-level hierarchy discussed below indicates the extent and level of judgment used to estimate fair-value measurements.
Level 1 –	Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date.
Level 2 –
Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data.

Level 3 –
Uses inputs that are unobservable, supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models that utilize management estimates of market participant assumptions.

We own auction-rate securities that are classified as Level 3 assets. Auction-rate securities are debt instruments with variable interest rates that historically would periodically reset through an auction process. There is currently no active market for auction-rate securities, so we use a DCF model to determine the estimated fair value of these investments as of each quarter end. The assumptions used in preparing the DCF model include estimates for the amount and timing of future interest and principal payments and the rate of return required by investors to own these securities in the current environment. In making these assumptions we consider relevant factors including: the formula for each security that defines the interest rate paid to investors in the event of a failed auction; forward projections of the interest rate benchmarks specified in such formulas; the likely timing of principal repayments; the probability of full repayment considering the guarantees by the U.S. Department of Education of the underlying student loans and additional credit enhancements provided through other means; and, publicly available pricing data for student loan asset-backed securities that are not subject to auctions. Our estimate of the rate of return required by investors to own these securities also considers the reduced liquidity for auction-rate securities.
To date, we have collected all interest on all of our auction-rate securities when due and expect to continue to do so in the future. The principal associated with failed auctions will not be accessible until successful auctions resume, a buyer is found outside of the auction process, or issuers use a different form of financing to replace these securities. Meanwhile, issuers continue to repay principal over time from cash flows prior to final maturity, or make final payments when they come due according to contractual maturities ranging from 13 to 38 years. All of our auction-rate securities are backed by pools of student loans substantially guaranteed by the U.S. Department of Education, and we continue to believe that the credit quality of these securities is high based on this guarantee.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 20

As of December 31, 2009, all of these securities had the highest possible long-term credit rating from at least one of the major rating agencies. One security (with a par value of $25 million) had a long-term credit rating below AAA/Aaa, and it was rated AAA/B3. While our ability to liquidate auction-rate investments is likely to be limited for some period of time, we do not believe this will materially impact our ability to fund our working capital needs, capital expenditures, dividend payments or other business requirements.
The following are our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009, and 2008. These tables do not include cash on hand, assets held by our postretirement plans or assets and liabilities that are measured at historical cost or any basis other than fair value.

	Fair Value December 31, 2009	Level 1	Level 2	Level 3
Assets:
Money market funds	$563	$563	$—	$—
Corporate obligations	538	—	538	—
U.S. Government agency and Treasury securities	1,665	911	754	—
Auction-rate securities	458	—	—	458
Mutual funds	123	123	—	—
Total assets	$3,347	$1,597	$1,292	$458

Liabilities: (a)
Contingent consideration	$18	$—	$—	$18
Deferred compensation	154	154	—	—
Total liabilities	$172	$154	$—	$18

	Fair Value December 31, 2008	Level 1	Level 2	Level 3
Assets:
Money market funds	$796	$796	$—	$—
Corporate obligations	640	—	640	—
U.S. Government agency and Treasury securities	654	654	—	—
Mortgage-backed and other securities	250	—	250	—
Auction-rate securities	482	—	—	482
Mutual funds	96	96	—	—
Total assets	$2,918	$1,546	$890	$482

Liabilities: (a)
Deferred compensation	$138	$138	$—	$—

(a)	The liabilities above are a component of Accrued expenses and other liabilities or Deferred credits and other liabilities on our balance sheets, depending on the expected timing of payment.

The following table summarizes the change in the fair values for Level 3 assets and liabilities for the years ended December 31, 2009 and 2008:

	Level 3
	Assets	Liabilities
Changes in fair value during the period (pre-tax):

Balance, December 31, 2007	$—	$—
Transfers into Level 3	556	—
Unrealized loss – included in AOCI	(53)	—
Redemptions at par	(21)	—
Balance, December 31, 2008	482	—

New contingent consideration	—	10
Change in fair value of contingent consideration – included in operating profit	—	8
Reduction in unrealized loss – included in AOCI	21	—
Redemptions at par	(45)	—
Balance, December 31, 2009	$458	$18

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 21

8. Goodwill and other acquisition-related intangibles

Changes in goodwill as of December 31, 2009, by segment are as follows:

	Analog	Embedded Processing	Wireless	Other	Total
Goodwill, December 31, 2008	$567	$157	$82	$34	$840
Additions from acquisitions	70	15	—	—	85
Adjustments	1	—	—	—	1
Goodwill, December 31, 2009	$638	$172	$82	$34	$926

There was no impairment of goodwill during 2009 or 2008. The goodwill balances shown on our balance sheets are net of total accumulated amortization of $221 million at year-end 2009 and 2008.
In 2009, 2008 and 2007, we recognized intangible assets associated with acquisitions we made during the year of $81 million, $13 million and $45 million, respectively, primarily for developed technology, to be amortized over two to eight years.

The following table shows the components of acquisition-related intangible assets:

		December 31, 2009			December 31, 2008
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Acquisition-related intangibles:
Developed technology	2–10 years	$183	$97	$86	$124	$60	$64
Other intangibles	3–10 years	60	28	32	47	20	27
In-process research and development	(a)	6	—	6	—	—	—
Total		$249	$125	$124	$171	$80	$91

(a)	Not yet subject to amortization.

Amortization of acquisition-related intangibles was $48 million, $37 million and $48 million for 2009, 2008 and 2007, primarily related to developed technology.

The following table sets forth the estimated amortization of acquisition-related intangibles for the years ended December 31:

2010	$48
2011	24
2012	20
2013	14
2014	5
Thereafter	7

9. Postretirement benefit plans

Plan descriptions: We have various employee retirement plans including defined benefit, defined contribution and retiree health care benefit plans. For qualifying employees, we offer deferred compensation arrangements.

U.S. retirement plans:
Principal retirement plans in the U.S. are qualified and non-qualified defined benefit pension plans (all of which closed to new participants after November 1997), a defined contribution plan and an enhanced defined contribution plan. The defined benefit pension plans include employees still accruing benefits as well as employees and participants that no longer accrue service-related benefits, but instead, may participate in the enhanced defined contribution plan.
Both defined contribution plans offer an employer-matching savings option that allows employees to make pre-tax contributions to various investment choices, including a TI common stock fund. Employees who elected to continue accruing a benefit in the qualified defined benefit pension plans may also participate in the defined contribution plan, where employer-matching contributions are provided for up to 2 percent of the employee’s annual eligible earnings. Employees who elected not to continue accruing a benefit in the defined benefit pension plans, and employees hired after November 1997 and through December 31, 2003, may participate in the

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 22

enhanced defined contribution plan. This plan provides for a fixed employer contribution of 2 percent of the employee’s annual eligible earnings, plus an employer-matching contribution of up to 4 percent of the employee’s annual eligible earnings. Employees hired after December 31, 2003, do not receive the fixed employer contribution of 2 percent of the employee’s annual eligible earnings.
At December 31, 2009 and 2008, as a result of employees’ elections, TI’s U.S. defined contribution plans held shares of TI common stock totaling 29 million shares and 32 million shares valued at $759 million and $494 million, respectively. Dividends paid on these shares for 2009 and 2008 totaled $14 million each year.
Our aggregate expense for the U.S. defined contribution plans was $51 million in 2009 and $56 million in each of 2008 and 2007.
Benefits under the qualified defined benefit pension plan are determined using a formula based upon years of service and the highest five consecutive years of compensation. We intend to contribute amounts to this plan to meet the minimum funding requirements of applicable local laws and regulations, plus such additional amounts as we deem appropriate. The non-qualified defined benefit plans are unfunded and closed to new participants.

U.S. retiree health care benefit plan:
U.S. employees that meet eligibility requirements are offered medical coverage during retirement. We make a contribution toward the cost of those retiree medical benefits for certain retirees and their dependents. The contribution rates are based upon various factors, the most important of which are an employee’s date of hire, date of retirement, years of service and eligibility for Medicare benefits. The balance of the cost is borne by the plan’s participants. Employees hired after January 1, 2001, are responsible for the full cost of their medical benefits during retirement.

Non-U.S. retirement plans:
We provide retirement coverage for non-U.S. employees, as required by local laws or to the extent we deem appropriate, through a number of defined benefit and defined contribution plans. Retirement benefits are generally based on an employee’s years of service and compensation. Funding requirements are determined on an individual country and plan basis and are subject to local country practices and market circumstances.
As of December 31, 2009 and 2008, as a result of employees’ elections, TI’s non-U.S. defined contribution plans held TI common stock valued at $13 million and $10 million, respectively. Dividends paid on these shares of TI common stock for 2009 and 2008 were not material.

Effect on the statements of income and balance sheets

Expense related to defined benefit and retiree health care benefit plans was as follows:

	U.S. Defined Benefit			U.S. Retiree Health Care			Non-U.S. Defined Benefit
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Service cost	$20	$25	$24	$4	$4	$4	$40	$49	$46
Interest cost	49	49	43	26	28	25	62	60	52
Expected return on plan assets	(49)	(45)	(47)	(28)	(27)	(26)	(69)	(83)	(73)
Amortization of prior service cost	1	1	—	2	2	2	(3)	(3)	(3)
Recognized net actuarial loss	18	16	20	8	8	6	34	5	9
Net periodic benefit cost	39	46	40	12	15	11	64	28	31

Settlement charges	13	7	2	—	—	—	15	—	—
Curtailment charges (credits)	—	1	—	2	11	1	(9)	—	—
Special termination benefit charges	6	18	3	—	—	—	3	—	—
Total, including charges	$58	$72	$45	$14	$26	$12	$73	$28	$31

For the U.S. qualified pension and retiree health care plans, the expected return on plan assets component of net periodic benefit cost is based upon a market-related value of assets. In accordance with U.S. GAAP, the market-related value of assets generally utilizes a smoothing technique whereby certain gains and losses are phased in over a period of three years.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 23

Changes in the benefit obligations and plan assets for the defined benefit and retiree health care benefit plans were as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit
	2009	2008	2009	2008	2009	2008
Change in plan benefit obligation:
Benefit obligation at beginning of year	$867	$837	$449	$470	$1,933	$1,683
Service cost	20	25	4	4	40	49
Interest cost	49	49	26	28	62	60
Participant contributions	—	—	16	17	3	4
Benefits paid	(30)	(54)	(47)	(46)	(53)	(59)
Medicare subsidy	—	—	4	3	—	—
Actuarial (gain) loss	(5)	21	18	(36)	35	1
Settlements	(43)	(16)	—	—	(48)	—
Curtailments	(4)	(13)	2	9	(28)	—
Special termination benefits	6	18	—	—	3	—
Effects of exchange rate changes	—	—	—	—	(2)	195
Benefit obligation at end of year (BO)	$860	$867	$472	$449	$1,945	$1,933

Change in plan assets:
Fair value of plan assets at beginning of year	$765	$815	$341	$399	$1,513	$1,686
Actual return on plan assets	45	(92)	39	(80)	197	(368)
Employer contributions (funding of qualified plans)	115	100	24	50	54	87
Employer contributions (payments for non-qualified plans)	7	12	1	1	—	—
Participant contributions	—	—	16	17	3	4
Benefits paid	(30)	(54)	(47)	(46)	(53)	(59)
Settlements	(43)	(16)	—	—	(48)	—
Effects of exchange rate changes	—	—	—	—	6	163
Fair value of plan assets at end of year (FVPA)	$859	$765	$374	$341	$1,672	$1,513
Funded status (FVPA – BO) at end of year	$(1)	$(102)	$(98)	$(108)	$(273)	$(420)

Amounts recognized on the balance sheet as of December 31, 2009:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	$40	$—	$24	$64
Accrued profit sharing and retirement	(5)	—	(6)	(11)
Underfunded retirement plans	(36)	(98)	(291)	(425)
Funded status (FVPA – BO) at end of year	$(1)	$(98)	$(273)	$(372)

Amounts recognized on the balance sheet as of December 31, 2008:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	$—	$—	$17	$17
Accrued profit sharing and retirement	(4)	—	(3)	(7)
Underfunded retirement plans	(98)	(108)	(434)	(640)
Funded status (FVPA – BO) at end of year	$(102)	$(108)	$(420)	$(630)

The preceding tables present aggregate information for all plans reported. Accumulated benefit obligations, which represent the benefit obligations excluding the impact of future salary increases, were $817 million and $783 million at year-end 2009 and 2008 for the U.S. defined benefit plans, and $1.79 billion and $1.71 billion at year-end 2009 and 2008 for the non-U.S. defined benefit plans.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 24

The amounts recorded in AOCI for the years ended December 31, 2009 and 2008, are detailed below by plan type:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit		Total
	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost
AOCI balance, December 31, 2008 (net of tax)	$174	$2	$137	$8	$457	$(31)	$768	$(21)
Changes in AOCI by category in 2009:
Annual adjustments	(6)	—	8	—	(131)	2	(129)	2
Reclassification of recognized transactions	(31)	(1)	(8)	(2)	(50)	12	(89)	9
Less tax (benefit) expense	13	1	—	1	52	(6)	65	(4)
Total change to AOCI in 2009	(24)	—	—	(1)	(129)	8	(153)	7
AOCI balance, December 31, 2009 (net of tax)	$150	$2	$137	$7	$328	$(23)	$615	$(14)

The estimated amounts of net actuarial loss and unrecognized prior service cost included in AOCI as of December 31, 2009, that are expected to be amortized into net periodic benefit cost over the next fiscal year are: $19 million and $1 million for the U.S. defined benefit plans; $12 million and $2 million for the U.S. retiree health care plan; and $29 million and ($3) million for the non-U.S. defined benefit plans.

Information on plan assets
In 2008, we adopted the provisions of ASC 820, Fair Value Measurements and Disclosures, for reporting and measuring the plan assets of our defined benefit pension and other postretirement plans at fair value. For the year ended December 31, 2009, we also began providing expanded disclosures, including information about our investment policies and strategies, significant concentrations of risk, and, similar to the disclosures in Note 7, plan assets by category and classification of plan assets by level within the fair value hierarchy.
The table below sets forth the fair value of our plan assets as of December 31, 2009, using the same three-level hierarchy of fair-value inputs described in Note 7.

	Fair Value at December 31, 2009	Level 1	Level 2	Level 3
Assets of U.S. defined benefit plans
Money market funds	$181	$—	$181	$—
U.S. Government agency and Treasury securities	193	169	24	—
U.S. bond funds	242	—	242	—
U.S. equity funds and option collars	154	—	154	—
International equity funds	55	—	55	—
Limited partnerships	34	—	—	34
Total	$859	$169	$656	$34

Assets of U.S. retiree health care plan
Money market funds	$40	$—	$40	$—
U.S. bond funds	142	142	—	—
U.S. equity funds and option collars	143	80	63	—
International equity funds	49	—	49	—
Total	$374	$222	$152	$—

Assets of Non-U.S. defined benefit plans
Money market funds	$3	$—	$3	$—
Local market bond funds	647	—	647	—
International/global bond funds	176	—	176	—
Local market equity funds	275	38	237	—
International/global equity funds	496	—	496	—
Other investments	75	—	26	49
Total	$1,672	$38	$1,585	$49

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 25

The following table summarizes the change in the fair values for Level 3 plan assets for the year ending December 31, 2009:

	Level 3 Plan Assets
	U.S. Defined Benefit	Non-U.S. Defined Benefit
Balance, December 31, 2008	$28	$56
Redemptions	—	(9)
Unrealized gain	6	2
Balance, December 31, 2009	$34	$49

The investments in our major benefit plans largely consist of low-cost, broad-market index funds to mitigate risks of concentration within market sectors. In recent years, our investment policy has shifted toward a closer matching of the interest-rate sensitivity of the plan assets and liabilities. The appropriate mix of equity and bond investments is determined primarily through the use of detailed asset-liability modeling studies that look to balance the impact of changes in the discount rate against the need to provide asset growth to cover future service cost. Most of our plans around the world have added a greater proportion of fixed income securities with return characteristics that are more closely aligned with changes in the liabilities caused by discount rate volatility. For the U.S. plans, we utilize an option collar strategy to reduce the volatility of returns on investments in U.S. equity funds.
The only Level 3 assets in our worldwide benefit plans are certain private equity limited partnerships in our U.S. pension plan and diversified hedge funds in a non-U.S. pension plan. These investments are valued using inputs from the fund managers and internal models.

Assumptions and investment policies

	Defined Benefit		Retiree Health Care
	2009	2008	2009	2008
Weighted average assumptions used to determine benefit obligations:
U.S. discount rate	6.00%	6.14%	5.54%	6.02%
Non-U.S. discount rate	3.23%	3.15%

U.S. average long-term pay progression	3.00%	3.50%
Non-U.S. average long-term pay progression	3.06%	3.12%

Weighted average assumptions used to determine net periodic benefit cost:
U.S. discount rate	6.05%	6.26%	6.02%	5.96%
Non-U.S. discount rate	3.35%	3.51%

U.S. long-term rate of return on plan assets	6.50%	6.50%	7.00%	7.00%
Non-U.S. long-term rate of return on plan assets	4.59%	4.73%

U.S. average long-term pay progression	3.50%	3.50%
Non-U.S. average long-term pay progression	3.12%	3.43%

In order to select a discount rate for purposes of valuing the plan obligations, an analysis is performed in which the projected cash flows from significant defined benefit and retiree health care plans are matched with a yield curve based on an appropriate universe of high-quality corporate bonds that are available in each country. In this manner, a present value is developed. The discount rate selected is the single equivalent rate that produces the same present value. This approach produces a discount rate that recognizes each plan’s distinct liability characteristics. Assumptions used for the non-U.S. defined benefit plans reflect the different economic environments within the various countries.
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

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 26

The table below shows target allocation ranges for the plans that hold a substantial majority of the defined benefit assets.

Asset category	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit
Equity securities	35%	50%	30% – 60%
Fixed income securities and cash equivalents	65%	50%	40% – 70%

We intend to rebalance the plans’ investments when they are not within the target allocation ranges. Additional contributions are invested consistent with the target ranges and may be used to rebalance the portfolio. The investment allocations and individual investments are chosen with regard to the duration of the obligations of each plan. Most of the assets in the retiree health care benefit plan are invested in a series of Voluntary Employee Benefit Association (VEBA) trusts.

Weighted average asset allocations at December 31, are as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit
Asset category	2009	2008	2009	2008	2009	2008
Equity securities	28%	37%	51%	44%	49%	39%
Fixed income securities	51%	49%	38%	31%	50%	60%
Cash equivalents	21%	14%	11%	25%	1%	1%

The U.S. defined benefit plan at December 31, 2009, held a higher-than-normal amount of cash in anticipation of future benefit payments associated with the 2009 Voluntary Retirement Program. The majority of this cash will likely be paid out in 2010, and as these payments are made, the plan’s asset allocation will revert towards its target allocation weights. There are no significant restrictions on the amount or nature of investments that may be acquired or held by the plans. None of the plan assets related to the defined benefit pension plans and retiree health care benefit plan are directly invested in TI common stock. As of December 31, 2009, we do not expect to return any of the plans’ assets to TI in the next 12 months.
Contributions to the plans meet or exceed all minimum funding requirements. We expect to contribute to our retirement plans in 2010 as we have in recent years.

The following table shows the benefits we expect to pay to participants from the plans in the next ten years. Most of the payments will be made from plan assets and not company assets.

	U.S. Defined Benefit	U.S. Retiree Health Care	Medicare Subsidy	Non-U.S. Defined Benefit
2010	$149	$36	$(4)	$67
2011	139	38	(5)	69
2012	128	39	(5)	73
2013	90	41	(6)	76
2014	81	43	(6)	78
2015–2019	314	216	(13)	418

Assumed health care cost trend rates for the U.S. retiree health care plan at December 31 are:

	U.S. Retiree Health Care
	2009	2008
Assumed health care cost trend rate for next year:
Attributed to less than age 65	9.0%	8.5%
Attributed to age 65 or greater	9.0%	8.5%
Ultimate trend rate	5.0%	5.0%
Year in which ultimate trend rate is reached:
Attributed to less than age 65	2016	2016
Attributed to age 65 or greater	2016	2016

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 27

Increasing or decreasing health care cost trend rates by one percentage point would have increased or decreased the accumulated postretirement benefit obligation for the U.S. retiree health care plan at December 31, 2009, by $21 million or $19 million and increased or decreased the service cost and interest cost components of 2009 plan expense by $1 million.

Deferred compensation arrangements
We have a deferred compensation plan, which allows U.S. employees whose base salary and management responsibility exceed a certain level to defer receipt of a portion of their cash compensation. Payments under this plan are made based on the participant’s distribution election and plan balance. Participants can earn a return on their deferred compensation based on notional investments in the same investment funds that are offered in our defined contribution plans.
As of December 31, 2009, our liability to participants of the deferred compensation plan was $154 million and is recorded in Deferred credits and other liabilities on our balance sheet. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. No assets are held in trust for the deferred compensation plan and so we remain liable to the participants. To serve as an economic hedge against changes in market values of this liability, we invest in similar mutual funds that are recorded in long-term investments. We record changes in the fair value of the liability and the related investment in SG&A (see Note 7).

10. Debt and lines of credit

In 2007, we retired $43 million of 8.75% notes at maturity. As of December 31, 2009 and 2008, we had no outstanding debt. We maintain lines of credit to support commercial paper borrowings, if any, and to provide additional liquidity through bank loans. As of December 31, 2009, we had a multi-year revolving credit facility under which a group of banks has committed $1 billion through August 2011, and $920 million thereafter through August 2012. These facilities would carry a variable rate of interest indexed to the London Interbank Offered Rate (LIBOR), if drawn. Our Japan subsidiary also has a revolving credit facility, expiring in November 2010, for an additional $175 million. At December 31, 2009 and 2008, both revolving credit facilities were undrawn, and no commercial paper was outstanding.
Interest incurred on loans in 2009, 2008 and 2007 was not material.

11. Commitments and contingencies

Operating leases: We conduct certain operations in leased facilities and also lease a portion of our data processing and other equipment. In addition, certain long-term supply agreements to purchase industrial gases are accounted for as operating leases. Lease agreements frequently include purchase and renewal provisions and require us to pay taxes, insurance and maintenance costs. Rental and lease expense incurred was $114 million, $124 million and $123 million in 2009, 2008 and 2007.

Capitalized software licenses: We have licenses for certain internal use electronic design automation software that we account for as capital leases. The related liabilities are apportioned between Accounts payable and Deferred credits and other liabilities on our balance sheets, depending on the contractual timing of the payment.

Purchase commitments: Some of our purchase commitments entered in the ordinary course of business provide for minimum payments.

Summary: At December 31, 2009, we had committed to make the following minimum payments under our non-cancellable operating leases, capitalized software licenses and purchase commitments:

	Operating Leases	Capitalized Software Licenses	Purchase Commitments
2010	$86	$83	$159
2011	75	63	72
2012	56	50	72
2013	47	8	25
2014	43	8	14
Thereafter	130	—	27

Indemnification guarantees: We routinely sell products with an intellectual property indemnification included in the terms of sale. Historically, we have had only minimal, infrequent losses associated with these indemnities. Consequently, we cannot reasonably estimate or accrue for any future liabilities that may result.

Warranty costs/product liabilities: We accrue for known product-related claims if a loss is probable and can be reasonably estimated. During the periods presented, there have been no material accruals or payments regarding product warranty or product liability. Historically, we have experienced a low rate of payments on product claims. Although we cannot predict the likelihood or amount of any future claims, we do not believe they will have a material adverse effect on our financial condition, results of operations or liquidity.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 28

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

General: We are subject to various legal and administrative proceedings. Although it is not possible to predict the outcome of these matters, we believe that the results of these proceedings will not have a material adverse effect on our financial condition, results of operations or liquidity.

Discontinued operations indemnity: In connection with the sale of the former Sensors & Controls business in 2006, we have agreed to indemnify Sensata for specified litigation matters and certain liabilities, including environmental liabilities. Our indemnification obligations with respect to breaches of representations and warranties and the specified litigation matters are generally subject to a total deductible of $30 million and our maximum potential exposure is limited to $300 million. We have not made any indemnity payments related to this matter and do not expect that any potential payments related to this indemnity obligation would have a material adverse effect on our financial position, results of operations or liquidity in future periods.

12. Stockholders’ equity

We are authorized to issue 10,000,000 shares of preferred stock. No preferred stock is currently outstanding.
Treasury shares acquired in connection with the board-authorized stock repurchase program in 2009, 2008 and 2007 were 45,544,800 shares, 77,162,667 shares and 147,645,809 shares. As of December 31, 2009, $2.6 billion of stock repurchase authorizations remain and no expiration date has been specified.

13. Supplemental financial information

Other income (expense) net	2009	2008	2007
Interest income	$24	$76	$157
Other (a)	2	(32)	38
Total	$26	$44	$195

(a)
Includes lease income of approximately $20 million per year, primarily from the purchaser of a former business. As of December 31, 2009, the aggregate amount of non-cancellable future lease payments to be received from these leases is $80 million. These leases contain renewal options. Other also includes miscellaneous non-operational items such as: interest income and expense related to non-investment items such as taxes; gains and losses from our equity method investments; realized gains and losses associated with former equity investments; gains and losses related to former businesses; gains and losses from currency exchange rate changes; and gains and losses from our derivative financial instruments (primarily forward foreign currency exchange contracts).

	December 31,
Inventories	2009	2008
Raw materials and purchased parts	$93	$99
Work in process	758	837
Finished goods	351	439
Total	$1,202	$1,375

Finished goods include inventory placed on consignment of $118 million and $74 million as of December 31, 2009 and 2008, respectively.

		December 31,
Property, plant and equipment at cost	Depreciable Lives	2009	2008
Land	—	$83	$83
Buildings and improvements	5–40 years	2,867	2,948
Machinery and equipment	3–10 years	3,755	4,290
Total		$6,705	$7,321

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 29

Authorizations for property, plant and equipment expenditures in future years were $414 million at December 31, 2009.

	December 31,
Accrued expenses and other liabilities	2009	2008
Accrued salaries, wages and vacation pay	$285	$302
Customer incentive programs and allowances	118	135
Property and other non-income taxes	89	91
Restructuring	75	218
Other	274	288
Total	$841	$1,034

	December 31,
Accumulated other comprehensive income (loss), net of taxes	2009	2008
Unrealized losses on available-for-sale investments	$(20)	$(43)
Postretirement benefit plans:
Net actuarial loss	(615)	(768)
Prior service cost	14	21
Total	$(621)	$(790)

14. Segment and geographic area data

Our financial reporting structure comprises three reportable segments. These reportable segments, which are established along major product lines having unique design and development requirements, are as follows:

Analog – Analog semiconductors change real-world signals – such as sound, temperature, pressure or images – by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as DSPs. Analog semiconductors are also used to manage power distribution and consumption. Analog includes high-performance analog, high-volume analog & logic and power management products.

Embedded Processing – Our Embedded Processing products include our DSPs (other than DSPs specific to our Wireless segment) and microcontrollers. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Microcontrollers are designed to control a set of specific tasks for electronic equipment. We make and sell standard, or catalog, Embedded Processing products used in many different applications and custom Embedded Processing products used in specific applications, such as communications infrastructure equipment and automotive.

Wireless – Cell phones require a modem or “baseband” to connect to the wireless carrier’s network. Many of today’s advanced cell phones, which contain email, media, games and computing capability, also require an applications processor to run the phone’s software and services, and semiconductors to enable connectivity to Bluetooth® devices, WiFi networks or GPS location services. We design, make and sell products to satisfy each of these requirements. Our Wireless portfolio includes both standard products and custom products.

We also have Other, which includes other operating segments that neither meet the quantitative thresholds for individually reportable segments nor are they aggregated with other operating segments. These operating segments primarily include our smaller semiconductor product lines such as DLP® products (primarily used in projectors to create high-definition images); RISC microprocessors (designed to provide very fast computing and are often implemented in servers); and, custom semiconductors known as ASICs. Other also includes handheld graphing and scientific calculators and royalties received for our patented technology that we license to other electronics companies.
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

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 30

Segment information

	Analog	Embedded Processing	Wireless	Other	Total
Revenue
2009	$4,270	$1,471	$2,558	$2,128	$10,427
2008	4,857	1,631	3,383	2,630	12,501
2007	4,927	1,588	4,195	3,125	13,835
Operating profit
2009	$753	$194	$332	$712	$1,991
2008	1,050	268	347	772	2,437
2007	1,548	290	763	896	3,497

See Note 2 for restructuring expenses impacting segment results.

The following geographic area data includes revenue, based on product shipment destination and royalty payor location, and property, plant and equipment based on physical location:

Geographic area information

	U.S.	Asia	Europe	Japan	Rest of World	Total
Revenue
2009	$1,140	$6,575	$1,408	$976	$328	$10,427
2008	1,551	7,387	1,875	1,268	420	12,501
2007	1,758	8,013	2,258	1,423	383	13,835
Property, plant and equipment, net
2009	$1,727	$1,013	$161	$244	$13	$3,158
2008	1,785	988	200	314	17	3,304
2007	2,188	965	190	252	14	3,609

Major customer
Direct sales to the Nokia group of companies were 21 percent of our revenue in 2009, 18 percent of our revenue in 2008 and 16 percent of our revenue in 2007; if indirect sales such as to contract manufacturers are included, Nokia accounted for 21 percent, 20 percent and 19 percent of our 2009, 2008 and 2007 revenue. Revenue from sales to Nokia is reflected primarily in our Wireless segment.

15. Subsequent events

We have evaluated subsequent events through the issuance of these financial statements, which occurred on February 23, 2010.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 31

Report of independent registered public accounting firm

The Board of Directors
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Instruments Incorporated and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2010 expressed an unqualified opinion thereon.

Dallas, Texas
February 23, 2010

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 32

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

TI management assessed the effectiveness of internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control – Integrated Framework. Based on our assessment we believe that, as of December 31, 2009, our internal control over financial reporting is effective based on the COSO criteria.

TI’s independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which immediately follows this report.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 33

Report of independent registered public accounting firm
on internal control over financial reporting

The Board of Directors
Texas Instruments Incorporated

We have audited Texas Instruments Incorporated’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Texas Instruments Incorporated’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report By Management On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Texas Instruments Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Instruments Incorporated and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 23, 2010 expressed an unqualified opinion thereon.

Dallas, Texas
February 23, 2010

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 34

	Years Ended December 31,
Summary of selected financial data	2009	2008	2007	2006 (a)	2005 (b)
[Millions of dollars, except share and per-share amounts]
Revenue	$10,427	$12,501	$13,835	$14,255	$12,335
Operating costs and expenses (c)	8,436	10,064	10,338	10,888	9,776
Operating profit	1,991	2,437	3,497	3,367	2,559
Other income (expense) net	26	44	195	258	196
Income from continuing operations before income taxes	2,017	2,481	3,692	3,625	2,755
Provision for income taxes	547	561	1,051	987	582
Income from continuing operations	1,470	1,920	2,641	2,638	2,173
Income from discontinued operations, net of income taxes	—	—	16	1,703	151
Net income	$1,470	$1,920	$2,657	$4,341	$2,324
Basic income from continuing operations per common share	$1.16	$1.46	$1.86	$1.72	$1.32
Diluted income from continuing operations per common share	$1.15	$1.44	$1.82	$1.69	$1.30
Dividends declared per common share	$0.45	$0.41	$0.30	$0.13	$0.105
Average common and dilutive potential common shares outstanding during year, in thousands	1,268,533	1,321,250	1,444,163	1,558,208	1,667,654

(a)	Includes a change in depreciation method beginning January 1, 2006.

(b)	Includes the impact of adopting ASC 718, Stock Compensation, effective July 1, 2005.

(c)	Includes restructuring expense of $212 million, $254 million and $52 million in 2009, 2008 and 2007.

	December 31,
	2009	2008	2007	2006	2005
Working capital	$4,527	$4,258	$4,893	$5,776	$7,035
Property, plant and equipment, net	3,158	3,304	3,609	3,950	3,730
Total assets	12,119	11,923	12,667	13,930	15,063
Long-term debt	—	—	—	—	329
Stockholders’ equity	9,722	9,326	9,975	11,360	11,937

Employees	26,584	29,537	30,175	30,986	30,068
Stockholders of record	24,190	25,107	26,037	27,976	29,848

	Years Ended December 31,
	2009	2008	2007	2006	2005
Net cash provided by operating activities	$2,643	$3,330	$4,407	$2,456	$3,614
Capital expenditures	753	763	686	1,272	1,288
Dividends paid	567	537	425	199	173
Stock repurchases	954	2,122	4,886	5,302	4,151

See Notes to Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 35

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

Overview
We design and make semiconductors that we sell to electronics designers and manufacturers all over the world. We began operations in 1930. We are incorporated in Delaware, headquartered in Dallas, Texas, and have design, manufacturing or sales operations in more than 30 countries. We have four segments: Analog, Embedded Processing, Wireless and Other. We expect Analog and Embedded Processing to be our primary growth engines in the years ahead, and we therefore focus our resources on these segments.
We were the world’s fourth largest semiconductor company in 2009 as measured by revenue, according to preliminary estimates from an external source. Additionally, we sell calculators and related products.

Product information
Semiconductors are electronic components that serve as the building blocks inside modern electronic systems and equipment. Semiconductors come in two basic forms: individual transistors and integrated circuits (generally known as “chips”) that combine multiple transistors on a single piece of material to form a complete electronic circuit. Our semiconductors are used to accomplish many different things, such as converting and amplifying signals, interfacing with other devices, managing and distributing power, processing data, canceling noise and improving signal resolution. Our portfolio includes products that are integral to almost all electronic equipment.
We sell custom and standard semiconductor products. Custom products are designed for a specific customer for a specific application, are sold only to that customer and are typically sold directly to the customer. The life cycles of custom products are generally determined by end-equipment upgrade cycles and can be as short as 12 to 24 months. Standard products are designed for use by many customers and/or many applications and are generally sold through both distribution and direct channels. They include both proprietary and commodity products. The life cycles of standard products are generally longer than for custom products.
Additional information regarding each segment’s products follows.

Analog
Analog semiconductors change real-world signals – such as sound, temperature, pressure or images – by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as digital signal processors (DSPs). Analog semiconductors are also used to manage power distribution and consumption. Sales to our Analog segment’s nearly 80,000 customers generated about 40 percent of our revenue in 2009. According to external sources, the worldwide market for analog semiconductors was about $32 billion in 2009. Our Analog segment’s revenue in 2009 was $4.3 billion, or about 13 percent of this market, the leading position. We believe that we are well-positioned to increase our market share over time.
Our Analog product lines are: high-performance analog, high-volume analog & logic and power management.
High-performance analog products: These include standard analog semiconductors, such as amplifiers, data converters and interface semiconductors (our portfolio includes more than 15,000 products), that we market to many different customers who use them in manufacturing a wide range of products sold in many end markets, including the industrial, communications, computing and consumer electronics markets. High-performance analog products generally have long life cycles, often more than 10 years.
High-volume analog & logic products: High-volume analog includes products for specific applications, including custom products. The life cycles of our high-volume analog products are generally shorter than those of our high-performance analog products. End markets for high-volume analog products include communications, automotive, computing and many consumer electronics products. Logic and standard linear includes commodity products marketed to many different customers for many different applications.
Power management products: These include both standard and custom semiconductors that help customers manage power in any type of electronic system. We design and manufacture power management semiconductors for both portable devices (battery-powered devices, such as handheld consumer electronics, laptop computers and cordless power tools) and line-powered systems (products that require an external electrical source, such as computers, digital TVs, wireless base stations and high-voltage industrial equipment).

Embedded Processing
Our Embedded Processing products include our DSPs (other than DSPs specific to our Wireless segment) and microcontrollers. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Microcontrollers are designed to control a set of specific tasks for electronic equipment. Sales of Embedded Processing products generated about 15 percent of our revenue in 2009. The worldwide market for embedded processors was about $14 billion in 2009. According to external sources, we have about 11 percent share in this fragmented market, and we believe we are well-positioned to increase our market share over time.
An important characteristic of our Embedded Processing products is that our customers often invest their own research and development (R&D) to write software that operates on our products. This investment tends to increase the length of our customer relationships because customers prefer to re-use software from one product generation to the next. We make and sell standard, or catalog, Embedded Processing products used in many different applications and custom Embedded Processing products used in specific applications, such as communications infrastructure equipment and automotive.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 36

Wireless
Cell phones require a modem or “baseband” to connect to the wireless carrier’s network. Many of today’s advanced cell phones, which contain email, media, games and computing capability, also require an applications processor to run the phone’s software and services, and semiconductors to enable connectivity to Bluetooth® devices, WiFi networks or GPS location services. We design, make and sell products to satisfy each of these requirements. Wireless products are typically sold in high volumes, and our Wireless portfolio includes both standard products and custom products. Sales of Wireless products generated about 25 percent of our revenue in 2009, and a significant portion of our Wireless sales were to a single customer.
Our Wireless segment has shifted focus from baseband chips, a market with shrinking competitive barriers and slowing growth rates, to applications processors and connectivity products, markets we expect will grow faster than the baseband market. Consistent with this shift in market focus, we are concentrating our Wireless investments on our OMAPTM applications processors and connectivity products and have discontinued further development of standard baseband products. While we continue to sell custom baseband products, we have discontinued essentially all custom baseband investment. We expect substantially all of our baseband revenue, which was $1.73 billion in 2009, to cease by the end of 2012.

Other
Our Other segment includes revenue from sales from our smaller semiconductor product lines and of our handheld graphing and scientific calculators, as well as royalties received for our patented technology that we license to other electronics companies. The semiconductor products in our Other segment include DLP® products (primarily used in projectors to create high-definition images), reduced-instruction set computing (RISC) microprocessors (designed to provide very fast computing and often implemented in servers) and custom semiconductors known as application-specific integrated circuits (ASICs). This segment generated about 20 percent of our revenue in 2009.

Inventory
Our inventory practices differ by product, but we generally maintain inventory levels that are consistent with our expectations of customer demand. Because of the longer product life cycles of standard products and their inherently lower risk of obsolescence, we generally carry more of those products than custom products. Additionally, we sometimes maintain standard-product inventory in unfinished wafer form, allowing greater flexibility to meet final package and test configurations.
As a result of two multi-year trends, in general we expect to carry higher levels of inventory relative to our revenue expectations (commonly viewed by investors as days of inventory) than in past years. First, standard products have become a larger part of our portfolio. Second, we have increased consignment programs for our largest customers and some distributors and, as a result, we now carry more inventory on average than in the past in order to service the needs of these customers.

Manufacturing
Semiconductor manufacturing begins with a sequence of photo-lithographic and chemical processing steps that fabricate a number of semiconductor devices on a thin silicon wafer. Each device on the wafer is tested and the wafer is cut into pieces called chips. Each chip is assembled into a package that then may be retested. The entire process typically requires between 12 and 18 weeks and takes place in highly specialized facilities.
We own and operate semiconductor manufacturing facilities in North America, Asia and Europe. These include both high-volume wafer fabrication and assembly/test facilities. Our facilities require substantial investment to construct and are largely fixed-cost assets once in operation. Because we own much of our manufacturing capacity, a significant portion of our operating cost is fixed. In general, these fixed costs do not decline with reductions in customer demand or utilization of capacity, potentially hurting our profit margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, potentially benefiting our profit margins.
The cost and lifespan of the equipment and processes we use to manufacture semiconductors varies by product. Our Analog products and most of our Embedded Processing products can be manufactured using older, less expensive equipment than is needed for manufacturing advanced logic products, such as our Wireless products. Advanced logic wafer manufacturing continually requires new and expensive processes and equipment. In contrast, the processes and equipment required for manufacturing our Analog products and most of our Embedded Processing products do not have this requirement.
To supplement our internal wafer fabrication capacity and maximize our responsiveness to customer demand and return on capital expenditures, our wafer manufacturing strategy utilizes the capacity of outside suppliers, commonly known as foundries. Our strategy involves installing internal wafer fabrication capacity to a level we believe will remain fully utilized over the equipment’s useful lifetime and then outsourcing remaining capacity needs to foundries. In 2009, external foundries provided about 55 percent of the fabricated wafers for our advanced logic manufacturing needs. We expect the proportion of our advanced logic wafers provided by foundries will increase over time. We expect to maintain sufficient internal wafer fabrication capacity to meet the vast majority of our analog production needs.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 37

In addition to using foundries to supplement our wafer fabrication capacity, we selectively use subcontractors to supplement our assembly/test capacity. We generally use subcontractors for assembly/test of products that would be less cost-efficient to complete in-house (e.g., relatively low-volume products that are unlikely to keep internal equipment fully utilized), or when demand temporarily exceeds our internal capacity. We believe we often have a cost advantage in maintaining internal assembly/test capacity.
Our internal/external manufacturing strategy reduces the level of our required capital expenditures, and thereby reduces our subsequent levels of depreciation below what it would be if we sourced all manufacturing internally. Consequently, we experience less fluctuation in our profit margins due to changing product demand, and lower cash requirements for expanding and updating our manufacturing capabilities.
In 2009, to expand our existing wafer fabrication capacity, we began installing equipment in the industry’s first 300-millimeter analog wafer factory, located in Richardson, Texas, and are currently qualifying for production. We also opened a new assembly/test facility in the Philippines to significantly increase our assembly/test capacity.

Product cycle
The global semiconductor market is characterized by constant, though generally incremental, advances in product designs and manufacturing processes. Semiconductor prices and manufacturing costs tend to decline over time as manufacturing processes and product life cycles mature. Typically, new chips are produced in limited quantities at first and then ramp to high-volume production over time. Consequently, new products tend not to have a significant revenue impact for one or more quarters after their introduction. In the results discussions below, changes in our shipments are caused by changing demand for our products unless otherwise noted.

Market cycle
The “semiconductor cycle” is an important concept that refers to the ebb and flow of supply. The semiconductor market historically has been characterized by periods of tight supply caused by strengthening demand and/or insufficient manufacturing capacity, followed by periods of surplus inventory caused by weakening demand and/or excess manufacturing capacity. This cycle is affected by the significant time and money required to build and maintain semiconductor manufacturing facilities.

Seasonality
Our revenue and operating results are subject to some seasonal variation. Our semiconductor sales generally are seasonally weaker in the first quarter than in other quarters, particularly for products sold into cell phones and other consumer electronics devices, which have stronger sales later in the year as manufacturers prepare for the major holiday selling seasons. Calculator revenue is tied to the U.S. back-to-school season and is therefore at its highest in the second and third quarters. Royalty revenue is not always uniform or predictable, in part due to the performance of our licensees and in part due to the timing of new license agreements or the expiration and renewal of existing agreements.

Tax considerations
We operate in a number of tax jurisdictions and are subject to several types of taxes including those that are based on income, capital, property and payroll, as well as sales and other transactional taxes. The timing of the final determination of our tax liabilities varies by jurisdiction and taxing authority. As a result, during any particular reporting period, we might reflect in our financial statements one or more tax refunds or assessments, or changes to tax liabilities, involving one or more taxing authorities.

Results of operations

2009 compared with 2008
Our 2009 revenue was $10.43 billion, net income was $1.47 billion and earnings per share (EPS) were $1.15.
During the year, despite a severe global economic downturn, we increased our focus on our core businesses of Analog and Embedded Processing. In addition, we completed actions that significantly reduced our costs. Our major actions during the year included implementing a voluntary retirement program and an involuntary reduction program, staffing Kilby Labs (a creative research facility in Dallas), acquiring two companies to support our Analog and Embedded Processing objectives and opening an assembly/test site located in the Philippines and the world’s first 300-millimeter analog wafer factory, located in Richardson, Texas, outfitting both with manufacturing equipment purchased in a weak market at extremely attractive prices. Although the downturn was one of the steepest we have experienced, we remained profitable. When market demand returned, our revenue growth surpassed the growth of most of our major competitors, and we achieved record high operating profit margin in the fourth quarter of 2009.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 38

Statement of operations – selected items

	For the Years Ended December 31,
	2009	2008	2007
Revenue by segment:
Analog	$4,270	$4,857	$4,927
Embedded Processing	1,471	1,631	1,588
Wireless	2,558	3,383	4,195
Other	2,128	2,630	3,125
Revenue	10,427	12,501	13,835
Cost of revenue	5,428	6,256	6,466
Gross profit	4,999	6,245	7,369
Gross profit % of revenue	47.9%	50.0%	53.3%
Research and development (R&D)	1,476	1,940	2,140
R&D % of revenue	14.2%	15.5%	15.5%
Selling, general and administrative (SG&A)	1,320	1,614	1,680
SG&A % of revenue	12.6%	12.9%	12.1%
Restructuring expense	212	254	52
Operating profit	1,991	2,437	3,497
Operating profit % of revenue	19.1%	19.5%	25.3%
Other income (expense) net	26	44	195
Income from continuing operations before income taxes	2,017	2,481	3,692
Provision for income taxes	547	561	1,051
Income from continuing operations	$1,470	$1,920	$2,641
Diluted income from continuing operations per common share	$1.15	$1.44	$1.82

Details of 2009 financial results
Revenue in 2009 was $10.43 billion, down $2.07 billion, or 17 percent, from 2008. Revenue for all segments declined compared with the year-ago period. Growth resumed on a sequential basis in the second quarter of 2009 and on a year-on-year basis in the fourth quarter.
Gross profit was $5.00 billion, a decrease of $1.25 billion, or 20 percent, from 2008. This decline was due to lower revenue. About $160 million of the decline in gross profit resulted from lower factory utilization, with the vast majority of the underutilization expense incurred in the first half of 2009.
Operating expenses were $1.48 billion for R&D and $1.32 billion for SG&A. R&D expense decreased $464 million, or 24 percent, from 2008, with the largest impact in Wireless. SG&A expense decreased $294 million, or 18 percent, from 2008. The operating expense decreases in both comparisons were primarily due to the combination of the effects of our previously-announced employment reductions and, to a lesser extent, our other cost-control efforts throughout the year. For 2010, we expect R&D expense of about $1.5 billion.
Charges for restructuring actions were $212 million compared with $254 million in 2008. The restructuring charges in 2009 consisted of $201 million for severance and benefit costs and $11 million related to impairments of long-lived assets. This compared with restructuring charges in 2008 that consisted of $218 million for severance and benefit costs and $36 million related to impairments of long-lived assets. These actions eliminated about 3,900 jobs and were completed in 2009. See Note 2 to the Financial Statements for additional information.
Operating profit was $1.99 billion, or 19.1 percent of revenue, compared with $2.44 billion, or 19.5 percent of revenue, in 2008. This was an 18 percent decrease due to the decline in revenue and the associated lower gross profit. This decrease more than offset a reduction in operating expenses and lower restructuring charges. Operating profit decreased from 2008 in all segments.
Other income (expense) net (OI&E) was $26 million, a decrease of $18 million from 2008 due to lower interest income. The decrease in interest income from a year ago was due to lower interest rates, which more than offset higher average balances of interest-bearing investments. Additionally, we had expenses associated with former businesses in 2008 that did not recur in 2009.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 39

The tax provision was $547 million, compared with $561 million for the prior year. The decrease was primarily due to lower income before income taxes, partially offset by lower discrete tax benefits, and to a lesser extent, a lower federal R&D tax credit. The tax provision for 2009 contained net discrete tax benefits of $7 million. The tax provision for 2008 contained net discrete tax benefits of $122 million, primarily resulting from our decision to indefinitely reinvest the accumulated earnings of a non-U.S. subsidiary. See Note 5 to the Financial Statements for a reconciliation of tax rates to the statutory federal tax rate.
Our annual effective tax rate for 2010 is estimated to be about 31 percent, an increase from 27 percent in 2009 primarily due to higher income before income taxes. The estimated tax rate is based on the current tax law in effect and does not assume reinstatement of the federal R&D tax credit, which expired on December 31, 2009.
Income from continuing operations was $1.47 billion, a decrease of $450 million from 2008. EPS for 2009 was $1.15 per share, compared with $1.44 per share for 2008. See Note 1 for a discussion of the effect of the adoption of a new accounting standard on previously reported EPS. EPS in 2009 benefited $0.05 from a lower number of average shares outstanding as a result of our stock repurchase program.
Orders were $11.36 billion, which was 4 percent lower than 2008. The decline reflected lower demand for baseband wireless products.

Segment results

A detailed discussion of our segment results appears below. When reviewing each segment’s results, bear in mind that restructuring charges negatively impacted each segment’s operating profit as follows:

	2009	2008
Analog	$87	$60
Embedded Processing	43	24
Wireless	59	130
Other	23	40
Total restructuring	$212	$254

Analog
	2009	2008	2009 vs. 2008
Revenue	$4,270	$4,857	-12%
Operating profit	753	1,050	-28%
Operating profit % of revenue	17.6%	21.6%

Analog revenue declined $587 million, or 12 percent, from 2008 primarily due to lower shipments of high-volume analog & logic products. Also contributing to the decline, but to a lesser extent, was high-performance analog, where although shipments were about flat compared with 2008, revenue fell due to a higher proportion of shipments of lower-priced products. Revenue from power management products was about flat.
Operating profit was $753 million, or 17.6 percent of revenue. This was a decrease of $297 million from 2008 due to lower revenue and associated lower gross profit, partially offset by lower operating expenses.

Embedded Processing
	2009	2008	2009 vs. 2008
Revenue	$1,471	$1,631	-10%
Operating profit	194	268	-28%
Operating profit % of revenue	13.2%	16.5%

Embedded Processing revenue declined $160 million, or 10 percent, compared with 2008 primarily due to lower revenue from catalog products. The decline in catalog revenue was primarily due to a higher proportion of shipments of lower-priced products. Lower shipments of products for automotive applications contributed to a lesser extent to the segment’s revenue decline.
Operating profit was $194 million, or 13.2 percent of revenue. This was a decrease of $74 million, or 28 percent, compared with 2008 due to lower revenue and associated lower gross profit, partially offset by lower operating expenses.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 40

Wireless

	2009	2008	2009 vs. 2008
Revenue	$2,558	$3,383	-24%
Operating profit	332	347	-4%
Operating profit % of revenue	13.0%	10.3%

Wireless revenue declined $825 million, or 24 percent, from 2008 due to lower shipments of baseband products, and to a lesser extent, lower shipments of OMAP applications processors. These decreases more than offset higher shipments of connectivity products. Baseband revenue for 2009 was $1.73 billion, a decrease of $813 million, or 32 percent, from 2008.
Operating profit was $332 million, or 13.0 percent of revenue. This was a decrease of $15 million, or 4 percent, from 2008 due to lower revenue and associated lower gross profit, partially offset by lower operating and restructuring expenses. As noted above, most of our reductions in R&D were in Wireless.

Other

	2009	2008	2009 vs. 2008
Revenue	$2,128	$2,630	-19%
Operating profit	712	772	-8%
Operating profit % of revenue	33.5%	29.3%

Revenue from Other was $2.13 billion in 2009. This was a decline of $502 million, or 19 percent, from 2008 due to a decrease in shipments across a broad range of products, especially RISC microprocessors.
Operating profit for 2009 from Other was $712 million, or 33.5 percent of revenue. This was a decrease of $60 million, or 8 percent, compared with 2008 due to lower revenue and associated lower gross profit, largely offset by lower operating expenses.

Prior results of operations

2008 compared with 2007
The year 2008 was marked by a dramatic decrease in global demand for semiconductors in the second half, a decline that accelerated in the fourth quarter. Given this significant change in the economy, we began to reduce costs and realign our expenses and inventory so that our financial performance would remain solid even in a period of prolonged economic weakness. We focused most of the cost reductions in our non-core product areas and internal support functions.

Details of 2008 financial results
Revenue was $12.50 billion, down $1.33 billion, or 10 percent, from 2007. As the year progressed and the global economy weakened, the decline in our revenue accelerated and broadened. In the fourth quarter, all segments experienced double-digit declines compared with the year-ago quarter.
Gross profit was $6.24 billion, or 50.0 percent of revenue, down 15 percent from $7.37 billion in 2007. This decline was due to lower revenue and, to a lesser extent, the impact of lower factory utilization resulting from our efforts to reduce inventory. About $140 million of the decline in gross profit resulted from lower factory utilization. The gross profit decline affected all segments. Gross profit in 2007 included a $39 million pre-tax gain on the sale of our broadband digital subscriber line (DSL) customer-premises equipment product line.
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

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 41

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
The tax provision was $561 million, compared with $1.05 billion for 2007. The decrease was primarily due to lower income before income taxes. The tax provision for 2008 contained net discrete tax benefits of $122 million, primarily resulting from our decision to indefinitely reinvest the accumulated earnings of a non-U.S. subsidiary. The tax provision for 2007 contained net discrete tax benefits of $28 million.
Income from continuing operations was $1.92 billion, a decrease of $721 million from 2007. EPS for 2008 was $1.44 per share, compared with $1.82 per share for 2007. The impact of restructuring costs reduced EPS by $0.12 per share in 2008 and by $0.02 per share in 2007. EPS in 2008 benefited $0.12 from a lower number of average shares outstanding as a result of our stock repurchase program.
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

Segment results

A detailed discussion of our segment results appears below. When reviewing each segment’s results, bear in mind that restructuring charges negatively impacted each segment’s operating profit as follows:

	2008	2007
Analog	$60	$18
Embedded Processing	24	4
Wireless	130	20
Other	40	10
Total restructuring	$254	$52

Analog

	2008	2007	2008 vs. 2007
Revenue	$4,857	$4,927	-1%
Operating profit	1,050	1,548	-32%
Operating profit % of revenue	21.6%	31.4%

Analog revenue was about even with 2007 as growth in shipments of high-performance analog products was more than offset by a decline in shipments of high-volume analog & logic products.
Operating profit was $1.05 billion, or 21.6 percent of revenue. This was a decrease of $498 million from 2007 due to lower gross profit, and to a lesser extent, higher operating expenses. Higher operating expenses were primarily due to continued investment in R&D and SG&A, reflecting the strategic importance of this segment to our future growth.

Embedded Processing

	2008	2007	2008 vs. 2007
Revenue	$1,631	$1,588	3%
Operating profit	268	290	-7%
Operating profit % of revenue	16.5%	18.3%

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

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 42

Wireless

	2008	2007	2008 vs. 2007
Revenue	$3,383	$4,195	-19%
Operating profit	347	763	-55%
Operating profit % of revenue	10.3%	18.2%

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

Other
	2008	2007	2008 vs. 2007
Revenue	$2,630	$3,125	-16%
Operating profit	772	896	-14%
Operating profit % of revenue	29.3%	28.7%

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

Financial condition
At the end of 2009, total cash (cash and cash equivalents plus short-term investments) was $2.92 billion, an increase of $385 million from the end of 2008.
Accounts receivable were $1.28 billion at the end of 2009. This was an increase of $364 million compared with the end of 2008. Days sales outstanding were 38 at the end of 2009, compared with 33 at the end of 2008. The increase in accounts receivable was the result of higher revenue experienced throughout the fourth quarter of 2009, compared with a sharp decline in revenue in the fourth quarter of 2008, particularly in December.
Inventory was $1.20 billion at the end of 2009, $173 million lower than a year ago, and days of inventory at the end of 2009 were 76, compared with 89 at the end of 2008. The higher days of inventory at the end of 2008 reflected sharply declining demand due to the global economic downturn.

Liquidity and capital resources
Our sources of liquidity are cash flow from operations, cash and cash equivalents, short-term investments and revolving credit facilities.
Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2009 was $2.64 billion, a decrease of $687 million from the prior year due to changes in accounts receivable.
We have $1.18 billion of cash and cash equivalents and $1.74 billion of short-term investments as of December 31, 2009. We have a multi-year $1 billion revolving credit facility, and we have a non-U.S. revolving credit facility of $175 million that expires in November 2010. See Note 10 to the Financial Statements for additional information. As of December 31, 2009, these facilities were not being utilized.
In 2009, investing activities used $1.10 billion in cash, primarily for capital expenditures, and to a lesser extent, acquisitions. For 2009, capital expenditures were $753 million, about even with 2008. We used $155 million for acquisitions in 2009.
For 2009, net cash used in financing activities was $1.41 billion, compared with $2.43 billion in 2008. We used $954 million to repurchase 45 million shares of our common stock in 2009, compared with $2.12 billion used to repurchase 80 million shares of our common stock in 2008. Dividends paid in 2009 of $567 million, compared with $537 million in 2008, reflect the effect of increases in the quarterly dividend rate, partially offset by the lower number of shares outstanding. Employee exercises of TI stock options are also reflected in cash from financing activities. In 2009, these exercises provided cash proceeds of $109 million, compared with $210 million in 2008.
Cumulatively, our board of directors has authorized $20.0 billion in stock repurchases since September 2004. At year-end 2009, $2.6 billion of these authorizations remain.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 43

We believe we have the necessary financial resources and operating plans to fund our working capital needs, capital expenditures, dividend payments and other business requirements for at least the next 12 months.

Long-term contractual obligations

	Payments Due by Period
Contractual obligations	2010	2011/2012	2013/2014	Thereafter	Total
Operating lease obligations (a)	$86	$131	$90	$130	$437
Software license obligations (b)	83	113	16	—	212
Purchase obligations (c)	159	144	39	27	369
Retirement plans funding (d)	51	—	—	—	51
Deferred compensation plan (e)	15	75	23	41	154
Total (f).	$394	$463	$168	$198	$1,223

(a)	Includes minimum payments for leased facilities and equipment, as well as purchases of industrial gases under contracts accounted for as operating leases.

(b)	Includes payments under license agreements for electronic design automation software.

(c)
Includes contractual arrangements with suppliers where there is a fixed non-cancellable payment schedule or minimum payments due with a reduced delivery schedule. Excluded from the table are cancellable arrangements. However, depending on when certain purchase arrangements may be cancelled, an additional $3 million of cancellation penalties may be required to be paid, which are not reflected in the table.

(d)
Includes the minimum contributions expected to be made during 2010. Funding projections beyond 2010 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plans’ asset performance, interest rates and potential U.S. and international legislation.

(e)	Includes an estimate of payments under this plan for the liability that existed at December 31, 2009.

(f)
Excluded from the table above are $56 million of uncertain tax liabilities. These amounts have been excluded because of the difficulty in making reasonably reliable estimates of the timing of cash settlements with the respective taxing authorities.

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
We reduce revenue based on estimates of future credits to be granted to customers. Credits include volume-based incentives, other special pricing arrangements and product returns due to quality issues. We also grant discounts to some distributors for prompt payments. Our estimates of future credits are based on historical experience, analysis of product shipments and contractual arrangements with customers and distributors.
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

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 44

In addition, we monitor collectibility of accounts receivable primarily through review of the accounts receivable aging. When collection is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made.

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

Impairment of long-lived assets, intangibles and goodwill
We review long-lived assets for impairment when certain indicators suggest the carrying amount may not be recoverable. This review process primarily focuses on acquisition-related intangible assets; property, plant and equipment; and software for internal use or embedded in products sold to customers. Factors considered include the under-performance of an asset compared with expectations and shortened useful lives due to planned changes in the use of the assets. Recoverability is determined by comparing the carrying amount of long-lived assets to estimated future undiscounted cash flows. If future undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge would be recognized for the excess of the carrying amount over fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash-flow technique. Additionally, in the case of assets that will continue to be used in future periods, a shortened depreciable life may be utilized if appropriate, resulting in accelerated amortization or depreciation based upon the expected net realizable value of the asset at the date the asset will no longer be utilized. Actual results may vary from estimates due to, among other things, differences in operating results, shorter useful lives of assets and lower market values for excess assets. Additionally, we review goodwill for impairment annually, or more frequently if certain impairment indicators arise such as significant changes in business climate, operating performance or competition, or upon the disposition of a significant portion of a reporting unit. This review compares the fair value for each reporting unit containing goodwill to its carrying value.

Valuation of auction-rate securities
The fair value of our auction-rate securities is estimated using a discounted cash flow (DCF) model that requires inputs that are supported by little or no market activity and reflect significant management judgment. Assumptions used in preparing the DCF model include estimates for the amount and timing of future interest and principal payments and the rate of return required by investors to own these securities in the current environment. In making these assumptions, we consider relevant factors including: the formula

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 45

for each security that defines the interest rate paid to investors in the event of a failed auction; forward projections of the interest rate benchmarks specified in such formulas; the likely timing of principal repayments; the probability of full repayment considering the guarantees by the U.S. Department of Education of the underlying student loans, guarantees by other third parties, and additional credit enhancements provided through other means; and, publicly available pricing data for recently traded student loan asset-backed securities that are not subject to auctions. Our estimate of the rate of return required by investors to own these securities also considers the current reduced liquidity for auction-rate securities. See Note 7 to the Financial Statements for details of fair-value measurements.

Changes in accounting standards
See Changes in Accounting Standards in Note 1 to the Financial Statements for a discussion of new accounting and reporting standards that have not yet been adopted.

Off-balance sheet arrangements
As of December 31, 2009, we had no significant off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Commitments and contingencies
See Note 11 to the Financial Statements for a discussion of our commitments and contingencies.

Quantitative and qualitative disclosures about market risk

Foreign exchange risk
The U.S. dollar is the functional currency for financial reporting. We use forward currency exchange contracts to reduce the earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. For example, at year-end 2009, we had forward currency exchange contracts outstanding with a notional value of $465 million to hedge net balance sheet exposures (including $220 million to sell Japanese yen, $37 million to sell euros and $49 million to buy Taiwan dollars). Similar hedging activities existed at year-end 2008.
Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these forward currency exchange contracts, based on year-end 2009 balances and currency exchange rates, a hypothetical 10 percent plus or minus fluctuation in non-U.S. currency exchange rates would result in a pre-tax currency exchange gain or loss of approximately $2 million.

Interest rate risk
As of December 31, 2009 and 2008, we had no debt. Therefore, our primary exposure to changes in interest rates is limited to the effects on the fair values of our investments in cash equivalents and short-term investments. The effect of changes in interest rates on the fair value of our cash equivalents and short-term investments has not been material during 2009 or 2008 due to the primarily short-term duration of our investments. A hypothetical increase or decrease of 100 basis points in the applicable interest rates associated with these investments as of year-end 2009 would have resulted in a decrease of approximately $10 million and an increase of approximately $5 million in the fair value of these securities, respectively (in the instance of falling rates, the hypothetical change in value assumes that no interest rate on any individual security could drop below zero). Because the coupon rates applicable to our auction-rate securities reset every 7, 28 or 35 days to maximum rates indexed to short-term interest rate benchmarks defined for each security, a change in the general level of interest rates is not expected to cause a significant change in the fair value of our long-term investments in those securities. While an increase in interest rates reduces the fair value of the investment portfolio, we will not recognize the losses in other income (expense) net unless the individual securities are sold prior to recovery or the impairment is determined to be other-than-temporary.

Equity risk
Long-term investments at year-end 2009 include the following:

•
Investments in mutual funds – includes mutual funds that were selected to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.

•	Investments in venture capital funds – includes investments in limited partnerships (accounted for under either the equity or cost method).
•	Equity investments – includes non-marketable (non-publicly traded) equity securities.

Investments in mutual funds are stated at fair value. Changes in prices of the mutual fund investments are expected to offset related changes in deferred compensation liabilities such that a 10 percent increase or decrease in the investments’ fair values would not materially affect operating results. Non-marketable equity securities and some venture capital funds are stated at cost. Impairments deemed to be other-than-temporary are expensed in net income. Investments in the remaining venture capital funds are stated using the equity method. See Note 7 to the Financial Statements for details of equity and other long-term investments.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 46

Quarterly financial data
[Millions of dollars, except per-share amounts]
	Quarter
2009	1st	2nd	3rd	4th
Revenue	$2,086	$2,457	$2,880	$3,005
Gross profit	806	1,124	1,481	1,589
Operating profit	10	343	763	875
Net income	$17	$260	$538	$655
Earnings per common share:
Basic earnings per common share	$0.01	$0.20	$0.42	$0.52
Diluted earnings per common share	$0.01	$0.20	$0.42	$0.52

	Quarter
2008	1st	2nd	3rd	4th
Revenue	$3,272	$3,351	$3,387	$2,491
Gross profit	1,756	1,749	1,643	1,097
Operating profit	807	833	746	51
Net income	$662	$588	$563	$107
Earnings per common share:
Basic earnings per common share	$0.50	$0.44	$0.43	$0.08
Diluted earnings per common share	$0.49	$0.44	$0.43	$0.08

Included in the results above were the following items:

	Quarter
2009	1st	2nd	3rd	4th
Restructuring expense (a)	$105	$85	$10	$12

2008	1st	2nd	3rd	4th
Restructuring expense (a)	$—	$—	$—	$254
Federal research tax credit benefit (b)	$—	$—	$—	$67

(a)	See Note 2 to the Financial Statements for additional information.

(b)	The U.S. federal research tax credit was reinstated in October 2008 and was retroactive to the beginning of 2008.

TEXAS INSTRUMENTS 2009 ANNUAL REPORT ■ PAGE 47

Common stock prices and dividends

TI common stock is listed on the New York Stock Exchange and traded principally in that market. The table below shows the high and low closing prices of TI common stock as reported by Bloomberg L.P. and the dividends paid per common share for each quarter during the past two years.

	Quarter
	1st	2nd	3rd	4th
Stock prices:
2009 High	$17.63	$21.85	$25.35	$27.00
Low	13.70	16.00	20.11	22.26
2008 High	$33.24	$33.00	$29.30	$21.76
Low	27.51	28.01	21.30	13.38

Dividends paid:
2009	$0.11	$0.11	$0.11	$0.12
2008	$0.10	$0.10	$0.10	$0.11