Form 10-K, Exhibit 13
period 2010-12-31
TEXAS INSTRUMENTS INC
filed 2011-02-25
CIK 97476

Exhibit 13

TEXAS INSTRUMENTS     | 2 |     2010 ANNUAL REPORT

	For Years Ended December 31,
Consolidated statements of income	2010	2009	2008
[Millions of dollars, except share and per-share amounts]

Revenue	$13,966	$10,427	$12,501
Cost of revenue	6,474	5,428	6,256
Gross profit	7,492	4,999	6,245
Research and development	1,570	1,476	1,940
Selling, general and administrative	1,519	1,320	1,614
Restructuring expense	33	212	254
Gain on divestiture	(144)	—	—
Operating profit	4,514	1,991	2,437
Other income (expense) net	37	26	44
Income before income taxes	4,551	2,017	2,481
Provision for income taxes	1,323	547	561
Net income	$3,228	$1,470	$1,920

Earnings per common share:
Basic	$2.66	$1.16	$1.46
Diluted	$2.62	$1.15	$1.44

Average shares outstanding (millions):
Basic	1,199	1,260	1,308
Diluted	1,213	1,269	1,321

Cash dividends declared per share of common stock	$0.49	$0.45	$0.41

See accompanying notes.

TEXAS INSTRUMENTS     | 3 |     2010 ANNUAL REPORT

	For Years Ended December 31,
Consolidated statements of comprehensive income	2010	2009	2008
[Millions of dollars]

Net income	$3,228	$1,470	$1,920
Other comprehensive income (loss):
Available-for-sale investments:
Unrealized gains (losses), net of tax benefit (expense) of ($3), ($9) and $20	7	17	(38)
Reclassification of recognized transactions, net of tax benefit (expense) of $0, ($3) and $0	—	6	—
Net actuarial gains (losses) of defined benefit plans:
Adjustment, net of tax benefit (expense) of $61, ($38) and $282	(154)	91	(476)
Reclassification of recognized transactions, net of tax benefit (expense) of ($36), ($27) and ($17)	65	62	32
Prior service cost of defined benefit plans:
Adjustment, net of tax benefit (expense) of ($1), $1 and $1	2	(1)	14
Reclassification of recognized transactions, net of tax benefit (expense) of $0, $3 and ($1)	—	(6)	2
Total	(80)	169	(466)
Total comprehensive income	$3,148	$1,639	$1,454

See accompanying notes.

TEXAS INSTRUMENTS     | 4 |     2010 ANNUAL REPORT

	December 31,
Consolidated balance sheets	2010	2009
[Millions of dollars, except share amounts]

Assets
Current assets:
Cash and cash equivalents	$1,319	$1,182
Short-term investments	1,753	1,743
Accounts receivable, net of allowances	1,518	1,277
Inventories	1,520	1,202
Deferred income taxes	770	546
Prepaid expenses and other current assets	180	164
Total current assets	7,060	6,114
Property, plant and equipment at cost	6,907	6,705
Less accumulated depreciation	(3,227)	(3,547)
Property, plant and equipment, net	3,680	3,158
Long-term investments	453	637
Goodwill	924	926
Acquisition-related intangibles	76	124
Deferred income taxes	927	926
Capitalized software licenses, net	205	119
Overfunded retirement plans	31	64
Other assets	45	51
Total assets	$13,401	$12,119

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$621	$503
Accrued compensation	629	386
Income taxes payable	109	128
Accrued expenses and other liabilities	622	570
Total current liabilities	1,981	1,587
Underfunded retirement plans	519	425
Deferred income taxes	86	67
Deferred credits and other liabilities	378	318
Total liabilities	2,964	2,397
Stockholders’ equity:
Preferred stock, $25 par value. Authorized – 10,000,000 shares. Participating cumulative preferred. None issued.	—	—
Common stock, $1 par value. Authorized – 2,400,000,000 shares. Shares issued: 2010 – 1,740,166,101; 2009 – 1,739,811,721	1,740	1,740
Paid-in capital	1,114	1,086
Retained earnings	24,695	22,066
Less treasury common stock at cost.
Shares: 2010 – 572,722,397; 2009 – 499,693,704	(16,411)	(14,549)
Accumulated other comprehensive income (loss), net of taxes	(701)	(621)
Total stockholders’ equity	10,437	9,722
Total liabilities and stockholders’ equity	$13,401	$12,119

See accompanying notes.

TEXAS INSTRUMENTS     | 5 |     2010 ANNUAL REPORT

	For Years Ended December 31,
Consolidated statements of cash flows	2010	2009	2008
[Millions of dollars]

Cash flows from operating activities:
Net income	$3,228	$1,470	$1,920
Adjustments to net income:
Depreciation	865	877	1,022
Stock-based compensation	190	186	213
Amortization of acquisition-related intangibles	48	48	37
Gain on divestiture	(144)	—	—
Deferred income taxes	(188)	146	(182)
Increase (decrease) from changes in:
Accounts receivable	(231)	(364)	865
Inventories	(304)	177	43
Prepaid expenses and other current assets	(8)	35	(125)
Accounts payable and accrued expenses	57	5	(325)
Accrued compensation	246	(38)	(141)
Income taxes payable	49	73	38
Other	12	28	(35)
Net cash provided by operating activities	3,820	2,643	3,330

Cash flows from investing activities:
Additions to property, plant and equipment	(1,199)	(753)	(763)
Proceeds from divestiture	148	—	—
Purchases of short-term investments	(2,510)	(2,273)	(1,746)
Sales, redemptions and maturities of short-term investments	2,564	2,030	1,300
Purchases of long-term investments	(8)	(9)	(9)
Redemptions and sales of long-term investments	147	64	55
Business acquisitions, net of cash acquired	(199)	(155)	(19)
Net cash used in investing activities	(1,057)	(1,096)	(1,182)

Cash flows from financing activities:
Dividends paid	(592)	(567)	(537)
Sales and other common stock transactions	407	109	210
Excess tax benefit from share-based payments	13	1	19
Stock repurchases	(2,454)	(954)	(2,122)
Net cash used in financing activities	(2,626)	(1,411)	(2,430)

Net increase (decrease) in cash and cash equivalents	137	136	(282)
Cash and cash equivalents at beginning of year	1,182	1,046	1,328
Cash and cash equivalents at end of year	$1,319	$1,182	$1,046

See accompanying notes.

TEXAS INSTRUMENTS     | 6 |     2010 ANNUAL REPORT

Consolidated statements of stockholders’ equity	Common Stock	Paid-in Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)
[Millions of dollars, except per-share amounts]

Balance, December 31, 2007	$1,740	$931	$19,788	$(12,160)	$(324)

2008
Net income	—	—	1,920	—	—
Dividends declared on common stock ($.41 per share)	—	—	(537)	—	—
Common stock issued on exercise of stock options	—	(153)	—	360	—
Stock repurchases	—	—	—	(2,014)	—
Stock-based compensation transactions	—	213	—	—	—
Tax impact from exercise of options	—	31	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	(466)
Other	—	—	(3)	—	—
Balance, December 31, 2008	1,740	1,022	21,168	(13,814)	(790)

2009
Net income	—	—	1,470	—	—
Dividends declared on common stock ($.45 per share)	—	—	(567)	—	—
Common stock issued on exercise of stock options	—	(120)	—	226	—
Stock repurchases	—	—	—	(961)	—
Stock-based compensation transactions	—	186	—	—	—
Tax impact from exercise of options	—	(2)	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	169
Other	—	—	(5)	—	—
Balance, December 31, 2009	1,740	1,086	22,066	(14,549)	(621)

2010
Net income	—	—	3,228	—	—
Dividends declared on common stock ($.49 per share)	—	—	(592)	—	—
Common stock issued on exercise of stock options	—	(182)	—	588	—
Stock repurchases	—	—	—	(2,450)	—
Stock-based compensation transactions	—	190	—	—	—
Tax impact from exercise of options	—	21	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	(80)
Other	—	(1)	(7)	—	—
Balance, December 31, 2010	$1,740	$1,114	$24,695	$(16,411)	$(701)

See accompanying notes.

TEXAS INSTRUMENTS     | 7 |     2010 ANNUAL REPORT
Notes to financial statements

1. Description of business and significant accounting policies and practices

Business: At Texas Instruments (TI), we design and make semiconductors that we sell to electronics designers and manufacturers all over the world. We have three reportable segments, which are established along major product categories as follows:

Analog – consists of high-volume analog & logic, high-performance analog and power management products;

Embedded Processing – consists of digital signal processors (DSPs) and microcontrollers used in catalog, communications infrastructure and automotive applications; and

Wireless – consists of connectivity products, OMAP™ applications processors and basebands for wireless applications, including handsets.

In addition, we report the results of our remaining business activities in Other. Other includes our smaller semiconductor operating segments that include product lines such as DLP® products (primarily used in projectors to create high-definition images) and custom semiconductors known as application-specific integrated circuits (ASICs), as well as our handheld graphing and scientific calculators. Other also includes royalties received for our patented technology that we license to other electronics companies and revenue from transitional supply agreements entered into in connection with acquisitions and divestitures. See Note 15 for additional information on our business segments.

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
•
A new accounting standard on fair-value measurements for non-financial assets and liabilities as of January 1, 2009, which primarily resulted in additional disclosures regarding fair-value measurements.

The consolidated financial statements include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes, except per-share amounts, are stated in millions of U.S. dollars unless otherwise indicated. We have reclassified certain amounts in the prior periods’ financial statements to conform to the 2010 presentation.
The preparation of financial statements requires the use of estimates from which final results may vary.

Revenue recognition: We recognize revenue from direct sales of our products to our customers, including shipping fees, when title passes to the customer, which usually occurs upon shipment or delivery, depending upon the terms of the sales order; when persuasive evidence of an arrangement exists; and when collectability is reasonably assured. Revenue from sales of our products that are subject to inventory consignment agreements is recognized when the customer pulls product from consignment inventory that we store at designated locations. Estimates of product returns for quality reasons and of price allowances (based on historical experience, product shipment analysis and customer contractual arrangements) are recorded when revenue is recognized. Allowances include volume-based incentives and special pricing arrangements. In addition, we record allowances for accounts receivable that we estimate may not be collected.
We recognize revenue from direct sales of our products to our distributors, net of allowances, consistent with the principles discussed above. Title transfers to the distributors at delivery or when the products are pulled from consignment inventory and payment is due on our standard commercial terms; payment terms are not contingent upon resale of the products. We also grant discounts to some distributors for prompt payments. We calculate credit allowances based on historical data, current economic conditions and contractual terms. For instance, we sell to distributors at standard published prices, but we may grant them price adjustment credits in response to individual competitive opportunities they may have. To estimate allowances, we use statistical percentages of revenue, determined quarterly, based upon recent historical adjustment trends.
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

TEXAS INSTRUMENTS     | 8 |     2010 ANNUAL REPORT

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

Advertising costs: We expense advertising and other promotional costs as incurred. This expense was $44 million in 2010, $42 million in 2009 and $123 million in 2008.

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

Earnings per share (EPS): Unvested awards of share-based payments with rights to receive dividends or dividend equivalents, such as our restricted stock units (RSUs), are considered to be participating securities and the two-class method is used for purposes of calculating EPS for common stock. Under the two-class method, a portion of net income is allocated to these participating securities and, therefore, is excluded from the calculation of EPS for common stock, as shown in the table below.

Computation and reconciliation of earnings per common share are as follows (shares in millions):

	Net Income	2010 Shares	EPS	Net Income	2009 Shares	EPS	Net Income	2008 Shares	EPS
Basic EPS:
Net income	$3,228			$1,470			$1,920
Less income allocated to RSUs	(44)			(14)			(12)
Income allocated to common stock for basic EPS calculation	$3,184	1,199	$2.66	$1,456	1,260	$1.16	$1,908	1,308	$1.46

Adjustment for dilutive shares:
Stock-based compensation plans		14			9			13

Diluted EPS:
Net income	$3,228			$1,470			$1,920
Less income allocated to RSUs	(44)			(14)			(12)
Income allocated to common stock for diluted EPS calculation	$3,184	1,213	$2.62	$1,456	1,269	$1.15	$1,908	1,321	$1.44

Options to purchase 88 million, 135 million and 123 million shares of common stock that were outstanding during 2010, 2009 and 2008 were not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

Investments: We present investments on our balance sheets as cash equivalents, short-term investments or long-term investments. Specific details are as follows:

Cash equivalents and short-term investments: We consider investments in debt securities with original maturities of three months or less to be cash equivalents. We consider investments in liquid debt securities with maturities beyond three months from the date of our investment as being available for use in current operations and include these investments in short-term investments. The primary objectives of our cash equivalent and short-term investment activities are to preserve capital and maintain liquidity while generating appropriate returns.

Long-term investments: Long-term investments consist of auction-rate securities, mutual funds, venture capital funds and non-marketable equity securities.

TEXAS INSTRUMENTS     | 9 |     2010 ANNUAL REPORT

Classification of investments: Depending on our reasons for holding the investment and our ownership percentage, we classify investments in securities as available-for-sale, trading, equity-method or cost-method investments, which are more fully described in Note 7. We determine cost or amortized cost, as appropriate, on a specific identification basis.

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

Changes in accounting standards:
In October 2009, the Financial Accounting Standards Board (FASB) concurrently issued the following Accounting Standards Updates (ASUs):

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

TEXAS INSTRUMENTS     | 10 |     2010 ANNUAL REPORT

We will apply these standards on a prospective basis for revenue arrangements entered into or materially modified beginning January 1, 2011. We have evaluated the potential impact of these standards and have determined they will have no significant impact on our financial position or results of operations.
In January 2010, the FASB issued ASU No. 2010 – 06 - Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This standard amends the disclosure guidance with respect to fair value measurements for both interim and annual reporting periods. Specifically, this standard requires new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which will be effective for us as of January 1, 2011, the remaining new disclosure requirements were effective for us as of January 1, 2010. We have included these new disclosures, as applicable, in Note 7.
In April 2010, the FASB issued ASU No. 2010 – 17 - Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition. This standard provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive. This standard will be effective for us on a prospective basis as of January 1, 2011. We have evaluated the potential impact of this standard and have determined it will have no significant impact on our financial position or results of operations.

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

The table below reflects the changes in accrued restructuring balances associated with these actions:

	Severance and Benefits		Impairments and Other Charges	Total
Accrual at December 31, 2008	$186		$5	$191
Restructuring expense	201		11	212
Non-cash charges	(26	)*	1	(25)
Payments	(277)		(7)	(284)
Remaining accrual at December 31, 2009	84		10	94

Restructuring expense	33		—	33
Non-cash charges	(33	)*	—	(33)
Payments	(62)		(2)	(64)
Remaining accrual at December 31, 2010	$22		$8	$30

* Reflects charges for postretirement benefit plan settlement, curtailment and special termination benefits.

TEXAS INSTRUMENTS     | 11 |     2010 ANNUAL REPORT

The accrual balances above are a component of Accrued expenses and other liabilities or Deferred credits and other liabilities on our balance sheets, depending on the expected timing of payment.

Restructuring expense recognized by segment from the actions described above is as follows:

	2010	2009	2008
Analog	$13	$84	$58
Embedded Processing	6	43	24
Wireless	10	62	132
Other	4	23	40
Total restructuring expense	$33	$212	$254

3. Stock-based compensation

We account for all awards granted under our various stock-based employee compensation plans at fair value. The stock-based compensation expense recognized for the years ended December 31, 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Stock-based compensation expense recognized:
Cost of revenue	$36	$35	$41
Research and development	53	54	62
Selling, general and administrative	101	97	110
Total	$190	$186	$213

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

	2010	2009	2008
Weighted average grant date fair value, per share	$6.61	$5.43	$8.86
Weighted average assumptions used:
Expected volatility	32%	48%	31%
Expected lives	6.4 yrs	5.9 yrs	5.7 yrs
Risk-free interest rates	2.83%	2.63%	3.01%
Expected dividend yields	2.08%	2.94%	1.34%

We determine expected volatility on all options granted after July 1, 2005, using available implied volatility rates rather than an analysis of historical volatility. We believe that market-based measures of implied volatility are currently the best available indicators of the expected volatility used in these estimates.
We determine expected lives of options based on the historical option exercise experience of our optionees using a rolling 10-year average. We believe the historical experience method is the best estimate of future exercise patterns currently available.
Risk-free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

TEXAS INSTRUMENTS     | 12 |     2010 ANNUAL REPORT

Expected dividend yields are based on the approved annual dividend rate in effect and the current market price of our common stock at the time of grant. No assumption for a future dividend rate change is included unless there is an approved plan to change the dividend in the near term.
The fair value per share of RSUs that we grant is determined based on the closing price of our common stock on the date of grant.
Our employee stock purchase plan is a discount-purchase plan and consequently the Black-Scholes option-pricing model is not used to determine the fair value per share of these awards. The fair value per share under this plan equals the amount of the discount.

Long-term incentive and director compensation plans
We have stock options outstanding to participants under various long-term incentive plans. We also have assumed stock options that were granted by companies that we later acquired. Unless the options are acquisition-related replacement options, the option price per share may not be less than 100 percent of the fair market value of our common stock on the date of the grant. Substantially all the options have a 10-year term and vest ratably over four years. Our options generally continue to vest after the option recipient retires.
We also have RSUs outstanding under the long-term incentive plans. Each RSU represents the right to receive one share of TI common stock on the vesting date, which is generally four years after the date of grant. Upon vesting, the shares are issued without payment by the grantee. RSUs generally do not continue to vest after the recipient’s retirement date.
We have options and RSUs outstanding to non-employee directors under various director compensation plans. The plans generally provide for annual grants of stock options, a one-time grant of RSUs to each new non-employee director and the issuance of TI common stock upon the distribution of stock units credited to deferred compensation accounts established for such directors.

Stock option and RSU transactions under our long-term incentive and director compensation plans during 2010 were as follows:

	Stock Options		Restricted Stock Units
	Shares	Weighted Average Exercise Price per Share	Shares	Weighted Average Grant-Date Fair Value per Share
Outstanding grants, December 31, 2009	174,713,222	$30.53	14,409,002	$23.86
Granted	16,208,193	23.11	6,441,488	23.47
Vested RSUs	—	—	(1,629,862)	31.16
Expired and forfeited	(23,806,275)	50.04	(653,263)	24.61
Exercised	(16,980,127)	21.16	—	—
Outstanding grants, December 31, 2010	150,135,013	$27.70	18,567,365	$23.06

The weighted average grant-date fair value of RSUs granted during the years 2010, 2009 and 2008 was $23.47, $15.78 and $29.09 per share. For the years ended December 31, 2010, 2009 and 2008, the total fair value of shares vested from RSU grants was $51 million, $28 million and $20 million.

Summarized information about stock options outstanding at December 31, 2010, is as follows:

	Stock Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding (Shares)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Number Exercisable (Shares)	Weighted Average Exercise Price per Share
$.26 to 10.00	21,963	2.0	$6.16	21,963	$6.16
10.01 to 20.00	31,755,186	4.7	15.69	20,740,148	16.07
20.01 to 30.00	58,361,582	5.4	25.18	36,751,851	25.43
30.01 to 40.00	48,019,676	3.0	33.05	47,779,210	33.05
40.01 to 50.38	11,976,606	0.1	50.31	11,976,606	50.31
$.26 to 50.38	150,135,013	4.1	$27.70	117,269,778	$29.42

During the years ended December 31, 2010, 2009 and 2008, the aggregate intrinsic value (i.e., the difference in the closing market price and the exercise price paid by the optionee) of options exercised was $140 million, $21 million and $110 million.

TEXAS INSTRUMENTS     | 13 |     2010 ANNUAL REPORT

Summarized information as of December 31, 2010, about outstanding stock options that are vested and expected to vest, as well as stock options that are currently exercisable, is as follows:

	Outstanding Stock Options (Fully Vested and Expected to Vest) (a)	Options Exercisable
Number of outstanding (shares)	147,952,889	117,269,778
Weighted average remaining contractual life	4.1 yrs	2.9 yrs
Weighted average exercise price per share	$28.10	$29.42
Intrinsic value (millions of dollars)	$944	$607

(a)	Includes effects of expected forfeitures. Excluding the effects of expected forfeitures, the aggregate intrinsic value of stock options outstanding was $968 million.

As of December 31, 2010, the total future compensation cost related to unvested stock options and RSUs not yet recognized in the statements of income was $133 million and $196 million. Of that total, $146 million, $107 million, $67 million and $9 million will be recognized in 2011, 2012, 2013 and 2014.

Employee stock purchase plan
We have an employee stock purchase plan under which options are offered to all eligible employees in amounts based on a percentage of the employee’s compensation. Under the plan, the option price per share is 85 percent of the fair market value on the exercise date, and options have a three-month term.
Options outstanding under the plan at December 31, 2010, had an exercise price of $27.83 per share (85 percent of the fair market value of TI common stock on the date of automatic exercise). Of the total outstanding options, none were exercisable at year-end 2010.

Employee stock purchase plan transactions during 2010 were as follows:

	Employee Stock Purchase Plan (Shares)	Exercise Price
Outstanding grants, December 31, 2009	579,681	$22.11
Granted	2,347,717	22.56
Exercised	(2,439,527)	21.40
Outstanding grants, December 31, 2010	487,871	$27.83

The weighted average grant-date fair value of options granted under the employee stock purchase plans during the years 2010, 2009 and 2008 was $3.97, $3.13 and $3.37 per share. During the years ended December 31, 2010, 2009 and 2008, the total intrinsic value of options exercised under these plans was $9 million, $10 million and $11 million.

Effect on shares outstanding and treasury shares
Our practice is to issue shares of common stock upon exercise of stock options generally from treasury shares and, on a limited basis, from previously unissued shares. We settled stock option plan exercises using treasury shares of 19,077,274 in 2010; 6,695,583 in 2009 and 11,217,809 in 2008; and previously unissued common shares of 342,380 in 2010; 93,648 in 2009 and 85,472 in 2008.
Upon vesting of RSUs, we issued treasury shares of 1,392,790 in 2010; 977,728 in 2009 and 544,404 in 2008. No previously unissued common shares were issued upon vesting of RSUs in these time periods.

Shares available for future grant and reserved for issuance are summarized below:

	As of December 31, 2010
Shares	Long-term Incentive and Director Compensation Plans	Employee Stock Purchase Plan	Total
Reserved for issuance (a)	249,171,482	30,075,811	279,247,293
Shares to be issued upon exercise of outstanding options and RSUs	(168,821,893)	(487,871)	(169,309,764)
Available for future grants	80,349,589	29,587,940	109,937,529

(a)	Includes 119,515 shares credited to directors’ deferred compensation accounts that may settle in shares of TI common stock. These shares are not included as grants outstanding at December 31, 2010.

TEXAS INSTRUMENTS     | 14 |     2010 ANNUAL REPORT

Effect on cash flows
Cash received from the exercise of options was $407 million in 2010, $109 million in 2009 and $210 million in 2008. The related net tax impact realized was $21 million, ($2) million and $31 million (which includes excess tax benefits realized of $13 million, $1 million and $19 million) in 2010, 2009 and 2008.

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
We recognized $279 million, $102 million and $121 million of profit sharing expense under the TI Employee Profit Sharing Plan in 2010, 2009 and 2008.

5. Income taxes

Income before income taxes	U.S.	Non-U.S.	Total
2010	$3,769	$782	$4,551
2009	1,375	642	2,017
2008	1,749	732	2,481

Provision (benefit) for income taxes	U.S. Federal	Non-U.S.	U.S. State	Total
2010:
Current	$1,347	$146	$18	$1,511
Deferred	(128)	(62)	2	(188)
Total	$1,219	$84	$20	$1,323

2009:
Current	$334	$63	$4	$401
Deferred	117	30	(1)	146
Total	$451	$93	$3	$547

2008:
Current	$646	$89	$8	$743
Deferred	(214)	43	(11)	(182)
Total	$432	$132	$(3)	$561

Principal reconciling items from income tax computed at the statutory federal rate follow:

	2010	2009	2008
Computed tax at statutory rate	$1,593	$706	$868
Effect of non-U.S. rates	(182)	(101)	(197)
Research and development tax credits	(54)	(28)	(75)
U.S. tax benefits for manufacturing	(63)	(21)	(18)
Other	29	(9)	(17)
Total provision for income taxes	$1,323	$547	$561

TEXAS INSTRUMENTS     | 15 |     2010 ANNUAL REPORT

The primary components of deferred income tax assets and liabilities were as follows:

	December 31,
	2010	2009
Deferred income tax assets:
Inventories and related reserves	$525	$347
Postretirement benefit costs recognized in AOCI	404	380
Stock-based compensation	357	339
Accrued expenses	251	219
Deferred loss and tax credit carryforwards	220	201
Intangibles	62	71
Investments	43	49
Other	103	98
	1,965	1,704
Less valuation allowance	(3)	(2)
	1,962	1,702
Deferred income tax liabilities:
Accrued retirement costs (defined benefit and retiree health care)	(190)	(176)
Property, plant and equipment	(83)	(53)
Other	(78)	(68)
	(351)	(297)
Net deferred income tax asset	$1,611	$1,405

As of December 31, 2010 and 2009, net deferred income tax assets of $1.61 billion and $1.41 billion were presented in the balance sheets, based on tax jurisdiction, as deferred income tax assets of $1.70 billion and $1.47 billion and deferred income tax liabilities of $86 million and $67 million. The increase in net deferred income tax assets from December 31, 2009, to December 31, 2010, exceeds the $188 million deferred tax provision due to the recording of deferred tax assets associated with postretirement benefit costs recognized in Accumulated other comprehensive income (AOCI). We make an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. While these assets are not assured of realization, our assessment is that a valuation allowance is not required for the remaining balance of the deferred tax assets. This assessment is based on our evaluation of relevant criteria including the existence of (a) deferred tax liabilities that can be used to absorb deferred tax assets, (b) taxable income in prior carryback years and (c) expectations for future taxable income.
We have U.S. and non-U.S. tax loss carryforwards of approximately $257 million, of which $134 million expire through the year 2024.
Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from these subsidiaries are expected to result in additional tax liability. The remaining undistributed earnings (approximately $3.44 billion at December 31, 2010) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. It is not practicable to determine the amount of unrecognized deferred tax liability on these unremitted earnings.
Cash payments made for income taxes (net of refunds) were $1.47 billion, $331 million and $772 million for the years ended December 31, 2010, 2009 and 2008.

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

TEXAS INSTRUMENTS     | 16 |     2010 ANNUAL REPORT

The following table summarizes the changes in the total amounts of uncertain tax positions for 2010 and 2009:

	2010	2009
Balance, January 1	$56	$148
Additions based on tax positions related to the current year	12	10
Additions for tax positions of prior years	50	6
Reductions for tax positions of prior years	(12)	(18)
Settlements with tax authorities	(3)	(90)
Balance, December 31	$103	$56
Interest expense recognized in the year ended December 31	$2	$—
Accrued interest receivable as of December 31	$5	$9

The liability for uncertain tax positions is a component of Deferred credits and other liabilities, and accrued interest receivable is a component of Other assets on our balance sheets.
Within the $103 million liability for uncertain tax positions as of December 31, 2010, are uncertain tax positions totaling $136 million that, if recognized, would impact the effective tax rate. If these tax liabilities are ultimately realized, $101 million of deferred tax assets would also be realized, primarily related to refunds from counterparty jurisdictions resulting from procedures for relief from double taxation.
As of December 31, 2010, the statute of limitations remains open for U.S. federal tax returns for 1999 and following years. Our returns for the years 2000 through 2006 are the subject of tax treaty procedures for relief from double taxation.
In foreign jurisdictions, the years open to audit represent the years still subject to the statute of limitations. Years still open to audit by foreign tax authorities in major jurisdictions include Germany (2005 onward), France (2008 onward), Japan (2003 onward) and Taiwan (2005 onward).
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

6. Financial instruments and risk concentration

Financial instruments: We hold derivative financial instruments such as forward foreign currency exchange contracts, forward purchase contracts and investment warrants, the fair value of which is not material at December 31, 2010. Our forward foreign currency exchange contracts outstanding at December 31, 2010, had a notional value of $439 million to hedge our non-U.S. dollar net balance sheet exposures (including $236 million to sell Japanese yen, $69 million to sell euros and $33 million to sell British pound sterling).
Cash equivalents, short-term investments, certain long-term investments, postretirement plan assets, contingent consideration and deferred compensation liabilities are carried at fair value, which is described in Note 7. The carrying values for other current financial assets and liabilities, such as accounts receivable and accounts payable, approximate fair value due to their short maturity.

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
Concentrations of credit risk with respect to accounts receivable are limited due to our large number of customers and their dispersion across different industries and geographic areas. We maintain an allowance for losses based on the expected collectability of accounts receivable. These allowances are deducted from accounts receivable on our balance sheets.

Details of these allowances are as follows:

Accounts receivable allowances	Balance at Beginning of Year	Additions Charged (Credited) to Operating Results	Recoveries and Write-offs, Net	Balance at End of Year
2010	$23	$(4)	$(1)	$18
2009	$30	$1	$(8)	$23
2008	$26	$7	$(3)	$30

TEXAS INSTRUMENTS     | 17 |     2010 ANNUAL REPORT

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

Details of our investments and related unrealized gains and losses included in AOCI are as follows:

	December 31, 2010			December 31, 2009
	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Measured at fair value:
Available-for-sale securities
Money market funds	$167	$—	$—	$563	$—	$—
Corporate obligations	44	649	—	100	438	—
U.S. Government agency and Treasury securities	855	1,081	—	360	1,305	—
Auction-rate securities	—	23	257	—	—	458

Trading securities
Mutual funds	—	—	139	—	—	123
Total	1,066	1,753	396	1,023	1,743	581

Other measurement basis:
Equity method investments	—	—	36	—	—	33
Cost method investments	—	—	21	—	—	23
Cash on hand	253	—	—	159	—	—
Total	$1,319	$1,753	$453	$1,182	$1,743	$637

Amounts included in AOCI from available-for-sale securities:
Unrealized gains (pre-tax)	$—	$1	$—	$—	$1	$—
Unrealized losses (pre-tax)	$—	$1	$22	$—	$—	$32

As of December 31, 2010, about 60 percent of our investments in the corporate obligations shown above were insured by either the Federal Deposit Insurance Corporation (FDIC) or the United Kingdom government.
In the year ending December 31, 2010, $188 million of auction-rate securities were redeemed and we received notification in the fourth quarter of 2010 that an additional $23 million of auction-rate securities would be redeemed during 2011. These securities were subsequently redeemed in January of 2011 and were reclassified from long-term to short-term investments on the balance sheet as of December 31, 2010.
As of December 31, 2010 and 2009, unrealized losses included in AOCI were associated with auction-rate securities, and as of December 31, 2010, we have determined that these unrealized losses are not other-than-temporarily impaired. We expect to recover the entire cost basis of these securities. We do not intend to sell these investments, nor do we expect to be required to sell these investments before a recovery of the cost basis. For the year ended December 31, 2010, we did not recognize in earnings any credit losses related to these investments.

TEXAS INSTRUMENTS     | 18 |     2010 ANNUAL REPORT

Proceeds from sales, redemptions and maturities of short-term available-for-sale securities, excluding cash equivalents, were $2.56 billion, $2.03 billion and $1.30 billion in 2010, 2009 and 2008. Gross realized gains and losses from these sales were not significant.

The following table presents the aggregate maturities of investments in debt securities classified as available-for-sale at December 31, 2010:

Due	Fair Value
One year or less	$2,156
One to three years	663
Greater than three years (auction-rate securities)	257

Gross realized gains and losses from sales of long-term investments were not significant for 2010, 2009 or 2008. Other-than-temporary declines and impairments in the values of these investments recognized in OI&E were $1 million, $14 million and $10 million in 2010, 2009 and 2008.

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
Level 2 –
Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Our Level 2 assets consist of corporate obligations, some U.S. government agency securities and auction-rate securities that have been called for redemption. We utilize a third-party data service to provide Level 2 valuations, verifying these valuations for reasonableness relative to unadjusted quotes obtained from brokers or dealers based on observable prices for similar assets in active markets.

Level 3 –
Uses inputs that are unobservable, supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models that utilize management estimates of market participant assumptions.

We own auction-rate securities that are primarily classified as Level 3 assets. Auction-rate securities are debt instruments with variable interest rates that historically would periodically reset through an auction process. These auctions have not functioned since 2008. There is no active secondary market for these securities, although limited observable transactions do occasionally occur. As a result, we use a discounted cash flow (DCF) model to determine the estimated fair value of these investments as of each quarter end. The assumptions used in preparing the DCF model include estimates for the amount and timing of future interest and principal payments and the rate of return required by investors to own these securities in the current environment. In making these assumptions we consider relevant factors including: the formula for each security that defines the interest rate paid to investors in the event of a failed auction; forward projections of the interest rate benchmarks specified in such formulas; the likely timing of principal repayments; the probability of full repayment considering the guarantees by the U.S. Department of Education of the underlying student loans and additional credit enhancements provided through other means; and, publicly available pricing data for student loan asset-backed securities that are not subject to auctions. Our estimate of the rate of return required by investors to own these securities also considers the reduced liquidity for auction-rate securities.
To date, we have collected all interest on all of our auction-rate securities when due and expect to continue to do so in the future. The principal associated with failed auctions will not be accessible until successful auctions resume, a buyer is found outside of the auction process, or issuers use a different form of financing to replace these securities. Meanwhile, issuers continue to repay principal over time from cash flows prior to final maturity, or make final payments when they come due according to contractual maturities ranging from 24 to 37 years. All of our auction-rate securities are backed by pools of student loans substantially guaranteed by the U.S. Department of Education and we continue to believe that the credit quality of these securities is high based on this guarantee. As of December 31, 2010, all of these securities were rated AAA or Aaa by at least one of the major rating agencies. Although most of these securities are dual rated AAA/Aaa, one ($25 million par value) is rated AAA/B3 and one ($12 million par value) is rated AAA/Baa1. While our ability to liquidate auction-rate investments is likely to be limited for some period of time, we do not believe this will materially impact our ability to fund our working capital needs, capital expenditures, dividend payments or other business requirements.

TEXAS INSTRUMENTS     | 19 |     2010 ANNUAL REPORT

The following are our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010 and 2009. These tables do not include cash on hand, assets held by our postretirement plans, or assets and liabilities that are measured at historical cost or any basis other than fair value.

	Fair Value December 31, 2010	Level 1	Level 2	Level 3
Assets
Money market funds	$167	$167	$—	$—
Corporate obligations	693	—	693	—
U.S. Government agency and Treasury securities	1,936	1,120	816	—
Auction-rate securities	280	—	23	257
Mutual funds	139	139	—	—
Total assets	$3,215	$1,426	$1,532	$257

Liabilities (a)
Contingent consideration	$8	$—	$—	$8
Deferred compensation	159	159	—	—
Total liabilities	$167	$159	$—	$8

	Fair Value December 31, 2009	Level 1	Level 2	Level 3
Assets
Money market funds	$563	$563	$—	$—
Corporate obligations	538	—	538	—
U.S. Government agency and Treasury securities	1,665	911	754	—
Auction-rate securities	458	—	—	458
Mutual funds	123	123	—	—
Total assets	$3,347	$1,597	$1,292	$458

Liabilities (a)
Contingent consideration	$18	$—	$—	$18
Deferred compensation	154	154	—	—
Total liabilities	$172	$154	$—	$18

(a)	The liabilities above are a component of Accrued expenses and other liabilities or Deferred credits and other liabilities on our balance sheets, depending on the expected timing of payment.

The following table summarizes the change in the fair values for Level 3 assets and liabilities for the years ended December 31, 2010 and 2009. The transfer of auction-rate securities into Level 2 was the result of these securities being called for redemption and all were subsequently redeemed.

	Level 3
	Auction-rate Securities	Contingent Consideration
Balance, December 31, 2008	$482	$—
New contingent consideration	—	10
Change in fair value of contingent consideration – included in operating profit	—	8
Reduction in unrealized loss – included in AOCI	21	—
Redemptions	(45)	—
Balance, December 31, 2009	458	18

Change in fair value of contingent consideration – included in operating profit	—	(10)
Reduction in unrealized loss – included in AOCI	10	—
Redemptions	(188)	—
Transfers into Level 2	(23)	—
Balance, December 31, 2010	$257	$8

TEXAS INSTRUMENTS     | 20 |     2010 ANNUAL REPORT

8. Acquisitions and divestitures

Acquisitions
On October 14, 2010, we announced the acquisition of TI’s first semiconductor manufacturing site in China, located in the Chengdu High-tech Zone, which included a fully equipped and operational 200-millimeter wafer fabrication facility (fab), as well as a non-operating fab which is held for future capacity expansion. Additionally, we offered employment to the majority of existing employees at the Chengdu site. We are providing transitional supply services through the middle of 2011, while also installing our analog production processes. This acquisition, which was recorded as a business combination, used net cash of $140 million. An additional $35 million will be paid to the seller in October 2011, subject to adjustments for any claims we may have in relation to representations, warranties or other obligations of the seller. We recorded $158 million of property, plant and equipment, $5 million of inventory, $4 million of other assets and $8 million of expenses, which were charged to cost of revenue. Operating results for the transitional supply services are included in our Other segment. Additionally, we incurred acquisition-related costs of $2 million, which were recorded in SG&A expense.
On August 31, 2010, we completed the acquisition of two wafer fabrication facilities and equipment in Aizu-Wakamatsu, Japan, for net cash of $130 million. The terms of the acquisition included an operational 200-millimeter fab as well as a non-operating fab capable of either 200- or 300-millimeter production that is being held for future capacity expansion. Additionally, we offered employment to the existing employees at the Aizu site. We are providing transitional supply services through June 2012, while also installing our analog production processes.
The acquisition of the two Aizu wafer fabs and related 200-millimeter equipment was recorded as a business combination for net cash of $59 million. We recorded $42 million of property, plant and equipment, $9 million of inventory and $8 million of expenses, which were charged to cost of revenue. Operating results for the transitional supply services are included in our Other segment. In connection with the Aizu acquisition, we also settled a contractual arrangement with a third party for our benefit for net cash of $12 million, which was recorded as a charge in cost of revenue in our Other segment. Additionally, we incurred acquisition-related costs of $1 million, which were recorded in SG&A expense.
The Aizu acquisition also included 300-millimeter production tools, which we recorded as a capital purchase for net cash of $58 million. Of this amount, $36 million was for tools to be used primarily in our 300-millimeter analog fab in Richardson, Texas, and the remaining $22 million is held for sale.
In the second quarter of 2009, we acquired Luminary Micro for net cash of $51 million and other consideration of $7 million. These operations were integrated into our Embedded Processing segment.
In the first quarter of 2009, we acquired CICLON Semiconductor Device Corporation for net cash of $104 million and other consideration of $7 million. These operations were integrated into our Analog segment.
The results of operations for these acquisitions have been included in our financial statements from their respective acquisition dates. Pro forma financial information would not be materially different from amounts reported.

Divestiture
On November 15, 2010, we divested a product line previously included in our Other segment for $148 million, and recognized a gain in operating profit of $144 million.

9. Goodwill and other acquisition-related intangibles

The following table summarizes the changes in goodwill by segment for the years ended December 31, 2010 and 2009:

	Analog	Embedded Processing	Wireless	Other	Total
Goodwill, December 31, 2008	$567	$157	$82	$34	$840
Additions from acquisitions	70	15	—	—	85
Adjustments	1	—	—	—	1
Goodwill, December 31, 2009	638	172	82	34	926

Additions from acquisitions	—	—	—	—	—
Adjustments	(8)	—	8	(2)	(2)
Goodwill, December 31, 2010	$630	$172	$90	$32	$924

TEXAS INSTRUMENTS     | 21 |     2010 ANNUAL REPORT

There was no impairment of goodwill during 2010 or 2009. In the first quarter of 2010, we transferred a low-power wireless product line from the Analog segment to the Wireless segment, including the associated goodwill. We reduced goodwill in Other by $2 million, which was related to the divestiture noted above. The goodwill balances shown on our balance sheets are net of total accumulated amortization of $221 million at year end 2010 and 2009.
In 2010 and 2009, we recognized intangible assets associated with acquisitions we made during the year of zero and $81 million, respectively, primarily for developed technology, to be amortized over four to eight years.

The following table shows the components of acquisition-related intangible assets:

		December 31, 2010			December 31, 2009
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Acquisition-related intangibles:
Developed technology	3 - 10 years	$155	$100	$55	$183	$97	$86
Other intangibles	3 - 10 years	60	39	21	60	28	32
In-process research and development		—	—	—	6	—	6
Total		$215	$139	$76	$249	$125	$124

Amortization of acquisition-related intangibles was $48 million, $48 million and $37 million for 2010, 2009 and 2008, primarily related to developed technology.

The following table sets forth the estimated amortization of acquisition-related intangibles for the years ended December 31:

2011	$25
2012	21
2013	15
2014	6
2015	4
Thereafter	5

10. Postretirement benefit plans

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
At December 31, 2010 and 2009, as a result of employees’ elections, TI’s U.S. defined contribution plans held shares of TI common stock totaling 24 million shares and 29 million shares valued at $792 million and $759 million, respectively. Dividends paid on these shares for 2010 and 2009 totaled $13 million and $14 million.
Our aggregate expense for the U.S. defined contribution plans was $50 million in 2010, $51 million in 2009 and $56 million in 2008.
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

TEXAS INSTRUMENTS     | 22 |     2010 ANNUAL REPORT

U.S. retiree health care benefit plan:
U.S. employees who meet eligibility requirements are offered medical coverage during retirement. We make a contribution toward the cost of those retiree medical benefits for certain retirees and their dependents. The contribution rates are based upon various factors, the most important of which are an employee’s date of hire, date of retirement, years of service and eligibility for Medicare benefits. The balance of the cost is borne by the plan’s participants. Employees hired after January 1, 2001, are responsible for the full cost of their medical benefits during retirement.

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
As of December 31, 2010 and 2009, as a result of employees’ elections, TI’s non-U.S. defined contribution plans held TI common stock valued at $14 million and $13 million, respectively. Dividends paid on these shares of TI common stock for 2010 and 2009 were not material.

Effect on the statements of income and balance sheets

Expense related to defined benefit and retiree health care benefit plans was as follows:

	U.S. Defined Benefit			U.S. Retiree Health Care			Non-U.S. Defined Benefit
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Service cost	$20	$20	$25	$4	$4	$4	$37	$40	$49
Interest cost	45	49	49	26	26	28	62	62	60
Expected return on plan assets	(49)	(49)	(45)	(23)	(28)	(27)	(73)	(69)	(83)
Amortization of prior service cost	1	1	1	2	2	2	(3)	(3)	(3)
Recognized net actuarial loss	22	18	16	12	8	8	30	34	5
Net periodic benefit cost	39	39	46	21	12	15	53	64	28

Settlement charges*	37	13	7	—	—	—	—	15	—
Curtailment charges (credits)	—	—	1	—	2	11	—	(9)	—
Special termination benefit charges	—	6	18	—	—	—	—	3	—
Total, including charges	$76	$58	$72	$21	$14	$26	$53	$73	$28

*	Includes restructuring and non-restructuring related settlement charges.

For the U.S. qualified pension and retiree health care plans, the expected return on plan assets component of net periodic benefit cost is based upon a market-related value of assets. In accordance with U.S. GAAP, the market-related value of assets generally utilizes a smoothing technique whereby certain gains and losses are phased in over a period of three years.

TEXAS INSTRUMENTS     | 23 |     2010 ANNUAL REPORT

Changes in the benefit obligations and plan assets for the defined benefit and retiree health care benefit plans were as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit
	2010	2009	2010	2009	2010	2009
Change in plan benefit obligation:
Benefit obligation at beginning of year	$860	$867	$472	$449	$1,945	$1,933
Service cost	20	20	4	4	37	40
Interest cost	45	49	26	26	62	62
Participant contributions	—	—	17	16	3	3
Benefits paid	(6)	(30)	(45)	(47)	(70)	(53)
Medicare subsidy	—	—	3	4	—	—
Actuarial (gain) loss	92	(5)	(4)	18	132	35
Settlements	(131)	(43)	—	—	—	(48)
Curtailments	—	(4)	—	2	—	(28)
Special termination benefits	—	6	—	—	—	3
Plan amendments	—	—	—	—	(1)	—
Effects of exchange rate changes	—	—	—	—	109	(2)
Benefit obligation at end of year (BO)	$880	$860	$473	$472	$2,217	$1,945

Change in plan assets:
Fair value of plan assets at beginning of year	$859	$765	$374	$341	$1,672	$1,513
Actual return on plan assets	76	45	25	39	95	197
Employer contributions (funding of qualified plans)	30	115	33	24	53	54
Employer contributions (payments for non-qualified plans)	5	7	—	1	—	—
Participant contributions	—	—	17	16	3	3
Benefits paid	(6)	(30)	(45)	(47)	(70)	(53)
Settlements	(131)	(43)	—	—	—	(48)
Effects of exchange rate changes	—	—	—	—	82	6
Fair value of plan assets at end of year (FVPA)	$833	$859	$404	$374	$1,835	$1,672
Funded status (FVPA – BO) at end of year	$(47)	$(1)	$(69)	$(98)	$(382)	$(273)

The majority of the settlement-related impact is associated with the 2008 and 2009 restructuring actions. The actuarial losses for 2010 were mainly driven by changes to actuarial assumptions used to calculate the benefit obligations, most notably, declines in the discount rate used to determine the present value of the benefit obligations and lump sum conversion rates used for the U.S. defined benefit plans.

Amounts recognized on the balance sheet as of December 31, 2010, were as follows:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	$1	$—	$30	$31
Accrued expenses and other liabilities	(3)	—	(7)	(10)
Underfunded retirement plans	(45)	(69)	(405)	(519)
Funded status (FVPA – BO) at end of year	$(47)	$(69)	$(382)	$(498)

Amounts recognized on the balance sheet as of December 31, 2009, were as follows:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	$40	$—	$24	$64
Accrued expenses and other liabilities	(5)	—	(6)	(11)
Underfunded retirement plans	(36)	(98)	(291)	(425)
Funded status (FVPA – BO) at end of year	$(1)	$(98)	$(273)	$(372)

Accumulated benefit obligations, which represent the benefit obligations excluding the impact of future salary increases, were $813 million and $817 million at year-end 2010 and 2009 for the U.S. defined benefit plans, and $2.02 billion and $1.79 billion at year-end 2010 and 2009 for the non-U.S. defined benefit plans.

TEXAS INSTRUMENTS     | 24 |     2010 ANNUAL REPORT

The amounts recorded in AOCI for the years ended December 31, 2010 and 2009, are detailed below by plan type:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit		Total
	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost
AOCI balance, December 31, 2009 (net of tax)	$150	$2	$137	$7	$328	$(23)	$615	$(14)
Changes in AOCI by category in 2010
Annual adjustments	64	—	(5)	—	156	(4)	215	(4)
Reclassification of recognized transactions	(59)	(1)	(12)	(2)	(30)	4	(101)	1
Less tax (benefit) expense	2	—	6	1	(33)	—	(25)	1
Total change to AOCI in 2010	7	(1)	(11)	(1)	93	—	89	(2)
AOCI balance, December 31, 2010 (net of tax)	$157	$1	$126	$6	$421	$(23)	$704	$(16)

The estimated amounts of net actuarial loss and unrecognized prior service cost included in AOCI as of December 31, 2010, that are expected to be amortized into net periodic benefit cost over the next fiscal year are: $23 million and $1 million for the U.S. defined benefit plans; $12 million and $2 million for the U.S. retiree health care plan; and $38 million and ($4) million for the non-U.S. defined benefit plans.

Information on plan assets
We report and measure the plan assets of our defined benefit pension and other postretirement plans at fair value.
The tables below sets forth the fair value of our plan assets as of December 31, 2010 and 2009, using the same three-level hierarchy of fair-value inputs described in Note 7.

	Fair Value at December 31, 2010	Level 1	Level 2	Level 3
Assets of U.S. defined benefit plans
Money market funds	$43	$—	$43	$—
U.S. Government agency and Treasury securities	220	196	24	—
U.S. bond funds	281	—	281	—
U.S. equity funds and option collars	195	—	195	—
International equity funds	60	—	60	—
Limited partnerships	34	—	—	34
Total	$833	$196	$603	$34

Assets of U.S. retiree health care plan
Money market funds	$41	$—	$41	$—
U.S. bond funds	165	165	—	—
U.S. equity funds and option collars	144	41	103	—
International equity funds	54	—	54	—
Total	$404	$206	$198	$—

Assets of non-U.S. defined benefit plans
Money market funds	$19	$—	$19	$—
Local market bond funds	669	—	669	—
International/global bond funds	211	—	211	—
Local market equity funds	300	42	258	—
International/global equity funds	555	—	555	—
Other investments	81	—	30	51
Total	$1,835	$42	$1,742	$51

TEXAS INSTRUMENTS     | 25 |     2010 ANNUAL REPORT

	Fair Value at December 31, 2009	Level 1	Level 2	Level 3
Assets of U.S. defined benefit plans
Money market funds	$181	$—	$181	$—
U.S. Government agency and Treasury securities	193	169	24	—
U.S. bond funds	242	—	242	—
U.S. equity funds and option collars	154	—	154	—
International equity funds	55	—	55	—
Limited partnerships	34	—	—	34
Total	$859	$169	$656	$34

Assets of U.S. retiree health care plan
Money market funds	$40	$—	$40	$—
U.S. bond funds	142	142	—	—
U.S. equity funds and option collars	143	80	63	—
International equity funds	49	—	49	—
Total	$374	$222	$152	$—

Assets of non-U.S. defined benefit plans
Money market funds	$3	$—	$3	$—
Local market bond funds	647	—	647	—
International/global bond funds	176	—	176	—
Local market equity funds	275	38	237	—
International/global equity funds	496	—	496	—
Other investments	75	—	26	49
Total	$1,672	$38	$1,585	$49

The following table summarizes the change in the fair values for Level 3 plan assets for the years ending December 31, 2010 and 2009:

	Level 3 Plan Assets
	U.S. Defined Benefit	Non-U.S. Defined Benefit
Balance, December 31, 2008	$28	$56
Redemptions	—	(9)
Unrealized gain	6	2
Balance, December 31, 2009	34	49
Redemptions	—	(4)
Unrealized gain	—	6
Balance, December 31, 2010	$34	$51

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

TEXAS INSTRUMENTS     | 26 |     2010 ANNUAL REPORT

Assumptions and investment policies

	Defined Benefit		U.S. Retiree Health Care
	2010	2009	2010	2009
Weighted average assumptions used to determine benefit obligations:
U.S. discount rate	5.58%	6.00%	5.48%	5.54%
Non-U.S. discount rate	2.79%	3.23%

U.S. average long-term pay progression	3.40%	3.00%
Non-U.S. average long-term pay progression	3.24%	3.06%

Weighted average assumptions used to determine net periodic benefit cost:
U.S. discount rate	5.61%	6.05%	5.54%	6.02%
Non-U.S. discount rate	3.23%	3.35%

U.S. long-term rate of return on plan assets	6.50%	6.50%	6.00%	7.00%
Non-U.S. long-term rate of return on plan assets	4.23%	4.59%

U.S. average long-term pay progression	3.00%	3.50%
Non-U.S. average long-term pay progression	3.06%	3.12%

We utilize a variety of methods to select an appropriate discount rate depending on the depth of the corporate bond market in the country in which the benefit plan operates. In the U.S., we use a settlement approach whereby a portfolio of bonds is selected from the universe of actively traded high-quality U.S. corporate bonds. The selected portfolio is designed to provide cash flows sufficient to pay the plan’s expected benefit payments when due. The resulting discount rate reflects the rate of return of the selected portfolio of bonds. For our non-U.S. locations with a sufficient number of actively traded high-quality bonds, an analysis is performed in which the projected cash flows from the defined benefit plans are discounted against a yield curve constructed with an appropriate universe of high-quality corporate bonds available in each country. In this manner, a present value is developed. The discount rate selected is the single equivalent rate that produces the same present value. Both the settlement approach and the yield curve approach produce a discount rate that recognizes each plan’s distinct liability characteristics. For countries that lack a sufficient corporate bond market, a government bond index adjusted for an appropriate risk premium is used to establish the discount rate.
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
Assumptions used for the non-U.S. defined benefit plans reflect the different economic environments within the various countries.

The table below shows target allocation ranges for the plans that hold a substantial majority of the defined benefit assets.

Asset category	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit
Equity securities	35%	50%	25% - 60%
Fixed income securities and cash equivalents	65%	50%	40% - 75%

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

Weighted average asset allocations at December 31, are as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit
Asset category	2010	2009	2010	2009	2010	2009
Equity securities	35%	28%	49%	51%	49%	49%
Fixed income securities	60%	51%	41%	38%	50%	50%
Cash equivalents	5%	21%	10%	11%	1%	1%

TEXAS INSTRUMENTS     | 27 |     2010 ANNUAL REPORT

None of the plan assets related to the defined benefit pension plans and retiree health care benefit plan are directly invested in TI common stock. As of December 31, 2010, we do not expect to return any of the plans’ assets to TI in the next 12 months.
Contributions to the plans meet or exceed all minimum funding requirements. We expect to contribute to our retirement plans in 2011 as we have in recent years.
The following table shows the benefits we expect to pay to participants from the plans in the next ten years. Almost all of the payments will be made from plan assets and not company assets.

	U.S. Defined Benefit	U.S. Retiree Health Care	Medicare Subsidy	Non-U.S. Defined Benefit
2011	$147	$35	$(4)	$72
2012	73	36	(4)	75
2013	83	38	(5)	80
2014	81	40	(5)	82
2015	82	41	(2)	88
2016–2020	380	209	(11)	504

Assumed health care cost trend rates for the U.S. retiree health care plan at December 31 are:

	U.S. Retiree Health Care
	2010	2009
Assumed health care cost trend rate for next year	9.0%	9.0%
Ultimate trend rate	5.0%	5.0%
Year in which ultimate trend rate is reached	2016	2016

Increasing or decreasing health care cost trend rates by one percentage point would have increased or decreased the accumulated postretirement benefit obligation for the U.S. retiree health care plan at December 31, 2010, by $21 million or $19 million and increased or decreased the service cost and interest cost components of 2010 plan expense by $1 million.

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
As of December 31, 2010, our liability to participants of the deferred compensation plan was $159 million and is recorded in Deferred credits and other liabilities on our balance sheets. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. No assets are held in trust for the deferred compensation plan and so we remain liable to the participants. To serve as an economic hedge against changes in fair values of this liability, we invest in similar mutual funds that are recorded in Long-term investments. We record changes in the fair value of the liability and the related investment in SG&A expense (see Note 7).

11. Debt and lines of credit

As of December 31, 2010 and 2009, we had no outstanding debt. We maintain lines of credit to support commercial paper borrowings, if any, and to provide additional liquidity through bank loans. As of December 31, 2010, we had a revolving credit facility that allows us to borrow up to $1 billion until August 2011, and $920 million thereafter through August 2012. These facilities would carry a variable rate of interest indexed to the London Interbank Offered Rate (LIBOR), if drawn. As of December 31, 2010, this credit facility was undrawn, and no commercial paper was outstanding.
Interest incurred on loans in 2010, 2009 and 2008 was not material.

12. Commitments and contingencies

Operating leases: We conduct certain operations in leased facilities and also lease a portion of our data processing and other equipment. In addition, certain long-term supply agreements to purchase industrial gases are accounted for as operating leases. Lease agreements frequently include purchase and renewal provisions and require us to pay taxes, insurance and maintenance costs. Rental and lease expense incurred was $100 million, $114 million and $124 million in 2010, 2009 and 2008.

Capitalized software licenses: We have licenses for certain internal-use electronic design automation software that we account for as capital leases. The related liabilities are apportioned between Accounts payable and Deferred credits and other liabilities on our balance sheets, depending on the contractual timing of the payment.

TEXAS INSTRUMENTS     | 28 |     2010 ANNUAL REPORT

Purchase commitments: Some of our purchase commitments entered in the ordinary course of business provide for minimum payments.

Summary: At December 31, 2010, we had committed to make the following minimum payments under our non-cancellable operating leases, capitalized software licenses and purchase commitments:

	Operating Leases	Capitalized Software Licenses	Purchase Commitments
2011	$80	$67	$221
2012	65	54	105
2013	50	7	38
2014	45	6	8
2015	39	—	2
Thereafter	80	—	1

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

General: We are subject to various legal and administrative proceedings. Although it is not possible to predict the outcome of these matters, we believe that the results of these proceedings will not have a material adverse effect on our financial condition, results of operations or liquidity. From time to time, we also negotiate contingent consideration payment arrangements associated with certain acquisitions, which are recorded at fair value.

Discontinued operations indemnity: In connection with the 2006 sale of the former Sensors & Controls business, we have agreed to indemnify Sensata Technologies, Inc., for specified litigation matters and certain liabilities, including environmental liabilities. Our indemnification obligations with respect to breaches of representations and warranties and the specified litigation matters are generally subject to a total deductible of $30 million and our maximum potential exposure is limited to $300 million. We have not made any indemnity payments related to this matter and do not expect that any potential payments related to this indemnity obligation would have a material adverse effect on our financial condition, results of operations or liquidity in future periods.

13. Stockholders’ equity

We are authorized to issue 10,000,000 shares of preferred stock. No preferred stock is currently outstanding.
Treasury shares acquired in connection with the board-authorized stock repurchase program in 2010, 2009 and 2008 were 93,522,896 shares, 45,544,800 shares and 77,162,667 shares. As of December 31, 2010, $7.6 billion of stock repurchase authorizations remain and no expiration date has been specified.

14. Supplemental financial information

Other income (expense) net	2010	2009	2008
Interest income	$13	$24	$76
Other (a)	24	2	(32)
Total	$37	$26	$44

(a)
Includes lease income of approximately $20 million per year, primarily from the purchaser of a former business. As of December 31, 2010, the aggregate amount of non-cancellable future lease payments to be received from these leases is $79 million. These leases contain renewal options. Other also includes miscellaneous non-operational items such as: interest income and expense related to non-investment items such as taxes; gains and losses from our equity method investments; realized gains and losses associated with former equity investments; gains and losses related to former businesses; gains and losses from currency exchange rate changes; and gains and losses from our derivative financial instruments (primarily forward foreign currency exchange contracts).

TEXAS INSTRUMENTS     | 29 |     2010 ANNUAL REPORT

	December 31,
Inventories	2010	2009
Raw materials and purchased parts	$122	$93
Work in process	919	758
Finished goods	479	351
Total	$1,520	$1,202

Finished goods include inventory placed on consignment of $130 million and $118 million as of December 31, 2010 and 2009, respectively.

		December 31,
Property, plant and equipment at cost	Depreciable Lives	2010	2009
Land	—	$92	$83
Buildings and improvements	5-40 years	2,815	2,867
Machinery and equipment	3-10 years	4,000	3,755
Total		$6,907	$6,705

Authorizations for property, plant and equipment expenditures in future years were $386 million at December 31, 2010.

	December 31,
Accrued expenses and other liabilities	2010	2009
Customer incentive programs and allowances	$118	$118
Property and other non-income taxes	108	89
Other	396	363
Total	$622	$570

	December 31,
Accumulated other comprehensive income (loss), net of taxes	2010	2009
Unrealized losses on available-for-sale investments	$(13)	$(20)
Postretirement benefit plans:
Net actuarial loss	(704)	(615)
Prior service cost	16	14
Total	$(701)	$(621)

15. Segment and geographic area data

Our financial reporting structure comprises three reportable segments. These reportable segments, which are established along major product lines having unique design and development requirements, are as follows:

Analog – Analog semiconductors change real-world signals – such as sound, temperature, pressure or images – by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as DSPs. Analog semiconductors are also used to manage power distribution and consumption. Analog includes high-volume analog & logic, high-performance analog and power management products.

Embedded Processing – Our Embedded Processing products include our DSPs and microcontrollers. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Microcontrollers are designed to control a set of specific tasks for electronic equipment. We make and sell standard, or catalog, Embedded Processing products used in many different applications and custom Embedded Processing products used in specific applications, such as communications infrastructure equipment and automotive.

Wireless – Growth in the wireless handset market is being driven by the demand for smartphones, tablet computers and other emerging portable devices. Many of today’s smartphones and tablets use an applications processor to run the device’s software operating system and enable expanded functionality. Smartphones and tablets also use other semiconductors to enable connectivity through means other than the cellular network (for example, Bluetooth® devices, WiFi networks, GPS location services, or Near Field Communication (NFC)). Our connectivity products and OMAP applications processors enable us to take advantage of the increasing demand for more powerful and more functional mobile devices. We design, make and sell products to satisfy each of these requirements. Wireless products are typically sold in high volumes, and our Wireless portfolio includes both standard products and custom products.

TEXAS INSTRUMENTS     | 30 |     2010 ANNUAL REPORT

We also have Other, which includes other operating segments that neither meet the quantitative thresholds for individually reportable segments nor are they aggregated with other operating segments. These operating segments primarily include our smaller semiconductor product lines such as DLP products (primarily used in projectors to create high-definition images) and custom semiconductors known as ASICs, and our handheld graphing and scientific calculators. Other also includes royalties received for our patented technology that we license to other electronics companies and revenue from transitional supply agreements entered into in connection with acquisitions and divestitures.
Other may also include certain unallocated income and expenses such as gains and losses on sales of assets; sales tax refunds; and certain litigation costs, settlements or reserves. Except for these few unallocated items, we allocate all of our expenses associated with corporate activities to our operating segments based on specific methodologies, such as percentage of operating expenses or headcount.
With the exception of goodwill, we do not identify or allocate assets by operating segment, nor does the chief operating decision maker evaluate operating segments using discrete asset information. There was no significant intersegment revenue. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Segment information
In the first quarter of 2010, we transferred a low-power wireless product line previously in the Analog segment to the Wireless segment. For 2009, revenue from this product line was $68 million, and it operated at a loss of $17 million. For 2008, revenue from this product line was $68 million, and it operated at a loss of $24 million. All segment results for prior periods have been restated to conform to this new classification.

	Analog	Embedded Processing	Wireless	Other		Total
Revenue
2010	$5,979	$2,073	$2,978	$2,936		$13,966
2009	4,202	1,471	2,626	2,128		10,427
2008	4,789	1,631	3,451	2,630		12,501
Operating profit
2010	$1,876	$491	$683	$1,464	(a)	$4,514
2009	770	194	315	712		1,991
2008	1,074	268	323	772		2,437

(a)	Includes $144 million gain on the sale of a product line.

See Note 2 for restructuring expenses impacting segment results.

Geographic area information
The following geographic area data includes revenue, based on product shipment destination and royalty payor location, and property, plant and equipment, based on physical location:

	U.S.	Asia	Europe	Japan	Rest of World	Total
Revenue
2010	$1,539	$8,903	$1,760	$1,366	$398	$13,966
2009	1,140	6,575	1,408	976	328	10,427
2008	1,551	7,387	1,875	1,268	420	12,501
Property, plant and equipment, net
2010	$1,694	$1,575	$139	$249	$23	$3,680
2009	1,727	1,013	161	244	13	3,158
2008	1,785	988	200	314	17	3,304

Major customer
Sales to the Nokia group of companies, including sales to indirect contract manufacturers, accounted for 19 percent, 24 percent and 22 percent of our 2010, 2009 and 2008 revenue. Revenue from sales to Nokia is reflected primarily in our Wireless segment.

TEXAS INSTRUMENTS     | 31 |     2010 ANNUAL REPORT

Report of independent registered public accounting firm

The Board of Directors
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Instruments Incorporated and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2011 expressed an unqualified opinion thereon.
Dallas, Texas
February 25, 2011

TEXAS INSTRUMENTS     | 32 |     2010 ANNUAL REPORT

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

TI management assessed the effectiveness of internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control – Integrated Framework. Based on our assessment we believe that, as of December 31, 2010, our internal control over financial reporting is effective based on the COSO criteria.

TI’s independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which immediately follows this report.

TEXAS INSTRUMENTS     | 33 |     2010 ANNUAL REPORT

Report of independent registered public accounting firm
on internal control over financial reporting

The Board of Directors
Texas Instruments Incorporated

We have audited Texas Instruments Incorporated’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Texas Instruments Incorporated’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report By Management On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Texas Instruments Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Instruments Incorporated and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 25, 2011 expressed an unqualified opinion thereon.
Dallas, Texas
February 25, 2011

TEXAS INSTRUMENTS     | 34 |     2010 ANNUAL REPORT

	Years Ended December 31,
Summary of selected financial data	2010	2009	2008	2007	2006
[Millions of dollars, except share and per-share amounts]

Revenue	$13,966	$10,427	$12,501	$13,835	$14,255
Operating costs and expenses (a) (b)	9,452	8,436	10,064	10,338	10,888
Operating profit	4,514	1,991	2,437	3,497	3,367
Other income (expense) net	37	26	44	195	258
Income from continuing operations before income taxes	4,551	2,017	2,481	3,692	3,625
Provision for income taxes	1,323	547	561	1,051	987
Income from continuing operations	3,228	1,470	1,920	2,641	2,638
Income from discontinued operations, net of income taxes	—	—	—	16	1,703
Net income	$3,228	$1,470	$1,920	$2,657	$4,341
Basic income from continuing operations per common share	$2.66	$1.16	$1.46	$1.86	$1.72
Diluted income from continuing operations per common share	$2.62	$1.15	$1.44	$1.82	$1.69
Dividends declared per common share	$0.49	$0.45	$0.41	$0.30	$0.13
Average dilutive potential common shares outstanding during year, in thousands	1,212,940	1,268,533	1,321,250	1,444,163	1,558,208

(a)	Includes restructuring expense of $33 million, $212 million, $254 million and $52 million in 2010, 2009, 2008 and 2007.

(b)	Includes gains from sales of product lines of $144 million in 2010 and $39 million in 2007.

	December 31,
	2010	2009	2008	2007	2006
Working capital	$5,079	$4,527	$4,258	$4,893	$5,776
Property, plant and equipment, net	3,680	3,158	3,304	3,609	3,950
Total assets	13,401	12,119	11,923	12,667	13,930
Stockholders’ equity	10,437	9,722	9,326	9,975	11,360

Employees	28,412	26,584	29,537	30,175	30,986
Stockholders of record	20,525	24,190	25,107	26,037	27,976

	Years Ended December 31,
	2010	2009	2008	2007	2006
Net cash provided by operating activities	$3,820	$2,643	$3,330	$4,407	$2,456
Capital expenditures	1,199	753	763	686	1,272
Dividends paid	592	567	537	425	199
Stock repurchases	2,454	954	2,122	4,886	5,302

See Notes to Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

TEXAS INSTRUMENTS     | 35 |     2010 ANNUAL REPORT

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
We were the world’s fourth largest semiconductor company in 2010 as measured by revenue, according to preliminary estimates from an external source. Additionally, we sell calculators and related products.

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

Analog
Analog semiconductors change real-world signals – such as sound, temperature, pressure or images – by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as digital signal processors (DSPs). Analog semiconductors are also used to manage power distribution and consumption. Sales to our Analog segment’s more than 80,000 customers generated 43 percent of our revenue in 2010. According to external sources, the worldwide market for analog semiconductors was about $42 billion in 2010. Our Analog segment’s revenue in 2010 was about $6 billion, or about 14 percent of this market, the leading position. We believe that we are well positioned to increase our market share over time.
Our Analog product lines are: high-volume analog & logic, high-performance analog and power management.
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
High-performance analog products: These include standard analog semiconductors, such as amplifiers, data converters and interface semiconductors (our portfolio includes nearly 16,000 products), that we market to many different customers who use them in manufacturing a wide range of products sold in many end markets, including the industrial, communications, computing and consumer electronics markets. High-performance analog products generally have long life cycles, often more than 10 years.
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

Embedded Processing
Our Embedded Processing products include our DSPs and microcontrollers. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Microcontrollers are designed to control a set of specific tasks for electronic equipment. Sales of Embedded Processing products generated 15 percent of our revenue in 2010. According to external sources, the worldwide market for embedded processors was about $18 billion in 2010. Our Embedded Processing segment’s revenue in 2010 was about $2 billion, or about 11 percent of this fragmented market. We believe we are well positioned to increase our market share over time.

TEXAS INSTRUMENTS     | 36 |     2010 ANNUAL REPORT

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

Wireless
Growth in the wireless handset market is being driven by the demand for smartphones, tablet computers and other emerging portable devices. Many of today’s smartphones and tablets use an applications processor to run the device’s software operating system and to enable the expanding functionality that has made smartphones the fastest growing wireless segment. Smartphones and tablets also use other semiconductors to enable connectivity through means other than the cellular network (such as Bluetooth® devices, WiFi networks, GPS location services, and Near Field Communication (NFC)).
We design, make and sell products to satisfy each of these requirements. Wireless products are typically sold in high volumes, and our Wireless portfolio includes both standard products and custom products. Sales of Wireless products generated about $3 billion, or 21 percent of our revenue, in 2010, with a significant portion of those sales to a single customer.
Our Wireless investments are concentrated on our connectivity products and OMAP applications processors, areas we believe offer significant growth opportunities and which will enable us to take advantage of the increasing demand for more powerful and more functional mobile devices. We no longer invest in development of baseband products (products that allow a cell phone to connect to the cellular network), an area we believe offers far less promising growth prospects. Almost all of our baseband products are sold to a single customer. We expect substantially all of our baseband revenue, which was $1.7 billion in 2010, to cease by the end of 2012.

Other
Our Other segment includes revenue from our smaller semiconductor product lines and from sales of our handheld graphing and scientific calculators. It also includes royalties received for our patented technology that we license to other electronics companies and revenue from transitional supply agreements entered into in connection with acquisitions and divestitures. The semiconductor products in our Other segment include DLP® products (primarily used in projectors to create high-definition images) and custom semiconductors known as application-specific integrated circuits (ASICs). This segment generated about $3 billion, or 21 percent of our revenue, in 2010.

Inventory
Our inventory practices differ by product, but we generally maintain inventory levels that are consistent with our expectations of customer demand. Because of the longer product life cycles of standard products and their inherently lower risk of obsolescence, we generally carry more of those products than custom products. Additionally, we sometimes maintain standard-product inventory in unfinished wafer form, as well as higher finished goods inventory of low-volume products, allowing greater flexibility in periods of high demand. We also have consignment inventory programs in place for our largest customers and some distributors.

Manufacturing
Semiconductor manufacturing begins with a sequence of photo-lithographic and chemical processing steps that fabricate a number of semiconductor devices on a thin silicon wafer. Each device on the wafer is tested and the wafer is cut into pieces called chips. Each chip is assembled into a package that then is usually retested. The entire process typically requires between 12 and 18 weeks and takes place in highly specialized facilities.
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
The cost and lifespan of the equipment and processes we use to manufacture semiconductors vary by product. Our Analog products and most of our Embedded Processing products can be manufactured using older, less expensive equipment than is needed for manufacturing advanced logic products, such as our Wireless products. Advanced logic wafer manufacturing continually requires new and expensive processes and equipment. In contrast, the processes and equipment required for manufacturing our Analog products and most of our Embedded Processing products do not have this requirement.
To supplement our internal wafer fabrication capacity and maximize our responsiveness to customer demand and return on capital, our wafer manufacturing strategy utilizes the capacity of outside suppliers, commonly known as foundries. We source about 25 percent of our wafers from external foundries, with the vast majority of this outsourcing being for advanced logic wafers. In 2010, external foundries provided 60 percent of the fabricated wafers for our advanced logic manufacturing needs. We expect the proportion of our advanced logic wafers provided by foundries will increase over time. We expect to maintain sufficient internal wafer fabrication capacity to meet the vast majority of our analog production needs.

TEXAS INSTRUMENTS     | 37 |     2010 ANNUAL REPORT

In addition to using foundries to supplement our wafer fabrication capacity, we selectively use subcontractors to supplement our assembly/test capacity. We generally use subcontractors for assembly/test of products that would be less cost-efficient to complete in-house (e.g., relatively low-volume products that are unlikely to keep internal equipment fully utilized), or when demand temporarily exceeds our internal capacity. We believe we often have a cost advantage from maintaining internal assembly/test capacity.
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

Tax considerations
We operate in a number of tax jurisdictions and are subject to several types of taxes including those that are based on income, capital, property and payroll, as well as sales and other transactional taxes. The timing of the final determination of our tax liabilities varies by jurisdiction and taxing authority. As a result, during any particular reporting period we might reflect in our financial statements one or more tax refunds or assessments, or changes to tax liabilities, involving one or more taxing authorities.

Results of operations

2010 compared with 2009
Our 2010 revenue was $13.97 billion, net income was $3.23 billion and earnings per share (EPS) were $2.62.
2010 was an important year in the transformation of TI to a company focused on Analog and Embedded Processing. We saw strong revenue growth of 34 percent led by those businesses as well as the part of our Wireless segment that is focused on smartphones and tablet computers. Each of these core businesses grew more than 40 percent and gained significant market share. Success in these businesses let us again return cash to shareholders by repurchasing $2.45 billion of our stock and paying dividends of nearly $600 million. In 2010, we continued to expand our analog manufacturing capacity through the acquisitions of wafer fabrication facilities in Japan and China, and the purchase and installation of analog wafer manufacturing equipment. These manufacturing assets were purchased at very cost-effective pricing such that the impact to depreciation will be minimal. In total, the equipment and factories purchased at discounted prices since late 2009 will support more than $5 billion of total additional revenue once fully operational.

TEXAS INSTRUMENTS     | 38 |     2010 ANNUAL REPORT

Statement of operations — selected items
Segment information for 2009 and 2008 has been restated to reflect the transfer of a low-power wireless product line from our Analog segment to our Wireless segment in the first quarter of 2010. For 2009, revenue from this product line was $68 million, and it operated at a loss of $17 million. For 2008, revenue from this product line was $68 million, and it operated at a loss of $24 million.

	2010	For the Years Ended December 31, 2009	2008
Revenue by segment:
Analog	$5,979	$4,202	$4,789
Embedded Processing	2,073	1,471	1,631
Wireless	2,978	2,626	3,451
Other	2,936	2,128	2,630
Revenue	13,966	10,427	12,501
Cost of revenue	6,474	5,428	6,256
Gross profit	7,492	4,999	6,245
Gross profit % of revenue	53.6%	47.9%	50.0%
Research and development (R&D) expense	1,570	1,476	1,940
R&D % of revenue	11.2%	14.2%	15.5%
Selling, general and administrative (SG&A) expense	1,519	1,320	1,614
SG&A % of revenue	10.9%	12.6%	12.9%
Restructuring expense	33	212	254
Gain on divestiture	(144)	—	—
Operating profit	4,514	1,991	2,437
Operating profit % of revenue	32.3%	19.1%	19.5%
Other income (expense) net	37	26	44
Income before income taxes	4,551	2,017	2,481
Provision for income taxes	1,323	547	561
Net income	$3,228	$1,470	$1,920
Diluted income per common share	$2.62	$1.15	$1.44

As required by accounting rules, net income allocated to unvested restricted stock units (RSUs) on which we pay dividend equivalents is excluded from the calculation of EPS. The amount excluded from earnings per common share was $44 million, $14 million and $12 million for the years ended December 31, 2010, December 31, 2009, and December 31, 2008.

Details of 2010 financial results
Revenue in 2010 was $13.97 billion, up $3.54 billion, or 34 percent, from 2009. Revenue in all segments increased over the year-ago period, with particular strength in our core businesses, due to increased shipments across a broad range of products.
Gross profit was $7.49 billion, an increase of $2.49 billion, or 50 percent, from 2009. This increase was primarily due to higher revenue, and to a lesser extent, the impact of improved factory utilization. Improved factory utilization increased our gross profit by $291 million from the year-ago period. Gross profit margin was 53.6 percent of revenue compared with 47.9 percent in 2009.
Operating expenses were $1.57 billion for R&D and $1.52 billion for SG&A. R&D expense increased $94 million, or 6 percent, from 2009 due to higher compensation-related costs. R&D expense as a percent of revenue was 11.2 percent compared with 14.2 percent in the year-ago period. R&D expense increased in the core businesses.
SG&A expense increased $199 million, or 15 percent, from 2009 primarily due to higher compensation-related costs, and to a lesser extent, higher sales and marketing costs. SG&A expense as a percent of revenue was 10.9 percent compared with 12.6 percent in the year-ago period.
Restructuring charges were $33 million compared with $212 million in 2009. See Note 2 to the Financial Statements for additional information.
In 2010 we recognized a gain of $144 million from the sale of a product line previously included in our Other segment.
Operating profit was $4.51 billion, or 32.3 percent of revenue, compared with $1.99 billion, or 19.1 percent of revenue, in 2009. This increase was due to the increase in revenue and the associated gross profit. Operating profit increased from 2009 in all segments.
The tax provision for 2010 was $1.32 billion compared with $547 million for the prior year. The increase was due to higher income before income taxes. In December 2010, the President signed into law the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, which reinstated the federal research tax credit with effect retroactively to January 1, 2010. The effect of the reinstatement of this tax credit was recorded in the fourth quarter. See Note 5 to the Financial Statements for a reconciliation of tax rates to the statutory federal tax rate.

TEXAS INSTRUMENTS     | 39 |     2010 ANNUAL REPORT

Net income was $3.23 billion, an increase of $1.76 billion from 2009. EPS for 2010 was $2.62 compared with $1.15 for 2009. EPS benefited $0.12 from a lower number of average shares outstanding as a result of our stock repurchase program.
Orders were $13.93 billion, an increase of 23 percent compared with 2009. The increase reflected higher demand across a broad range of products.

Segment results
A detailed discussion of our segment results appears below.

Analog
	2010	2009	2010 vs. 2009
Revenue	$5,979	$4,202	42%
Operating profit	1,876	770	144%
Operating profit % of revenue	31.4%	18.3%
Restructuring expense*	$13	$84

* Included in operating profit

Analog revenue increased $1.78 billion, or 42 percent, from 2009 due to increased shipments of, in decreasing order, high-volume analog & logic, power management and high-performance analog products.
Operating profit was $1.88 billion, or 31.4 percent of revenue. This was an increase of $1.11 billion, or 144 percent, compared with 2009 due to higher revenue and associated gross profit.

Embedded Processing
	2010	2009	2010 vs. 2009
Revenue	$2,073	$1,471	41%
Operating profit	491	194	153%
Operating profit % of revenue	23.7%	13.2%
Restructuring expense*	$6	$43

* Included in operating profit

Embedded Processing revenue increased $602 million, or 41 percent, compared with 2009 primarily due to increased shipments of catalog products, and to a lesser extent, products sold into communications infrastructure and automotive applications.
Operating profit was $491 million, or 23.7 percent of revenue. This was an increase of $297 million, or 153 percent, compared with 2009 due to higher revenue and associated gross profit.

Wireless
	2010	2009	2010 vs. 2009
Revenue	$2,978	$2,626	13%
Operating profit	683	315	117%
Operating profit % of revenue	22.9%	12.0%
Restructuring expense*	$10	$62

* Included in operating profit

Wireless revenue increased $352 million, or 13 percent, from 2009 primarily due to increased shipments of connectivity products, and to a lesser extent, OMAP applications processors. Baseband revenue for 2010 was $1.71 billion, about even compared with 2009.
Operating profit was $683 million, or 22.9 percent of revenue. This was an increase of $368 million, or 117 percent, compared with 2009 primarily due to higher revenue and associated gross profit.

TEXAS INSTRUMENTS     | 40 |     2010 ANNUAL REPORT

Other
	2010	2009	2010 vs. 2009
Revenue	$2,936	$2,128	38%
Operating profit	1,464	712	106%
Operating profit % of revenue	49.9%	33.5%
Restructuring expense*	$4	$23
Gain on divestiture*	144	—

* Included in operating profit

Revenue from Other was $2.94 billion in 2010. This was an increase of $808 million, or 38 percent, from 2009 primarily due to increased shipments of DLP products and, to a lesser extent, custom ASIC products. Also contributing to the increase in revenue were higher royalties, and revenue from transitional supply agreements associated with recently acquired factories and from increased shipments of calculators.
Operating profit for 2010 from Other was $1.46 billion, or 49.9 percent of revenue. This was an increase of $752 million, or 106 percent, compared with 2009 due to higher revenue and associated gross profit and, to a lesser extent, the gain on the sale of a product line.

Prior results of operations

2009 compared with 2008
Our 2009 revenue was $10.43 billion, net income was $1.47 billion and EPS was $1.15.
During 2009, despite a severe global economic downturn, we increased our focus on Analog and Embedded Processing. In addition, we completed actions that significantly reduced our costs. Our major actions during 2009 included implementing a voluntary retirement program and an involuntary reduction program, staffing Kilby Labs (a creative research facility in Dallas), acquiring two companies to support our Analog and Embedded Processing objectives and opening an assembly/test site located in the Philippines and the world’s first 300-millimeter analog wafer factory, located in Richardson, Texas, outfitting both with manufacturing equipment purchased in a weak market at extremely attractive prices.

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
Operating profit was $1.99 billion, or 19.1 percent of revenue, compared with $2.44 billion, or 19.5 percent of revenue, in 2008. This was an 18 percent decrease due to the decline in revenue and the associated gross profit. This decrease more than offset a reduction in operating expenses and lower restructuring charges. Operating profit decreased from 2008 in all segments.
Other income (expense) net (OI&E) was $26 million, a decrease of $18 million from 2008 due to lower interest income. The decrease in interest income from a year ago was due to lower interest rates, which more than offset higher average balances of interest-bearing investments. Additionally, we had expenses associated with former businesses in 2008 that did not recur in 2009.
The tax provision was $547 million compared with $561 million for 2008. The decrease was primarily due to lower income before income taxes, partially offset by lower discrete tax benefits, and to a lesser extent, a lower federal R&D tax credit. The tax provision for 2009 contained net discrete tax benefits of $7 million. The tax provision for 2008 contained net discrete tax benefits of $122 million, primarily resulting from our decision to indefinitely reinvest the accumulated earnings of a non-U.S. subsidiary.
Income from continuing operations was $1.47 billion, a decrease of $450 million from 2008. EPS for 2009 was $1.15 compared with $1.44 for 2008. EPS in 2009 benefited $0.05 from a lower number of average shares outstanding as a result of our stock repurchase program.
Orders were $11.36 billion, which was 4 percent lower than 2008. The decline reflected lower demand for baseband wireless products.

TEXAS INSTRUMENTS     | 41 |     2010 ANNUAL REPORT

Segment results
Results for the Analog and Wireless segments for 2009 and 2008 have been restated due to the transfer of a low-power wireless product line from the Analog segment to the Wireless segment in the first quarter of 2010. For 2009, revenue from this product line was $68 million, and it operated at a loss of $17 million. For 2008, revenue from this product line was $68 million, and it operated at a loss of $24 million.

Analog
	2009	2008	2009 vs. 2008
Revenue	$4,202	$4,789	-12%
Operating profit	770	1,074	-28%
Operating profit % of revenue	18.3%	22.4%
Restructuring expense*	$84	$58

* Included in operating profit

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
Operating profit was $770 million, or 18.3 percent of revenue. This was a decrease of $304 million from 2008 due to lower revenue and associated gross profit, partially offset by lower operating expenses.

Embedded Processing
	2009	2008	2009 vs. 2008
Revenue	$1,471	$1,631	-10%
Operating profit	194	268	-28%
Operating profit % of revenue	13.2%	16.5%
Restructuring expense*	$43	$24

* Included in operating profit

Embedded Processing revenue declined $160 million, or 10 percent, compared with 2008 primarily due to lower revenue from catalog products. The decline in catalog revenue was primarily due to a higher proportion of shipments of lower-priced products. Lower shipments of products for automotive applications contributed to a lesser extent to the segment’s revenue decline.
Operating profit was $194 million, or 13.2 percent of revenue. This was a decrease of $74 million, or 28 percent, compared with 2008 due to lower revenue and associated gross profit, partially offset by lower operating expenses.

Wireless
	2009	2008	2009 vs. 2008
Revenue	$2,626	$3,451	-24%
Operating profit	315	323	-2%
Operating profit % of revenue	12.0%	9.3%
Restructuring expense*	$62	$132

* Included in operating profit

Wireless revenue declined $825 million, or 24 percent, from 2008 primarily due to lower shipments of baseband products, and to a lesser extent, lower shipments of OMAP applications processors. These decreases more than offset higher shipments of connectivity products. Baseband revenue for 2009 was $1.73 billion, a decrease of $813 million, or 32 percent, from 2008.
Operating profit was $315 million, or 12.0 percent of revenue. This was a decrease of $8 million, or 2 percent, from 2008 due to lower revenue and associated gross profit, partially offset by lower operating and restructuring expenses. As noted above, most of our reductions in R&D were in Wireless.

TEXAS INSTRUMENTS     | 42 |     2010 ANNUAL REPORT

Other
	2009	2008	2009 vs. 2008
Revenue	$2,128	$2,630	-19%
Operating profit	712	772	-8%
Operating profit % of revenue	33.5%	29.3%
Restructuring expense*	$23	$40

* Included in operating profit

Revenue from Other was $2.13 billion in 2009. This was a decline of $502 million, or 19 percent, from 2008 due to a decrease in shipments across a broad range of products, especially RISC microprocessors.
Operating profit for 2009 from Other was $712 million, or 33.5 percent of revenue. This was a decrease of $60 million, or 8 percent, compared with 2008 due to lower revenue and associated gross profit, partially offset by lower operating expenses.

Financial condition

At the end of 2010, total cash (cash and cash equivalents plus short-term investments) was $3.07 billion, an increase of $147 million from the end of 2009.
Accounts receivable were $1.52 billion at the end of 2010. This was an increase of $241 million compared with the end of 2009. Days sales outstanding were 39 at the end of 2010 compared with 38 at the end of 2009. The increase in accounts receivable was the result of higher revenue.
Inventory was $1.52 billion at the end of 2010. This was an increase of $318 million from the end of 2009. Days of inventory at the end of 2010 were 83 compared with 76 at the end of 2009. Eighty-three days approximates a more normal carrying level of inventory for our current business model.

Liquidity and capital resources

Our sources of liquidity are cash flow from operations, cash and cash equivalents, short-term investments, and a revolving credit facility.
Our primary source of liquidity is cash flow from operations. Cash flow from operations for 2010 was $3.82 billion, an increase of $1.18 billion from the prior year due to higher net income.
We had $1.32 billion of cash and cash equivalents and $1.75 billion of short-term investments as of December 31, 2010. We have a variable-rate revolving credit facility that allows us to borrow up to $1 billion until August 2011 and up to $920 million from August 2011 until August 2012. As of December 31, 2010, this credit facility was not being utilized. See Note 11 to the Financial Statements for additional information.
In 2010, investing activities used $1.06 billion in cash, primarily for capital expenditures, and to a lesser extent, acquisitions. For 2010, capital expenditures were $1.20 billion compared with $753 million used in 2009. Capital expenditures in 2010 were for assembly/test equipment and analog wafer manufacturing equipment. Additionally, in 2010 we used $199 million for business acquisitions that included wafer fabrication facilities and related equipment. See Note 8 to the Financial Statements for details regarding acquisitions. In comparison, we used $155 million for acquisitions in 2009.
For 2010, net cash used in financing activities was $2.63 billion compared with $1.41 billion in 2009. We used $2.45 billion to repurchase 94 million shares of our common stock in 2010, compared with $954 million used to repurchase 45 million shares of our common stock in 2009. Dividends paid in 2010 of $592 million, compared with $567 million in 2009, reflect the effect of increases in the quarterly dividend rate, partially offset by the lower number of shares outstanding. Employee exercises of TI stock options are also reflected in cash from financing activities. In 2010, these exercises provided cash proceeds of $407 million compared with $109 million in 2009.
Cumulatively, our board of directors has authorized $27.50 billion in stock repurchases since the beginning of September 2004. At year-end 2010, $7.64 billion of these authorizations remained. From September 2004 through December 2010, we reduced our shares outstanding by 32.4 percent.
We believe we have the necessary financial resources and operating plans to fund our working capital needs, capital expenditures, dividend payments and other business requirements for at least the next 12 months.

TEXAS INSTRUMENTS     | 43 |     2010 ANNUAL REPORT

Long-term contractual obligations

	Payments Due by Period
Contractual obligations	2011	2012/2013	2014/2015	Thereafter	Total
Operating lease obligations (a)	$80	$115	$84	$80	$359
Software license obligations (b)	67	61	6	—	134
Purchase obligations (c)	221	143	10	1	375
Deferred compensation plan (d)	17	46	22	74	159
Total (e)	$385	$365	$122	$155	$1,027

(a)	Includes minimum payments for leased facilities and equipment, as well as purchases of industrial gases under contracts accounted for as an operating lease.
(b)	Includes payments under license agreements for electronic design automation software.
(c)
Includes contractual arrangements with suppliers where there is a fixed non-cancellable payment schedule or minimum payments due with a reduced delivery schedule. Excluded from the table are cancellable arrangements. However, depending on when certain purchase arrangements may be cancelled, an additional $7 million of cancellation penalties may be required to be paid, which are not reflected in the table.

(d)	Includes an estimate of payments under this plan for the liability that existed at December 31, 2010.
(e)
The table excludes $103 million of uncertain tax liabilities under ASC 740 because of the difficulty in making reasonably reliable estimates of the timing of cash settlements with the respective taxing authorities. In addition, the table excludes planned funding contributions to our retirement plans of $117 million in 2011; funding projections beyond 2011 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact of the plans’ asset performance, interest rates and potential U.S. and international legislation.

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

Revenue recognition
Revenue from sales of our products, including sales to our distributors, is recognized upon shipment or delivery, depending upon the terms of the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amount is fixed or determinable and collection of the revenue is reasonably assured. Revenue from sales of our products that are subject to inventory consignment agreements is recognized when the customer or distributor pulls product from consignment inventory that we store at designated locations. In 2010, about 35 percent of our revenue was generated from sales of our products subject to inventory consignment agreements.
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
In 2010, about 37 percent of our revenue was generated from sales of our products to distributors. We recognize distributor revenue net of allowances, which are management’s estimates based on analysis of historical data, current economic conditions and contractual terms. These allowances recognize the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities, or are allowed to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. Historical claims data are maintained for each of the programs, with differences among geographic regions taken into consideration. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in distributor revenue and inventory levels. Allowances are also adjusted when recent historical data do not represent anticipated future activity. About 30 percent of our distributor revenue is generated from sales of consigned inventory, and we expect this proportion to grow over time. The allowances we record against this revenue are not material.

TEXAS INSTRUMENTS     | 44 |     2010 ANNUAL REPORT

In addition, we monitor collectability of accounts receivable primarily through review of the accounts receivable aging. When collection is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made.

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
As part of our financial process, we must assess the likelihood that our deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior years that can be used to absorb net operating losses and credit carrybacks, and taxable income in future years. Our judgment regarding future recoverability of our deferred tax assets based on these criteria may change due to various factors, including changes in U.S. or international tax laws and changes in market conditions and their impact on our assessment of taxable income in future periods. These changes, if any, may require material adjustments to the deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.
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

TEXAS INSTRUMENTS     | 45 |     2010 ANNUAL REPORT

Off-balance sheet arrangements

As of December 31, 2010, we had no significant off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Commitments and contingencies

See Note 12 to the Financial Statements for a discussion of our commitments and contingencies.

Quantitative and qualitative disclosures about market risk

Foreign exchange risk
The U.S. dollar is the functional currency for financial reporting. We use forward currency exchange contracts to reduce the earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. For example, at year-end 2010, we had forward currency exchange contracts outstanding with a notional value of $439 million to hedge net balance sheet exposures (including $236 million to sell Japanese yen, $69 million to sell euros and $33 million to sell British pound sterling). Similar hedging activities existed at year-end 2009.
Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these forward currency exchange contracts, based on year-end 2010 balances and currency exchange rates, a hypothetical 10 percent plus or minus fluctuation in non-U.S. currency exchange rates would result in a pre-tax currency exchange gain or loss of approximately $1 million.

Interest rate risk
As of December 31, 2010 and 2009, we had no debt. Therefore, our primary exposure to changes in interest rates is limited to the effect on the fair values of our investments in cash equivalents and short-term investments. The effect of changes in interest rates on the fair value of our cash equivalents and short-term investments has not been material during 2010 or 2009 due to the primarily short-term duration of our investments. A hypothetical increase or decrease of 100 basis points in the applicable interest rates associated with these investments as of year-end 2010 would have resulted in a decrease of approximately $16 million and an increase of approximately $4 million in the fair value of these securities, respectively (in the instance of falling rates, the hypothetical change in value assumes that no interest rate on any individual security could drop below zero). Because the coupon rates applicable to our auction-rate securities reset every 7, 28 or 35 days to maximum rates indexed to short-term interest rate benchmarks defined for each security, a change in the general level of interest rates is not expected to cause a significant change in the fair value of our long-term investments in those securities. While an increase in interest rates reduces the fair value of the investment portfolio, we will not recognize the losses in other income (expense) net unless the individual securities are sold prior to recovery or the impairment is determined to be other-than-temporary.
Equity risk
Long-term investments at year-end 2010 include the following:

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

TEXAS INSTRUMENTS     | 46 |     2010 ANNUAL REPORT

Quarterly financial data
[Millions of dollars, except per-share amounts]

	Quarter
2010	1st	2nd	3rd	4th
Revenue	$3,205	$3,496	$3,740	$3,525
Gross profit	1,689	1,894	2,039	1,869
Operating profit	950	1,107	1,227	1,230
Net income	$658	$769	$859	$942
Earnings per common share:
Basic earnings per common share	$0.53	$0.63	$0.71	$0.79
Diluted earnings per common share	$0.52	$0.62	$0.71	$0.78

	Quarter
2009	1st	2nd	3rd	4th
Revenue	$2,086	$2,457	$2,880	$3,005
Gross profit	806	1,124	1,481	1,589
Operating profit	10	343	763	875
Net income	$17	$260	$538	$655
Earnings per common share:
Basic earnings per common share	$0.01	$0.20	$0.42	$0.52
Diluted earnings per common share	$0.01	$0.20	$0.42	$0.52

Included in the results above were the following items:

	Quarter
2010	1st	2nd	3rd	4th
Restructuring expense (a)	$10	$17	$4	$1
Gain on sale of product line (b)	$—	$—	$—	$144
Federal research tax credit benefit (c)	$—	$—	$4	$50

	Quarter
2009	1st	2nd	3rd	4th
Restructuring expense (a)	$105	$85	$10	$12

(a)	See Note 2 to the Financial Statements for additional information.
(b)	See Note 8 to the Financial Statements for additional information.
(c)	The fourth quarter amount of $50 million was related to the U.S. federal research tax credit, which was reinstated in December 2010 and was retroactive to the beginning of 2010.

Common stock prices and dividends

TI common stock is listed on the New York Stock Exchange and traded principally in that market. The table below shows the high and low closing prices of TI common stock as reported by Bloomberg L.P. and the dividends paid per common share for each quarter during the past two years.

		Quarter
		1st	2nd	3rd	4th
Stock prices:
2010	High	$26.34	$27.16	$27.14	$33.75
	Low	22.50	23.28	23.02	27.21
2009	High	$17.63	$21.85	$25.35	$27.00
	Low	13.70	16.00	20.11	22.26

Dividends paid:
2010		$0.12	$0.12	$0.12	$0.13
2009		$0.11	$0.11	$0.11	$0.12