Form 10-K, Exhibit 13
period 2011-12-31
TEXAS INSTRUMENTS INC
filed 2012-02-24
CIK 97476

Exhibit 13

	For Years Ended December 31,
Consolidated statements of income	2011	2010	2009
[Millions of dollars, except share and per-share amounts]
Revenue	$13,735	$13,966	$10,427
Cost of revenue (COR)	6,963	6,474	5,428
Gross profit	6,772	7,492	4,999
Research and development (R&D)	1,715	1,570	1,476
Selling, general and administrative (SG&A)	1,638	1,519	1,320
Restructuring charges	112	33	212
Acquisition charges/divestiture (gain)	315	(144)	—
Operating profit	2,992	4,514	1,991
Other income (expense) net (OI&E)	5	37	26
Interest and debt expense	42	—	—
Income before income taxes	2,955	4,551	2,017
Provision for income taxes	719	1,323	547
Net income	$2,236	$3,228	$1,470

Earnings per common share:
Basic	$1.91	$2.66	$1.16
Diluted	$1.88	$2.62	$1.15

Average shares outstanding (millions):
Basic	1,151	1,199	1,260
Diluted	1,171	1,213	1,269

Cash dividends declared per share of common stock	$0.56	$0.49	$0.45

See accompanying notes.

	For Years Ended December 31,
Consolidated statements of comprehensive income	2011	2010	2009
[Millions of dollars]
Net income	$2,236	$3,228	$1,470
Other comprehensive income (loss):
Available-for-sale investments:
Unrealized gains (losses), net of tax benefit (expense) of $1, ($3) and ($9)	(2)	7	17
Reclassification of recognized transactions, net of tax benefit (expense) of ($7), $0 and ($3)	12	—	6
Net actuarial gains (losses) of defined benefit plans:
Adjustment, net of tax benefit (expense) of $65, $61 and ($38)	(124)	(154)	91
Reclassification of recognized transactions, net of tax benefit (expense) of ($28), ($36) and ($27)	48	65	62
Prior service cost of defined benefit plans:
Adjustment, net of tax benefit (expense) of $5, ($1) and $1	(9)	2	(1)
Reclassification of recognized transactions, net of tax benefit (expense) of ($1), $0 and $3	2	—	(6)
Change in fair value of derivative instrument, net of tax benefit (expense) of $1	(2)	—	—
Total	(75)	(80)	169
Total comprehensive income	$2,161	$3,148	$1,639

See accompanying notes.

	December 31,
Consolidated balance sheets	2011	2010
[Millions of dollars, except share amounts]
Assets
Current assets:
Cash and cash equivalents	$992	$1,319
Short-term investments	1,943	1,753
Accounts receivable, net of allowances of ($19) and ($18)	1,545	1,518
Raw materials	115	122
Work in process	1,004	919
Finished goods	669	479
Inventories	1,788	1,520
Deferred income taxes	1,174	770
Prepaid expenses and other current assets	386	180
Total current assets	7,828	7,060
Property, plant and equipment at cost	7,133	6,907
Less accumulated depreciation	(2,705)	(3,227)
Property, plant and equipment, net	4,428	3,680
Long-term investments	265	453
Goodwill	4,452	924
Acquisition-related intangibles, net	2,900	76
Deferred income taxes	321	927
Capitalized software licenses, net	206	205
Overfunded retirement plans	40	31
Other assets	57	45
Total assets	$20,497	$13,401

Liabilities and stockholders’ equity
Current liabilities:
Commercial paper borrowings	$999	$—
Current portion of long-term debt	382	—
Accounts payable	625	621
Accrued compensation	597	629
Income taxes payable	101	109
Accrued expenses and other liabilities	795	622
Total current liabilities	3,499	1,981
Long-term debt	4,211	—
Underfunded retirement plans	701	519
Deferred income taxes	607	86
Deferred credits and other liabilities	527	378
Total liabilities	9,545	2,964
Stockholders’ equity:
Preferred stock, $25 par value. Authorized – 10,000,000 shares. Participating cumulative preferred. None issued.	—	—
Common stock, $1 par value. Authorized – 2,400,000,000 shares. Shares issued: 2011 – 1,740,630,391; 2010 – 1,740,166,101	1,741	1,740
Paid-in capital	1,194	1,114
Retained earnings	26,278	24,695
Less treasury common stock at cost. Shares: 2011 – 601,131,631; 2010 – 572,722,397	(17,485)	(16,411)
Accumulated other comprehensive income (loss), net of taxes	(776)	(701)
Total stockholders’ equity	10,952	10,437
Total liabilities and stockholders’ equity	$20,497	$13,401

See accompanying notes.

	For Years Ended December 31,
Consolidated statements of cash flows	2011	2010	2009
[Millions of dollars]
Cash flows from operating activities:
Net income	$2,236	$3,228	$1,470
Adjustments to net income:
Depreciation	904	865	877
Stock-based compensation	269	190	186
Amortization of acquisition-related intangibles	111	48	48
Gain on sales of assets and divestiture	(5)	(144)	—
Deferred income taxes	(119)	(188)	146
Increase (decrease) from changes in:
Accounts receivable	112	(231)	(364)
Inventories	(17)	(304)	177
Prepaid expenses and other current assets	(29)	(8)	115
Accounts payable and accrued expenses	2	57	5
Accrued compensation	(77)	246	(38)
Income taxes payable	(85)	(19)	87
Other	(46)	80	(66)
Net cash provided by operating activities	3,256	3,820	2,643

Cash flows from investing activities:
Additions to property, plant and equipment	(816)	(1,199)	(753)
Proceeds from insurance recovery, asset sales and divestiture	16	148	—
Purchases of short-term investments	(3,653)	(2,510)	(2,273)
Sales, redemptions and maturities of short-term investments	3,555	2,564	2,030
Purchases of long-term investments	(6)	(8)	(9)
Redemptions and sales of long-term investments	157	147	64
Business acquisitions:
Property, plant and equipment	(865)	(200)	(3)
Inventories	(225)	(14)	(4)
Other	(4,335)	15	(148)
Business acquisitions, net of cash acquired	(5,425)	(199)	(155)
Net cash used in investing activities	(6,172)	(1,057)	(1,096)

Cash flows from financing activities:
Proceeds from issuance of long-term debt and commercial paper borrowings	4,697	—	—
Issuance costs for long-term debt	(12)	—	—
Repayment of commercial paper borrowings	(200)	—	—
Dividends paid	(644)	(592)	(567)
Sales and other common stock transactions	690	407	109
Excess tax benefit from share-based payments	31	13	1
Stock repurchases	(1,973)	(2,454)	(954)
Net cash provided by (used in) financing activities	2,589	(2,626)	(1,411)

Net (decrease) increase in cash and cash equivalents	(327)	137	136
Cash and cash equivalents at beginning of year	1,319	1,182	1,046
Cash and cash equivalents at end of year	$992	$1,319	$1,182

See accompanying notes.

Consolidated statements of stockholders’ equity	Common Stock	Paid-in Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)
[Millions of dollars, except per-share amounts]
Balance, December 31, 2008	$1,740	$1,022	$21,168	$(13,814)	$(790)

2009
Net income	—	—	1,470	—	—
Dividends declared and paid ($.45 per share)	—	—	(567)	—	—
Common stock issued on exercise of stock options	—	(120)	—	226	—
Stock repurchases	—	—	—	(961)	—
Stock-based compensation	—	186	—	—	—
Tax impact from exercise of options	—	(2)	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	169
Other	—	—	(5)	—	—
Balance, December 31, 2009	1,740	1,086	22,066	(14,549)	(621)

2010
Net income	—	—	3,228	—	—
Dividends declared and paid ($.49 per share)	—	—	(592)	—	—
Common stock issued on exercise of stock options	—	(182)	—	588	—
Stock repurchases	—	—	—	(2,450)	—
Stock-based compensation	—	190	—	—	—
Tax impact from exercise of options	—	21	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	(80)
Other	—	(1)	(7)	—	—
Balance, December 31, 2010	1,740	1,114	24,695	(16,411)	(701)

2011
Net income	—	—	2,236	—	—
Dividends declared and paid ($.56 per share)	—	—	(644)	—	—
Common stock issued on exercise of stock options	1	(252)	—	898	—
Stock repurchases	—	—	—	(1,973)	—
Stock-based compensation	—	269	—	—	—
Tax impact from exercise of options	—	45	—	—	—
Other comprehensive income (loss), net of tax	—	—	—	—	(75)
Other	—	18	(9)	1	—
Balance, December 31, 2011	$1,741	$1,194	$26,278	$(17,485)	$(776)

See accompanying notes.

Notes to financial statements

1. Description of business and significant accounting policies and practices
Business
At Texas Instruments (TI), we design and make semiconductors that we sell to electronics designers and manufacturers all over the world. We have three reportable segments, which are established along major categories of products as follows:

Analog – consists of High Volume Analog & Logic (HVAL), Power Management (Power) and High Performance Analog (HPA). Following the acquisition of National Semiconductor Corporation (National), our Analog segment also includes National’s ongoing operations under the name of Silicon Valley Analog (SVA);
Embedded Processing – consists of digital signal processors (DSPs) and microcontrollers used in catalog, communications infrastructure and automotive applications; and
Wireless – consists of OMAP™ applications processors, connectivity products and basebands for wireless applications, including handsets and tablet computers.

We report the results of our remaining business activities in Other. See Note 17 for additional information on our business segments.
Basis of presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The basis of these financial statements is comparable for all periods presented herein.

The consolidated financial statements include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in these notes, except per-share amounts, are stated in millions of U.S. dollars unless otherwise indicated. We have reclassified certain amounts in the prior periods’ financial statements to conform to the 2011 presentation. The preparation of financial statements requires the use of estimates from which final results may vary.

On September 23, 2011, we completed the acquisition of National. The consolidated financial statements include the balances and results of operations of National from the date of acquisition. See Note 2 for more detailed information.

Revenue recognition
We recognize revenue from direct sales of our products to our customers, including shipping fees, when title passes to the customer, which usually occurs upon shipment or delivery, depending upon the terms of the sales order; when persuasive evidence of an arrangement exists; when sales amounts are fixed or determinable; and when collectability is reasonably assured. Revenue from sales of our products that are subject to inventory consignment agreements is recognized when the customer pulls product from consignment inventory that we store at designated locations. Estimates of product returns for quality reasons and of price allowances (based on historical experience, product shipment analysis and customer contractual arrangements) are recorded when revenue is recognized. Allowances include volume-based incentives and special pricing arrangements. In addition, we record allowances for accounts receivable that we estimate may not be collected.

We recognize revenue from direct sales of our products to our distributors, net of allowances, consistent with the principles discussed above. Title transfers to the distributors at delivery or when the products are pulled from consignment inventory, and payment is due on our standard commercial terms; payment terms are not contingent upon resale of the products. We also grant discounts to some distributors for prompt payments. We calculate credit allowances based on historical data, current economic conditions and contractual terms. For instance, we sell to distributors at standard published prices, but we may grant them price adjustment credits in response to individual competitive opportunities they may have. To estimate allowances, we use statistical percentages of revenue, determined quarterly, based upon recent historical adjustment trends.

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

We include shipping and handling costs in COR.

Advertising costs
We expense advertising and other promotional costs as incurred. This expense was $43 million in 2011, $44 million in 2010 and $42 million in 2009.

Income taxes
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

Other assessed taxes
Some transactions require us to collect taxes such as sales, value-added and excise taxes from our customers. These transactions are presented in our statements of income on a net (excluded from revenue) basis.

Earnings per share (EPS)
Unvested awards of share-based payments with rights to receive dividends or dividend equivalents, such as our restricted stock units (RSUs), are considered to be participating securities and the two-class method is used for purposes of calculating EPS. Under the two-class method, a portion of net income is allocated to these participating securities and, therefore, is excluded from the calculation of EPS allocated to common stock, as shown in the table below.

Computation and reconciliation of earnings per common share are as follows (shares in millions):

	2011			2010			2009
	Net Income	Shares	EPS	Net Income	Shares	EPS	Net Income	Shares	EPS
Basic EPS:
Net income	$2,236			$3,228			$1,470
Less income allocated to RSUs	(35)			(44)			(14)
Income allocated to common stock for basic EPS calculation	$2,201	1,151	$1.91	$3,184	1,199	$2.66	$1,456	1,260	$1.16

Adjustment for dilutive shares:
Stock-based compensation plans		20			14			9

Diluted EPS:
Net income	$2,236			$3,228			$1,470
Less income allocated to RSUs	(34)			(44)			(14)
Income allocated to common stock for diluted EPS calculation	$2,202	1,171	$1.88	$3,184	1,213	$2.62	$1,456	1,269	$1.15

Options to purchase 41 million, 88 million and 135 million shares of common stock that were outstanding during 2011, 2010 and 2009, respectively, were not included in the computation of diluted EPS because their exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

Investments
We present investments on our balance sheets as cash equivalents, short-term investments or long-term investments. Specific details are as follows:

Cash equivalents and short-term investments: We consider investments in debt securities with maturities of three months or less from the date of our investment to be cash equivalents. We consider investments in debt securities with maturities beyond three months from the date of our investment as being available for use in current operations and include these investments in short-term investments. The primary objectives of our cash equivalent and short-term investment activities are to preserve capital and maintain liquidity while generating appropriate returns.
Long-term investments: Long-term investments consist of mutual funds, auction-rate securities, venture capital funds and non-marketable equity securities.
Classification of investments: Depending on our reasons for holding the investment and our ownership percentage, we classify investments in securities as available for sale, trading, equity-method or cost-method investments, which are more fully described in Note 9. We determine cost or amortized cost, as appropriate, on a specific identification basis.

Inventories
Inventories are stated at the lower of cost or estimated net realizable value. Cost is generally computed on a currently adjusted standard cost basis, which approximates cost on a first-in first-out basis. Standard cost is based on the normal utilization of installed factory capacity. Cost associated with underutilization of capacity is expensed as incurred. Inventory held at consignment locations is included in our finished goods inventory. Consigned inventory was $129 million and $130 million as of December 31, 2011 and 2010, respectively.

We review inventory quarterly for salability and obsolescence. A specific allowance is provided for inventory considered unlikely to be sold. Remaining inventory includes a salability and obsolescence allowance based on an analysis of historical disposal activity. We write off inventory in the period in which disposal occurs.

Property, plant and equipment; acquisition-related intangibles and other capitalized costs
Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Our cost basis includes certain assets acquired in business combinations that were initially recorded at fair value as of the date of acquisition. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements. We amortize acquisition-related intangibles on a straight-line basis over the estimated economic life of the assets. Capitalized software licenses generally are amortized on a straight-line basis over the term of the license. Fully depreciated or amortized assets are written off against accumulated depreciation or amortization.

Impairments of long-lived assets
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

Goodwill and indefinite-lived intangibles
Goodwill is not amortized but is reviewed for impairment annually or more frequently if certain impairment indicators arise. We complete our annual goodwill impairment tests as of October 1 for our reporting units. The test compares the fair value for each reporting unit to its associated carrying value including goodwill. We have had no impairment of goodwill for 2011 or 2010.

Foreign currency
The functional currency for our non-U.S. subsidiaries is the U.S. dollar. Accounts recorded in currencies other than the U.S. dollar are remeasured into the functional currency. Current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at the end of each reporting period. Property, plant and equipment with associated depreciation and inventories are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate daily rate of exchange. Currency exchange gains and losses from remeasurement are credited or charged to OI&E.

Derivatives and hedging
In connection with the issuance of variable-rate long-term debt in May 2011, as more fully described in Note 13, we entered into an interest rate swap designated as a hedge of the variability of cash flows related to interest payments. Gains and losses from changes in the fair value of the interest rate swap are credited or charged to Accumulated other comprehensive income (loss), net of taxes (AOCI).

We also use derivative financial instruments to manage exposure to foreign exchange risk. These instruments are primarily forward foreign currency exchange contracts that are used as economic hedges to reduce the earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures or for specified non-U.S. dollar forecasted transactions. Gains and losses from changes in the fair value of these forward foreign currency exchange contracts are credited or charged to OI&E. We do not apply hedge accounting to our foreign currency derivative instruments.

We do not use derivatives for speculative or trading purposes.

Changes in accounting standards
In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This standard results in a common requirement between the FASB and the International Accounting Standards Board (IASB) for measuring fair value and for disclosing information about fair-value measurements. While this new standard will not affect how we measure or account for assets and liabilities at fair value, disclosures will be required for interim and annual periods beginning January 1, 2012. There will be no impact to our financial condition or results of operation from the adoption of this new standard.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This standard is intended to simplify how we will test goodwill for impairment. Prior to the issuance of this standard, we were required to use a two-step quantitative test to assess impairment of goodwill. Under this new standard, we will have the option to first assess qualitative factors to determine whether that two-step quantitative test should be performed. This standard is effective for goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. We will adopt this standard effective January 1, 2012.

2. National Semiconductor acquisition
On September 23, 2011, we completed the acquisition of National by acquiring all issued and outstanding common shares in exchange for cash. National designed, developed, manufactured and marketed a wide range of semiconductor products, focused on providing high-performance energy-efficient analog and mixed-signal solutions. The purpose of the acquisition was to grow revenue by combining National’s products with TI’s larger sales force and customer base.

We accounted for this transaction under Accounting Standards Codification (ASC) 805 - Business Combinations, and National’s operating results are included in the Analog segment from the acquisition date as SVA.

The acquisition-date fair value of the consideration transferred is as follows:

Cash payments	$6,535
Fair value of vested share-based awards assumed by TI	22
Total consideration transferred to National shareholders	$6,557

We prepared an initial determination of the fair value of assets acquired and liabilities assumed as of the acquisition date using preliminary information. Adjustments were made during the fourth quarter of 2011 to the fair value of assets acquired and liabilities assumed, as a result of refining our estimates. These were retrospectively applied to the September 23, 2011, acquisition date balance sheet. These adjustments are primarily related to tax matters and netted to an increase of goodwill of $1 million. None of the adjustments had a material impact on TI’s previously reported results of operations.
As of December 31, 2011, the allocation of the consideration transferred to the assets acquired and liabilities assumed from National has been finalized. The determination of fair value reflects the assistance of third-party valuation specialists, as well as our own estimates and assumptions. The final allocation of fair value by major class of the assets acquired and liabilities assumed as of the acquisition date is as follows:

At September 23, 2011
Cash and cash equivalents	$1,145
Current assets	451
Inventory	225
Property, plant and equipment	865
Other assets	138
Acquired intangible assets (see details below)	2,956
Goodwill	3,528
Assumed current liabilities	(191)
Assumed long-term debt	(1,105)
Deferred taxes and other assumed non-current liabilities	(1,455)
Total consideration transferred	$6,557

Identifiable intangible assets acquired and their estimated useful lives as of the acquisition date are as follows:

	Asset Amount	Weighted Average Useful Life (Years)
Developed technology	$2,025	10
Customer relationships	810	8
Other	16	3
Identified intangible assets subject to amortization	2,851
In-process R&D	105	(a)
Total identified intangible assets	$2,956
(a) In-process R&D is not amortized until the associated project has been completed. Alternatively, if the associated project is determined not to be viable, it will be expensed.

The remaining consideration, after adjusting for identified intangible assets and the net assets and liabilities recorded at fair value, was $3.528 billion and was applied to goodwill. Goodwill is attributed to National’s product portfolio and workforce expertise. None of the goodwill related to the National acquisition is deductible for tax purposes.

We assumed $1.0 billion of outstanding debt as a result of our acquisition of National and recorded it at its fair value of $1.105 billion. The excess of the fair value over the stated value is amortized as a reduction to Interest and debt expense over the term of the debt. In 2011, we recognized $9 million related to the amortization of the excess fair value.

The amount of National’s revenue included in our Consolidated statements of income for the period from the acquisition date to December 31, 2011, was $312 million. We do not measure net income at or below our segment levels.

The following unaudited summaries of pro forma combined results of operation for the years ended December 31, 2011 and 2010, give effect to the acquisition as if it had been completed on January 1, 2010. These pro forma summaries do not reflect any operating efficiencies, cost savings or revenue enhancements that may be achieved by the combined companies. In addition, certain non-recurring expenses, such as restructuring charges and retention bonuses that will be incurred within the first 12 months after the acquisition, are not reflected in the pro forma summaries. These pro forma summaries are presented for informational purposes only and are not necessarily indicative of what the actual results of operations would have been had the acquisition taken place as of that date, nor are they indicative of future consolidated results of operations.

	For Years Ended December 31,
	2011	2010
	(unaudited)
Revenue	$14,805	$15,529
Net income	2,438	3,218
Earnings per common share – diluted	2.05	2.61

Acquisition-related charges
We incurred various costs as a result of the acquisition of National that are included in Other consistent with how management measures the performance of its segments. These total acquisition-related charges are as follows:

For Year Ended December 31, 2011
Inventory related	$96
Property, plant and equipment related	15
As recorded in COR	111
Amortization of intangible assets	87
Severance and other benefits:
Change of control	41
Announced employment reductions	29
Stock-based compensation	50
Transaction costs	48
Retention bonuses	46
Other	14
As recorded in Acquisition charges/divestiture (gain)	315
Total acquisition-related charges	$426

We recognized costs associated with the adjustments to write up the value of acquired inventory and property, plant and equipment to fair value as of the acquisition date. These costs are in addition to the normal expensing of the acquired assets based on their carrying or book value prior to the acquisition.  The total fair-value write-up for the acquired inventory was expensed as that inventory was sold.  The total fair-value write-up for the acquired property, plant and equipment was $436 million, which is being depreciated at a rate of about $15 million per quarter beginning in the fourth quarter of 2011.

The amount of recognized amortization of acquired intangible assets resulting from the National acquisition was $87 million for the period from the acquisition date to December 31, 2011. Amortization of intangible assets is based on estimated useful lives varying between two and ten years.

Severance and other benefits costs relate to former National employees who have been or will be terminated after the closing date. These costs total $70 million for the year ended December 31, 2011, with $41 million in charges related to change of control provisions under existing employment agreements and $29 million in charges for announced employment reductions affecting about 350 jobs. All of these jobs will be eliminated by the end of 2012 as a result of redundancies and cost efficiency measures, with approximately $20 million of additional expense to be recognized in 2012. Of the $70 million in charges recognized, $14 million was paid in 2011. The remaining $56 million will be paid in 2012.

Stock-based compensation of $50 million was recognized for the accelerated vesting of equity awards upon the termination of employees. Additional stock-based compensation will be recognized over any remaining service periods.

Transaction costs include expenses incurred in connection with the National acquisition, such as investment advisory, legal, accounting and printing fees, as well as bridge financing costs incurred in April 2011.

Retention bonuses reflect amounts expected to be paid to former National employees who fulfill agreed-upon service period obligations and will be recognized ratably over the required service period.

3. Losses associated with the earthquake in Japan
On March 11, 2011, a magnitude 9.0 earthquake struck near two of our three semiconductor manufacturing facilities in Japan. Our manufacturing site in Miho suffered substantial damage during the earthquake, our facility in Aizu experienced significantly less damage and our site in Hiji was undamaged. We maintain earthquake insurance policies in Japan for limited coverage for property damage and business interruption losses.

Assessment and recovery efforts began immediately at these facilities and officially ended in August. Our Aizu factory recovered first and has been in production since the second quarter, while our Miho factory opened a mini-line for products in mid-April and was back to full production in the third quarter of 2011.

During the year ended December 31, 2011, we incurred gross operating losses of $101 million related to property damage, the underutilization expense we incurred from having our manufacturing assets only partially loaded and costs associated with recovery teams assembled from across the world. These losses have been offset by about $23 million in insurance proceeds related to property damage claims. Almost all of these costs and proceeds are included in COR in the Consolidated statements of income and are recorded in Other.

In addition to the costs associated with the earthquake, we also had an impact to revenue. For the year 2011, we recognized $38 million in insurance proceeds related to business interruption claims. These proceeds were recorded as revenue in Other.

We continue to be in discussions with our insurers and their advisors, but at this time we cannot estimate the timing and amount of future proceeds we may ultimately receive from our policies.

4. Restructuring charges
Restructuring charges may consist of voluntary or involuntary severance-related charges, asset-related charges and other costs to exit activities. We recognize voluntary termination benefits when the employee accepts the offered benefit arrangement. We recognize involuntary severance-related charges depending on whether the termination benefits are provided under an ongoing benefit arrangement or under a one-time benefit arrangement. If the former, we recognize the charges once they are probable and the amounts are estimable. If the latter, we recognize the charges once the benefits have been communicated to employees.

Restructuring activities associated with assets would be recorded as an adjustment to the basis of the asset, not as a liability. When we commit to a plan to abandon a long-lived asset before the end of its previously estimated useful life, we accelerate the recognition of depreciation to reflect the use of the asset over its shortened useful life. When an asset is held to be sold, we write down the carrying value to its net realizable value and cease depreciation.

Restructuring actions related to the acquisition of National are discussed in Note 2 above and are reflected on the Acquisition charges/divestiture (gain) line of our Consolidated statements of income.

2011 actions
In the fourth quarter of 2011, we recognized restructuring charges associated with the announced plans to close two older semiconductor manufacturing facilities in Hiji, Japan, and Houston, Texas, over the next 18 months. Combined, these facilities supported about 4 percent of TI’s revenue in 2011, and each employs about 500 people. As needed, production from these facilities will be moved to other more advanced TI factories. The total charge for these closures is estimated at $215 million, of which $112 million was recognized in the fourth quarter and the remainder will be incurred over the next seven quarters. The Restructuring charges recognized in the fourth quarter of 2011 are included in Other and consisted of $107 million for severance and benefit costs and $5 million of accelerated depreciation of the facilities’ assets. Of the estimated $215 million total cost, about $135 million will be for severance and related benefits, about $30 million will be for accelerated depreciation of facility assets and about $50 million will be for other exit costs.

Previous actions
In October 2008, we announced actions to reduce expenses in our Wireless segment, especially our baseband operation. In January 2009, we announced actions that included broad-based employment reductions to align our spending with weakened demand. Combined, these actions eliminated about 3,900 jobs; they were completed in 2009.

The table below reflects the changes in accrued restructuring balances associated with these actions:

	2011 Actions		Previous Actions
	Severance and Benefits	Other Charges	Severance and Benefits	Other Charges	Total
Accrual at December 31, 2009	$—	$—	$84	$10	$94
Restructuring charges	—	—	33	—	33
Non-cash items (a)	—	—	(33)	—	(33)
Payments	—	—	(62)	(2)	(64)
Remaining accrual at December 31, 2010	—	—	22	8	30

Restructuring charges	107	5	—	—	112
Non-cash items (a)	(11)	(5)	—	—	(16)
Payments	—	—	(9)	(1)	(10)
Remaining accrual at December 31, 2011	$96	$—	$13	$7	$116
(a) Reflects charges for stock-based compensation, postretirement benefit plan settlement, curtailment, special termination benefits and accelerated depreciation.

The accrual balances above are a component of Accrued expenses and other liabilities or Deferred credits and other liabilities on our Consolidated balance sheets, depending on the expected timing of payment.

Restructuring charges recognized by segment from the actions described above are as follows:

	2011	2010	2009
Analog	$—	$13	$84
Embedded Processing	—	6	43
Wireless	—	10	62
Other	112	4	23
Total	$112	$33	$212

5. Stock-based compensation
We have stock options outstanding to participants under various long-term incentive plans. We also have assumed stock options that were granted by companies that we later acquired, including National. Unless the options are acquisition-related replacement options, the option price per share may not be less than 100 percent of the fair market value of our common stock on the date of the grant. Substantially all the options have a ten-year term and vest ratably over four years. Our options generally continue to vest after the option recipient retires.

We also have restricted stock units (RSUs) outstanding under the long-term incentive plans. Each RSU represents the right to receive one share of TI common stock on the vesting date, which is generally four years after the date of grant. Upon vesting, the shares are issued without payment by the grantee. RSUs generally do not continue to vest after the recipient’s retirement date.

We have options and RSUs outstanding to non-employee directors under various director compensation plans. The plans generally provide for annual grants of stock options and RSUs, a one-time grant of RSUs to each new non-employee director and the issuance of TI common stock upon the distribution of stock units credited to deferred compensation accounts established for such directors.

We also have an employee stock purchase plan under which options are offered to all eligible employees in amounts based on a percentage of the employee’s compensation. Under the plan, the option price per share is 85 percent of the fair market value on the exercise date, and options have a three-month term.

Total stock-based compensation expense recognized was as follows:

	2011	2010	2009
Stock-based compensation expense recognized in:
Cost of revenue (COR)	$40	$36	$35
Research and development (R&D)	58	53	54
Selling, general and administrative (SG&A)	121	101	97
Acquisition charges	50	—	—
Total	$269	$190	$186

These amounts include expense related to non-qualified stock options, RSUs and stock options offered under our employee stock purchase plan and are net of expected forfeitures.

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

Our RSUs generally vest four years after the date of grant. We recognize the related compensation costs on a straight-line basis over the vesting period.

National acquisition-related equity awards
In connection with the acquisition of National, we assumed certain stock options and RSUs granted by National, which were converted into the right to receive TI stock. The awards we assumed were measured at the acquisition date based on the estimate of fair value, which was a total of $147 million. A portion of that fair value, $22 million, which represented the pre-combination vested service provided by employees to National, was included in the total consideration transferred as part of the acquisition. As of the acquisition date, the remaining portion of the fair value of those awards was $125 million, representing post-combination stock-based compensation expense that would be recognized as these employees provide service over the remaining vesting periods. At December 31, 2011, unrecognized compensation expense was $68 million.

Fair-value methods and assumptions
We account for all awards granted under our various stock-based compensation plans at fair value. We estimate the fair values for non-qualified stock options under long-term incentive and director compensation plans using the Black-Scholes option-pricing model with the following weighted average assumptions (these assumptions exclude options assumed in connection with the National acquisition):

	2011	2010	2009
Weighted average grant date fair value, per share	$10.37	$6.61	$5.43
Weighted average assumptions used:
Expected volatility	30%	32%	48%
Expected lives (in years)	6.9	6.4	5.9
Risk-free interest rates	2.61%	2.83%	2.63%
Expected dividend yields	1.51%	2.08%	2.94%

We determine expected volatility on all options granted after July 1, 2005, using available implied volatility rates. We believe that market-based measures of implied volatility are currently the best available indicators of the expected volatility used in these estimates.

We determine expected lives of options based on the historical option exercise experience of our optionees using a rolling ten-year average. We believe the historical experience method is the best estimate of future exercise patterns currently available.

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

Long-term incentive and director compensation plans
Stock option and RSU transactions under our long-term incentive and director compensation plans during 2011, including stock options and RSUs assumed in connection with the National acquisition, were as follows:

	Stock Options		RSUs
	Shares	Weighted Average Exercise Price per Share	Shares	Weighted Average Grant-Date Fair Value per Share
Outstanding grants, December 31, 2010	150,135,013	$27.70	18,567,365	$23.06
Granted	10,310,816	34.55	5,879,409	33.20
Assumed in National acquisition	1,316,283	15.75	4,884,774	27.22
Vested RSUs	—	—	(5,359,066)	28.96
Expired and forfeited	(22,906,524)	42.59	(613,636)	24.43
Exercised	(25,582,194)	24.91	—	—
Outstanding grants, December 31, 2011	113,273,394	$25.79	23,358,846	$25.09

The weighted average grant-date fair value of RSUs granted during the years 2011, 2010 and 2009 was $33.20, $23.47 and $15.78 per share, respectively. For the years ended December 31, 2011, 2010 and 2009, the total fair value of shares vested from RSU grants was $155 million, $51 million and $28 million, respectively.

Summarized information about stock options outstanding at December 31, 2011, including options assumed in connection with the National acquisition, is as follows:

	Stock Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding (Shares)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Number Exercisable (Shares)	Weighted Average Exercise Price per Share
$.26 to 10.00	13,813	1.1	$6.64	13,813	$6.64
10.01 to 20.00	26,219,258	3.8	15.66	18,859,398	15.91
20.01 to 30.00	44,961,810	5.1	24.98	31,390,099	25.38
30.01 to 38.40	42,078,513	4.3	32.99	31,971,009	32.49
$.26 to 38.40	113,273,394	4.5	$25.79	82,234,319	$25.97

During the years ended December 31, 2011, 2010 and 2009, the aggregate intrinsic value (i.e., the difference in the closing market price and the exercise price paid by the optionee) of options exercised was $231 million, $140 million and $21 million, respectively.

Summarized information as of December 31, 2011, about outstanding stock options that are vested and expected to vest, as well as stock options that are currently exercisable, is as follows:

	Outstanding Stock Options (Fully Vested and Expected to Vest) (a)	Options Exercisable
Number of outstanding (shares)	112,230,358	82,234,319
Weighted average remaining contractual life (in years)	4.5	3.2
Weighted average exercise price per share	$26.03	$25.97
Intrinsic value (millions of dollars)	$539	$370
(a) Includes effects of expected forfeitures of approximately 1 million shares. Excluding the effects of expected forfeitures, the aggregate intrinsic value of stock options outstanding was $543 million.

As of December 31, 2011, the total future compensation cost related to equity awards not yet recognized in the Consolidated statements of income was $477 million; $144 million related to unvested stock options and $333 million related to RSUs, of which $2 million and $66 million were associated with the National acquisition, respectively. The $477 million will be recognized as follows: $192 million in 2012, $153 million in 2013, $98 million in 2014 and $34 million in 2015.

Employee stock purchase plan
Options outstanding under the employee stock purchase plan at December 31, 2011, had an exercise price of $25.29 per share (85 percent of the fair market value of TI common stock on the date of automatic exercise). Of the total outstanding options, none were exercisable at year-end 2011.

Employee stock purchase plan transactions during 2011 were as follows:

	Employee Stock Purchase Plan (Shares)	Exercise Price
Outstanding grants, December 31, 2010	487,871	$27.83
Granted	2,200,718	26.04
Exercised	(2,108,494)	26.66
Outstanding grants, December 31, 2011	580,095	$25.29

The weighted average grant-date fair value of options granted under the employee stock purchase plans during the years 2011, 2010 and 2009 was $4.59, $3.97 and $3.13 per share, respectively. During the years ended December 31, 2011, 2010 and 2009, the total intrinsic value of options exercised under these plans was $10 million, $9 million and $10 million, respectively.

Effect on shares outstanding and treasury shares
Our practice is to issue shares of common stock upon exercise of stock options generally from treasury shares and, on a limited basis, from previously unissued shares. We settled stock option plan exercises using treasury shares of 27,308,311 in 2011; 19,077,274 in 2010 and 6,695,583 in 2009; and previously unissued common shares of 390,438 in 2011; 342,380 in 2010 and 93,648 in 2009.

Upon vesting of RSUs, we issued treasury shares of 3,822,475 in 2011; 1,392,790 in 2010 and 977,728 in 2009, and previously unissued common shares of 73,852 in 2011,with none in 2010 and 2009.

Shares available for future grant and reserved for issuance are summarized below:

	As of December 31, 2011
Shares	Long-term Incentive and Director Compensation Plans	Employee Stock Purchase Plan	Total
Reserved for issuance (a)	224,383,737	27,967,317	252,351,054
Shares to be issued upon exercise of outstanding options and RSUs	(136,755,907)	(580,095)	(137,336,002)
Available for future grants	87,627,830	27,387,222	115,015,052
(a) Includes 123,667 shares credited to directors’ deferred compensation accounts that may settle in shares of TI common stock. These shares are not included as grants outstanding at December 31, 2011.

Effect on cash flows
Cash received from the exercise of options was $690 million in 2011, $407 million in 2010 and $109 million in 2009. The related net tax impact realized was $45 million, $21 million and ($2) million (which includes excess tax benefits realized of $31 million, $13 million and $1 million) in 2011, 2010 and 2009, respectively.

6. Profit sharing plans
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

We recognized $143 million, $279 million and $102 million of profit sharing expense under the TI Employee Profit Sharing Plan in 2011, 2010 and 2009, respectively.

7. Income taxes

Income before income taxes	U.S.	Non-U.S.	Total
2011	$1,791	$1,164	$2,955
2010	3,769	782	4,551
2009	1,375	642	2,017

Provision (benefit) for income taxes	U.S. Federal	Non-U.S.	U.S. State	Total
2011:
Current	$692	$138	$8	$838
Deferred	(154)	24	11	(119)
Total	$538	$162	$19	$719

2010:
Current	$1,401	$92	$18	$1,511
Deferred	(188)	(2)	2	(188)
Total	$1,213	$90	$20	$1,323

2009:
Current	$318	$79	$4	$401
Deferred	124	23	(1)	146
Total	$442	$102	$3	$547

Principal reconciling items from income tax computed at the statutory federal rate follow:

	2011	2010	2009
Computed tax at statutory rate	$1,034	$1,593	$706
Non-U.S. effective tax rates	(245)	(184)	(123)
U.S. R&D tax credit	(58)	(54)	(28)
U.S. tax benefit for manufacturing	(31)	(63)	(21)
Other	19	31	13
Total provision for income taxes	$719	$1,323	$547

The primary components of deferred income tax assets and liabilities were as follows:

	December 31,
	2011	2010
Deferred income tax assets:
Inventories and related reserves	$913	$525
Postretirement benefit costs recognized in AOCI	431	404
Deferred loss and tax credit carryforwards	400	220
Stock-based compensation	357	357
Accrued expenses	323	251
Other	217	208
	2,641	1,965
Less valuation allowance	(178)	(3)
	2,463	1,962
Deferred income tax liabilities:
Acquisition-related intangibles and fair-value adjustments	(1,096)	(21)
Accrued retirement costs (defined benefit and retiree health care)	(180)	(190)
Property, plant and equipment	(147)	(83)
International earnings	(92)	(26)
Other	(60)	(31)
	(1,575)	(351)
Net deferred income tax asset	$888	$1,611

As of December 31, 2011 and 2010, net deferred income tax assets of $888 million and $1.61 billion were presented in the balance sheets, based on tax jurisdiction, as deferred income tax assets of $1.50 billion and $1.70 billion and deferred income tax liabilities of $607 million and $86 million, respectively. The decrease in net deferred income tax assets from December 31, 2010, to December 31, 2011, is due to the recording of $881 million of net deferred tax liabilities associated with the acquisition of National, partially offset by the $119 million deferred tax provision.

We make an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. In 2011, we recognized a net increase of $175 million in our valuation allowance. This increase was due to valuation allowances on unutilized tax credits associated with the acquisition of National. While the net deferred assets of $2.46 billion at December 31, 2011, are not assured of realization, our assessment is that a valuation allowance is not required on this balance. This assessment is based on our evaluation of relevant criteria including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, taxable income in prior carryback years and expectations for future taxable income.

We have U.S. and non-U.S. tax loss carryforwards of approximately $202 million, of which $124 million expire through the year 2021.

Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from these subsidiaries are expected to result in additional tax liability. The remaining undistributed earnings (approximately $4.12 billion at December 31, 2011) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. The indefinitely reinvested earnings of our non-U.S. subsidiaries are primarily invested in tangible assets such as inventory and property, plant and equipment. Determination of the amount of unrecognized deferred income tax liability is not practical because of the complexities associated with its hypothetical calculation.

Cash payments made for income taxes, net of refunds, were $902 million, $1.47 billion and $331 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Uncertain tax positions
We operate in a number of tax jurisdictions, and our income tax returns are subject to examination by tax authorities in those jurisdictions who may challenge any item on these tax returns. Because the matters challenged by authorities are typically complex, their ultimate outcome is uncertain. Before any benefit can be recorded in the financial statements, we must determine that it is “more likely than not” that a tax position will be sustained by the appropriate tax authorities. We recognize accrued interest related to uncertain tax positions and penalties as components of OI&E.

The changes in the total amounts of uncertain tax positions are summarized as follows:

	2011	2010	2009
Balance, January 1	$103	$56	$148
Additions based on tax positions related to the current year	15	12	10
Additions from the acquisition of National	132	—	—
Additions for tax positions of prior years	3	50	6
Reductions for tax positions of prior years	(39)	(12)	(18)
Settlements with tax authorities	(4)	(3)	(90)
Balance, December 31	$210	$103	$56
Interest income (expense) recognized in the year ended December 31	$1	$(2)	$—
Accrued interest payable (receivable) as of December 31	$3	$(5)	$(9)

The liability for uncertain tax positions and the accrued interest payable are components of Deferred credits and other liabilities on our December 31, 2011, balance sheet.

Within the $210 million liability for uncertain tax positions as of December 31, 2011, are uncertain tax positions totaling $233 million that, if recognized, would impact the tax rate. If these tax liabilities are ultimately realized, $83 million of deferred tax assets would also be realized, primarily related to refunds from counterparty jurisdictions resulting from procedures for relief from double taxation.

Within the $103 million liability for uncertain tax positions as of December 31, 2010, are uncertain tax positions totaling $136 million that, if recognized, would impact the tax rate. If these tax liabilities are ultimately realized, $101 million of deferred tax assets would also be realized, primarily related to refunds from counterparty jurisdictions resulting from procedures for relief from double taxation.

As of December 31, 2011, the statute of limitations remains open for U.S. federal tax returns for 1999 and following years. Audits of our U.S. federal tax returns through 2006 have been completed except for certain pending tax treaty procedures for relief from double taxation. These procedures pertain to U.S. federal tax returns for the years 2003 through 2007.

In non-U.S. jurisdictions, the years open to audit represent the years still subject to the statute of limitations. With respect to major jurisdictions outside the U.S., our subsidiaries are no longer subject to income tax audits for years before 2004.

We are unable to estimate the range of any reasonably possible increase or decrease in uncertain tax positions that may occur within the next 12 months resulting from the eventual outcome of the years currently under audit or appeal. However, we do not anticipate any such outcome will result in a material change to our financial condition or results of operations. U.S. federal tax returns for recently acquired National are currently under audit for tax years through 2009. It is possible that issues that are the subject of that audit could be resolved in the next 12 months and result in a material change in our estimate of uncertain tax positions.

8. Financial instruments and risk concentration
Financial instruments
We hold derivative financial instruments such as forward foreign currency exchange contracts, interest rate swaps and forward purchase contracts, the fair value of which is not material at December 31, 2011. Our forward foreign currency exchange contracts outstanding at December 31, 2011, had a notional value of $516 million to hedge our non-U.S. dollar net balance sheet exposures (including $253 million to sell Japanese yen, $105 million to sell euros and $39 million to sell British pound sterling).

Our investments in cash equivalents, short-term investments and certain long-term investments, as well as our postretirement plan assets, contingent consideration and deferred compensation liabilities are carried at fair value, which is described in Note 9. The carrying values for other current financial assets and liabilities, such as accounts receivable and accounts payable, approximate fair value due to the short maturity of such instruments. The carrying value of our long-term debt approximates the fair value.

Risk concentration
Financial instruments that could subject us to concentrations of credit risk are primarily cash, cash equivalents, short-term investments and accounts receivable. In order to manage our credit risk exposure, we place cash investments in investment-grade debt securities and limit the amount of credit exposure to any one issuer. We also limit counterparties on forward foreign currency exchange contracts to financial institutions rated no lower than A3/A-.

Concentrations of credit risk with respect to accounts receivable are limited due to our large number of customers and their dispersion across different industries and geographic areas. We maintain an allowance for losses based on the expected collectability of accounts receivable. These allowances are deducted from accounts receivable on our Consolidated balance sheets.

Details of these allowances are as follows:

Accounts receivable allowances	Balance at Beginning of Year	Additions Charged (Credited) to Operating Results	Recoveries and Write-offs, Net	Balance at End of Year
2011	$18	$1	$—	$19
2010	23	(4)	(1)	18
2009	30	1	(8)	23

9. Valuation of debt and equity investments and certain liabilities
Debt and equity investments
We classify our investments as available for sale, trading, equity method or cost method. Most of our investments are classified as available for sale.

    Available-for-sale and trading securities are stated at fair value, which is generally based on market prices, broker quotes or, when necessary, financial models (see fair-value discussion below). Unrealized gains and losses on available-for-sale securities are recorded as an increase or decrease, net of taxes, in AOCI on our Consolidated balance sheets. We record other-than-temporary losses (impairments) on available-for-sale securities in OI&E in our Consolidated statements of income.

We classify certain mutual funds as trading securities. These mutual funds hold a variety of debt and equity investments intended to generate returns that offset changes in certain deferred compensation liabilities. We record changes in the fair value of these mutual funds and the related deferred compensation liabilities in SG&A. Changes in the fair value of debt securities classified as trading securities are recorded in OI&E.

Our other investments are not measured at fair value but are accounted for using either the equity method or cost method. These investments consist of interests in venture capital funds and other non-marketable equity securities. Gains and losses from equity method investments are reflected in OI&E based on our ownership share of the investee’s financial results. Gains and losses on cost method investments are recorded in OI&E when realized or when an impairment of the investment’s value is warranted based on our assessment of the recoverability of each investment.

Details of our investments and related unrealized gains and losses included in AOCI are as follows:

	December 31, 2011			December 31, 2010
	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Measured at fair value:
Available-for-sale securities
Money market funds	$55	$—	$—	$167	$—	$—
Corporate obligations	135	159	—	44	649	—
U.S. Government agency and Treasury securities	430	1,691	—	855	1,081	—
Auction-rate securities	—	—	41	—	23	257

Trading securities
Auction-rate securities	—	93	—	—	—	—
Mutual funds	—	—	169	—	—	139
Total	620	1,943	210	1,066	1,753	396

Other measurement basis:
Equity-method investments	—	—	32	—	—	36
Cost-method investments	—	—	23	—	—	21
Cash on hand	372	—	—	253	—	—
Total	$992	$1,943	$265	$1,319	$1,753	$453

Amounts included in AOCI from available-for-sale securities:
Unrealized gains (pre-tax)	$—	$—	$—	$—	$1	$—
Unrealized losses (pre-tax)	$—	$—	$5	$—	$1	$22

As of December 31, 2011 and 2010, the majority of unrealized losses included in AOCI were associated with auction-rate securities classified as securities that are available for sale. We have determined that our available-for-sale investments with unrealized losses are not other-than-temporarily impaired as we expect to recover the entire cost basis of these securities. We do not intend to sell these investments, nor do we expect to be required to sell these investments, before a recovery of the cost basis. In the second quarter of 2011, we recategorized certain auction-rate securities from an available-for-sale classification to a trading classification, as we intend to sell them. For the year ended December 31, 2011, we did not recognize in earnings any credit losses related to these investments.

Proceeds from sales, redemptions and maturities of short-term available-for-sale securities, excluding cash equivalents, were $3.55 billion, $2.56 billion and $2.03 billion in 2011, 2010 and 2009, respectively. Gross realized gains and losses from these sales were not significant.

The following table presents the aggregate maturities of investments in debt securities classified as available for sale at
December 31, 2011:

Due	Fair Value
One year or less	$1,902
One to three years	568
Greater than three years (auction-rate securities)	41

Gross realized gains and losses from sales of long-term investments were not significant for 2011, 2010 or 2009. Other-than-temporary declines and impairments in the values of these investments recognized in OI&E were $2 million, $1 million and $14 million in 2011, 2010 and 2009, respectively.

Fair-value considerations
We measure and report certain financial assets and liabilities at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

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

Our auction-rate securities are primarily classified as Level 3 assets. Auction-rate securities are debt instruments with variable interest rates that historically would periodically reset through an auction process. These auctions have not functioned since 2008. There is no active secondary market for these securities, although limited observable transactions do occasionally occur. As a result, we use a discounted cash flow model to determine the estimated fair value of these investments as of each quarter end. The assumptions used in preparing the discounted cash flow model include estimates for the amount and timing of future interest and principal payments and the rate of return required by investors to own these securities in the current environment. In making these assumptions, we consider relevant factors including: the formula for each security that defines the interest rate paid to investors in the event of a failed auction; forward projections of the interest rate benchmarks specified in such formulas; the likely timing of principal repayments; the probability of full repayment considering the guarantees by the U.S. Department of Education of the underlying student loans and additional credit enhancements provided through other means; and, publicly available pricing data for student loan asset-backed securities that are not subject to auctions. Our estimate of the rate of return required by investors to own these securities also considers the reduced liquidity for auction-rate securities. To date, we have collected all interest on all of our auction-rate securities when due and expect to continue to do so in the future.

The following are our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2011 and 2010. These tables do not include cash on hand, assets held by our postretirement plans, or assets and liabilities that are measured at historical cost or any basis other than fair value.

	Fair Value December 31, 2011	Level 1	Level 2	Level 3
Assets
Money market funds	$55	$55	$—	$—
Corporate obligations	294	—	294	—
U.S. Government agency and Treasury securities	2,121	606	1,515	—
Auction-rate securities	134	—	—	134
Mutual funds	169	169	—	—
Total assets	$2,773	$830	$1,809	$134

Liabilities
Deferred compensation	$191	$191	$—	$—
Total liabilities	$191	$191	$—	$—

	Fair Value December 31, 2010	Level 1	Level 2	Level 3
Assets
Money market funds	$167	$167	$—	$—
Corporate obligations	693	—	693	—
U.S. Government agency and Treasury securities	1,936	1,120	816	—
Auction-rate securities	280	—	23	257
Mutual funds	139	139	—	—
Total assets	$3,215	$1,426	$1,532	$257

Liabilities
Contingent consideration	$8	$—	$—	$8
Deferred compensation	159	159	—	—
Total liabilities	$167	$159	$—	$8

The following table summarizes the change in the fair values for Level 3 assets and liabilities for the years ended December 31, 2011 and 2010. The transfer of auction-rate securities into Level 2 was the result of these securities being called for redemption and all were subsequently redeemed.

	Level 3
	Auction-rate Securities	Contingent Consideration
Balance, December 31, 2009	$458	$18
Change in fair value of contingent consideration – included in operating profit	—	(10)
Change in unrealized loss – included in AOCI	10	—
Redemptions and sales	(188)	—
Transfers into Level 2	(23)	—
Balance, December 31, 2010	257	8

Change in fair value of contingent consideration – included in operating profit	—	(8)
Change in unrealized loss – included in AOCI	(1)	—
Redemptions and sales	(122)	—
Balance, December 31, 2011	$134	$—

10. Acquisitions and divestitures other than National
Acquisitions
In October 2010, we acquired our first semiconductor manufacturing site in China, located in the Chengdu High-tech Zone. This included a fully equipped and operational 200-millimeter wafer fabrication facility (fab), as well as a non-operating fab that is being held for future capacity expansion. Additionally, we offered employment to the majority of existing employees at the Chengdu site. We provided transitional supply services through the middle of 2011, while also installing our analog production processes. This acquisition, which was recorded as a business combination, used net cash of $140 million. As contractually agreed, we made an additional payment to the seller in October 2011.We recorded $158 million of property, plant and equipment, $5 million of inventory, $4 million of other assets and $8 million of expenses. Operating results for the transitional supply services are included in Other. Additionally, we incurred acquisition costs of $2 million.

In August 2010, we completed the acquisition of two wafer fabs and equipment in Aizu-Wakamatsu, Japan, for net cash of $130 million. The terms of the acquisition included an operational 200-millimeter fab as well as a non-operating fab capable of either 200- or 300-millimeter production that is being held for future capacity expansion. Additionally, we offered employment to the existing employees at the Aizu site. We provided transitional supply services through 2011, while also installing our analog production processes.

The acquisition of the two Aizu wafer fabs and related 200-millimeter equipment was recorded as a business combination for net cash of $59 million. We recorded $42 million of property, plant and equipment, $9 million of inventory and $8 million of expenses, which were charged to COR. Operating results for the transitional supply services are included in Other. In connection with the Aizu acquisition, we also settled a contractual arrangement with a third party for our benefit for net cash of $12 million, which was recorded as a charge in COR in Other. Additionally, we incurred acquisition-related costs of $1 million, which were recorded in SG&A. The Aizu acquisition also included 300-millimeter production tools, which we recorded as a capital purchase for net cash of $58 million.

In 2009, we acquired Luminary Micro for net cash of $51 million and other consideration of $7 million. These operations were integrated into our Embedded Processing segment. We also acquired CICLON Semiconductor Device Corporation for net cash of $104 million and other consideration of $7 million. These operations were integrated into our Analog segment.

The results of operations for these acquisitions have been included in our financial statements from their respective acquisition dates. Pro forma financial information would not be materially different from amounts reported.

Divestitures
In November 2010, we divested a product line previously included in Other for $148 million and recognized a gain in operating profit of $144 million. This appears in the Consolidated statements of income on the Acquisition charges/divestiture (gain) line for 2010.

11. Goodwill and acquisition-related intangibles
The following table summarizes the changes in goodwill by segment for the years ended December 31, 2011 and 2010:

	Analog	Embedded Processing	Wireless	Other	Total
Goodwill, December 31, 2009	$638	$172	$82	$34	$926
Adjustments	(8)	—	8	(2)	(2)
Goodwill, December 31, 2010	630	172	90	32	924

Additions from acquisitions	3,528	—	—	—	3,528
Goodwill, December 31, 2011	$4,158	$172	$90	$32	$4,452

There was no impairment of goodwill during 2011 or 2010. In the first quarter of 2010, we transferred a low-power wireless product line, including the associated goodwill, from the Analog segment to the Wireless segment. We reduced goodwill in Other by $2 million, which was related to the divestiture noted in Note 10. The addition to Analog goodwill was from the National acquisition.

In 2011, we recognized intangible assets associated with the National acquisition of $2.96 billion, primarily for developed technology and customer relationships. In 2010, we had no additional intangible assets from an acquisition.

The following table shows the components of acquisition-related intangible assets as of December 31, 2011 and 2010:

		December 31, 2011			December 31, 2010
	Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Acquisition-related intangibles:
Developed technology	4 - 10	$2,089	$91	$1,998	$155	$100	$55
Customer relationships	5 - 8	822	34	788	26	18	8
Other intangibles	2 - 10	50	29	21	34	21	13
In-process R&D	(a)	93	—	93	—	—	—
Total		$3,054	$154	$2,900	$215	$139	$76
(a) In-process R&D is not amortized until the associated project has been completed. Alternatively, if the associated project is determined not to be viable, it will be expensed.

Amortization of acquisition-related intangibles was $111 million, $48 million and $48 million for 2011, 2010 and 2009, respectively, primarily related to developed technology.

The following table sets forth the estimated amortization of acquisition-related intangibles for the years ended December 31:

2012	$342
2013	335
2014	321
2015	319
2016	318
Thereafter	1,265

12. Postretirement benefit plans
Plan descriptions
We have various employee retirement plans including defined benefit, defined contribution and retiree health care benefit plans. For qualifying employees, we offer deferred compensation arrangements. As a part of the National acquisition, we assumed the assets and liabilities of its defined benefit plans, primarily those associated with the United Kingdom and Germany.

U.S. retirement plans:
Principal retirement plans in the U.S. are qualified and non-qualified defined benefit pension plans (all of which were closed to new participants after November 1997), a defined contribution plan and an enhanced defined contribution plan. The defined benefit pension plans include employees still accruing benefits as well as employees and participants who no longer accrue service-related benefits, but instead, may participate in the enhanced defined contribution plan.

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

At December 31, 2011 and 2010, as a result of employees’ elections, TI’s U.S. defined contribution plans held shares of TI common stock totaling 22 million shares and 24 million shares valued at $639 million and $792 million, respectively. Dividends paid on these shares for 2011 and 2010 were $13 million for each year.

Our aggregate expense for the U.S. defined contribution plans was $55 million in 2011, $50 million in 2010 and $51 million in 2009.

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

As of December 31, 2011 and 2010, as a result of employees’ elections, TI’s non-U.S. defined contribution plans held TI common stock valued at $12 million and $14 million, respectively. Dividends paid on these shares of TI common stock for 2011 and 2010 were not material.

Effect on the statements of income and balance sheets
Expense related to defined benefit and retiree health care benefit plans was as follows:

	U.S. Defined Benefit			U.S. Retiree Health Care			Non-U.S. Defined Benefit
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Service cost	$22	$20	$20	$4	$4	$4	$41	$37	$40
Interest cost	46	45	49	25	26	26	69	62	62
Expected return on plan assets	(45)	(49)	(49)	(21)	(23)	(28)	(83)	(73)	(69)
Amortization of prior service cost (credit)	1	1	1	2	2	2	(4)	(3)	(3)
Recognized net actuarial loss	23	22	18	13	12	8	40	30	34
Net periodic benefit cost	47	39	39	23	21	12	63	53	64

Settlement charges (a)	—	37	13	—	—	—	—	—	15
Curtailment charges (credits)	—	—	—	5	—	2	2	—	(9)
Special termination benefit charges	4	—	6	—	—	—	—	—	3
Total, including charges	$51	$76	$58	$28	$21	$14	$65	$53	$73
(a) Includes restructuring and non-restructuring related settlement charges.

Expenses associated with National’s plans for the period from the acquisition date to December 31, 2011, were $2 million for non-U.S. defined benefit plans. National had no defined benefit plans in the U.S.

For the U.S. qualified pension and retiree health care plans, the expected return on the plan assets component of net periodic benefit cost is based upon a market-related value of assets. In accordance with U.S. GAAP, the market-related value of assets generally utilizes a smoothing technique whereby certain gains and losses are phased in over a period of three years.

Changes in the benefit obligations and plan assets for the defined benefit and retiree health care benefit plans were as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit
	2011	2010	2011	2010	2011	2010
Change in plan benefit obligation:
Benefit obligation at beginning of year	$880	$860	$473	$472	$2,217	$1,945
Service cost	22	20	4	4	41	37
Interest cost	46	45	25	26	69	62
Participant contributions	—	—	18	17	1	3
Benefits paid	(52)	(6)	(43)	(45)	(72)	(70)
Medicare subsidy	—	—	4	3	—	—
Actuarial (gain) loss	61	92	19	(4)	91	132
Settlements	—	(131)	—	—	(1)	—
Curtailments	(2)	—	4	—	(3)	—
Assumed with National acquisition	—	—	—	—	301	—
Special termination benefits	4	—	—	—	—	—
Plan amendments	—	—	17	—	—	(1)
Effects of exchange rate changes	—	—	—	—	104	109
Benefit obligation at end of year (BO)	$959	$880	$521	$473	$2,748	$2,217

Change in plan assets:
Fair value of plan assets at beginning of year	$833	$859	$404	$374	$1,835	$1,672
Actual return on plan assets	106	76	6	25	53	95
Employer contributions (funding of qualified plans)	25	30	46	33	72	53
Employer contributions (payments for non-qualified plans)	2	5	—	—	—	—
Participant contributions	—	—	18	17	1	3
Assumed with National acquisition	—	—	—	—	235	—
Benefits paid	(52)	(6)	(43)	(45)	(72)	(70)
Settlements	—	(131)	—	—	(1)	—
Effects of exchange rate changes	—	—	—	—	88	82
Fair value of plan assets at end of year (FVPA)	$914	$833	$431	$404	$2,211	$1,835
Funded status (FVPA – BO) at end of year	$(45)	$(47)	$(90)	$(69)	$(537)	$(382)

Amounts recognized on the balance sheet as of December 31, 2011, were as follows:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	$11	$—	$29	$40
Accrued expenses and other liabilities	(2)	—	(9)	(11)
Underfunded retirement plans	(54)	(90)	(557)	(701)
Funded status (FVPA – BO) at end of year	$(45)	$(90)	$(537)	$(672)

Amounts recognized on the balance sheet as of December 31, 2010, were as follows:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	$1	$—	$30	$31
Accrued expenses and other liabilities	(3)	—	(7)	(10)
Underfunded retirement plans	(45)	(69)	(405)	(519)
Funded status (FVPA – BO) at end of year	$(47)	$(69)	$(382)	$(498)

Accumulated benefit obligations, which represent the benefit obligations excluding the impact of future salary increases, were $875 million and $813 million at year-end 2011 and 2010, respectively, for the U.S. defined benefit plans, and $2.54 billion and $2.02 billion at year-end 2011 and 2010, respectively, for the non-U.S. defined benefit plans.

The amounts recorded in AOCI for the years ended December 31, 2011 and 2010, are detailed below by plan type:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit		Total
	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost
AOCI balance, December 31, 2010 (net of tax)	$157	$1	$126	$6	$421	$(23)	$704	$(16)
Changes in AOCI by category in 2011
Annual adjustments	(3)	—	34	17	158	(3)	189	14
Reclassification of recognized transactions	(23)	(1)	(12)	(4)	(40)	3	(75)	(2)
Less tax expense (benefit)	9	—	(8)	(5)	(39)	—	(38)	(5)
Total change to AOCI in 2011	(17)	(1)	14	8	79	—	76	7
AOCI balance, December 31, 2011 (net of tax)	$140	$—	$140	$14	$500	$(23)	$780	$(9)

The estimated amounts of net actuarial loss and unrecognized prior service cost (credit) included in AOCI as of December 31, 2011, that are expected to be amortized into net periodic benefit cost over the next fiscal year are: $16 million and $1 million for the U.S. defined benefit plans; $13 million and $4 million for the U.S. retiree health care plan; and $48 million and ($4) million for the non-U.S. defined benefit plans.

Information on plan assets
We report and measure the plan assets of our defined benefit pension and other postretirement plans at fair value. The tables below set forth the fair value of our plan assets as of December 31, 2011 and 2010, using the same three-level hierarchy of fair-value inputs described in Note 9.

	Fair Value at December 31, 2011	Level 1	Level 2	Level 3
Assets of U.S. defined benefit plan
Money market funds	$23	$—	$23	$—
U.S. Government agency and Treasury securities	266	244	22	—
U.S. bond funds	309	—	309	—
U.S. equity funds and option collars	229	—	229	—
International equity funds	52	—	52	—
Limited partnerships	35	—	—	35
Total	$914	$244	$635	$35

Assets of U.S. retiree health care plan
Money market funds	$50	$—	$50	$—
U.S. bond funds	175	175	—	—
U.S. equity funds and option collars	159	40	119	—
International equity funds	47	—	47	—
Total	$431	$215	$216	$—

Assets of non-U.S. defined benefit plans
Money market funds	$50	$41	$9	$—
Local market bond funds	1,129	209	920	—
International/global bond funds	335	3	332	—
Local market equity funds	133	13	120	—
International/global equity funds	521	136	385	—
Other investments	43	—	25	18
Total	$2,211	$402	$1,791	$18

	Fair Value at December 31, 2010	Level 1	Level 2	Level 3
Assets of U.S. defined benefit plan
Money market funds	$43	$—	$43	$—
U.S. Government agency and Treasury securities	220	196	24	—
U.S. bond funds	281	—	281	—
U.S. equity funds and option collars	195	—	195	—
International equity funds	60	—	60	—
Limited partnerships	34	—	—	34
Total	$833	$196	$603	$34

Assets of U.S. retiree health care plan
Money market funds	$41	$—	$41	$—
U.S. bond funds	165	165	—	—
U.S. equity funds and option collars	144	41	103	—
International equity funds	54	—	54	—
Total	$404	$206	$198	$—

Assets of non-U.S. defined benefit plans
Money market funds	$19	$—	$19	$—
Local market bond funds	669	—	669	—
International/global bond funds	211	—	211	—
Local market equity funds	300	42	258	—
International/global equity funds	555	—	555	—
Other investments	81	—	30	51
Total	$1,835	$42	$1,742	$51

The investments in our major benefit plans largely consist of low-cost, broad-market index funds to mitigate risks of concentration within market sectors. In recent years, our investment policy has shifted toward a closer matching of the interest rate sensitivity of the plan assets and liabilities. The appropriate mix of equity and bond investments is determined primarily through the use of detailed asset-liability modeling studies that look to balance the impact of changes in the discount rate against the need to provide asset growth to cover future service cost. Most of our plans around the world have added a greater proportion of fixed income securities with return characteristics that are more closely aligned with changes in the liabilities caused by discount rate volatility. For the U.S. plans, we utilize an option collar strategy to reduce the volatility of returns on investments in U.S. equity funds.

The only Level 3 assets in our worldwide benefit plans are certain private equity limited partnerships in our U.S. pension plan and diversified hedge and property funds in a non-U.S. pension plan. These investments are valued using inputs from the fund managers and internal models.

The following table summarizes the change in the fair values for Level 3 plan assets for the years ending December 31, 2011 and 2010:

	Level 3 Plan Assets
	U.S. Defined Benefit	Non-U.S. Defined Benefit
Balance, December 31, 2009	$34	$49
Redemptions	—	(4)
Unrealized gain	—	6
Balance, December 31, 2010	34	51
Redemptions	—	(51)
Unrealized gain	1	—
Assumed with National acquisition	—	18
Balance, December 31, 2011	$35	$18

Assumptions and investment policies

	Defined Benefit		U.S. Retiree Health Care
	2011	2010	2011	2010
Weighted average assumptions used to determine benefit obligations:
U.S. discount rate	4.92%	5.58%	4.89%	5.48%
Non-U.S. discount rate	2.89%	2.79%

U.S. average long-term pay progression	3.50%	3.40%
Non-U.S. average long-term pay progression	3.18%	3.24%

Weighted average assumptions used to determine net periodic benefit cost:
U.S. discount rate	5.58%	5.61%	5.48%	5.54%
Non-U.S. discount rate	2.79%	3.23%

U.S. long-term rate of return on plan assets	6.25%	6.50%	5.50%	6.00%
Non-U.S. long-term rate of return on plan assets	4.17%	4.23%

U.S. average long-term pay progression	3.40%	3.00%
Non-U.S. average long-term pay progression	3.24%	3.06%

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

Weighted average asset allocations at December 31, are as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit
Asset category	2011	2010	2011	2010	2011	2010
Equity securities	35%	35%	48%	49%	32%	49%
Fixed income securities	63%	60%	41%	41%	66%	50%
Cash equivalents	2%	5%	11%	10%	2%	1%

None of the plan assets related to the defined benefit pension plans and retiree health care benefit plan are directly invested in TI common stock. As of December 31, 2011, we do not expect to return any of the plans’ assets to TI in the next 12 months.

Contributions to the plans meet or exceed all minimum funding requirements. We expect to contribute about $120 million to our retirement benefit plans in 2012.

The following table shows the benefits we expect to pay to participants from the plans in the next ten years. Almost all of the payments will be made from plan assets and not from company assets.

	U.S. Defined Benefit	U.S. Retiree Health Care	Medicare Subsidy	Non-U.S. Defined Benefit
2012	$160	$35	$(4)	$77
2013	92	37	(4)	80
2014	91	39	(4)	82
2015	94	41	(2)	89
2016	95	43	(2)	92
2017–2021	451	213	(10)	525

Assumed health care cost trend rates for the U.S. retiree health care plan at December 31 are as follows:

	2011	2010
Assumed health care cost trend rate for next year	9.0%	9.0%
Ultimate trend rate	5.0%	5.0%
Year in which ultimate trend rate is reached	2017	2016

Increasing or decreasing health care cost trend rates by one percentage point would have increased or decreased the accumulated postretirement benefit obligation for the U.S. retiree health care plan at December 31, 2011, by $28 million or $24 million and increased or decreased the service cost and interest cost components of 2011 plan expense by $1 million.

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

As of December 31, 2011, our liability to participants of the deferred compensation plan was $150 million and is recorded in Deferred credits and other liabilities on our Consolidated balance sheets. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. No assets are held in trust for the deferred compensation plan and so we remain liable to the participants. To serve as an economic hedge against changes in fair values of this liability, we invest in similar mutual funds that are recorded in Long-term investments. We record changes in the fair value of the liability and the related investment in SG&A (see Note 9).

In connection with the National acquisition, we assumed its deferred compensation plan. As of December 31, 2011, this consisted of $41 million of obligations and matching assets held in a Rabbi trust. No further contributions will be made into this plan.

13. Debt and lines of credit
Debt balances include amounts assumed related to the National acquisition measured at fair value as of the acquisition date.

Short-term borrowings
We maintain lines of credit to support commercial paper borrowings, if any, and to provide additional liquidity through bank loans. As of December 31, 2011, we had a variable-rate revolving credit facility that allows us to borrow up to $920 million through August 2012. We have a second variable-rate revolving credit facility that allows us to borrow an additional $1 billion until July 2012. These facilities carry a variable rate of interest indexed to the London Interbank Offered Rate (LIBOR).

On July 14, 2011, for general corporate purposes and to maintain cash balances at desired levels, we issued an aggregate of $1.2 billion of commercial paper, which was supported by these existing revolving credit facilities. During the fourth quarter, we repaid $200 million of those borrowings. As of December 31, 2011, the balance of commercial paper outstanding was $1.0 billion. The weighted-borrowing rate for the commercial paper outstanding as of December 31, 2011, was 0.25 percent.

Long-term debt
On May 23, 2011, we issued fixed- and floating-rate long-term debt to help fund the National acquisition. The proceeds of the offering were $3.497 billion, net of the original issuance discount. We also incurred $12 million of issuance costs that are included in Other assets and will be amortized to Interest and debt expense over the term of the debt.

In connection with this issuance, we also entered into an interest rate swap transaction related to the $1.0 billion floating-rate debt due 2013. Under this swap agreement, we will receive variable payments based on three-month LIBOR rates and pay a fixed rate through May 15, 2013. Changes in the cash flows of the interest rate swap are expected to exactly offset the changes in cash flows attributable to fluctuations in the three-month LIBOR-based interest payments. We have designated this interest rate swap as a cash flow hedge and record changes in its fair value in AOCI. The net effect of this swap is to convert the $1.0 billion floating-rate debt to a fixed-rate obligation bearing a rate of 0.922 percent.

At the acquisition date, we assumed $1.0 billion of outstanding National debt with a fair value of $1.105 billion. The excess of the fair value over the stated value will be amortized as a reduction of interest and debt expense over the term of the related debt.

The following table summarizes the total long-term debt outstanding as of December 31, 2011:

Notes due 2012 at 6.15% (assumed with National acquisition)	$375
Floating-rate notes due 2013 (swapped to a 0.922% fixed rate)	1,000
Notes due 2013 at 0.875%	500
Notes due 2014 at 1.375%	1,000
Notes due 2015 at 3.95% (assumed with National acquisition)	250
Notes due 2016 at 2.375%	1,000
Notes due 2017 at 6.60% (assumed with National acquisition)	375
4,500
Add net unamortized premium (assumed with National acquisition)	93
Less current portion of long-term debt	(382)
Total long-term debt	$4,211

As of December 31, 2010, we had no outstanding debt. Interest incurred on debt and amortization of debt expense was $42 million in 2011. Interest incurred in 2010 and 2009 was not material. Cash payments for interest on long-term debt were $54 million in 2011.

14. Commitments and contingencies
Operating leases
We conduct certain operations in leased facilities and also lease a portion of our data processing and other equipment. In addition, certain long-term supply agreements to purchase industrial gases are accounted for as operating leases. Lease agreements frequently include purchase and renewal provisions and require us to pay taxes, insurance and maintenance costs. Rental and lease expense incurred was $109 million, $100 million and $114 million in 2011, 2010 and 2009, respectively.

Capitalized software licenses
We have licenses for certain internal-use electronic design automation software that we account for as capital leases. The related liabilities are apportioned between Accounts payable and Deferred credits and other liabilities on our Consolidated balance sheets, depending on the contractual timing of the payment.

Purchase commitments
Some of our purchase commitments entered in the ordinary course of business provide for minimum payments. At December 31, 2011, we had committed to make the following minimum payments under our non-cancellable operating leases, capitalized software licenses and purchase commitments:

	Operating Leases	Capitalized Software Licenses	Purchase Commitments
2012	$102	$73	$215
2013	77	35	97
2014	55	31	20
2015	48	12	4
2016	36	—	2
Thereafter	118	—	10

Indemnification guarantees
We routinely sell products with an intellectual property indemnification included in the terms of sale. Historically, we have had only minimal, infrequent losses associated with these indemnities. Consequently, we cannot reasonably estimate or accrue for any future liabilities that may result.

Warranty costs/product liabilities
We accrue for known product-related claims if a loss is probable and can be reasonably estimated. During the periods presented, there have been no material accruals or payments regarding product warranty or product liability. Historically, we have experienced a low rate of payments on product claims. Although we cannot predict the likelihood or amount of any future claims, we do not believe they will have a material adverse effect on our financial condition, results of operations or liquidity. Consistent with general industry practice, we enter into formal contracts with certain customers that include negotiated warranty remedies. Typically, under these agreements our warranty for semiconductor products includes: three years coverage;

an obligation to repair, replace or refund; and a maximum payment obligation tied to the price paid for our products. In some cases, product claims may exceed the price of our products.

General
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

Discontinued operations indemnity
In connection with the 2006 sale of the former Sensors & Controls (S&C) business, we have agreed to indemnify Sensata Technologies, Inc., for specified litigation matters and certain liabilities, including environmental liabilities. In a settlement with a third party, we have agreed to indemnify that party for certain events relating to S&C products, which events we consider remote. We believe our total remaining potential exposure from both of these indemnities will not exceed $200 million. As of December 31, 2011, we believe future payments related to these indemnity obligations will not have a material effect on our financial condition, results of operations or liquidity.

15. Stockholders’ equity
We are authorized to issue 10,000,000 shares of preferred stock. No preferred stock is currently outstanding.

Treasury shares acquired in connection with the board-authorized stock repurchase program in 2011, 2010 and 2009 were 59,466,168 shares, 93,522,896 shares and 45,544,800 shares, respectively. As of December 31, 2011, $5.7 billion of stock repurchase authorizations remain, and no expiration date has been specified.

16. Supplemental financial information

Other income (expense) net	2011	2010	2009
Interest income	$11	$13	$24
Other (a)	(6)	24	2
Total	$5	$37	$26
(a) Includes lease income of approximately $20 million per year, primarily from the purchaser of a former business. As of December 31, 2011, the aggregate amount of non-cancellable future lease payments to be received from these leases is $84 million. These leases contain renewal options. Other also includes miscellaneous non-operational items such as: interest income and expense related to non-investment items such as taxes; gains and losses from our equity method investments; realized gains and losses associated with former equity investments; gains and losses related to former businesses; gains and losses from currency exchange rate changes; and gains and losses from our derivative financial instruments, primarily forward foreign currency exchange contracts. 2011 also includes an expense associated with a settlement related to a divested business.

	Depreciable Lives	December 31,
Property, plant and equipment at cost	(Years)	2011	2010
Land	—	$188	$92
Buildings and improvements	5-40	2,998	2,815
Machinery and equipment	3-10	3,947	4,000
Total		$7,133	$6,907

Authorizations for property, plant and equipment expenditures in future years were $249 million at December 31, 2011.

	December 31,
Accrued expenses and other liabilities	2011	2010
Customer incentive programs and allowances	$190	$118
Severance and related expenses	140	19
Property and other non-income taxes	98	108
Other	367	377
Total	$795	$622

	December 31,
Accumulated other comprehensive income (loss), net of taxes	2011	2010
Unrealized losses on available-for-sale investments	$(3)	$(13)
Postretirement benefit plans:
Net actuarial loss	(780)	(704)
Net prior service credit	9	16
Cash flow hedge derivative	(2)	—
Total	$(776)	$(701)

17. Segment and geographic area data
Reportable segments
Our financial reporting structure comprises three reportable segments. These reportable segments, which are established along major categories of products having unique design and development requirements, are as follows:
Analog – Analog semiconductors change real-world signals – such as sound, temperature, pressure or images – by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as digital signal processors (DSPs). Analog semiconductors are also used to manage power distribution and consumption.  Analog includes the following major product lines: HVAL, Power, HPA and SVA.

Embedded Processing – Our Embedded Processing products include our DSPs and microcontrollers. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Microcontrollers are designed to control a set of specific tasks for electronic equipment. We make and sell catalog Embedded Processing products used in many different applications and custom Embedded Processing products used in specific applications, such as communications infrastructure equipment and automotive.
Wireless – Growth in the wireless market is being driven by the demand for smartphones, tablet computers and other emerging portable devices. Many of today’s smartphones and tablets use an applications processor to run the device’s software operating system and enable expanded functionality. Many wireless devices also use other semiconductors to enable wireless connectivity using technologies such as Bluetooth®, WiFi networks, GPS, and Near Field Communications. Our OMAP applications processors and connectivity products enable us to take advantage of the increasing demand for more powerful and more functional mobile devices. We design, make and sell products to satisfy each of these requirements.Wireless products are typically sold in high volumes. Our Wireless portfolio includes both catalog products and custom products. Wireless also includes baseband products, which allow a cell phone to connect to the cellular network. We are no longer investing in the development of baseband products, and almost all of our current baseband products are sold to a single customer.

Other
In addition to our reportable segments, we also have Other. Other includes other operating segments that neither meet the quantitative thresholds for individually reportable segments nor are they aggregated with other operating segments. These operating segments primarily include our smaller semiconductor product lines such as DLP® products (primarily used in projectors to create high-definition images), custom semiconductors known as ASICs, and our handheld graphing and scientific calculators.

Other also includes royalties received for our patented technology that we license to other electronics companies and revenue from transitional supply agreements that we may enter into in connection with acquisitions and divestitures. Other may also include certain unallocated income and expenses such as gains and losses on sales of assets; sales tax refunds; and certain litigation costs, settlements or reserves. Except for these few unallocated items, we allocate all of our expenses associated with corporate activities to our operating segments based on specific methodologies, such as percentage of operating expenses or headcount.

Acquisition charges related to National are also recorded in Other in 2011, as detailed in Note 2. The expenses associated with the recognition of fair-value write-up of both inventory and property, plant and equipment are recorded in Other as well. Inventory-related expense was classified in COR as the inventory was sold. The property, plant and equipment-related expense is primarily recognized in COR.

Losses associated with the earthquake in Japan and Restructuring charges related to the 2011 announced actions in Hiji, Japan, and Houston, Texas, are also included in Other. See Notes 3 and 4 for additional information.

With the exception of goodwill, we do not identify or allocate assets by operating segment, nor does the chief operating decision maker evaluate operating segments using discrete asset information. There was no significant intersegment revenue. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
Segment information

	Analog	Embedded Processing	Wireless	Other	Total
Revenue
2011	$6,375	$2,110	$2,518	$2,732	$13,735
2010	5,979	2,073	2,978	2,936	13,966
2009	4,202	1,471	2,626	2,128	10,427
Operating profit
2011	$1,693	$368	$412	$519	$2,992
2010	1,876	491	683	1,464	4,514
2009	770	194	315	712	1,991

Geographic area information
The following geographic area data include revenue, based on product shipment destination and royalty payor location, and property, plant and equipment, based on physical location:

	U.S.	Asia	Europe	Japan	Rest of World	Total
Revenue
2011	$1,468	$8,619	$1,822	$1,462	$364	$13,735
2010	1,539	8,903	1,760	1,366	398	13,966
2009	1,140	6,575	1,408	976	328	10,427

Property, plant and equipment, net
2011	$2,159	$1,739	$276	$228	$26	$4,428
2010	1,694	1,575	139	249	23	3,680
2009	1,727	1,013	161	244	13	3,158

Major customer
Sales to the Nokia group of companies, including sales to indirect contract manufacturers, accounted for 13 percent, 19 percent and 24 percent of our 2011, 2010 and 2009 revenue, respectively. Revenue from sales to Nokia is reflected primarily in our Wireless segment.

Report of independent registered public accounting firm

The Board of Directors and Stockholders
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Instruments Incorporated and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012, expressed an unqualified opinion thereon.

Dallas, Texas
February 24, 2012

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

TI management assessed the effectiveness of internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control – Integrated Framework.

We acquired National Semiconductor Corporation (National) on September 23, 2011. We excluded from our assessment the internal control over financial reporting of National. National’s results since the acquisition date are included in the December 31, 2011, consolidated financial statements of TI and constituted approximately 4 percent and 5 percent of total assets and net assets, respectively, as of December 31, 2011, and approximately 2 percent of revenue for the year then ended. See Note 2 to the financial statements included elsewhere in this annual report for a discussion of this acquisition.

Based on our assessment we believe that, as of December 31, 2011, our internal control over financial reporting is effective based on the COSO criteria.

TI’s independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which immediately follows this report.

39

Report of independent registered public accounting firm
on internal control over financial reporting

The Board of Directors and Stockholders
Texas Instruments Incorporated

We have audited Texas Instruments Incorporated’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Texas Instruments Incorporated’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report by management on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Report by management on internal control over financial reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting excluded the internal controls of National Semiconductor Corporation, which is included in the December 31, 2011, consolidated financial statements of Texas Instruments Incorporated and constituted approximately 4 percent and 5 percent of total and net assets, respectively, as of December 31, 2011, and approximately 2 percent of revenue for the year then ended. Our audit of internal control over financial reporting of Texas Instruments Incorporated also did not include an evaluation of the internal control over financial reporting of National Semiconductor Corporation.

In our opinion, Texas Instruments Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Instruments Incorporated and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011, and our report dated February 24, 2012, expressed an unqualified opinion thereon.

Dallas, Texas
February 24, 2012

40

	For Years Ended December 31,
Summary of selected financial data	2011	2010	2009	2008	2007
[Millions of dollars, except share and per-share amounts]
Revenue	$13,735	$13,966	$10,427	$12,501	$13,835
Operating costs and expenses (a) (b) (c)	10,743	9,452	8,436	10,064	10,338
Operating profit	2,992	4,514	1,991	2,437	3,497
Other income (expense) net (d)	(37)	37	26	44	195
Income from continuing operations before income taxes	2,955	4,551	2,017	2,481	3,692
Provision for income taxes	719	1,323	547	561	1,051
Income from continuing operations	2,236	3,228	1,470	1,920	2,641
Income from discontinued operations, net of income taxes	—	—	—	—	16
Net income	$2,236	$3,228	$1,470	$1,920	$2,657
Basic income from continuing operations per common share	$1.91	$2.66	$1.16	$1.46	$1.86
Diluted income from continuing operations per common share	$1.88	$2.62	$1.15	$1.44	$1.82
Dividends declared per common share	$0.56	$0.49	$0.45	$0.41	$0.30
Average dilutive potential common shares outstanding during year, in thousands	1,171,364	1,212,940	1,268,533	1,321,250	1,444,163

(a)	In 2011, we acquired National and incurred acquisition-related charges of $426 million.

(b)	Includes Restructuring charges of $112 million, $33 million, $212 million, $254 million and $52 million in 2011, 2010, 2009, 2008 and 2007, respectively.

(c)	Includes gains from the divestiture of product lines of $144 million in 2010 and $39 million in 2007.

(d)	Includes Interest and debt expense of $42 million in 2011.

	December 31,
	2011	2010	2009	2008	2007
Working capital	$4,329	$5,079	$4,527	$4,258	$4,893
Property, plant and equipment, net	4,428	3,680	3,158	3,304	3,609
Total assets	20,497	13,401	12,119	11,923	12,667
Long-term debt	4,211	—	—	—	—
Stockholders’ equity	10,952	10,437	9,722	9,326	9,975

Employees	34,759	28,412	26,584	29,537	30,175
Stockholders of record	19,733	20,525	24,190	25,107	26,037

	For Years Ended December 31,
	2011	2010	2009	2008	2007
Net cash provided by operating activities	$3,256	$3,820	$2,643	$3,330	$4,407
Capital expenditures	816	1,199	753	763	686
Dividends declared and paid	644	592	567	537	425
Stock repurchases	1,973	2,454	954	2,122	4,886

See Notes to financial statements and Management’s discussion and analysis of financial condition and results of operations.

41

Management’s discussion and analysis of financial condition and results of operations

The following should be read in conjunction with the financial statements and the related notes that appear elsewhere in this document. All dollar amounts in the tables in this discussion are stated in millions of U.S. dollars, except per-share amounts.

Overview

We design and make semiconductors that we sell to electronics designers and manufacturers all over the world. We began operations in 1930. We are incorporated in Delaware, headquartered in Dallas, Texas, and have design, manufacturing or sales operations in more than 35 countries. We have four segments: Analog, Embedded Processing, Wireless and Other. We expect Analog and Embedded Processing to be our primary growth engines in the years ahead, and we therefore focus our resources on these segments.
     We were the world’s fourth largest semiconductor company in 2011 as measured by revenue, according to preliminary estimates from an external source. Additionally, we sell calculators and related products.
     On September 23, 2011, we completed the acquisition of National Semiconductor Corporation (National). The acquisition has brought to TI a portfolio of thousands of analog products, strong customer design tools and additional manufacturing capacity, and is consistent with our strategy to grow our Analog business. The results of National’s operations from the acquisition date are included in our Analog segment under the name Silicon Valley Analog.

Product information
Semiconductors are electronic components that serve as the building blocks inside modern electronic systems and equipment. Semiconductors come in two basic forms: individual transistors and integrated circuits (generally known as “chips”) that combine multiple transistors on a single piece of material to form a complete electronic circuit. Our products, more than 80,000 in number, are integrated circuits that are used to accomplish many different things, such as converting and amplifying signals, interfacing with other devices, managing and distributing power, processing data, canceling noise and improving signal resolution. This broad portfolio includes products that are integral to almost all electronic equipment.
     We sell custom and catalog semiconductor products. Custom products are designed for a specific customer for a specific application, are sold only to that customer and are typically sold directly to the customer. The life cycles of custom products are generally determined by end-equipment upgrade cycles and can be as short as 12 to 24 months. Catalog products are designed for use by many customers and/or many applications and are generally sold through both distribution and direct channels. They include both proprietary and commodity products. The life cycles of catalog products are generally longer than for custom products.
     Additional information regarding each segment’s products follows.

Analog
Analog semiconductors change real-world signals — such as sound, temperature, pressure or images — by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as digital signal processors (DSPs). Analog semiconductors are also used to manage power distribution and consumption. Sales to our Analog segment’s more than 90,000 customers generated about 47 percent of our revenue in 2011. According to external sources, the worldwide market for analog semiconductors was about $43 billion in 2011. Our Analog segment's revenue in 2011 was about $6.5 billion, or about 15 percent of this fragmented market, the leading position. We believe that we are well positioned to increase our market share over time.
     Our Analog segment includes the following major product lines: High Volume Analog & Logic (HVAL), Power Management (Power), High Performance Analog (HPA) and Silicon Valley Analog (SVA).
     HVAL products: These include both high-volume analog products and logic and standard linear products. High-volume analog includes products for specific applications, including custom products. The life cycles of our high-volume analog products are generally shorter than most of our other Analog product lines. End markets for high-volume analog products include communications, automotive, computing and many consumer electronics products. Logic and standard linear includes commodity products marketed to many different customers for many different applications.
     Power products: These include both catalog and custom semiconductors that help customers manage power in any type of electronic system. We design and manufacture power management semiconductors for both portable devices (battery-powered devices, such as handheld consumer electronics, laptop computers and cordless power tools) and line-powered systems (products that require an external electrical source, such as computers, digital TVs, wireless basestations and high-voltage industrial equipment).
     HPA products: These include catalog analog semiconductors, such as amplifiers, data converters and interface semiconductors, that we market to many different customers who use them in manufacturing a wide range of products sold in many end markets, including the industrial, communications, computing and consumer electronics markets. HPA products generally have long life cycles, often more than 10 years.
     SVA products: These include catalog analog products, particularly in the areas of power management, data converters, interface and operational amplifiers, nearly all of which are complementary to our other Analog products. This portfolio of thousands of products is marketed to many different customers who use them in manufacturing a wide range of products sold in many end markets. Many SVA products have long life cycles, often more than 10 years.

Embedded Processing
Our Embedded Processing products include our DSPs and microcontrollers. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Microcontrollers are designed to control a set of specific tasks for electronic equipment. Sales of Embedded Processing products generated about 15 percent of our revenue in 2011. According to external sources, the worldwide market for embedded processors was about $18 billion in 2011. Our Embedded Processing segment’s revenue in 2011 was about $2.0 billion, or about 12 percent of this fragmented market. We believe we are well positioned to increase our market share over time.
     An important characteristic of our Embedded Processing products is that our customers often invest their own research and development (R&D) to write software that operates on our products. This investment tends to increase the length of our customer relationships because customers prefer to re-use software from one product generation to the next. We make and sell catalog Embedded Processing products used in many different applications and custom Embedded Processing products used in specific applications, such as communications infrastructure equipment and automotive.

Wireless
Growth in the wireless market is being driven by the demand for smartphones, tablet computers and other emerging portable devices. Many of today’s smartphones and tablets use an applications processor to run the device’s software operating system and to enable the expanding functionality that has made smartphones and tablets the fastest growing wireless market segments. Many wireless devices also use other semiconductors to enable wireless connectivity using technologies such as Bluetooth®, WiFi networks, GPS and Near Field Communications.
     We design, make and sell products to satisfy each of these requirements. Wireless products are typically sold in high volumes. Our Wireless portfolio includes both catalog products and custom products. Sales of Wireless products generated about $2.5 billion, or about 18 percent of our revenue, in 2011, with a majority of those sales to a single customer.
     Our Wireless investments are concentrated on our OMAP™ applications processors and our connectivity products, areas we believe offer significant growth opportunities and which will enable us to take advantage of the increasing demand for more powerful and more functional wireless devices. We no longer invest in development of baseband products (products that allow a cell phone to connect to the cellular network), an area we believe offers far less promising growth prospects. Almost all of our baseband products are sold to a single customer. We expect substantially all of our baseband revenue, which was $1.1 billion in 2011, to cease by the end of 2012.

Other
Our Other segment includes revenue from our smaller semiconductor product lines and from sales of our handheld graphing and scientific calculators. It also includes royalties received for our patented technology that we license to other electronics companies and revenue from transitional supply agreements that we may enter into in connection with acquisitions and divestitures. The semiconductor products in our Other segment include DLP® products (primarily used in projectors to create high-definition images) and custom semiconductors known as application-specific integrated circuits (ASICs). This segment generated about $2.5 billion, or about 20 percent of our revenue, in 2011. We also include in our Other segment certain acquisition-related charges that are not used in evaluating results and allocating resources to our segments. These charges include certain fair-value adjustments, restructuring charges, transaction expenses, acquisition-related retention bonuses and the amortization of intangible assets.

Inventory
Our inventory practices differ by product, but we generally maintain inventory levels that are consistent with our expectations of customer demand. Because of the longer product life cycles of catalog products and their inherently lower risk of obsolescence, we generally carry more of those products than custom products. Additionally, we sometimes maintain catalog-product inventory in unfinished wafer form, as well as higher finished goods inventory of low-volume products, allowing greater flexibility in periods of high demand. We also have consignment inventory programs in place for our largest customers and some distributors.

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
     To supplement our internal wafer fabrication capacity and maximize our responsiveness to customer demand and return on capital, our wafer manufacturing strategy utilizes the capacity of outside suppliers, commonly known as foundries. We source about 25 percent of our wafers from external foundries, with the vast majority of this outsourcing being for advanced logic wafers. In 2011, external foundries provided about 75 percent of the fabricated wafers for our advanced logic manufacturing needs. We expect the proportion of our advanced logic wafers provided by foundries will increase over time. We expect to maintain sufficient internal wafer fabrication capacity to meet the vast majority of our analog production needs.
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

Results of operations

2011 compared with 2010
Our 2011 revenue was $13.73 billion, net income was $2.24 billion and earnings per share (EPS) were $1.88.
     In 2011, we made solid progress in strengthening our core businesses of Analog, Embedded Processing and Wireless. Although the year started strong, global economic uncertainty and the earthquake in Japan impacted TI, our customers and our suppliers. Despite these challenges, we successfully completed the acquisition of National, we gained share in the Analog and Embedded Processing markets, and we had solid revenue growth from our OMAP products. We also continued to wind down our baseband operations. As a result, we left the year with a sharpened focus on our core businesses. Despite the semiconductor downturn that began in the third quarter, we left the year seeing higher-than-expected revenue increases across all our major product lines.

	For Years Ended December 31,
	2011	2010	2009
Revenue by segment:
Analog	$6,375	$5,979	$4,202
Embedded Processing	2,110	2,073	1,471
Wireless	2,518	2,978	2,626
Other	2,732	2,936	2,128
Revenue	13,735	13,966	10,427
Cost of revenue (COR)	6,963	6,474	5,428
Gross profit	6,772	7,492	4,999
Research and development (R&D)	1,715	1,570	1,476
Selling, general and administrative (SG&A)	1,638	1,519	1,320
Restructuring charges	112	33	212
Acquisition charges/divestiture (gain)	315	(144)	—
Operating profit	2,992	4,514	1,991
Other income (expense) net (OI&E)	5	37	26
Interest and debt expense	42	—	—
Income before income taxes	2,955	4,551	2,017
Provision for income taxes	719	1,323	547
Net income	$2,236	$3,228	$1,470
Diluted income per common share	$1.88	$2.62	$1.15

Percentage of revenue:
Gross profit	49.3%	53.6%	47.9%
R&D	12.5%	11.2%	14.2%
SG&A	11.9%	10.9%	12.6%
Operating profit	21.8%	32.3%	19.1%

As required by accounting rule ASC 260, net income allocated to unvested restricted stock units (RSUs), on which TI pays dividend equivalents, is excluded from the calculation of EPS. The amount excluded from earnings per common share was $34 million, $44 million and $14 million for the years ended December 31, 2011, December 31, 2010, and December 31, 2009, respectively.

Impact of National acquisition
We completed our acquisition of National on September 23, 2011. We recorded the assets acquired and liabilities assumed measured at fair value as of that date. The total consideration transferred for the acquisition was $6.56 billion and the fair value of the net assets acquired and liabilities assumed after adjustments in the fourth quarter of 2011 was $3.03 billion, resulting in goodwill of $3.53 billion. The results of National’s operations from the acquisition date are included in the Analog segment under SVA. See Note 2 to the financial statements for more details regarding the acquisition.

     As a direct result of the National acquisition, we incurred various incremental costs that we recorded in our Other segment. The total acquisition-related charges are as follows:

For Year Ended December 31, 2011
Inventory related	$96
Property, plant and equipment related	15
As recorded in COR	111
Amortization of intangible assets	87
Severance and other benefits:
Change of control	41
Announced employment reductions	29
Stock-based compensation	50
Transaction costs	48
Retention bonuses	46
Other	14
As recorded in Acquisition charges/divestiture (gain)	315
Total acquisition-related charges	$426

We recognized costs associated with the adjustments to write up the value of acquired inventory and property, plant and equipment to fair value as of the acquisition date. These fair-value adjustments will have an impact on future operating results. The costs shown above are in addition to the normal expensing of the acquired assets based on their carrying or book value prior to the acquisition. These additional costs are separately identifiable from the ongoing operating results of SVA that are included in the Analog segment, so we have classified them as a part of our Other segment. This presentation is consistent with how management measures the performance of those segments.
     The total fair-value write-up for the acquired inventory was expensed as that inventory was sold.
     The total fair-value write-up for the acquired property, plant and equipment was $436 million, which is being depreciated at a rate of about $15 million per quarter beginning in the fourth quarter of 2011, and will be recognized in COR.
     See Note 2 to the financial statements for more details regarding these acquisition-related charges.
     Total acquisition-related charges are expected to be about $170 million for the first quarter of 2012 (about $20 million of which will be recorded in COR and the balance in Acquisition charges/divestiture (gain)) then drop to about $110 million in the second quarter of 2012. These charges will then continue to decline by about $10 million per quarter until they reach about $80 million, which is the ongoing amortization of intangibles amount that will continue for 8 to 10 years.

Impact of restructuring
Also recognized in the fourth quarter of 2011 are restructuring charges associated with our recently announced plans to close two older semiconductor manufacturing facilities in Hiji, Japan, and Houston, Texas, over the next 18 months. Combined, these facilities supported about 4 percent of TI’s revenue in 2011, and each employs about 500 people. As needed, production from these facilities will be moved to other more advanced TI factories. The total charge for these closures is estimated at $215 million, of which $112 million was recognized in the fourth quarter and the remainder will be incurred over the next seven quarters. The restructuring charges recognized in the fourth quarter of 2011 are included in our Other segment and consist of $107 million for severance and benefit costs and $5 million of accelerated depreciation of the facilities’ assets. Of the estimated $215 million total cost, about $135 million will be for severance and related benefits, about $30 million will be for accelerated depreciation of facility assets and about $50 million will be for other exit costs. Annual savings will be about $100 million once this action is complete. See Note 4 to the financial statements for more details.

Details of 2011 financial results
Revenue in 2011 was $13.73 billion, down $231 million, or 2 percent, from 2010 due to lower revenue from Wireless baseband products. Revenue from our core businesses was higher primarily due to the inclusion of results from SVA, and to a lesser extent, increased revenue from OMAP applications processors.
     Gross profit in 2011 was $6.77 billion, a decrease of $720 million, or 10 percent, from 2010. This decrease was primarily due to a combination of, in decreasing order, lower revenue, lower average levels of factory utilization as we reduced production in response to weaker demand, acquisition-related charges reflected in COR and inventory charges. Lower factory utilization decreased our gross profit by $175 million from the year-ago period. Gross profit margin was 49.3 percent of revenue compared with 53.6 percent in 2010.
     Operating expenses were $1.72 billion for R&D and $1.64 billion for SG&A. R&D expense increased $145 million, or 9 percent, from 2010 due to the addition of SVA and higher product development costs in our other major Analog product lines, Embedded Processing and Wireless. R&D expense as a percent of revenue was 12.5 percent compared with 11.2 percent in the year-ago period.
     SG&A expense increased $119 million, or 8 percent, from 2010 primarily due to the addition of SVA, and to a lesser extent, higher investments in sales and marketing in support of our other major Analog product lines, Embedded Processing and Wireless. SG&A expense as a percent of revenue was 11.9 percent compared with 10.9 percent in the year-ago period.
     As mentioned above, restructuring charges for 2011 were associated with actions initiated for facilities in Texas and Japan. Restructuring charges for 2010 were associated with actions taken in 2009 and represent pension benefit settlements as terminated employees took those benefits in the form of lump-sum payments.
     Compared with acquisition charges of $315 million in 2011, in 2010 we recognized a gain of $144 million from the divestiture of a product line previously included in our Other segment.
     Operating profit was $2.99 billion, or 21.8 percent of revenue, compared with $4.51 billion, or 32.3 percent of revenue, in 2010. This decrease was due to, in decreasing order, lower gross profit, higher total acquisition-related charges, higher operating expenses and a gain on the divestiture of a product line in 2010.
     OI&E for 2011 was income of $5 million. This was $32 million lower than in 2010 due to an expense in 2011 associated with a settlement related to a divested business.
     Interest and debt expense was $42 million. This includes interest and amortization of debt expense associated with our issuance of new debt in 2011 and the assumption of debt as a result of our acquisition of National. See Note 13 to the financial statements for details regarding debt outstanding.
     The tax provision for 2011 was $719 million compared with $1.32 billion for the prior year. The decrease was primarily due to lower income before income taxes. See Note 7 to the financial statements for a reconciliation of tax rates to the statutory federal tax rate.
     Net income was $2.24 billion, a decrease of $992 million from 2010. EPS for 2011 was $1.88 compared with $2.62 for 2010. EPS benefited $0.07 from 2010 due to a lower number of average shares outstanding as a result of our stock repurchase program.
     Orders were $13.12 billion, a decrease of 6 percent compared with 2010. The decrease reflected lower demand across a broad range of products.

Segment results
A detailed discussion of our segment results appears below.

Analog

	2011	2010	2011 vs. 2010
Revenue	$6,375	$5,979	7%
Operating profit	1,693	1,876	-10%
Operating profit % of revenue	26.6%	31.4%
Restructuring charges*	$—	$13

* Included in operating profit

Analog revenue increased $396 million, or 7 percent, from 2010 primarily due to the inclusion of SVA results, and to a lesser extent, increased shipments of Power Management and High Volume Analog & Logic products. Partially offsetting these increases was lower revenue from High Performance Analog due to normal price declines.
     Operating profit was $1.69 billion, or 26.6 percent of revenue. This was a decrease of $183 million, or 10 percent, compared with 2010 due to higher operating expenses from the inclusion of SVA and, to a lesser extent, lower gross profit resulting from lower factory utilization.

Embedded Processing

	2011	2010	2011 vs. 2010
Revenue	$2,110	$2,073	2%
Operating profit	368	491	-25%
Operating profit % of revenue	17.4%	23.7%
Restructuring charges*	$—	$6

* Included in operating profit

Embedded Processing revenue increased $37 million, or 2 percent, compared with 2010 due to increased shipments of products sold into automotive and communications infrastructure applications. Partially offsetting these increases was lower revenue from catalog products resulting from a decreased proportion of shipments of higher-priced catalog products.
     Operating profit was $368 million, or 17.4 percent of revenue. This was a decrease of $123 million, or 25 percent, compared with 2010 primarily due to lower gross profit, and to a lesser extent, higher operating expenses. Lower gross profit was primarily due to lower factory utilization and the effect of the mix of products, which contributed about equally to the change.
Wireless

	2011	2010	2011 vs. 2010
Revenue	$2,518	$2,978	-15%
Operating profit	412	683	-40%
Operating profit % of revenue	16.4%	22.9%
Restructuring charges*	$—	$10

* Included in operating profit

Wireless revenue decreased $460 million, or 15 percent, from 2010 due to decreased shipments of baseband products, and to a much lesser extent, connectivity products. Partially offsetting these decreases was growth in revenue from OMAP applications processors due to an increased proportion of shipments of higher-priced products. Baseband revenue for 2011 was $1.10 billion, a decrease of $609 million, or 36 percent, compared with 2010. We expect baseband quarterly revenue to decline from the fourth quarter level of $279 million and range between $50 million and $100 million per quarter during 2012.
     Operating profit was $412 million, or 16.4 percent of revenue. This was a decrease of $271 million, or 40 percent, compared with 2010 primarily due to lower revenue and associated gross profit.
Other

	2011	2010	2011 vs. 2010
Revenue	$2,732	$2,936	-7%
Operating profit	519	1,464	-65%
Operating profit % of revenue	19.0%	49.9%
Restructuring charges*	$112	$4
Acquisition charges/divestiture (gain)*	315	(144)

* Included in operating profit

Revenue from Other was $2.73 billion in 2011. This was a decrease of $204 million, or 7 percent, from 2010 primarily due to decreased shipments across most areas.
     Operating profit for 2011 from Other was $519 million, or 19.0 percent of revenue. This was a decrease of $945 million, or 65 percent, compared with 2010 due to charges associated with the National acquisition; the absence of a gain on divestiture; lower revenue and associated gross profit; restructuring charges related to actions to begin in 2012; and the net losses associated with the Japan earthquake. See Note 3 to the financial statements for a detailed discussion regarding the impact of the Japan earthquake.
Prior results of operations
2010 compared with 2009
Our 2010 revenue was $13.97 billion, net income was $3.23 billion and EPS was $2.62.
     2010 was an important year in the transformation of TI to a company focused on Analog and Embedded Processing. We saw strong revenue growth of 34 percent led by those businesses as well as the part of our Wireless segment that is focused on smartphones and tablet computers. Each of these businesses grew more than 40 percent and gained significant market share. Success in these businesses let us again return cash to shareholders by repurchasing $2.45 billion of our stock and paying dividends of nearly $600 million. In 2010, we continued to expand our analog manufacturing capacity through the acquisitions of wafer fabrication facilities in Japan and China, and the purchase and installation of analog wafer manufacturing equipment. These manufacturing assets were purchased at very cost-effective pricing such that the impact to depreciation will be minimal. In total, the equipment and factories purchased at discounted prices since late 2009 will support more than $5 billion of total additional revenue once fully operational.
Details of 2010 financial results
Revenue in 2010 was $13.97 billion, up $3.54 billion, or 34 percent, from 2009. Revenue in all segments increased compared with 2009, with particular strength in our core businesses, due to increased shipments across a broad range of products.
     Gross profit was $7.49 billion, an increase of $2.49 billion, or 50 percent, from 2009. This increase was primarily due to higher revenue, and to a lesser extent, the impact of improved factory utilization. Improved factory utilization increased our gross profit by $291 million from 2009. Gross profit margin was 53.6 percent of revenue compared with 47.9 percent in 2009.
     Operating expenses were $1.57 billion for R&D and $1.52 billion for SG&A. R&D expense increased $94 million, or 6 percent, from 2009 due to higher compensation-related costs. R&D expense as a percent of revenue was 11.2 percent compared with 14.2 percent in 2009. R&D expense increased in the core businesses.
     SG&A expense increased $199 million, or 15 percent, from 2009 primarily due to higher compensation-related costs, and to a lesser extent, higher sales and marketing costs. SG&A expense as a percent of revenue was 10.9 percent compared with 12.6 percent in 2009.
     Restructuring charges were $33 million compared with $212 million in 2009.
     In 2010, we recognized a gain of $144 million from the sale of a product line previously included in our Other segment.
     Operating profit was $4.51 billion, or 32.3 percent of revenue, compared with $1.99 billion, or 19.1 percent of revenue, in 2009. This increase was due to the increase in revenue and the associated gross profit. Operating profit increased from 2009 in all segments.
     The tax provision for 2010 was $1.32 billion compared with $547 million for the prior year. The increase was due to higher income before income taxes. In December 2010, the President signed into law the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, which reinstated the federal research tax credit with effect retroactively to January 1, 2010. The effect of the reinstatement of this tax credit was recorded in the fourth quarter of 2010.
     Net income was $3.23 billion, an increase of $1.76 billion from 2009. EPS for 2010 was $2.62 compared with $1.15 for 2009. EPS benefited $0.12 from a lower number of average shares outstanding as a result of our stock repurchase program.
     Orders were $13.93 billion, an increase of 23 percent compared with 2009. The increase reflected higher demand across a broad range of products.
Segment results
A detailed discussion of our segment results appears below.

Analog

	2010	2009	2010 vs. 2009
Revenue	$5,979	$4,202	42%
Operating profit	1,876	770	144%
Operating profit % of revenue	31.4%	18.3%
Restructuring charges*	$13	$84

* Included in operating profit
Analog revenue increased $1.78 billion, or 42 percent, from 2009 due to increased shipments of, in decreasing order, High Volume Analog & Logic, Power Management and High Performance Analog products.
     Operating profit was $1.88 billion, or 31.4 percent of revenue. This was an increase of $1.11 billion, or 144 percent, compared with 2009 due to higher revenue and associated gross profit.
Embedded Processing

	2010	2009	2010 vs. 2009
Revenue	$2,073	$1,471	41%
Operating profit	491	194	153%
Operating profit % of revenue	23.7%	13.2%
Restructuring charges*	$6	$43

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
Wireless

	2010	2009	2010 vs. 2009
Revenue	$2,978	$2,626	13%
Operating profit	683	315	117%
Operating profit % of revenue	22.9%	12.0%
Restructuring charges*	$10	$62

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

Other

	2010	2009	2010 vs. 2009
Revenue	$2,936	$2,128	38%
Operating profit	1,464	712	106%
Operating profit % of revenue	49.9%	33.5%
Restructuring charges*	$4	$23
Acquisition charges/divestiture (gain)*	$-144	$—

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
Financial condition
At the end of 2011, total cash (Cash and cash equivalents plus Short-term investments) was $2.94 billion, a decrease of $137 million from the end of 2010.
     Accounts receivable were $1.55 billion at the end of 2011. This was an increase of $27 million compared with the end of 2010. Days sales outstanding were 41 at the end of 2011 compared with 39 at the end of 2010. The increase in accounts receivable was due to higher revenue in December 2011 than in December 2010.
     Inventory was $1.79 billion at the end of 2011. This was an increase of $268 million from the end of 2010. Days of inventory at the end of 2011 were 86 compared with 83 at the end of 2010. The increase in inventory was primarily due to rebuilding inventory to support higher customer service levels with shorter lead times, as well as inventory associated with the National acquisition.
Liquidity and capital resources
Our primary source of liquidity is cash flow from operations. Additional sources of liquidity are cash and cash equivalents, short-term investments, and revolving credit facilities. Cash flow from operations for 2011 was $3.26 billion, a decrease of $564 million from the prior year due to lower net income.
     We had $992 million of cash and cash equivalents and $1.94 billion of short-term investments as of December 31, 2011.
     We have a variable-rate revolving credit facility that allows us to borrow up to $920 million until August 2012. We have a second variable-rate revolving credit facility that allows us to borrow an additional $1 billion until July 2012. We intend to replace these credit facilities in 2012.
     In 2011, investing activities used $5.43 billion primarily for the National acquisition, net of cash acquired. See Notes 2 and 10 to the financial statements for details regarding acquisitions. In comparison, in 2010 we used $199 million for acquisitions that included wafer fabrication facilities and related equipment. For 2011, capital expenditures were $816 million compared with $1.20 billion in 2010. Capital expenditures in 2011 were primarily for assembly/test equipment and analog wafer manufacturing equipment.
     For 2011, financing activities provided net cash of $2.59 billion compared with cash used in financing activities of $2.63 billion in 2010. For 2011, we received proceeds of $3.50 billion from the issuance in May of fixed- and variable-rate long-term debt (net of the original issuance discount) and a net $1 billion from the issuance of commercial paper. The long-term debt was used in the National acquisition and the commercial paper was issued for general corporate purposes and to maintain cash balances at desired levels. In conjunction with the issuance of long-term debt, we also entered into an interest rate swap that effectively fixes the interest rate on the long-term variable-rate debt. See Note 13 to the financial statements for additional details. We used $1.97 billion to repurchase 59 million shares of our common stock in 2011, compared with $2.45 billion used to repurchase 94 million shares in 2010. Dividends paid in 2011 of $644 million, compared with $592 million in 2010, reflect an increase in the dividend rate partially offset by the lower number of shares outstanding. On September 15, 2011, we announced a 31 percent increase in our quarterly cash dividend rate. The quarterly dividend increased from $0.13 to $0.17 per share, resulting in annual dividend payments of $0.68 per share. Employee exercises of TI stock options are also reflected in cash from financing activities. In 2011, these exercises provided cash proceeds of $690 million compared with $407 million in 2010.
     We believe we have the necessary financial resources and operating plans to fund our working capital needs, capital expenditures, dividend payments and other business requirements for at least the next 12 months.
Long-term contractual obligations

	Payments Due by Period
Contractual obligations	2012	2013/2014	2015/2016	Thereafter	Total
Long-term debt obligations (a)	$375	$2,500	$1,250	$375	$4,500
Operating lease obligations (b)	102	132	84	118	436
Software license obligations (c)	73	66	12	—	151
Purchase obligations (d)	215	117	6	10	348
Deferred compensation plan (e)	34	27	22	67	150
Total (f)	$799	$2,842	$1,374	$570	$5,585

(a)
Long-term debt obligations represent principal payments and include amounts classified as current portion of long-term debt. The related interest payments are not included. See Note 13 to the financial statements for additional information.

(b)	Includes minimum payments for leased facilities and equipment, as well as purchase of industrial gases under contracts accounted for as an operating lease.

(c)	Includes payments under license agreements for electronic design automation software.

(d)
Includes contractual arrangements with suppliers where there is a fixed non-cancellable payment schedule or minimum payments due with a reduced delivery schedule. Excluded from the table are cancellable arrangements. However, depending on when certain purchase arrangements may be cancelled, an additional $5 million of cancellation penalties may be required to be paid, which are not reflected in the table.

(e)	Includes an estimate of payments under this plan for the liability that existed at December 31, 2011.

(f)
The table excludes $210 million of uncertain tax liabilities under ASC 740, as well as any planned, future funding contributions to retirement benefit plans. Amounts associated with uncertain tax liabilities have been excluded because of the difficulty in making reasonably reliable estimates of the timing of cash settlements with the respective taxing authorities. In connection with retirement benefit obligations, we plan to make funding contributions to our retirement benefit plans of about $120 million in 2012, but funding projections beyond 2012 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact of the plans’ asset performance, interest rates and potential U.S. and non-U.S. legislation.

Critical accounting policies
In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States, we use statistical analyses, estimates and projections that affect the reported amounts and related disclosures and may vary from actual results. We consider the following accounting policies to be both those that are most important to the portrayal of our financial condition and that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a significant effect on our financial statements.
Revenue recognition
Revenue from sales of our products, including sales to our distributors, is recognized upon shipment or delivery, depending upon the terms of the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amounts are fixed or determinable, and collection of the revenue is reasonably assured. Revenue from sales of our products that are subject to inventory consignment agreements is recognized when the customer or distributor pulls product from consignment inventory that we store at designated locations.
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
     In 2011, about 40 percent of our revenue was generated from sales of our products to distributors. We recognize distributor revenue net of allowances, which are management's estimates based on analysis of historical data, current economic conditions and contractual terms. These allowances recognize the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities, or are allowed to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory. Historical claims data are maintained for each of the programs, with differences among geographic regions taken into consideration. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in distributor revenue and inventory levels. Allowances are also adjusted when recent historical data do not represent anticipated future activity. About 30 percent of our distributor revenue is generated from sales of consigned inventory, and we expect this proportion to grow over time. The allowances we record against this revenue are not material.
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
Business combinations
The acquisition method of accounting requires that we recognize the assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of consideration transferred over the acquisition date net fair values of the assets acquired and the liabilities assumed.
     The measurement of the fair values of assets acquired and liabilities assumed requires considerable judgment. Although independent appraisals may be used to assist in the determination of the fair values of certain assets and liabilities, those determinations are usually based on significant estimates provided by management, such as forecasted revenue or profit. In determining the fair value of intangible assets, an income approach is generally used and may incorporate the use of a discounted cash flow method. In applying the discounted cash flow method, the estimated future cash flows and residual values for each intangible asset are discounted to a present value using a discount rate based on an estimated weighted average cost of capital for the semiconductor industry. These cash flow projections are based on management’s estimates of economic and market conditions including revenue growth rates, operating margins, capital expenditures and working capital requirements.
     While we use our best estimates and assumptions as part of the process to value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. During the measurement period, which occurs before finalization of the purchase price allocation, changes in assumptions and estimates that result in adjustments to the fair values of assets acquired and liabilities assumed are recorded on a retrospective basis as of the acquisition date, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments will be recorded to our Consolidated statements of income. The measurement period for the National acquisition concluded on December 31, 2011.
Impairment of acquisition-related intangibles and goodwill
We review acquisition-related intangible assets for impairment when certain indicators suggest the carrying amount may not be recoverable. Factors considered include the underperformance of an asset compared with expectations and shortened useful lives due to planned changes in the use of the assets. Recoverability is determined by comparing the carrying amount of the assets to estimated future undiscounted cash flows. If future undiscounted cash flows are less than the carrying amount, an impairment charge would be recognized for the excess of the carrying amount over fair value, determined by utilizing a discounted cash flow technique. Additionally, in the case of intangible assets that will continue to be used in future periods, a shortened useful life may be utilized if appropriate, resulting in accelerated amortization based upon the expected net realizable value of the asset at the date the asset will no longer be utilized.
     We review goodwill for impairment annually, or more frequently if certain impairment indicators arise, such as significant changes in business climate, operating performance or competition, or upon the disposition of a significant portion of a reporting unit. A significant amount of judgment is involved in determining if an indicator of impairment has occurred between annual test dates. This impairment review compares the fair value for each reporting unit containing goodwill to its carrying value. Determining the fair value of a reporting unit involves the use of significant estimates and assumptions, including projected future cash flows, discount rates based on weighted average cost of capital and future economic and market conditions. We base our fair-value estimates on assumptions we believe to be reasonable.
     Actual cash flow amounts for future periods may differ from estimates used in impairment testing.

Changes in accounting standards
See Changes in Accounting Standards in Note 1 to the financial statements for a discussion of new accounting and reporting standards that have not yet been adopted.
Off-balance sheet arrangements
As of December 31, 2011, we had no significant off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.
Commitments and contingencies
See Note 14 to the financial statements for a discussion of our commitments and contingencies.
Quantitative and qualitative disclosures about market risk
Foreign exchange risk
The U.S. dollar is the functional currency for financial reporting. We use forward currency exchange contracts to reduce the earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. For example, at year-end 2011, we had forward currency exchange contracts outstanding with a notional value of $516 million to hedge net balance sheet exposures (including $253 million to sell Japanese yen, $105 million to sell euros and $39 million to sell British pound sterling). Similar hedging activities existed at year-end 2010.
     Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these forward currency exchange contracts, based on year-end 2011 balances and currency exchange rates, a hypothetical 10 percent plus or minus fluctuation in non-U.S. currency exchange rates would result in a pre-tax currency exchange gain or loss of approximately $3 million.

Interest rate risk
We have the following potential exposure to changes in interest rates: (1) the effect of changes in interest rates on the fair value of our investments in cash equivalents and short-term investments, which could produce a gain or a loss; and (2) the effect of changes in interest rates on the fair value of our debt and an associated interest rate swap.
     As of December 31, 2011, a hypothetical 100 basis point increase in interest rates would decrease the fair value of our long-term debt and the associated interest rate swap by $117 million. Because interest rates on our long-term debt are fixed or have been swapped to fixed rates, changes in interest rates would not affect the cash flows associated with long-term debt. A hypothetical 100 basis point increase or decrease in interest rates would not change the fair value of our $1.0 billion of outstanding commercial paper by a material amount because of its short duration.
Equity risk
Long-term investments at year-end 2011 include the following:

•
Investments in mutual funds — includes mutual funds that were selected to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.

•	Investments in venture capital funds — includes investments in limited partnerships (accounted for under either the equity or cost method).

•	Equity investments — includes non-marketable (non-publicly traded) equity securities.
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
Quarterly financial data
[Millions of dollars, except per-share amounts]

	Quarter
2011	1st	2nd	3rd	4th
Revenue	$3,392	$3,458	$3,466	$3,420
Gross profit	1,728	1,753	1,744	1,548
Operating profit	908	905	814	365
Net income	$666	$672	$601	$298
Earnings per common share:
Basic earnings per common share	$0.56	$0.57	$0.52	$0.26
Diluted earnings per common share	$0.55	$0.56	$0.51	$0.25

	Quarter
2010	1st	2nd	3rd	4th
Revenue	$3,205	$3,496	$3,740	$3,525
Gross profit	1,689	1,894	2,039	1,869
Operating profit	950	1,107	1,227	1,230
Net income	$658	$769	$859	$942
Earnings per common share:
Basic earnings per common share	$0.53	$0.63	$0.71	$0.79
Diluted earnings per common share	$0.52	$0.62	$0.71	$0.78

Included in the results above were the following items:

	Quarter
2011	1st	2nd	3rd	4th
Acquisition-related charges (a)	$2	$13	$154	$256
Recorded as Cost of revenue	$—	$—	$7	$103
Recorded as Acquisition charges	$2	$13	$147	$153
Restructuring charges (b)	$—	$—	$—	112

	Quarter
2010	1st	2nd	3rd	4th
Restructuring charges (b)	$10	$17	$4	$1
Gain on divestiture of product line (c)	$—	$—	$—	$144
Federal research tax credit benefit (d)	$—	$—	$4	$50

(a)    See Note 2 to the financial statements for additional information.
(b)    See Note 4 to the financial statements for additional information.
(c)    See Note 10 to the financial statements for additional information.

(d)
The fourth quarter 2010 amount of $50 million was related to the U.S. federal research tax credit, which was reinstated in December 2010 and retroactive to January of that year, and which expired at the end of 2011.

Common stock prices and dividends

In 2011, TI common stock was listed on the New York Stock Exchange. The table below shows the high and low closing prices of TI common stock as reported by Bloomberg L.P. and the dividends paid per common share for each quarter during the past two years. On December 15, 2011, we announced that we were transferring our stock exchange listing to The NASDAQ Global Select Market, effective January 1, 2012, with TI shares to begin trading as a NASDAQ-listed security on January 3, 2012. TI common stock continues to trade under the TXN symbol and is traded principally on NASDAQ.

		Quarter
		1st	2nd	3rd	4th
Stock prices:
2011	High	$36.71	$35.98	$33.66	$32.09
	Low	32.25	30.96	24.34	26.08
2010	High	$26.34	$27.16	$27.14	$33.75
	Low	22.50	23.28	23.02	27.21
Dividends paid:
2011		$0.13	$0.13	$0.13	$0.17
2010		$0.12	$0.12	$0.12	$0.13