Form 10-K, Exhibit 13
period 2012-12-31
TEXAS INSTRUMENTS INC
filed 2013-02-22
CIK 97476

Exhibit 13

	For Years Ended December 31,
Consolidated statements of income	2012	2011	2010
[Millions of dollars, except share and per-share amounts]
Revenue	$12,825	$13,735	$13,966
Cost of revenue (COR)	6,457	6,963	6,474
Gross profit	6,368	6,772	7,492
Research and development (R&D)	1,877	1,715	1,570
Selling, general and administrative (SG&A)	1,804	1,638	1,519
Acquisition charges	450	315	—
Restructuring charges/other	264	112	(111)
Operating profit	1,973	2,992	4,514
Other income (expense) net (OI&E)	47	5	37
Interest and debt expense	85	42	—
Income before income taxes	1,935	2,955	4,551
Provision for income taxes	176	719	1,323
Net income	$1,759	$2,236	$3,228

Earnings per common share:
Basic	$1.53	$1.91	$2.66
Diluted	$1.51	$1.88	$2.62

Average shares outstanding (millions):
Basic	1,132	1,151	1,199
Diluted	1,146	1,171	1,213

Cash dividends declared per share of common stock	$0.72	$0.56	$0.49

See accompanying notes.

	For Years Ended December 31,
Consolidated statements of comprehensive income	2012	2011	2010
[Millions of dollars]
Net income	$1,759	$2,236	$3,228
Other comprehensive income (loss):
Available-for-sale investments:
Unrealized gains (losses), net of tax benefit (expense) of ($1), $1 and ($3)	3	(2)	7
Reclassification of recognized transactions, net of tax benefit (expense) of $0, ($7) and $0	—	12	—
Net actuarial gains (losses) of defined benefit plans:
Adjustment, net of tax benefit (expense) of $29, $65 and $61	(81)	(124)	(154)
Reclassification of recognized transactions, net of tax benefit (expense) of ($104), ($28) and ($36)	160	48	65
Prior service cost of defined benefit plans:
Adjustment, net of tax benefit (expense) of $1, $5 and ($1)	(2)	(9)	2
Reclassification of recognized transactions, net of tax benefit (expense) of $0, ($1) and $0	—	2	—
Change in fair value of derivative instrument, net of tax benefit (expense) of $1, $1 and $0	(3)	(2)	—
Other comprehensive income (loss), net of taxes	77	(75)	(80)
Total comprehensive income	$1,836	$2,161	$3,148

See accompanying notes.

	December 31,
Consolidated balance sheets	2012	2011
[Millions of dollars, except share amounts]
Assets
Current assets:
Cash and cash equivalents	$1,416	$992
Short-term investments	2,549	1,943
Accounts receivable, net of allowances of ($31) and ($19)	1,230	1,545
Raw materials	116	115
Work in process	935	1,004
Finished goods	706	669
Inventories	1,757	1,788
Deferred income taxes	1,044	1,174
Prepaid expenses and other current assets	234	386
Total current assets	8,230	7,828
Property, plant and equipment at cost	6,891	7,133
Less accumulated depreciation	(2,979)	(2,705)
Property, plant and equipment, net	3,912	4,428
Long-term investments	215	265
Goodwill	4,362	4,452
Acquisition-related intangibles, net	2,558	2,900
Deferred income taxes	280	321
Capitalized software licenses, net	142	206
Overfunded retirement plans	68	40
Other assets	254	57
Total assets	$20,021	$20,497

Liabilities and stockholders’ equity
Current liabilities:
Commercial paper borrowings	$—	$999
Current portion of long-term debt	1,500	382
Accounts payable	444	625
Accrued compensation	524	597
Income taxes payable	79	101
Deferred income taxes	2	—
Accrued expenses and other liabilities	881	795
Total current liabilities	3,430	3,499
Long-term debt	4,186	4,211
Underfunded retirement plans	269	701
Deferred income taxes	572	607
Deferred credits and other liabilities	603	527
Total liabilities	9,060	9,545
Stockholders’ equity:
Preferred stock, $25 par value. Authorized – 10,000,000 shares. Participating cumulative preferred. None issued.	—	—
Common stock, $1 par value. Authorized – 2,400,000,000 shares. Shares issued: 2012 – 1,740,815,939; 2011 – 1,740,630,391	1,741	1,741
Paid-in capital	1,176	1,194
Retained earnings	27,205	26,278
Less treasury common stock at cost. Shares: 2012 – 632,636,970; 2011 – 601,131,631	(18,462)	(17,485)
Accumulated other comprehensive income (loss), net of taxes	(699)	(776)
Total stockholders’ equity	10,961	10,952
Total liabilities and stockholders’ equity	$20,021	$20,497
See accompanying notes.

	For Years Ended December 31,
Consolidated statements of cash flows	2012	2011	2010
[Millions of dollars]
Cash flows from operating activities:
Net income	$1,759	$2,236	$3,228
Adjustments to net income:
Depreciation	957	904	865
Amortization of acquisition-related intangibles	342	111	48
Stock-based compensation	263	269	190
Gain on sales of assets and divestiture	—	(5)	(144)
Deferred income taxes	65	(119)	(188)
Gain on transfer of Japan substitutional pension	(144)	—	—
Increase (decrease) from changes in:
Accounts receivable	311	112	(231)
Inventories	5	(17)	(304)
Prepaid expenses and other current assets	227	(29)	(8)
Accounts payable and accrued expenses	99	2	57
Accrued compensation	(82)	(77)	246
Income taxes payable	(229)	(85)	(19)
Changes in funded status of retirement plans	(198)	(7)	26
Other	39	(39)	54
Cash flows from operating activities	3,414	3,256	3,820

Cash flows from investing activities:
Additions to property, plant and equipment	(495)	(816)	(1,199)
Proceeds from insurance recovery, asset sales and divestiture	—	16	148
Purchases of short-term investments	(2,802)	(3,653)	(2,510)
Proceeds from short-term investments	2,198	3,555	2,564
Purchases of long-term investments	(1)	(6)	(8)
Proceeds from long-term investments	61	157	147
Business acquisitions, net of cash acquired	—	(5,425)	(199)
Cash flows from investing activities	(1,039)	(6,172)	(1,057)

Cash flows from financing activities:
Proceeds from issuance of long-term debt and commercial paper borrowings	1,492	4,697	—
Repayment of debt and commercial paper borrowings	(1,375)	(200)	—
Dividends paid	(819)	(644)	(592)
Stock repurchases	(1,800)	(1,973)	(2,454)
Proceeds from common stock transactions	523	690	407
Excess tax benefit from share-based payments	38	31	13
Other	(10)	(12)	—
Cash flows from financing activities	(1,951)	2,589	(2,626)

Net change in cash and cash equivalents	424	(327)	137
Cash and cash equivalents at beginning of year	992	1,319	1,182
Cash and cash equivalents at end of year	$1,416	$992	$1,319

See accompanying notes.

Consolidated statements of stockholders’ equity	Common Stock	Paid-in Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)
[Millions of dollars, except per-share amounts]
Balance, December 31, 2009	$1,740	$1,086	$22,066	$(14,549)	$(621)

2010
Net income	—	—	3,228	—	—
Dividends declared and paid ($.49 per share)	—	—	(592)	—	—
Common stock issued for stock-based awards	—	(182)	—	588	—
Stock repurchases	—	—	—	(2,450)	—
Stock-based compensation	—	190	—	—	—
Tax impact from exercise of options	—	21	—	—	—
Other comprehensive income (loss), net of taxes	—	—	—	—	(80)
Other	—	(1)	(7)	—	—
Balance, December 31, 2010	1,740	1,114	24,695	(16,411)	(701)

2011
Net income	—	—	2,236	—	—
Dividends declared and paid ($.56 per share)	—	—	(644)	—	—
Common stock issued for stock-based awards	1	(252)	—	898	—
Stock repurchases	—	—	—	(1,973)	—
Stock-based compensation	—	269	—	—	—
Tax impact from exercise of options	—	45	—	—	—
Other comprehensive income (loss), net of taxes	—	—	—	—	(75)
Other	—	18	(9)	1	—
Balance, December 31, 2011	1,741	1,194	26,278	(17,485)	(776)

2012
Net income	—	—	1,759	—	—
Dividends declared and paid ($.72 per share)	—	—	(819)	—	—
Common stock issued for stock-based awards	—	(337)	—	823	—
Stock repurchases	—	—	—	(1,800)	—
Stock-based compensation	—	263	—	—	—
Tax impact from exercise of options	—	56	—	—	—
Other comprehensive income (loss), net of taxes	—	—	—	—	77
Other	—	—	(13)	—	—
Balance, December 31, 2012	$1,741	$1,176	$27,205	$(18,462)	$(699)

See accompanying notes.

Notes to financial statements

1. Description of business and significant accounting policies and practices
Business
At Texas Instruments (TI), we design and make semiconductors that we sell to electronics designers and manufacturers all over the world. As of December 31, 2012, we have three reportable segments, which are established along major categories of products as follows:

•
Analog – consists of the following major product lines: High Volume Analog & Logic (HVAL), Power Management (Power), High Performance Analog (HPA) and Silicon Valley Analog (SVA). SVA consists of products that we acquired through our purchase of National Semiconductor Corporation (National) in 2011.

•	Embedded Processing – consists of digital signal processors (DSPs) and microcontrollers used in catalog, communications infrastructure and automotive applications; and

•	Wireless – consists of OMAP™ applications processors, connectivity products and baseband products.

We report the results of our remaining business activities in Other. As previously announced, the Wireless segment will be eliminated due to the decision to wind down certain of its product lines. As a result, we will restructure our reportable segments beginning January 1, 2013, and we will report our first quarter of 2013 financial results accordingly. See Note 16 for additional information on our business segments.

Basis of presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The basis of these financial statements is comparable for all periods presented herein.

The consolidated financial statements include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in these notes, except per-share amounts, are stated in millions of U.S. dollars unless otherwise indicated. We have reclassified certain amounts in the prior periods’ financial statements to conform to the 2012 presentation. The preparation of financial statements requires the use of estimates from which final results may vary.

On September 23, 2011, we completed the acquisition of National. We accounted for this transaction under Accounting Standards Codification (ASC) 805 - Business Combinations, and the consolidated financial statements include the balances and results of operations of National from the date of acquisition. See Note 2 for more detailed information.

Revenue recognition
We recognize revenue from direct sales of our products to our customers, including shipping fees, when title and risk of loss pass to the customer, which usually occurs upon shipment or delivery, depending upon the terms of the sales order; when persuasive evidence of an arrangement exists; when sales amounts are fixed or determinable; and when collectability is reasonably assured. Revenue from sales of our products that are subject to inventory consignment agreements is recognized consistent with the principles discussed above, but delivery occurs when the customer pulls product from consignment inventory that we store at designated locations. Estimates of product returns for quality reasons and of price allowances (based on historical experience, product shipment analysis and customer contractual arrangements) are recorded when revenue is recognized. Allowances include volume-based incentives and special pricing arrangements. In addition, we record allowances for accounts receivable that we estimate may not be collected.

We recognize revenue from direct sales of our products to our distributors, net of allowances, consistent with the principles discussed above. Title transfers to the distributors at delivery or when the products are pulled from consignment inventory, and payment is due on our standard commercial terms; payment terms are not contingent upon resale of the products. We calculate credit allowances based on historical data, current economic conditions and contractual terms. For instance, we sell to distributors at standard published prices, but we may grant them price adjustment credits in response to individual competitive opportunities they may have. To estimate allowances, we use statistical percentages of revenue, determined quarterly, based upon recent historical adjustment trends. We also provide allowances for certain growth-based incentives.

We provide distributors an allowance to scrap certain slow-selling or obsolete products in their inventory, estimated as a negotiated fixed percentage of each distributor’s purchases from us. In addition, if we publish a new price for a product that is lower than that paid by distributors for the same product still remaining in each distributor’s on-hand inventory, we may credit them for the difference between those prices. The allowance for this type of credit is based on the identified product price difference applied to our estimate of each distributor’s on-hand inventory of that product. We believe we can reasonably and reliably estimate allowances for credits to distributors in a timely manner.

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

Advertising costs
We expense advertising and other promotional costs as incurred. This expense was $46 million in 2012, $43 million in 2011 and $44 million in 2010.

Income taxes
We account for income taxes using an asset and liability approach. We record the amount of taxes payable or refundable for the current year and the deferred tax assets and liabilities for future tax consequences of events that have been recognized in the financial statements or tax returns. We record a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized.

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

Computation and reconciliation of earnings per common share are as follows (shares in millions):

	2012			2011			2010
	Net Income	Shares	EPS	Net Income	Shares	EPS	Net Income	Shares	EPS
Basic EPS:
Net income	$1,759			$2,236			$3,228
Less income allocated to RSUs	(31)			(35)			(44)
Income allocated to common stock for basic EPS calculation	$1,728	1,132	$1.53	$2,201	1,151	$1.91	$3,184	1,199	$2.66

Adjustment for dilutive shares:
Stock-based compensation plans		14			20			14

Diluted EPS:
Net income	$1,759			$2,236			$3,228
Less income allocated to RSUs	(31)			(34)			(44)
Income allocated to common stock for diluted EPS calculation	$1,728	1,146	$1.51	$2,202	1,171	$1.88	$3,184	1,213	$2.62

Potentially dilutive securities representing 52 million, 24 million and 66 million shares of common stock that were outstanding during 2012, 2011 and 2010, respectively, were excluded from the computation of diluted earnings per common share for these periods because their effect would have been anti-dilutive.

Investments
We present investments on our balance sheets as cash equivalents, short-term investments or long-term investments. Specific details are as follows:

•
Cash equivalents and short-term investments: We consider investments in debt securities with maturities of 90 days or less from the date of our investment to be cash equivalents. We consider investments in debt securities with maturities beyond 90 days from the date of our investment as being available for use in current operations and include these investments in short-term investments. The primary objectives of our cash equivalent and short-term investment activities are to preserve capital and maintain liquidity while generating appropriate returns.

•
Long-term investments: Long-term investments consist of mutual funds, venture capital funds and non-marketable equity securities. Prior to the fourth quarter of 2012, this also included auction-rate securities.

•
Classification of investments: Depending on our reasons for holding the investment and our ownership percentage, we classify investments in securities as available for sale, trading, or equity- or cost-method investments, which are more fully described in Note 9. We determine cost or amortized cost, as appropriate, on a specific identification basis.

Inventories
Inventories are stated at the lower of cost or estimated net realizable value. Cost is generally computed on a currently adjusted standard cost basis, which approximates cost on a first-in first-out basis. Standard cost is based on the normal utilization of installed factory capacity. Cost associated with underutilization of capacity is expensed as incurred. Inventory held at consignment locations is included in our finished goods inventory. Consigned inventory was $169 million and $129 million as of December 31, 2012 and 2011, respectively.

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

Goodwill and indefinite-lived intangibles
Goodwill is not amortized but is reviewed for impairment annually or more frequently if certain impairment indicators arise. We perform our annual goodwill impairment tests as of October 1 for our reporting units. The test compares the fair value for each reporting unit to its associated carrying value including goodwill. See Note 10 for additional information.

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

Derivatives and hedging
In connection with the issuance of variable-rate long-term debt in May 2011, as more fully described in Note 12, we entered into an interest rate swap designated as a hedge of the variability of cash flows related to interest payments. Gains and losses from changes in the fair value of the interest rate swap are credited or charged to Accumulated other comprehensive income (loss), net of taxes (AOCI).

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

Changes in accounting standards
As of December 31, 2012, the Financial Accounting Standards Board had issued several accounting standards that we have not yet been required to adopt. None of these standards would have a material effect on our financial condition, results of operations or financial disclosures.

2. Acquisition-related charges
National acquisition
On September 23, 2011, we completed the acquisition of National by acquiring all issued and outstanding common shares in exchange for total consideration of $6.56 billion. We recognized $3.528 billion of goodwill, which was applied to the Analog segment. None of the goodwill related to the National acquisition was deductible for tax purposes.

We incurred various costs as a result of the acquisition of National that are included in Other consistent with how management measures the performance of its segments. These total acquisition-related charges are as follows:

	For Years Ended December 31,
	2012	2011
Distributor contract termination	$21	$—
Inventory related	—	96
Property, plant and equipment related	—	15
As recorded in COR	21	111
Amortization of intangible assets	325	87
Retention bonuses	57	46
Stock-based compensation	17	50
Severance and other benefits:
Employment reductions announced at closing	16	29
Change of control	—	41
Transaction and other costs	35	62
As recorded in Acquisition charges	450	315
Total acquisition-related charges	$471	$426

In 2011, we discontinued using one of National’s distributors. We acquired the distributor’s inventory at fair value, resulting in an incremental charge of $21 million to COR upon sale of the inventory in 2012.

At acquisition, we recognized costs associated with the adjustments to write up the value of acquired inventory and property, plant and equipment to fair value. These costs are in addition to the normal expensing of the acquired assets based on their carrying or book value prior to the acquisition. The total fair-value write-up of $96 million for the acquired inventory was expensed as that inventory was sold. The total fair-value write-up for the acquired property, plant and equipment was $436 million. In the fourth quarter of 2011, depreciation was $15 million. It continues at a declining rate and is no longer separately disclosed as an acquisition-related charge.

The amount of recognized amortization of acquired intangible assets resulting from the National acquisition is based on estimated useful lives varying between two and ten years. See Note 10 for additional information.

Retention bonuses reflect amounts already or expected to be paid to former National employees who fulfill agreed-upon service period obligations and are recognized ratably over the required service period.

Stock-based compensation was recognized for the accelerated vesting of equity awards upon the termination of employees, with additional compensation being recognized over the applicable vesting period for the remaining grantees.

Severance and other benefits costs were for former National employees who were terminated after the closing date. These costs totaled $70 million for the year ended December 31, 2011, with $41 million in charges related to change of control provisions under existing employment agreements and $29 million in charges for announced employment reductions affecting about 350 jobs. All of these jobs were eliminated by the end of 2012 as a result of redundancies and cost efficiency measures, with approximately $16 million of additional expense recognized in 2012. Of the $86 million in cumulative charges recognized through December 31, 2012, $65 million was paid in 2012 and $14 million was paid in 2011.

Transaction and other costs include various expenses incurred in connection with the National acquisition. In 2011, we also incurred bridge financing costs.

In conformance with Accounting Standards Codification (ASC) 805 – Business Combinations, the following unaudited summaries of pro forma combined results of operation for the years ended December 31, 2011 and 2010, give effect to the acquisition as if it had been completed on January 1, 2010. These pro forma summaries do not reflect any operating efficiencies, cost savings or revenue enhancements that may be achieved by the combined companies. In addition, certain non-recurring expenses, such as restructuring charges and retention bonuses, are not reflected in the pro forma summaries. These pro forma summaries are presented for informational purposes only and are not indicative of what the actual results of operations would have been had the acquisition taken place as of that date, nor are they indicative of future consolidated results of operations.

	For Years Ended December 31,
	2011	2010
	(Unaudited)
Revenue	$14,805	$15,529
Net income	2,438	3,218
Earnings per common share – diluted	$2.05	$2.61

Other acquisitions
In October 2010, we acquired our first semiconductor manufacturing site in China, located in the Chengdu High-tech Zone. This acquisition, which was recorded as a business combination, used net cash of $140 million. As contractually agreed, we made an additional payment of $35 million to the seller in October 2011.

In August 2010, we completed the acquisition of two wafer fabs and equipment in Aizu-Wakamatsu, Japan, for net cash of $130 million. The acquisition of the fabs and related 200-millimeter equipment was recorded as a business combination for net cash of $59 million. We also settled a contractual arrangement with a third party for our benefit for net cash of $12 million, which was recorded as a charge in COR in Other. Additionally, we incurred acquisition-related costs of $1 million, which were recorded in SG&A. This acquisition also included 300-millimeter production tools, which we recorded as a capital purchase for net cash of $58 million.

The results of operations for these acquisitions have been included in our financial statements from their respective acquisition dates. Operating results for transitional supply agreements are included in Other. Pro forma financial information for these acquisitions would not be materially different from amounts reported.

3. Restructuring charges/other
Restructuring charges/other is comprised of the following components:

	For Years Ended December 31,
	2012	2011	2010
Restructuring charges by action:
Restructuring charges	$261	$—	$—
Goodwill impairment	90	—	—
2012 Wireless action	351	—	—
2011 action	49	112	—
2008/2009 actions	—	—	33

Other:
Gain on transfer of Japan substitutional pension	(144)	—	—
Gain on divested product line	—	—	(144)
Other	8	—	—
Restructuring charges/other	$264	$112	$(111)

Restructuring charges/other recognized by segment are as follows:

	For Years Ended December 31,
	2012	2011	2010
Analog	$—	$—	$13
Embedded Processing	—	—	6
Wireless	351	—	10
Other	(87)	112	(140)
Total	$264	$112	$(111)

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

Restructuring activities associated with assets are recorded as an adjustment to the basis of the asset, not as a liability. When we commit to a plan to abandon a long-lived asset before the end of its previously estimated useful life, we accelerate the recognition of depreciation to reflect the use of the asset over its shortened useful life. When an asset is held to be sold, we write down the carrying value to its net realizable value and cease depreciation. Restructuring actions may be viewed as an impairment indicator requiring testing of the recoverability of intangible assets, including goodwill.

2012 Wireless action
In November 2012, we announced an action concerning our Wireless business that, when complete, is expected to reduce annualized expenses by about $450 million and will focus our investments on embedded markets with greater potential for sustainable growth. About 1,700 jobs worldwide are expected to be eliminated. The total restructuring charges related to this action will be about $360 million, of which about $245 million will be for severance and related benefits. We recognized $351 million of these costs in the fourth quarter of 2012 consisting of: $245 million for severance and benefit costs and other non-cash items of $3 million of accelerated depreciation of the affected facilities' assets, $13 million for other exit costs and $90 million for the non-tax deductible impairment of goodwill. See Note 10 for additional information on the goodwill impairment charge. We estimate that this action will be substantially complete by the end of 2013. As of December 31, 2012, $4 million has been paid to terminated employees for severance and benefits related to this action.

2011 action
Beginning in the fourth quarter of 2011, we recognized restructuring charges associated with the announced plans to close two older semiconductor manufacturing facilities in Hiji, Japan, and Houston, Texas, in 2013. Each facility employed about 500 people. The total charge for these closures is estimated at $215 million, of which $161 million has been recognized through December 31, 2012, consisting of: $113 million for severance and benefit costs, $23 million of accelerated depreciation of the facilities’ assets and $25 million for other exit costs. Of the estimated $215 million total cost, about $135 million will be for severance and related benefits, about $30 million will be for accelerated depreciation of facility assets and about $50 million will be for other exit costs. In 2012, $11 million was paid to terminated employees for severance and benefits related to this action.

The restructuring action related to the acquisition of National is discussed in Note 2 and is reflected in Acquisition charges in our Consolidated statements of income.

2008/2009 actions
In October 2008, we announced actions to reduce expenses in our Wireless segment, especially our baseband operation. In January 2009, we announced actions that included broad-based employment reductions to align our spending with weakened demand. Combined, these actions eliminated about 3,900 jobs; they were completed in 2009.

The table below reflects the changes in accrued restructuring balances associated with these actions:

	2012 Action		2011 Action		2008/2009 Actions
	Severance and Benefits	Other Charges	Severance and Benefits	Other Charges	Severance and Benefits	Other Charges	Total
Accrual at December 31, 2009	$—	$—	$—	$—	$84	$10	$94
Restructuring charges	—	—	—	—	33	—	33
Non-cash items (a)	—	—	—	—	(33)	—	(33)
Payments	—	—	—	—	(62)	(2)	(64)
Remaining accrual at December 31, 2010	—	—	—	—	22	8	30

Restructuring charges	—	—	107	5	—	—	112
Non-cash items (a)	—	—	(11)	(5)	—	—	(16)
Payments	—	—	—	—	(9)	(1)	(10)
Remaining accrual at December 31, 2011	—	—	96	—	13	7	116

Restructuring charges	245	106	6	43	—	—	400
Non-cash items (a)	—	(106)	3	(18)	—	—	(121)
Payments	(4)	—	(11)	(22)	(8)	(1)	(46)
Remaining accrual at December 31, 2012	$241	$—	$94	$3	$5	$6	$349
(a) Reflects charges for goodwill impairment, stock-based compensation, impacts of postretirement benefit plans and accelerated depreciation.

The accrual balances above are a component of Accrued expenses and other liabilities or Deferred credits and other liabilities on our Consolidated balance sheets, depending on the expected timing of payment.

Other
Gain on transfer of Japan substitutional pension
During the third quarter of 2012, we transferred the obligations and assets of the substitutional portion of our Japan pension program from the pension trust to the government of Japan, resulting in a net gain of $144 million. See Note 11 for additional details.

Gain on divested product line
In November 2010, we divested a product line previously included in Other for $148 million and recognized a gain in operating profit of $144 million.

4. Losses associated with the 2011 earthquake in Japan
On March 11, 2011, a magnitude 9.0 earthquake struck near two of our three semiconductor manufacturing facilities in Japan. Our manufacturing site in Miho suffered substantial damage during the earthquake, our facility in Aizu experienced significantly less damage and our site in Hiji was undamaged. We maintain earthquake insurance policies in Japan for limited coverage for property damage and business interruption losses.

In 2011, we incurred cumulative gross operating losses of $101 million related to the earthquake and associated events in Japan. These losses related to property damage, the underutilization expense we incurred from having our manufacturing assets only partially loaded and costs associated with recovery teams assembled from across the world. Gross operating losses do not comprehend any lost revenue.

These losses have been offset by $36 million in cumulative insurance proceeds related to property damage claims ($23 million received in 2011 and $13 million for 2012). Almost all of these costs and proceeds are included in COR in our Consolidated statements of income and are recorded in Other.

In addition, we recognized $172 million in cumulative insurance proceeds through December 31, 2012, ($135 million received in 2012 and $37 million received in 2011) related to business interruption claims. These proceeds are recorded as revenue in our Consolidated statements of income and in Other.

In the third quarter of 2012, we completed discussions with our insurers and their advisors, settling all associated claims against our policies. All claims related to these events have been settled and the proceeds received.

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

We also have RSUs outstanding under the long-term incentive plans. Each RSU represents the right to receive one share of TI common stock on the vesting date, which is generally four years after the date of grant. Upon vesting, the shares are issued without payment by the grantee. RSUs generally do not continue to vest after the recipient’s retirement date. Holders of most RSUs receive an annual cash payment equal to the dividends paid on our common stock.

We have options and RSUs outstanding to non-employee directors under various director compensation plans. The plans generally provide for annual grants of stock options and RSUs, a one-time grant of RSUs to each new non-employee director and the issuance of TI common stock upon the distribution of stock units credited to deferred compensation accounts established for such directors.

We also have an employee stock purchase plan under which options are offered to all eligible employees in amounts based on a percentage of the employee’s compensation, subject to a cap. Under the plan, the option price per share is 85 percent of the fair market value on the exercise date, and options have a three-month term.

Total stock-based compensation expense recognized was as follows:

	For Years Ended December 31,
	2012	2011	2010
Stock-based compensation expense recognized in:
Cost of revenue (COR)	$48	$40	$36
Research and development (R&D)	71	58	53
Selling, general and administrative (SG&A)	127	121	101
Acquisition charges	17	50	—
Total	$263	$269	$190

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

Fair-value methods and assumptions
We account for all awards granted under our various stock-based compensation plans at fair value. We estimate the fair values for non-qualified stock options under long-term incentive and director compensation plans using the Black-Scholes option-pricing model with the following weighted average assumptions.

	2012	2011	2010
Weighted average grant date fair value, per share	$8.31	$10.37	$6.61
Weighted average assumptions used:
Expected volatility	30%	30%	32%
Expected lives (in years)	7.1	6.9	6.4
Risk-free interest rates	1.40%	2.61%	2.83%
Expected dividend yields	2.10%	1.51%	2.08%

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

Long-term incentive and director compensation plans
Stock option and RSU transactions under our long-term incentive and director compensation plans during 2012 were as follows:

	Stock Options		RSUs
	Shares	Weighted Average Exercise Price per Share	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding grants, December 31, 2011	113,273,394	$25.79	23,358,846	$25.09
Granted	13,508,034	32.35	5,617,150	31.60
Vested RSUs	—	—	(4,182,928)	28.66
Expired and forfeited	(4,732,514)	29.78	(1,417,834)	26.76
Exercised	(22,409,816)	20.32	—	—
Outstanding grants, December 31, 2012	99,639,098	$27.73	23,375,234	$25.91

The weighted average grant date fair value of RSUs granted during the years 2012, 2011 and 2010 was $31.60, $33.20 and $23.47 per share, respectively. For the years ended December 31, 2012, 2011 and 2010, the total fair value of shares vested from RSU grants was $120 million, $155 million and $51 million, respectively.

Summarized information about stock options outstanding at December 31, 2012, is as follows:

	Stock Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding (Shares)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Number Exercisable (Shares)	Weighted Average Exercise Price per Share
$9.56 to 10.00	4,882	0.8	$9.56	4,882	$9.56
10.01 to 20.00	13,179,570	4.5	15.32	9,619,657	15.43
20.01 to 30.00	34,637,310	4.8	24.86	27,154,258	25.33
30.01 to 38.40	51,817,336	4.9	32.81	31,755,628	32.59
$9.56 to 38.40	99,639,098	4.8	$27.73	68,534,425	$27.30

During the years ended December 31, 2012, 2011 and 2010, the aggregate intrinsic value (i.e., the difference in the closing market price and the exercise price paid by the optionee) of options exercised was $244 million, $231 million and $140 million, respectively.

Summarized information as of December 31, 2012, about outstanding stock options that are vested and expected to vest, as well as stock options that are currently exercisable, is as follows:

	Outstanding Stock Options (Fully Vested and Expected to Vest) (a)	Options Exercisable
Number of outstanding (shares)	96,121,395	68,534,425
Weighted average remaining contractual life (in years)	4.7	3.3
Weighted average exercise price per share	$28.75	$27.30
Intrinsic value (millions of dollars)	$398	$300
(a) Includes effects of expected forfeitures of approximately 4 million shares. Excluding the effects of expected forfeitures, the aggregate intrinsic value of stock options outstanding was $414 million.

As of December 31, 2012, the total future compensation cost related to equity awards not yet recognized in the Consolidated statements of income was $460 million, consisting of $143 million related to unvested stock options and $317 million related to RSUs. The $460 million will be recognized as follows: $205 million in 2013, $153 million in 2014, $94 million in 2015 and $8 million in 2016.

Employee stock purchase plan
Options outstanding under the employee stock purchase plan at December 31, 2012, had an exercise price of $27.47 per share (85 percent of the fair market value of TI common stock on the date of automatic exercise). Of the total outstanding options, none were exercisable at year-end 2012.

Employee stock purchase plan transactions during 2012 were as follows:

	Employee Stock Purchase Plan (Shares)	Exercise Price
Outstanding grants, December 31, 2011	580,095	$25.29
Granted	2,931,354	25.64
Exercised	(2,829,498)	25.12
Outstanding grants, December 31, 2012	681,951	$27.47

The weighted average grant date fair value of options granted under the employee stock purchase plans during the years 2012, 2011 and 2010 was $4.52, $4.59 and $3.97 per share, respectively. During the years ended December 31, 2012, 2011 and 2010, the total intrinsic value of options exercised under these plans was $13 million, $10 million and $9 million, respectively.

Effect on shares outstanding and treasury shares
Our practice is to issue shares of common stock upon exercise of stock options generally from treasury shares and, on a limited basis, from previously unissued shares. We settled stock option plan exercises using treasury shares of 25,064,951 in 2012; 27,308,311 in 2011 and 19,077,274 in 2010; and previously unissued common shares of 180,955 in 2012; 390,438 in 2011 and 342,380 in 2010.

Upon vesting of RSUs, we issued treasury shares of 3,187,490 in 2012; 3,748,623 in 2011 and 1,392,790 in 2010, and previously unissued common shares of 4,593 in 2012; 73,852 in 2011, with none in 2010.

Shares available for future grant and reserved for issuance are summarized below:

	As of December 31, 2012
Shares	Long-term Incentive and Director Compensation Plans	Employee Stock Purchase Plan	Total
Reserved for issuance (a)	197,554,600	25,137,819	222,692,419
Shares to be issued upon exercise of outstanding options and RSUs	(123,143,365)	(681,951)	(123,825,316)
Available for future grants	74,411,235	24,455,868	98,867,103
(a) Includes 129,033 shares credited to directors’ deferred compensation accounts that settle in shares of TI common stock. These shares are not included as grants outstanding at December 31, 2012.

Effect on cash flows
Cash received from the exercise of options was $523 million in 2012, $690 million in 2011 and $407 million in 2010. The related net tax impact realized was $56 million, $45 million and $21 million (which includes excess tax benefits realized of $38 million, $31 million and $13 million) in 2012, 2011 and 2010, respectively.

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

We recognized $96 million, $143 million and $279 million of profit sharing expense under the TI Employee Profit Sharing Plan in 2012, 2011 and 2010, respectively.

7. Income taxes
Income before income taxes

	U.S.	Non-U.S.	Total
2012	$319	$1,616	$1,935
2011	1,791	1,164	2,955
2010	3,769	782	4,551

Provision (benefit) for income taxes

	U.S. Federal	Non-U.S.	U.S. State	Total
2012:
Current	$(43)	$156	$(2)	$111
Deferred	—	65	—	65
Total	$(43)	$221	$(2)	$176

2011:
Current	$692	$138	$8	$838
Deferred	(154)	24	11	(119)
Total	$538	$162	$19	$719

2010:
Current	$1,401	$92	$18	$1,511
Deferred	(188)	(2)	2	(188)
Total	$1,213	$90	$20	$1,323

Principal reconciling items from income tax computed at the statutory federal rate follow:

	2012	2011	2010
Computed tax at statutory rate	$677	$1,034	$1,593
Non-U.S. effective tax rates	(345)	(245)	(184)
U.S. tax benefit for manufacturing	(158)	(31)	(63)
Impact of changes to uncertain tax positions	(88)	—	—
Non-deductible expenses	42	27	10
U.S. R&D tax credit	—	(58)	(54)
Other	48	(8)	21
Total provision for income taxes	$176	$719	$1,323

The total provision for 2012 in the reconciliation above includes $252 million of discrete tax benefits primarily for additional U.S. tax benefits for manufacturing related to the years 2000 through 2011.

The primary components of deferred income tax assets and liabilities were as follows:

	December 31,
	2012	2011
Deferred income tax assets:
Inventories and related reserves	$734	$913
Deferred loss and tax credit carryforwards	382	400
Stock-based compensation	366	357
Postretirement benefit costs recognized in AOCI	357	431
Accrued expenses	331	322
Other	209	122
	2,379	2,545
Less valuation allowance	(221)	(178)
	2,158	2,367
Deferred income tax liabilities:
Acquisition-related intangibles and fair-value adjustments	(921)	(1,030)
Accrued retirement costs (defined benefit and retiree health care)	(243)	(180)
Property, plant and equipment	(131)	(141)
International earnings	(102)	(92)
Other	(11)	(36)
	(1,408)	(1,479)
Net deferred income tax asset	$750	$888

The deferred income tax assets and liabilities based on tax jurisdictions are presented on the Consolidated balance sheets as follows:

	December 31,
	2012	2011
Current deferred income tax assets	$1,044	$1,174
Noncurrent deferred income tax assets	280	321
Current deferred income tax liabilities	(2)	—
Noncurrent deferred income tax liabilities	(572)	(607)
Net deferred income tax asset	$750	$888

We make an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. In 2012, we recognized a net increase of $43 million in our valuation allowance. This increase was due to valuation allowances on unutilized tax credits. While the net deferred tax assets of $2.16 billion at December 31, 2012, are not assured of realization, our assessment is that a valuation allowance is not required on this balance. This assessment is based on our evaluation of relevant criteria including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, taxable income in prior carryback years and expectations for future taxable income.

We have U.S. and non-U.S. tax loss carryforwards of approximately $175 million, none of which will expire before the year 2023.

A provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from these subsidiaries are expected to result in additional tax liability. The remaining undistributed earnings (approximately $5.54 billion at December 31, 2012) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. The indefinitely reinvested earnings of our non-U.S. subsidiaries are primarily invested in tangible assets such as inventory and property, plant and equipment. Determination of the amount of unrecognized deferred income tax liability is not practical because of the complexities associated with its hypothetical calculation.

Cash payments made for income taxes, net of refunds, were $171 million, $902 million and $1.47 billion for the years ended December 31, 2012, 2011 and 2010, respectively.

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

The changes in the total amounts of uncertain tax positions are summarized as follows:

	2012	2011	2010
Balance, January 1	$210	$103	$56
Additions based on tax positions related to the current year	12	15	12
Additions from the acquisition of National	—	132	—
Additions for tax positions of prior years	45	3	50
Reductions for tax positions of prior years	(92)	(39)	(12)
Settlements with tax authorities	39	(4)	(3)
Expiration of the statute of limitations for assessing taxes	(30)	—	—
Balance, December 31	$184	$210	$103

Interest income (expense) recognized in the year ended December 31	$32	$1	$(2)

Interest receivable (payable) as of December 31	$8	$(3)	$5

The liability for uncertain tax positions is a component of Deferred credits and other liabilities on our December 31, 2012, balance sheet. The interest receivable is a component of Other assets on our December 31, 2012, balance sheet.

Within the $184 million liability for uncertain tax positions as of December 31, 2012, are positions totaling $159 million that, if recognized, would impact the tax rate. If these tax liabilities are ultimately realized, $78 million of existing deferred tax assets would also be realized, primarily related to refunds from counterparty jurisdictions resulting from procedures for relief from double taxation. Regarding the $184 million liability:

•
About $60 million of the liability represents uncertain tax positions for tax years in jurisdictions in which audit assessments have not been made. The liability is primarily related to transfer pricing issues for which procedures for relief from double taxation will mitigate the tax rate impact of any difference between the actual tax assessments and our estimates. The increase in the liability for transfer pricing issues for the next 12 months is expected to be about $10 million.

•
About $30 million of the liability represents audit assessments subject to ongoing procedures for relief from double taxation. Settlement of the $30 million is subject to timely completion of the tax treaty processes and may be settled within the next 12 months. Settlement would not have a significant tax rate impact, as the tax rates of the counterparty jurisdictions are similar.

•
The balance of the liability represents tax adjustments that are known and currently before the tax authorities or otherwise identified by the company as adjustments to filed returns. Settlement of these matters at the known amounts will not have any additional tax rate impact. Based on the expected settlement dates of various income tax examinations, the anticipated reduction in these uncertain tax positions during the next 12 months could range between about $30 million and $60 million.

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

As of December 31, 2012, the statute of limitations remains open for U.S. federal tax returns for 2000 and following years. Audit activities related to our U.S. federal tax returns through 2008 have been completed except for certain pending tax treaty procedures for relief from double taxation. These procedures pertain to U.S. federal tax returns for the years 2003 through 2008. U.S. federal tax returns for National are currently under audit for tax years through fiscal year 2012.

In non-U.S. jurisdictions, the years open to audit represent the years still open under the statute of limitations. With respect to major jurisdictions outside the U.S., our subsidiaries are no longer subject to income tax audits for years before 2005.

8. Financial instruments and risk concentration
Financial instruments
We hold derivative financial instruments such as forward foreign currency exchange contracts and interest rate swaps, the fair value of which was not material as of December 31, 2012. Our forward foreign currency exchange contracts outstanding as of December 31, 2012, had a notional value of $305 million to hedge our non-U.S. dollar net balance sheet exposures, including $140 million to sell Japanese yen, $26 million to sell Chinese yuan and $26 million to sell British pound sterling.

Our investments in cash equivalents, short-term investments and certain long-term investments, as well as our postretirement plan assets and deferred compensation liabilities are carried at fair value, which is described in Note 9. The carrying values for other current financial assets and liabilities, such as accounts receivable and accounts payable, approximate fair value due to the short maturity of such instruments. The carrying value of our long-term debt approximates the fair value as measured using broker-dealer quotes, which are Level 2 inputs. See Note 9 for the definition of Level 2 inputs.

Risk concentration
Financial instruments that could subject us to concentrations of credit risk are primarily cash, cash equivalents, short-term investments and accounts receivable. To manage our credit risk exposure, we place cash investments in investment-grade debt securities and limit the amount of credit exposure to any one issuer. We also limit counterparties on financial derivative contracts to financial institutions with investment-grade ratings.

Concentrations of credit risk with respect to accounts receivable are limited due to our large number of customers and their dispersion across different industries and geographic areas. We maintain allowances for expected returns, disputes, adjustments, incentives and collectability. These allowances are deducted from accounts receivable on our Consolidated balance sheets.

Details of these Accounts receivable allowances are as follows:

Accounts receivable allowances	Balance at Beginning of Year	Additions Charged (Credited) to Operating Results	Recoveries and Write-offs, Net	Balance at End of Year
2012	$19	$12	$—	$31
2011	18	1	—	19
2010	23	(4)	(1)	18

9. Valuation of debt and equity investments and certain liabilities
Debt and equity investments
We classify our investments as available for sale, trading, equity method or cost method. Most of our investments are classified as available for sale.

Available-for-sale and trading securities are stated at fair value, which is generally based on market prices, broker quotes or, when necessary, financial models (see fair-value discussion below). Unrealized gains and losses on available-for-sale securities are recorded as an increase or decrease, net of taxes, in AOCI on our Consolidated balance sheets. We record other-than-temporary impairments on available-for-sale securities in OI&E in our Consolidated statements of income.

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

Our other investments are not measured at fair value but are accounted for using either the equity method or cost method. These investments consist of interests in venture capital funds and other non-marketable equity securities. Gains and losses from equity-method investments are reflected in OI&E based on our ownership share of the investee’s financial results. Gains and losses on cost-method investments are recorded in OI&E when realized or when an impairment of the investment’s value is warranted based on our assessment of the recoverability of each investment.

Details of our investments and related unrealized gains and losses included in AOCI are as follows:

	December 31, 2012			December 31, 2011
	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Measured at fair value:
Available-for-sale securities
Money market funds	$211	$—	$—	$55	$—	$—
Corporate obligations	188	325	—	135	159	—
U.S. Government agency and Treasury securities	795	2,224	—	430	1,691	—
Auction-rate securities	—	—	—	—	—	41

Trading securities
Auction-rate securities	—	—	—	—	93	—
Mutual funds	—	—	159	—	—	169
Total	1,194	2,549	159	620	1,943	210

Other measurement basis:
Equity-method investments	—	—	34	—	—	32
Cost-method investments	—	—	22	—	—	23
Cash on hand	222	—	—	372	—	—
Total	$1,416	$2,549	$215	$992	$1,943	$265

Amounts included in AOCI from available-for-sale securities:
Unrealized gains (pre-tax)	$—	$—	$—	$—	$—	$—
Unrealized losses (pre-tax)	$—	$—	$—	$—	$—	$5

At December 31, 2012, we had no significant unrealized losses associated with our available-for-sale investments. We have determined that our remaining available-for-sale investments with unrealized losses are not other-than-temporarily impaired as we expect to recover the entire cost basis of these securities. We do not intend to sell these investments, nor do we expect to be required to sell these investments, before a recovery of the cost basis. We did not recognize any credit losses related to available-for-sale investments for the years ended December 31, 2012 and 2011. During the third quarter of 2012, we sold all of our remaining investments in auction-rate securities.

For the years ended December 31, 2012, 2011 and 2010, the proceeds from sales, redemptions and maturities of short-term available-for-sale investments were $2.20 billion, $3.55 billion and $2.56 billion, respectively. Gross realized gains and losses from these sales were not significant.

The following table presents the aggregate maturities of investments in debt securities classified as available for sale at
December 31, 2012:

Due	Fair Value
One year or less	$3,343
One to three years	400

Gross realized gains and losses from sales of long-term investments were not significant for 2012, 2011 or 2010. Other-than-temporary declines and impairments in the values of these investments recognized in OI&E were $7 million, $2 million and $1 million in 2012, 2011 and 2010, respectively.

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
Level 2 –
Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Our Level 2 assets consist of corporate obligations and some U.S. government agency and Treasury securities. We utilize a third-party data service to provide Level 2 valuations, verifying these valuations for reasonableness relative to unadjusted quotes obtained from brokers or dealers based on observable prices for similar assets in active markets.

Level 3 –
Uses inputs that are unobservable, supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models that utilize management estimates of market participant assumptions.

The following are our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2012 and 2011. These tables do not include cash on hand, assets held by our postretirement plans, or assets and liabilities that are measured at historical cost or any basis other than fair value.

	Fair Value December 31, 2012	Level 1	Level 2	Level 3
Assets
Money market funds	$211	$211	$—	$—
Corporate obligations	513	—	513	—
U.S. Government agency and Treasury securities	3,019	1,145	1,874	—
Mutual funds	159	159	—	—
Total assets	$3,902	$1,515	$2,387	$—

Liabilities
Deferred compensation	$174	$174	$—	$—
Total liabilities	$174	$174	$—	$—

	Fair Value December 31, 2011	Level 1	Level 2	Level 3
Assets
Money market funds	$55	$55	$—	$—
Corporate obligations	294	—	294	—
U.S. Government agency and Treasury securities	2,121	606	1,515	—
Auction-rate securities	134	—	—	134
Mutual funds	169	169	—	—
Total assets	$2,773	$830	$1,809	$134

Liabilities
Deferred compensation	$191	$191	$—	$—
Total liabilities	$191	$191	$—	$—

The following table summarizes the change in the fair values for Level 3 assets and liabilities for the years ended December 31, 2012 and 2011.

	Level 3
	Auction-rate Securities	Contingent Consideration
Balance, December 31, 2010	$257	$8
Change in fair value of contingent consideration – included in operating profit	—	(8)
Change in unrealized loss – included in AOCI	(1)	—
Redemptions and sales	(122)	—
Balance, December 31, 2011	134	—
Change in unrealized loss – included in AOCI	13	—
Redemptions	(84)	—
Sales	(63)	—
Balance, December 31, 2012	$—	$—

10. Goodwill and acquisition-related intangibles
The following table summarizes the changes in goodwill by segment for the years ended December 31, 2012 and 2011.

	Analog	Embedded Processing	Wireless	Other	Total
Goodwill, December 31, 2010	$630	$172	$90	$32	$924
Additions from acquisitions	3,528	—	—	—	3,528
Goodwill, December 31, 2011	4,158	172	90	32	4,452

Impairment	—	—	(90)	—	(90)
Goodwill, December 31, 2012	$4,158	$172	$—	$32	$4,362

We performed our annual goodwill impairment test as of October 1, 2012, and determined the fair value of each of our reporting units was in excess of its carrying value. Determination of fair value was based upon management estimates and judgment, using unobservable inputs in discounted cash flow models to calculate the fair value of each reporting unit. These unobservable inputs are considered Level 3 measurements.

In November 2012, as a result of unsuccessful efforts to divest certain product lines in the Wireless business and the subsequent decision to restructure and wind down those product lines, we reassessed the recoverability of the goodwill associated with the Wireless segment. We determined its fair value, using a discounted cash flow analysis, was less than the carrying amount and, therefore, performed the required second step of the impairment analysis to determine the amount of the impairment charge. We deducted the fair value of the Wireless segment from the total of the estimated fair values of the segment's identifiable assets and liabilities, including intangible assets with no carrying value. This calculation resulted in an implied negative fair value of goodwill. As a result, we recognized a non-cash, non-tax deductible impairment charge of $90 million for all the associated goodwill of this segment. We recognized this impairment in Restructuring charges/other in the Consolidated statements of income, as discussed in Note 3. There was no impairment of goodwill during 2011 or 2010.

The addition to Analog goodwill in 2011 was from the National acquisition. We also recognized other intangible assets associated with this acquisition of $2.96 billion, primarily for developed technology and customer relationships. In 2012, we had no additional intangible assets from an acquisition. The components of acquisition-related intangible assets as of December 31, 2012 and 2011, are as follows:

		December 31, 2012			December 31, 2011
	Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Acquisition-related intangibles:
Developed technology	4 - 10	$2,145	$312	$1,833	$2,089	$91	$1,998
Customer relationships	5 - 8	821	137	684	822	34	788
Other intangibles	2 - 7	46	36	10	50	29	21
In-process R&D	(a)	31	n/a	31	93	n/a	93
Total		$3,043	$485	$2,558	$3,054	$154	$2,900
(a) In-process R&D is not amortized until the associated project has been completed. Alternatively, if the associated project is determined not to be viable, it will be expensed.

Amortization of acquisition-related intangibles was $342 million, $111 million and $48 million for 2012, 2011 and 2010, respectively, primarily related to developed technology. Amortization expenses related to the National acquisition were $325 million and $87 million for 2012 and 2011, respectively. Future estimated amortization of acquisition-related intangibles for the years ended December 31 is as follows:

2013	$335
2014	321
2015	319
2016	319
2017	318
Thereafter	946

11. Postretirement benefit plans
Plan descriptions
We have various employee retirement plans including defined benefit, defined contribution and retiree health care benefit plans. For qualifying employees, we offer deferred compensation arrangements. As a part of the National acquisition, we assumed the assets and liabilities of its defined benefit plans, primarily those associated with the United Kingdom and Germany.

U.S. retirement plans:
Our principal retirement plans in the U.S. are qualified and non-qualified defined benefit pension plans (all of which were closed to new participants after November 1997), a defined contribution plan and an enhanced defined contribution plan. The defined benefit pension plans include employees still accruing benefits as well as employees and participants who no longer accrue service-related benefits, but instead, may participate in the enhanced defined contribution plan.

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

At December 31, 2012 and 2011, as a result of employees’ elections, TI’s U.S. defined contribution plans held shares of TI common stock totaling 20 million shares and 22 million shares valued at $610 million and $639 million, respectively. Dividends paid on these shares for 2012 and 2011 were $16 million and $13 million, respectively.

Our aggregate expense for the U.S. defined contribution plans was $70 million in 2012, $55 million in 2011 and $50 million in 2010.

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

As of December 31, 2012 and 2011, as a result of employees’ elections, TI’s non-U.S. defined contribution plans held TI common stock valued at $13 million and $12 million, respectively. Dividends paid on these shares of TI common stock for 2012 and 2011 were not material.

Effect on the statements of income and balance sheets
Expense related to defined benefit and retiree health care benefit plans was as follows:

	U.S. Defined Benefit			U.S. Retiree Health Care			Non-U.S. Defined Benefit
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Service cost	$24	$22	$20	$5	$4	$4	$45	$41	$37
Interest cost	44	46	45	25	25	26	75	69	62
Expected return on plan assets	(50)	(45)	(49)	(23)	(21)	(23)	(78)	(83)	(73)
Amortization of prior service cost (credit)	1	1	1	3	2	2	(4)	(4)	(3)
Recognized net actuarial loss	16	23	22	13	13	12	41	40	30
Net periodic benefit costs	35	47	39	23	23	21	79	63	53

Settlement charges (a) (b)	—	—	37	—	—	—	193	—	—
Curtailment charges (credits)	—	—	—	(1)	5	—	—	2	—
Special termination benefit charges (credits) (b)	(1)	4	—	—	—	—	(337)	—	—
Total, including charges	$34	$51	$76	$22	$28	$21	$(65)	$65	$53
(a) Includes restructuring and non-restructuring-related settlement charges.
(b) In Japan, we maintain employee pension fund plans (EPFs) pursuant to the Japanese Welfare Pension Insurance Law(JWPIL). An EPF consists of two portions: a substitutional portion based on JWPIL-determined minimum old-age pension benefits similar to Social Security benefits in the United States; and a corporate portion established at the discretion of each employer. Employers and employees are exempt from contributing to the Japanese Pension Insurance (JPI) if the substitutional portion is funded by an EPF.

The JWPIL was amended to permit each EPF to separate the substitutional portion and transfer those obligations and related assets to the government of Japan. After such a transfer, the employer is required to contribute periodically to JPI, and the government of Japan is responsible for future benefit payments relating to the substitutional portion.

During the third quarter of 2012, our EPF received final approval for such a separation and transferred the obligations and assets of its substitutional portion to the government of Japan. On a pre-tax basis, this resulted in a net gain of

$144 million recorded in Restructuring charges/other on our Consolidated statements of income and included in Other. This net gain of $144 million consisted of two parts - a gain of $337 million, representing the difference between the fair values of the obligations settled ($533 million) and the assets transferred from the pension trust to the government of Japan ($196 million), offset by a settlement loss of $193 million related to the recognition of previously unrecognized actuarial losses included in AOCI.

For the U.S. qualified pension and retiree health care plans, the expected return on the plan assets component of net periodic benefit cost is based upon a market-related value of assets. In accordance with U.S. GAAP, the market-related value of assets is adjusted by a smoothing technique whereby certain gains and losses are phased in over a period of three years.

Changes in the benefit obligations and plan assets for the defined benefit and retiree health care benefit plans were as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit
	2012	2011	2012	2011	2012	2011
Change in plan benefit obligation:
Benefit obligation at beginning of year	$959	$880	$521	$473	$2,748	$2,217
Service cost	24	22	5	4	45	41
Interest cost	44	46	25	25	75	69
Participant contributions	—	—	17	18	1	1
Benefits paid	(45)	(52)	(47)	(43)	(83)	(72)
Medicare subsidy	—	—	5	4	—	—
Actuarial (gain) loss	116	61	(17)	19	222	91
Settlements	—	—	—	—	(533)	(1)
Curtailments	1	(2)	(1)	4	—	(3)
Assumed with National acquisition	—	—	—	—	—	301
Special termination benefit charges (credits)	(1)	4	—	—	—	—
Plan amendments	—	—	1	17	—	—
Effects of exchange rate changes	—	—	—	—	(61)	104
Benefit obligation at end of year (BO)	$1,098	$959	$509	$521	$2,414	$2,748

Change in plan assets:
Fair value of plan assets at beginning of year	$914	$833	$431	$404	$2,211	$1,835
Actual return on plan assets	95	106	37	6	207	53
Employer contributions (funding of qualified plans)	104	25	78	46	134	72
Employer contributions (payments for non-qualified plans)	3	2	—	—	—	—
Participant contributions	—	—	17	18	1	1
Assumed with National acquisition	—	—	—	—	—	235
Benefits paid	(45)	(52)	(46)	(43)	(83)	(72)
Settlements	—	—	—	—	(196)	(1)
Effects of exchange rate changes	—	—	—	—	(56)	88
Fair value of plan assets at end of year (FVPA)	$1,071	$914	$517	$431	$2,218	$2,211

Funded status (FVPA – BO) at end of year	$(27)	$(45)	$8	$(90)	$(196)	$(537)

Amounts recognized on the balance sheet as of December 31, 2012, were as follows:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	$34	$12	$22	$68
Accrued expenses and other liabilities	(8)	—	(6)	(14)
Underfunded retirement plans	(53)	(4)	(212)	(269)
Funded status (FVPA – BO) at end of year	$(27)	$8	$(196)	$(215)

Amounts recognized on the balance sheet as of December 31, 2011, were as follows:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	$11	$—	$29	$40
Accrued expenses and other liabilities	(2)	—	(9)	(11)
Underfunded retirement plans	(54)	(90)	(557)	(701)
Funded status (FVPA – BO) at end of year	$(45)	$(90)	$(537)	$(672)

Contributions to the plans meet or exceed all minimum funding requirements. We expect to contribute about $100 million to our retirement benefit plans in 2013. The amounts shown for underfunded U.S. defined benefit plans were for non-qualified pension plans. Because contributions to those non-qualified plans are not tax deductible until the benefit is actually paid to the employee, we do not fund them. As of December 31, 2012 and 2011, the unfunded benefit obligations of those non-qualified plans were $61 million and $56 million, respectively.

Accumulated benefit obligations, which represent the benefit obligations excluding the impact of future salary increases, were $1.01 billion and $875 million at year-end 2012 and 2011, respectively, for the U.S. defined benefit plans, and $2.23 billion and $2.54 billion at year-end 2012 and 2011, respectively, for the non-U.S. defined benefit plans.

The amounts recorded in AOCI for the years ended December 31, 2012 and 2011, are detailed below by plan type:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit		Total
	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost
AOCI balance, December 31, 2011, net of taxes	$140	$—	$140	$14	$500	$(23)	$780	$(9)
Changes in AOCI by category in 2012:
Annual adjustments	72	—	(31)	1	68	2	109	3
Reclassification of recognized transactions	(16)	(1)	(13)	(3)	(234)	4	(263)	—
Less tax expense (benefit)	(20)	—	16	1	79	(2)	75	(1)
Total change to AOCI in 2012	36	(1)	(28)	(1)	(87)	4	(79)	2
AOCI balance, December 31, 2012, net of taxes	$176	$(1)	$112	$13	$413	$(19)	$701	$(7)

The estimated amounts of net actuarial loss and unrecognized prior service cost (credit) included in AOCI as of December 31, 2012, that are expected to be amortized into net periodic benefit cost over the next fiscal year are: $23 million and $1 million for the U.S. defined benefit plans; $11 million and $4 million for the U.S. retiree health care plan; and $39 million and ($4) million for the non-U.S. defined benefit plans.

Information on plan assets
We report and measure the plan assets of our defined benefit pension and other postretirement plans at fair value. The tables below set forth the fair value of our plan assets as of December 31, 2012 and 2011, using the same three-level hierarchy of fair-value inputs described in Note 9.

	Fair Value December 31, 2012	Level 1	Level 2	Level 3
Assets of U.S. defined benefit plan
Money market collective trusts	$119	$—	$119	$—
U.S. Government agency and Treasury securities	247	—	247	—
U.S. bond funds	368	—	368	—
U.S. equity funds and option collars	219	—	219	—
International equity funds	81	—	81	—
Limited partnerships	37	—	—	37
Total	$1,071	$—	$1,034	$37

Assets of U.S. retiree health care plan
Money market collective trusts	$49	$—	$49	$—
U.S. bond funds	205	205	—	—
U.S. equity funds and option collars	197	46	151	—
International equity funds	66	—	66	—
Total	$517	$251	$266	$—

Assets of non-U.S. defined benefit plans
Cash and money market collective trusts	$133	$88	$45	$—
Local market bond funds	942	183	759	—
International/global bond funds	343	19	324	—
Local market equity funds	204	20	184	—
International/global equity funds	564	—	564	—
Other investments	32	—	13	19
Total	$2,218	$310	$1,889	$19

	Fair Value December 31, 2011	Level 1	Level 2	Level 3
Assets of U.S. defined benefit plan
Money market collective trusts	$23	$—	$23	$—
U.S. Government agency and Treasury securities	266	244	22	—
U.S. bond funds	309	—	309	—
U.S. equity funds and option collars	229	—	229	—
International equity funds	52	—	52	—
Limited partnerships	35	—	—	35
Total	$914	$244	$635	$35

Assets of U.S. retiree health care plan
Money market collective trusts	$50	$—	$50	$—
U.S. bond funds	175	175	—	—
U.S. equity funds and option collars	159	40	119	—
International equity funds	47	—	47	—
Total	$431	$215	$216	$—

Assets of non-U.S. defined benefit plans
Cash and money market collective trusts	$50	$41	$9	$—
Local market bond funds	1,129	209	920	—
International/global bond funds	335	3	332	—
Local market equity funds	133	13	120	—
International/global equity funds	521	136	385	—
Other investments	43	—	25	18
Total	$2,211	$402	$1,791	$18

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

The only Level 3 assets in our worldwide benefit plans are certain private equity limited partnerships in our U.S. pension plan and diversified hedge and property funds in a non-U.S. pension plan. These investments are valued using inputs from the fund managers and internal models. The following table summarizes the change in the fair values for Level 3 plan assets for the years ending December 31, 2012 and 2011:

	Level 3 Plan Assets
	U.S. Defined Benefit	Non-U.S. Defined Benefit
Balance, December 31, 2010	$34	$51
Redemptions	—	(51)
Unrealized gain	1	—
Assumed with National acquisition	—	18
Balance, December 31, 2011	35	18
Redemptions	(2)	—
Unrealized gain	4	1
Balance, December 31, 2012	$37	$19

Assumptions and investment policies

	Defined Benefit		U.S. Retiree Health Care
	2012	2011	2012	2011
Weighted average assumptions used to determine benefit obligations:
U.S. discount rate	4.16%	4.92%	3.97%	4.89%
Non-U.S. discount rate	2.80%	2.89%

U.S. average long-term pay progression	3.50%	3.50%
Non-U.S. average long-term pay progression	3.10%	3.18%

Weighted average assumptions used to determine net periodic benefit cost:
U.S. discount rate	4.92%	5.58%	4.86%	5.48%
Non-U.S. discount rate	2.88%	2.79%

U.S. long-term rate of return on plan assets	6.00%	6.25%	5.50%	5.50%
Non-U.S. long-term rate of return on plan assets	3.83%	4.17%

U.S. average long-term pay progression	3.50%	3.40%
Non-U.S. average long-term pay progression	3.17%	3.24%

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

Weighted average asset allocations as of December 31, are as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit
Asset category	2012	2011	2012	2011	2012	2011
Equity securities	31%	35%	51%	48%	36%	32%
Fixed income securities	58%	63%	40%	41%	58%	66%
Cash equivalents	11%	2%	9%	11%	6%	2%

The plans are slightly outside their target allocation ranges due to cash funding late in the year. None of the plan assets related to the defined benefit pension plans and retiree health care benefit plan are directly invested in TI common stock. As of December 31, 2012, we do not expect to return any of the plans’ assets to TI in the next 12 months.

The following table shows the benefits we expect to pay to participants from the plans in the next ten years. Almost all of the payments will be made from plan assets and not from company assets.

	U.S. Defined Benefit	U.S. Retiree Health Care	Medicare Subsidy	Non-U.S. Defined Benefit
2013	$197	$34	$(4)	$80
2014	102	35	(4)	81
2015	111	37	(4)	87
2016	113	38	(5)	91
2017	111	39	(5)	94
2018-2022	495	193	(16)	535

Assumed health care cost trend rates for the U.S. retiree health care plan at December 31 are as follows:

	2012	2011
Assumed health care cost trend rate for next year	7.0%	9.0%
Ultimate trend rate	5.0%	5.0%
Year in which ultimate trend rate is reached	2018	2017

A one percentage point increase or decrease in health care cost trend rates over all future periods would have increased or decreased the accumulated postretirement benefit obligation for the U.S. retiree health care plan at December 31, 2012, by $26 million or $22 million, respectively. The service cost and interest cost components of 2012 plan expense would have increased or decreased by $2 million.

Deferred compensation arrangements
We have a deferred compensation plan that allows U.S. employees whose base salary and management responsibility exceed a certain level to defer receipt of a portion of their cash compensation. Payments under this plan are made based on the participant’s distribution election and plan balance. Participants can earn a return on their deferred compensation based on notional investments in the same investment funds that are offered in our defined contribution plans.

As of December 31, 2012, our liability to participants of the deferred compensation plan was $139 million and is recorded in Deferred credits and other liabilities on our Consolidated balance sheets. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. Except as described in the next paragraph, no assets are held in trust for the deferred compensation plan and so we remain liable to the participants. To serve as an economic hedge against changes in fair values of this liability, we invest in similar mutual funds that are recorded in Long-term investments. We record changes in the fair value of the liability and the related investment in SG&A as discussed in Note 9.

In connection with the National acquisition, we assumed its deferred compensation plan. As of December 31, 2012, this consisted of $35 million of obligations and matching assets held in a Rabbi trust. No further contributions will be made to this plan.

12. Debt and lines of credit
Short-term borrowings
We maintain a line of credit to support commercial paper borrowings, if any, and to provide additional liquidity through bank loans. As of December 31, 2012, we have a five-year variable-rate revolving credit facility from a consortium of investment-grade banks that allows us to borrow up to $2 billion through March 2017. The interest rate on borrowings under this credit facility, if drawn, is indexed to the applicable London Interbank Offered Rate (LIBOR). As of December 31, 2012, we have no commercial paper outstanding, having repaid $1 billion on a cumulative basis in 2012.

Long-term debt
In August 2012, we issued an aggregate principal amount of $1.5 billion of fixed-rate long-term debt, with $750 million due in 2015 and $750 million due in 2019. The proceeds of the offering were $1.492 billion, net of the original issuance discount. We also incurred $7 million of issuance costs that are included in Other assets and are being amortized to Interest and debt expense over the term of the debt.

In May 2011, we issued fixed- and floating-rate long-term debt to help fund the National acquisition. The proceeds of the offering were $3.497 billion, net of the original issuance discount. We also incurred $12 million of issuance costs that are included in Other assets and are being amortized to Interest and debt expense over the term of the debt.

We also have an interest rate swap agreement related to the $1 billion floating-rate debt due 2013. Under this agreement, we will receive variable payments based on three-month LIBOR rates and pay a fixed rate through May 15, 2013. Changes in the cash flows of the interest rate swap are expected to exactly offset the changes in cash flows attributable to fluctuations in the three-month LIBOR-based interest payments. We have designated this interest rate swap as a cash flow hedge and record changes in its fair value in AOCI. As of December 31, 2012, the fair value of the swap agreement is a $2 million liability. The net effect of this swap is to convert the $1 billion floating-rate debt to a fixed-rate obligation bearing a rate of 0.922 percent.

At the acquisition date, we assumed $1 billion of outstanding National debt with a fair value of $1.105 billion. The excess of the fair value over the stated value is amortized as a reduction of Interest and debt expense over the term of the related debt. In 2012 and 2011, we amortized $26 million and $9 million, respectively. During 2012, we repaid $375 million of this debt.

Total long-term debt outstanding as of December 31, 2012 and 2011 is as follows:

	December 31,
	2012	2011
Notes due 2012 at 6.15% (assumed with National acquisition)	$—	$375
Floating-rate notes due 2013 (swapped to a 0.922% fixed rate)	1,000	1,000
Notes due 2013 at 0.875%	500	500
Notes due 2014 at 1.375%	1,000	1,000
Notes due 2015 at 3.95% (assumed with National acquisition)	250	250
Notes due 2015 at 0.45%	750	—
Notes due 2016 at 2.375%	1,000	1,000
Notes due 2017 at 6.60% (assumed with National acquisition)	375	375
Notes due 2019 at 1.65%	750	—
	5,625	4,500

Add net unamortized premium	61	93
Less current portion of long-term debt	(1,500)	(382)
Total long-term debt	$4,186	$4,211

Interest and debt expense was $85 million in 2012 and $42 million in 2011. This was net of the amortization of the debt premium and other debt issuance costs. Cash payments for interest on long-term debt were $97 million in 2012 and $54 million in 2011. Capitalized interest was not material.

13. Commitments and contingencies
Operating leases
We conduct certain operations in leased facilities and also lease a portion of our data processing and other equipment. In addition, certain long-term supply agreements to purchase industrial gases are accounted for as operating leases. Lease agreements frequently include purchase and renewal provisions and require us to pay taxes, insurance and maintenance costs. Rental and lease expense incurred was $124 million, $109 million and $100 million in 2012, 2011 and 2010, respectively.

Capitalized software licenses
We have licenses for certain internal-use electronic design automation software that we account for as capital leases. The related liabilities are apportioned between Accounts payable and Deferred credits and other liabilities on our Consolidated balance sheets, depending on the contractual timing of payments.

Purchase commitments
Some of our purchase commitments entered in the ordinary course of business provide for minimum payments. At December 31, 2012, we had committed to make the following minimum payments under our non-cancellable operating leases, capitalized software licenses and purchase commitments:

	Operating Leases	Capitalized Software Licenses	Purchase Commitments
2013	$102	$46	$77
2014	77	33	54
2015	66	14	25
2016	49	—	18
2017	32	—	10
Thereafter	80	—	22

Indemnification guarantees
We routinely sell products with an intellectual property indemnification included in the terms of sale. Historically, we have had only minimal, infrequent losses associated with these indemnities. Consequently, we cannot reasonably estimate or accrue for any future liabilities that may result.

Warranty costs/product liabilities
We accrue for known product-related claims if a loss is probable and can be reasonably estimated. During the periods presented, there have been no material accruals or payments regarding product warranty or product liability. Historically, we have experienced a low rate of payments on product claims. Although we cannot predict the likelihood or amount of any future claims, we do not believe they will have a material adverse effect on our financial condition, results of operations or liquidity. Consistent with general industry practice, we enter into formal contracts with certain customers that include negotiated warranty remedies. Typically, under these agreements our warranty for semiconductor products includes three years of coverage; an obligation to repair, replace or refund; and a maximum payment obligation tied to the price paid for our products. In some cases, product claims may exceed the price of our products.

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

Discontinued operations indemnity
In connection with the 2006 sale of the former Sensors & Controls (S&C) business, we have agreed to indemnify Sensata Technologies, Inc., for specified litigation matters and certain liabilities, including environmental liabilities. In a settlement with a third party, we have agreed to indemnify that party for certain events relating to S&C products, which events we consider remote. We believe our total remaining potential exposure from both of these indemnities will not exceed $200 million. As of December 31, 2012, we believe future payments related to these indemnity obligations will not have a material effect on our financial condition, results of operations or liquidity.

14. Stockholders’ equity
We are authorized to issue 10,000,000 shares of preferred stock. No preferred stock is currently outstanding.

Treasury shares acquired in connection with the board-authorized stock repurchase program in 2012, 2011 and 2010 were 59,757,780 shares, 59,466,168 shares and 93,522,896 shares, respectively. As of December 31, 2012, $3.9 billion of stock repurchase authorizations remain, and no expiration date has been specified.

15. Supplemental financial information
Other income (expense) net

	2012	2011	2010
Interest income	$8	$11	$13
Net gains on investments	18	6	11
Tax interest (expense)	32	1	(2)
Other (a)	(11)	(13)	15
Total	$47	$5	$37
(a) Includes lease income of approximately $15 million per year, primarily from the purchaser of a former business. As of December 31, 2012, the aggregate amount of non-cancellable future lease payments to be received from these leases is $66 million. These leases contain renewal options. Other also includes miscellaneous non-operational items such as realized gains and losses associated with former equity investments; gains and losses related to former businesses, including settlements in 2012 and 2011; gains and losses from currency exchange rate changes; and gains and losses from our derivative financial instruments, primarily forward foreign currency exchange contracts.

Property, plant and equipment at cost

	Depreciable Lives (Years)	December 31,
		2012	2011
Land	—	$189	$188
Buildings and improvements	5-40	3,006	2,998
Machinery and equipment	3-10	3,696	3,947
Total		$6,891	$7,133

Authorizations for property, plant and equipment expenditures in future years were $234 million at December 31, 2012.

Accrued expenses and other liabilities

	December 31,
	2012	2011
Customer incentive programs and allowances	$213	$190
Severance and related expenses	217	140
Property and other non-income taxes	127	98
Other	324	367
Total	$881	$795

Accumulated other comprehensive income (loss), net of taxes

	December 31,
	2012	2011
Unrealized losses on available-for-sale investments	$—	$(3)
Postretirement benefit plans:
Net actuarial loss	(701)	(780)
Net prior service credit	7	9
Cash flow hedge derivative	(5)	(2)
Total	$(699)	$(776)

16. Segment and geographic area data
Reportable segments
The information presented in our Notes to financial statements is based on our segment structure existing as of December 31, 2012. This structure is comprised of three reportable segments: Analog, Embedded Processing and Wireless. These reportable segments represent groups of similar products that are combined on the basis of similar design and development requirements, product characteristics, manufacturing processes and distribution channels. A summary of each reportable segment follows:

•
Analog – Analog semiconductors change real-world signals - such as sound, temperature, pressure or images - by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as digital signal processors (DSPs). Analog semiconductors are also used to manage power in every electronic device, whether plugged into a wall or running off of a battery. Analog includes the following major product lines: HVAL, Power, HPA and SVA.

•
Embedded Processing – Our Embedded Processing products include our DSPs and microcontrollers. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Microcontrollers are designed to control a set of specific tasks for electronic equipment. We make and sell catalog Embedded Processing products used in many different applications and application-specific Embedded Processing products used in specific applications, such as communications infrastructure equipment and automotive.

•
Wireless – Our Wireless products consist of OMAP applications processors, connectivity products and baseband products. We concentrated our Wireless investments on OMAP applications processors and connectivity products for the smartphone and consumer tablet markets.

As previously announced, the Wireless segment will be eliminated due to the decision to wind down certain of its product lines. As a result, we will restructure our reportable segments beginning January 1, 2013, and we will report our first quarter of 2013 financial results accordingly. Financial results for Wireless products for the smartphone and consumer tablet markets will be included in Other. Financial results for Wireless products that address embedded applications, a strategic focus for the company, will be reported in the Embedded Processing segment.

Other
Other includes other operating segments that neither meet the quantitative thresholds for individually reportable segments nor are they aggregated with other operating segments. These operating segments primarily include our smaller semiconductor product lines such as DLP® products (primarily used in projectors to create high-definition images), custom semiconductors known as application-specific integrated circuits (ASICs) and calculators.

Other also includes royalties received for our patented technology that we license to other electronics companies and revenue from transitional supply agreements related to acquisitions and divestitures. Other may also include certain unallocated income and expenses such as gains and losses on sales of assets; sales tax refunds; and certain litigation costs, settlements or reserves. Except for these few unallocated items, we allocate all of our expenses associated with corporate activities to our operating segments based on specific methodologies, such as percentage of operating expenses or headcount.

Acquisition-related charges related to National are also recorded in Other in 2012 and 2011, as detailed in Note 2.

Restructuring charges related to the 2011 announced action in Hiji, Japan, and Houston, Texas; losses and insurance proceeds associated with the 2011 earthquake in Japan; and the 2012 gain on the transfer of the Japan substitutional pension are also included in Other. In 2010, the gain related to a divestiture of a product line is included in Other. See Notes 3 and 4 for additional information.

We use centralized manufacturing and facilities organizations to provide products and support to our operating segments. Costs incurred by these organizations, including depreciation, are charged to the segments on a per-unit basis. Consequently, depreciation expense is not an independently identifiable component within the segments' results and therefore is not provided.

With the exception of goodwill, we do not identify or allocate assets by operating segment, nor does the chief operating decision maker evaluate operating segments using discrete asset information. There was no significant intersegment revenue. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Segment information

	Analog	Embedded Processing	Wireless	Other	Total
Revenue
2012	$6,998	$1,971	$1,357	$2,499	$12,825
2011	6,375	2,110	2,518	2,732	13,735
2010	5,979	2,073	2,978	2,936	13,966
Operating profit (loss)
2012	$1,650	$166	$(525)	$682	$1,973
2011	1,693	368	412	519	2,992
2010	1,876	491	683	1,464	4,514

Geographic area information
The following geographic area data include revenue, based on product shipment destination and royalty payor location, and property, plant and equipment, based on physical location:

	U.S.	Asia (a)	Europe	Japan	Rest of World	Total
Revenue
2012	$1,596	$7,808	$1,861	$1,357	$203	$12,825
2011	1,468	8,619	1,822	1,462	364	13,735
2010	1,539	8,903	1,760	1,366	398	13,966

Property, plant and equipment, net
2012	$1,931	$1,547	$241	$174	$19	$3,912
2011	2,159	1,739	276	228	26	4,428
2010	1,694	1,575	139	249	23	3,680

(a)	Revenue from products shipped into China (including Hong Kong) was $5.38 billion in 2012, $5.83 billion in 2011 and $5.69 billion in 2010.

Major customer
No customer accounts for 10 percent or more of 2012 revenue. Sales to the Nokia group of companies, including sales to indirect contract manufacturers, accounted for 13 percent and 19 percent of our 2011 and 2010 revenue, respectively. Revenue from sales to Nokia is reflected primarily in our Wireless segment.

Report of independent registered public accounting firm

The Board of Directors and Stockholders
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Instruments Incorporated and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013, expressed an unqualified opinion thereon.

Dallas, Texas
February 22, 2013

Report by management on internal control over financial reporting

The management of TI is responsible for establishing and maintaining effective internal control over financial reporting. TI’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles. There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) that occurred during the fourth quarter of 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

TI management assessed the effectiveness of internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) in Internal Control – Integrated Framework.

Based on our assessment we believe that, as of December 31, 2012, our internal control over financial reporting is effective based on the COSO criteria.

TI’s independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which immediately follows this report.

Report of independent registered public accounting firm
on internal control over financial reporting

The Board of Directors and Stockholders
Texas Instruments Incorporated

We have audited Texas Instruments Incorporated’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Texas Instruments Incorporated’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report by management on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Texas Instruments Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Instruments Incorporated and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 22, 2013, expressed an unqualified opinion thereon.

Dallas, Texas
February 22, 2013

	For Years Ended December 31,
Summary of selected financial data	2012	2011	2010	2009	2008
[Millions of dollars, except share and per-share amounts]
Revenue	$12,825	$13,735	$13,966	$10,427	$12,501
Operating costs and expenses (a) (b)	10,852	10,743	9,452	8,436	10,064
Operating profit	1,973	2,992	4,514	1,991	2,437
Interest and debt expense	(85)	(42)	—	—	—
Other income (expense) net	47	5	37	26	44
Income before income taxes	1,935	2,955	4,551	2,017	2,481
Provision for income taxes	176	719	1,323	547	561
Net income	$1,759	$2,236	$3,228	$1,470	$1,920
Basic earnings per common share	$1.53	$1.91	$2.66	$1.16	$1.46
Diluted earnings per common share	$1.51	$1.88	$2.62	$1.15	$1.44
Dividends declared per common share	$0.72	$0.56	$0.49	$0.45	$0.41
Average dilutive potential common shares outstanding during year, in thousands	1,146,035	1,171,364	1,212,940	1,268,533	1,321,250

(a)	Includes Acquisition-related charges of $471 million in 2012 and $426 million in 2011 associated with our 2011 acquisition of National.

(b)
Includes Restructuring charges/other of $264 million, $112 million, ($111) million, $212 million and $254 million in 2012, 2011, 2010, 2009 and 2008 respectively. The $264 million for 2012 includes a gain on the transfer of a Japan substitutional pension of $144 million, and the ($111) million for 2010 includes a $144 million gain from the divestiture of a product line.

	December 31,
	2012	2011	2010	2009	2008
Working capital	$4,800	$4,329	$5,079	$4,527	$4,258
Property, plant and equipment, net	3,912	4,428	3,680	3,158	3,304
Total assets	20,021	20,497	13,401	12,119	11,923
Long-term debt	4,186	4,211	—	—	—
Stockholders’ equity	10,961	10,952	10,437	9,722	9,326
Number of:
Employees	34,151	34,759	28,412	26,584	29,537
Stockholders of record	18,128	19,733	20,525	24,190	25,107

	For Years Ended December 31,
	2012	2011	2010	2009	2008
Net cash provided by operating activities	$3,414	$3,256	$3,820	$2,643	$3,330
Capital expenditures (Additions to property, plant and equipment)	495	816	1,199	753	763
Dividends paid	819	644	592	567	537
Stock repurchases	1,800	1,973	2,454	954	2,122

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
We were the world's fourth largest semiconductor company in 2012 as measured by revenue, according to preliminary estimates from an external source.
Product information
Semiconductors are electronic components that serve as the building blocks inside modern electronic systems and equipment. Semiconductors come in two basic forms: individual transistors and integrated circuits (generally known as “chips”) that combine multiple transistors on a single piece of material to form a complete electronic circuit. Our products, more than 100,000 orderable parts, are integrated circuits that are used to accomplish many different things, such as converting and amplifying signals, interfacing with other devices, managing and distributing power, processing data, canceling noise and improving signal resolution. This broad portfolio includes products that are integral to almost all electronic equipment.
We sell catalog and, to a lesser extent, custom semiconductor products. Catalog products are designed for use by many customers and/or many applications and are sold through both distribution and direct channels. The majority of our catalog products are proprietary, but some are commodity products. The life cycles of catalog products generally span multiple years, with some products continuing to sell for decades after their initial release. Custom products are designed for a specific customer for a specific application, are sold only to that customer and are typically sold directly to the customer. The life cycles of custom products are generally determined by end-equipment upgrade cycles and can be as short as 12 to 24 months.
Our segments represent groups of similar products that are combined on the basis of similar design and development requirements, product characteristics, manufacturing processes and distribution channels, and how management allocates resources and measures results. Additional information regarding each segment's products follows.
Analog
Analog semiconductors change real-world signals - such as sound, temperature, pressure or images - by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as digital signal processors (DSPs). Analog semiconductors are also used to manage power in every electronic device, whether plugged into a wall or running off a battery. We estimate that we sell our Analog products to more than 100,000 customers. These sales generated about 55 percent of our revenue in 2012. According to external sources, the worldwide market for analog semiconductors was about $39 billion in 2012. Our Analog segment's revenue in 2012 was about $7.0 billion, or about 18 percent of this fragmented market, the leading position. We believe that we are well positioned to increase our market share over time.
Our Analog segment includes the following major product lines: High Volume Analog & Logic (HVAL), Power Management (Power), High Performance Analog (HPA) and Silicon Valley Analog (SVA).

HVAL products: These include both high-volume analog and logic products. High-volume analog includes integrated analog products for specific applications, including custom products. End markets for high-volume analog products include communications, automotive, computing and many consumer electronics products. Logic includes some commodity products marketed to many different customers for many different applications.
Power products: These include both catalog and application-specific products that help customers manage power in any type of electronic system. We design and manufacture power management semiconductors for both portable devices (battery-powered devices, such as handheld consumer electronics, laptop computers and cordless power tools) and line-powered systems

(products that require an external electrical source, such as computers, digital TVs, wireless basestations and high-voltage industrial equipment).
HPA products: These include catalog analog products, such as amplifiers, data converters and interface semiconductors, that we market to many different customers who use them in manufacturing a wide range of products sold in many end markets, including the industrial, communications, computing and consumer electronics markets. HPA products generally have long life cycles, often more than 10 years.
SVA products: These consist of products that we acquired through our purchase of National Semiconductor Corporation (National) in 2011. These include power management, data converter, interface and operational amplifier catalog analog products, nearly all of which are complementary to our other Analog products. This portfolio of thousands of products is marketed to many different customers who use them in manufacturing a wide range of products sold in many end markets. SVA products generally have long life cycles, often more than 10 years.
Embedded Processing
Our Embedded Processing products include our DSPs and microcontrollers. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Microcontrollers are designed to control a set of specific tasks for electronic equipment. Sales of Embedded Processing products generated about 15 percent of our revenue in 2012. According to external sources, the worldwide market for embedded processors was about $17 billion in 2012. Our Embedded Processing segment's revenue in 2012 was about $2.0 billion. This was the number two position and represented about 12 percent of this fragmented market. We believe we are well positioned to increase our market share over time.
An important characteristic of our Embedded Processing products is that our customers often invest their own research and development (R&D) to write software that operates on our products. This investment tends to increase the length of our customer relationships because customers prefer to re-use software from one product generation to the next. We make and sell catalog Embedded Processing products used in many different applications and application-specific Embedded Processing products used in communications infrastructure equipment and automotive applications.
Wireless
During 2012, our Wireless products consisted of OMAPTM applications processors, connectivity products and baseband products.  We concentrated our Wireless investments on OMAP applications processors and connectivity products for the smartphone and consumer tablet markets.  Sales of Wireless products generated about $1.4 billion, or about 11 percent, of our revenue for 2012, of which OMAP and connectivity products represented about $1.1 billion.   We had $0.3 billion in revenue from baseband products, a product line that we have previously announced we are exiting.
In November 2012, we announced that we would restructure our Wireless business to focus investments on embedded markets with greater potential for sustainable growth.  Specifically, we now focus our OMAP applications processors and connectivity products on embedded applications with long life cycles instead of on the smartphone and consumer tablet markets, where large customers are increasingly developing their own custom chips.  These changes will result in lower resource and investment demands and, as we have previously announced, elimination of the Wireless segment.  As a result of the Wireless restructuring, we recorded a $351 million charge in the fourth quarter of 2012, of which $245 million was for severance and benefit costs and $106 million was for non-cash items, which includes a non-tax deductible goodwill impairment of $90 million. We expect about 1,700 jobs to be eliminated and about $450 million in annualized cost savings to be realized by the time this action is completed in 2013.
Embedded OMAP applications processors, which often use a standard operating system such as Android, Linux, QNX or Windows, are used in applications that are multi-function, need a graphically intensive user interface and often are connected to the Internet.  Embedded connectivity products include low-power wireless network standards like Zigbee®, and other technologies such as Bluetooth®, WiFi, GPS and Near Field Communications.  Both of these product lines have many of the same characteristics as those in our Embedded Processing segment and will be reported in that segment beginning with our first-quarter 2013 financial report.  In 2012, sales of these products were about $150 million.
We expect our revenue from OMAP and connectivity products sold into smartphone and consumer tablet applications to decline rapidly in 2013 and to substantially cease by the end of the year.  We also expect baseband revenue to be essentially zero in 2013. Beginning with our first-quarter 2013 financial report, financial results for Wireless products for the smartphone and consumer tablet markets will be included in Other.

Other
Other includes revenue from our smaller product lines, such as DLP® (primarily used in projectors to create high-definition images), custom semiconductors known as application-specific integrated circuits (ASICs) and calculators. It also includes royalties received for our patented technology that we license to other electronics companies and revenue from transitional supply agreements related to acquisitions and divestitures. Other generated about $2.5 billion, or about 19 percent of our revenue, in 2012. We also include in Other certain acquisition-related charges that are not used in evaluating results of and allocating resources to our Analog, Embedded Processing and Wireless segments. These charges include certain fair-value adjustments, restructuring charges, transaction expenses, acquisition-related retention bonuses and amortization of intangible assets. Other also includes certain corporate-level items, such as litigation and environmental costs, insurance proceeds, and assets and liabilities associated with our centralized operations, such as our worldwide manufacturing, facilities and procurement operations.
Inventory
Our inventory practices differ by product, but we generally maintain inventory levels that are consistent with our expectations of customer demand. Because of the longer product life cycles of catalog products and their inherently lower risk of obsolescence, we generally carry more inventory of those products than custom products. Additionally, we sometimes maintain catalog-product inventory in unfinished wafer form, as well as higher finished-goods inventory of low-volume products, allowing greater flexibility in periods of high demand. We also have consignment inventory programs in place for our largest customers and some distributors.
Manufacturing
Semiconductor manufacturing begins with a sequence of photo-lithographic and chemical processing steps that fabricate a number of semiconductor devices on a thin silicon wafer. Each device on the wafer is tested, the wafer is cut into individual units and each unit is assembled into a package that then is usually retested. The entire process takes place in highly specialized facilities and requires an average of 12 weeks, with most products completing within 8 to 16 weeks.
The cost and lifespan of the equipment and processes we use to manufacture semiconductors vary by technology. Our Analog products and most of our Embedded Processing products can be manufactured using mature and stable, and therefore less expensive, equipment than is needed for manufacturing advanced CMOS logic products, such as our Wireless products.
We own and operate semiconductor manufacturing facilities in North America, Asia, Japan and Europe. These include both wafer fabrication and assembly/test facilities. Our facilities require substantial investment to construct and are largely fixed-cost assets once in operation. Because we own much of our manufacturing capacity, a significant portion of our operating cost is fixed. In general, these fixed costs do not decline with reductions in customer demand or utilization of capacity, potentially hurting our profit margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, potentially benefiting our profit margins.
We expect to maintain sufficient internal wafer fabrication capacity to meet the vast majority of our production needs. To supplement our internal wafer fabrication capacity and maximize our responsiveness to customer demand and return on capital, our wafer manufacturing strategy utilizes the capacity of outside suppliers, commonly known as foundries, and subcontractors. In 2012, we sourced about 20 percent of our total wafers and about 75 percent of our advanced CMOS logic needs from external foundries.
In 2011, we initiated closure of an older wafer fabrication facility in Hiji, Japan, and another in Houston, Texas. We expect to complete these plant closures in 2013.
Product cycle
The global semiconductor market is characterized by constant, though generally incremental, advances in product designs and manufacturing processes. Semiconductor prices and manufacturing costs tend to decline over time as manufacturing processes and product life cycles mature.
Market cycle
The “semiconductor cycle” is an important concept that refers to the ebb and flow of supply and demand. The semiconductor market historically has been characterized by periods of tight supply caused by strengthening demand and/or insufficient manufacturing capacity, followed by periods of surplus inventory caused by weakening demand and/or excess manufacturing capacity. These are typically referred to as upturns and downturns in the semiconductor cycle. The semiconductor cycle is affected by the significant time and money required to build and maintain semiconductor manufacturing facilities.
Seasonality
Our revenue and operating results are subject to some seasonal variation. Our semiconductor sales generally are seasonally weaker in the first and fourth quarters and stronger in the second and third quarters, as manufacturers prepare for the major holiday selling seasons. Calculator revenue is tied to the U.S. back-to-school season and is therefore at its highest in the second and third quarters.
Tax considerations

We operate in a number of tax jurisdictions and are subject to several types of taxes including those that are based on income, capital, property and payroll, as well as sales and other transactional taxes. The timing of the final determination of our tax liabilities varies by jurisdiction and taxing authority. As a result, during any particular reporting period we may reflect in our financial statements one or more tax refunds or assessments, or changes to tax liabilities, involving one or more taxing authorities.

Results of operations

The information presented in this Management's discussion and analysis of financial condition and results of operations (MD&A) is based on our segment structure as it existed as of December 31, 2012. Additionally, the MD&A reflects our reclassification of certain amounts in the prior periods' financial statements to conform to the 2012 presentation. Throughout the following discussion of our results of operations, unless otherwise noted, changes in our revenue are attributable to changes in customer demand, which are evidenced by fluctuations in shipment volumes. New products tend not to have a significant impact because our revenue is derived from such a large number of products. From time to time, our revenue and gross profit are affected by changes in demand for higher-priced or lower-priced products, which we refer to as changes in the "mix" of products shipped.

2012 compared with 2011

During 2012, we faced a weak demand environment, but our operations performed well and we strengthened our strategic position.  We reached a milestone in 2012, with 70 percent of our revenue coming from our core businesses of Analog and Embedded Processing.  Also during the year, we successfully integrated National into our operations and increased the diversity of our customer base, especially in the industrial sector.  Despite lower revenue that resulted primarily from our exit from Wireless baseband products, we grew our free cash flow to almost $3 billion, or 23 percent of revenue.  Our free cash flow was the result of more of our revenue coming from Analog and Embedded Processing, which offer solid growth and high margins and have low capital needs.  We returned 90 percent of this free cash flow to stockholders through our continued share repurchases and higher dividend payments.  Free cash flow will continue to benefit from our strategic purchases of manufacturing capacity during the past few years. (Free cash flow is a non-GAAP financial measure. For a reconciliation to GAAP and an explanation of the purpose for providing this non-GAAP measure, see the Non-GAAP financial information section after the Liquidity and capital resources section.)

	For Years Ended December 31,
	2012	2011	2010
Revenue by segment:
Analog	$6,998	$6,375	$5,979
Embedded Processing	1,971	2,110	2,073
Wireless	1,357	2,518	2,978
Other	2,499	2,732	2,936
Revenue	12,825	13,735	13,966
Cost of revenue (COR)	6,457	6,963	6,474
Gross profit	6,368	6,772	7,492
Research and development (R&D)	1,877	1,715	1,570
Selling, general and administrative (SG&A)	1,804	1,638	1,519
Acquisition charges	450	315	—
Restructuring charges/other	264	112	(111)
Operating profit	1,973	2,992	4,514
Other income (expense) net (OI&E)	47	5	37
Interest and debt expense	85	42	—
Income before income taxes	1,935	2,955	4,551
Provision for income taxes	176	719	1,323
Net income	$1,759	$2,236	$3,228
Diluted earnings per common share	$1.51	$1.88	$2.62

Percentage of revenue:
Gross profit	49.6%	49.3%	53.6%
R&D	14.6%	12.5%	11.2%
SG&A	14.1%	11.9%	10.9%
Operating profit	15.4%	21.8%	32.3%

As required by accounting rule ASC 260, net income allocated to unvested restricted stock units (RSUs), on which we pay dividend equivalents, is excluded from the calculation of earnings per share (EPS). The amount excluded was $31 million, $34 million and $44 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Details of 2012 financial results

Revenue in 2012 was $12.82 billion, down $910 million, or 7 percent, from 2011 primarily due to a weak demand environment. Revenue from a full year's inclusion of SVA slightly more than offset lower revenue from Wireless baseband products.

Gross profit in 2012 was $6.37 billion, a decrease of $404 million, or 6 percent, from 2011. The decrease was primarily due to lower revenue. Gross profit margin in 2012 was 49.6 percent of revenue compared with 49.3 percent in 2011.

Operating expenses were $1.88 billion for R&D and $1.80 billion for SG&A. R&D expense increased $162 million, or 9 percent, from 2011 primarily due to the inclusion of a full year of SVA. R&D expense as a percent of revenue was 14.6 percent compared with 12.5 percent in 2011. SG&A expense increased $166 million, or 10 percent, from 2011 due to the inclusion of a full year of SVA. SG&A expense as a percent of revenue was 14.1 percent compared with 11.9 percent in 2011.

Acquisition charges related to the National acquisition were $450 million in 2012 and $315 million in 2011. The increase was due to a full year of amortization of acquired intangible assets. See Notes 2 and 10 to the financial statements for details.

Restructuring charges/other were $264 million in 2012 and $112 million in 2011. The increase was primarily due to the restructuring action in the Wireless segment, partially offset by a $144 million gain we recognized from the transfer of the obligations and assets of a portion of our Japan pension program from the pension trust to the government of Japan. See Note 3 to the financial statements for details.

Operating profit was $1.97 billion, or 15.4 percent of revenue, compared with $2.99 billion, or 21.8 percent of revenue, in 2011. The decrease was due to, in decreasing order, lower gross profit, higher operating expenses, higher restructuring charges and higher acquisition charges.

OI&E for 2012 was income of $47 million compared with $5 million for 2011. The increase was primarily due to tax-related interest income.

Interest and debt expense was $85 million compared with $42 million in the year-ago period. The increase over 2011 was primarily due to having debt outstanding for a full year in 2012 compared with about eight months in 2011. We issued debt in May 2011 and assumed debt in September 2011, both in connection with our acquisition of National. See Note 12 to the financial statements for details.

The annual effective tax rate for 2012 was 22 percent. Taxes at this rate were reduced by discrete tax benefits of $252 million, resulting in a total tax provision for 2012 of $176 million compared with a total tax provision of $719 million for the prior year. The decrease in the total tax provision was due to the combination of lower income before income taxes and the impact of the discrete tax benefits. The decrease was partially offset by the impact of the expiration of the federal research tax credit at the end of 2011. The discrete tax benefits in 2012 were primarily due to additional U.S. tax benefits for manufacturing related to the years 2000 through 2011. The tax provision for 2012 did not include the January 2013 reinstatement of the federal research tax credit. The effect of the reinstatement of about $65 million for 2012 will be recorded as a discrete tax benefit in the first quarter of 2013.

See Note 7 to the financial statements for a reconciliation of effective tax rates to the statutory federal tax rate.

Net income was $1.76 billion, a decrease of $477 million, or 21 percent, from 2011. EPS for 2012 was $1.51 compared with $1.88 for 2011. The decline in EPS was due to lower net income. EPS benefitted $0.03 from 2011 due to a lower number of average shares outstanding as a result of our stock repurchase program.

Segment results

A detailed discussion of our segment results appears below.

Analog

	2012	2011	Change
Revenue	$6,998	$6,375	10%
Operating profit	1,650	1,693	-3%
Operating profit % of revenue	23.6%	26.6%

Analog revenue increased $623 million, or 10 percent, from 2011 primarily due to the inclusion of a full year of SVA, and to a lesser extent, growth in Power Management. Partially offsetting the increase was lower revenue from High Performance Analog. Revenue from High Volume Analog & Logic products was about even.

Operating profit was $1.65 billion, or 23.6 percent of revenue. This was a decrease of $43 million, or 3 percent, compared with 2011 primarily due to higher operating expenses from the inclusion of a full year of SVA, partially offset by higher gross profit.

Embedded Processing

	2012	2011	Change
Revenue	$1,971	$2,110	-7%
Operating profit	166	368	-55%
Operating profit % of revenue	8.4%	17.4%

Embedded Processing revenue decreased $139 million, or 7 percent, compared with 2011 due to lower revenue from products sold into communications infrastructure applications and, to a lesser extent, a less favorable mix of catalog products shipped. The decrease was partially offset by revenue from products sold into automotive applications.

Operating profit was $166 million, or 8.4 percent of revenue. This was a decrease of $202 million, or 55 percent, compared with 2011 primarily due to lower gross profit.

Wireless

	2012	2011	Change
Revenue	$1,357	$2,518	-46%
Operating profit (loss)	(525)	412	n/a
Operating profit (loss) % of revenue	(38.7)%	16.4%
Restructuring charges/other*	$351	$—

* Included in Operating profit (loss)

Wireless revenue decreased $1.16 billion, or 46 percent, from 2011 primarily due to our planned exit from baseband products. Revenue from connectivity products, and to a lesser extent, OMAP applications processors also declined. Baseband revenue for 2012 was $294 million, a decrease of $810 million, or 73 percent, compared with 2011. We expect revenue from Wireless products for the smartphone and consumer tablet markets to wind down to essentially zero by the end of 2013.

Wireless had an operating loss of $525 million for 2012, compared with operating profit of $412 million in 2011. The decrease was primarily due to lower revenue and associated gross profit, and to a lesser extent, restructuring charges.

Other

	2012	2011	Change
Revenue	$2,499	$2,732	-9%
Operating profit	682	519	31%
Operating profit % of revenue	27.3%	19.0%
Restructuring charges/other*	$(87)	$112
Acquisition charges*	450	315

* Included in Operating profit

Revenue from Other was $2.50 billion in 2012. This was a decrease of $233 million, or 9 percent, from 2011 primarily due to the expiration of transitional supply agreements and, to a lesser extent, a less favorable mix of DLP products shipped. Revenue from calculators and royalties also declined. The decrease was partially offset by business interruption insurance proceeds resulting from the 2011 Japan earthquake and increased revenue from custom ASIC products.

Operating profit for 2012 from Other was $682 million, or 27.3 percent of revenue. This was an increase of $163 million, or 31 percent, compared with 2011 due to lower restructuring charges, partially offset by higher acquisition charges. Included in Restructuring charges/other for 2012 was a $144 million gain from the Japan pension program change. The increase in acquisition charges was due to a full year of increased amortization expense for acquired intangible assets.

Prior results of operations - 2011 compared with 2010
Our 2011 revenue was $13.73 billion, net income was $2.24 billion and EPS was $1.88.

Although 2011 started strong, global economic uncertainty and the March 2011 earthquake in Japan impacted TI, our customers and our suppliers.  Despite these challenges, we successfully completed the acquisition of National, we gained share in the Analog and Embedded Processing markets, and we continued to wind down our baseband operations.

Revenue in 2011 was $13.73 billion, down $231 million, or 2 percent, from 2010 due to lower revenue from Wireless baseband products.

Gross profit in 2011 was $6.77 billion, a decrease of $720 million, or 10 percent, from 2010. The decrease was primarily due to a combination of, in decreasing order, lower revenue, lower average levels of factory utilization as we reduced production in response to weaker demand, acquisition-related charges reflected in COR and inventory charges. Lower factory utilization decreased our gross profit by $175 million from 2010. Gross profit margin was 49.3 percent of revenue compared with 53.6 percent in 2010.

Operating expenses were $1.72 billion for R&D and $1.64 billion for SG&A. R&D expense increased $145 million, or 9 percent, from 2010 due to the addition of a partial year of SVA and higher product development costs in our other major Analog product lines, Embedded Processing and Wireless. R&D expense as a percent of revenue was 12.5 percent compared with 11.2 percent in 2010.

SG&A expense increased $119 million, or 8 percent, from 2010 primarily due to the addition of a partial year of SVA, and to a lesser extent, higher investments in sales and marketing in support of our other major Analog product lines, Embedded Processing and Wireless. SG&A expense as a percent of revenue was 11.9 percent compared with 10.9 percent in 2010.

Acquisition charges were $315 million in 2011. There were no acquisition charges in 2010.

Restructuring charges/other of $112 million for 2011 were associated with the action initiated to close certain manufacturing facilities in Texas and Japan. Restructuring charges/other for 2010 included $33 million of restructuring charges associated with pension benefit settlements related to actions taken in 2009, offset by a gain of $144 million from the divestiture of a product line included in Other.

Operating profit was $2.99 billion, or 21.8 percent of revenue, compared with $4.51 billion, or 32.3 percent of revenue, in 2010. The decrease was due to, in decreasing order, lower gross profit, higher total acquisition-related charges, higher operating expenses and a gain on the divestiture of a product line in 2010.

OI&E for 2011 was income of $5 million. This was $32 million lower than in 2010 due to an expense in 2011 associated with a settlement related to a divested business.

Interest and debt expense was $42 million. This included interest and amortization of debt expense associated with our issuance of new debt in 2011 and the assumption of debt as a result of our acquisition of National.

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

Segment results
A detailed discussion of our segment results appears below.

Analog

	2011	2010	Change
Revenue	$6,375	$5,979	7%
Operating profit	1,693	1,876	-10%
Operating profit % of revenue	26.6%	31.4%
Restructuring charges/other*	$—	$13

* Included in Operating profit

Analog revenue increased $396 million, or 7 percent, from 2010 primarily due to the inclusion of a partial year of SVA, and to a lesser extent, increased shipments of Power Management and High Volume Analog & Logic products. Partially offsetting these increases was lower revenue from High Performance Analog due to normal price declines.

Operating profit was $1.69 billion, or 26.6 percent of revenue. This was a decrease of $183 million, or 10 percent, compared with 2010 due to higher operating expenses from the inclusion of a partial year of SVA and, to a lesser extent, lower gross profit resulting from lower factory utilization.

Embedded Processing

	2011	2010	Change
Revenue	$2,110	$2,073	2%
Operating profit	368	491	-25%
Operating profit % of revenue	17.4%	23.7%
Restructuring charges/other*	$—	$6

* Included in Operating profit

Embedded Processing revenue increased $37 million, or 2 percent, compared with 2010 due to increased shipments of products sold into automotive and communications infrastructure applications. Partially offsetting these increases was lower revenue from catalog products resulting from a less favorable mix of catalog products shipped.

Operating profit was $368 million, or 17.4 percent of revenue. This was a decrease of $123 million, or 25 percent, compared with 2010 primarily due to lower gross profit, and to a lesser extent, higher operating expenses. Lower gross profit was primarily due to lower factory utilization and the effect of the mix of products, which contributed about equally to the change.

Wireless

	2011	2010	Change
Revenue	$2,518	$2,978	-15%
Operating profit	412	683	-40%
Operating profit % of revenue	16.4%	22.9%
Restructuring charges/other*	$—	$10

* Included in Operating profit

Wireless revenue decreased $460 million, or 15 percent, from 2010 due to decreased shipments of baseband products, and to a much lesser extent, connectivity products. Partially offsetting these decreases was growth in revenue from OMAP applications processors due to a more favorable mix of products shipped. Baseband revenue for 2011 was $1.10 billion, a decrease of $609 million, or 36 percent, compared with 2010.

Operating profit was $412 million, or 16.4 percent of revenue. This was a decrease of $271 million, or 40 percent, compared with 2010 primarily due to lower revenue and associated gross profit.

Other

	2011	2010	Change
Revenue	$2,732	$2,936	-7%
Operating profit	519	1,464	-65%
Operating profit % of revenue	19.0%	49.9%
Restructuring charges/other*	$112	$(140)
Acquisition charges*	315	—

* Included in Operating profit

Revenue from Other was $2.73 billion in 2011. This was a decrease of $204 million, or 7 percent, from 2010 primarily due to decreased shipments across most areas.

Operating profit for 2011 from Other was $519 million, or 19.0 percent of revenue. This was a decrease of $945 million, or 65 percent, compared with 2010 due to charges associated with the National acquisition; the absence of a gain on divestiture; lower revenue and associated gross profit; restructuring charges related to the action initiated in 2011 to close certain manufacturing facilities in Texas and Japan; and the net losses associated with the Japan earthquake.

Financial condition

At the end of 2012, total cash (Cash and cash equivalents plus Short-term investments) was $3.96 billion, an increase of $1.03 billion from the end of 2011.

Accounts receivable were $1.23 billion at the end of 2012. This was a decrease of $315 million compared with the end of 2011. The decrease in accounts receivable was due to lower revenue in December 2012 than in December 2011. Days sales outstanding were 37 at the end of 2012 compared with 41 at the end of 2011.

Inventory was $1.76 billion at the end of 2012. This was a decrease of $31 million from the end of 2011. Days of inventory at the end of 2012 were 103 compared with 86 at the end of 2011. Our days of inventory increased in order to support higher customer service levels.

Liquidity and capital resources
Our primary source of liquidity is cash flow from operations. Additional sources of liquidity are Cash and cash equivalents, Short-term investments and revolving credit facilities. Cash flow from operations for 2012 was $3.41 billion, an increase of $158 million from the prior year due to an increase in cash provided by working capital.

We had $1.416 billion of Cash and cash equivalents and $2.549 billion of Short-term investments as of December 31, 2012.

We have a variable-rate revolving credit facility with a consortium of investment-grade banks that allows us to borrow up to $2 billion until March 2017. This credit facility also serves as support for the issuance of commercial paper. As of December 31, 2012, we had no commercial paper outstanding.

In 2012, investing activities used $1.04 billion. This compares with $6.17 billion used in 2011 primarily for the National acquisition, net of cash acquired. See Note 2 to the financial statements for details. For 2012, capital expenditures (Additions to property, plant and equipment) were $495 million compared with $816 million in 2011. Capital expenditures in 2012 were primarily for semiconductor manufacturing equipment. We used cash of $604 million to make net purchases of short-term investments in 2012 compared with $98 million in 2011.

In 2012, financing activities used net cash of $1.95 billion and provided $2.59 billion in 2011. In 2012, we received proceeds of $1.49 billion from the issuance of fixed-rate long-term debt (net of original issuance discount). This compares with proceeds in 2011 of $3.50 billion we received from the issuance of fixed- and variable-rate long-term debt (net of the original issuance discount) and $1.20 billion from the issuance of commercial paper. The 2011 issuance of long-term debt was used in the National acquisition. The commercial paper was issued for general corporate purposes and to maintain cash balances at desired levels. See Note 12 to the financial statements for additional details. We used $1.38 billion to repay debt and commercial paper in 2012 compared with $200 million used to repay commercial paper in 2011. Dividends paid in 2012 of $819 million compared with $644 million in 2011, reflecting increases in the dividend rate in each year. In September 2012, we announced a 24 percent increase in our quarterly cash dividend. The quarterly dividend increased from $0.17 to $0.21 per share, resulting in an annualized dividend payment of $0.84 per share. We used $1.80 billion to repurchase 59.8 million shares of our common stock in 2012 compared with $1.97 billion used to repurchase 59.5 million shares in 2011. Employee exercises of stock options are also reflected in cash from financing activities. In 2012, these exercises provided cash proceeds of $523 million compared with $690 million in 2011.

We believe we have the necessary financial resources and operating plans to fund our working capital needs, capital expenditures, dividend and debt-related payments, and other business requirements for at least the next 12 months.

Non-GAAP financial information

This MD&A includes a discussion of free cash flow, a measure that was not prepared in accordance with generally accepted accounting principles in the United States (non-GAAP measure).  We provide this measure to give investors insight into the company's liquidity and cash-generating capability and the amount of its cash available to return to investors. It is supplemental to the comparable GAAP measure.

Free cash flow was calculated by subtracting capital expenditures (Additions to property, plant and equipment) from Cash flows from operating activities.  The components of this calculation are included in the table below.

	For Years Ended
	December 31,
	2012	2011
Cash flows from operating activities (GAAP)	$3,414	$3,256
Less capital expenditures (Additions to property, plant and equipment)	495	816
Free cash flow (non-GAAP)	$2,919	$2,440

Long-term contractual obligations

	Payments Due by Period
Contractual obligations	2013	2014/2015	2016/2017	Thereafter	Total
Long-term debt obligations (a)	$1,500	$2,000	$1,375	$750	$5,625
Operating lease obligations (b)	102	143	81	80	406
Software license obligations (c)	46	47	—	—	93
Purchase obligations (d)	77	79	28	22	206
Deferred compensation plan (e)	12	31	30	66	139
Total (f)	$1,737	$2,300	$1,514	$918	$6,469

(a) Long-term debt obligations include amounts classified as the current portion of long-term debt, i.e., obligations that will be retired within 12 months. The related interest payments are not included.

(b)	Includes minimum payments for leased facilities and equipment, as well as purchases of industrial gases under contracts accounted for as an operating lease.

(c)	Includes payments under license agreements for electronic design automation software.

(d)
Includes contractual arrangements with suppliers where there is a fixed non-cancellable payment schedule or minimum payments due with a reduced delivery schedule. Excluded from the table are cancellable arrangements. However, depending on when certain purchase arrangements may be cancelled, an additional $10 million of cancellation penalties may be required to be paid, which are not reflected in the table.

(e)	Includes an estimate of payments under this plan for the liability that existed at December 31, 2012.

(f) Excluded from the table are $184 million of uncertain tax liabilities under ASC 740, as well as any planned, future funding contributions to retirement benefit plans. Amounts associated with uncertain tax liabilities have been excluded because of the difficulty in making reasonably reliable estimates of the timing of cash settlements with the respective taxing authorities. Regarding future funding of retirement benefit plans, we plan to contribute about $100 million in 2013, but funding projections beyond 2013 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plans' asset performance, interest rates and potential U.S. and non-U.S. legislation.
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

In 2012, about 50 percent of our revenue was generated from sales of our products to distributors. We recognize distributor revenue net of allowances, which are management's estimates based on analysis of historical data, current economic conditions and contractual terms. These allowances recognize the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities, or are allowed to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory, or other incentives designed to maximize growth opportunities. Historical claims data are maintained for each of the programs, with differences among geographic regions taken into consideration. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in distributor revenue and inventory levels. Allowances are also adjusted when recent historical data do not represent anticipated future activity. About 40 percent of our distributor revenue is generated from sales of consigned inventory, and we expect this proportion to grow over time. The allowances we record against this revenue are not material.

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

In addition to the factors described above, the effective tax rate reflected in forward-looking statements is based on then-current tax law. Significant changes in tax law enacted during the year could affect these estimates. Retroactive changes in tax law enacted subsequent to the end of a reporting period are reflected in the period of enactment as a discrete tax item.

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

The measurement of the fair values of assets acquired and liabilities assumed requires considerable judgment. Although independent appraisals may be used to assist in the determination of the fair values of certain assets and liabilities, those determinations are usually based on significant estimates provided by management, such as forecasted revenue or profit. In determining the fair value of intangible assets, an income approach is generally used and may incorporate the use of a discounted cash flow method. In applying the discounted cash flow method, the estimated future cash flows and residual values for each intangible asset are discounted to a present value using a discount rate based on an estimated weighted average cost of capital for the semiconductor industry. These cash flow projections are based on management's estimates of economic and market conditions including revenue growth rates, operating margins, capital expenditures and working capital requirements.

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

Changes in accounting standards

As of December 31, 2012, the Financial Accounting Standards Board had issued several accounting standards that we have not yet been required to adopt.  None of these standards would have a material effect on our financial condition, results of operations or financial disclosures.

Off-balance sheet arrangements

As of December 31, 2012, we had no significant off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Commitments and contingencies

See Note 13 to the financial statements for a discussion of our commitments and contingencies.

Quantitative and qualitative disclosures about market risk
Foreign exchange risk
The U.S. dollar is the functional currency for financial reporting. We use forward currency exchange contracts to reduce the earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. For example, at year-end 2012, we had forward currency exchange contracts outstanding with a notional value of $305 million to hedge net balance sheet exposures (including $140 million to sell Japanese yen, $26 million to sell Chinese yuan and $26 million to sell British pound sterling). Similar hedging activities existed at year-end 2011.

Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these forward currency exchange contracts, based on year-end 2012 balances and currency exchange rates, a hypothetical 10 percent plus or minus fluctuation in non-U.S. currency exchange rates would result in a pre-tax currency exchange gain or loss of approximately $1 million.

Interest rate risk
We have the following potential exposure to changes in interest rates: (1) the effect of changes in interest rates on the fair value of our investments in cash equivalents and short-term investments, which could produce a gain or a loss; and (2) the effect of changes in interest rates on the fair value of our debt and an associated interest rate swap.

As of December 31, 2012, a hypothetical 100 basis point increase in interest rates would decrease the fair value of our investments in cash equivalents and short-term investments by $13 million and decrease the fair value of our long-term debt and the associated interest rate swap by $140 million. Because interest rates on our long-term debt are fixed or have been swapped to fixed rates, changes in interest rates would not affect the cash flows associated with long-term debt.

Equity risk

Long-term investments at year-end 2012 include the following:

•
Investments in mutual funds - includes mutual funds that were selected to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.

•	Investments in venture capital funds - includes investments in limited partnerships (accounted for under either the equity or cost method).

•	Equity investments - includes non-marketable (non-publicly traded) equity securities.

Investments in mutual funds are stated at fair value. Changes in prices of the mutual fund investments are expected to offset related changes in deferred compensation liabilities such that a 10 percent increase or decrease in the investments' fair values would not materially affect operating results. Non-marketable equity securities and some venture capital funds are stated at cost. Impairments deemed to be other-than-temporary are expensed in net income. Investments in the remaining venture capital funds are stated using the equity method. See Note 9 to the financial statements for details of equity and other long-term investments.

Quarterly financial data
[Millions of dollars, except per-share amounts]

	Quarter
2012	1st	2nd	3rd	4th
Revenue	$3,121	$3,335	$3,390	$2,979
Gross profit	1,531	1,651	1,740	1,445
Operating profit	397	598	840	139
Net income	$265	$446	$784	$264
Earnings per common share:
Basic earnings per common share	$0.23	$0.38	$0.68	$0.23
Diluted earnings per common share	$0.22	$0.38	$0.67	$0.23

	Quarter
2011	1st	2nd	3rd	4th
Revenue	$3,392	$3,458	$3,466	$3,420
Gross profit	1,728	1,753	1,744	1,548
Operating profit	908	905	814	365
Net income	$666	$672	$601	$298
Earnings per common share:
Basic earnings per common share	$0.56	$0.57	$0.52	$0.26
Diluted earnings per common share	$0.55	$0.56	$0.51	$0.25

Included in the results above were the following items:

	Quarter
2012	1st	2nd	3rd	4th
Acquisition-related charges (a)	$174	$104	$106	$88
Recorded as Cost of revenue	21	—	—	—
Recorded as Acquisition charges	153	104	106	88
Restructuring charges/other (b)	$10	$13	$(122)	$363

	Quarter
2011	1st	2nd	3rd	4th
Acquisition-related charges (a)	$2	$13	$154	$256
Recorded as Cost of revenue	—	—	7	103
Recorded as Acquisition charges	2	13	147	153
Restructuring charges/other (b)	$—	$—	$—	$112

(a)    See Note 2 to the financial statements for additional information.
(b)    See Note 3 to the financial statements for additional information.

Common stock prices and dividends

TI common stock is listed on The NASDAQ Global Select Market. The table below shows the high and low closing prices of TI common stock as reported by Bloomberg L.P. and the dividends paid per common share for each quarter during the past two years.

		Quarter
		1st	2nd	3rd	4th
Stock prices:
2012	High	$34.24	$33.41	$30.38	$31.81
	Low	29.24	26.55	26.06	27.00
2011	High	$36.71	$35.98	$33.66	$32.09
	Low	32.25	30.96	24.34	26.08
Dividends paid:
2012		$0.17	$0.17	$0.17	$0.21
2011		$0.13	$0.13	$0.13	$0.17