Form 10-K, Exhibit 13
period 2013-12-31
TEXAS INSTRUMENTS INC
filed 2014-02-24
CIK 97476

	For Years Ended December 31,
Consolidated Statements of Income	2013	2012	2011
[Millions of dollars, except share and per-share amounts]
Revenue	$12,205	$12,825	$13,735
Cost of revenue (COR)	5,841	6,457	6,963
Gross profit	6,364	6,368	6,772
Research and development (R&D)	1,522	1,877	1,715
Selling, general and administrative (SG&A)	1,858	1,804	1,638
Acquisition charges	341	450	315
Restructuring charges/other	(189)	264	112
Operating profit	2,832	1,973	2,992
Other income (expense), net (OI&E)	17	47	5
Interest and debt expense	95	85	42
Income before income taxes	2,754	1,935	2,955
Provision for income taxes	592	176	719
Net income	$2,162	$1,759	$2,236

Earnings per common share:
Basic	$1.94	$1.53	$1.91
Diluted	$1.91	$1.51	$1.88

Average shares outstanding (millions):
Basic	1,098	1,132	1,151
Diluted	1,113	1,146	1,171

Cash dividends declared per share of common stock	$1.07	$0.72	$0.56

See accompanying notes.

	For Years Ended December 31,
Consolidated Statements of Comprehensive Income	2013	2012	2011
[Millions of dollars]
Net income	$2,162	$1,759	$2,236
Other comprehensive income (loss):
Available-for-sale investments:
Unrealized gains (losses), net of tax benefit (expense) of $0, ($1) and $1	—	3	(2)
Reclassification to Net income, net of tax benefit (expense) of $0, $0 and ($7)	—	—	12
Net actuarial gains (losses) of defined benefit plans:
Adjustment, net of tax benefit (expense) of ($60), $29 and $65	105	(81)	(124)
Reclassification to Net income, net of tax benefit (expense) of ($37), ($104) and ($28)	71	160	48
Prior service cost of defined benefit plans:
Adjustment, net of tax benefit (expense) of $1, $1 and $5	(3)	(2)	(9)
Reclassification to Net income, net of tax benefit (expense) of $2, $0 and ($1)	(3)	—	2
Derivative instrument:
Change in fair value, net of tax benefit (expense) of $0, $1 and $1	—	(3)	(2)
Reclassification to Net income, net of tax benefit (expense) of ($1), $0 and $0	1	—	—
Other comprehensive income (loss), net of taxes	171	77	(75)
Total comprehensive income	$2,333	$1,836	$2,161

See accompanying notes.

	December 31,
Consolidated Balance Sheets	2013	2012
[Millions of dollars, except share amounts]
Assets
Current assets:
Cash and cash equivalents	$1,627	$1,416
Short-term investments	2,202	2,549
Accounts receivable, net of allowances of ($22) and ($31)	1,203	1,230
Raw materials	102	116
Work in process	919	935
Finished goods	710	706
Inventories	1,731	1,757
Deferred income taxes	393	473
Prepaid expenses and other current assets	863	805
Total current assets	8,019	8,230
Property, plant and equipment at cost	6,556	6,891
Accumulated depreciation	(3,157)	(2,979)
Property, plant and equipment, net	3,399	3,912
Long-term investments	216	215
Goodwill, net	4,362	4,362
Acquisition-related intangibles, net	2,223	2,558
Deferred income taxes	207	280
Capitalized software licenses, net	118	142
Overfunded retirement plans	130	68
Other assets	264	254
Total assets	$18,938	$20,021

Liabilities and stockholders’ equity
Current liabilities:
Current portion of long-term debt	$1,000	$1,500
Accounts payable	422	444
Accrued compensation	554	524
Income taxes payable	119	79
Deferred income taxes	1	2
Accrued expenses and other liabilities	651	881
Total current liabilities	2,747	3,430
Long-term debt	4,158	4,186
Underfunded retirement plans	216	269
Deferred income taxes	548	572
Deferred credits and other liabilities	462	603
Total liabilities	8,131	9,060
Stockholders’ equity:
Preferred stock, $25 par value. Authorized – 10,000,000 shares. Participating cumulative preferred. None issued.	—	—
Common stock, $1 par value. Authorized – 2,400,000,000 shares. Shares issued: 1,740,815,939	1,741	1,741
Paid-in capital	1,211	1,176
Retained earnings	28,173	27,205
Treasury common stock at cost. Shares: 2013 – 658,012,970; 2012 – 632,636,970	(19,790)	(18,462)
Accumulated other comprehensive income (loss), net of taxes	(528)	(699)
Total stockholders’ equity	10,807	10,961
Total liabilities and stockholders’ equity	$18,938	$20,021
See accompanying notes.

	For Years Ended December 31,
Consolidated Statements of Cash Flows	2013	2012	2011
[Millions of dollars]
Cash flows from operating activities:
Net income	$2,162	$1,759	$2,236
Adjustments to Net income:
Depreciation	879	957	904
Amortization of acquisition-related intangibles	336	342	111
Amortization of capitalized software	82	102	93
Stock-based compensation	287	263	269
Gain on sales of assets	(6)	—	(5)
Deferred income taxes	50	130	55
Gain on transfer of Japan substitutional pension	—	(144)	—
Increase (decrease) from changes in:
Accounts receivable	16	311	112
Inventories	26	5	(17)
Prepaid expenses and other current assets	(136)	162	(203)
Accounts payable and accrued expenses	(284)	99	2
Accrued compensation	18	(82)	(77)
Income taxes payable	78	(229)	(85)
Changes in funded status of retirement plans	28	(198)	(7)
Other	(152)	(63)	(132)
Cash flows from operating activities	3,384	3,414	3,256

Cash flows from investing activities:
Capital expenditures	(412)	(495)	(816)
Proceeds from asset sales and insurance recovery	21	—	16
Purchases of short-term investments	(3,907)	(2,802)	(3,653)
Proceeds from short-term investments	4,249	2,198	3,555
Business acquisitions, net of cash acquired	—	—	(5,425)
Other	46	60	151
Cash flows from investing activities	(3)	(1,039)	(6,172)

Cash flows from financing activities:
Proceeds from issuance of long-term debt and commercial paper borrowings	986	1,492	4,697
Repayment of debt and commercial paper borrowings	(1,500)	(1,375)	(200)
Dividends paid	(1,175)	(819)	(644)
Stock repurchases	(2,868)	(1,800)	(1,973)
Proceeds from common stock transactions	1,314	523	690
Excess tax benefit from share-based payments	80	38	31
Other	(7)	(10)	(12)
Cash flows from financing activities	(3,170)	(1,951)	2,589

Net change in Cash and cash equivalents	211	424	(327)
Cash and cash equivalents at beginning of year	1,416	992	1,319
Cash and cash equivalents at end of year	$1,627	$1,416	$992

See accompanying notes.

Consolidated Statements of Stockholders’ Equity	Common Stock	Paid-in Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)
[Millions of dollars, except per-share amounts]
Balance, December 31, 2010	$1,740	$1,114	$24,695	$(16,411)	$(701)

2011
Net income	—	—	2,236	—	—
Dividends declared and paid ($.56 per share)	—	—	(644)	—	—
Common stock issued for stock-based awards	1	(252)	—	898	—
Stock repurchases	—	—	—	(1,973)	—
Stock-based compensation	—	269	—	—	—
Tax impact from exercise of options	—	45	—	—	—
Other comprehensive income (loss), net of taxes	—	—	—	—	(75)
Dividend equivalents paid on restricted stock units	—	—	(9)	—	—
Other	—	18	—	1	—
Balance, December 31, 2011	1,741	1,194	26,278	(17,485)	(776)

2012
Net income	—	—	1,759	—	—
Dividends declared and paid ($.72 per share)	—	—	(819)	—	—
Common stock issued for stock-based awards	—	(337)	—	823	—
Stock repurchases	—	—	—	(1,800)	—
Stock-based compensation	—	263	—	—	—
Tax impact from exercise of options	—	56	—	—	—
Other comprehensive income (loss), net of taxes	—	—	—	—	77
Dividend equivalents paid on restricted stock units	—	—	(13)	—	—
Balance, December 31, 2012	1,741	1,176	27,205	(18,462)	(699)

2013
Net income	—	—	2,162	—	—
Dividends declared and paid ($1.07 per share)	—	—	(1,175)	—	—
Common stock issued for stock-based awards	—	(273)	—	1,540	—
Stock repurchases	—	—	—	(2,868)	—
Stock-based compensation	—	287	—	—	—
Tax impact from exercise of options	—	25	—	—	—
Other comprehensive income (loss), net of taxes	—	—	—	—	171
Dividend equivalents paid on restricted stock units	—	—	(19)	—	—
Other	—	(4)	—	—	—
Balance, December 31, 2013	$1,741	$1,211	$28,173	$(19,790)	$(528)

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

1. Description of business and significant accounting policies and practices

Business
At Texas Instruments (TI), we design and make semiconductors that we sell to electronics designers and manufacturers all over the world. We have two reportable segments, which are established along major categories of products as follows:

•
Analog – consists of the following major product lines: High Volume Analog & Logic (HVAL), Power Management (Power), High Performance Analog (HPA) and Silicon Valley Analog (SVA). SVA consists primarily of products that we acquired through our purchase of National Semiconductor Corporation (National) in 2011.

•	Embedded Processing – consists of the following major product lines: Processors, Microcontrollers and Connectivity.

We report the results of our remaining business activities in Other. As a result of our decision to exit certain product lines, Other also includes our baseband products and our OMAP™ applications processors and connectivity products sold into smartphones and consumer tablets. These products, which we refer to as “legacy wireless products,” were part of our former Wireless segment. The Wireless segment was eliminated effective January 1, 2013. To conform to this revised reporting structure, we filed a Form 8-K on May 3, 2013, to recast prior period segment information presented in our Form 10-K for the year ended December 31, 2012. See Note 16 for additional information on our business segments.

Basis of presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The basis of these financial statements is comparable for all periods presented herein.

The consolidated financial statements include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in these notes, except per-share amounts, are stated in millions of U.S. dollars unless otherwise indicated. We have reclassified certain amounts in the prior periods’ financial statements to conform to the 2013 presentation. The preparation of financial statements requires the use of estimates from which final results may vary.

In September 2011, we completed the acquisition of National. We accounted for this transaction under Accounting Standards Codification (ASC) 805 – Business Combinations, and the consolidated financial statements include the results of operations of National from the date of acquisition. See Note 2 for more information.

Revenue recognition
We recognize revenue from direct sales of our products to our customers, including shipping fees, when title and risk of loss pass to the customer, which usually occurs upon shipment or delivery, depending upon the terms of the sales order; when persuasive evidence of an arrangement exists; when sales amounts are fixed or determinable; and when collectability is reasonably assured. Revenue from sales of our products that are subject to inventory consignment agreements is recognized consistent with the principles discussed above, but delivery occurs when the customer pulls product from consignment inventory that we store at designated locations. Estimates of product returns for quality reasons and of price allowances, which are based on historical experience, product shipment analysis and customer contractual arrangements, are recorded when revenue is recognized. Allowances include volume-based incentives and special pricing arrangements. In addition, we record allowances for accounts receivable that we estimate may not be collected.

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

Advertising costs
We expense advertising and other promotional costs as incurred. This expense was $46 million in 2013, $46 million in 2012 and $43 million in 2011.

Restructuring charges
Restructuring charges may consist of voluntary or involuntary severance-related charges, asset-related charges and other costs due to exit activities. We recognize voluntary termination benefits when the employee accepts the offered benefit arrangement. We recognize involuntary severance-related charges depending on whether the termination benefits are provided under an ongoing benefit arrangement or under a one-time benefit arrangement. If the former, we recognize the charges once they are probable and the amounts are estimable. If the latter, we recognize the charges once the benefits have been communicated to employees.

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

Earnings per share (EPS)
Unvested share-based payment awards that contain non-forfeitable rights to receive dividends or dividend equivalents, such as our restricted stock units (RSUs), are considered to be participating securities and the two-class method is used for purposes of calculating EPS. Under the two-class method, a portion of net income is allocated to these participating securities and, therefore, is excluded from the calculation of EPS allocated to common stock, as shown in the table below.

Computation and reconciliation of earnings per common share are as follows (shares in millions):

	2013			2012			2011
	Net Income	Shares	EPS	Net Income	Shares	EPS	Net Income	Shares	EPS
Basic EPS:
Net income	$2,162			$1,759			$2,236
Income allocated to RSUs	(37)			(31)			(35)
Income allocated to common stock for basic EPS calculation	$2,125	1,098	$1.94	$1,728	1,132	$1.53	$2,201	1,151	$1.91

Adjustment for dilutive shares:
Stock-based compensation plans		15			14			20

Diluted EPS:
Net income	$2,162			$1,759			$2,236
Income allocated to RSUs	(36)			(31)			(34)
Income allocated to common stock for diluted EPS calculation	$2,126	1,113	$1.91	$1,728	1,146	$1.51	$2,202	1,171	$1.88

There were no potentially dilutive securities to exclude from the computation of diluted earnings per common share during 2013. Potentially dilutive securities representing 52 million and 24 million shares of common stock that were outstanding during 2012 and 2011, respectively, were excluded from the computation of diluted earnings per common share for these periods because their effect would have been anti-dilutive.

Investments
We present investments on our balance sheets as cash equivalents, short-term investments or long-term investments. Specific details are as follows:

•
Cash equivalents and short-term investments: We consider investments in debt securities with maturities of 90 days or less from the date of our investment to be cash equivalents. We consider investments in debt securities with maturities beyond 90 days from the date of our investment as being available for use in current operations and include them in short-term investments. The primary objectives of our cash equivalent and short-term investment activities are to preserve capital and maintain liquidity while generating appropriate returns.

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

Inventories
Inventories are stated at the lower of cost or estimated net realizable value. Cost is generally computed on a currently adjusted standard cost basis, which approximates cost on a first-in first-out basis. Standard cost is based on the normal utilization of installed factory capacity. Cost associated with underutilization of capacity is expensed as incurred. Inventory held at consignment locations is included in our finished goods inventory. Consigned inventory was $202 million and $169 million as of December 31, 2013 and 2012, respectively.

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

Goodwill and indefinite-lived intangibles
Goodwill is not amortized but is reviewed for impairment annually or more frequently if certain impairment indicators arise. We perform our annual goodwill impairment test as of October 1 for our reporting units, which compares the fair value for each reporting unit to its associated carrying value including goodwill. See Note 10 for additional information.

Foreign currency
The functional currency for our non-U.S. subsidiaries is the U.S. dollar. Accounts recorded in currencies other than the U.S. dollar are remeasured into the functional currency. Current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at the end of each reporting period. Property, plant and equipment with associated depreciation and inventories are valued at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate daily rate of exchange. Currency exchange gains and losses from remeasurement are credited or charged to OI&E.

Derivatives and hedging
In connection with the issuance of variable-rate long-term debt in May 2011, we entered into an interest rate swap designated as a hedge of the variability of cash flows related to interest payments. Gains and losses from changes in the fair value of the interest rate swap were credited or charged to Accumulated other comprehensive income (loss), net of taxes (AOCI). We repaid this long-term debt in the second quarter of 2013, and this interest rate swap was settled for no gain or loss. In association with the issuance of long-term debt, we use financial derivatives such as treasury rate lock agreements that are recognized in AOCI and amortized over the life of the related debt. The results of these derivative transactions have not been material.

We also use derivative financial instruments to manage exposure to foreign exchange risk. These instruments are primarily forward foreign currency exchange contracts, which are used as economic hedges to reduce the earnings impact that exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. Gains and losses from changes in the fair value of these forward foreign currency exchange contracts are credited or charged to OI&E. We do not apply hedge accounting to our foreign currency derivative instruments.

We do not use derivatives for speculative or trading purposes.

Changes in accounting standards
In January 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This standard clarifies that a previously-issued standard on disclosure requirements relating to offsetting (or netting) financial instruments applies only to derivatives, repurchase agreements and certain securities lending transactions. This standard was effective as of the first quarter of 2013 and did not have a material impact on our financial disclosures as the derivatives to which it applies are not significant.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This standard requires an entity to disclose information about amounts reclassified out of AOCI. This standard was effective as of the first quarter of 2013. See Note 15 for the required disclosure.

2. Acquisition-related charges

We incurred various costs as a result of the 2011 acquisition of National that are included in Other, consistent with how management measures the performance of its segments. These total acquisition-related charges are as follows:

	For Years Ended December 31,
	2013	2012	2011
Amortization of intangible assets	$323	$325	$87
Retention bonuses	7	57	46
Stock-based compensation	11	17	50
Severance and other benefits:
Employment reductions announced at closing	—	16	29
Change of control	—	—	41
Transaction and other costs	—	35	62
As recorded in Acquisition charges	341	450	315
Distributor contract termination	—	21	—
Inventory related	—	—	96
Property, plant and equipment related	—	—	15
As recorded in COR	—	21	111
Total acquisition-related charges	$341	$471	$426

Acquisition charges
The amount of recognized amortization of intangible assets resulting from the National acquisition is based on estimated useful lives. See Note 10 for additional information.

Retention bonuses reflect amounts paid to former National employees who fulfilled agreed-upon service period obligations and were recognized ratably over the required service period.

Stock-based compensation was recognized for the accelerated vesting of equity awards upon the termination of employees, with additional compensation being recognized over the applicable vesting period for the remaining grantees.

Severance and other benefits costs were for former National employees who were terminated after the closing date. These costs totaled $70 million for the year ended December 31, 2011, with $41 million in charges related to change of control provisions under existing employment agreements and $29 million in charges for announced employment reductions affecting about 350 jobs. All of these jobs were eliminated by the end of 2012 as a result of redundancies and cost efficiency measures, with $16 million of additional expense recognized in 2012. Of the $86 million in cumulative charges recognized through December 31, 2013, $3 million was paid in 2013, $65 million was paid in 2012 and $14 million was paid in 2011. The remaining $4 million will be paid in future years.

Transaction and other costs include various expenses incurred in connection with the National acquisition. In 2011, we also incurred bridge financing costs.

COR
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

3. Restructuring charges/other

Restructuring charges/other is comprised of the following components:

	For Years Ended December 31,			Cumulative Since January 1, 2011
	2013	2012	2011
Restructuring charges by action:
2013 actions
Severance and benefits cost	$49	$—	$—	$49

2012 Wireless action
Severance and benefits cost	30	245	—	275
Accelerated depreciation	6	3	—	9
Other exit costs	2	103	—	105
	38	351	—	389
Prior actions
Severance and benefits cost	6	6	107	119
Accelerated depreciation	5	18	5	28
Other exit costs	28	25	—	53
	39	49	112	200
Total restructuring charges	126	400	112	$638

Other:
Gain on technology transfer	(315)	—	—
Gain on transfer of Japan substitutional pension	—	(144)	—
Other	—	8	—
Restructuring charges/other	$(189)	$264	$112

Restructuring charges/other are recognized in Other. Restructuring actions related to the acquisition of National are discussed in Note 2 and the associated costs are reflected in the Acquisition charges line of our Consolidated statements of income.

2013 actions
In January 2014, we announced cost-saving actions in Embedded Processing and in Japan to reduce expenses and focus our investments on markets with greater potential for sustainable growth and strong long-term returns, which we expect to be substantially complete by mid-2015. Cost reductions include the elimination of about 1,100 jobs worldwide. Total restructuring charges related to these actions are expected to be about $80 million, all of which will be severance and related benefit costs. In the fourth quarter of 2013, we recorded restructuring charges of $49 million related to the action in Embedded Processing, and the remainder related to Japan is expected to be recognized in the first quarter of 2014. As of December 31, 2013, no payments related to these restructuring charges have been made.

2012 Wireless action
In 2012, we announced a restructuring of our Wireless business to reduce expenses and focus our investments on markets with greater potential for sustainable growth and strong long-term returns. This action is now complete, eliminating about 1,700 jobs worldwide. We recognized $389 million in cumulative restructuring charges, including a $90 million impairment of goodwill. As of December 31, 2013, $180 million has been paid to terminated employees for severance and benefits.

Prior actions
In 2012, we announced closure of two older semiconductor manufacturing facilities in Houston, Texas, and Hiji, Japan. Each facility employed about 500 people. We recognized $200 million in cumulative restructuring charges related to these closures with both complete by the end of 2013. As of December 31, 2013, $97 million has been paid to terminated employees for severance and benefits.

As of December 31, 2013 and 2012, we carried immaterial liabilities related to actions commenced in 2008 and 2009. The related expense was recognized in periods prior to 2011.

The table below reflects the changes in accrued restructuring balances associated with these actions:

	2013 Actions	2012 Wireless Action		Prior Actions
	Severance and Benefits	Severance and Benefits	Other Charges	Severance and Benefits	Other Charges	Total
Accrual at December 31, 2010	$—	$—	$—	$22	$8	$30
Restructuring charges	—	—	—	107	5	112
Non-cash items (a)	—	—	—	(11)	(5)	(16)
Payments	—	—	—	(9)	(1)	(10)
Remaining accrual at December 31, 2011	—	—	—	109	7	116

Restructuring charges	—	245	106	6	43	400
Non-cash items (a)	—	—	(106)	3	(18)	(121)
Payments	—	(4)	—	(19)	(23)	(46)
Remaining accrual at December 31, 2012	—	241	—	99	9	349

Restructuring charges	49	30	8	6	33	126
Non-cash items (a)	—	—	(6)	(5)	(11)	(22)
Payments	—	(176)	(2)	(90)	(24)	(292)
Remaining accrual at December 31, 2013	$49	$95	$—	$10	$7	$161
(a) Reflects charges for goodwill impairment, stock-based compensation, impacts of postretirement benefit plans and accelerated depreciation.

The accrual balances above are primarily a component of Accrued expenses and other liabilities or Deferred credits and other liabilities on our Consolidated balance sheets, depending on the expected timing of payment.

Other
Gain on technology transfer
During the second quarter of 2013, we entered into an agreement to transfer wireless connectivity technology to a customer. This technology was associated with the former Wireless business, and we recognized a gain of $315 million on this transfer.

Gain on transfer of Japan substitutional pension
During the third quarter of 2012, we transferred the obligations and assets of the substitutional portion of our Japan pension plan to the government of Japan, resulting in a net gain of $144 million. See Note 11 for additional details.

4. Losses associated with the 2011 earthquake in Japan

In March 2011, a magnitude 9.0 earthquake struck near our semiconductor manufacturing facilities in Japan. Our manufacturing site in Miho suffered substantial damage. We maintain earthquake insurance policies in Japan for limited coverage for property damage and business interruption losses.

In 2011, we incurred cumulative gross operating losses of $101 million related to the earthquake and associated events in Japan. These losses related to property damage, the underutilization expense we incurred from having our manufacturing assets only partially loaded and costs associated with recovery teams assembled from across the world. Gross operating losses did not comprehend any lost revenue.

These losses were offset by $36 million in cumulative insurance proceeds related to property damage claims, of which $13 million was received in 2012 and $23 million was received in 2011. Almost all of these costs and proceeds are included in COR in our Consolidated statements of income and are recorded in Other.

In addition, we recognized $172 million in cumulative insurance proceeds through December 31, 2012, of which $135 million was received in 2012 and $37 million was received in 2011, related to business interruption claims. These proceeds are recorded as revenue in our Consolidated statements of income and in Other.

In the third quarter of 2012, we completed discussions with our insurers and their advisors. All claims related to these events have been settled and the proceeds received.

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

We also have RSUs outstanding under long-term incentive plans. Each RSU represents the right to receive one share of TI common stock on the vesting date, which is generally four years after the date of grant. Upon vesting, the shares are issued without payment by the grantee. Beginning with 2013 grants, RSUs generally continue to vest after the recipient retires. Holders of most RSUs receive an annual cash payment equal to the dividends paid on our common stock.

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

Total stock-based compensation expense recognized was as follows:

	For Years Ended December 31,
	2013	2012	2011
Stock-based compensation expense recognized in:
COR	$49	$48	$40
R&D	67	71	58
SG&A	160	127	121
Acquisition charges	11	17	50
Total	$287	$263	$269

These amounts include expense related to non-qualified stock options, RSUs and stock options offered under our employee stock purchase plan and are net of expected forfeitures.

We issue awards of non-qualified stock options generally with graded vesting provisions (e.g., 25 percent per year for four years). Generally, we recognize the related compensation expense on a straight-line basis over the minimum service period required for vesting of the award, adjusting for expected forfeiture activity. Awards issued to employees who are retirement eligible or nearing retirement eligibility are expensed on an accelerated basis.

Our RSUs generally vest four years after the date of grant. We recognize the related compensation expense on a straight-line basis over the vesting period, adjusting for expected forfeiture activity. Beginning with 2013 grants, RSUs issued to employees who are retirement eligible or nearing retirement eligibility are expensed on an accelerated basis.

Fair-value methods and assumptions
We account for all awards granted under our various stock-based compensation plans at fair value. We estimate the fair values for non-qualified stock options using the Black-Scholes option-pricing model with the following weighted average assumptions.

	2013	2012	2011
Weighted average grant date fair value, per share	$6.78	$8.31	$10.37
Weighted average assumptions used:
Expected volatility	26%	30%	30%
Expected lives (in years)	7.4	7.1	6.9
Risk-free interest rates	1.43%	1.40%	2.61%
Expected dividend yields	2.56%	2.10%	1.51%

We determine expected volatility on all options granted using available implied volatility rates. We believe that market-based measures of implied volatility are currently the best available indicators of the expected volatility used in these estimates.

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

Expected dividend yields are based on the annualized approved quarterly dividend rate and the current market price of our common stock at the time of grant. No assumption for a future dividend rate change is included unless there is an approved plan to change the dividend in the near term.

The fair value per share of RSUs is determined based on the closing price of our common stock on the date of grant.

Our employee stock purchase plan is a discount-purchase plan and consequently the Black-Scholes option-pricing model is not used to determine the fair value per share of these awards. The fair value per share under this plan equals the amount of the discount.

Long-term incentive and director compensation plans
Stock option and RSU transactions under our long-term incentive and director compensation plans during 2013 were as follows:

	Stock Options		RSUs
	Shares	Weighted Average Exercise Price per Share	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding grants, December 31, 2012	99,639,098	$27.73	23,375,234	$25.91
Granted	12,975,548	32.84	5,137,727	33.70
Vested RSUs	—	—	(5,741,981)	17.09
Forfeited and expired	(2,176,832)	30.58	(1,878,958)	29.38
Exercised	(45,507,274)	27.26	—	—
Outstanding grants, December 31, 2013	64,930,540	$28.98	20,892,022	$29.94

The weighted average grant date fair value of RSUs granted during the years 2013, 2012 and 2011 was $33.70, $31.60 and $33.20 per share, respectively. For the years ended December 31, 2013, 2012 and 2011, the total grant date fair value of shares vested from RSU grants was $98 million, $120 million and $155 million, respectively.

Summarized information about stock options outstanding at December 31, 2013, is as follows:

	Stock Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding (Shares)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Number Exercisable (Shares)	Weighted Average Exercise Price per Share
$9.56 to 10.00	1,177	0.1	$9.56	1,177	$9.56
10.01 to 20.00	5,270,450	5.0	14.97	5,253,929	14.97
20.01 to 30.00	20,356,470	4.2	24.89	16,834,288	25.25
30.01 to 40.00	39,294,693	6.9	32.97	13,419,619	32.97
40.01 to 42.66	7,750	9.9	42.66	—	n/a
$9.56 to 42.66	64,930,540	5.9	$28.98	35,509,013	$26.65

During the years ended December 31, 2013, 2012 and 2011, the aggregate intrinsic value (i.e., the difference in the closing market price on the date of exercise and the exercise price paid by the optionee) of options exercised was $427 million, $244 million and $231 million, respectively.

Summarized information as of December 31, 2013, about outstanding stock options that are vested and expected to vest, as well as stock options that are currently exercisable, is as follows:

	Outstanding Stock Options (Fully Vested and Expected to Vest) (a)	Options Exercisable
Number of outstanding (shares)	63,552,430	35,509,013
Weighted average remaining contractual life (in years)	5.8	4.1
Weighted average exercise price per share	$28.90	$26.65
Intrinsic value (millions of dollars)	$954	$613
(a) Includes effects of expected forfeitures of approximately 1 million shares. Excluding the effects of expected forfeitures, the aggregate intrinsic value of stock options outstanding was $969 million.

As of December 31, 2013, the total future compensation cost related to equity awards not yet recognized in the Consolidated statements of income was $348 million, consisting of $109 million related to unvested stock options and $239 million related to unvested RSUs. The $348 million is expected to be recognized as follows: $173 million in 2014, $119 million in 2015, $50 million in 2016 and $6 million in 2017.

Director deferred compensation
Directors who retire or resign from the board may receive stock distributions for compensation they elected to defer. For these stock distributions, we issued treasury shares of 12,909 in 2013, 6,592 in 2012 and 8,061 in 2011. Director deferred stock activity during 2013 was as follows:

Director Deferred Stock (Shares)
Outstanding, December 31, 2012	129,033
New shares deferred	13,140
Issued	(12,909)
Outstanding , December 31, 2013	129,264

Employee stock purchase plan
Options outstanding under the employee stock purchase plan at December 31, 2013, had an exercise price of $36.64 per share, which is 85 percent of the fair market value of TI common stock on the date of automatic exercise. Of the total outstanding options, none were exercisable at year-end 2013.

Employee stock purchase plan transactions during 2013 were as follows:

	Employee Stock Purchase Plan (Shares)	Exercise Price
Outstanding grants, December 31, 2012	681,951	$27.47
Granted	2,190,291	32.37
Exercised	(2,386,834)	30.10
Outstanding grants, December 31, 2013	485,408	$36.64

The weighted average grant date fair value of options granted under the employee stock purchase plans during the years 2013, 2012 and 2011 was $5.71, $4.52 and $4.59 per share, respectively. During the years ended December 31, 2013, 2012 and 2011, the total intrinsic value of options exercised under these plans was $13 million, $13 million and $10 million, respectively.

Effect on shares outstanding and treasury shares
Our current practice is to issue shares of common stock from treasury shares upon exercise of stock options, distribution of director deferred compensation and vesting of RSUs. We settled stock option plan exercises and issued director deferred shares using treasury shares of 47,907,017 in 2013, 25,064,951 in 2012 and 27,308,311 in 2011; and previously unissued common shares of none in 2013, 180,955 in 2012 and 390,438 in 2011.

Upon vesting of RSUs, we issued treasury shares of 4,280,559 in 2013, 3,187,490 in 2012 and 3,748,623 in 2011; and previously unissued common shares of none in 2013, 4,593 in 2012, and 73,852 in 2011.

Shares available for future grants and reserved for issuance are summarized below:

	As of December 31, 2013
Shares	Long-term Incentive and Director Compensation Plans	Employee Stock Purchase Plan	Total
Reserved for issuance (a)	146,190,489	22,750,985	168,941,474
Shares to be issued upon exercise of outstanding options and RSUs	(85,951,826)	(485,408)	(86,437,234)
Available for future grants	60,238,663	22,265,577	82,504,240
(a) Includes 129,264 shares credited to directors’ deferred stock accounts that settle in shares of TI common stock. These shares are not included as grants outstanding at December 31, 2013.

Effect on cash flows
Cash received from the exercise of options was $1.314 billion in 2013, $523 million in 2012 and $690 million in 2011. The related net tax impact realized was $25 million, $56 million and $45 million, which includes excess tax benefits realized of $80 million, $38 million and $31 million, in 2013, 2012 and 2011, respectively.

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

We recognized $161 million, $96 million and $143 million of profit sharing expense under the TI Employee Profit Sharing Plan in 2013, 2012 and 2011, respectively.

7. Income taxes

Income before Income Taxes

	U.S.	Non-U.S.	Total
2013	$1,507	$1,247	$2,754
2012	319	1,616	1,935
2011	1,791	1,164	2,955

Provision (Benefit) for Income Taxes

	U.S. Federal	Non-U.S.	U.S. State	Total
2013:
Current	$291	$247	$4	$542
Deferred	17	33	—	50
Total	$308	$280	$4	$592

2012:
Current	$(108)	$156	$(2)	$46
Deferred	65	65	—	130
Total	$(43)	$221	$(2)	$176

2011:
Current	$518	$138	$8	$664
Deferred	20	24	11	55
Total	$538	$162	$19	$719

To conform with current period reporting, we reclassified $571 million of 2012 prepaid taxes associated with intercompany profit in ending inventory from Current assets: Deferred income taxes to Prepaid expenses and other current assets on the Consolidated balance sheets.

In the Provision (Benefit) for Income Taxes table above, this change resulted in a reclassification of approximately $65 million and $174 million for 2012 and 2011, respectively, from the deferred provision to the current provision.

Principal reconciling items from income tax computed at the statutory federal rate follow:

	2013	2012	2011
Computed tax at statutory rate	$964	$677	$1,034
Non-U.S. effective tax rates	(156)	(345)	(245)
U.S. R&D tax credit	(129)	—	(58)
U.S. tax benefit for manufacturing	(66)	(158)	(31)
Impact of changes to uncertain tax positions	(14)	(88)	—
Non-deductible expenses	13	42	27
Other	(20)	48	(8)
Total provision for income taxes	$592	$176	$719

The total provision for 2013 in the reconciliation above includes $79 million of discrete tax benefits primarily for the reinstatement of the U.S. R&D tax credit retroactive to 2012. Included in the Non-U.S. effective tax rates reconciling item are tax benefits from tax holidays of $40 million, $51 million and $18 million in 2013, 2012 and 2011, respectively. The tax benefits relate to our operations in Malaysia and the Philippines, and expire in 2018 and 2017, respectively. The total provision for 2012 includes $252 million of discrete tax benefits primarily for additional U.S. tax benefits for manufacturing related to the years 2000 through 2011.

The primary components of deferred income tax assets and liabilities were as follows:

	December 31,
	2013	2012
Deferred income tax assets:
Deferred loss and tax credit carryforwards	$345	$382
Accrued expenses	265	331
Stock-based compensation	262	366
Postretirement benefit costs recognized in AOCI	262	357
Inventories and related reserves	162	163
Other	175	209
	1,471	1,808
Valuation allowance	(219)	(221)
	1,252	1,587
Deferred income tax liabilities:
Acquisition-related intangibles and fair-value adjustments	(804)	(921)
Accrued retirement costs for defined benefit and retiree health care	(211)	(243)
International earnings	(121)	(102)
Property, plant and equipment	(57)	(131)
Other	(8)	(11)
	(1,201)	(1,408)
Net deferred income tax asset	$51	$179

The deferred income tax assets and liabilities based on tax jurisdictions are presented on the Consolidated balance sheets as follows:

	December 31,
	2013	2012
Current deferred income tax assets	$393	$473
Noncurrent deferred income tax assets	207	280
Current deferred income tax liabilities	(1)	(2)
Noncurrent deferred income tax liabilities	(548)	(572)
Net deferred income tax asset	$51	$179

We make an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. This assessment is based on our evaluation of relevant criteria, including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, taxable income in prior carryback years and expectations for future taxable income. In 2013, we recognized a net decrease of $2 million in our valuation allowance, due to valuation allowances on unutilized tax credits.

We have U.S. and non-U.S. tax loss carryforwards of approximately $124 million, none of which will expire before the year 2023.

A provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from these subsidiaries are expected to result in additional tax liability. The remaining undistributed earnings of approximately $6.87 billion at December 31, 2013, have been indefinitely reinvested outside of the U.S.; therefore, no U.S. tax provision has been made for taxes due upon remittance of these earnings. The indefinitely reinvested earnings of our non-U.S. subsidiaries are primarily invested in tangible assets such as inventory and property, plant and equipment. Determination of the amount of unrecognized deferred income tax liability is not practical because of the complexities associated with its hypothetical calculation.

Cash payments made for income taxes, net of refunds, were $569 million, $171 million and $902 million for the years ended December 31, 2013, 2012 and 2011, respectively.

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

The changes in the total amounts of uncertain tax positions are summarized as follows:

	2013	2012	2011
Balance, January 1	$184	$210	$103
Additions based on tax positions related to the current year	7	12	15
Additions from the acquisition of National	—	—	132
Additions for tax positions of prior years	19	45	3
Reductions for tax positions of prior years	(10)	(92)	(39)
Settlements with tax authorities	(96)	39	(4)
Expiration of the statute of limitations for assessing taxes	(13)	(30)	—
Balance, December 31	$91	$184	$210

Interest income (expense) recognized in the year ended December 31	$(10)	$32	$1

Interest payable (receivable) as of December 31	$5	$(8)	$3

The liability for uncertain tax positions and the interest payable are components of Deferred credits and other liabilities on our December 31, 2013, Consolidated balance sheets.

All of the $91 million liability for uncertain tax positions as of December 31, 2013, are positions that, if recognized, would impact the tax rate. If these tax liabilities are ultimately realized, $76 million of existing deferred tax assets would also be realized, related to refunds from counterparty jurisdictions resulting from procedures for relief from double taxation. Regarding the $91 million liability:

•
About $55 million of the liability represents uncertain tax positions for tax years in jurisdictions in which audit assessments have not been made. The liability is primarily related to transfer pricing issues for which procedures for relief from double taxation will mitigate the tax rate impact of any difference between the actual tax assessments and our estimates. The increase in the liability for transfer pricing issues for the next 12 months is expected to be about $6 million.

•
About $36 million of the liability represents audit assessments subject to ongoing procedures for relief from double taxation. Settlement of the $36 million is subject to timely completion of the tax treaty processes and some portion of that liability may be settled within the next 12 months. Settlement would not have a significant tax rate impact, as the tax rates of the counterparty jurisdictions are similar.

Within the $184 million liability for uncertain tax positions as of December 31, 2012, are uncertain tax positions totaling $159 million that, if recognized, would impact the tax rate. If these tax liabilities are ultimately realized, $78 million of deferred tax assets would also be realized, primarily related to refunds from counterparty jurisdictions resulting from procedures for relief from double taxation.

As of December 31, 2013, the statute of limitations remains open for U.S. federal tax returns for 2010 and following years. Audit activities related to our U.S. federal tax returns through 2009 have been completed except for certain pending tax treaty procedures for relief from double taxation and the review of refunds claimed on amended returns for years prior to 2010. The procedures for relief from double taxation pertain to U.S. federal tax returns for the years 2004 through 2009.

In non-U.S. jurisdictions, the years open to audit represent the years still open under the statute of limitations. With respect to major jurisdictions outside the U.S., our subsidiaries are no longer subject to income tax audits for years before 2006.

8. Financial instruments and risk concentration

Financial instruments
We hold derivative financial instruments such as forward foreign currency exchange contracts and interest rate swaps, the fair value of which was not material as of December 31, 2013. Our forward foreign currency exchange contracts outstanding as of December 31, 2013, had a notional value of $459 million to hedge our non-U.S. dollar net balance sheet exposures, including $211 million to sell Japanese yen, $120 million to sell euros and $33 million to sell British pound sterling. Prior to the second quarter of 2013, we also held interest rate swaps. See Note 12 for more details.

Our investments in cash equivalents, short-term investments and certain long-term investments, as well as our postretirement plan assets and deferred compensation liabilities, are carried at fair value. The carrying values for other current financial assets and liabilities, such as accounts receivable and accounts payable, approximate fair value due to the short maturity of such instruments. The carrying value of our long-term debt approximates the fair value as measured using broker-dealer quotes, which are Level 2 inputs. See Note 9 for a description of fair value and the definition of Level 2 inputs.

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

Details of these Accounts receivable allowances are as follows:

Accounts Receivable Allowances	Balance at Beginning of Year	Additions Charged (Credited) to Operating Results	Recoveries and Write-offs, Net	Balance at End of Year
2013	$31	$(9)	$—	$22
2012	19	12	—	31
2011	18	1	—	19

9. Valuation of debt and equity investments and certain liabilities

Debt and equity investments
We classify our investments as available for sale, trading, equity method or cost method. Most of our investments are classified as available for sale.

Available-for-sale and trading securities are stated at fair value, which is generally based on market prices, broker quotes or, when necessary, financial models. See fair-value discussion below. Unrealized gains and losses on available-for-sale securities are recorded as an increase or decrease, net of taxes, in AOCI on our Consolidated balance sheets. We record other-than-temporary impairments on available-for-sale securities in OI&E in our Consolidated statements of income.

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

Details of our investments are as follows:

	December 31, 2013			December 31, 2012
	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
Measured at fair value:
Available-for-sale securities
Money market funds	$500	$—	$—	$211	$—	$—
Corporate obligations	123	217	—	188	325	—
U.S. Government agency and Treasury securities	787	1,985	—	795	2,224	—
Trading securities
Mutual funds	—	—	179	—	—	159
Total	1,410	2,202	179	1,194	2,549	159

Other measurement basis:
Equity-method investments	—	—	24	—	—	34
Cost-method investments	—	—	13	—	—	22
Cash on hand	217	—	—	222	—	—
Total	$1,627	$2,202	$216	$1,416	$2,549	$215

At December 31, 2013 and 2012, we had no significant unrealized gains or losses associated with our available-for-sale investments. We did not recognize any credit losses related to available-for-sale investments for the years ended December 31, 2013 and 2012. During the third quarter of 2012, we sold all of our remaining investments in auction-rate securities.

For the years ended December 31, 2013, 2012 and 2011, the proceeds from sales, redemptions and maturities of short-term available-for-sale investments were $4.25 billion, $2.20 billion and $3.55 billion, respectively. Gross realized gains and losses from these sales were not significant.

The following table presents the aggregate maturities of investments in debt securities classified as available for sale at
December 31, 2013:

Due	Fair Value
One year or less	$3,472
One to three years	140

Gross realized gains and losses from sales of long-term investments were not significant for 2013, 2012 or 2011. Other-than-temporary declines and impairments in the values of these investments recognized in OI&E were $5 million, $7 million and $2 million in 2013, 2012 and 2011, respectively.

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
Level 2 –
Uses inputs other than Level 1 that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Our Level 2 assets consist of corporate obligations and some U.S. government agency and Treasury securities. We utilize a third-party data service to provide Level 2 valuations. We verify these valuations for reasonableness relative to unadjusted quotes obtained from brokers or dealers based on observable prices for similar assets in active markets.

Level 3 –
Uses inputs that are unobservable, supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models that utilize management estimates of market participant assumptions.

The following are our assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2013 and 2012. We had no Level 3 assets or liabilities as of December 31, 2013 or 2012. These tables do not include cash on hand, assets held by our postretirement plans, or assets and liabilities that are measured at historical cost or any basis other than fair value.

	Fair Value December 31, 2013	Level 1	Level 2
Assets
Money market funds	$500	$500	$—
Corporate obligations	340	—	340
U.S. Government agency and Treasury securities	2,772	2,107	665
Mutual funds	179	179	—
Total assets	$3,791	$2,786	$1,005

Liabilities
Deferred compensation	$197	$197	$—
Total liabilities	$197	$197	$—

	Fair Value December 31, 2012	Level 1	Level 2
Assets
Money market funds	$211	$211	$—
Corporate obligations	513	—	513
U.S. Government agency and Treasury securities	3,019	1,145	1,874
Mutual funds	159	159	—
Total assets	$3,902	$1,515	$2,387

Liabilities
Deferred compensation	$174	$174	$—
Total liabilities	$174	$174	$—

The following table summarizes the change in the fair values for Level 3 assets, reflecting the sale of our remaining investments in auction-rate securities in the third quarter of 2012:

Level 3
Auction-rate Securities
Balance, December 31, 2011	$134
Change in unrealized loss – included in AOCI	13
Redemptions	(84)
Sales	(63)
Balance, September 30, 2012	$—

10. Goodwill and acquisition-related intangibles

The following table summarizes the changes in goodwill by segment for the years ended December 31, 2013 and 2012.

	Analog	Embedded Processing	Other	Total
Goodwill, December 31, 2011	$4,158	$172	$122	$4,452
Impairment during 2012	—	—	(90)	(90)
Goodwill, December 31, 2012 and 2013	$4,158	$172	$32	$4,362

We performed our annual goodwill impairment test as of October 1, 2013, and determined the fair value of each of our reporting units was in excess of its carrying value. Determination of fair value was based upon management estimates and judgment, using unobservable inputs in discounted cash flow models to calculate the fair value of each reporting unit. These unobservable inputs are considered Level 3 measurements. In conjunction with the restructuring action related to the Embedded Processing segment as discussed in Note 3, we performed an interim qualitative assessment of its goodwill in the fourth quarter of 2013. As a result, we determined no impairment was indicated.

In November 2012, as a result of unsuccessful efforts to divest certain Wireless product lines and the subsequent decision to restructure and wind down those product lines, we reassessed the recoverability of the goodwill associated with the former Wireless segment. We determined its fair value, using a discounted cash flow analysis, was less than the carrying amount and, therefore, performed the required second step of the impairment analysis to determine the amount of the impairment charge. We deducted the fair value of the former Wireless segment from the total of the estimated fair values of the segment’s identifiable assets and liabilities, including intangible assets with no carrying value. This calculation resulted in an implied negative fair value of goodwill. As a result, we recognized a non-cash, non-tax deductible impairment charge of $90 million for all the associated goodwill of the former Wireless segment. We recognized this impairment in Restructuring charges/other in the Consolidated statements of income, as discussed in Note 3. There was no impairment of goodwill during 2011 or 2013. As of December 31, 2013, the accumulated impairment of goodwill was $90 million.

The components of acquisition-related intangible assets as of December 31, 2013 and 2012, are as follows:

		December 31, 2013			December 31, 2012
	Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Acquisition-related intangibles:
Developed technology	5 - 10	$2,157	$526	$1,631	$2,145	$312	$1,833
Customer relationships	5 - 8	821	239	582	821	137	684
Other intangibles	5	5	3	2	46	36	10
In-process R&D	(a)	8	n/a	8	31	n/a	31
Total		$2,991	$768	$2,223	$3,043	$485	$2,558
(a) In-process R&D is not amortized until the associated project has been completed. Alternatively, if the associated project is determined not to be viable, it is expensed.

Amortization of acquisition-related intangibles was $336 million, $342 million and $111 million for 2013, 2012 and 2011, respectively, primarily related to developed technology. Fully amortized assets are written off against accumulated amortization. Future estimated amortization of acquisition-related intangibles for the years ended December 31 is as follows:

2014	$321
2015	319
2016	319
2017	318
2018	318
Thereafter	628

11. Postretirement benefit plans

Plan descriptions
We have various employee retirement plans including defined benefit, defined contribution and retiree health care benefit plans. For qualifying employees, we offer deferred compensation arrangements.

U.S. retirement plans:
Our principal retirement plans in the U.S. are qualified and non-qualified defined benefit pension plans, all of which were closed to new participants after November 1997; a defined contribution plan; and an enhanced defined contribution plan. The defined benefit pension plans include employees still accruing benefits as well as employees and participants who no longer accrue service-related benefits, but instead, may participate in the enhanced defined contribution plan.

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

At December 31, 2013 and 2012, as a result of employees’ elections, TI’s U.S. defined contribution plans held shares of TI common stock totaling 15 million shares and 20 million shares valued at $678 million and $610 million, respectively. Dividends paid on these shares for 2013 and 2012 were $18 million and $16 million, respectively.

Our aggregate expense for the U.S. defined contribution plans was $62 million in 2013, $70 million in 2012 and $55 million in 2011.

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

As of December 31, 2013 and 2012, as a result of employees’ elections, TI’s non-U.S. defined contribution plans held TI common stock valued at $15 million and $13 million, respectively. Dividends paid on these shares of TI common stock for 2013 and 2012 were not material.

Effect on the statements of income and balance sheets
Expense related to defined benefit and retiree health care benefit plans was as follows:

	U.S. Defined Benefit			U.S. Retiree Health Care			Non-U.S. Defined Benefit
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Service cost	$26	$24	$22	$5	$5	$4	$41	$45	$41
Interest cost	45	44	46	20	25	25	61	75	69
Expected return on plan assets	(48)	(50)	(45)	(24)	(23)	(21)	(67)	(78)	(83)
Amortization of prior service cost (credit)	1	1	1	4	3	2	(3)	(4)	(4)
Recognized net actuarial loss	21	16	23	11	13	13	31	41	40
Net periodic benefit costs	45	35	47	16	23	23	63	79	63

Settlement losses (a) (b)	41	—	—	—	—	—	4	193	—
Curtailment losses (gains)	—	—	—	—	(1)	5	(7)	—	2
Special termination benefit losses (gains) (b)	—	(1)	4	—	—	—	—	(337)	—
Total, including other postretirement losses (gains)	$86	$34	$51	$16	$22	$28	$60	$(65)	$65
(a) Includes non-restructuring- and restructuring-related settlement losses.
(b) Transfer of Japan substitutional pension in 2012: In Japan, we maintain employee pension fund plans (EPFs) pursuant to the Japanese Welfare Pension Insurance Law (JWPIL). An EPF consists of two portions: a substitutional portion based on JWPIL-determined minimum old-age pension benefits similar to Social Security benefits in the United States and a corporate portion established at the discretion of each employer. Employers and employees are exempt from contributing to the Japanese Pension Insurance (JPI) if the substitutional portion is funded by an EPF.

The JWPIL was amended to permit each EPF to separate the substitutional portion and transfer those obligations and related assets to the government of Japan. After such a transfer, the employer is required to contribute periodically to JPI, and the government of Japan is responsible for future benefit payments relating to the substitutional portion.

During the third quarter of 2012, our EPF received final approval for such a separation and transferred the obligations and assets of its substitutional portion to the government of Japan. On a pre-tax basis, this resulted in a net gain of $144 million recorded in Restructuring charges/other on our Consolidated statements of income and included in Other, as shown in Note 3. This net gain of $144 million consisted of two parts - a gain of $337 million, representing the difference between the fair values of the obligations settled of $533 million and the assets transferred from the pension trust to the government of Japan of $196 million, offset by a settlement loss of $193 million related to the recognition of previously unrecognized actuarial losses included in AOCI.

For the U.S. qualified pension and retiree health care plans, the expected return on plan assets component of net periodic benefit cost is based upon a market-related value of assets. In accordance with U.S. GAAP, the market-related value of assets is the fair value adjusted by a smoothing technique whereby certain gains and losses are phased in over a period of three years.

Changes in the benefit obligations and plan assets for the defined benefit and retiree health care benefit plans were as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit
	2013	2012	2013	2012	2013	2012
Change in plan benefit obligation:
Benefit obligation at beginning of year	$1,098	$959	$509	$521	$2,414	$2,748
Service cost	26	24	5	5	41	45
Interest cost	45	44	20	25	61	75
Participant contributions	—	—	18	17	1	1
Benefits paid	(9)	(45)	(47)	(47)	(81)	(83)
Medicare subsidy	—	—	3	5	—	—
Actuarial (gain) loss	(27)	116	(36)	(17)	96	222
Settlements	(178)	—	—	—	(30)	(533)
Curtailments	—	1	—	(1)	(28)	—
Special termination benefit losses (gains)	—	(1)	—	—	—	—
Plan amendments	—	—	—	1	—	—
Effects of exchange rate changes	—	—	—	—	(237)	(61)
Other	—	—	—	—	39	—
Benefit obligation at end of year (BO)	$955	$1,098	$472	$509	$2,276	$2,414

Change in plan assets:
Fair value of plan assets at beginning of year	$1,071	$914	$517	$431	$2,218	$2,211
Actual return on plan assets	1	95	41	37	201	207
Employer contributions (funding of qualified plans)	43	104	—	78	62	134
Employer contributions (payments for non-qualified plans)	13	3	—	—	—	—
Participant contributions	—	—	18	17	1	1
Benefits paid	(9)	(45)	(45)	(46)	(81)	(83)
Settlements	(178)	—	—	—	(30)	(196)
Effects of exchange rate changes	—	—	—	—	(232)	(56)
Other	—	—	(46)	—	40	—
Fair value of plan assets at end of year (FVPA)	$941	$1,071	$485	$517	$2,179	$2,218

Funded status (FVPA – BO) at end of year	$(14)	$(27)	$13	$8	$(97)	$(196)

Amounts recognized on the balance sheet as of December 31, 2013, were as follows:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	$44	$16	$70	$130
Accrued expenses and other liabilities	(7)	—	(5)	(12)
Underfunded retirement plans	(51)	(3)	(162)	(216)
Funded status (FVPA – BO) at end of year	$(14)	$13	$(97)	$(98)

Amounts recognized on the balance sheet as of December 31, 2012, were as follows:

	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit	Total
Overfunded retirement plans	$34	$12	$22	$68
Accrued expenses and other liabilities	(8)	—	(6)	(14)
Underfunded retirement plans	(53)	(4)	(212)	(269)
Funded status (FVPA – BO) at end of year	$(27)	$8	$(196)	$(215)

Contributions to the plans meet or exceed all minimum funding requirements. We expect to contribute about $50 million to our retirement benefit plans in 2014. The amounts shown for underfunded U.S. defined benefit plans were for non-qualified pension plans. We do not fund these non-qualified plans because contributions to them are not tax deductible until the benefit is actually paid to the employee. As of December 31, 2013 and 2012, the unfunded benefit obligations of the U.S. non-qualified plans were $58 million and $61 million, respectively.

Accumulated benefit obligations, which are generally less than the projected benefit obligations as they exclude the impact of future salary increases, were $882 million and $1.01 billion at year-end 2013 and 2012, respectively, for the U.S. defined benefit plans, and $2.12 billion and $2.23 billion at year-end 2013 and 2012, respectively, for the non-U.S. defined benefit plans.

The amounts recorded in AOCI for the years ended December 31, 2013 and 2012, are detailed below by plan type:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit		Total
	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost	Net Actuarial Loss	Prior Service Cost
AOCI balance, December 31, 2012, net of taxes	$176	$(1)	$112	$13	$413	$(19)	$701	$(7)
Changes in AOCI by category in 2013:
Adjustments	20	—	(53)	—	(132)	4	(165)	4
Reclassification to Net income	(62)	(1)	(11)	(4)	(35)	10	(108)	5
Tax expense (benefit)	15	—	23	1	59	(4)	97	(3)
Total change to AOCI in 2013	(27)	(1)	(41)	(3)	(108)	10	(176)	6
AOCI balance, December 31, 2013, net of taxes	$149	$(2)	$71	$10	$305	$(9)	$525	$(1)

The estimated amounts of net actuarial loss and unrecognized prior service cost (credit) included in AOCI as of December 31, 2013, that are expected to be amortized into net periodic benefit cost over the next fiscal year are: $26 million and $1 million for the U.S. defined benefit plans; $7 million and $4 million for the U.S. retiree health care plan; and $26 million and ($2) million for the non-U.S. defined benefit plans.

Information on plan assets
We report and measure the plan assets of our defined benefit pension and other postretirement plans at fair value. The tables below set forth the fair value of our plan assets as of December 31, 2013 and 2012, using the same three-level hierarchy of fair-value inputs described in Note 9.

	Fair Value December 31, 2013	Level 1	Level 2	Level 3
Assets of U.S. defined benefit plan
Money market collective trusts	$27	$—	$27	$—
U.S. Government agency and Treasury securities	208	—	208	—
U.S. bond funds	372	—	372	—
U.S. equity funds and option collars	217	—	217	—
International equity funds	80	—	80	—
Limited partnerships	37	—	—	37
Total	$941	$—	$904	$37

Assets of U.S. retiree health care plan
Money market collective trusts	$45	$—	$45	$—
U.S. bond funds	193	193	—	—
U.S. equity funds and option collars	176	—	176	—
International equity funds	71	—	71	—
Total	$485	$193	$292	$—

Assets of non-U.S. defined benefit plans
Cash and money market collective trusts	$46	$44	$2	$—
Local market bond funds	1,065	353	712	—
International/global bond funds	410	—	410	—
Local market equity funds	114	6	108	—
International/global equity funds	536	—	536	—
Other investments	8	—	—	8
Total	$2,179	$403	$1,768	$8

	Fair Value December 31, 2012	Level 1	Level 2	Level 3
Assets of U.S. defined benefit plan
Money market collective trusts	$119	$—	$119	$—
U.S. Government agency and Treasury securities	247	—	247	—
U.S. bond funds	368	—	368	—
U.S. equity funds and option collars	219	—	219	—
International equity funds	81	—	81	—
Limited partnerships	37	—	—	37
Total	$1,071	$—	$1,034	$37

Assets of U.S. retiree health care plan
Money market collective trusts	$49	$—	$49	$—
U.S. bond funds	205	205	—	—
U.S. equity funds and option collars	197	46	151	—
International equity funds	66	—	66	—
Total	$517	$251	$266	$—

Assets of non-U.S. defined benefit plans
Cash and money market collective trusts	$133	$88	$45	$—
Local market bond funds	942	183	759	—
International/global bond funds	343	19	324	—
Local market equity funds	204	20	184	—
International/global equity funds	564	—	564	—
Other investments	32	—	13	19
Total	$2,218	$310	$1,889	$19

The investments in our major benefit plans largely consist of low-cost, broad-market index funds to mitigate risks of concentration within market sectors. Our investment policy is designed to better match the interest rate sensitivity of the plan assets and liabilities. The appropriate mix of equity and bond investments is determined primarily through the use of detailed asset-liability modeling studies that look to balance the impact of changes in the discount rate against the need to provide asset growth to cover future service cost. Most of our plans around the world have a greater proportion of fixed income securities with return characteristics that are more closely aligned with changes in the liabilities caused by discount rate volatility. For the U.S. plans, we utilize an option collar strategy to reduce the volatility of returns on investments in U.S. equity funds.

The only Level 3 assets in our worldwide benefit plans are certain private equity limited partnerships in our U.S. pension plan and a diversified property fund in a non-U.S. pension plan. These investments are valued using inputs from the fund managers and internal models. The following table summarizes the change in the fair values for Level 3 plan assets for the years ending December 31, 2013 and 2012:

	Level 3 Plan Assets
	U.S. Defined Benefit	Non-U.S. Defined Benefit
Balance, December 31, 2011	$35	$18
Redemptions	(2)	—
Unrealized gain	4	1
Balance, December 31, 2012	37	19
Redemptions	—	(10)
Unrealized loss	—	(1)
Balance, December 31, 2013	$37	$8

Assumptions and investment policies

	Defined Benefit		U.S. Retiree Health Care
	2013	2012	2013	2012
Weighted average assumptions used to determine benefit obligations:
U.S. discount rate	5.11%	4.16%	4.83%	3.97%
Non-U.S. discount rate	3.01%	2.80%

U.S. average long-term pay progression	3.50%	3.50%
Non-U.S. average long-term pay progression	3.11%	3.10%

Weighted average assumptions used to determine net periodic benefit cost:
U.S. discount rate	4.59%	4.92%	3.94%	4.86%
Non-U.S. discount rate	2.74%	2.88%

U.S. long-term rate of return on plan assets	5.25%	6.00%	4.75%	5.50%
Non-U.S. long-term rate of return on plan assets	3.34%	3.83%

U.S. average long-term pay progression	3.60%	3.50%
Non-U.S. average long-term pay progression	3.01%	3.17%

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

The table below shows target allocation ranges for the plans that hold a substantial majority of the defined benefit assets.

Asset Category	U.S. Defined Benefit	U.S. Retiree Health Care	Non-U.S. Defined Benefit
Equity securities	35%	50%	0% - 40%
Fixed income securities and cash equivalents	65%	50%	60% - 100%

We intend to rebalance the plans’ investments when they are not within the target allocation ranges. Additional contributions are invested consistent with the target ranges and may be used to rebalance the portfolio. The investment allocations and individual investments are chosen with regard to the duration of the obligations of each plan. About half of the assets in the retiree health care benefit plan are invested in a series of Voluntary Employee Benefit Association trusts.

Weighted average asset allocations as of December 31, are as follows:

	U.S. Defined Benefit		U.S. Retiree Health Care		Non-U.S. Defined Benefit
Asset Category	2013	2012	2013	2012	2013	2012
Equity securities	35%	31%	51%	51%	30%	36%
Fixed income securities	62%	58%	40%	40%	68%	58%
Cash equivalents	3%	11%	9%	9%	2%	6%

None of the plan assets related to the defined benefit pension plans and retiree health care benefit plan are directly invested in TI common stock. As of December 31, 2013, we do not expect to return any of the defined benefit pension plans’ assets to TI in the next 12 months.

The following table shows the benefits we expect to pay to participants from the plans in the next ten years. Almost all of the payments will be made from plan assets and not from company assets.

	U.S. Defined Benefit	U.S. Retiree Health Care	Medicare Subsidy	Non-U.S. Defined Benefit
2014	$208	$36	$(4)	$81
2015	102	37	(4)	84
2016	105	39	(4)	86
2017	104	40	(5)	91
2018	101	41	(5)	94
2019 - 2023	421	196	(13)	521

Assumed health care cost trend rates for the U.S. retiree health care plan at December 31 are as follows:

	2013	2012
Assumed health care cost trend rate for next year	7.0%	7.0%
Ultimate trend rate	5.0%	5.0%
Year in which ultimate trend rate is reached	2022	2018

A one percentage point increase or decrease in health care cost trend rates over all future periods would have increased or decreased the accumulated postretirement benefit obligation for the U.S. retiree health care plan at December 31, 2013, by $22 million or $18 million, respectively. The service cost and interest cost components of 2013 plan expense would have increased or decreased by $2 million or $1 million, respectively.

Deferred compensation arrangements
We have a deferred compensation plan that allows U.S. employees whose base salary and management responsibility exceed a certain level to defer receipt of a portion of their cash compensation. Payments under this plan are made based on the participant’s distribution election and plan balance. Participants can earn a return on their deferred compensation based on notional investments in the same investment funds that are offered in our defined contribution plans. In connection with the National acquisition, we assumed its deferred compensation plan, consisting of obligations and matching assets held in a Rabbi trust.

As of December 31, 2013, our liability to participants of the deferred compensation plans was $197 million and is recorded in Deferred credits and other liabilities on our Consolidated balance sheets. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. Except for the Rabbi trust assets of $37 million, no other assets are held in trust for the deferred compensation plans and so we remain liable to the participants. To serve as an economic hedge against changes in fair values of this liability, we invest in similar mutual funds that are recorded in Long-term investments. We record changes in the fair value of the liability and the related investment in SG&A as discussed in Note 9.

12. Debt and lines of credit

Short-term borrowings
We maintain a line of credit to support commercial paper borrowings, if any, and to provide additional liquidity through bank loans. As of December 31, 2013, we had a variable-rate revolving credit facility from a consortium of investment-grade banks that allows us to borrow up to $2 billion through March 2018. The interest rate on borrowings under this credit facility, if drawn, is indexed to the applicable London Interbank Offered Rate (LIBOR). As of December 31, 2013, our credit facility was undrawn and we had no commercial paper outstanding.

Long-term debt
In May 2013, we issued an aggregate principal amount of $1.0 billion of fixed-rate long-term debt, with $500 million due in 2018 and $500 million due in 2023. We also incurred $6 million of issuance and other related costs that are being amortized to Interest and debt expense over the term of the debt. The proceeds of the offering were $986 million, net of the original issuance discount and were used toward the repayment of $1.5 billion of maturing debt, including floating-rate notes. In connection with this repayment, we settled a floating-to-fixed interest rate swap, associated with the maturing debt.

In August 2012, we issued an aggregate principal amount of $1.5 billion of fixed-rate long-term debt, with $750 million due in 2015 and $750 million due in 2019. The proceeds of the offering were $1.492 billion, net of the original issuance discount. We also incurred $7 million of issuance and other related costs that are being amortized to Interest and debt expense over the term of the debt.

Long-term debt outstanding as of December 31, 2013 and 2012 is as follows:

	December 31,
	2013	2012
Floating-rate notes due 2013 (swapped to a 0.922% fixed rate)	$—	$1,000
Notes due 2013 at 0.875%	—	500
Notes due 2014 at 1.375%	1,000	1,000
Notes due 2015 at 3.95% (assumed with National acquisition)	250	250
Notes due 2015 at 0.45%	750	750
Notes due 2016 at 2.375%	1,000	1,000
Notes due 2017 at 6.60% (assumed with National acquisition)	375	375
Notes due 2018 at 1.00%	500	—
Notes due 2019 at 1.65%	750	750
Notes due 2023 at 2.25%	500	—
	5,125	5,625

Net unamortized premium	33	61
Current portion of long-term debt	(1,000)	(1,500)
Long-term debt	$4,158	$4,186

Interest and debt expense was $95 million in 2013, $85 million in 2012 and $42 million in 2011. This was net of the amortization of the debt premium and other debt issuance costs. Cash payments for interest on long-term debt were $102 million in 2013, $97 million in 2012 and $54 million in 2011. Capitalized interest was not material.

13. Commitments and contingencies

Operating leases
We conduct certain operations in leased facilities and also lease a portion of our data processing and other equipment. In addition, certain long-term supply agreements to purchase industrial gases are accounted for as operating leases. Lease agreements frequently include purchase and renewal provisions and require us to pay taxes, insurance and maintenance costs. Rental and lease expense incurred was $120 million, $124 million and $109 million in 2013, 2012 and 2011, respectively.

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

As of December 31, 2013, we had committed to make the following minimum payments under our non-cancellable operating leases, capitalized software licenses and purchase commitments:

	Operating Leases	Capitalized Software Licenses	Purchase Commitments
2014	$96	$44	$102
2015	81	43	46
2016	60	26	31
2017	44	—	24
2018	32	—	8
Thereafter	100	—	22

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

Discontinued operations indemnity
In connection with the 2006 sale of the former Sensors & Controls (S&C) business, we have agreed to indemnify Sensata Technologies, Inc., for specified litigation matters and certain liabilities, including environmental liabilities. In a settlement with a third party, we have agreed to indemnify that party for certain events relating to S&C products, which events we consider remote. We believe our total remaining potential exposure from both of these indemnities will not exceed $200 million. As of December 31, 2013, we believe future payments related to these indemnity obligations will not have a material effect on our financial condition, results of operations or liquidity.

14. Stockholders’ equity

We are authorized to issue 10,000,000 shares of preferred stock. No preferred stock is currently outstanding.

Treasury shares acquired in connection with the board-authorized stock repurchase program in 2013, 2012 and 2011 were 77,564,013 shares, 59,757,780 shares and 59,466,168 shares, respectively. As of December 31, 2013, $6.0 billion of stock repurchase authorizations remain, and no expiration date has been specified.

15. Supplemental financial information

Other Income (Expense), Net

	2013	2012	2011
Interest income	$10	$8	$11
Net gains on investments	18	18	6
Tax interest income (expense)	(10)	32	1
Other (a)	(1)	(11)	(13)
Total	$17	$47	$5
(a) Includes lease income of approximately $15 million per year, primarily from the purchaser of a former business. As of December 31, 2013, the aggregate amount of non-cancellable future lease payments to be received from these leases is $54 million. These leases contain renewal options. Other also includes miscellaneous non-operational items such as losses related to former businesses, including settlements in 2012 and 2011; gains and losses from currency exchange rate changes; and gains and losses from our derivative financial instruments, primarily forward foreign currency exchange contracts.

Prepaid Expenses and Other Current Assets

	December 31,
	2013	2012
Prepaid taxes on intercompany inventory profits (a)	$667	$571
Other prepaid expenses and current assets	196	234
Prepaid expenses and other current assets	$863	$805
(a) See Note 7 for additional details.

Property, Plant and Equipment at Cost

	Depreciable Lives (Years)	December 31,
		2013	2012
Land	—	$175	$189
Buildings and improvements	5 - 40	2,913	3,006
Machinery and equipment	3 - 10	3,468	3,696
Total		$6,556	$6,891

Accrued Expenses and Other Liabilities

	December 31,
	2013	2012
Severance and related expenses	$158	$217
Customer incentive programs and allowances	143	213
Property and other non-income taxes	108	127
Other	242	324
Total	$651	$881

Accumulated Other Comprehensive Income (Loss), Net of Taxes

	December 31,
	2013	2012
Postretirement benefit plans:
Net actuarial loss	$(525)	$(701)
Net prior service credit	1	7
Cash flow hedge derivative	(4)	(5)
Total	$(528)	$(699)

Details on amounts reclassified out of Accumulated other comprehensive income (loss), net of taxes to Net income
In conformance with ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, the table below details where reclassifications out of AOCI are recorded on the Consolidated statements of income.

Details about AOCI Components	2013	Related Statement of Income Line
Net actuarial gains (losses) of defined benefit plans (a)	$108	Pension expense (b)
Tax benefit (expense)	(37)	Provision for income taxes
Reclassification to Net income, net of taxes	$71	Net income

Prior service cost of defined benefit plans (c)	$(5)	Pension expense (b)
Tax benefit (expense)	2	Provision for income taxes
Reclassification to Net income, net of taxes	$(3)	Net income

Derivative instrument	$2	Interest and debt expense
Tax benefit (expense)	(1)	Provision for income taxes
Reclassification to Net income, net of taxes	$1	Net income

(a)	Equals the sum of Recognized net actuarial loss and Settlement losses as detailed in Note 11.

(b)	Pension expense is included in the computation of total employee benefit cost, which is allocated to COR, R&D, SG&A and Restructuring charges/other in the Consolidated statements of income.

(c)	Equals the sum of Amortization of prior service cost (credit) and Curtailment losses (gains), as detailed in Note 11.

16. Segment and geographic area data

Reportable segments
Our financial reporting structure is comprised of two reportable segments: Analog and Embedded Processing. These reportable segments represent groups of similar products that are combined on the basis of similar design and development requirements, product characteristics, manufacturing processes and distribution channels. A summary of each reportable segment follows:

•
Analog – Analog semiconductors change real-world signals – such as sound, temperature, pressure or images - by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as embedded processors. Analog semiconductors are also used to manage power in every electronic device, whether plugged into a wall or running off a battery. Analog includes the following major product lines: HVAL, Power, HPA and SVA.

•
Embedded Processing – Embedded Processing products are the “brains” of many electronic devices. Compared with general purpose microprocessors that perform many different tasks, embedded processors are designed to handle specific tasks and can be optimized for various combinations of performance, power and cost, depending on the application. The devices vary from simple, low-cost products used in electric toothbrushes to highly specialized, complex devices used in wireless basestation communications infrastructure equipment. Embedded Processing includes the following major product lines: Processors, Microcontrollers and Connectivity.

Other
Other includes other operating segments that neither meet the quantitative thresholds for individually reportable segments nor are they aggregated with other operating segments. These operating segments primarily include our smaller product lines, such as DLP® products, primarily used in projectors to create high-definition images; certain custom semiconductors known as application-specific integrated circuits (ASICs); and calculators. Additionally, Other includes royalties received for our patented technology that we license to other electronics companies and revenue from transitional supply agreements related to acquisitions and divestitures. We also include revenue and associated costs from our legacy wireless products, which were part of our former Wireless segment. The Wireless segment was eliminated effective January 1, 2013. To conform to this revised reporting structure, we filed a Form 8-K on May 3, 2013, to recast prior period segment information presented in our Form 10-K for the year ended December 31, 2012.

We also include in Other restructuring charges and certain acquisition-related charges, as these charges are not used in evaluating the results of or in allocating resources to our segments. Acquisition-related charges include certain fair-value adjustments, restructuring charges, transaction expenses, acquisition-related retention bonuses and amortization of intangible assets. Other also includes certain corporate-level items, such as litigation expenses, environmental costs and insurance proceeds. Except for these items, we allocate all of our expenses associated with corporate activities to our operating segments based on specific methodologies, such as percentage of operating expenses or headcount.

We use centralized manufacturing and support organizations, such as facilities, procurement and logistics, to provide products and support to our operating segments. Costs incurred by these organizations, including depreciation, are charged to the segments on a per-unit basis. Consequently, depreciation expense is not an independently identifiable component within the segments’ results and, therefore, is not provided. The assets and liabilities associated with our centralized operations are carried in Other.

With the exception of goodwill, we do not identify or allocate assets by operating segment, nor does the chief operating decision maker evaluate operating segments using discrete asset information. There was no significant intersegment revenue. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Segment information

	Analog	Embedded Processing	Other	Total
Revenue
2013	$7,194	$2,450	$2,561	$12,205
2012	6,998	2,257	3,570	12,825
2011	6,375	2,381	4,979	13,735
Operating profit
2013	$1,859	$185	$788	$2,832
2012	1,650	158	165	1,973
2011	1,693	387	912	2,992

Geographic area information
The following geographic area data include revenue, based on product shipment destination and royalty payor location, and property, plant and equipment, based on physical location:

	U.S.	Asia (a)	Europe	Japan	Rest of World	Total
Revenue
2013	$1,666	$7,370	$1,926	$1,072	$171	$12,205
2012	1,596	7,808	1,861	1,357	203	12,825
2011	1,468	8,619	1,822	1,462	364	13,735

Property, plant and equipment, net
2013	$1,765	$1,277	$196	$144	$17	$3,399
2012	1,931	1,547	241	174	19	3,912
2011	2,159	1,739	276	228	26	4,428

(a)	Revenue from products shipped into China, including Hong Kong, was $5.2 billion in 2013, $5.4 billion in 2012 and $5.8 billion in 2011.

Major customer
No customer accounts for 10 percent or more of 2013 or 2012 revenue. Sales to the Nokia group of companies, including sales to indirect contract manufacturers, accounted for 13 percent of our 2011 revenue. Revenue from sales to Nokia is reflected primarily in Other.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Instruments Incorporated and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 24, 2014, expressed an unqualified opinion thereon.

Dallas, Texas
February 24, 2014

REPORT BY MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of TI is responsible for establishing and maintaining effective internal control over financial reporting. TI’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles. There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) that occurred during the fourth quarter of 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

TI management assessed the effectiveness of internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria) in Internal Control - Integrated Framework.

Based on our assessment we believe that, as of December 31, 2013, our internal control over financial reporting is effective based on the COSO criteria.

TI’s independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on the effectiveness of our internal control over financial reporting, which immediately follows this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Texas Instruments Incorporated

We have audited Texas Instruments Incorporated’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Texas Instruments Incorporated’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report by management on internal control over financial reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Texas Instruments Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Instruments Incorporated and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013, and our report dated February 24, 2014, expressed an unqualified opinion thereon.

Dallas, Texas
February 24, 2014

	For Years Ended December 31,
Summary of Selected Financial Data	2013	2012	2011	2010	2009
[Millions of dollars, except share and per-share amounts]
Revenue	$12,205	$12,825	$13,735	$13,966	$10,427
Operating costs and expenses (a) (b)	9,373	10,852	10,743	9,452	8,436
Operating profit	2,832	1,973	2,992	4,514	1,991
Other income (expense), net (OI&E)	17	47	5	37	26
Interest and debt expense	95	85	42	—	—
Income before income taxes	2,754	1,935	2,955	4,551	2,017
Provision for income taxes	592	176	719	1,323	547
Net income	$2,162	$1,759	$2,236	$3,228	$1,470

Diluted earnings per common share	$1.91	$1.51	$1.88	$2.62	$1.15

Dividends declared per common share	$1.07	$0.72	$0.56	$0.49	$0.45
Average dilutive potential common shares outstanding during year, in millions	1,113	1,146	1,171	1,213	1,269

(a)	Includes Acquisition-related charges of $341 million in 2013, $471 million in 2012 and $426 million in 2011 associated with our 2011 acquisition of National.

(b)
Includes Restructuring charges/other, which net to a gain of $189 million, a charge of $264 million, a charge of $112 million, a gain of $111 million and a charge of $212 million in 2013, 2012, 2011, 2010 and 2009,respectively. The net gain of $189 million for 2013 includes a gain of $315 million from the transfer of wireless connectivity technology; the net charge of $264 million for 2012 includes a gain on the transfer of a Japan substitutional pension of $144 million; and the net gain of $111 million for 2010 includes a $144 million gain from the divestiture of a product line.

	December 31,
	2013	2012	2011	2010	2009
Working capital	$5,272	$4,800	$4,329	$5,079	$4,527
Property, plant and equipment, net	3,399	3,912	4,428	3,680	3,158
Total assets	18,938	20,021	20,497	13,401	12,119
Long-term debt	4,158	4,186	4,211	—	—
Stockholders’ equity	10,807	10,961	10,952	10,437	9,722

Number of:
Employees	32,209	34,151	34,759	28,412	26,584
Stockholders of record	17,213	18,128	19,733	20,525	24,190

	For Years Ended December 31,
	2013	2012	2011	2010	2009
Cash flows from operating activities	$3,384	$3,414	$3,256	$3,820	$2,643
Capital expenditures	412	495	816	1,199	753
Free cash flow (a)	2,972	2,919	2,440	2,621	1,890
Dividends paid	1,175	819	644	592	567
Stock repurchases	2,868	1,800	1,973	2,454	954
(a) Free cash flow is a non-GAAP measure derived by subtracting Capital expenditures from Cash flows from operating activities.

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

Overview

We design and make semiconductors that we sell to electronics designers and manufacturers all over the world. We began operations in 1930. We are incorporated in Delaware, headquartered in Dallas, Texas, and have design, manufacturing or sales operations in 35 countries. We have three segments: Analog, Embedded Processing and Other. We expect Analog and Embedded Processing to be our primary growth engines in the years ahead, and we therefore focus our resources on these segments.
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
We sell catalog and application-specific standard semiconductor products, both of which we market to multiple customers. Catalog products are designed for use by many customers and/or many applications and are sold through both distribution and direct channels. The vast majority of our catalog products are differentiated. We also sell catalog commodity products, but they account for a small percentage of our revenue. The life cycles of catalog products generally span multiple years, with some products continuing to sell for decades after their initial release. Application-specific standard products (ASSPs) are designed for use by a smaller number of customers and are targeted to a specific application. The life cycles of ASSPs are generally determined by end-equipment upgrade cycles and can be as short as 12 to 24 months, although some can be used across multiple generations of customers’ products.
Our segments represent groups of similar products that are combined on the basis of similar design and development requirements, product characteristics, manufacturing processes and distribution channels, and how management allocates resources and measures results. Additional information regarding each segment's products follows.
Analog
Analog semiconductors change real-world signals - such as sound, temperature, pressure or images - by conditioning them, amplifying them and often converting them to a stream of digital data that can be processed by other semiconductors, such as embedded processors. Analog semiconductors are also used to manage power in every electronic device, whether plugged into a wall or running off a battery. We estimate that we sell our Analog products to more than 100,000 customers. Our Analog products are used in many markets, particularly personal electronics and industrial.
Sales of our Analog products generated about 60 percent of our revenue in 2013. According to external sources, the worldwide market for analog semiconductors was about $40 billion in 2013. Our Analog segment's revenue in 2013 was $7.2 billion, or about 18 percent of this fragmented market, the leading position. We believe that we are well positioned to increase our market share over time.
Our Analog segment includes the following major product lines: High Volume Analog & Logic (HVAL), Power Management (Power), High Performance Analog (HPA) and Silicon Valley Analog (SVA).

HVAL products: These include high-volume integrated analog products for specific applications and high-volume catalog products. HVAL products support applications like automotive safety devices, touch screen controllers, low voltage motor drivers and integrated motor controllers.
Power products: These include both catalog products and ASSPs that help customers manage power in electronic systems. Our broad portfolio of Power products is designed to enhance the efficiency of powered devices using battery management solutions, portable power conversion devices, power supply controls and point-of-load products.

HPA products: These include catalog analog products that we market to many different customers who use them in manufacturing a wide range of products. HPA products include high-speed data converters, amplifiers, sensors, high reliability products, interface products and precision analog products that are typically used in systems that require high performance. HPA products generally have long life cycles, often more than 10 years.
SVA products: These include a broad portfolio of power management, data converter, interface and operational amplifier catalog analog products used in manufacturing a wide range of products. SVA products support applications like video and data interface products, electrical fault/arc detection systems and mobile lighting and display systems. SVA products generally have long life cycles, often more than 10 years. SVA consists primarily of products that we acquired through our purchase of National Semiconductor Corporation in 2011.
Embedded Processing
Embedded Processing products are the “brains” of many electronic devices. Embedded processors are designed to handle specific tasks and can be optimized for various combinations of performance, power and cost, depending on the application. The devices vary from simple, low-cost products used in electric toothbrushes to highly specialized, complex devices used in wireless basestation communications infrastructure equipment. Our Embedded Processing products are used in many markets, particularly industrial and automotive.
An important characteristic of our Embedded Processing products is that our customers often invest their own research and development (R&D) to write software that operates on our products. This investment tends to increase the length of our customer relationships because many customers prefer to re-use software from one product generation to the next.
Sales of Embedded Processing products generated about 20 percent of our revenue in 2013. According to external sources, the worldwide market for embedded processors was about $17 billion in 2013. Our Embedded Processing segment's revenue in 2013 was $2.4 billion. This was the number two position and represented about 14 percent of this fragmented market. We believe we are well positioned to increase our market share over time.
Our Embedded Processing segment includes the following major product lines: Processors, Microcontrollers and Connectivity.
Processor products: These include digital signal processors (DSPs) and applications processors. DSPs perform mathematical computations almost instantaneously to process or improve digital data. Applications processors run an industry-standard operating system and perform multiple complex tasks, often communicating with other systems.
Microcontroller products: Microcontrollers are self-contained systems with a processor core, memory and peripherals that are designed to control a set of specific tasks for electronic equipment. Microcontrollers tend to have minimal requirements for memory and program length, with no operating system and low software complexity. Analog components that control or interface with sensors and other systems are often integrated into microcontrollers.
Connectivity products: Connectivity products enable electronic devices to seamlessly connect and transfer data, and the requirements for speed, data capability, distance and power vary depending on the application. Our Connectivity products support many wireless technologies to meet these requirements, including low-power wireless network standards like Zigbee® and other technologies like Bluetooth®, WiFi and GPS. Our Connectivity products are usually designed into customer devices alongside our processor and microcontroller products, enabling data to be collected, transmitted and acted upon.
Other
Other includes revenue from our smaller product lines, such as DLP® (primarily used in projectors to create high-definition images), certain custom semiconductors known as application-specific integrated circuits (ASICs) and calculators. It includes royalties received for our patented technology that we license to other electronics companies and revenue from transitional supply agreements related to acquisitions and divestitures. We also include revenue from our baseband products and from our OMAPTM applications processors and connectivity products sold into smartphones and consumer tablets , all of which are product lines that we previously announced we are exiting and are collectively referred to as “legacy wireless products.” Revenue from legacy wireless products declined throughout the year, and our exit from these products is complete. Other generated $2.6 billion of revenue in 2013.
We also include in Other restructuring charges and certain acquisition-related charges, as these charges are not used in evaluating the results of or in allocating resources to our segments. Acquisition-related charges include certain fair-value adjustments, restructuring charges, transaction expenses, acquisition-related retention bonuses and amortization of intangible assets. Other also includes certain corporate-level items, such as litigation expenses, environmental costs, insurance proceeds, and assets and liabilities associated with our centralized operations, such as our worldwide manufacturing, facilities and procurement operations.
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
Seasonality
Our revenue is subject to some seasonal variation. Our semiconductor revenue tends to be weaker in the first and fourth quarters when compared to the second and third quarters. Calculator revenue is tied to the U.S. back-to-school season and is therefore at its highest in the second and third quarters.
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
The cost and lifespan of the equipment and processes we use to manufacture semiconductors vary by technology. Our Analog products and most of our Embedded Processing products can be manufactured using mature and stable, and therefore less expensive, equipment than is needed for manufacturing advanced logic products, such as some of our processor products.
We own and operate semiconductor manufacturing facilities in North America, Asia, Japan and Europe. These include both wafer fabrication and assembly/test facilities. Our facilities require substantial investment to construct and are largely fixed-cost assets once in operation. Because we own much of our manufacturing capacity, a significant portion of our operating cost is fixed. In general, these fixed costs do not decline with reductions in customer demand or utilization of capacity, potentially lowering our profit margins. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, potentially benefiting our profit margins.
We expect to maintain sufficient internal manufacturing capacity to meet the vast majority of our production needs. To supplement our manufacturing capacity and maximize our responsiveness to customer demand and return on capital, we utilize the capacity of outside suppliers, commonly known as foundries, and subcontractors. In 2013, we sourced about 20 percent of our total wafers from external foundries and about 35 percent of our assembly/test services from subcontractors.
In 2013, we closed older wafer fabrication facilities in Hiji, Japan, and Houston, Texas. In December 2013, we acquired an assembly/test facility in the Hi-Tech Zone of Chengdu, China, adjacent to our existing fabrication facility in Chengdu.
Inventory
Our inventory practices differ by product, but we generally maintain inventory levels that are consistent with our expectations of customer demand. Because of the longer product life cycles of catalog products and their inherently lower risk of obsolescence, we generally carry more inventory of those products than application-specific products. Additionally, we sometimes maintain product inventory in unfinished wafer form, as well as higher finished-goods inventory of low-volume catalog products, allowing greater flexibility in periods of high demand. We also have consignment inventory programs in place for our largest customers and some distributors.

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

Results of operations

2013 compared with 2012

Our performance in 2013 was strong, reflecting our increased focus on Analog and Embedded Processing, where the diversity and longevity of our positions are assets. During 2013, 79 percent of our revenue came from our core businesses of Analog and Embedded Processing, with Analog revenue increasing 3 percent from 2012 and Embedded Processing revenue increasing 9 percent from 2012. Operating margin for Analog was 25.8 percent, and it exceeded 30 percent during the second half of 2013. Operating margin for Embedded Processing was 7.6 percent, a level that should increase as we continue to grow and better align resources with market opportunities. Additionally, we completed our exit from legacy wireless products. Our business model continues to generate strong cash flow from operations, with free cash flow for 2013 of $3 billion, or 24 percent of revenue. During the year we returned over $4 billion of cash to investors through a combination of stock repurchases and dividends.

Free cash flow is a non-GAAP financial measure. For a reconciliation to GAAP and an explanation of the purpose for providing this non-GAAP measure, see the Non-GAAP financial information section after the Liquidity and capital resources section.

	For Years Ended December 31,
	2013	2012	2011
Revenue by segment:
Analog	$7,194	$6,998	$6,375
Embedded Processing	2,450	2,257	2,381
Other	2,561	3,570	4,979
Revenue	12,205	12,825	13,735
Cost of revenue (COR)	5,841	6,457	6,963
Gross profit	6,364	6,368	6,772
Research and development (R&D)	1,522	1,877	1,715
Selling, general and administrative (SG&A)	1,858	1,804	1,638
Acquisition charges	341	450	315
Restructuring charges/other	(189)	264	112
Operating profit	2,832	1,973	2,992
Other income (expense) net (OI&E)	17	47	5
Interest and debt expense	95	85	42
Income before income taxes	2,754	1,935	2,955
Provision for income taxes	592	176	719
Net income	$2,162	$1,759	$2,236
Diluted earnings per common share	$1.91	$1.51	$1.88

Percentage of revenue:
Gross profit	52.1%	49.6%	49.3%
R&D	12.5%	14.6%	12.5%
SG&A	15.2%	14.1%	11.9%
Operating profit	23.2%	15.4%	21.8%

As required by accounting rule ASC 260, net income allocated to unvested restricted stock units (RSUs), on which we pay dividend equivalents, is excluded from the calculation of earnings per share (EPS). The amount excluded was $36 million, $31 million and $34 million for the years ended December 31, 2013, 2012 and 2011, respectively.

On May 3, 2013, we filed a Report on Form 8-K to recast the information in our Annual Report on Form 10-K for the year ended December 31, 2012, to reflect the elimination, effective January 1, 2013, of the Wireless segment. The information in this Management’s discussion and analysis of financial condition and results of operations (MD&A) is presented on a basis that is consistent with that Form 8-K.

Our exit from legacy wireless products and the elimination of the Wireless segment resulted in changes to our corporate-level expense allocations, which negatively affected segment-level profitability in the year ended December 31, 2013. We expect a similar, although less significant, effect through the end of 2014. We allocate our corporate-level expenses, which are largely fixed, among our product lines in proportion to the operating expenses directly generated by them. Legacy wireless products generated lower operating expenses in 2013 than 2012 because we stopped investing in them. The corporate-level expenses allocated to those products were, therefore, proportionately lower, and the corporate-level expenses allocated to the remaining product lines were proportionately higher. This allocation change affects the profitability of each of our segments, but does not impact operating expense or profitability trends at the consolidated level.

Throughout the following discussion of our results of operations, unless otherwise noted, changes in our revenue are attributable to changes in customer demand, which are evidenced by fluctuations in shipment volumes. New products tend not to have a significant impact on our results in any given period because our revenue is derived from such a large number of products. From time to time, our revenue and gross profit are affected by changes in demand for higher-priced or lower-priced products, which we refer to as changes in the “mix” of products shipped.

Details of 2013 financial results
Revenue in 2013 was $12.20 billion, down $620 million, or 5 percent, from 2012 due to lower revenue from legacy wireless products.

Despite the decline in overall revenue, gross profit in 2013 of $6.36 billion was about even with 2012 due to a more favorable mix of products shipped and, to a lesser extent, lower manufacturing costs. Gross profit margin in 2013 was 52.1 percent of revenue compared with 49.6 percent in 2012.

Operating expenses were $1.52 billion for R&D and $1.86 billion for SG&A. R&D expense decreased $355 million, or 19 percent, from 2012 primarily reflecting the wind-down of our legacy wireless products. R&D expense as a percent of revenue was 12.5 percent compared with 14.6 percent in 2012. SG&A expense increased $54 million, or 3 percent, from 2012 primarily due to higher variable compensation and other support costs, partially offset by reduced costs from the wind-down of our legacy wireless products. SG&A expense as a percent of revenue was 15.2 percent compared with 14.1 percent in 2012.

Acquisition charges were related to our 2011 acquisition of National Semiconductor and were $341 million in 2013 compared with $450 million in 2012. The charges were primarily from the amortization of intangible assets. The decrease from 2012 was due to the nonrecurrence of integration-related expenses. See Note 2 to the financial statements for detailed information.

Restructuring charges/other in 2013 was a net credit of $189 million, reflecting the $315 million gain from our transfer of wireless connectivity technology to a customer in the second quarter, partially offset by restructuring charges of $126 million. This compared with a net charge of $264 million in 2012, which included restructuring and other charges of $408 million, partially offset by a $144 million gain from the transfer of the obligations and assets of a portion of our Japan pension program from the pension trust to the government of Japan. These net amounts are all included in Other. For details on restructuring actions, see the Restructuring actions section of this MD&A.

Operating profit was $2.83 billion, or 23.2 percent of revenue, compared with $1.97 billion, or 15.4 percent of revenue, in 2012.

OI&E for 2013 was income of $17 million compared with $47 million for 2012. The decrease was due to lower tax-related interest income.

Interest and debt expense was $95 million compared with $85 million in 2012. The increase was primarily due to higher average interest rates on debt outstanding during the period. See Note 12 to the financial statements for more information.

The income tax provision for 2013 was $592 million compared with $176 million for the prior year. The increase in the total tax provision was due to higher income before income taxes and, to a lesser extent, lower discrete tax benefits. The discrete tax benefits were $79 million in 2013, primarily due to the effect of the reinstatement of the federal research tax credit for 2012. In 2012, the discrete tax benefits were $252 million, primarily due to additional U.S. tax benefits for manufacturing related to prior years. Our annual effective tax rates were 24 percent in 2013 and 22 percent in 2012. These rates exclude the impact of the discrete tax benefits. See Note 7 to the financial statements for a reconciliation of the income tax provision to the statutory federal tax.

Net income was $2.16 billion, an increase of $403 million, or 23 percent, from 2012. EPS for 2013 was $1.91 compared with $1.51 for 2012. EPS in 2013 benefited $0.06 from 2012 due to a lower number of average shares outstanding as a result of our stock repurchase program.

Segment results

Analog

	2013	2012	Change
Revenue	$7,194	$6,998	3%
Operating profit	1,859	1,650	13%
Operating profit % of revenue	25.8%	23.6%

Analog revenue increased $196 million, or 3 percent, from 2012 primarily due to growth in Power. Revenue from SVA and HPA also increased, but to a lesser extent. HVAL revenue decreased primarily due to a less favorable mix of products shipped.

Operating profit was $1.86 billion, or 25.8 percent of revenue. This was an increase of $209 million, or 13 percent, compared with 2012 primarily due to higher gross profit that benefited from higher revenue and lower manufacturing costs. This increase in gross profit was partially offset by higher operating expenses.

Embedded Processing

	2013	2012	Change
Revenue	$2,450	$2,257	9%
Operating profit	185	158	17%
Operating profit % of revenue	7.6%	7.0%

Embedded Processing revenue increased $193 million, or 9 percent, compared with 2012 primarily due to higher revenue from Microcontrollers, and to a lesser extent, Processors and Connectivity.

Operating profit was $185 million, or 7.6 percent of revenue. This was an increase of $27 million, or 17 percent, compared with 2012 due to higher revenue and associated gross profit, partially offset by higher operating expenses.

Other

	2013	2012	Change
Revenue	$2,561	$3,570	-28%
Operating profit*	788	165	378%
Operating profit % of revenue	30.8%	4.6%

*Includes Acquisition charges and Restructuring charges/other

Revenue from Other was $2.56 billion in 2013. This was a decrease of $1.01 billion, or 28 percent, from 2012 primarily due to lower revenue from legacy wireless products.

Operating profit for 2013 from Other was $788 million, or 30.8 percent of revenue. This was an increase of $623 million, or 378 percent, compared with 2012 due to lower operating expenses and Restructuring charges/other. See Note 3 to the financial statements for more information on Restructuring charges/other. These decreases were partially offset by lower revenue and associated gross profit.

Prior results of operations - 2012 compared with 2011

During 2012, we faced a weak demand environment, but our operations performed well and we strengthened our strategic position.  We grew our free cash flow to almost $3 billion, or 23 percent of revenue, despite lower revenue that resulted primarily from our decision to exit wireless baseband products.  Our free cash flow was the result of more of our revenue coming from Analog and Embedded Processing, which offer solid growth and high margins and have low capital needs.  During 2012, we returned 90 percent of this free cash flow to stockholders through our continued share repurchases and higher dividend payments.

Revenue in 2012 was $12.82 billion, down $910 million, or 7 percent, from 2011 primarily due to a weak demand environment. Revenue from a full year’s inclusion of SVA slightly more than offset lower revenue from wireless baseband products.

Gross profit in 2012 was $6.37 billion, a decrease of $404 million, or 6 percent, from 2011. The decrease was primarily due to lower revenue. Gross profit margin in 2012 was 49.6 percent of revenue compared with 49.3 percent in 2011.

Operating expenses in 2012 were $1.88 billion for R&D and $1.80 billion for SG&A. R&D expense increased $162 million, or 9 percent, from 2011 primarily due to the inclusion of a full year of SVA. In 2012, R&D expense as a percent of revenue was 14.6 percent compared with 12.5 percent in 2011. SG&A expense increased $166 million, or 10 percent, from 2011 due to the inclusion of a full year of SVA. In 2012, SG&A expense as a percent of revenue was 14.1 percent compared with 11.9 percent in 2011.

Acquisition charges were related to the National acquisition and were $450 million in 2012 and $315 million in 2011. The increase was due to a full year of amortization of acquired intangible assets.

Restructuring charges/other were $264 million in 2012 and $112 million in 2011. The increase was primarily due to the restructuring of our former Wireless segment, partially offset by a $144 million gain we recognized from the Japan pension program change.

Operating profit in 2012 was $1.97 billion, or 15.4 percent of revenue, compared with $2.99 billion, or 21.8 percent of revenue, in 2011. The decrease was due to, in decreasing order, lower gross profit, higher operating expenses, higher restructuring charges and higher acquisition charges.

OI&E for 2012 was income of $47 million compared with $5 million for 2011. The increase was primarily due to tax-related interest income.

Interest and debt expense was $85 million in 2012 compared with $42 million in 2011. The increase was primarily due to having debt outstanding for a full year in 2012 compared with about eight months in 2011. We issued debt in May 2011 and assumed debt in September 2011, both in connection with our acquisition of National.

The annual effective tax rate for 2012 was 22 percent, which excluded discrete tax benefits of $252 million, resulting in a total income tax provision for 2012 of $176 million compared with a total tax provision of $719 million for the prior year. The decrease in the total tax provision was due to the combination of lower income before income taxes and the impact of discrete tax benefits. The decrease was partially offset by the impact of the expiration of the federal research tax credit at the end of 2011.

Net income in 2012 was $1.76 billion, a decrease of $477 million, or 21 percent, from 2011. EPS for 2012 was $1.51 compared with $1.88 for 2011. The decline in EPS was due to lower net income. EPS in 2012 benefited $0.03 from 2011 due to a lower number of average shares outstanding as a result of our stock repurchase program.

Segment results

Analog

	2012	2011	Change
Revenue	$6,998	$6,375	10%
Operating profit	1,650	1,693	-3%
Operating profit % of revenue	23.6%	26.6%

Analog revenue for 2012 increased $623 million, or 10 percent, from 2011 primarily due to the inclusion of a full year of SVA, and to a lesser extent, growth in Power. Partially offsetting the increase was lower revenue from HPA. Revenue from HVAL products was about even.

Operating profit for 2012 was $1.65 billion, or 23.6 percent of revenue. This was a decrease of $43 million, or 3 percent, compared with 2011 primarily due to higher operating expenses from the inclusion of a full year of SVA, partially offset by higher gross profit.

Embedded Processing

	2012	2011	Change
Revenue	$2,257	$2,381	-5%
Operating profit	158	387	-59%
Operating profit % of revenue	7.0%	16.3%

Embedded Processing revenue for 2012 decreased $124 million, or 5 percent, compared with 2011 due to lower revenue from Processors and, to a lesser extent, a less favorable mix of Microcontrollers shipped. The decrease was partially offset by higher revenue from Connectivity.

Operating profit for 2012 was $158 million, or 7.0 percent of revenue. This was a decrease of $229 million, or 59 percent, compared with 2011 primarily due to lower gross profit, and to a lesser extent, higher operating expenses.

Other

	2012	2011	Change
Revenue	$3,570	$4,979	-28%
Operating profit*	165	912	-82%
Operating profit % of revenue	4.6%	18.3%

* Includes Acquisition charges and Restructuring charges/other

Revenue from Other was $3.57 billion in 2012. This was a decrease of $1.41 billion, or 28 percent, from 2011 primarily due to lower revenue from wireless baseband products.

Operating profit for 2012 from Other was $165 million, or 4.6 percent of revenue. This was a decrease of $747 million, or 82 percent, compared with 2011 due to lower revenue and associated gross profit and higher restructuring and acquisition charges. Included in Restructuring charges/other for 2012 was a $144 million gain from the Japan pension program change. The increase in acquisition charges was due to a full year of increased amortization expense for acquired intangible assets.

Restructuring actions

We periodically undertake restructuring actions to focus our investments on opportunities that have the best potential for sustainable growth and returns.  In January 2014, we announced cost-saving actions in Embedded Processing and in Japan to focus on markets with greater potential for sustainable growth and strong long-term returns. Cost reductions include the elimination of about 1,100 jobs worldwide, and we expect annualized savings of about $130 million by the end of 2014. We expect these actions to be substantially complete by mid-2015. Total restructuring charges related to these actions are expected to be about $80 million, all of which will be severance and related benefit costs. Additionally, in 2012 we announced a restructuring of our Wireless business and closure of two older semiconductor manufacturing facilities in Houston, Texas, and Hiji, Japan. Both of these actions were complete by the end of 2013.

In 2013, restructuring charges were $126 million, which consisted of $49 million related to the action in Embedded Processing, $38 million related to the Wireless action and $39 million related to the closing of the manufacturing facilities.   Of the $126 million, $85 million was for severance and benefit costs and $41 million was for other charges.

In 2012, restructuring charges were $400 million, which consisted of $351 million related to the Wireless action and $49 million related to the closing of the manufacturing facilities.  Of the $400 million, $251 million was for severance and benefit costs and $149 million was for other charges, including a non-tax-deductible goodwill impairment of $90 million.

All of these charges are reflected on the Restructuring charges/other line and are included in Other. See Note 3 to the financial statements for more information.

Financial condition

At the end of 2013, total cash (Cash and cash equivalents plus Short-term investments) was $3.83 billion, a decrease of $136 million from the end of 2012.

Accounts receivable were $1.20 billion at the end of 2013. This was a decrease of $27 million compared with the end of 2012. Days sales outstanding were 36 at the end of 2013 compared with 37 at the end of 2012.

Inventory was $1.73 billion at the end of 2013. This was a decrease of $26 million from the end of 2012. Days of inventory at the end of 2013 were 112 compared with 103 at the end of 2012, consistent with our target range of 105 to 115 days.

Liquidity and capital resources

Our primary source of liquidity is cash flow from operations. Additional sources of liquidity are Cash and cash equivalents, Short-term investments and revolving credit facilities. Cash flow from operating activities for 2013 was $3.38 billion, about even with last year as the increase in net income was largely offset by the increase in working capital requirements.

We had $1.63 billion of Cash and cash equivalents and $2.20 billion of Short-term investments as of December 31, 2013.

We have a variable-rate revolving credit facility with a consortium of investment-grade banks that allows us to borrow up to $2 billion until March 2018. This credit facility also serves as support for the issuance of commercial paper. As of December 31, 2013, our credit facility was undrawn and we had no commercial paper outstanding.

In 2013, investing activities used $3 million compared with $1.04 billion in 2012. For 2013, Capital expenditures were $412 million compared with $495 million in 2012. Capital expenditures in both periods were primarily for semiconductor manufacturing equipment. In 2013, we had sales of short-term investments, net of purchases, that provided cash proceeds of $342 million. This compared with using cash of $604 million in 2012 to make purchases of short-term investments, net of sales.

In 2013, financing activities used net cash of $3.17 billion compared with $1.95 billion in 2012. In 2013, we received proceeds of $986 million from the issuance of fixed-rate long-term debt (net of original issuance discount) and repaid $1.50 billion of maturing debt. In 2012, we received net proceeds of $1.49 billion from the issuance of fixed-rate long-term debt and repaid $1.38 billion of debt and commercial paper. Dividends paid in 2013 were $1.18 billion compared with $819 million in 2012, reflecting increases in the dividend rate in each year. In 2013, we announced two increases in our quarterly cash dividend. During 2013, the quarterly dividend increased from $0.21 to $0.30 per share, resulting in an annualized dividend payment of $1.20 per share. In 2013, we used $2.87 billion to repurchase 77.6 million shares of our common stock. This compared with $1.80 billion used in 2012 to repurchase 59.8 million shares. Employee exercises of stock options are also reflected in Cash flows from financing activities. In 2013, these exercises provided cash proceeds of $1.31 billion compared with $523 million in 2012. Stock option exercises in 2013 were higher than historical averages.

We believe we have the necessary financial resources and operating plans to fund our working capital needs, capital expenditures, dividend and debt-related payments, and other business requirements for at least the next 12 months.

Non-GAAP financial information

This MD&A includes references to free cash flow and various ratios based on that measure.  These are financial measures that were not prepared in accordance with GAAP.  Free cash flow was calculated by subtracting Capital expenditures from the most directly comparable GAAP measure, Cash flows from operating activities (also referred to as Cash flow from operations).
The free cash flow measures were compared to the following GAAP items to determine the various non-GAAP ratios presented below and referred to in the MD&A:  Revenue, Dividends paid and Stock repurchases.  Reconciliation to the most directly comparable GAAP-based ratios is provided in the tables below.
We believe these non-GAAP measures provide insight into our liquidity, our cash-generating capability and the amount of cash potentially available to return to investors, as well as insight into our financial performance.  These non-GAAP measures are supplemental to the comparable GAAP measures.

Non-GAAP Reconciliations	For Year Ended December 31, 2013	Percentage of Revenue	For Year Ended December 31, 2012	Percentage of Revenue
Revenue	$12,205		$12,825

Cash flow from operations (GAAP)	$3,384	28%	$3,414	27%
Capital expenditures	(412)		(495)
Free cash flow (non-GAAP)	$2,972	24%	$2,919	23%

For Year Ended December 31, 2012
Dividends paid	$819
Stock repurchases	1,800
Total cash returned to shareholders	$2,619

Percentage of Cash flow from operations (GAAP)	77%
Percentage of free cash flow (non-GAAP)	90%

Long-term contractual obligations

	Payments Due by Period
Contractual Obligations	2014	2015/2016	2017/2018	Thereafter	Total
Long-term debt obligations (a)	$1,000	$2,000	$875	$1,250	$5,125
Operating lease obligations (b)	96	141	76	100	413
Software license obligations (c)	44	69	—	—	113
Purchase obligations (d)	102	77	32	22	233
Deferred compensation plan (e)	15	33	35	77	160
Total (f)	$1,257	$2,320	$1,018	$1,449	$6,044

(a)
Long-term debt obligations include amounts classified as the current portion of long-term debt, specifically obligations that will mature within 12 months. The related interest payments are not included.

(b)	Includes minimum payments for leased facilities and equipment and purchases of industrial gases under contracts accounted for as an operating lease.

(c)	Includes payments under license agreements for electronic design automation software.

(d)
Includes contractual arrangements with suppliers where there is a fixed, non-cancellable payment schedule or minimum payments due with a reduced delivery schedule. Excluded from the table are cancellable arrangements. However, depending on when certain purchase arrangements may be cancelled, an additional $14 million of cancellation penalties may be required to be paid, which are not reflected in the table.

(e)	Includes an estimate of payments under this plan for the liability that existed at December 31, 2013.

(f)
Excluded from the table are $91 million of uncertain tax liabilities under ASC 740, as well as any planned future funding contributions to retirement benefit plans. Amounts associated with uncertain tax liabilities have been excluded because of the difficulty in making reasonably reliable estimates of the timing of cash settlements with the respective taxing authorities. Regarding future funding of retirement benefit plans, we plan to contribute about $50 million in 2014, but funding projections beyond 2014 are not practical to estimate due to the rules affecting tax-deductible contributions and the impact from the plans' asset performance, interest rates and potential U.S. and non-U.S. legislation.

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

In 2013, about 55 percent of our revenue was generated from sales of our products to distributors. We recognize distributor revenue net of allowances, which are management’s estimates based on analysis of historical data, current economic conditions and contractual terms. These allowances recognize the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors receive certain price adjustments to meet individual competitive opportunities, or are allowed to return or scrap a limited amount of product in accordance with contractual terms agreed upon with the distributor, or receive price protection credits when our standard published prices are lowered from the price the distributor paid for product still in its inventory, or other incentives designed to maximize growth opportunities. Historical claims data are maintained for each of the programs, with differences among geographic regions taken into consideration. We continually monitor the actual claimed allowances against our estimates, and we adjust our estimates as appropriate to reflect trends in distributor revenue and inventory levels. Allowances are also adjusted when recent historical data do not represent anticipated future activity. About 50 percent of our distributor revenue is generated from sales of consigned inventory, and we expect this proportion to continue to grow over time. The allowances we record against this revenue are not material.

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

As part of our financial process, we must assess the likelihood that our deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior years that can be used to absorb net operating losses and credit carrybacks, and taxable income in future years. Our judgment regarding future recoverability of our deferred tax assets based on these criteria may change due to various factors, including changes in U.S. or international tax laws and changes in market conditions and their impact on our assessment of taxable income in future periods. These changes, if any, may require material adjustments to the deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made. Also, our plans for the permanent reinvestment or eventual repatriation of the accumulated earnings of certain of our non-U.S. operations could change. Such changes could have a material effect on tax expense in future years.

In addition to the factors described above, the effective tax rate reflected in forward-looking statements is based on then-current tax law. Significant changes in tax law enacted during the year could affect these estimates. Retroactive changes in tax law enacted subsequent to the end of a reporting period are reflected in the period of enactment as a discrete tax item. The extent to which the effective tax rate reflected in forward-looking statements differs from the 35 percent statutory corporate tax rate is generally due to lower statutory tax rates applicable to our operations in many of the jurisdictions in which we operate and from U.S. tax benefits. These lower tax rates are generally statutory in nature, without expiration and available to companies that operate in those taxing jurisdictions.

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

Changes in accounting standards

See Note 1 to the financial statements for information on new accounting standards.

Off-balance sheet arrangements

As of December 31, 2013, we had no significant off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Commitments and contingencies

See Note 13 to the financial statements for a discussion of our commitments and contingencies.

Quantitative and qualitative disclosures about market risk

Foreign exchange risk
The U.S. dollar is the functional currency for financial reporting. Our non-U.S. entities frequently own assets or liabilities denominated in U.S. dollars or non-local currencies. Exchange rate fluctuations can have a significant impact on taxable income in those jurisdictions, and consequently our effective tax rate.

We use forward currency exchange contracts to reduce the earnings impact exchange rate fluctuations may have on our non-U.S. dollar net balance sheet exposures. For example, at year-end 2013, we had forward currency exchange contracts outstanding with a notional value of $459 million to hedge net balance sheet exposures (including $211 million to sell Japanese yen, $120 million to sell euros and $33 million to sell British pound sterling). Similar hedging activities existed at year-end 2012.

Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these forward currency exchange contracts, based on year-end 2013 balances and currency exchange rates, a hypothetical 10 percent plus or minus fluctuation in non-U.S. currency exchange rates would result in a pre-tax currency exchange gain or loss of approximately $4 million.

Interest rate risk
We have the following potential exposure to changes in interest rates: (1) the effect of changes in interest rates on the fair value of our investments in cash equivalents and short-term investments, which could produce a gain or a loss; and (2) the effect of changes in interest rates on the fair value of our debt.

As of December 31, 2013, a hypothetical 100 basis point increase in interest rates would decrease the fair value of our investments in cash equivalents and short-term investments by $9 million and decrease the fair value of our long-term debt by $147 million. Because interest rates on our long-term debt are fixed, changes in interest rates would not affect the cash flows associated with long-term debt.

Equity risk
Long-term investments at year-end 2013 include the following:

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

Quarterly Financial Data
[Millions of dollars, except per-share amounts]

	Quarter
2013	1st	2nd	3rd	4th
Revenue	$2,885	$3,047	$3,244	$3,028
Gross profit	1,374	1,570	1,779	1,640
Operating profit	395	906	844	687
Net income	362	660	629	511
Earnings per common share:
Basic earnings per common share	$0.32	$0.59	$0.56	$0.46
Diluted earnings per common share	0.32	0.58	0.56	0.46

	Quarter
2012	1st	2nd	3rd	4th
Revenue	$3,121	$3,335	$3,390	$2,979
Gross profit	1,531	1,651	1,740	1,445
Operating profit	397	598	840	139
Net income	265	446	784	264
Earnings per common share:
Basic earnings per common share	$0.23	$0.38	$0.68	$0.23
Diluted earnings per common share	0.22	0.38	0.67	0.23

Included in the results above were the following items:

	Quarter
2013	1st	2nd	3rd	4th
Acquisition charges (a)	$86	$86	$86	$84
Restructuring charges/other (b)	15	(282)	16	62

	Quarter
2012	1st	2nd	3rd	4th
Acquisition-related charges (a)	$174	$104	$106	$88
Recorded as Cost of revenue	21	--	--	--
Recorded as Acquisition charges	153	104	106	88
Restructuring charges/other (b)	10	13	(122)	363

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

		Quarter
		1st	2nd	3rd	4th
Stock prices:
2013	High	$35.62	$37.09	$40.85	$43.91
	Low	31.55	33.92	35.05	39.24
2012	High	34.24	33.41	30.38	31.81
	Low	29.24	26.55	26.06	27.00
Dividends paid:
2013		$0.21	$0.28	$0.28	$0.30
2012		0.17	0.17	0.17	0.21